Confidential Draft Submission submitted to the U.S. Securities and Exchange Commission on December 18, 2025. This draft registration statement has not been publicly filed and all information herein remains strictly confidential.

As filed with the Securities and Exchange Commission on  , 2025

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LIVE OAK ACQUISITION CORP. V *

Co-registrant is listed on the following page

(Exact name of registrant as specified in its charter)

Cayman Islands	6770	61-2235506
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

4921 William Arnold Road

Memphis, TN 38117

Telephone: (901) 270-3107

(Address, including zip code, and telephone number, including area code, of  registrant’s principal executive offices)

Richard J. Hendrix

c/o Live Oak Acquisition Corp. V

4921 William Arnold Road

Memphis, TN 38117

Telephone: (901) 270-3107

(Name, address, including zip code, and telephone number, including area code, of  agent for service)

Copies to:

Douglas S. Ellenoff, Esq. Stuart Neuhauser, Esq. Matthew Gray, Esq. Meredith Laitner, Esq. Ellenoff Grossman & Schole LLP 1345 Avenue of the Americas New York, New York 10105-0302 (212) 370-1300	Ryan Maierson Nick Dhesi John Slater Latham and Watkins LLP 811 Main Street Houston, Texas 77002 (713) 546-5400

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and after all conditions under the Merger Agreement to consummate the proposed merger are satisfied or waived.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

*

Prior to the consummation of the Business Combination described in the proxy statement/prospectus forming part of this registration statement and subject to the approval of its shareholders, Live Oak Acquisition Corp. V (“Live Oak”) intends to effect a deregistration under Live Oak’s amended and restated memorandum and articles of association and Section 206 of the Companies Act (As Revised) of the Cayman Islands and a domestication under Section 388 of the Delaware General Corporation Law, pursuant to which Live Oak’s jurisdiction of incorporation will be changed from the Cayman Islands to the State of Delaware (the “Domestication”). After the Domestication, all securities being registered will be issued by the continuing entity following the Domestication, which will be renamed “Teamshares Inc.” and existing shareholders of Live Oak will hold shares in Teamshares Inc. rather than in a Cayman Islands company.

TABLE OF CO-REGISTRANT

Exact Name of Co-registrant as Specified in Its Charter	State or Other Jurisdiction of Incorporation or Organization	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number
Teamshares Inc.	Delaware	[ ]	36-4829165

(1)	The Co-registrant has the following principal executive offices:

Teamshares Inc.

214 Sullivan Street, 6B

New York, NY 10012

(2)	The agent for service for the Co-registrant is:

Corporation Service Company

251 Little Falls Drive

Wilmington, New Castle County, Delaware 19808-1674

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROXY STATEMENT/PROSPECTUS

SUBJECT TO COMPLETION, DATED DECEMBER [ ], 2025

PROXY STATEMENT FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF LIVE OAK ACQUISITION CORP. V

AND

PROSPECTUS FOR UP TO [ ] SHARES OF COMMON STOCK AND UP TO [ ] WARRANTS

OF LIVE OAK ACQUISITION CORP. V

To the Shareholders of Live Oak Acquisition Corp. V:

You are cordially invited to attend the extraordinary general meeting of shareholders (the “Live Oak Extraordinary General Meeting”) of Live Oak Acquisition Corp. V (“Live Oak”), which will be held at [ ] a.m., Eastern Time, on [ ], 2026. The board of directors of Live Oak (the “Board” or “Live Oak Board”) has determined to convene and conduct the Live Oak Extraordinary General Meeting in a virtual meeting format at www.cstproxy.com/[ ]. For the purposes of Live Oak’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the Live Oak Extraordinary General Meeting may also be attended in person at [  ]. The accompanying proxy statement/prospectus includes instructions on how to access the virtual Live Oak Extraordinary General Meeting and how to listen, participate and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the Live Oak Extraordinary General Meeting by visiting www.cstproxy.com/[ ] and using a control number assigned by Continental Stock Transfer & Trust Company and printed on your proxy card. To register and receive access to the Live Oak Extraordinary General Meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Live Oak will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus.

On November 14, 2025, Live Oak entered into an Agreement and Plan of Merger (as it may be amended or supplemented from time to time, the “Merger Agreement”) with Teamshares Inc., a Delaware corporation (“Teamshares”), Catalyst Sub Inc., a Delaware corporation and wholly-owned subsidiary of Live Oak (“Merger Sub”), Catalyst Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Live Oak (“Merger Sub II”), Live Oak Sponsor V LLC, a Delaware limited liability company (the “Sponsor”), solely in the capacity from and after the closing of the transactions (the “Closing”) contemplated by the Merger Agreement (collectively, the “Business Combination”) as representative of the shareholders of Live Oak (other than the former securityholders of Teamshares and their respective successors and assigns) in accordance with the terms and conditions of the Merger Agreement (the “SPAC Representative”), and Brian Gaebe, solely in the capacity from and after the Closing as the representative of the Earnout Participants (as defined below) and their respective successors and assignees in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”). A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A. You are being asked to vote on the Business Combination and certain other related matters.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination, among other things: (i) prior to the Closing, Live Oak shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to become a Delaware corporation (the “Domestication”); (ii) following the Domestication, on the date of the Closing (the “Closing Date”), Merger Sub will merge with and into Teamshares (the “First Merger”, to occur at the “First Effective Time”) with Teamshares surviving such merger as a wholly-owned subsidiary of Live Oak (the “Surviving Corporation”);

and (iii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving such merger as a wholly-owned subsidiary of Live Oak (and in such capacity, the “Surviving Entity”, and the effective time of the Second Merger, the “Second Effective Time”, also referred to, together with the First Effective Time, as the “Effective Time”). It is proposed that, upon the Closing, Live Oak will change its name to “Teamshares Inc.” Live Oak, following the Domestication and the Effective Time, is referred to herein as the “Combined Company.”

The Merger Agreement provides that the total consideration to be delivered at the Closing to Teamshares stockholders as of immediately prior to the First Effective Time (the “Teamshares Stockholders”) and holders of options to purchase shares of Teamshares common stock that are “in-the-money” as of immediately prior to the First Effective Time (“In-The-Money Optionholders”) will consist of a number of newly-issued shares of shares of Combined Company common stock, par value $0.0001 per share (“Combined Company Common Stock”), and options to purchase Combined Company Common Stock (the “Assumed Options”), with an aggregate value equal to the sum of (i) $525.0 million plus (ii) the aggregate amount of financing (if any is consummated between the date of execution of the Merger Agreement and the Closing Date, in accordance with the terms of the Merger Agreement) from subscription, purchase or similar financing agreements for debt investments, preferred equity or other equity-linked securities that are converted to Teamshares common stock and are outstanding as of immediately prior the First Effective Time (the “Merger Consideration”), with each share of Combined Company Common Stock to be valued, for such purpose, at $10.00 per share, and the portion of the Merger Consideration deliverable at the Closing to Teamshares stockholders as of immediately prior the First Effective Time (the “Teamshares Stockholders”), referred to as the “Stockholder Merger Consideration.” The Merger Agreement also provides that the Teamshares Stockholders and certain holders of Assumed Options, as further described below (collectively referred to as Earnout Participants, as further described below), may be entitled to receive additional shares of Combined Company Common Stock (described below as Earnout Shares) upon the future occurrence, if any, of certain events within a five-year period after the Closing Date (the “Earnout Period” or the “Founder Share Measurement Period,” as applicable), subject to satisfaction of certain additional conditions, as further described below. For the avoidance of doubt, other than the Teamshares Stockholders (including investors in Interim Financing Transactions, if any, whose investments convert into Teamshares capital stock prior to the First Effective Time) and holders of in-the-money Company Options, no holder of Teamshares securities will receive any consideration under or in connection with the Merger Agreement.

As a result of the Mergers, and upon the Closing, among other things:

•

All of the issued and outstanding capital stock of Teamshares as of immediately prior to the First Effective Time shall automatically be cancelled and cease to exist, in exchange for the rights of (A) each Teamshares Stockholder to receive its pro rata share of the Stockholder Merger Consideration and (B) each eligible Earnout Participant to receive certain Earnout Shares, if any are issued in accordance with the terms and conditions of the Merger Agreement; and

•

All outstanding “in-the-money” options to purchase shares of Teamshares common stock as of immediately prior to the First Effective Time shall be assumed by the Combined Company and replaced with Assumed Options, subject to equitable adjustments to the exercise prices and number of shares for which such Assumed Options are exercisable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

•	All Teamshares warrants, convertible debt, “out-of the-money” options and other convertible securities outstanding and not exercised or converted prior to the First Effective Time will be terminated.

The Merger Agreement also provides that, after the Closing, (1) former Teamshares Stockholders and (2) holders of Assumed Options who (i) were employed by, or in service with, the Surviving Corporation or its subsidiaries as of immediately following the First Effective Time (“Eligible Optionholders”) and (ii) remain continuously employed by, or in service with, the Surviving Entity or its subsidiaries from the Closing Date until immediately prior to an applicable Triggering Event, as further described below (such condition, the “Eligibility Condition”, and the foregoing, collectively, “Earnout Participants”) will have the contingent right to receive up to an additional 6,000,000 shares of Combined Company Common Stock (the “Earnout Shares”) in the event that, during the Earnout Period, (a) certain post-Closing Combined Company Common Stock trading-price-based metrics (“Earnout Share Price Targets”) are achieved, or (b) the Combined Company enters into and consummates a transaction which results in a change of control and in which the implied consideration per share of Combined Company Common Stock is equal to or greater than $12.00 (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) (each of (a) or (b), an “Earnout Triggering Event”).

Pursuant to a letter agreement entered into by the Sponsor contemporaneously with the execution of the Merger Agreement, the Sponsor has agreed that 1,150,000 shares of Combined Company Common Stock (“Deferred Founder Shares”) to be issued at the Closing in respect of 1,150,000 Live Oak Class B Ordinary Shares, par value $0.0001 per share (“Class B Ordinary Shares” or “Founder Shares” or “Sponsor Shares”) held by the Sponsor shall be restricted shares, subject to forfeiture and shall vest only if certain of the Founder Share Triggering Events are achieved during the Founder Share Measurement Period and that the fifty percent (50%) of the additional 1,150,000 Founder Shares (the “Incentive Founders Shares”), if any, that are not used by the Sponsor, in its sole discretion, to incentivize commitments from investors in financing transactions and are not forfeited at the Closing will also be subject to forfeiture and shall vest only if such Founder Share Triggering Events are achieved during the Founder Share Measurement Period.

Simultaneously with the execution of the Merger Agreement, Live Oak entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain investors (the “Initial PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Live Oak 13,695,652 Class A Ordinary Shares in exchange for an aggregate purchase price approximately $126.0 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). Consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Live Oak’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Immediately after the Closing, assuming that none of the outstanding Live Oak public shares (“Public Shares”) are redeemed prior to the Closing Date, and also taking into account the assumptions further described under the headings “Share Calculations and Ownership Percentages” and “Unaudited Pro Forma Condensed Combined Financial Information” in the accompanying proxy statement/prospectus, including that there is no adjustment to the number of shares of Combined Company Common Stock issuable as Merger Consideration resulting from any Interim Period Financing (if any such transactions are identified and pursued) and excluding all Earnout Shares, and assuming, also, that 1,150,000 Deferred Founder Shares and zero Incentive Shares are issued as Founder Post-Closing Restricted Shares subject to vesting and forfeiture terms, it is anticipated that the former holders of Live Oak Public Shares would own an interest of approximately [  ]% in the Combined Company, the Sponsor will own an interest of approximately [  ]% in the Combined Company, and the former Teamshares Stockholders will own an interest of approximately [  ]% of the Combined Company. If the actual facts immediately after the Closing are different from the foregoing assumptions, which they are likely to be, the percentage ownership information set forth above will also be different.

The units (“Units”) sold in Live Oak’s initial public offering (“IPO”), the Live Oak Class A ordinary shares underlying the Units and the redeemable warrants included as part of each Unit, entitling the holder thereof to purchase one Live Oak Class A ordinary share (“Public Warrants”) are traded on the Nasdaq under the symbols “LOKVU,” “LOKV” and “LOKVW,” respectively. On [  ], 2025, the closing sale prices of the Units, the Live Oak Class A ordinary shares and the Public Warrants were $[ ], $[ ] and $[ ], respectively. In connection with the Mergers, Live Oak intends to apply for the listing of shares of Combined Company Common Stock and warrants to purchase shares of Combined Company Common Stock on a U.S. national securities exchange under the proposed symbols “[ ]” and “[ ]”, respectively, to be effective at the Closing. There is no assurance that the Combined Company will be able to satisfy the listing criteria of the applicable national exchange at the Closing or will be able to continue to satisfy such criteria following the consummation of the Business Combination. The Combined Company will not have units traded following the consummation of the Business Combination.

Only holders of record of Class A Ordinary Shares and Class B Ordinary shares at the close of business on [  ], 2026, the record date for the Live Oak Extraordinary General Meeting (the “Record Date”), are entitled to notice of and to vote and have their votes counted at the Live Oak Extraordinary General Meeting and any adjournments or postponements thereof.

Live Oak is, and immediately following the Business Combination, the Combined Company will be, an “emerging growth company” as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, may elect to comply with certain reduced public company reporting requirements in future reports after the consummation of the Business Combination.

After careful consideration, the Live Oak Board has unanimously approved the Merger Agreement and the transactions comprising the proposed Business Combination and determined that each of the proposals to be presented at the Live Oak Extraordinary General Meeting is [fair, advisable] and in the best interests of Live Oak and its shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of Live Oak’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Live Oak and what may be best for a director’s personal interests when determining to recommend that Live Oak shareholders vote for the proposals set forth in the accompanying proxy statement/prospectus (the “Proposals”). See the sections entitled “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion.

The Live Oak Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination, including the securities to be issued in connection with, or the consideration to be delivered to, Teamshares Stockholders under the terms of the Merger Agreement.

Except for possibility that, prior to the Closing, Live Oak securities held by the Sponsor may be distributed out of the Sponsor entity pursuant to the governing documents of the Sponsor, there are currently no specified circumstances or arrangements under which Live Oak securities held by the Sponsor or its affiliates could be transferred, or that could result in the forfeiture, surrender or cancellation of such securities, subject to certain permitted exceptions for pre-closing distributions or transfers of Sponsor securities (subject, as applicable, to contractual lock-up restrictions), provided, that it is possible that other pre-closing changes to Sponsor securities could occur in connection with transaction financing arrangements, should any such arrangements or transactions be identified and pursued in connection with the Business Combination.

Pursuant to a letter agreement between Live Oak, the Sponsor, and Live Oak’s officers and directors (the “Insider Letter”) entered into at the time of Live Oak’s IPO, the Sponsor and such individuals agreed to (i) vote any Live Oak ordinary shares held by them in favor of any proposed initial business combination presented by Live Oak for approval by Live Oak shareholders and (ii) not to redeem any Live Oak ordinary shares owned by them in connection with such shareholder approval. No consideration was offered to any of the Sponsor or such individuals in respect of the foregoing commitments. There are currently no agreements, arrangements, or understandings, including any payments, between the Sponsor and unaffiliated securityholders of Live Oak regarding the redemption of outstanding securities of Live Oak or with respect to determining whether to proceed with a de-SPAC transaction.

The Insider Letter contains restrictions on whether and when the Sponsor may sell Live Oak securities held by the Sponsor, which restrictions will apply, after the Closing, to corresponding Combined Company securities. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or earlier if, subsequent to the consummation of an initial business combination of Live Oak, the closing price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Business Combination, and (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided. however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by the Sponsor, and any Sponsor Shares so distributed may be released from lock-up restrictions in connection with applicable stock exchange listing requirements. Warrants to purchase shares of Live Oak issued to the Sponsor in a private placement consummated simultaneously with the IPO (“Live Oak Private Warrants”), warrants issued upon conversion of any working capital loans made by the Sponsor to Live Oak (if any), and Live Oak shares underlying the foregoing warrants are subject to trading restrictions described in the Insider Letter whereby, subject to certain limited exceptions, such securities are not transferable until 30 days following the consummation by Live Oak of an initial business combination.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of warrants held by the Sponsor. Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Live Oak’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled:

•

“Questions and Answers About the Live Oak Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Teamshares Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?”

•

“Risk Factors — Risks Related to the Business Combination and Live Oak — The Sponsor paid nominal consideration for the Sponsor Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of Live Oak’s public shareholders”

•	“The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

When Live Oak shareholders consider the Proposals presented in the accompanying proxy statement/prospectus, they should keep in mind that the Sponsor and Live Oak’s directors and officers have interests in the Business Combination that are different from or in addition to, and may conflict with, interests of unaffiliated holders of Live Oak shares. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Live Oak. In such event, among other things, the value of certain interests of the Sponsor, its affiliates and Live Oak directors and officers would become worthless. Public Shareholders should take these interests into account when deciding whether to approve the Business Combination. These Interests include, among other things, the fact:

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[  ] million, assuming the per share value of the Sponsor Shares is the same as the $[  ] closing price of the Class A Ordinary Shares on the Nasdaq on [  ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[  ] million, assuming the per warrant value of the Private Warrant is the same as the $[  ] closing price of the Public Warrants on the Nasdaq on [  ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [  ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[   ] [ ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[   ] [ ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

For more information about the potential conflicts of interest, the nature of compensation and the potential dilutive impact of such interests held by the Sponsor and Live Oak’s directors and officers, see the following sections in the accompanying proxy statement/prospectus:

•

“Questions and Answers About the Live Oak Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Teamshares Stockholders and PIPE Investors and hold in the Combined Company immediately after the Closing?”

•

“Risk Factors — Risks Related to the Business Combination and Live Oak — The Sponsor paid nominal consideration for the Sponsor Shares it holds. As a result, the Sponsor may make a substantial profit if the Business Combination is consummated, even if the shares held by the Sponsor lose substantial value and even if the Business Combination arguably may not be in the best interests of Live Oak’s public shareholders.”

•	“The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination”

In addition, you should carefully consider the matters discussed under the heading entitled “Risk Factors” beginning on page 34 of the accompanying proxy statement/prospectus.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Live Oak’s Sponsor, Live Oak Sponsor V, LLC, a Delaware limited liability company, has received or may receive the following consideration from Live Oak prior to or in connection with the completion by Live Oak of an initial business combination in accordance with the terms of Live Oak’s governing documents (including upon the Closing of the proposed Business Combination with Teamshares):

Interest in Securities	Other Consideration
At Closing, the Sponsor will hold a total of 5,750,000 shares of Combined Company Common Stock, which will be issued in exchange for Live Oak Class B ordinary shares purchased by the Sponsor prior to Live Oak’s IPO for an aggregate price of $25,000 (or $0.004 per share).	Live Oak Merchant Partners, an affiliate of the Sponsor, receives $17,500 per month for services pursuant to the Administrative Services Agreement, dated as of February 27, 2025. As of [ ], 2025, approximately $[ ] has been paid under the Administrative Services Agreement, with any accrued and unpaid amounts to be paid at consummation of an initial business combination.

At Closing, the Sponsor will hold a total of 4,500,000 warrants to purchase shares of Combined Company Common Stock, which will be issued in exchange for Live Oak Private Warrants purchased by the Sponsor at the time of Live Oak’s IPO for an aggregate price of $4,500,000 (or $1.00 per warrant).	Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Live Oak, which may be convertible at the Closing into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of the warrants held by the Sponsor, Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Live Oak’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Live Oak Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Teamshares Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?” and “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

The accompanying proxy statement/prospectus provides Live Oak shareholders with detailed information about the Business Combination and other matters to be considered at the Live Oak Extraordinary General Meeting. Live Oak urges you to read the accompanying proxy statement/prospectus, including the financial statements and annexes and other documents referred to therein, carefully and in their entirety.

The accompanying proxy statement/prospectus may refer to important business and financial information about Live Oak reflected in documents Live Oak has filed with the Securities and Exchange Commission (the “SEC”) that are not included in or delivered with this proxy statement/prospectus. You may access these and other filings of Live Oak with the SEC by visiting its website at www.sec.gov or by requesting them in writing or by telephone at the following address:

Live Oak Acquisition Corp. V

4921 William Arnold Road

Memphis, TN 38117

Tel: (901) 270-3107

You will not be charged for any of these documents that you request. Shareholders requesting documents should do so by [  ], 2026 in order to receive them before the Live Oak Extraordinary General Meeting.

Your vote is very important. To ensure your representation at the Live Oak Extraordinary General Meeting, please complete and return the enclosed proxy card or submit your proxy by following the instructions contained in the accompanying proxy statement/prospectus and on your proxy card. Please submit your proxy promptly whether or not you expect to participate in the meeting. Submitting a proxy now will NOT prevent you from being able to vote online during the virtual Live Oak Extraordinary General Meeting. If you hold your shares in “street name,” you should instruct your broker, bank or other nominee how to vote in accordance with the voting instruction form you receive from your broker, bank or other nominee.

Very truly yours,

Richard J. Hendrix

Chief Executive Officer and Chairman of the Board

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals and for the election of each of the directors proposed by Live Oak for election.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD LIVE OAK CLASS A ORDINARY SHARES THROUGH UNITS, SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF LIVE OAK CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE DATE OF THE LIVE OAK EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE LIVE OAK EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS” IN THE PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in the accompanying proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in the accompanying proxy statement/prospectus. Any representation to the contrary is a criminal offense.

The accompanying proxy statement/prospectus is dated [  ], 2026, and is first being mailed to shareholders of Live Oak on or about [  ], 2026.

Live Oak Acquisition Corp. V

4921 William Arnold Road

Memphis, TN 38117

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

To Be Held On [  ], 2026 [ ] a.m. Eastern Time

[ ], 2026

TO THE SHAREHOLDERS OF LIVE OAK ACQUISITION CORP. V:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of shareholders (the “Live Oak Extraordinary General Meeting”) of Live Oak Acquisition Corp. V, a Cayman Islands exempted company (“Live Oak”), will be held virtually at [ ] a.m. Eastern Time on [ ], 2025. The Live Oak board of directors (the “Live Oak Board”) has determined to convene and conduct the Live Oak Extraordinary General Meeting in a virtual meeting format at www.cstproxy.com/[__]. For the purposes of Live Oak’s Amended and Restated Memorandum and Articles of Association (the “Current Charter”), the Live Oak Extraordinary General Meeting may also be attended in person at [__]. The accompanying proxy statement/prospectus includes instructions on how to access the virtual Live Oak Extraordinary General Meeting and how to listen, participate and vote from home or any remote location with internet connectivity. You or your proxy holder will be able to attend and vote at the Live Oak Extraordinary General Meeting by visiting www.cstproxy.com/[ ]. and using a control number assigned by Continental Stock Transfer & Trust Company. The Live Oak Extraordinary General Meeting will be held for the purpose of considering and voting on the proposals (the “Proposals”) described below and in the accompanying proxy statement/prospectus. To register and receive access to the virtual meeting, registered shareholders and beneficial shareholders (those holding shares through a stock brokerage account or by a bank or other holder of record) of Live Oak will need to follow the instructions applicable to them provided in the accompanying proxy statement/prospectus. At the Live Oak Extraordinary General Meeting, Live Oak shareholders will be asked to:

(i)

The Business Combination Proposal (Proposal 1) — to consider and vote on a proposal to approve, by ordinary resolution, the Agreement and Plan of Merger, dated as of November 14, 2025 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among Live Oak, Teamshares Inc., a Delaware corporation (“Teamshares”), Catalyst Sub Inc., a Delaware corporation and wholly-owned subsidiary of Live Oak (“Merger Sub”), Catalyst Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Live Oak (“Merger Sub II”), Live Oak Sponsor V LLC, a Delaware limited liability company (the “Sponsor”), solely in the capacity from and after the closing of the transactions (the “Closing”) contemplated by the Merger Agreement (collectively, the “Business Combination”) as representative of the shareholders of Live Oak (other than the former securityholders of Teamshares and their respective successors and assigns) in accordance with the terms and conditions of the Merger Agreement (the “SPAC Representative”), and Brian Gaebe, solely in the capacity from and after the Closing as the representative of the Earnout Participants (as defined below) and their respective successors and assignees in accordance with the terms and conditions of the Merger Agreement (the “Seller Representative”).

The Business Combination Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Business Combination Proposal (Proposal 1).” A copy of the Merger Agreement is attached to the accompanying proxy statement/prospectus as Annex A.

(ii)

The Domestication Proposal (Proposal 2) — to consider and vote upon a proposal by special resolution of the Live Oak Class B Shareholders to (a) change the domicile of Live Oak pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation (the “Domestication”); (b) adopt upon the Domestication taking effect, the certificate of incorporation (the “Interim Charter”) in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Live Oak’s Current Charter and which will remove or amend those provisions of Live Oak’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the

Secretary of State of Delaware, under which Live Oak will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Only the holders of the Class B Ordinary Shares will carry the right to vote to continue Live Oak in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of Live Oak in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Domestication Proposal (Proposal 2).”

(iii)

The Charter Proposal (Proposal 3) — to consider and vote on a proposal to approve, by ordinary resolution, the change of name of “Live Oak Acquisition Corp. V” to “Teamshares Inc.” and an amended and restated certificate of formation of the Combined Company (the “Proposed Charter”) in the form attached to the accompanying proxy statement/prospectus as Annex C, which will be effective as of the Closing, concurrent with which the amended and restated bylaws of the Combined Company (the “Proposed Bylaws”) in the form attached to the accompanying proxy statement/prospectus as Annex D, will also be adopted. The Charter Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Charter Proposal (Proposal 3).”

(iv-ix)

The Organizational Documents Proposals (Proposals 4 – 9) — to consider and vote on [six (6)] separate non-binding advisory proposals to approve, by ordinary resolution, material differences between the Current Charter in effect prior to the Domestication and the Mergers and the terms and provisions to be set forth in the Proposed Charter and Proposed Bylaws of the Combined Company upon completion of the Business Combination in accordance with the requirements of the SEC, specifically:

•

Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [   ] shares of Combined Company Common Stock and (B) [   ] shares of Combined Company Preferred Stock.

•

Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

•

Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

•

Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

•

Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

•

Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Live Oak Acquisition Corp. V” to “Teamshares Inc.”, (2) make the Combined Company’ corporate existence perpetual and (3) remove certain provisions related to Live Oak’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Organizational Documents Proposals are described in more detail in the accompanying proxy statement/prospectus under the heading “The Organizational Documents Proposals (Proposals 4 – 9).”

(x)

The Incentive Plan Proposal (Proposal 10) — to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Stock Incentive Plan (the “Incentive Plan”) in the form attached to the accompanying proxy statement/prospectus as Annex E, which, if approved by Live Oak shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 10).”

(xi)

The Nasdaq Proposal (Proposal 11) — to consider and vote on a proposal to approve, by ordinary resolution, for the purposes of complying with the applicable provisions of Nasdaq Rule 5635 of The Nasdaq Stock Market LLC (the “Nasdaq”), the issuance of Combined Company Common Stock in connection with the Business Combination and the additional shares of Combined Company Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under the Nasdaq Rule 5635. The Nasdaq Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Nasdaq Proposal (Proposal 11).”

(xii)

The Director Election Proposal (Proposal 12) — to consider and vote on a proposal, by ordinary resolution, to approve the election of nine (9) directors, effective upon the Closing, to serve on the Combined Company Board until their respective successors are duly elected and qualified, or until such directors’ earlier death, resignation or removal. The Director Election Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Director Election Proposal (Proposal 12).”

(xiii)

The Insider Letter Amendments Proposal (Proposal 13) — to consider and vote on a proposal to approve, by ordinary resolution, amendments (the “Insider Letter Amendments”) to the letter agreement, dated as of February 27, 2025, between Live Oak, the Sponsor and the other parties thereto (the “Insider Letter”), attached to the accompanying proxy statement/prospectus as Annex F, to revise the lock-up period applicable to the Live Oak Class B Ordinary Shares (as defined below) held by the Sponsor (the “Sponsor Shares” or the “Founder Shares”) set forth in the Insider Letter to end on the date that is six (6) months after the Closing Date. The Insider Letter Amendments Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 13: The Insider Letter Amendments Proposal.”

(xiv)

The Adjournment Proposal (Proposal 14) — to consider and vote on a proposal to approve, by ordinary resolution, the adjournment of the Live Oak Extraordinary General Meeting to a later date or dates, if necessary or desirable, at the determination of the chairman of the Live Oak Extraordinary General Meeting. The Adjournment Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “Proposal 14: The Adjournment Proposal.”

The proposals being submitted for a vote at the Live Oak Extraordinary General Meeting are more fully described in the accompanying proxy statement/prospectus, which also includes, as Annex A, a copy of the Merger Agreement. Live Oak urges you to read carefully the accompanying proxy statement/prospectus in its entirety, including the annexes and accompanying financial statements.

After careful consideration, the Live Oak Board has unanimously approved the Merger Agreement and the transactions comprising the Business Combination and determined that each of the proposals to be presented at the Live Oak Extraordinary General Meeting is fair, advisable and in the best interests of Live Oak and its shareholders and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

The existence of financial and personal interests of Live Oak’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Live Oak and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the proposals. See the sections entitled “Proposal 1: The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination” and “Beneficial Ownership of Securities” in the accompanying proxy statement/prospectus for a further discussion.

The Record Date for the Extraordinary General Meeting is [  ], 2026 (the “Record Date”). Only holders of record of the Class A Ordinary Shares, par value $0.0001 per share, of Live Oak (the “Live Oak Class A Ordinary Shares”), and the Class B Ordinary Shares, par value $0.0001 per share, of Live Oak (the “Live Oak Class B Ordinary Shares” and together with the Live Oak Class A Ordinary Shares, the “Live Oak Ordinary Shares”) at the close of business on the Record Date are entitled to notice of the Live Oak Extraordinary General Meeting and to vote at the Live Oak Extraordinary General Meeting and any adjournments or postponements of the Live Oak Extraordinary General Meeting.

Pursuant to the Current Charter, in connection with the Business Combination, holders (“Public Shareholders”) of Live Oak Class A Ordinary Shares underlying the units (the “Live Oak Units”) issued in Live Oak’s initial public offering (the “IPO”) may elect to have Live Oak redeem, in connection with any vote on a proposed Business Combination, the Live Oak Class A Ordinary Shares then held by them for cash equal to a pro rata portion of the aggregate amount on deposit in the trust account (the “Trust Account”) established at the time of the IPO as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable) (in accordance with Live Oak’s Current Charter and IPO prospectus), divided by the number of then outstanding Public Shares, subject to the limitations described herein. As of [__], 2025, based on funds in the Trust Account of approximately $[__] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[__] per share. Public Shareholders are not required to attend or vote at the Live Oak Extraordinary General Meeting in order to elect to have Live Oak redeem their Live Oak Class A Ordinary Shares for cash. This means that Public Shareholders who hold Live Oak Class A Ordinary Shares on or before [ ], 2026 (two (2) business days before the Live Oak Extraordinary General Meeting) will be eligible to elect to have their Live Oak Class A Ordinary Shares redeemed for cash in connection with the Live Oak Extraordinary General Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Live Oak Extraordinary General Meeting. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom such Public Shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from electing to have shares redeemed without Live Oak’s prior consent if, in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, for which redemption is sought exceeds 15% or more of the Live Oak Ordinary Shares included in the Live Oak Units (including overallotment securities sold to Live Oak’s underwriters in connection with the IPO). Holders of Live Oak’s outstanding Public Warrants and Live Oak Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Live Oak Units must separate the underlying Live Oak Class A Ordinary Shares and Live Oak Public Warrants prior to exercising redemption rights with respect to Public Shares.

In order to exercise redemption rights, holders of Public Shares must:

•

prior to 5:00 p.m. Eastern Time on [ ], 2026 (two (2) business days before the Live Oak Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to Continental Stock Transfer & Trust Company, Live Oak’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

•

In your request to Continental Stock Transfer & Trust Company for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Live Oak Ordinary Shares; and

•

deliver your Public Shares either physically or electronically through DTC to Live Oak’s transfer agent at least two (2) business days before the Live Oak Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Live Oak’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Live Oak does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Live Oak’s consent, until the consummation of to the Business Combination, or such other date and time as may be determined by the Live Oak Board in its sole discretion. If you delivered your shares for redemption to Live Oak’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Live Oak’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Live Oak’s transfer agent at the phone number or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

The Sponsor has agreed to waive its redemption rights with respect to any Live Oak Class A Ordinary Shares it may hold in connection with the consummation of the Business Combination, and such shares will be excluded from the pro rata calculation used to determine the per share redemption price for Public Shares in connection with the consummation of the Business Combination. Currently, the Sponsor beneficially owns 20% of the issued and outstanding Live Oak Class A Ordinary Shares, giving effect to the conversion from Live Oak Class B Ordinary Shares to Class A Ordinary Shares as contemplated by the Current Charter at a one-to-one ratio (as, prior to the Closing, the Sponsor is expected to waive its anti-dilution rights that would otherwise allow the Sponsor to maintain ownership of 20% of the Combined Company). The Sponsor has agreed to vote any Live Oak Ordinary Shares owned by it on the Record Date in favor of the Business Combination and the other Proposals.

Your vote is very important, regardless of the number of Live Oak Class A Ordinary Shares that you own. The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendments Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Live Oak Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Live Oak Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting.

If the Business Combination Proposal is not approved, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendments Proposal will not be presented to the Live Oak shareholders for a vote. The approval of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal are preconditions to the consummation of the Business Combination.

The Live Oak Board has adopted and approved the Merger Agreement and recommends that Live Oak shareholders vote “FOR” all of the Proposals presented to Live Oak shareholders at the Live Oak Extraordinary General Meeting. In arriving at its recommendations, the Live Oak Board carefully considered a number of factors described in the accompanying proxy statement/prospectus. When you consider the recommendation of the Live Oak Board, you should keep in mind that directors and officers of Live Oak have interests in the Business Combination that may conflict with your interests as a shareholder. For instance, rather than liquidating Live Oak, the Sponsor will benefit from the Business Combination and may be incentivized to complete the Business Combination, even if the transaction is unfavorable to Live Oak shareholders. See the section of the accompanying proxy statement/prospectus entitled “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination” for a further discussion of these considerations.

All Live Oak shareholders are cordially invited to virtually attend the Live Oak Extraordinary General Meeting and we are providing the accompanying proxy statement/prospectus and proxy card in connection with the solicitation of proxies to be voted at the Live Oak Extraordinary General Meeting (or any adjournment or postponement thereof). To ensure your representation at the Live Oak Extraordinary General Meeting, however, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm, bank or other nominee, you must instruct your broker, bank or other nominee on how to vote your shares or, if you wish to virtually attend the Live Oak Extraordinary General Meeting and vote, obtain a proxy from your broker, bank or other nominee.

Your vote is important regardless of the number of shares you own. Whether you plan to attend the Live Oak Extraordinary General Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.

Your attention is directed to the proxy statement/prospectus accompanying this notice (including the annexes thereto) for a more complete description of the proposed Business Combination and related transactions and each of the proposals. We encourage you to read this proxy statement/prospectus carefully. If you have any questions or need assistance voting your shares, please contact [ ], our proxy solicitor, using the contact information provided in the enclosed proxy statement/prospectus.

Very truly yours,

Richard J. Hendrix
Chief Executive Officer and Chairman of the Board

IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED “FOR” EACH OF THE PROPOSALS.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (1) IF YOU HOLD LIVE OAK CLASS A ORDINARY SHARES THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING LIVE OAK CLASS A ORDINARY SHARES AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (2) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, PHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE LIVE OAK EXTRAORDINARY GENERAL MEETING, THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (3) DELIVER YOUR SHARE CERTIFICATES (IF ANY) AND OTHER REDEMPTION FORMS TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT/WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK, BROKER OR OTHER NOMINEE TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE LIVE OAK EXTRAORDINARY GENERAL MEETING — REDEMPTION RIGHTS’’ IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT

This document, which forms part of the registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”), constitutes a prospectus of the Combined Company under the Securities Act of 1933, as amended (the “Securities Act”), with respect to securities to be issued by the Combined Company in connection with the proposed Business Combination. This document also constitutes a notice of a meeting and a proxy statement of Live Oak under Section 14(a) of the Exchange Act with respect to the Live Oak Extraordinary General Meeting at which Live Oak shareholders will be asked to consider and vote on a proposal to approve the Business Combination by approving and adopting the Merger Agreement, among other matters.

This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date on the cover hereof, or the date referenced herein, as applicable. Neither the mailing of this proxy statement/prospectus to Live Oak shareholders nor the issuance by the Combined Company of its securities in connection with the Business Combination will create any implication to the contrary.

Information contained in this proxy statement/prospectus regarding Live Oak and its business, operations, management and other matters has been provided by Live Oak and its representatives and information contained in this proxy statement/prospectus regarding Teamshares and its business, operations, management and other matters has been provided by Teamshares and its representatives.

This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy or consent, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Live Oak Extraordinary General Meeting, please contact Live Oak’s proxy solicitor listed below. You will not be charged for any of the documents that you request.

In order for you to receive the timely delivery of the documents in advance of the Live Oak Extraordinary General Meeting to be held on [ ], 2026, you must request the information by [ ], 2026.

You may also obtain additional information about Live Oak from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 292 of the accompanying proxy statement/prospectus.

i

SUBMISSION OF SHAREHOLDER PROPOSALS	290
FUTURE SHAREHOLDER PROPOSALS	291
SHAREHOLDER COMMUNICATIONS	291
WHERE YOU CAN FIND MORE INFORMATION	292
INDEX TO THE FINANCIAL STATEMENTS	F-1
ANNEX A — MERGER AGREEMENT	A-1
ANNEX B — INTERIM CHARTER	B-1
ANNEX C — PROPOSED CHARTER	C-1
ANNEX D — PROPOSED BYLAWS	D-1
ANNEX E — 2026 INCENTIVE PLAN	E-1
ANNEX F — INSIDER LETTER AMENDMENTS	F-1

TRADEMARKS AND TRADE NAMES

This proxy statement/prospectus includes trademarks of Teamshares such as “Teamshares”, and others, which are protected under applicable intellectual property laws and are the property of Teamshares. This proxy statement/prospectus also includes other trademarks, trade names, service marks and trade names that are the property of their respective owners. Solely for convenience, in some cases, the trademarks, trade names and service marks referred to in this proxy statement/prospectus are listed without the applicable ®, ™ and SM symbols, but such references are not intended to indicate, in any way, that Live Oak, the Combined Company or Teamshares do not assert, to the fullest extent under applicable law, their respective rights, or the right of the applicable licensor to these trademarks, service marks and trade names.

MARKET AND INDUSTRY DATA

This proxy statement/prospectus includes estimates, industry position, forecasts, market size growth and information that Live Oak and Teamshares obtained or derived from internal company reports, independent third-party reports and publications, surveys and studies by third parties. Some data are also based on good faith estimates, which are derived from internal company research or analyses, or review of internal company reports as well as the independent sources referred to above. Information that is based on market research, estimates, forecasts, projections, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Teamshares operates, and the Combined Company will operate, is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Industry publications, research, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.” These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the forecasts, industry information or estimates from independent third parties, Live Oak and Teamshares. Although both Live Oak and Teamshares believe that third-party information on which the companies have based estimates of industry position and industry data are generally reliable, the accuracy and completeness of this information is not guaranteed and is, in any event, subject to change and has not been independently verified.

FREQUENTLY USED TERMS

In this document:

“2020 Plan” means the Teamshares Inc. 2020 Equity Incentive Plan, which was most recently amended on June 21, 2024.

“AAA” means the American Arbitration Association or any successor entity conducting arbitrations, as such term used for purposes under the Merger Agreement.

“Administrative Services Agreement” means the Administrative Services Agreement, dated as of February 27, 2025, between Live Oak and Live Oak Merchant Partners, pursuant to which Live Oak agreed to pay Live Oak Merchant Partners a total of $17,500 per month for office space and secretarial and administrative support services.

“Additional PIPE Investment Transactions” means the additional PIPE financing transactions, if any such transactions are identified and consummated during the Interim Period consisting of the issuance of additional shares of Live Oak on terms mutually acceptable to Teamshares and Live Oak in accordance with the terms of the Merger Agreement.

“Additional PIPE Investors” means investors participating in Additional PIPE Investment Transactions pursuant to Additional PIPE Subscription Agreements, if any such agreements are entered into during the Interim Period in accordance with the terms of the Merger Agreement.

“Additional PIPE Shares” means the additional Live Oak Ordinary Shares issuable pursuant to Additional PIPE Subscription Agreements, if any such agreements are entered into during the Interim Period in accordance with the terms of the Merger Agreement.

“Additional PIPE Subscription Agreements” means the subscription agreements, if any, between Live Oak and investors in Additional PIPE Investment Transactions, pursuant to which such investors agree to purchase additional of Live Oak Ordinary Shares at or prior to the Closing.

“Amended and Restated Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into effective as of the Closing among Live Oak, the Sponsor, certain Teamshares Stockholders and the Initial PIPE Investors.

“Ancillary Agreements” means each agreement, instrument or document attached to the Merger Agreement or executed or delivered by any party to the Merger Agreement in connection with or pursuant to the Merger Agreement.

“As-Converted Interim Period Financing Shares” means the shares of Company common stock, if any, into which Interim Period Financing Securities are exchanged or converted prior to the First Effective Time.

“Assumed Options” means the options to purchase shares of the Combined Company Common Stock issued at the Closing to Teamshares In-The-Money Optionholders pursuant to the terms of the Merger Agreement.

“Business Combination” means all of the transactions associated with the proposed business combination between Live Oak and Teamshares, including as contemplated by the terms of the Merger Agreement, the Ancillary Agreements and other actions and transactions associated with the Mergers and other transactions described therein, including, without limitation, the issuances of Combined Company securities as Merger Consideration in connection therewith.

“Business Day” means any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business, excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day .

“Change of Control” in connection with a determination as to whether Earnout Shares may be issuable to Earnout Participants, as further described and subject in all events to the terms of the Merger Agreement, means, as to any acquisition on any date after the Closing by any person (that is not an affiliate of Live Oak or of the Surviving Entity) of beneficial ownership (as defined in Section 13(d) of the Exchange Act) of the capital stock of the Combined Company that, with the Combined Company capital stock already held by such person, constitutes more than 50% of the total voting power of the Combined Company capital stock.

“Class A Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Live Oak following the Domestication.

“Class B Common Stock” means the shares of Class A common stock, par value $0.0001 per share, of Live Oak following the Domestication.

“Class A Ordinary Shares” means the Class A ordinary shares, par value $0.0001 per share, of Live Oak.

“Class B Ordinary Shares” means the Class B ordinary shares, par value $0.0001 per share, of Live Oak.

“Closing Date” means the date of the Closing of the Business Combination.

“Closing” means the consummation of the Business Combination in accordance with the terms of the Merger Agreement.

“Code” means the Internal Revenue Code of 1986, as amended.

“Combination Period” means the 24-month period from dated of consummation of Live Oak’s IPO to February 27, 2027, which is the period of time which Live Oak has to consummate an initial business combination, unless such time period is further extended by an amendment to the Current Charter.

“Combined Company” means Live Oak, following the Domestication and consummation of the Mergers in accordance with the terms of the Merger Agreement, the name of which shall, upon the Closing, be “Teamshares Inc.”

“Combined Company Board” means the board of directors of Combined Company immediately after the Closing.

“Combined Company Class A VWAP” means, as of any date(s), the dollar volume-weighted average price for the Combined Company Class A Common Stock on the principal securities exchange or securities market on which the Combined Company Class A Common Stock is then traded during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg through its “HP” function (set to weighted average) or, if the foregoing does not apply, the dollar volume - weighted average price of the Combined Company Class A Common Stock in the over-the-counter market on the electronic bulletin board for such security during the period beginning at 9:30:01 a.m., New York time, and ending at 4:00:00 p.m., New York time, as reported by Bloomberg, or, if no dollar volume-weighted average price is reported for the Combined Company Class A Common Stock by Bloomberg for such hours, the average of the highest closing bid price and the lowest closing ask price of any of the market makers for such security as

v

reported by OTC Markets Group Inc. If the VWAP cannot be calculated for such security on such date(s) on any of the foregoing bases, the VWAP of the Combined Company Class A Common Stock on such date(s) shall be the fair market value as determined reasonably and in good faith by a majority of the disinterested independent directors of the board of directors (or equivalent governing body) of the applicable issuer. All such determinations shall be appropriately adjusted for any stock dividend, stock split, stock combination, recapitalization or other similar transaction during such period.i

“Combined Company Warrants” means the warrants to be issued at Closing to former holders of Live Oak Public Warrants and Live Oak Private Warrants.

“Common Stock” or “Combined Company Common Stock” means the shares of common stock, par value $0.0001 per share, of the Combined Company.

“Combined Company Preferred Stock” or “Preferred Stock” means the preferred stock of the Combined Company, par value $0.01 per share.

“Companies Act” means the Companies Act (Revised) of the Cayman Islands.

“Company” means Teamshares.

“Company Class A Voting Common Stock” means the Class A Voting common stock, par value $0.00001 per share, of the Company.

“Company Class B Voting Common Stock” means the Class B Voting common stock, par value $0.00001 per share, of the Company.

“Company Common Stock” means the Company Class A Voting Common Stock and the Company Class B Nonvoting Common Stock.

“Company Current Charter” means the Articles of Incorporation of the Company, as amended and effective under the DGCL, as presently in effect or as may be in effect as of a relevant date, as the context so demands.

“Company Preferred Stock” means the Company Voting Preferred Stock and the Company Non-Voting Preferred Stock.

“Company Preferred Stock Exchange” means the exchange or conversion, on or prior to the Closing Date, by the holders of Company Preferred Stock of their issued and outstanding shares of Company Preferred Stock for shares of Company Common Stock at the applicable conversion ratio (including any accrued or declared but unpaid dividends) as set forth in the Company Current Charter.

“Company Equity Plan” means the 2020 Equity Incentive Plan of Teamshares, as amended from time to time.

“Company Non-Voting Preferred Stock” means Company Series D-NV Preferred Stock and Company Series E-NV Preferred Stock.

“Company Options” means the options to purchase shares of capital stock of the Teamshares outstanding as of immediately prior to the First Effective Time, whether granted pursuant to the Company Equity Plan or otherwise.

“Company In-The-Money Option” means a Company Option with an exercise price less than the Per Share Price.

“Company Series Seed-AA Preferred Stock” means the Series Seed-AA preferred stock, par value $0.00001 per share, of the Company.

“Company Series A Preferred Stock” means the Series A preferred stock, par value $0.00001 per share, of the Company.

“Company Series B-1 Preferred Stock” means the Series B-1 preferred stock, par value $0.00001 per share, of the Company.

“Company Series B-2 Preferred Stock” means the Series B-2 preferred stock, par value $0.00001 per share, of the Company.

“Company Series C-1 Preferred Stock” means the Series C-1 preferred stock, par value $0.00001 per share, of the Company.

“Company Series C-2 Preferred Stock” means the Series C-2 preferred stock, par value $0.00001 per share, of the Company.

“Company Series D Voting Preferred Stock” means the Company Series D-1 Preferred Stock and the Company Series D-2 Preferred Stock.

“Company Series D-1 Preferred Stock” means the Series D-1 preferred stock, par value $0.00001 per share, of the Company.

“Company Series D-2 Preferred Stock” means the Series D-2 preferred stock, par value $0.00001 per share, of the Company.

“Company Series D-NV Preferred Stock” means the Series D-NV preferred stock, par value $0.00001 per share, of the Company.

“Company Series E Preferred Stock” means the Series E preferred stock, par value $0.00001 per share, of the Company.

“Company Series E-NV Preferred Stock” means the Series E-NV preferred stock, par value $0.00001 per share, of the Company.

“Company Series Seed-1 Preferred Stock” means the Series Seed-1 preferred stock, par value $0.00001 per share, of the Company.

“Company Series Seed-2 Preferred Stock” means the Series Seed-2 preferred stock, par value $0.00001 per share, of the Company.

“Company Underwater Options” means Company Options which, as of immediately prior to the First Effective Time, are not Company In-The-Money Options.

“Company Voting Preferred Stock” means Company Series Seed-1 Preferred Stock, Company Series Seed-2 Preferred Stock, Company Series Seed-AA Preferred Stock, Company Series A Preferred Stock, Company Series B-1 Preferred Stock, Company Series B-2 Preferred Stock, Company Series C-1 Preferred Stock, Company Series C-2 Preferred Stock, Company Series D Voting Preferred Stock and Company Series E Preferred Stock.

“Compass Point” means Compass Point Research & Trading, LLC, in its capacity as an advisor to Live Oak pursuant to the Compass Point Engagement Letter.

“Compass Point Engagement Letter” means the letter agreement between Live Oak and Compass Point, dated to be effective as of November 18, 2025, pursuant to which Compass Point agrees to provide Live Oak with certain advisory services in connection with the proposed Business Combination.

“CST” means Continental Stock Transfer & Trust Company, a New York corporation.

“Current Charter” means Live Oak’s Amended and Restated Memorandum and Articles of Association as currently in effect or in effect from time to time.

“Deferred Advisory Fee Agreement” means the letter agreement, dated February 27, 2025, between Live Oak and Santander, pursuant to which Santander agrees to provide certain advisory services to Live Oak in connection with Live Oak’s initial business combination, in consideration for which Live Oak agrees to deliver to Santander, in cash, in consideration for such advisory services, fees in an amount equal to 3.00% of the gross proceeds raised in the IPO, or $6,900,000 (up to 15% of which may be allocated, in Live Oak’s discretion, to Compass Point), which amount is payable solely upon consummation by Live Oak of an initial business combination.

“DeSPAC Agreement” means the agreement by and among Live Oak, Teamshares and Santander, dated as of November 13, 2025, setting forth certain agreements among the parties with respect to due diligence review to be carried out by Santander in connection with the proposed Business Combination.

“Deferred Founder Shares” means the 1,150,000 shares of Combined Company Common Stock issuable, as restricted shares, at the Closing in respect of 1,150,000 Class B Ordinary Shares held by the Sponsor prior to the Domestication, which shares shall vest and cease to be subject to forfeiture only if certain trading price-based Founder Share Metrics (referred to herein as the Founder Shares Post-Closing Conditions) are satisfied during the five-year Founder Share Measurement Period, in accordance with the terms of the Sponsor Letter Agreement.

“DGCL” means the Delaware General Corporation Law (as amended).

“DPW” means Davis Polk & Wardwell LLP, legal counsel for Santander US Capital Markets LLC.

“DTC” means The Depository Trust Company.

“DWAC” means The Depository Trust Company’s Deposit Withdrawal At Custodian.

“Earnout Participants” means (i) the Teamshares Stockholders and (ii) Eligible Optionholders who satisfy the Eligibility Conditions as of immediately prior to a Earnout Trigger Date, in each case in accordance with the terms of the Merger Agreement.

“Earnout Period” means the five-year period commencing on the Closing Date.

“Earnout Pro Rata Share” with, respect to an Earnout Triggering Event means: (a) each Earnout Participant who is a holder of outstanding shares of Company Stock as of immediately prior to the First Effective Time, a fraction expressed as a percentage equal to (i) the total number of shares of Company Stock held by a Company Stockholder as of immediately prior to the First Effective Time divided by (ii) the Fully Diluted Company Shares, provided, that solely for the purpose of this definition of “Earn Out Pro Rata Share”, the term “Fully Diluted Company Shares” shall include the aggregate number of shares of Company Common Stock issuable upon exercise of the Company Options (both vested and unvested) as of immediately prior to the First Effective Time that were then-held by an Earnout Optionholder (this clause (ii), the “Earn Out Denominator”); and (b) each Earnout Participant who is an Earnout Optionholder, a fraction expressed as a percentage equal to (i) the number of shares of Company Common Stock issued or issuable upon exercise of such holder’s Company Options (both vested and unvested) as of immediately prior to the First Effective Time, divided by (ii) the Earnout Denominator. For clarity, the Earnout Pro Rata Share with respect to each Earnout Triggering Event shall be reassessed to reflect the Earnout Optionholders who remained continuously employed by, or in service with the Company or its Subsidiaries, as of immediately prior to such Earnout Triggering Event; as such, the Earnout Denominator will not include any Company Options held by an Eligible Optionholder who is not an Earnout Optionholder with respect to such Earnout Triggering Event.

“Earnout Share Price Targets” means the Earnout Tier I Share Price Target, Earnout Tier II Share Price Target and Earnout Tier III Share Price Target.

“Earnout Shares” means the up to 6,000,000 Combined Company Class A Shares that may become issuable to Earnout Participants, subject to satisfaction of certain Earnout Conditions set forth in the Merger Agreement which include trading price-based Earnout Triggering Events and, with respect to certain Earnout Participants, satisfaction of Eligibility Conditions at the time, if any, of the occurrence of such Earnout Triggering Events.

“Earnout Tier I Share Price Target” means the condition that the Combined Company Class A VWAP equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period.

“Earnout Tier II Share Price Target” means the condition that means the condition that the Combined Company Class A VWAP equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period.

“Earnout Tier III Share Price Target” means the condition that the Combined Company Class A VWAP equals or exceeds $20.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period.

“Earnout Trigger Date” means the date of occurrence, if any, of an Earnout Triggering Event.

“Earnout Triggering Events” means the occurrence of an event, during the Earnout Period, giving rise to the issuance of certain Earnout Shares under the terms of the Merger Agreement, consisting of either (i) the achievement of certain post-Closing Earnout Share Price Targets by the Combined Company Class A Shares or (ii) the occurrence of a Qualifying Change of Control Transaction.

“Eligible Optionholder” means a holder of Assumed Options who is employed by, or in service with the Surviving Corporation or its subsidiaries as of immediately following the First Effective Time.

“Eligibility Conditions” means the conditions, set forth in the Merger Agreement, that an Eligible Optionholder must, as of immediately prior to an applicable Earnout Trigger Date, remained continuously employed by, or in service with, the Surviving Entity or its subsidiaries from the Closing Date until such Earnout Trigger Date, in order to qualify as an Earnout Participant relative to a distribution of Earnout Shares in connection with and upon the occurrence of such Earnout Trigger Date, if any.

“Effective Times” means the First Effective Time and the Second Effective Time.

“Employment Agreements” means, collectively, the executive employment agreements to be entered into between the Combined Company and each of (i) Michael Brown, Chief Executive Officer of the Company, (ii) Alex Eu, President of Teamshares, (iii) Kevin Shiiba, Chief Technology Officer of Teamshares, (iv) Brian Gaebe, Chief Financial Officer of Teamshares and (v) Madhuri Kommareddi, Chief Operating Officer of Teamshares prior, and as a condition, to the Closing in accordance with the terms of the Merger Agreement, to take effect contingent and effective upon consummation of the Business Combination.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Exchange Agent” means CST, in its capacity as exchange agent for purposes described in the Merger Agreement, or another agent mutually agreeable to Live Oak and Teamshares for such purposes, to perform the relevant actions and transactions described in the Merger Agreement in connection with the Closing.

“FINRA” means the Financial Industry Regulatory Authority (and any successor thereto, as applicable).

“First Merger” means the merger, in accordance with the terms of the Merger Agreement, of Merger Sub with and into Teamshares, with Teamshares continuing as a wholly-owned subsidiary of Live Oak referred to as the Surviving Corporation.

“First Effective Time” means the effective time of the First Merger.

“Founder Shares Post-Closing Conditions” means the conditions that must be satisfied during the Founders Shares Measurement Period in order for all or a portion of the Combined Company Class A Shares subject to the Founder Shares Post-Closing Condition to vest and cease to be subject to forfeiture in accordance with the terms of the Sponsor Letter Agreement.

“Founders Shares Measurement Period” means the five-year period commencing on the Closing Date.

“Founder Share Price Targets” or “Founder Shares Metrics” means the Founders Share Tier I Share Price Target, Founders Share Tier II Share Price Target and Founder Share Tier III Share Price Target.

“Founder Post-Closing Restricted Shares” means the up to 1,150,000 Combined Company Class A Shares, if any, that from and after the Closing, are subject to the Founder Shares Post-Closing Conditions in accordance with the terms of the Sponsor Letter Agreement, which may, subject to other factors, including related to potential financing transactions, include certain Deferred Founder Shares, certain Incentive Founder Shares, or both.

“Founder Share Tier I Share Price Target” means the condition that the Combined Company Class A VWAP equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period.

“Founder Share Tier II Share Price Target” means the condition that means the condition that the Combined Company Class A VWAP equals or exceeds $15.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period.

“Founder Share Trigger Date” means the date of occurrence, if any, of a Founder Share Triggering Event.

“Founder Share Triggering Events” means the occurrence of an event, if any, during the Founder Shares Measurement Period, giving rise to release of some or all of the Founder Post-Closing Restricted Shares from the restrictions and forfeiture conditions referred to herein as the Founder Shares Post-Closing Conditions, upon the occurrence of one or more of the Founder Shares Price Targets or a Qualifying Change of Control Transaction of the Combined Company.

“Fully-Diluted Company Shares” means, as of immediately prior to the Closing and without duplication, the total number of issued and outstanding shares of Company Common Stock, (a) after giving effect to the Company Preferred Stock Exchange or otherwise treating shares of Company Preferred Stock on an as converted

x

to Company Common Stock basis, (b) issuable upon the settlement of In-the-Money Company Options that are vested as of immediately prior to the First Effective Time, minus a number of shares equal to the aggregate exercise price of such In-the-Money Company Options divided by the Per Share Price and (c) treating all outstanding Company Convertible Securities (other than Company Options) as fully vested and as if the Company Convertible Security had been exercised, exchanged or converted as of the First Effective Time and using the treasury method of accounting but excluding any Company Securities described in Section 1.11(b) (relating to treasury stock).

“GAAP” means generally accepted accounting principles as in effect in the United States of America.

“Governing Documents” means, with regard to any entity,

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“In-The-Money Optionholders” means the holders of Company In-The-Money Options as of immediately prior to the First Effective Time.

“Incentive Plan” means the [Combined Company 2026 Equity Incentive Plan], in the form included as Annex E to this proxy statement/prospectus.

“Incentive Founder Shares” means up to 1,150,000 shares of Combined Company Common Stock issuable, as restricted shares, at the Closing in respect of 1,150,000 Class B Ordinary Shares held by the Sponsor prior to the Domestication, which shares shall be issuable at the option of the Sponsor, in its sole discretion, to incentivize commitments from investors in financing transactions, secure Trust Account non-redemption or backstop arrangements or otherwise provide support in connection with any financing transaction.

“Initial PIPE Investment” means the subscriptions by Initial PIPE Investors to purchase Live Oak shares prior and as a condition to the Closing pursuant to the Initial Subscription Agreements.

“Initial PIPE Investors” means an investor that is a party to the Initial PIPE Subscription Agreement.

“Initial PIPE Subscription Agreements” means, collectively, the subscription agreements dated as of November 14, 2025, between Live Oak and each of the Initial PIPE Investors.

“Initial PIPE Shares” means the 13,695,652 shares of Live Oak common stock to be issued to the Initial PIPE Investors pursuant to the Initial PIPE Subscription Agreements at a purchase price of $9.20 per share.

“Insider Letter” means the letter agreement, dated as of February 27, 2025, between Live Oak, its officers and directors, and the Sponsor, pursuant to which such officers, directors and the Sponsor of Live Oak agreed, among other things, to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of an initial business combination or an earlier redemption in connection with the commencement of the procedures to consummate an initial business combination if Live Oak determines it is desirable to facilitate the completion of such initial business combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the amended and restated articles of association of Live Oak; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete an initial business combination within the a specified period of time, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete an initial business combination within such specified period of time and to liquidating distributions from assets outside the Trust Account; and (iv) vote any founder shares held by them and any public shares purchased during or after Live Oak’s initial public offering (including in open market and privately negotiated transactions) in favor of an initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving such business combination transaction).

“Insider Letter Amendments” means the proposed amendments to the Insider Letter contained in the form of Insider Letter Amendment attached as Annex F to this proxy statement/prospectus and proposed to be adopted in connection with the Closing and to be effective as of the` Closing, subject to approval by the Live Oak shareholders of the Insider Letter Amendments Proposal.

“Interim Period” means the period between the date of execution of the Merger Agreement and the Closing.

“Interim Period Financing Amount” means an amount equal to the aggregate net cash proceeds actually received by the Target Companies after the date of the Merger Agreement and prior to the Closing Date from any Interim Period Financing.

“Interim Period Financing” means any financing for debt investments into Teamshares, on terms mutually agreeable to Teamshares and Live Oak, after the date of the Merger Agreement and prior to the Closing Date.

“Interim Period Financing Transactions” means collectively, the transactions, if any, consummated by the Company during the Interim Period in accordance with the terms of the Merger Agreement consisting of debt or equity investments into the Company, preferred equity and any accompanying warrants or other equity-linked securities which may include, without limitation, a “Bridge Financing” consisting of a private placement of Teamshares equity or equity-linked securities in one of the aforementioned forms, to be consummated prior to the Closing, if and to the extent any such transactions are identified and entered into by Teamshares in accordance with the terms of the Merger Agreement.

“Interim Period Financing Securities” means the securities, if any, issued by the Company pursuant to Interim Period Financing Transactions.

“Investment Company Act” means the Investment Company Act of 1940, as amended.

“IPO Promissory Note” means the unsecured promissory note in the principal amount of up to $300,000 issued to the Sponsor in connection with the IPO, which was repaid in full by Live Oak.

“IPO Prospectus” means the final prospectus of Live Oak, dated as of February 27, 2025, in connection with the IPO, as filed with the SEC pursuant to Rule 424(b) under the Securities Act on February 28, 2025 (File No. 333-284207).

“IPO” means the initial public offering of Live Oak’s securities consummated on March 3, 2025.

“IPO Underwriter” means Santander, in its capacity as the underwriter for Live Oak IPO.

“Live Oak” means Live Oak Acquisition Corp. V, a Cayman Islands exempted company.

“Live Oak Board” means the board of directors of Live Oak.

“Live Oak Class B Shareholders” means the holders of the Class B Ordinary Shares.

“Live Oak Extraordinary General Meeting” means the Extraordinary General meeting of the shareholders of Live Oak, to be held virtually at [ ] a.m., Eastern Time on [ ], 2026, and, for purposes of the Current Charter, in person at [ ].

“Live Oak Securities” means the Units, the Ordinary Shares, the Preference Shares and the Warrants, collectively.

“Live Oak Warrant Agreement” means the warrant agreement, dated as of February 27, 2025, by and between Live Oak and CST, in its capacity as warrant agent, which, upon the Closing, will become an agreement between the Combined Company and the Warrant Agent.

“Live Oak” means Live Oak Acquisition Corp. V, a Cayman Islands exempted company.

“Live Oak Transaction Expenses” means the unpaid fees and expenses of Live Oak immediately prior to the Closing incurred in connection with or related to the authorization, preparation, negotiation, execution or performance of the Merger Agreement, any Ancillary Agreements related thereto and all other matters related to the consummation of the Merger Agreement.

“Lock-Up Agreements” means the Management Lock-Up Agreements and the Significant Company Holder Lock-Up Agreements.

“Management Lock-Up Agreements” means the lock-up agreements entered into simultaneously with the execution of the Merger Agreement among Live Oak, the SPAC Representative and each member of the Teamshares Management Team, pursuant to which members of the Teamshares Management Team agreed to certain transfer and other restrictions applicable to the shares of Combined Company Common Stock they will receive in the Merger for a period of time after the Closing.

“Mergers” means the First Merger and the Second Merger.

“Merger Sub” means Catalyst Sub Inc., a Delaware corporation and wholly-owned subsidiary of Live Oak.

“Merger Sub II” means Catalyst Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Live Oak.

“Merger Agreement” means the Agreement and Plan of Merger, dated as of November 14, 2025, as it may be amended or supplemented from time to time, between Live Oak, Teamshares, Merger Sub, Merger Sub II, Sponsor (solely in its capacity as the SPAC Representative for the limited purposes set forth in the Merger Agreement) and the Seller Representative (solely in its capacity as the Seller Representative for the limited purposes set forth in the Merger Agreement).

“Merger Consideration” means the consideration, in the form of newly-issued securities of the Combined Company, to be delivered at the Closing to Teamshares Stockholders and In-The-Money Optionholders, with an aggregate value equal to the sum of (i) Five Hundred and Twenty-Five Million Dollars ($525,000,000) plus (ii) the aggregate amount of any Interim Period Financing Transactions, if any, solely to the extent the Interim Period Financing Securities issued in connection therewith, if any, have converted into shares of Company Common Stock as of immediately prior to the First Effective Time.

“Merger Consideration Shares” means a number of newly issued shares of Combined Company Common Stock equal to Merger Consideration divided by $10.00, deliverable to the Teamshares Stockholders at the Closing under the terms of the Merger Agreement.

“Minimum Cash Condition” means the condition to each party’s obligations to consummate the Business Combination under the terms of the Merger Agreement that Live Oak shall receive cash and cash equivalents, of at least $120.0 million, including funds remaining in the Trust Account (after satisfaction of required Redemption Payments) and including the aggregate amount of Transaction Financings, if any such financing transactions permitted by the Merger Agreement are entered into and consummated in connection with the Business Combination (which is not currently anticipated).

“Nasdaq” means the Nasdaq Stock Market LLC, and includes either the Nasdaq Global Market or the Nasdaq Capital Market, as applicable to the relevant listing.

“MSCO” means Muriel Siebert & Co., LLC, in its capacity as advisor to Live Oak pursuant to the terms of the MSCO Engagement Agreement.

“MSCO Engagement Agreement” means the engagement letter agreement between Live Oak and MSCO dated to be effective as of September 29, 2025, pursuant to which MSCO agrees to provide Live Oak with certain capital markets advisory services in connection with the proposed Business Combination, pursuant to which, subject to and contingent upon the consummation of one or more financing transactions by Live Oak involving investors introduced to Live Oak by MSCO (with whom Live Oak did not have a pre-existing relationships), Live Oak agrees to compensation MSCO in cash for such services in an amount equal to 3.00% of the gross proceeds from investors in Live Oak financing transactions introduced or identified by MSCO (with whom Live Oak has no pre-existing relationship).

“Non-Competition Agreements” means the non-competition and non-solicitation agreements between Live Oak, Teamshares and each of Michael Brown, Brian Gaebe, Madhuri Kommareddi, Alex Eu and Kevin Shiiba, entered into simultaneously with the execution of the Merger Agreement, to take effect as of the Closing.

“NYSE” means the New York Stock Exchange.

“Ordinary Shares” means the Class A Ordinary Shares and the Class B Ordinary Shares.

“Outside Date” means, for purposes of, and as used in, the Merger Agreement, the date of May 31, 2026, or an applicable later date if extended pursuant to the terms of the Merger Agreement.

“PCAOB” means the Public Company Accounting Oversight Board (United States).

“Person” or “person” means an individual, corporation, partnership (including a general partnership, limited partnership or limited liability partnership), limited liability company, exempted company, association, trust or other entity or organization, including a government, domestic or foreign, or political subdivision thereof, or an agency or instrumentality thereof.

“Per Share Price” means an amount equal to (i) the Merger Consideration divided by (ii) the Fully-Diluted Company Shares as of the Closing.

“PIPE Investment” means the Initial PIPE Investment and any Additional PIPE Investment (if any such Additional PIPE Investment transactions are identified and entered into).

“PIPE Investors” means the Initial PIPE Investor and the Additional PIPE Investors (if any).

“Placement Agent Agreement” means the agreement between Live Oak and Santander dated September 15, 2025, pursuant to which Santander is engaged by Live Oak to act as exclusive placement agent for any proposed PIPE Investment transactions involving the issuance of securities of Live Oak (including the Initial PIPE Investment), pursuant to which, contingent upon the consummation of such transactions, Santander will receive cash fees equal to 3.00% of the gross proceeds from PIPE Investors, subject to certain exclusions, and reimbursement for certain expenses associated with Santander’s services as placement agent.

“Preference Shares” means preference shares, par value $0.0001 per share, of Live Oak.

“Private Placement” means the private placement consummated simultaneously with the IPO in which Live Oak issued the Private Warrants to the Sponsor.

“Private Warrant” means (i) prior to the Closing, one (1) whole warrant entitling the holder thereof to purchase one (1) Class A Ordinary Share at a purchase price of $11.50 per share, and (ii) after the Closing, the equivalent warrants of the Combined Company issued in exchange for the Private Warrants of Live Oak upon consummation of the Merger.

“Private Warrant Subscription Agreement” means the Warrant Subscription Agreement, dated as of February 27, 2025, between Live Oak and the Sponsor, pursuant to which the Sponsor purchased 4,500,000 Private Warrants in the Private Placement.

“Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposals, the Nasdaq Proposal, the Incentive Plan Proposal, the Director Election Proposal, the Insider Letter Amendment Proposal and the Adjournment Proposal, each as defined in the section of this proxy statement/prospectus entitled “Questions and Answers About the Live Oak Extraordinary General Meeting — What proposals are shareholders of Live Oak being asked to vote upon?”.

“Proposed Bylaws” means the amended and restated bylaws of the Combined Company in the form included as Annex D to this proxy statement/prospectus, to be adopted by the Combined Company in connection with the consummation of the Business Combination.

“Proposed Charter” means the amended and restated certificate of formation of the Combined Company in the form included as Annex C to this proxy statement/prospectus, to be adopted by the Combined Company, assuming the Charter Proposal is approved by Live Oak shareholders at the Live Oak Extraordinary General Meeting.

“Proposed Organizational Documents” means collectively, the Proposed Bylaws and the Proposed Charter.

“Pro Rata Share” means with respect to each Company Stockholder, a fraction expressed as a percentage equal to (i) the portion of the Stockholder Merger Consideration issuable at the Closing to such Company Stockholder in accordance with the terms of the Merger Agreement, divided by (ii) the total Stockholder Merger Consideration issuable to all Company Stockholders at the Closing in accordance with the terms of this Agreement.

“Public Shares” means Class A Ordinary Shares underlying the Units sold in the IPO, including any overallotment securities acquired by Live Oak’s underwriters.

“Public Shareholders” means holders of Public Shares.

“Public Warrant” means (i) prior to the Closing, one (1) whole redeemable warrant that was included in as part of each Unit, entitling the holder thereof to purchase one (1) Class A Ordinary Share at a purchase price of $11.50 per share, and (ii) after the Closing, the equivalent warrants of the Combined Company issued in exchange for the Public Warrants of Live Oak upon consummation of the Merger.

“Qualifying Change of Control Transaction” means a transaction involving and consummated by the Combined Company during the Earnout Period which constitutes a Change of Control in which the implied price per Combined Company Class A Common Share equals or exceeds $12.00 per share.

“Record Date” means the close of business on [ ], 2026, which is the date as of which only holders of record of Ordinary Shares are entitled to notice of, and the opportunity to vote at, the Live Oak Extraordinary General Meeting and any adjournments or postponements of the Live Oak Extraordinary General Meeting.

“Redemption” means the right of the holders of Public Shares to have their shares redeemed in connection with the vote on, and effective upon the consummation of the Business Combination in accordance with the procedures set forth in this proxy statement/prospectus and the Current Charter.

“Redemption Payment” means the aggregate amount to be paid to Public Shareholders, if any, that have duly requested and not withdrawn requests to redeem their Public Shares in connection with the Closing, pursuant to the Redemption.

“Redemption Price” means an amount equal to the price at which Public Shareholders that timely and properly request, and do not withdraw, Redemptions may have Public Shares held by them redeemed in connection with the Closing.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of February 27, 2025, among Live Oak, the Sponsor and the other persons listed thereto, entered into in connection with the IPO.

“Required Proposals” means the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendments Proposal.

“Santander” means Santander US Capital Markets LLC.

“SEC” means the U.S. Securities and Exchange Commission.

“Second Merger” means the merger, to occur immediately following, and as part of the same transaction as, the First Merger, in accordance with the terms of the Merger Agreement, of the Surviving Corporation with and into Merger Sub II, with Merger Sub II surviving as the Surviving Entity in such merger.

“Second Effective Time” means the effective time of the Second Merger.

“Securities Act” means the Securities Act of 1933, as amended.

“Seller Representative” means Brian Gaebe, in Mr. Gaebe’s capacity from and after the Closing as the representative of the Teamshares Stockholders, solely for the purposes and subject to applicable terms set forth in the Merger Agreement.

“Significant Company Holder Lock-Up Agreements” means the lock-up agreements entered into simultaneously with the execution of the Merger Agreement among Live Oak, the SPAC Representative and each of certain Teamshares Stockholders pursuant to which each of those Teamshares Stockholders agreed to certain transfer and other restrictions applicable to the shares of Combined Company Common Stock they will receive in the Merger for a period of time after the Closing.

“SPAC Representative” means the Sponsor, solely in the Sponsor’s capacity from and after the Closing as representative of the former Live Oak shareholders (other than holders of securities of Teamshares) for the purposes and subject to applicable terms set forth in the Merger Agreement.

“Sponsor” means Live Oak Sponsor V, LLC, a Delaware limited liability company.

“Sponsor Letter Agreement” means the Letter Agreement entered into by Live Oak and the Sponsor simultaneously with the execution of the Merger Agreement pursuant to which, among other things, the Sponsor waives anti-dilution protections on the Founder Shares, agrees to be bound by specified Merger Agreement covenants regarding no solicitation, public announcements, and confidentiality, may allocate Incentive Founder Shares to support transaction financing and non-redemptions with any unused portion partly canceled and partly subject to an earn-out, and accepts related transfer restrictions, vesting upon share-price targets or change of control, and potential forfeiture of unvested earn-out shares.

“Sponsor Shares” or “Founders Shares” means the Live Oak Class B Ordinary Shares initially purchased by the Sponsor in a private placement consummated simultaneously with the IPO, and following the Domestication and the Closing, the shares of Combined Company Common Stock for which such Sponsor Shares are exchanged.xii

“Surviving Corporation” means Teamshares, as the surviving corporation in the First Merger.

“Surviving Entity” means Merger Sub II, as the surviving entity in the Second Merger.

“Teamshares” means Teamshares Inc., a Delaware corporation.

“Teamshares Management Team” means (i) Michael Brown, Chief Executive Officer of Teamshares, (ii) Alex Eu, President of Teamshares, (iii) Kevin Shiiba, Chief Technology Officer of Teamshares, (iv) Brian Gaebe, Chief Financial Officer of Teamshares and (v) Madhuri Kommareddi, Chief Operating Officer of Teamshares.

“Teamshares-Santander Advisory and Placement Agent Agreement” means , collectively, the letter agreement between Teamshares and Santander dated as of August 22, 2025 (the “Original Teamshares- Santander Advisory Agreement”), pursuant to which Santander agreed to act as financial and capital markets advisor to Teamshares, as amended by the supplemental letter agreement between Teamshares and Santander dated as of September 12, 2025 (the “Teamshares-Santander Amendment”) pursuant to which Santander agreed to act as placement agent to Teamshares in respect of a “Bridge Financing”, if any, into the Company prior to the Closing, in consideration for which Santander is entitled to receive a customary fee as described elsewhere herein.

“Teamshares Options” means the options under the 2020 Plan.

“Teamshares Stockholders” means the stockholders of Teamshares as of immediately prior to the First Effective Time, including, without limitation, any holders of Teamshares stock issued upon exchange or conversion of Company securities issued in Interim Period Financing Transactions, if any.

“Transactions” means all of the actions and transactions comprising the proposed Business Combination, including all of the transactions contemplated by the Merger Agreement, the Ancillary Agreements and any other agreements entered into in connection with the Closing, including the issuance of Combined Company securities pursuant to the foregoing.

“Transaction Financing” means, collectively, the PIPE Investment and the Interim Period Financing, to the extent any such transactions are pursued and consummated.

“Trust Account” means the trust account of Live Oak, established at the time of the IPO, containing proceeds of the sale of the Units in the IPO, including from overallotment securities sold by the IPO Underwriter, and the sale of Private Warrants following the closing of the IPO.

“Trust Agreement” means the Investment Management Trust Agreement, dated as of February 27, 2025, between Live Oak and the Trustee, as well as any other agreements entered into related to or governing the Trust Account.

“Trustee” means CST, in its capacity as Trustee under the Trust Agreement.

“Underwriting Agreement” means that certain underwriting agreement, dated as of February 27, 2025, by and between Live Oak and the IPO Underwriter.

“Units” means the units issued in the IPO (including overallotment units acquired by the IPO Underwriter) consisting of one (1) Class A Ordinary Share and one-half (1/2) of one Public Warrant.

“US GAAP” means generally accepted accounting principles in the United States of America.

“Voting Agreements” means the Voting and Support Agreements entered into by Live Oak, Teamshares and certain Teamshares Stockholders simultaneously with the execution of the Merger Agreement.

“VWAP” means the volume weighted average price.

“Warrant Agent” means CST, in its capacity as Warrant Agent for purposes of the Warrant Agreement.

“Warrants” means Private Warrants and Public Warrants, collectively.

“Working Capital Loans” means funds, if any, that, in order to provide working capital or finance transaction costs in connection with a business combination, the Sponsor or an affiliate of the Sponsor or certain of Live Oak’s directors and officers may, but are not obligated to, loan to Live Oak, if any.

Share Calculations and Ownership Percentages

Unless otherwise specified (including in the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities”), the share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to holders of securities of the Combined Company as of immediately following the Business Combination are for illustrative purposes only and assume the following (certain capitalized terms below are defined elsewhere in this proxy statement/prospectus):

1.

That no Public Shareholders exercise their redemption rights prior to (in the event that, in connection with a meeting of Live Oak shareholders convened prior to the Closing Date, if any, Public Shareholders are provided an opportunity to redeem Public Shares in accordance with the terms of the Current Charter) or in connection with the Closing of the Business Combination. Please see the section entitled “The Live Oak Extraordinary General Meeting — Redemption Rights.”

2.

That there are no securities issued by Live Oak prior to or at the Closing of the Business Combination except (i) to the extent required in order to effectuate the application of the conditions referred to in item 3 clause (i) below to relevant shares; (ii) as Merger Consideration deliverable to Teamshares Stockholders and In-The-Money Optionholders; and (iii) the 13,695,652 Initial PIPE Shares pursuant to the Initial PIPE Subscription Agreements; and that no outstanding Public Warrants or Private Warrants are exercised prior to or in connection with the Closing.

3.

That, in accordance with the terms and conditions of set forth in the Sponsor Letter Agreement, (i) at the Closing, 1,150,000 Deferred Founder Shares are subjected to Founder Share Post-Closing Conditions during the Founder Share Measurement Period and (ii) prior to the Closing, no Incentive Founder Shares are utilized to incentivize investors to participate in Financing Transactions, such that, at the Closing, 50% of the Incentive Founder Shares are forfeited and the remaining 50% of the Incentive Founder Shares are subjected to the Founder Share Post-Closing Conditions during the Founder Share Measurement Period.

4.

That no Interim Period Financing Transactions are consummated prior to the Closing, such that the aggregate Merger Consideration deliverable at the Closing to former security holders of Teamshares includes Combined Company Class A Shares and Assumed Options with an aggregate value equal to $525 million.

5.

That the number and terms of the outstanding Teamshares securities are the same as of immediately prior to the First Effective Time as presently, subject only to the Company effectuating the Company Preferred Stock Exchange in accordance with the terms of the Merger Agreement.

6.

That the number and vesting status of the Teamshares Options that are presently outstanding and in-the-money is the same as the number of In-The-Money Options outstanding and vested as of immediately prior to the First Effective Time and that, at the Closing, shares of [ ] Combined Company Common Stock are issued as Stockholder Merger Consideration and Assumed Options to purchase [ ] shares of Combined Company Common Stock are issued to In-The-Money Teamshares Optionholders.

7.

That, in accordance with the terms of the Merger Agreement, the Company causes all Company convertible securities which are not In-The-Money Options and are not converted into shares of Company common stock in connection with the Company Preferred Stock Exchange to be cancelled and extinguished for no consideration prior to or effective as of the First Effective Time.

8.	That none of the Teamshares Stockholders exercises appraisal rights in connection with the Closing.

9.

For purposes of calculating estimated Redemption Payments in connection with the presentation in this proxy statement/prospectus of various illustrative examples of pro forma Combined Company ownership scenarios, except to the extent otherwise noted, a Redemption Price of $[ ] per Public Share, calculated based on $[ ] million contained in the Trust Account as of [ ], 2025, is used, solely for calculation purposes.

The share calculations and ownership percentages set forth in this proxy statement/prospectus with respect to the Combined Company security holders following the Business Combination also do not include any shares reserved for issuance in connection with, or equity awards that may be made in connection with or following completion of the Business Combination pursuant to the Incentive Plan, and do not give effect to any other potential dilutive issuances of equity or equity-linked securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this proxy statement/prospectus may constitute “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify these forward-looking statements by the use of terminology such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “scheduled,” “forecasts,” “estimates,” “anticipates” or the negative version of these words or other comparable words or phrases. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Live Oak and Teamshares caution readers of this proxy statement/prospectus that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond Live Oak’s and Teamshares’ control, which could cause the actual results to differ materially from the expected results. These statements are based on various assumptions, whether or not identified in this proxy statement/prospectus, and on the current expectations of Teamshares’ and Live Oak’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions and none of Live Oak, the Combined Company or Teamshares guarantees that the transactions and events described will happen as described (or that they will happen at all). These forward-looking statements are subject to a number of risks and uncertainties, including:

•	Live Oak may not be able to obtain the required shareholder approval to consummate the proposed Business Combination;

•	Live Oak’s Sponsor, directors and officers have potential conflicts of interest in recommending that Live Oak’s shareholders vote in favor of the proposed Business Combination;

•

Live Oak’s Sponsor has agreed to vote in favor of the proposed Business Combination, which will increase the likelihood that Live Oak will receive the requisite shareholder approval for the proposed Business Combination and the transactions contemplated thereby regardless of how Live Oak’s public shareholders vote;

•

The ability of Live Oak’s public shareholders to exercise redemption rights with respect to a large number of public shares could deplete Live Oak’s trust account prior to the closing of the proposed Business Combination and thereby diminish the amount of capital available to the Combined Company;

•

Securities of companies formed through combinations with special purpose acquisition companies such as Live Oak may experience a material decline in price relative to the share price prior to such combinations;

•

Holders of Live Oak’s founder shares, including Live Oak’s Sponsor, may receive a positive return on such shares, even if Live Oak’s public shareholders experience a negative return on their investment after the consummation of the proposed Business Combination;

•

Live Oak cannot assure you that its due diligence review of Company’s business has identified all material issues or risks associated with their respective business or the industry in which it operates. Additional information may later arise in connection with the preparation of the registration statement and proxy materials or after the consummation of the proposed Business Combination. If Live Oak’s due diligence investigation was inadequate, then shareholders of the Combined Company could lose some or all of their investment;

•	Live Oak’s shareholders will experience significant dilution as a consequence of the proposed Business Combination and related financings;

•

The parties will incur significant transaction costs in connection with the proposed Business Combination, which may exceed current estimates and expectations, and those costs will be paid using the proceeds from the proposed Business Combination and related financings, diminishing the amount of capital available to the Combined Company following closing;

•

If, following the consummation of the proposed Business Combination, securities or industry analysts do not publish or cease publishing research or reports about the Combined Company, its business, or its market, or if they change their recommendation regarding the Combined Company’s shares adversely, then the price and trading volume of the Combined Company’s shares could decline;

•

An active trading market for the Combined Company’s securities may not be available on a consistent basis to provide shareholders with adequate liquidity. The market price of the Combined Company shares could decline significantly and trading volume could decline significantly or become volatile following the consummation of the proposed Business Combination;

•

Because there are no current plans for the Combined Company to pay cash dividends for the foreseeable future, shareholders may not receive any return on investment unless shares are sold for a price greater than that which was initially paid;

•

Future sales and issuance of shares could result in additional dilution of the percentage ownership of the Combined Company shareholders and cause the market price of the Combined Company’s shares to decline even if the business is doing well;

•

The Combined Company’s reported operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause the market price of its securities to fluctuate or decline;

•	Following the consummation of the proposed Business Combination, the Combined Company may be subject to an increased risk of securities class action litigation;

•	The Combined Company may be unable to obtain additional financing to fund its operations or growth;

•

There can be no assurance that the Combined Company will be able to meet the initial listing standards of Nasdaq, or following the closing of the proposed Business Combination, comply with the continued listing standards of Nasdaq;

•	Teamshares may not be able to implement its business plans, forecasts and other expectations after completion of the Business Combination;

•

Additional financing in connection with the Business Combination, or additional capital needed following the Business Combination to support Teamshares’ business or operations, may not be raised on favorable terms or at all;

•	The evolution of the markets in which Teamshares competes;

•	The ability of Teamshares to implement its strategic initiatives and continue to innovate its existing products and services; and

•	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

If any of these risks materialize or any of Live Oak’s or Teamshares’ assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Live Oak nor Teamshares presently know or that Live Oak and Teamshares currently believe are immaterial that could also cause actual results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak’s and Teamshares’ expectations, plans or forecasts of future events and views as of the date of this proxy statement/prospectus. Live Oak and Teamshares anticipate that subsequent events and developments may cause Live Oak’s and Teamshares’

assessments to change. However, while Live Oak, the Combined Company or Teamshares may elect to update these forward-looking statements at some point in the future, Live Oak, the Combined Company and Teamshares specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak’s and Teamshares’ assessments as of any date subsequent to the date of this proxy statement/prospectus. Accordingly, undue reliance should not be placed upon the forward-looking statements. Actual results, performance or achievements may, and are likely to, differ materially, and potentially adversely, from any projections and forward-looking statements and the assumptions on which those forward-looking statements were based. There can be no assurance that the data contained herein is reflective of future performance to any degree. You are cautioned not to place undue reliance on forward-looking statements as a predictor of future performance as projected financial information and other information are based on estimates and assumptions that are inherently subject to various significant risks, uncertainties and other factors, many of which are beyond Live Oak’s and Teamshares’ control. Forward-looking statements are not guarantees of performance. All forward-looking statements attributable to Live Oak, the Combined Company or Teamshares or a person acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements.

QUESTIONS AND ANSWERS ABOUT THE LIVE OAK EXTRAORDINARY GENERAL MEETING

The following questions and answers below only highlight selected information from this document and only briefly address some commonly asked questions about the proposals to be presented at the Live Oak Extraordinary General Meeting, including with respect to the proposed Business Combination. The following questions and answers do not include all the information that is important to Live Oak shareholders. We urge you to read this entire proxy statement/prospectus, including the Annexes and other documents referred to herein, carefully and in their entirety to fully understand the proposed Business Combination and the voting procedures for the Live Oak Extraordinary General Meeting. See also the section of this proxy statement/prospectus entitled “Where You Can Find More Information.”

Q:	Why am I receiving this proxy statement/prospectus?

A:

Live Oak shareholders are being asked to consider and vote upon a Proposal to approve and adopt the Business Combination including the transactions contemplated by the Merger Agreement, among other Proposals. Upon the completion of the transactions contemplated by the Merger Agreement, Teamshares will become a wholly owned subsidiary of the Combined Company. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

This proxy statement/prospectus and its annexes contain important information about the proposed Business Combination and the other matters to be acted upon at the Live Oak Extraordinary General Meeting. You should read this proxy statement/prospectus and its annexes and the other documents referred to herein carefully and in their entirety.

THE VOTE OF LIVE OAK SHAREHOLDERS IS IMPORTANT. LIVE OAK SHAREHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND ITS ANNEXES AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE LIVE OAK EXTRAORDINARY GENERAL MEETING.

Q:	What proposals are shareholders of Live Oak being asked to vote upon?

A:	Shareholders of Live Oak are being asked to vote upon the following Proposals:

The Business Combination Proposal (Proposal 1) — To consider and vote on a proposal to approve, by ordinary resolution, the Merger Agreement and the transactions contemplated thereby pursuant to which, at the Effective Time of the Mergers:

•

All of the issued and outstanding capital stock of Teamshares as of immediately prior to the First Effective Time shall automatically be cancelled and cease to exist, in exchange for the rights of (A) each Teamshares Stockholder to receive its pro rata share of the Stockholder Merger Consideration and (B) each eligible Earnout Participant to receive certain Earnout Shares, if any are issued in accordance with the terms and conditions of the Merger Agreement; and

•

All outstanding “in-the-money” options to purchase shares of Teamshares common stock as of immediately prior to the First Effective Time shall be assumed by the Combined Company and replaced with Assumed Options, subject to equitable adjustments to the exercise prices and number of shares for which such Assumed Options are exercisable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

•	All Teamshares warrants, convertible debt, “out-of the-money” options and other convertible securities outstanding and not exercised or converted prior to the First Effective Time will be terminated.

We refer to this Proposal as the “The Business Combination Proposal.” A copy of the Merger Agreement is attached to the proxy statement/prospectus as Annex A.

In addition to the approval of the Proposals at the Live Oak Extraordinary General Meeting, unless waived by the parties to the Merger Agreement, in accordance with the Merger Agreement and applicable law, the closing of the Business Combination is subject to a number of conditions set forth in the Merger Agreement including, among other things, receipt of the requisite shareholder approvals contemplated by this proxy statement/prospectus. For more information about the closing conditions to the Business Combination, see the section of this proxy statement/prospectus entitled “The Business Combination Proposal — Conditions to Closing.”

The Merger Agreement may be terminated at any time prior to the Closing of the Business Combination upon agreement of Teamshares and Live Oak, or by Teamshares or Live Oak acting alone in specified circumstances as described in the Merger Agreement. For more information about the termination rights under the Merger Agreement, see the section entitled “The Business Combination Proposal — Termination.”

Pursuant to the Current Charter, in connection with the Business Combination, the Public Shareholders may elect to redeem, in connection with any vote on a proposed Business Combination, Live Oak Class A Ordinary Shares then held by them for cash equal to the aggregate amount then on deposit in the Trust Account as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable), divided by the number of then outstanding Public Shares, subject to the limitations described herein and in the Current Charter. As of [ ], 2025, based on funds in the Trust Account of approximately $[ ] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[ ] per share. Public Shareholders are not required to affirmatively vote for or against the Business Combination in order to redeem their Live Oak Class A Ordinary Shares for cash. This means that Public Shareholders who hold Live Oak Class A Ordinary Shares on or before [ ], 2026 (two (2) business days before the Live Oak Extraordinary General Meeting) will be eligible to elect to have their Live Oak Class A Ordinary Shares redeemed for cash in connection with the Live Oak Extraordinary General Meeting, whether or not they are holders as of the Record Date, and whether or not such shares are voted at the Live Oak Extraordinary General Meeting.

A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Live Oak Ordinary Shares included in the Units. Holders of Live Oak’s outstanding public warrants and Units do not have redemption rights with respect to such securities in connection with the Business Combination. Holders of outstanding Units must separate the underlying Live Oak Class A Ordinary Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

See the section entitled “The Live Oak Extraordinary General Meeting — Redemption Rights.”

The Business Combination will be consummated only if the Required Proposals are approved at the Live Oak Extraordinary General Meeting, which Required Proposals include the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal. Each of the Required Proposals is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals. The Organizational Documents Proposals are conditioned on the Required Proposals. The Adjournment Proposal is not conditioned on the approval of any other Proposal set forth in this proxy statement/prospectus.

The Business Combination is not structured in a way that approval of at least a majority of unaffiliated Live Oak shareholders is required.

The Business Combination involves numerous risks. For more information about these risks, see the section entitled “Risk Factors.”

The Domestication Proposal (Proposal 2) — To consider and vote upon a proposal by special resolution of the Live Oak Class B Shareholders to (a) change the domicile of Live Oak pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation; (b) adopt upon the Domestication taking effect, the certificate of incorporation in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Live Oak’s Current Charter and which will remove or amend those provisions of Live Oak’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) file a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Live Oak will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Only the Live Oak Class B Shareholders will carry the right to vote to continue Live Oak in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of Live Oak in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Domestication Proposal (Proposal 2).”

The Charter Proposal (Proposal 3) — To consider and vote on a proposal to approve, by ordinary resolution, the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C (the “Proposed Charter”), which will amend and restate the Current Charter in its entirety and which will be effective as of the Closing. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

The Organizational Documents Proposals (Proposals 4-9) — to consider and vote on [six (6)] separate non-binding advisory proposals to approve, by ordinary resolution, material differences between the Current Charter in effect prior to the Domestication and the Mergers and the terms and provisions to be set forth in the Proposed Charter and Proposed Bylaws of the Combined Company upon completion of the Business Combination in accordance with the requirements of the SEC, specifically:

•

Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) [ ] shares of Combined Company Preferred Stock.

•

Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act

•

Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

•

Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

•

Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

•

Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Live Oak Acquisition Corp. V” to “Teamshares Inc.”, (2) make the Combined Company’ corporate existence perpetual and (3) remove certain provisions related to Live Oak’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

The Incentive Plan Proposal (Proposal 10) — To consider and vote on a proposal to approve, by ordinary resolution, the 2026 Stock Incentive Plan (the “Incentive Plan”) in the form attached to this proxy statement/prospectus as Annex E, which, if approved by the Live Oak shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. The Incentive Plan Proposal is described in more detail in this proxy statement/prospectus under the heading “The Incentive Plan Proposal (Proposal 10).”

The Nasdaq Proposal (Proposal 11) — To consider and vote on a proposal to approve, by ordinary resolution and for purposes of complying with the applicable listing rules of the Nasdaq, the issuance of the shares of Combined Company Common Stock to be issued in connection with the Business Combination. The Nasdaq Proposal is described in more detail in this proxy statement/prospectus under the heading “The Nasdaq Proposal (Proposal 11).”

The Director Election Proposal (Proposal 12) — To consider and vote on a proposal to approve, by ordinary resolution, the election of nine (9) directors to serve terms on the Combined Company’s board of directors effective at the Effective Time as set forth in the Combined Company Proposed Charter or until their respective successors are duly elected and qualified. The Director Election Proposal is described in more detail in this proxy statement/prospectus under the heading “The Director Election Proposal (Proposal 12).”

The Insider Letter Amendments Proposal (Proposal 13) — To consider and vote on a proposal to approve, by ordinary resolution, amendments to the Insider Letter, attached to this proxy statement/prospectus as Annex F, to revise the lock-up period applicable to Live Oak’s Class B Ordinary Shares held by the Sponsor set forth in the Insider Letter to end on the date that is six (6) months after the Closing Date. The Insider Letter Amendments Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 13: The Insider Letter Amendments Proposal.”

The Adjournment Proposal (Proposal 14) — To consider and vote on a proposal to approve, by ordinary resolution, the adjournment of the Live Oak Extraordinary General Meeting to a later date or dates, if necessary or appropriate as determined by the chairman of the Live Oak Extraordinary General Meeting.

Q: What interests do Live Oak’s Sponsor, current officers and directors and advisors have in the Business Combination?

A:

In considering the recommendation of the Live Oak Board to vote in favor of the Business Combination, Public Shareholders should be aware that, aside from their interests as shareholders, the Sponsor, directors and officers have interests in the Business Combination that are different from, or in addition to, those of Live Oak’s other shareholders generally, including the aggregate amount at risk to the Sponsor of $4,525,000, which is the amount that the Sponsor paid for its Sponsor Shares and Private Warrants. Live Oak’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to the Public Shareholders that they approve the Business Combination. Further, the interests of the Sponsor and current officers or directors of Live Oak may be different from or in addition to (and which may conflict with) your interests and they may be incentivized to complete a less favorable business combination rather than liquidating Live Oak. Public Shareholders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things, the fact:

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million, assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[ ] million, assuming the per warrant value of the Private Warrant is the same as the $[ ] closing price of the Public Warrants on the Nasdaq on [ ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of this proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Live Oak Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of the Combined Company after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Live Oak Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[ ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[ ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

In addition to the interests of the Sponsor and Live Oak’s executive officers and directors in the Business Combination, Live Oak shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Live Oak shareholders, including the following:

•

that pursuant to the terms of the Underwriting Agreement, the IPO Underwriter may receive deferred underwriting fees in an amount equal to up to $0.30 per Unit issued in the IPO, or $6,900,000, and such fees are payable only if Live Oak completes an initial business combination. Such deferred amount will be subject to pro rata reduction based on the extent of redemptions that reduce the amount of the Trust Account at the time of Live Oak’s consummation of the initial business combination and will otherwise be allocated to members of FINRA who have assisted in the consummation of the initial business combination, at the discretion of the Sponsor;

•

that pursuant to the terms of the Deferred Advisory Agreement, Santander is entitled to receive cash fees (up to 15% of which may be allocated, in Live Oak’s discretion, to Compass Point), which amount is payable solely upon consummation by Live Oak of an initial business combination;

•

that pursuant to the terms of the Placement Agent Agreement with Live Oak, Santander, in its capacity as placement agent, is entitled to receive cash fees equal to 3.00% of the gross proceeds from PIPE Investors, subject to certain exclusions, and reimbursement for certain expenses associated with Santander’s services as placement agent, subject to and contingent upon the consummation of the PIPE Investment; and

•

that pursuant to the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Santander is entitled to receive a customary advisory fee, subject to certain adjustments (as well as a fee in respect of services as placement agent to Teamshares in respect of a Bridge Financing (if any such transaction is consummated by Teamshares (or the Combined Company) at or prior to the Closing, cash fees conditioned upon consummation thereof), payable to Santander in connection with the closing of the Business Combination.

In connection with the proposed Business Combination, Live Oak, Teamshares and Santander also entered into a deSPAC Agreement with respect to due diligence review to be carried out by Santander in connection with the proposed Business Combination which includes an acknowledgement of the multiple roles Santander is or would be playing in connection with the proposed Business Combination.

Additionally, under the terms of the Placement Agent Agreement, Live Oak acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor to Teamshares and Live Oak agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to the Live Oak pursuant to the Placement Agent Agreement, (ii) Santander acting as placement agent to the Teamshares in connection with any other financing transaction conducted by Teamshares in connection with the Business Combination (including a Bridge Financing, if any), (iii) Santander acting as financial advisor and capital markets advisor to Teamshares, and/or (iv) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement.

Further, under the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Teamshares acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor and placement agent to Teamshares and Teamshares agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to Live Oak pursuant to the Placement Agent Agreement, and as underwriter for the Live Oak IPO and the potential recipient, in such capacity, of deferred underwriting and deferred advisory fees pursuant to the Underwriting Agreement and Deferred Advisory Fee Agreement; (ii) Santander acting as placement agent to Teamshares in connection with any other primary issuance of equity securities at a fixed pre-money valuation, or certain equity-linked securities in a Bridge Financing, if any, and (iii) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement with Teamshares.

The members of the Live Oak Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Live Oak shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Live Oak Board in making their recommendation that you vote in favor of the approval of the Business Combination, Live Oak did not rely advice or recommendations by Santander in its decision-making with respect to the transaction with Teamshares and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Teamshares, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Live Oak Board determined that the overall benefits expected to be received by Live Oak and its shareholders in the

Business Combination outweigh any potential risk created by the conflicts stemming from Santander’s interests in potential compensation payable to Santander by each of Live Oak and Teamshares, respectively, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing of the Transaction as described above. In addition, the Live Oak Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Live Oak with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Q:	Did the Live Oak Board obtain a fairness opinion (or any similar report or appraisal) in determining whether or not to proceed with the Business Combination?

A:

No. The Live Oak Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to Teamshares Stockholders under the terms of the Merger Agreement). However, Live Oak management and the members of the Live Oak Board have substantial experience evaluating the financial merits of companies across a variety of industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, and the Live Oak Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the Live Oak Board, as further described under the heading “Live Oak Financial Analysis” below, included information about other public companies with similarities to Teamshares’ business and other relevant financial information selected based on the business experience and the professional judgment of Live Oak management. The risks related to the Live Oak Board not obtaining a fairness opinion or any similar report or appraisal in connection with the determination to approve the Business Combination are further described under the heading “Risks Related to the Business Combination and Live Oak” below, under the subheading “Neither the Live Oak Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Live Oak is paying for Teamshares is fair to Live Oak — and, by extension, its securityholders — from a financial point of view.”

Q: What determination was made by the Live Oak Board regarding the fairness and advisability of the transactions?

A:

Prior to Live Oak entering into the Merger Agreement, the Live Oak Board convened a meeting to complete its evaluation of the proposed Business Combination and the transactions. In such evaluation, the Live Oak Board considered the matters necessary or appropriate to reach an informed conclusion as to the fairness, advisability and reasonableness of the transactions, including, without limitation, whether the proposed Business Combination is in the best interests of Live Oak shareholders. Having affirmed the foregoing, the Live Oak Board proceeded to approve the Business Combination. As Live Oak is an exempted company under the laws of the Cayman Islands, the Live Oak Board’s review of the transactions was conducted in accordance with Cayman Islands law, based on advice from Cayman legal counsel that directors of a Cayman company have a duty to act in good faith and in the best interests of the company (generally considered to include the interests of the company’s shareholders, as a whole). Accordingly, taking into account the Live Oak Board’s view that the proposed Transactions are in the best interests of the Live Oak shareholders, the Live Oak Board approved the transactions as being fair, advisable and in the best interests of Live Oak.

Q:	Are any of the proposals conditioned on one another?

A:

Yes. Each of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal is conditioned on one another and are referred to collectively herein as the “Required Proposals.” The remaining Proposals, consisting of the Organizational Documents Proposals and the Adjournment Proposal are not Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Live Oak at the Live Oak Extraordinary General Meeting, because they are conditioned on the approval of the Business Combination Proposal. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in this proxy statement/prospectus.

It is important for you to note that if the Required Proposals do not receive the requisite vote for approval, Live Oak will not consummate the Business Combination. If Live Oak does not consummate the Business Combination and fails to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will be required, in accordance with the Current Charter, to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account (net of taxes payable and up to $100,000 of interest to pay dissolution expenses) to its Public Shareholders. If Live Oak’s initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), then Live Oak’s existence will terminate, and Live Oak will distribute amounts in the Trust Account as provided in the Current Charter.

Q:	When and where will the Live Oak Extraordinary General Meeting take place?

A:

The Live Oak Extraordinary General Meeting will be held on [  ], 2026 at [  ] a.m. Eastern Time, in a virtual meeting format at www.cstproxy.com/[  ]. For the purposes of the Current Charter, the Extraordinary General Meeting may also be attended in person at [ ].

Q:	What will happen in the Business Combination?

A:	At the Effective Time of the Mergers:

•

All of the issued and outstanding capital stock of Teamshares as of immediately prior to the First Effective Time shall automatically be cancelled and cease to exist, in exchange for the rights of (A) each Teamshares Stockholder to receive its pro rata share of the Stockholder Merger Consideration and (B) each eligible Earnout Participant to receive certain Earnout Shares, if any are issued in accordance with the terms and conditions of the Merger Agreement; and

•

All outstanding “in-the-money” options to purchase shares of Teamshares common stock as of immediately prior to the First Effective Time shall be assumed by the Combined Company and replaced with Assumed Options, subject to equitable adjustments to the exercise prices and number of shares for which such Assumed Options are exercisable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

•	All Teamshares warrants, convertible debt, “out-of the-money” options and other convertible securities outstanding and not exercised or converted prior to the First Effective Time will be terminated.

A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

Q:	What equity stake will current Public Shareholders, the Sponsor, the Teamshares Stockholders and the PIPE Investors hold in the Combined Company immediately after the Closing?

A:

Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock, (ii) the Sponsor is expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock, (iii) the Teamshares stockholders are expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock, and (iv) the PIPE Investors are expected to own approximately [ ]% of the outstanding shares of Combined Company Common Stock.

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, and (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, but exclude the potential dilutive effect of Combined Company Warrants to be issued at Closing to former holders of Live Oak Public Warrants and Live Oak Private Warrants (and the shares of Combined Company Common Stock issuable upon exercise of such warrants) and excluding, also, any post-Closing equity awards under the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Live Oak shareholders and Teamshares stockholders and the PIPE Investors in the Combined Company, and associated voting power, will be different.

If any of the Public Shareholders redeem their Public Shares prior to or in connection with the Closing, the percentage of the outstanding Combined Company Common Stock held by Public Shareholders will decrease and the percentages of the outstanding Combined Company Common Stock held by the Sponsor and by the Teamshares stockholders and the PIPE Investors will increase, in each case, relative to the percentage held if none of the shares of Live Oak Class A Ordinary Shares are redeemed.

If any of the Public Shareholders redeem their Public Shares at Closing in accordance with the Current Charter but continue to hold Public Warrants after the Closing, the aggregate value of the Public Warrants that may be retained by them, based on the closing trading price per Public Warrant as of [ ], 2025, would be $[ ], regardless of the amount of redemptions by the Public Shareholders. Upon the issuance of Combined Company Common Stock in connection with the Business Combination, the percentage ownership of the total outstanding shares of Combined Company Common Stock by Public Shareholders who do not redeem their Public Shares will be diluted. Public Shareholders that do not redeem their Public Shares in connection with the Business Combination will experience further dilution upon the exercise of Public Warrants that are retained after the Closing by redeeming Public Shareholders. The percentage of the total number of outstanding shares of Combined Company Common Stock that will be owned by Public Shareholders as a group will vary based on the number of Public Shares for which the holders thereof elect to have redeemed in connection with the Business Combination.

The following table illustrates varying ownership levels of the Combined Company immediately following the Business Combination:

	No Redemption Scenario(1)			25% Redemption Scenario(2)			50% Redemption Scenario(3)			Maximum Redemption Scenario(4)
	Shares	% Ownership		Shares	% Ownership		Shares	% Ownership		Shares	% Ownership
Public Shareholders			%			%			%			%
Sponsor			%			%			%			%
PIPE Investors			%			%			%			%
Teamshares Stockholders			%			%			%			%

Total			%			%			%			%

Potential sources of dilution
Combined Company Options and RSUs			%			%			%			%

The numbers of shares and percentage interests set forth above reflect different redemption scenarios as set forth below.

(1)	Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business

Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.
(2)

Assuming 25% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that the Public Shareholders holding approximately [ ]% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 25% of the Public Shares assumed to be redeemed under the contractual maximum redemption scenario. This scenario assumes that [ ] Public Shares are redeemed for an aggregate Redemption Payment of approximately $[ ] million.

(3)

Assuming 50% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that the Public Shareholders holding approximately [ ]% of the Public Shares exercise redemption rights with respect to their Public Shares, which is approximately 50% of the Public Shares assumed to be redeemed under the contractual maximum redemption scenario. This scenario assumes that [ ] Public Shares are redeemed for an aggregate Redemption Payment of approximately $[ ] million.

(4)

Assuming 25% of Contractual Maximum Redemptions: In addition to the assumptions in the “No Redemptions” scenario, this presentation assumes that [ ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[ ] million, assuming a redemption price of $[ ] per share (based on $[ ] million contained in the Trust Account as of [ ], 2026), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the Minimum Cash Condition. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

The foregoing table does not reflect the impact of any other equity issuances on the beneficial ownership levels of the Combined Company, such as:

(5)	grants of equity under the Incentive Plan or any other Combined Company equity incentive plans of that may be made in the future; or

(6)

any private investment in public equity or any other dilutive financing sources, as none of Live Oak, Teamshares or the Combined Company has commitments for any such financing transaction commitments as this time, in connection with the proposed Business Combination or otherwise and does not currently anticipate having any such transactions or commitments prior to the Closing.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Share Calculations and Ownership Percentages” and, with respect to the determination of the assumptions incorporated into the “Contractual Maximum Redemptions” scenario, as described above. Should one or more of the assumptions prove incorrect, actual ownership percentages may vary materially from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Dilution

Dilution per share to the original investors in Live Oak is determined by its net tangible book value per share, as adjusted, while excluding the Business Combination, while giving effect to material probable or consummated transactions and other material effects on Live Oak’s net tangible book value per share, from the IPO price per share paid by original investors in Live Oak as set forth as follows under three redemption scenarios.

The following table presents the net tangible book value per share at specified redemption levels assuming various sources of material probable dilution (but excluding the effects of the Business Combination transaction itself):

(in thousands, except share and per share amounts)	No Redemption Scenario(1)		25% Redemption Scenario(2)		50% Redemption Scenario(3)		Maximum Redemption Scenario(4)
IPO offering price per share		$10.00		$10.00		$10.00		$10.00
Net tangible book value as of December 31, 2025, as adjusted(5)	$		$		$		$
As adjusted shares(6)
Net tangible book value per share	$		$		$		$

Dilution per share to Public Shareholders	$		$		$		$

(1)

Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)

Assumes that holders of 25% of the Public Shares, [ ] Public Shares, exercise redemption rights for an aggregate payment of approximately $[ ] million (based on the estimated per-share redemption price of approximately $[ ] per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(3)

Assumes that holders of 50% of the Public Shares, [ ] Public Shares, exercise redemption rights for an aggregate payment of approximately $[ ] million (based on the estimated per-share redemption price of approximately $[ ] per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(4)

Assumes that holders of 100% of the Public Shares, [ ] Public Shares, exercise redemption rights for an aggregate payment of approximately $[ ] million (based on the estimated per-share redemption price of approximately $[ ] per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(5)	See table below for reconciliation of net tangible book value, as adjusted.
(6)	See table below for reconciliation of as adjusted shares.

The following table illustrates Live Oak’s net tangible book value per share and the increase in Live Oak’s as adjusted net tangible book value per share following the Closing, excluding the effects of the Business Combination transaction, while giving effect to probable or consummated transactions that are material and other material effects on Live Oak’s net tangible book value per share. These are presented in relation to the initial public offering price per share paid by original investors in Live Oak as set forth as follows under the four redemption scenarios:

(in thousands, except share and per share amounts)	No Redemption Scenario(1)	25% Redemption Scenario(2)	50% Redemption Scenario(3)		Maximum Redemption Scenario(4)
Numerator adjustments
Net tangible book value	$	$	$		$
Anticipated transaction expenses	$	$	$(	)	$(	)
Initial PIPE Investment proceeds(5)	$	$	$		$
Redemptions from Trust Account	$	$	$(	)	$(	)

Net tangible book value as of December 31, 2025, as adjusted	$	$	$		$

Denominator adjustments
Live Oak Public Shareholders
Sponsor
Initial PIPE Investors

As adjusted Live Oak shares outstanding

(1)

Assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares for a pro rata share of the funds in the Trust Account, which is a redemption scenario that could occur.

(2)

Assumes that holders of 25% of the Public Shares, [ ] Public Shares, exercise redemption rights for an aggregate payment of approximately $[ ] million (based on the estimated per-share redemption price of approximately $[ ] per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(3)

Assumes that holders of 50% of the Public Shares, [ ] Public Shares, exercise redemption rights for an aggregate payment of approximately $[ ] million (based on the estimated per-share redemption price of approximately $[ ] per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(4)

Assumes that holders of 100% of the Public Shares, [ ] Public Shares, exercise redemption rights for an aggregate payment of approximately $[ ] million (based on the estimated per-share redemption price of approximately $[ ] per share) from the Trust Account based on funds in the Trust Account as of December 31, 2025, which is a redemption scenario that could occur.

(5)	Assumes completion of a $[ ] million PIPE investment.

Live Oak issued shares in the IPO at $10 per share. After giving effect to the IPO and the concurrent private placement of 5,750,000 Sponsor Shares sold to the Sponsor, there are 28,750,000 issued and outstanding Live Oak Ordinary Shares issued and outstanding. In connection with the proposed Business Combination, assuming its consummation in accordance with the Merger Agreement, immediately after the Closing, the Combined Company is expected to have outstanding an additional [ ] shares of Combined Company Common Stock to be issued to the Teamshares Stockholders in connection with consummation of the Business Combination. The tabular disclosure includes presentations of information at various illustrative redemption levels consistent with the “No Redemptions”, “25% of Contractual Maximum Redemptions”, “50% of Contractual Maximum Redemptions” and “Contractual Maximum Redemptions” scenarios further described in the section of this proxy statement/ prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information.” For purposes of Item 1604(c)(1) of Regulation S-K, the Combined Company would have [ ] total shares of outstanding Common Stock immediately after giving effect to the Business Combination under the “No Redemptions” scenario. Where there are no redemptions of Public

Shares prior to the Closing, Live Oak valuation is based on the issuance price of Live Oak securities in the IPO of $10.00 and is therefore calculated as: $10.00 (Live Oak per share IPO price) times [ ] shares, or $[ ]. The following table illustrates the valuation at the offering price of the securities at the IPO price of $10.00 per share for each redemption scenario:

	Assuming No Redemptions	Assuming 25% of Contractual Maximum Redemptions	Assuming 50% of Contractual Maximum Redemptions	Assuming Contractual Maximum Redemptions
Live Oak shares valuation based on offering price of the securities in the IPO of $10.00 per share	$	$	$	$
Live Oak Public Shares outstanding post Business Combination

Teamshares shares valuation based on offering price of the securities in the IPO of $10.00 per share	$	$	$	$
Teamshares Stockholders shares outstanding post Business Combination(1)

Other shares valuation based on offering price of the securities in the IPO of $10.00 per share	$	$	$	$
Other stockholder shares outstanding post Business Combination(2)

Total valuation based on offering price of the securities in the IPO of $10.00 per share	$	$	$	$
Total shares outstanding post Business Combination

(1)	Includes [ ] shares of Combined Company Common Stock to be issued to the Teamshares Stockholders upon consummation of the Business Combination.
(2)	Includes the issuance of [ ] shares of Combined Company Common Stock to be issued to the [ ] pursuant to the [ ].

The foregoing required disclosure is not a guarantee that the trading price of Combined Company Common Stock will not be below the offering price in the IPO, nor is the required disclosure a guarantee that the Combined Company will attain any of the levels of valuation presented.

The above discussion and table are based on 28,750,000 Live Oak Ordinary Shares outstanding on [ ], 2025, and exclude, as of such date, up to 16,000,000 shares issuable upon exercise of outstanding Warrants. Although exercise of Warrants is a potential material source of future dilution, such Warrants are not exercisable until 30 days after the Closing Date, at which point they are exercisable, at the holder’s election, until the fifth year anniversary of the Closing Date, at an exercise price of $11.50 (subject to adjustment). If all of such warrants are exercised, the number of outstanding shares will be increased by 16,000,000 shares, and the adjusted net book value per share will be decreased by $[ ].

The above discussion also excludes [   ] shares of Combined Company Common Stock issuable upon exercise of Assumed Options; 6,000,000 Earnout Shares and treats 1,150,000 Deferred Founders Shares but no Incentive Shares as subject to Deferred Founder Shares Post-Closing Conditions.

The above discussion and table also exclude potential dilutive effects associated with future issuances or grants of equity or equity-linked securities by the Combined Company pursuant to the Incentive Plan expected to be adopted in connection with the Closing, assuming the approval by Live Oak shareholders of the Incentive Plan at the Live Oak Extraordinary General Meeting.

The aforementioned equity issuances are not the only sources of potential dilution to the relative ownership and associated voting percentage associated with shares of Combined Company Common Stock held by non-redeeming Public Shareholders after the Closing; any additional equity and equity-linked issuances by the Combined Company may result in additional dilution to Public Shareholders’ percentage ownership in the Combined Company, potentially significantly, which, in turn, may limit or decrease Public Shareholders’ voting power and ability to influence decision-making with regard to the Combined Company and may have other effects, as described above and as further described in the “Risk Factors” section of this proxy statement/prospectus.

All of the relative percentages above are for illustrative purposes only and are based upon certain assumptions as described in the section entitled “Share Calculations and Ownership Percentages” and, with respect to the determination of the “Maximum Redemptions,” the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements.” Should one or more of the assumptions prove incorrect, actual ownership percentages may vary, potentially materially, from those described in this proxy statement/prospectus as anticipated, believed, estimated, expected or intended. See “Unaudited Pro Forma Condensed Combined Financial Information.”

Q:	How many votes per share is each share of Combined Company Common Stock entitled to pursuant to the Proposed Charter?

A:

Upon the Closing, each holder of record of Common Stock will be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which shareholders are generally entitled to vote.

Q:	What conditions must be satisfied to complete the Business Combination?

A:

In addition to the Required Proposals, there are a number of closing conditions in the Merger Agreement, including the approval of the Business Combination by the Teamshares Stockholders. For a summary of the conditions that must be satisfied or waived prior to the Closing of the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” and “Summary of the Proxy Statement/Prospectus — Proposals to be Voted on by Live Oak Shareholders.”

Q:	Why is Live Oak providing shareholders with the opportunity to vote on the Business Combination?

A:

Under the Current Charter, Live Oak must provide all holders of its Public Shares with the opportunity to have their Public Shares redeemed upon the consummation of Live Oak’s initial business combination either in conjunction with a tender offer or in conjunction with a shareholder vote. For business and other reasons, Live Oak has elected to provide its shareholders with the opportunity to have their Public Shares redeemed in connection with a shareholder vote rather than a tender offer. Therefore, Live Oak is seeking to obtain the approval of its shareholders of the Business Combination Proposal in order to allow its public shareholders to effectuate redemptions of their Public Shares upon the Closing of the Business Combination which they elected to redeem in connection with the vote on the Business Combination.

Q:	How many votes do I have at the Live Oak Extraordinary General Meeting?

A:

Live Oak shareholders are entitled to one vote at the Live Oak Extraordinary General Meeting for each Live Oak Ordinary Share. Holders of Live Oak Class A Ordinary Shares and Live Oak Class B Ordinary Shares will vote together as a single class on all Proposals. As of the close of business on the Record Date, there were 23,000,000 issued and outstanding Live Oak Class A Ordinary Shares and 5,750,000 issued and outstanding Live Oak Class B Ordinary Shares.

Q:	What vote is required to approve the Proposals to be presented at the Live Oak Extraordinary General Meeting?

A:

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendments Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Live Oak Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by Live Oak Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. If the Business Combination Proposal is not approved, the Domestication Proposal, the Charter Proposal, the Organizational Documents Proposals, the Inventive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and the Insider Letter Amendments Proposal will not be presented to the Live Oak shareholders for a vote, although the Adjournment Proposal may be presented. The approval of the Business Combination Proposal and the other Required Proposals are preconditions to the consummation of the Business Combination. The Sponsor has agreed to vote its shares in favor of the Proposals.

Q:	What constitutes a quorum at the Live Oak Extraordinary General Meeting?

A:

A quorum will be present at the Live Oak Extraordinary General Meeting if one-third of the Live Oak Ordinary Shares issued and outstanding and entitled to vote at the Live Oak Extraordinary General Meeting are represented in person online or by proxy at the Live Oak Extraordinary General Meeting. As of the Record Date, 9,583,334 Live Oak Ordinary Shares would be required to achieve a quorum.

Q:	May the Sponsor or Live Oak’s directors, officers, advisors or their affiliates purchase shares in connection with the Business Combination?

A:

In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, or Live Oak’s directors, officers or advisors or their respective affiliates may privately negotiate transactions to purchase shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. None of Live Oak’s Sponsor or the other members of the Sponsor, directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act. Such a purchase would include a contractual acknowledgement that such a shareholder, although still the record holder of Live Oak’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and could include a contractual provision that directs such shareholder to vote such shares in a manner directed by the purchaser. In the event that the Sponsor or any other member of the Sponsor or Live Oak’s directors, officers or advisors or their respective affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be transacted at purchase prices that are below or in excess of the per-share pro rata portion of the Trust Account.

Q:	How will the Sponsor vote?

A:

The Sponsor entered into the Insider Letter, pursuant to which it has agreed to vote any Live Oak Ordinary Shares owned by it in favor of the Business Combination, including each of the Proposals. Accordingly, because of the Insider Letter, it is more likely that the necessary shareholder approval for the Proposals will be received.

Q:	What interests do Teamshares’ directors and officers have in the Business Combination?

A:

Teamshares’ directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests. These interests include, among other things, the interests listed below:

•

Certain officers of Teamshares are expected to become officers of the Combined Company upon the consummation of the Business Combination. Specifically, the following individuals who are currently officers of Teamshares are expected to become officers of the Combined Company upon the consummation of the Business Combination, serving in the offices set forth opposite their names below:

Name	Position
Michael Brown	Chief Executive Officer
Brian Gaebe	Chief Financial Officer
Madhuri Kommareddi	Chief Operating Officer
Alex Eu	President
Kevin Shiiba	Chief Technology Officer

•

Additionally, each of Michael Brown, Alex Eu and Kevin Shiiba have been identified as nominees to serve on the Combined Company Board immediately after the consummation of the Business Combination, in connection with which Messrs. Brown, Eu and Shiiba may receive compensation for such service, to the extent the Combined Company determines to provide any such compensation to its board and board committee members. See also the section of this proxy statement/prospectus entitled “Director Compensation — Director Compensation After the Business Combination.”

•

[ ] will be entitled to receive a portion of the consideration contemplated by the Merger Agreement upon the consummation of the Business Combination. See also the section of this proxy statement/prospectus entitled “Beneficial Ownership of Securities” for a further discussion of the equity interests of Teamshares’ directors and officers in the Business Combination.

•

Each of Messrs. Brown, Eu, Gaebe, Shiiba and Ms. Kommareddi will enter into employment agreements with the Combined Company prior to the Closing, which will be effective and contingent upon the consummation of the Business Combination. For a summary of such employment agreements see the section of this proxy statement/prospectus entitled “Executive Compensation of Teamshares — Executive Compensation After the Business Combination.”

Please see the sections entitled “Risk Factors” and “The Business Combination Proposal (Proposal 1) — Interests of Teamshares’ Directors and Officers” and “Management After the Business Combination — Executive Officers and Directors After the Business Combination” and “Executive Compensation of Teamshares — Executive Compensation After the Business Combination” and “Director Compensation — Director Compensation After the Business Combination” and “The Charter Proposal (Proposal 3)” of this proxy statement/prospectus for a further discussion of these interests.

Q:	How do the Public Warrants differ from the Private Warrants and what are the related risks to any holders of Public Warrants following the Business Combination?

A:

The Private Warrants are identical to the Public Warrants in all material respects, except that the Private Warrants will not be transferable, assignable or salable until 30 days after the completion of the Business Combination and they will not be redeemable by the Combined Company so long as they are held by the Sponsor or its permitted transferees. The Sponsor, or its permitted transferees, has the option to exercise the Private Warrants on a cashless basis. If the Private Warrants are held by holders other than the Sponsor or its permitted transferees, the Private Warrants will be redeemable by the Combined Company in all redemption scenarios and exercisable by the holders on the same basis as the Public Warrants.

Following the Business Combination, the Combined Company may redeem the Public Warrants prior to their exercise at a time that is disadvantageous to the holder, thereby significantly impairing the value of such warrants. The Combined Company will have the ability to redeem outstanding Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the closing price of the Common Stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within a 30 trading day period ending on the third trading day prior to the date on which a notice of redemption is sent to the warrant holders.

The Combined Company will not redeem the warrants as described above unless a registration statement under the Securities Act covering the Common Stock issuable upon exercise of such warrants is effective and a current prospectus relating to those shares of Common Stock is available throughout the 30-day redemption period, except if the warrants may be exercised on a cashless basis and such cashless exercise is exempt from registration under the Securities Act. If and when the Public Warrants become redeemable by the Combined Company, if the Combined Company has elected to require the exercise of Public Warrants on a cashless basis, the Combined Company will not redeem the warrants as described above if the issuance of shares of Common Stock upon exercise of Public Warrants is not exempt from registration or qualification under applicable state blue sky laws or the Combined Company is unable to effect such registration or qualification. Redemption of the outstanding Public Warrants could force you (i) to exercise your Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your Public Warrants at the then-current market price when you might otherwise wish to hold your Public Warrants, or (iii) to accept the nominal redemption price which, at the time the outstanding Public Warrants are called for redemption, is likely to be substantially less than the market value of your Public Warrants.

In the event the Combined Company determines to redeem the Public Warrants, holders of redeemable warrants would be notified of such redemption as described in the Live Oak Warrant Agreement (which will be amended to reflect the Business Combination). Specifically, in the event that the Combined Company elects to redeem all of the redeemable warrants as described above, the Combined Company will fix a date for the redemption (the “Redemption Date”). Notice of redemption will be mailed by first class mail, postage prepaid, by the Combined Company not less than 30 days prior to the Redemption Date to the registered holders of the redeemable warrants to be redeemed at their last addresses as they appear on the registration books. Any notice mailed in the manner provided in the Live Oak Warrant Agreement will be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the redeemable warrants will be notified of such redemption via the Combined Company’s posting of the redemption notice to DTC.

The closing price for the Live Oak Class A Ordinary Shares as of [    ], 2025 was $[   ] and has never exceeded the $18.00 threshold that would trigger the right to redeem the Public Warrants following the Closing.

Q:	What happens if I sell my Live Oak Class A Ordinary Shares before the Live Oak Extraordinary General Meeting?

A:

The Record Date is earlier than the date of the Live Oak Extraordinary General Meeting. If you transfer your Live Oak Class A Ordinary Shares after the Record Date, but before the Live Oak Extraordinary General Meeting, unless the transferee obtains a proxy from you to vote those shares, you will retain your right to vote at the Live Oak Extraordinary General Meeting. However, you will not be able to seek redemption of your shares because you will no longer be able to deliver them for cancellation upon consummation of the Business Combination in accordance with the provisions described herein. If you transfer your Live Oak Class A Ordinary Shares prior to the Record Date, you will have no right to vote those shares at the Live Oak Extraordinary General Meeting.

Q:	What happens if a substantial number of the public shareholders vote in favor of the Business Combination and exercise their redemption rights?

A:

Live Oak shareholders who vote in favor of the Business Combination may nevertheless also exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public shareholders are reduced as a result of redemptions by public shareholders. Both parties’ obligation to consummate the Business Combination is subject to the condition that that, at the Closing, after giving effect to the completion and payment of Redemptions, Live Oak shall have gross cash or cash equivalents equaling or exceed $120.0 million, plus the aggregate proceeds from all Transaction Financings (including Interim Period Financing), whether received by Live Oak or Teamshares. In addition, with fewer public shares and public shareholders, the trading market for the Combined Company’s stock may be less liquid than the market for Live Oak Ordinary Shares was prior to consummation of the Business Combination and the Combined Company may not be able to meet the listing standards of the NYSE or Nasdaq. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into Teamshares’ business will be reduced. As a result, the proceeds will be greater in the event that no public shareholders exercise redemption rights with respect to their Public Shares for a pro rata portion of the Trust Account as opposed to the scenario in which Public Shareholders exercise the maximum allowed redemption rights.

Q:

What happens if I vote against any of the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal )?

A:

If any of the Required Proposals are not approved, the Business Combination will not be consummated. If Live Oak does not otherwise consummate an alternative business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), pursuant to the Current Charter, Live Oak will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses), unless Live Oak seeks and obtains the consent of its shareholders to amend the Current Charter to extend the date by which it must consummate its initial business combination (an “Extension”), in which event Public Shareholders will be entitled to redemption rights in accordance with the Current Charter. If Live Oak’s initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), then Live Oak will cease all business except for the purposes of winding up, and Live Oak will redeem all Public Shares and distribute amounts in the Trust Account as provided in the Current Charter.

Q:	Do I have redemption rights in connection with the Business Combination?

A:

Pursuant to the Current Charter, holders of Public Shares may elect to have their shares redeemed for cash at the applicable redemption price per share calculated in accordance with the Current Charter. As of [ ], 2025, based on funds in the Trust Account of approximately $[ ] million as of such date, the pro rata portion of the funds available in the Trust Account for the redemption of Public Shares was approximately $[ ] per share. If a holder exercises its redemption rights, then such holder will be exchanging its Live Oak Class A Ordinary Shares for cash and will only have equity interests in the Combined Company pursuant to the exercise of its Public Warrants, to the extent it still holds Public Warrants. Such a holder will be entitled to receive cash for its Public Shares only if it properly demands redemption and delivers its shares (either physically or electronically) to Live Oak’s transfer agent prior to the Live Oak Extraordinary General Meeting. See the section entitled “The Live Oak Extraordinary General Meeting — Redemption Rights” for the procedures to be followed if you wish to elect to have Live Oak redeem your shares for cash.

Q:	Will my vote affect my ability to exercise redemption rights?

A:

No. You may exercise your redemption rights whether or not you attend or vote your Live Oak Ordinary Shares at the Live Oak Extraordinary General Meeting, and regardless of how you vote your shares. As a result, the Merger Agreement and the Required Proposals can be approved by shareholders who will elect to have their shares redeemed and who will no longer remain shareholders, leaving shareholders who choose not to elect to have their shares redeemed holding shares in a company with a potentially less liquid trading market, fewer shareholders, potentially less cash and the potential inability of the Combined Company to meet the listing standards of the NYSE or Nasdaq.

Q:	How do I exercise my redemption rights?

A:

In order to exercise your redemption rights, you must, prior to 5:00 p.m., Eastern Time, on [ ], 2025 (two (2) business days before the date of the Live Oak Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing, including the legal name, phone number and address of the beneficial owner of the shares for which redemption is requested, that Live Oak redeem your Public Shares for cash to CST, Live Oak’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

Please also affirmatively certify in your request to CST for redemption if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholders with respect to Live Oak Ordinary Shares. A holder of the Public Shares, together with any affiliate of his or any other person with whom he is acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) will be restricted from seeking redemption rights with respect to an aggregate of 15% or more of the Public Shares, which we refer to as the “15% threshold.” Accordingly, all Public Shares in excess of the 15% threshold beneficially owned by a public shareholders or group will not be redeemed for cash.

Shareholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Live Oak’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Live Oak does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with Live Oak’s consent, until the consummation of the Business Combination, or such other date and time as determined by the Live Oak Board. If you delivered your shares for redemption to Live Oak’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Live Oak’s transfer agent return the shares (physically or electronically). You may make such request by contacting Live Oak’s transfer agent at the phone number or address listed under the question “Who can help answer my questions?” below.

If Live Oak receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Live Oak may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Live Oak may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Live Oak may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus.

Q:	What are the U.S. federal income tax consequences of exercising my redemption rights?

A:

Holders of Live Oak Ordinary Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

TAX MATTERS ARE COMPLICATED, AND THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.

Q:	What are the U.S. federal income tax consequences of the Mergers?

A:

Beneficial owners of Public Shares who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Public Shares in the Mergers and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Mergers. Teamshares and Live Oak intend the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Mergers, taken together, qualify as a reorganization, then Teamshares, holders of Teamshares common stock, Like Oak and holders of Like Oak common stock should not recognize gain or loss as a result of the exchange, pursuant to the Mergers, of Teamshares common stock for shares of Combined Company Common Stock and the Earnout Right (as defined in “Material U.S. Federal Income Tax Consequences of the Mergers for Teamshares, Live Oak and Holders of Teamshares Common Stock”) other than income, if any, with respect to imputed interest. For a more detailed discussion of the U.S. federal income tax consequences of the Mergers, see “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants — Tax Considerations of the Mergers” and “Material U.S. Federal Income Tax Consequences of the Mergers for Teamshares, Live Oak and Holders of Teamshares Common Stock.”

Q:	What are the U.S. federal income tax consequences of the Domestication?

A:

For a description of the U.S. federal income tax consequences of the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Q:	If I am a Warrant holder, can I exercise redemption rights with respect to my Warrants?

A:	No. The holders of Warrants have no redemption rights with respect to Warrants.

Q:	If I am a Unit holder, can I exercise redemption rights with respect to my Units?

A:	No. Holders of outstanding Units must separate the underlying Public Shares and Public Warrants prior to exercising redemption rights with respect to the Public Shares.

If you hold Units registered in your own name, you must deliver the certificate for such Units to CST, our transfer agent, with written instructions to separate such Units into Public Shares, and Public Warrants. This must be completed far enough in advance to permit the mailing of the stock certificates for the Public Shares back to you so that you may then exercise your redemption rights upon the separation of the Public Shares from the Units. See “How do I exercise my redemption rights?” above. The address of CST is listed under the question “Who can help answer my questions?” below.

If a broker, dealer, commercial bank, trust company or other nominee holds your units, you must instruct such nominee to separate your Units. Your nominee must send written instructions by facsimile to CST, our transfer agent. Such written instructions must include the number of Units to be split and the nominee holding such Units. Your nominee must also initiate electronically, using The Depository Trust Company’s DWAC system, a withdrawal of the relevant units and a deposit of an equal number of Public Shares and Public Warrants. This must be completed far enough in advance to permit your nominee to exercise your redemption rights upon the separation of the Public Shares from the Units. While this is typically done electronically on the same business day, you should allow at least one full business day to accomplish the separation. If you fail to cause your Public Shares to be separated in a timely manner, you will likely not be able to exercise your redemption rights.

Q:	Do I have appraisal rights in connection with the proposed Business Combination?

A:	Live Oak shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Q:	What happens to the funds held in the Trust Account upon consummation of the Business Combination?

A: After completion of the Business Combination, if consummated, the funds held in the Trust Account will be used to pay holders of the Public Shares who properly exercise their redemption rights and, after paying the Redemptions, a portion is expected to be used (i) to pay Live Oak’s Transaction Expenses due as of the Closing, (ii) to pay Teamshares Transaction Expenses due as of the Closing and (iii) by the Combined Company for working capital and general corporate purposes.

If the Business Combination is consummated, the funds remaining in the Trust Account after payment of the foregoing and any additional transaction expenses, if any (“Remaining Proceeds”), are expected to be used by the Combined Company for working capital and general corporate purposes.

Despite the receipt of the remaining proceeds, the Combined Company may still require other available sources of liquidity to fund its operations, including any funds on hand, any funds generated through business operations and any funds that may be available to the Combined Company through financing or other means, if and to the extent available.

As of the date of this proxy statement/prospectus, Teamshares cannot predict with certainty all of the particular uses of the funds held in the Trust Account. The amounts and timing of the Combined Company’s actual expenditures may vary significantly depending on numerous factors, including the amount of Remaining Proceeds realized from the Business Combination, if any, cash flows from operations and the anticipated growth of the Combined Company’s business. The Combined Company’s management will retain broad discretion over the allocation of the proceeds from the Business Combination. Pending its use of the funds in the Trust Account, Teamshares intends to invest the funds in [ ].

Q:	What happens if the Business Combination is not consummated?

A:

There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “The Business Combination Proposal (Proposal 1) — The Merger Agreement” for information regarding the parties’ specific termination rights.

If, as a result of the termination of the Merger Agreement or otherwise, Live Oak is unable to complete the Business Combination or another initial business combination transaction by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Current Charter provides that Live Oak will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account including interest earned on the funds held in the Trust Account (net of taxes payable and up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Shareholders’ rights as Live Oak shareholders (including the right to receive further liquidation distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of Live Oak’s remaining shareholders and the Live Oak Board, liquidate and dissolve, subject in each case to Live Oak’s obligations under Cayman Islands law to provide for claims of creditors and the requirements of all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates, judgments, decisions, decrees or orders of any governmental authority applicable to Live Oak.

Live Oak expects that the amount of any distribution its Public Shareholders will be entitled to receive upon its dissolution will be approximately the same as the amount they would have received if they had redeemed their shares in connection with the Business Combination, subject in each case to Live Oak’s obligations under the Companies Act to provide for claims of creditors and other requirements of applicable law. The Sponsor has waived any right to any liquidation distribution from the Trust Account with respect to Sponsor Shares.

In the event of liquidation, there will be no liquidating distributions with respect to Live Oak’s outstanding Warrants. Accordingly, the Warrants will expire worthless in the event of liquidation.

Q:	When is the Business Combination expected to be completed?

A:

The Closing is expected to take place (i) as promptly as practicable, but in no event later than the second business day following the satisfaction or waiver of the conditions described below under the section entitled “The Business Combination Proposal (Proposal 1) — Conditions to Closing” or (ii) on such other date as agreed to by the parties to the Merger Agreement in writing, in each case, subject to the satisfaction or waiver of the Closing conditions. The Merger Agreement may be terminated by Live Oak and/or Teamshares if the Closing has not occurred by May 31, 2026, or an applicable later date if extended pursuant to the Merger Agreement (the “Outside Date”).

For a description of the conditions to the completion of the Business Combination, see the section entitled “The Business Combination Proposal (Proposal 1).”

Q:	What do I need to do now?

A:

You are urged to read carefully and consider the information contained in this proxy statement/prospectus, including the annexes, and to consider how the Business Combination will affect you as a shareholder. You should then submit a proxy to vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card or, if you hold your shares through a brokerage firm, bank or other nominee, submit your voting instructions on the voting instruction form provided by the broker, bank or nominee.

Q:	How do I vote?

A:	If you are a shareholder of record of Live Oak as of [ ], 2026, the Record Date, you may submit your proxy before the Live Oak Extraordinary General Meeting in any of the following ways, if available:

•	use the toll-free number shown on your proxy card;

•	visit the website shown on your proxy card to vote via the internet; or

•	complete, sign, date and return the enclosed proxy card in the enclosed postage-paid envelope.

Shareholders who choose to participate in the Live Oak Extraordinary General Meeting can vote their shares electronically during the meeting via live audio webcast by visiting www.cstproxy.com/[ ]. You will need the control number that is printed on your proxy card to enter the Live Oak Extraordinary General Meeting. Live Oak recommends that you log in at least 15 minutes before the meeting to ensure you are logged in when the Live Oak Extraordinary General Meeting starts.

If your shares are held in “street name” through a broker, bank or other nominee, your broker, bank or other nominee will send you separate instructions describing the procedure for voting your shares. “Street name” shareholders who wish to vote at the Live Oak Extraordinary General Meeting will need to obtain a proxy form from their broker, bank or other nominee.

Q:	What will happen if I abstain from voting or fail to vote at the Live Oak Extraordinary General Meeting?

A:

If you fail to take any action with respect to the Live Oak Extraordinary General Meeting and the Business Combination is approved by Live Oak’s shareholders and consummated, you will become a shareholder of the Combined Company. If you fail to take any action with respect to the Live Oak Extraordinary General Meeting and the Business Combination is not approved, you will remain a shareholder of Live Oak. However, if you fail to take any action with respect to the Live Oak Extraordinary General Meeting, you will nonetheless be able to elect to redeem your Public Shares in connection with the vote on the Business Combination, provided you follow the instructions in this proxy statement/prospectus to redeem your shares.

Q:	What will happen if I sign and return my proxy card without indicating how I wish to vote?

A:

Signed and dated proxies received by Live Oak without an indication of how the shareholder intends to vote on a proposal will be voted “FOR” each proposal presented to the shareholders. The proxy holders may use their discretion to vote on any other matter which properly comes before the Live Oak Extraordinary General Meeting.

Q:	If I am not going to attend the Live Oak Extraordinary General Meeting virtually or in person, should I return my proxy card instead?

A:

Yes. Whether or not you plan to attend the Live Oak Extraordinary General Meeting, please read this proxy statement/prospectus carefully, and vote your shares by completing, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

Q:	If my shares are held in “street name,” will my broker, bank or nominee automatically vote my shares for me?

A:

No. Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non-routine matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. Each of the Proposals is non-discretionary. Live Oak believes the Proposals presented to the shareholders (other than the Adjournment Proposal ) will be considered non-routine and therefore your broker, bank or nominee cannot vote your shares without your instruction on any of the Proposals presented at the Live Oak Extraordinary General Meeting. Your bank, broker or other nominee can vote your shares only if you provide instructions on how to vote. You should instruct your broker to vote your shares in accordance with the directions you provide. However, Live Oak expects that the Adjournment Proposal will be treated as a routine proposal. Accordingly, your broker, bank or nominee may vote your shares with respect to such proposal without receiving voting instructions.

Q:	May I change my vote after I have mailed my signed proxy card?

A:

Yes. If you are a holder of record of Live Oak Ordinary Shares as of the close of business on the Record Date, and submit a proxy by mail or otherwise, you can change your vote or revoke your proxy before it is voted at the Live Oak Extraordinary General Meeting by sending a later-dated, signed proxy card to Live Oak’s secretary at the address listed below so that it is received by Live Oak’s secretary prior to the Live Oak Extraordinary General Meeting or attend the Live Oak Extraordinary General Meeting in person online and vote (although attending the Live Oak Extraordinary General Meeting will not, by itself, revoke a proxy). You also may revoke your proxy by sending a notice of revocation to Live Oak’s secretary, which must be received by Live Oak’s secretary prior to the Live Oak Extraordinary General Meeting. If you are a beneficial owner of Live Oak Ordinary Shares as of the close of business on the Record Date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.

Q:	What should I do if I receive more than one set of voting materials?

A:

You may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast your vote with respect to all of your shares.

Q:	Who will solicit and pay the cost of soliciting proxies?

A:

Live Oak will pay the cost of soliciting proxies for the Live Oak Extraordinary General Meeting. Live Oak has engaged [ ] (“[ ]”) to assist in the solicitation of proxies for the Live Oak Extraordinary General Meeting. Live Oak has agreed to pay [ ] a fee of $[ ], plus disbursements of its expenses in connection with the services relating to the Live Oak Extraordinary General Meeting. Live Oak will reimburse [ ] for reasonable out-of-pocket expenses and will indemnify [ ] and its affiliates against certain claims, liabilities, losses, damages and expenses. Live Oak will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Live Oak Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of the Live Oak Ordinary Shares and in obtaining voting instructions from those owners. Live Oak’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the internet or in person online. They will not be paid any additional amounts for soliciting proxies.

Q:	Who can help answer my questions?

A:	If you have questions about the proposals or if you need additional copies of this proxy statement/prospectus or the enclosed proxy card you should contact our proxy solicitor at:

[ ]

To obtain timely delivery, Live Oak shareholders must request the materials no later than [ ], 2026.

You may also obtain additional information about Live Oak from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

If you intend to seek redemption of your Public Shares, you will need to send a letter demanding redemption and deliver your shares (either physically or electronically) to Live Oak’s transfer agent prior to the Live Oak Extraordinary General Meeting in accordance with the procedures detailed under the question “How do I exercise my redemption rights?”. If you have questions regarding the certification of your position or delivery of your shares, please contact:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS

This summary, together with the section entitled “Questions and Answers about the Live Oak Extraordinary General Meeting” highlights certain information contained in this proxy statement/prospectus and may not contain all of the information that is important to you. To better understand the Business Combination and the Proposals to be considered at the Live Oak Extraordinary General Meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information” of this proxy statement/prospectus.

Unless otherwise indicated or the context otherwise requires, references in this summary to “Live Oak” refer to Live Oak Acquisition Corp. V and references to “Teamshares” refer to Teamshares Inc. prior to the Business Combination. References to “Combined Company” refer to Teamshares Inc., and include Teamshares and any other direct or indirect subsidiaries of Teamshares, (to the extent applicable) after giving effect to the Business Combination.

Unless otherwise specified, all share calculations assume no exercise of redemption rights by Live Oak’s public shareholders and do not include any shares issuable upon the exercise of the Warrants.

Parties to the Business Combination

Live Oak Acquisition Corp. V

Live Oak is a special purpose acquisition company incorporated as an exempted company under the laws of the Cayman Islands on November 27, 2024, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Live Oak Class A Ordinary Shares, Units and Public Warrants are currently listed on the Nasdaq under the symbols “LOKV,” “LOKVU” and “LOKVW,” respectively.

The mailing address of Live Oak’s principal executive office is 4921 William Arnold Road, Memphis, TN 38117 and its telephone number is (901) 270-3107.

SPAC Representative

Live Oak Sponsor V LLC will act in the capacity, from and after the Closing of the Business Combination, of representative for the stockholders of the Combined Company (other than the Teamshares securityholders and their respective successors and assigns). The SPAC Representative will represent the interests of such stockholders with respect to certain matters under the Merger Agreement related to the Earnout Shares. As noted below in “Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination” and elsewhere in this proxy statement/prospectus, Live Oak’s Sponsor, directors, officers and advisors have interests in the Business Combination that are different from, or in addition to, those of Live Oak’s other shareholders generally. Although a conflict of interest may have arisen in determining whether Teamshares was appropriate for Live Oak’s initial business combination, the Sponsor will have the same interests as the public stockholders of the Combined Company following the Closing, and Live Oak does not believe that there are any material risks or conflicts associated with the Sponsor serving as SPAC Representative.

Merger Sub

Catalyst Sub Inc. (or Merger Sub) was formed as a Delaware corporation on November 5, 2025, and is currently a wholly owned subsidiary of Live Oak. Merger Sub was formed for the purpose of effectuating the

First Merger described herein and it has not conducted, and prior to the First Merger Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Merger Sub will not be the surviving entity in the First Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of Merger Sub’s principal executive office is 4921 William Arnold Road, Memphis, TN 38117 and its telephone number is (901) 270-3107.

Merger Sub II

Catalyst Sub 2 LLC (or Merger Sub II) was formed as a Delaware limited liability company on November 5, 2025, and is currently a wholly owned subsidiary of Live Oak. Merger Sub was formed for the purpose of effectuating the Second Merger described herein and it has not conducted, and prior to the Second Merger Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Merger Sub II will not be the surviving entity in the Second Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of Merger Sub II’s principal executive office is 4921 William Arnold Road, Memphis, TN 38117 and its telephone number is (901) 270-3107.

Teamshares

Teamshares Inc. is a Delaware corporation formed on June 28, 2019. Teamshares is a tech-enabled acquiror of small-to-medium sized businesses, which become Operating Subsidiaries of Teamshares upon acquisition.

The mailing address of Teamshares’ principal executive office 214 Sullivan Street, 6B, New York, New York 10012 and its telephone number is (332) 333-4123.

Seller Representative

Brian Gaebe, Teamshares’ Chief Financial Officer, will act in the capacity as the representative from and after the Effective Time for the Earnout Participants and their assignees. The Seller Representative will represent the interests of the Earnout Participants with respect to certain matters under the Merger Agreement related to the Earnout Shares.

Proposals to be Voted on by Live Oak Shareholders

The Business Combination Proposal (Proposal 1)

Live Oak, Teamshares, Merger Sub and Merger Sub II have agreed to the Business Combination under the terms of the Merger Agreement, dated as of November 14, 2025. Pursuant to the terms and subject to the conditions of the Merger Agreement, at the Effective Times, respectively, of the Merger, among other things:

•

all of the issued and outstanding capital stock of Teamshares as of immediately prior to the First Effective Time shall automatically be cancelled and cease to exist, in exchange for the rights of (A) each Teamshares Stockholder to receive its pro rata share of the Stockholder Merger Consideration and (B) each eligible Earnout Participant to receive certain Earnout Shares, if any are issued in accordance with the terms and conditions of the Merger Agreement;

•	all outstanding “in-the-money” options to purchase shares of Teamshares common stock as of immediately prior to the First Effective Time shall be assumed by the Combined Company and replaced with Assumed Options, subject to equitable adjustments to the exercise prices and number of shares for which such Assumed Options are exercisable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

•	all Teamshares warrants, convertible debt, “out-of the-money” options and other convertible securities outstanding and not exercised or converted prior to the First Effective Time will be terminated.

Assuming the other Required Proposals are approved, Live Oak is asking its shareholders to vote upon a proposal to approve and adopt the Merger Agreement.

Organizational Structure

The diagram below depicts a simplified version of the current organizational structures of Live Oak and Teamshares prior to, and after, the consummation of the proposed Business Combination, taking into account various assumptions, as further described below and under the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages” and as described under the presentation described as the “Assuming No Redemption” in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Live Oak Public Shareholders
Sponsor
Teamshares Stockholders
80%
20%
100%
Live Oak Acquisition Corp. V (Cayman Islands Corp.)
Teamshares Inc. (Delaware Corp.)
100%
100%
Merger Sub (Delaware Corp.)
Merger Sub II (Delaware LLC)

The diagram below depicts a simplified version of the Combined Company’s organizational structure immediately following the completion of the Business Combination, taking into account the assumptions identified in the caption above.

Live Oak
Public
Shareholders
Sponsor
Teamshares
Stockholders
PIPE
Investors
[ ]%
[ ]%
[ ]%
[ ]%
Teamshares Inc.
(Delaware Corp.)
100%
Merger Sub II
(Delaware LLC)

The Domestication Proposal (Proposal 2)

Live Oak is asking its shareholders to consider and vote on a proposal to approve, by special resolution of the Live Oak Class B Shareholders, (a) to change the domicile of Live Oak pursuant to a transfer by way of continuation of an exempted company out of the Cayman Islands and a domestication into the State of Delaware as a corporation; (b) the adoption upon the Domestication taking effect, the certificate of incorporation in the form appended to the accompanying proxy statement/prospectus as Annex B, in place of Live Oak’s Current Charter and which will remove or amend those provisions of Live Oak’s Current Charter that terminate or otherwise cease to be applicable as a result of the Domestication; and (c) the filing of a Certificate of Corporate Domestication and the Interim Charter with the Secretary of State of Delaware, under which Live Oak will be transferred by way of continuation out of the Cayman Islands and domesticated as a corporation in the State of Delaware. Only the Live Oak Class B Shareholders will carry the right to vote to transfer Live Oak by way of continuation in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of Live Oak in such other jurisdiction). The Domestication Proposal is described in more detail in the accompanying proxy statement/prospectus under the heading “The Domestication Proposal (Proposal 2).”

The Charter Proposal (Proposal 3)

Live Oak is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the Proposed Charter, as attached to this proxy statement/prospectus as Annex C. The Proposed Charter, which will be effective as of the Closing, will, among other things, increase the authorized shares of capital stock of the Combined Company to [ ] shares of capital stock, consisting of [ ] shares of Combined Company Common Stock and [ ] shares of undesignated Combined Company Preferred Stock. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

A summary of these provisions is set forth in the “The Charter Proposal (Proposal 3)” section of this proxy statement/prospectus and a copy of these provisions is attached hereto as Annex C. You are encouraged to read them in their entirety.

The Organizational Documents Proposals (Proposals 4-9)

Live Oak is asking its shareholders to consider and vote upon proposals to approve, by ordinary resolution and on a non-binding advisory basis, certain material differences between the Current Charter in effect prior to the Merger and the terms and provisions to be set forth in the Proposed Charter of the Combined Company upon completion of the Business Combination. In accordance with SEC guidance, each of the Organizational Documents Proposals is being presented separately and will be voted upon on a non-binding advisory basis.

A brief summary of each of the Organizational Documents Proposals is set forth below. These summaries are qualified in their entirety by reference to the complete text of the Proposed Organizational Documents.

•

Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) [ ] shares of Combined Company Preferred Stock.

•

Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act

•

Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

•

Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

•

Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

•

Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Live Oak Acquisition Corp. V” to “Teamshares Inc.”, (2) make the Combined Company’ corporate existence perpetual and (3) remove certain provisions related to Live Oak’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

A summary of these provisions is set forth in the “The Organizational Documents Proposals (Proposals 4 – 9)” section of this proxy statement/prospectus. You are encouraged to read them in their entirety.

The Incentive Plan Proposal (Proposal 10)

Live Oak is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the Incentive Plan, including the authorization of the initial share reserve under the Incentive Plan.

If approved by the Live Oak shareholders and adopted by the Combined Company, the Incentive Plan will be available to the Combined Company on a go-forward basis from the Closing. The number of shares of Common Stock available for issuance under the Incentive Plan will be equal to [ ]% of the total number of shares of issued and outstanding Combined Company Common Stock as of immediately following the Closing of the Business Combination.

A summary of the Incentive Plan is set forth in the “The Incentive Plan Proposal (Proposal 10)” section of this proxy statement/prospectus and the form of the Incentive Plan is attached to this proxy statement/prospectus as Annex E.

The Nasdaq Proposal (Proposal 11)

Live Oak is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, for purposes of complying with the applicable provisions of the Nasdaq Listing Rules, the issuance of the shares of Common Stock to be issued in the Business Combination and the additional shares of Combined Company Common Stock that will, upon Closing, be reserved for issuance pursuant to the Incentive Plan, to the extent such issuances would require shareholder approval under Nasdaq Listing Rule.

The Director Election Proposal (Proposal 12)

Live Oak is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the election of nine (9) directors, effective upon the Closing, to serve on the Combined Company Board until their respective successors are duly elected and qualified, or until such directors’ earlier death, resignation or removal.

The Insider Letter Amendments Proposal (Proposal 13)

Live Oak is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, amendments to the Insider Letter, attached to this proxy statement/prospectus as Annex F, to revise the lock-up period applicable to the Sponsor Shares set forth in the Insider Letter to end on the date that is 6 months after the Closing Date. The Insider Letter Amendments Proposal is described in more detail in this proxy statement/prospectus under the heading “Proposal 13: The Insider Letter Amendments Proposal.”

The Adjournment Proposal (Proposal 14)

Live Oak is asking its shareholders to consider and vote upon a proposal to approve, by ordinary resolution, the adjournment of the Live Oak Extraordinary General Meeting to a later date or time, if necessary or appropriate as determined by the chairman of the Live Oak Extraordinary General Meeting, at the determination of the chairman of the Live Oak Extraordinary General Meeting.

Conditionality of Proposals

The Required Proposals are conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Live Oak at the Live Oak Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Live Oak will not consummate the Business Combination. If Live Oak does not consummate the Business Combination and fails to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

The Live Oak Extraordinary General Meeting

Date, Time and Place of the Live Oak Extraordinary General Meeting

The Live Oak Extraordinary General Meeting will be held virtually at [ ] a.m. Eastern time on [ ], 2026 or at such other date and time to which such meeting may be adjourned or postponed, to consider and vote upon the Proposals. For the purposes of the Current Charter (as defined below), the Live Oak Extraordinary General Meeting may also be attended in person at [ ].

Registering for the Live Oak Extraordinary General Meeting

As a registered Live Oak shareholder, you received a proxy card from CST. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact CST at the phone number or e-mail address below. CST’s support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the meeting starting [ ], 2026 at [ ] a.m. Eastern Time. Enter the URL address www.cstproxy.com/[ ] into your browser and enter your control number, name, and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Live Oak shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact CST to receive a control number. If you plan to vote shares you hold in “street name” at the meeting, you will need to have a legal proxy from your bank or broker, or if you would like to join and not vote, CST will issue you a guest control number with proof of ownership. Either way, you must contact CST for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 within the U.S. and Canada (toll-free), or +1 857-999-9155 outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [ ]#. This is listen-only and is being provided as a courtesy, and you will not be able to vote, be deemed present at the meeting or enter or ask questions during the meeting via telephone.

Purpose of the Live Oak Extraordinary General Meeting

At the Live Oak Extraordinary General Meeting, Live Oak is asking its shareholders to consider and vote upon:

•	The Business Combination Proposal. The Merger Agreement is attached to this proxy statement/prospectus as Annex A.

•	The Domestication Proposal. The Interim Charter is attached to this proxy statement/prospectus as Annex B.

•	The Charter Proposal. The Proposed Charter is attached to this proxy statement/prospectus as Annex C, and the Proposed Bylaws is attached to this proxy statement/prospectus as Annex D.

•	The Organizational Documents Proposals.

•	The Incentive Plan Proposal. The Incentive Plan is attached to this proxy statement/prospectus as Annex E.

•	The Nasdaq Proposal.

•	The Director Election Proposal.

•	The Insider Letter Amendments Proposal. The Insider Letter Amendments are attached to this proxy/prospectus as Annex F.

•	The Adjournment Proposal, if presented at the Live Oak Extraordinary General Meeting.

Voting Power and Record Date

You will be entitled to vote or direct votes to be cast at the Live Oak Extraordinary General Meeting if you owned Live Oak Ordinary Shares at the close of business on [ ] 2025, which is the Record Date. You are entitled to one vote for each share of Live Oak Ordinary Shares that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 28,750,000 Live Oak Ordinary Shares outstanding, of which 23,000,000 are Public Shares and 5,750,000 are Sponsor Shares.

Vote of the Sponsor

In connection with the IPO, Live Oak entered into an agreement with the Sponsor pursuant to which the Sponsor agreed to vote any Live Oak Ordinary Shares owned by it in favor of a proposed business combination. This agreement applies to the Business Combination Proposal and for all other Proposals presented to Live Oak shareholders in this proxy statement/prospectus.

The Sponsor has waived any redemption rights, including with respect to Live Oak Class A Ordinary Shares purchased in the aftermarket, in connection with Business Combination. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights. The Sponsor Shares have no redemption rights upon Live Oak’s liquidation and will be worthless if no business combination is effected by Live Oak by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders). If Live Oak’s initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by Live Oak shareholders), then Live Oak’s existence will terminate, and Live Oak will distribute amounts in the Trust Account as provided in the Current Charter.

Quorum and Required Vote for Shareholder Proposals

A quorum of Live Oak shareholders is necessary to hold a valid meeting. A quorum will be present at the Live Oak Extraordinary General Meeting if one-third of the Live Oak Ordinary Shares issued and outstanding and entitled to vote at the Live Oak Extraordinary General Meeting are represented in person online or by proxy at the Live Oak Extraordinary General Meeting.

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendments Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Live Oak Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Live Oak Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting.

The Required Proposals are conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals. Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Live Oak at the Live Oak Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal. It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Live Oak will not consummate the Business Combination. If Live Oak does not consummate the

Business Combination and fails to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), it will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to its public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

In accordance with the Insider Letter entered into concurrently with the IPO, all of the Live Oak Ordinary Shares owned by the Sponsor, equal to 20% of the issued and outstanding Live Oak Ordinary Shares, will be voted in favor of each of the Proposals. Assuming all of the outstanding Live Oak Ordinary Shares vote on each Proposal, each of the Proposals other than the Domestication Proposal requires the affirmative vote of an additional 8,625,001 shares of Live Oak Class A Ordinary Shares, or approximately 37.5% of the Public Shares, in order to be approved, where the Live Oak Class A Ordinary Shares vote together with the Live Oak Class B Ordinary Shares as a single class. Assuming all of the outstanding Live Oak Ordinary Shares vote on the Domestication Proposal, the Domestication Proposal requires the affirmative vote of an additional 13,416,667 shares of Live Oak Class A Ordinary Shares, or approximately 58.3% of the Public Shares, in order to be approved, where the Live Oak Class A Ordinary Shares vote together with the Live Oak Class B Ordinary Shares as a single class.

For more information about these proposals, see the sections of this proxy statement/prospectus entitled “The Live Oak Extraordinary General Meeting — Quorum and Required Vote for Proposals.”

Proxy Solicitation

Proxies may be solicited by telephone, by facsimile, by mail, on the Internet or in person. We have engaged [ ] to assist in the solicitation of proxies. If a shareholder grants a proxy, it may still vote its shares in person online (which will have the effect of revoking any prior proxy given before the Live Oak Extraordinary General Meeting). A shareholder may also change its vote by submitting a later-dated proxy or written revocation, as described in the section entitled “Live Oak Extraordinary General Meeting — Revoking Your Proxy; Changing Your Vote.”

Redemption Rights

Pursuant to the Current Charter, holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, net of taxes payable and up to $100,000 of interest to pay dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Current Charter and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable)). For illustrative purposes, based on funds in the Trust Account of approximately $[ ] million on [ ], 2025, the estimated per share Redemption Price at the Closing would have been approximately $[ ]. A Public Shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Live Oak Ordinary Shares included in the Units.

In order to exercise redemption rights, holders of Public Shares must:

•	prior to 5:00 p.m. Eastern Time on [ ], 2025 (two (2) business days before the Live Oak Extraordinary General Meeting), tender your shares physically or electronically using The Depository

Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to CST, Live Oak’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

•

In your request to CST for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Live Oak Ordinary Shares; and

•

deliver your Public Shares either physically or electronically through DTC to Live Oak’s transfer agent at least two (2) business days before the Live Oak Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Live Oak’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Live Oak does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Live Oak’s consent, until the consummation of to the Business Combination, or such other date and time as may be determined by the Live Oak Board in its sole discretion. If you delivered your shares for redemption to Live Oak’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Live Oak’s transfer agent return the shares (physically or electronically). You may make such a request by contacting Live Oak’s transfer agent at the phone number or address listed above. See the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your Public Shares for cash.

If Live Oak receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Live Oak may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Live Oak may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Live Oak may select which holders to seek such withdrawals of redemption requests from based on any factors Live Oak may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this proxy statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Live Oak Ordinary Shares as they may receive higher proceeds from the sale of their Live Oak Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Live Oak Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Live Oak Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Live Oak Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Live Oak otherwise does not consummate an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will be required to redeem all Public Shares and dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders and the Warrants will expire worthless.

Appraisal Rights

Live Oak shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Live Oak Board’s Reasons for the Approval of the Business Combination

The Live Oak Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the number and complexity of those factors, the Live Oak Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Individual directors may have given different weight to different factors. The Live Oak Board viewed its decision as being a business judgment that was based on all of the information available to, and the factors presented to and considered by it. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Live Oak Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to the Teamshares Stockholders under the terms of the Merger Agreement). Live Oak management and the members of the Live Oak Board have extensive experience evaluating the financial merits of companies across a variety of industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, and the Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the Live Oak Board, as further described below, included certain guideline public company data and other relevant information selected based on the business experience and professional judgment of Live Oak management. The independent directors of the Live Oak Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated Live Oak shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Prior to Live Oak entering into the Merger Agreement, the Live Oak Board convened a meeting to complete its evaluation of the proposed Business Combination and the Transactions. In such evaluation, the Live Oak Board considered the matters necessary or appropriate for the Live Oak Board to reach an informed conclusion as to the fairness and advisability of the Transactions, including, without limitation, whether the proposed Business Combination is in the best interests of Live Oak’s shareholders. The Live Oak Board unanimously approved the Transactions as being in the best interests of Live Oak and its shareholders as a whole, and determined to recommend the Business Combination to the Live Oak shareholders. Prior to reaching these conclusions and determinations, the Live Oak Board consulted with Live Oak’s advisors and reviewed in detail information and analyses provided to the Live Oak Board by Live Oak management, as further described below. As Live Oak management and the members of the Live Oak Board have substantial experience evaluating the financial merits of companies across a variety of industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, the Live Oak Board concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the proposed Business Combination and its terms. The due diligence and analyses conducted by Live Oak management and Live Oak’s advisors included:

•

meetings and calls with the management team and advisors of Teamshares regarding, among other things, Teamshares’ acquisition strategy (including sourcing, evaluation, financing and post-acquisition support of acquired businesses), acquisition “track record” and Operating Subsidiary acquisition plans, as well as its software platform and business plans;

•	review of material contracts and other material matters;

•	financial, tax, legal, cybersecurity and IT infrastructure, accounting, operational, business and other due diligence;

•	review of unaudited historical financial statements and operating information;

•	consultation with Teamshares management and its legal counsel;

•	review of Teamshares’ proprietary software platform;

•

financial analyses of Teamshares, the Business Combination and the performance of certain public companies with similarities to the business of Teamshares, based on publicly available information, as presented by Live Oak management to the Live Oak Board, as further described in the section entitled “— Live Oak Financial Analysis” below.

At the conclusion of this process, the Live Oak Board determined that while, like all business deals, the acquisition of Teamshares presents potential risks, nevertheless pursuing a business combination with Teamshares would overall be an attractive opportunity for Live Oak and its shareholders. Based on its review of information about Teamshares and its business plans, together with the results of Live Oak management’s financial analyses, as further described below, the factors considered by the Live Oak Board included, but were not limited to, the following:

•

Market Opportunity and Positioning. With millions of U.S. businesses expected to be put up for sale as members of the Baby Boomer generation enter retirement, Teamshares and its tech-enabled platform appear well-positioned to take advantage of this opportunity, given the Company’s scalability and “track-record” of acquiring operating subsidiaries and integrating those companies with Teamshares’ business model.

•

Track Record. To date, Teamshares has successfully acquired nearly 90 companies, demonstrating its operational credibility and ability to execute effectively in fragmented markets across the United States. Teamshares is among the largest acquirors of American SMEs, and its programmatic approach is highly differentiated from private equity, search funds, and individual SME buyers.

•

Capital Efficiency. Teamshares has demonstrated highly efficient capital deployment, with an estimated 30-40% return on equity for acquired businesses and an EBITDA to free cash flow conversion in excess of 75%.

•	Platform Scalability. Teamshares has developed a scalable tech-enabled, data driven platform to efficiently source, evaluate, finance and close acquisitions in a consistent and programmatic manner.

•

Path to Self-Sustaining Growth. Teamshares’ programmatic acquisition model may, in the relative near-term, result in the Company being able to self-finance the equity components of its additional operating subsidiary acquisitions from revenues generated by existing operating subsidiaries.

•

Potential Benefits from Business Combination. While the timeline and certainty to consummate the proposed Business Combination cannot be predicted, Teamshares’ appears well-positioned to benefit from advantages that going public through a transaction with Live Oak may offer, including greater access to additional and potentially favorably-priced capital to fund additional Operating Subsidiary acquisitions.

•

Potential for Improved Costs of Debt Financing. That anticipated proceeds from the proposed Business Combination (including the Initial PIPE Investment) may improve Teamshares’ credit profile and facilitate improved terms of the Company’s existing facilities upon refinancing and ultimately reduce reliance by Teamshares generally on pricier “outside” capital sources to fund operating subsidiary acquisitions.

•

Operating Subsidiary Growth. That, to date, “organic” growth of Teamshares’ Operating Subsidiaries has, on an aggregate basis, exceeded Teamshares’ management predictions thereof, representing, in a majority of instances, significant growth after the first 12-months a company has been part of the Teamshares network (and sometime during the first year), regularly surpassing the conservatively-estimated 3% year-over-year growth rate incorporated into the Forecasts.

•	Management Continuity. Teamshares’ experienced management team, led by Chief Executive Officer Michael Brown, plans to continue running the business after the Closing.

•

Attractive Valuation. The Live Oak Board’s determination that, if Teamshares is successful in achieving its goals, Live Oak shareholders will have acquired their shares in the Combined Company at an attractive valuation based on the implied valuation of other acquisition-driven companies with demonstrated histories of completing bolt-on acquisitions across a variety of industries and geographies, as described under the section entitled “The Business Combination Proposal — Guideline Company Analyses.”

•

Terms and Conditions of the Merger Agreement. The terms and conditions of the Merger Agreement and the Business Combination were, in the opinion of the Live Oak Board, the product of arm’s-length negotiations between the parties.

•

Continued Ownership by Teamshares Stockholders. Teamshares Stockholders are converting ownership interests in Teamshares into the Combined Company in the proposed Business Combination and the shares of Combined Company Common Stock held by former Teamshares Stockholders after the Closing will be subject to lock-up restrictions described elsewhere in this proxy statement/prospectus.

•

Teamshares Being an Attractive Target. After a thorough review of other business combination opportunities reasonably available to Live Oak, the proposed Business Combination with Teamshares represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

In the course of its deliberations, in addition to the various other risks associated with the business of Teamshares, as described in the section entitled “Risk Factors” and appearing elsewhere in this proxy statement/prospectus, the Live Oak Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•

Business Plans May Not be Achieved. Teamshares’ business plans may not be successful, or may take longer or be more costly to implement than anticipated, which may affect Teamshares’ ability or the extent and timeline for Teamshares to carry out, its business plans, including, without limitation, its plans to continue acquiring meaningful numbers of additional EBITDA-generating operating subsidiaries companies.

•

Readiness to be a Public Company. As Teamshares has not previously been a public company and its current management team has not managed a public company before, Teamshares may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC.

•	Competition. Teamshares competes with larger and better-capitalized companies and Teamshares may not be able to compete with these larger or other companies.

•	Macroeconomic Uncertainty. Macroeconomic uncertainty could negatively impact Teamshares’ revenues and financial performance.

•

Litigation. It is possible that litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Valuation. The Live Oak Board may not have properly valued Teamshares’ business and did not obtain a third-party valuation or independent fairness opinion in connection with the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Redemptions. The risk that holders of Public Shares exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account after satisfaction (or waiver, as applicable) of other conditions to consummating the Business Combination.

•	Exchange Listing. The potential inability to maintain the listing of the Combined Company’s securities on a national exchange following the Closing.

•

Liquidation. The risks and costs to Live Oak if the Business Combination with Teamshares is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Live Oak being unable to effect a business combination within the timeframe permitted by the Current Charter (or any other timeframe as may be approved by Live Oak shareholders), which would require Live Oak to liquidate.

•

Conflicts of Interest. The possibility that the Live Oak Board may have been influenced by conflicts between what may be in Live Oak’s best interests and what may be best for a director’s personal interests, including the possibility that if the Business Combination is not consummated, and Live Oak is forced to liquidate because it is unable to consummate another business combination within the timeframe permitted by the Current Charter, the Class B Ordinary Shares and Private Warrants owned by the Sponsor would be worthless. See the section entitled “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

•	Other Risks Factors. Various other risk factors associated with the business of Teamshares, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the Live Oak Board also considered that the Sponsor and certain officers and directors of Live Oak may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Live Oak shareholders (see section entitled “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination”). In evaluating the conflicts of interest referenced above, the Live Oak Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Live Oak with any other target business or businesses, and (iii) the Sponsor will hold equity interests in the Combined Company with value that, after the Closing, will be based on the future performance of the Combined Company’s stock.

After considering the foregoing, the Live Oak Board concluded, in its business judgment, that the potential benefits to Live Oak and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination

When you consider the recommendation of the Live Oak Board to vote in favor of approval of the Proposals, you should keep in mind that Live Oak’s directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a shareholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Live Oak. These interests include, among other things, the fact:

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[ ] million, assuming the per share value of the Sponsor Shares is the same as the $[ ] closing price of the Class A Ordinary Shares on the Nasdaq on [ ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private

Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[ ] million, assuming the per warrant value of the Private Warrant is the same as the $[ ] closing price of the Public Warrants on the Nasdaq on [ ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [ ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[ ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[ ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

In addition to the interests of the Sponsor and Live Oak’s executive officers and directors in the Business Combination, Live Oak shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Live Oak shareholders, including the following:

•

that pursuant to the terms of the Underwriting Agreement, the IPO Underwriter is entitled to receive deferred underwriting fees in an amount equal to up to $0.30 per Unit issued in the IPO, or $6,900,000, which fees are payable only if Live Oak completes an initial business combination, provided that such deferred amount is subject to pro rata reduction based on the extent of redemptions that reduce the amount of the Trust Account at or prior to the time of Live Oak’s consummation of the initial business combination and will otherwise be allocated to members of FINRA who have assisted in the consummation of the initial business combination, at the discretion of the Sponsor;

•

that pursuant to the terms of the Deferred Advisory Agreement, Santander is entitled to receive cash fees (up to 15% of which may be allocated, in Live Oak’s discretion, to Compass Point), which amount is payable solely upon consummation by Live Oak of an initial business combination;

•

that pursuant to the terms of the Placement Agent Agreement with Live Oak, Santander, in its capacity as placement agent, is entitled to receive cash fees equal to 3.00% of the gross proceeds from PIPE Investors, subject to certain exclusions, and reimbursement for certain expenses associated with Santander’s services as placement agent, subject to and contingent upon the consummation of the PIPE Investment;

•

that pursuant to the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Santander is entitled to receive a customary advisory fee, subject to certain adjustments (as well as a fee in respect of services as placement agent to Teamshares in respect of a Bridge Financing (if any such transaction is consummated by Teamshares (or the Combined Company) at or prior to the Closing, cash fees conditioned upon consummation thereof), payable to Santander in connection with the closing of the Business Combination.

In connection with the proposed Business Combination, Live Oak, Teamshares and Santander also entered into a deSPAC Agreement with respect to due diligence review to be carried out by Santander in connection with the proposed Business Combination which includes an acknowledgement of the multiple roles Santander is or would be playing in connection with the proposed Business Combination.

Additionally, under the terms of the Placement Agent Agreement, Live Oak acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor to Teamshares and Live Oak agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to the Live Oak pursuant to the Placement Agent Agreement, (ii) Santander acting as placement agent to the Teamshares in connection with any other financing transaction conducted by Teamshares in connection with the Business Combination (including a Bridge Financing, if any), (iii) Santander acting as financial advisor and capital markets advisor to Teamshares, and/or (iv) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement.

Further, under the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Teamshares acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor and placement agent to Teamshares and Teamshares agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to Live Oak pursuant to the Placement Agent Agreement, and as underwriter for the Live Oak IPO and the potential recipient, in such capacity, of deferred underwriting and deferred advisory fees pursuant to the Underwriting Agreement and Deferred Advisory Fee Agreement; (ii) Santander acting as placement agent to Teamshares in connection with any other primary issuance of equity securities at a fixed pre-money valuation, or certain equity-linked securities in a Bridge Financing, if any, and (iii) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement with Teamshares.

The members of the Live Oak Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Live Oak shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Live Oak Board in making their recommendation that you vote in favor of the approval of the Business Combination, Live Oak did not rely advice or recommendations by Santander in its decision-making with respect to the transaction with Teamshares and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Teamshares, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Live Oak Board determined that the overall benefits expected to be received by Live Oak and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from Santander’s interests in potential compensation payable to Santander by each of Live Oak and Teamshares, respectively, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing of the Transaction as described above. In addition, the Live Oak Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Live Oak with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Live Oak’s Sponsor, Live Oak Sponsor Partners V, LLC, a Delaware limited liability company, has received or may receive the following consideration from Live Oak prior to or in connection with the completion by Live Oak of an initial business combination in accordance with the terms of Live Oak’s governing documents (including upon the Closing of the proposed Business Combination with Teamshares):

Interest in Securities	Other Consideration
At Closing, the Sponsor will hold a total of 5,750,000 shares of Combined Company Common Stock, which will be issued in exchange for Live Oak Class B ordinary shares purchased by the Sponsor prior to Live Oak’s IPO for an aggregate price of $25,000 (or $0.004 per share).	Live Oak Merchant Partners, an affiliate of the Sponsor, receives $17,500 per month for services pursuant to the Administrative Services Agreement, dated as of February 27, 2025. As of [ ], 2025, approximately $[ ] has been paid under the Administrative Services Agreement, with any accrued and unpaid amounts to be paid at consummation of an initial business combination.

At Closing, the Sponsor will hold a total of 4,500,000 warrants to purchase shares of Combined Company Common Stock, which will be issued in exchange for Live Oak Private Warrants purchased by the Sponsor at the time of Live Oak’s IPO for an aggregate price of $4,500,000 (or $1.00 per warrant).	Reimbursement for any unpaid out-of-pocket expenses related to identifying, investigating and completing an initial business combination (provided, however, that as of the date of this proxy statement/prospectus, there are no such expenses for which reimbursement at the Closing is expected).

If any such loans are issued by the Sponsor and remain unpaid prior to Closing, up to $1,500,000 of working capital loans by the Sponsor to Live Oak, which may be convertible at the Closing into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants, would, if not so converted, be repaid (or converted) at the Closing; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of the warrants held by the Sponsor, Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Live Oak’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Live Oak Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Teamshares Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?” and “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Recommendation to Live Oak Shareholders

After careful consideration, the Live Oak Board has unanimously approved the Merger Agreement and the transactions comprising the Business Combination and determined that each of the proposals to be presented at the Live Oak Extraordinary General Meeting is fair, advisable and in the best interests of Live Oak and recommends that you vote or give instruction to vote “FOR” each of the above proposals.

For a description of various factors considered by the Live Oak Board in reaching its decision to recommend in favor of voting for each of the Proposals to be presented at the Live Oak Extraordinary General Meeting, see the section herein titled “Live Oak Board’s Reasons for the Approval of the Business Combination.”

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement is attached as Annex A hereto, which is incorporated herein by reference. Live Oak shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Live Oak does not believe that the disclosure schedules contain information that is material to an investment decision.

On November 14, 2025, Live Oak entered into an Agreement and Plan of Merger with Teamshares Inc., a Delaware corporation, Catalyst Sub Inc., a Delaware corporation and wholly-owned subsidiary of Live Oak, Catalyst Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Live Oak, Live Oak Sponsor V LLC, a Delaware limited liability company, solely in the capacity from and after the closing of the transactions contemplated by the Merger Agreement as representative of the shareholders of Live Oak (other than the former securityholders of Teamshares and their respective successors and assigns) in accordance with the terms and conditions of the Merger Agreement, and Brian Gaebe, solely in the capacity from and after the Closing as the representative of the Earnout Participants (as defined below) and their respective successors and assignees in accordance with the terms and conditions of the Merger Agreement.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination, among other things: (i) prior to the Closing, Live Oak shall de-register from the Register of Companies in the Cayman Islands by way of continuation out of the Cayman Islands and into the State of Delaware so as to become a Delaware corporation; (ii) following the Domestication, on the date of the Closing (the “Closing Date”), Merger Sub will merge with and into Teamshares (the “First Merger”, to occur at the “First Effective Time”) with Teamshares surviving such merger as a wholly-owned subsidiary of Live Oak (the “Surviving Corporation”); and (iii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger” and together with the First Merger, the “Mergers”), with Merger Sub II surviving such merger as a wholly-owned subsidiary of Live Oak (and in such capacity, the “Surviving Entity”, and the effective time of the Second Merger, the “Second Effective Time”, also referred to, together with the First Effective Time, as the “Effective Time”). It is proposed that, upon the Closing, Live Oak will change its name to “Teamshares Inc.” Live Oak, following the Domestication and the Effective Time, is referred to herein as the “Combined Company.”

The Merger Agreement provides that the total consideration to be delivered at the Closing to Teamshares stockholders as of immediately prior to the First Effective Time (the “Teamshares Stockholders”) and holders of options to purchase shares of Teamshares common stock that are “in-the-money” as of immediately prior to the First Effective Time (“In-The-Money Optionholders”) will consist of a number of newly-issued shares of shares of Combined Company common stock, par value $0.0001 per share (“Combined Company Common Stock”), and options to purchase Combined Company Common Stock (the “Assumed Options”), with an aggregate value equal to the sum of (i) $525.0 million plus (ii) the aggregate amount of financing (if any is consummated between the date of execution of the Merger Agreement and the Closing Date, in accordance with the terms of the Merger Agreement) from subscription, purchase or similar financing agreements for debt investments, preferred equity or other equity-linked securities that are converted to Teamshares common stock and are outstanding as of immediately prior the First Effective Time (the “Merger Consideration”), with each share of Combined Company Common Stock to be valued, for such purpose, at $10.00 per share, and the portion of the Merger Consideration deliverable at the Closing to Teamshares stockholders as of immediately prior the First Effective Time (the “Teamshares Stockholders”), referred to as the “Stockholder Merger Consideration.” The Merger Agreement also provides that the Teamshares Stockholders and certain holders of Assumed Options, as further described below (collectively referred to as Earnout Participants, as further described below), may be entitled to receive additional shares of Combined Company Common Stock (described below as Earnout Shares) upon the future occurrence, if any, of certain events within a five-year period after the Closing Date (the “Earnout Period”), subject to satisfaction of certain additional conditions, as further described below. For the avoidance of doubt, other than the Teamshares Stockholders (including investors in Interim Financing Transactions, if any, whose investments convert into Teamshares capital stock prior to the First Effective Time) and holders of in-the-money Company Options, no holder of Teamshares securities will receive any consideration under or in connection with the Merger Agreement.

As a result of the Mergers, and upon the Closing, among other things:

•

All of the issued and outstanding capital stock of Teamshares as of immediately prior to the First Effective Time shall automatically be cancelled and cease to exist, in exchange for the rights of (A) each eligible Teamshares Stockholder to receive its pro rata share of the Stockholder Merger Consideration and (B) each Earnout Participant to receive certain Earnout Shares, if any are issued in accordance with the terms and conditions of the Merger Agreement; and

•

All outstanding “in-the-money” options to purchase shares of Teamshares common stock as of immediately prior to the First Effective Time shall be assumed by the Combined Company and replaced with Assumed Options, subject to equitable adjustments to the exercise prices and number of shares for which such Assumed Options are exercisable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

•	All Teamshares warrants, convertible debt, “out-of the-money” options and other convertible securities outstanding and not exercised or converted prior to the First Effective Time will be terminated.

The Merger Agreement also provides that, after the Closing, (1) former Teamshares Stockholders and (2) holders of Assumed Options who (i) are Eligible Optionholders and (ii) Earnout Participants will have the contingent right to receive the Earnout Shares in the event that, during the Earnout Period, (a) Earnout Share Price Targets are achieved, or (b) the Combined Company enters into and consummates a transaction which results in an Earnout Triggering Event.

Pursuant to a letter agreement entered into by the Sponsor contemporaneously with the execution of the Merger Agreement, the Sponsor has agreed that (i) the Deferred Founder Shares to be issued at the Closing in respect of the Founder Shares held by the Sponsor shall be restricted shares, subject to the Founder Share Post-Closing Conditions during the Founder Share Measurement Period, and (ii) the Incentive Founder Shares, if any, that are not used by the Sponsor, in its sole discretion, to incentivize commitments from investors in financing transactions and are not forfeited at the Closing will also be subject to forfeiture and shall vest only if such Founder Share Trigger Events are achieved during the Founder Share Measurement Period.

Simultaneously with the execution of the Merger Agreement, Live Oak entered into subscription agreements (the “Initial PIPE Subscription Agreements”) with certain investors (the “Initial PIPE Investors”) pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Live Oak 13,695,652 Class A Ordinary Shares in exchange for an aggregate purchase price equal of approximately $126.0 million to be consummated substantially concurrently with the Closing (the “Initial PIPE Investment”). Consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Live Oak’s Trust Account (the “Trust Account”) held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Live Oak and Teamshares. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect, as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, customer relationships, operations, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the Business Combination, subject to customary exceptions with respect to clause (i) above.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms (the “Interim Period”), including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Teamshares to Live Oak; (iv) Live Oak’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality.

Each party also agreed during the Interim Period not to solicit or enter into a competing alternative transaction in accordance with customary terms and provisions set forth in the Merger Agreement.

The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of directors’ and officers’ tail liability insurance; and (c) use of trust account proceeds.

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Live Oak and Teamshares (the “Registration Statement”) with the SEC under the Securities Act, to register the shares of Live Oak common stock to be issued as Merger Consideration Shares. The Registration Statement also will contain Live Oak’s proxy statement to solicit proxies from Live Oak’s shareholders to approve, among other things, (i) the Merger Agreement and the Business Combination, including the Merger and the Domestication; (ii) to the extent required by Nasdaq, the issuance of any shares in connection with the Transaction Financing (as defined below), including the approval of the issuance of more than 20% of the outstanding Live Oak common stock; (iii) the effecting of the Domestication, including adoption of the new organizational documents of Live Oak after the Domestication; (iv) the change of name of Live Oak to “Teamshares, Inc.” and the adoption and approval of the new amended and restated organizational documents of Live Oak; (v) the adoption and approval of the Incentive Plan (as defined below); (vi) the appointment of the post-Closing board of directors; and (vii) the approval of the Insider Letter Agreement Amendment (as defined below).

In addition, Teamshares agreed that as promptly as practicable after the Registration Statement has become effective, the requisite vote of Teamshares stockholders, by resolutions duly adopted at a meeting of Teamshares’ stockholders or by unanimous written consent, shall have authorized, approved and consented to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Documents to which Teamshares is or is required to be a party or bound, and the consummation of the Business Combination, including the Mergers and the Domestication.

The parties agreed that the post-Closing board of directors will consist of up to nine directors, at least a majority of which will qualify as “independent directors” under the listing rules of Nasdaq. Two directors will be designated by Live Oak prior to the Closing.

Live Oak agreed to use its reasonable best efforts during the Interim Period to enter into financing agreements with potential investors (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as trust account non-redemption or backstop arrangements or otherwise), in each case on terms mutually agreeable to Teamshares and Live Oak, acting reasonably (an “Additional PIPE Investment”, together with the Initial PIPE Investment, a “PIPE Investment”); provided, that, the foregoing shall not require the Sponsor to forfeit or transfer any direct or indirect interest in its Live Oak securities other than as contemplated by the Sponsor Letter Agreement (as defined below).

Teamshares may, from time to time, enter into subscription, purchase or similar financing agreements for debt investments, preferred equity or other equity-linked securities that are convertible to Teamshares common stock, on terms mutually agreeable to Teamshares and Live Oak, acting reasonably (the “Interim Period Financing” and together with the PIPE Investment, the “Transaction Financing”).

Live Oak and Teamshares agreed to use their commercially reasonable efforts to agree, prior to the Closing, to a form of equity incentive plan that provides for the grant of equity and equity-based incentive awards to eligible service providers of Teamshares and its subsidiaries following the Closing (the “Incentive Plan”), which will provide for awards for a number of shares of Live Oak common stock equal to five percent (5%) of the aggregate number of shares of Live Oak common stock issued and outstanding immediately after the Closing. Within five (5) business days following the expiration of the sixty (60) day period following the date Live Oak has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Live Oak shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of Live Oak common stock issuable under the Incentive Plan, and Live Oak shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Plan remain outstanding.

Live Oak agreed not to, and to cause its subsidiaries not to (including, following the Closing, Teamshares and its subsidiaries), take or omit to take any action that is in bad faith, the primary purpose or primary effect of which is to frustrate, delay or prevent the occurrence of any Triggering Event, avoiding, reducing or preventing the achievement or attainment of the Earnout Share Price Targets or the vesting or issuance of any Earnout Shares. Notwithstanding the foregoing, following the Closing, Live Oak and its subsidiaries (including, following the Closing, Teamshares and its subsidiaries) will be entitled to operate their respective businesses, and take or omit to take actions, based on the business requirements of Live Oak and its subsidiaries.

Teamshares agreed to deliver PCAOB-audited financial statements for its fiscal years ended December 31, 2023 and December 31, 2024 (the “GAAP Audited Company Financials”) to Live Oak within thirty (30) days following the date of the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Live Oak; (ii) approval of the stockholders of Teamshares; (iii) approvals of any required governmental authorities and completion of the HSR Act expiration periods; (iv) no law preventing the Business Combination; (v) the Registration Statement having been declared effective by the SEC; (vi) approval for listing on Nasdaq or NYSE of the Live Oak common stock to be issued in connection with the Business Combination; and (vii) consummation of Domestication.

It shall also be a mutual closing condition that Live Oak shall have cash and cash equivalents equal to at least $120,000,000, including funds remaining in Live Oak’s trust account (after giving effect to the completion and payment of the redemption of its public shareholders (the “Closing Redemption”)), plus the aggregate proceeds from all Transaction Financings (including Interim Period Financing), whether received by Live Oak or Teamshares.

In addition, unless waived by Teamshares, the obligations of Teamshares to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Live Oak of customary certificates and other Closing deliverables: (i) (a) the fundamental representations and warranties of Live Oak being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Live Oak being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Live Oak; (ii) Live Oak having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing and (iii) the absence of any Material Adverse Effect with respect to Live Oak since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Live Oak, the obligations of Live Oak, Merger Sub and Merger Sub II to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Teamshares of customary certificates and other Closing deliverables and ancillary documents: (i) (a) the fundamental representations and warranties of Teamshares being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Teamshares being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the

Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Teamshares and its subsidiaries; (ii) each of Teamshares and the Seller Representative having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; and (iii) the absence of any Material Adverse Effect with respect to Teamshares and its subsidiaries since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Live Oak and Teamshares; (ii) by either Live Oak or Teamshares, if any of the conditions to Closing have not been satisfied or waived by May 31, 2026 (the “Outside Date”); (iii) by either Live Oak or Teamshares, if a governmental authority of competent jurisdiction has issued, enforced, adopted or entered an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable (and so long as the terminating party is not the primary cause of, or resulted in, such order or action); (iv) by either Live Oak or Teamshares in the event of the other party’s uncured breach, if such breach would result in the failure of the related Closing condition (and so long as the terminating party is not in breach under the Merger Agreement so as to prevent the conditions to Closing to be satisfied); (v) by Live Oak if there has been a Material Adverse Effect on Teamshares and its subsidiaries following the date of the Merger Agreement, which is uncured and continuing; (vi) by Teamshares if there has been a Material Adverse Effect on Live Oak following the date of the Merger Agreement, which is uncured and continuing; (vii) by either Live Oak or Teamshares, if Live Oak holds the extraordinary general meeting of its shareholders to approve the Merger Agreement and the Business Combination, and the required shareholder approval is not obtained; (viii) by either Live Oak or Teamshares, if Teamshares holds its special meeting, and the required Teamshares shareholder approval is not obtained; (ix) by Live Oak, if (A) Teamshares has not delivered the GAAP Audited Company Financials to Live Oak within ninety (90) days from the date of the Merger Agreement (provided, that such termination right may no longer be exercised by Live Oak after Teamshares has delivered to Live Oak the GAAP Audited Company Financials) or (B) the GAAP Audited Company Financials, when delivered, are materially different from the financial statements Teamshares previously provided to Live Oak in an adverse manner and (x) by Teamshares if Live Oak Class A Ordinary Shares have become delisted from Nasdaq and are not relisted on the Nasdaq or the New York Stock Exchange within sixty (60) days after such delisting.

If the Merger Agreement is terminated, subject to the payment of a termination fee, if applicable, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto, except for liability for fraud or for willful breach of any covenant, obligation or agreement in the Merger Agreement prior to termination.

In the event of a termination of the Merger Agreement as a result of a material breach by either party, the breaching party will be required to pay a termination fee to the non-breaching party of $3,500,000 plus transaction expenses, with such transaction expenses not to exceed $400,000.

Trust Account Waiver

Teamshares and the Seller Representative each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Live Oak’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

SPAC Representative

The Sponsor is serving as the SPAC Representative under the Merger Agreement, and in such capacity will represent the interests of Live Oak’s shareholders (other than the Teamshares securityholders and their respective successors and assigns) and their respective successors and assignees after the Closing with respect to the Merger Agreement and certain Ancillary Documents following the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).

U.S. Federal Income Tax Consequences

Holders of Live Oak Ordinary Shares who exercise their redemption rights to receive cash will be considered for U.S. federal income tax purposes to have made a sale or exchange of the tendered shares, or will be considered for U.S. federal income tax purposes to have received a distribution with respect to such shares that may be treated as: (i) dividend income, (ii) a non-taxable recovery of basis in his investment in the tendered shares, or (iii) gain (but not loss) as if the shares with respect to which the distribution was made had been sold. See the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Beneficial owners of Public Shares who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Public Shares in the Mergers and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Mergers. Teamshares and Live Oak intend the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code. If the Mergers, taken together, qualify as a reorganization, then Teamshares, holders of Teamshares common stock, Like Oak and holders of Like Oak common stock should not recognize gain or loss as a result of the exchange, pursuant to the Mergers, of Teamshares common stock for shares of Combined Company Common Stock and the Earnout Right (as defined in “Material U.S. Federal Income Tax Consequences of the Mergers for Teamshares, Live Oak and Holders of Teamshares Common Stock”) other than income, if any, with respect to imputed interest. For a more detailed discussion of the U.S. federal income tax consequences of the Mergers, see “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants — Tax Considerations of the Mergers” and “Material U.S. Federal Income Tax Consequences of the Mergers for Teamshares, Live Oak and Holders of Teamshares Common Stock.”

Risk Factors

In evaluating the Business Combination and the proposals set forth in this proxy statement/prospectus, you should carefully read this proxy statement/prospectus, including the annexes, and especially consider the factors discussed in the section entitled “Risk Factors” beginning on page 34 of this proxy statement/prospectus. Among these important risks are the following:

SUMMARY OF RISK FACTORS

In evaluating the Proposals to be presented at the Live Oak Extraordinary General Meeting, you should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section entitled “Risk Factors.”

Some of the risks related to Teamshares’ business are summarized below. References in the summary below to “we,” “us,” “our” and “the Company” refer to Teamshares.

Risks Related to Teamshares’ Business

•	If we cannot meet our future capital requirements, we may be unable to develop and enhance our services, take advantage of business opportunities and respond to competitive pressures.

•	Future offerings of debt or offerings or issuances of equity securities by Teamshares may adversely affect the market price of Combined Company Common Stock or otherwise dilute all other stockholders.

•	Teamshares may not be successful in finding future opportunities to complete acquisitions.

•	If we fail to manage our anticipated growth effectively, our business, financial condition and operating results could be harmed.

•	Our indebtedness could expose us to risks that could adversely affect our business, results of operations and financial condition.

•

We have a history of net operating losses and may not achieve profitability in the future. We may need additional capital to fund our operations. If we fail to obtain additional capital, we may be unable to sustain operations and growth of the business.

•

Any inability to consummate acquisitions at our historical rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our business.

•	Engaging in acquisitions involves risks, and, if we are unable to effectively manage these risks, our business could be materially harmed.

•	Teamshares’ success will depend on its ability to attract and retain personnel and manage human capital both for itself and the Teamshares Operating Subsidiaries, while controlling labor costs.

Risks Related to the Business Combination and Live Oak

•

Since the Sponsor Persons have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Teamshares is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our initial business combination is not completed.

•	Live Oak and Teamshares will incur significant transaction and transition costs in connection with the Business Combination.

•

The announcement of the proposed Business Combination could disrupt Teamshares’ and the Teamshares Operating Subsidiaries’ relationships with its business partners and others, as well as its operating results and business generally.

•

Subsequent to consummation of the Business Combination, the Combined Company may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the

Combined Company’s financial condition, results of operations and the Combined Company’s share price, which could cause you to lose some or all of your investment.

•

The historical financial results of Teamshares and unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

•

Neither the Live Oak Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Live Oak is paying for Teamshares is fair to Live Oak—and, by extension, its securityholders—from a financial point of view.

•

If Live Oak’s due diligence investigation of Teamshares and the Target Companies was inadequate, then Live Oak’s shareholders (as stockholders of the Combined Company following the Business Combination) could lose some or all of their investment.

•

Nasdaq may not list the Combined Company’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

•

Neither Live Oak nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration in the event that any of the representations and warranties made by Teamshares in the Merger Agreement ultimately proves to be inaccurate or incorrect.

Risks Related to Combined Company Common Stock Following the Transactions

•	The market price of Combined Company Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

•

The Combined Company does not currently intend to pay dividends on its common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of Combined Company Common Stock.

•	Future sales of shares of Combined Company Common Stock may depress its stock price.

Risks Related to Redemption

•	There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

SELECTED HISTORICAL FINANCIAL INFORMATION OF LIVE OAK

	For the Year ended December 31, 2025	For the Period from November 27, 2024 (Inception) Through December 31, 2024
Statements of Operations Data
Total operating expenses	$—	$(18,571)
Total other income (expense)	$—	$—
Net income (loss)	$—	$(18,571)

Balance sheets Data	As of December 31, 2025	As of December 31, 2024
Total current assets	$—	$8,502
Total assets	$—	$67,546
Total shareholders’ deficit	$—	$6,429
Common stock subject to possible redemption	$—	$—
Total current liabilities	$—	$61,117
Total liabilities	$—	$61,117

SELECTED HISTORICAL FINANCIAL INFORMATION OF TEAMSHARES

You should read the following selected historical financial data of Teamshares together with Teamshares’ audited consolidated financial statements and the related notes included elsewhere in this proxy statement/prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” section of this prospectus. Teamshares has derived the consolidated statements of operations data for the years ended December 31, 2025 and 2024, and the consolidated balance sheet data as of December 31, 2025 and 2024, from Teamshares audited consolidated financial statements included elsewhere in this proxy statement/prospectus. Teamshares’ historical results are not necessarily indicative of the results that may be expected in the future.

Consolidated Statement of Operations Data:

	For the year ended December 31,
(in thousands)	2025	2024
Revenue	$	$398,641
Cost of Revenue		259,321

Gross Profit		139,320

Operating Expenses (Income)
Depreciation		3,747
Amortization		5,635
Selling, General, and Administrative Expenses		167,632
Goodwill Impairment		15,645
Loss (Gain) on Disposition of Assets		2,661

Total Operating Expenses		195,321

Loss from Operations		(56,001)

Non-Operating Expenses (Income)
Interest Expense, Net		27,766
Change in Fair Value of Warrant Liability		(702)
Change in Fair Value of Contingent Consideration		91
Other Non-Operating Income		(199)

Total Non-Operating Expenses		26,955
Loss Before Income Taxes		(82,957)
Income Tax Expense		890

Net Loss	$	$(83,846)
Net Loss Attributable to Noncontrolling Interests		(549)

Net Loss Attributable to Teamshares Inc.	$	$(83,297)

Net Loss Attributable to Common Stockholders	$	$(83,024)
Net Loss Per Share Attributable to Common Stockholders, Basic and Diluted	$	$(71.97)

Consolidated Balance Sheet Data:

	For the year ended December 31,
(in thousands)	2025	2024
Cash and Cash Equivalents	$	$48,551
Total Assets		417,413
Total Liabilities		285,512
Redeemable Noncontrolling Interest		4,194
Total Equity	$	$127,708

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below will have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus.

The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of December 31, 2025 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025, included in “Unaudited Pro Forma Condensed Combined Financial Information.

The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of Live Oak and Teamshares, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Live Oak will acquire all of the outstanding equity interests of Teamshares in the Business Combination, Live Oak will be treated as the “acquired” company and Teamshares will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Teamshares issuing stock for the net assets of Live Oak, accompanied by a recapitalization. The net assets of Live Oak will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Teamshares.

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of Live Oak’s ordinary shares:

•

No Redemptions Scenario: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

•

Contractual Maximum Redemption Scenario: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that [   ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[   ] million, assuming a redemption price of $[   ] per share (based on $[   ] million contained in the Trust Account as of [   ], 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Live Oak and Teamshares (the “Minimum Cash Condition”), that, at the Closing, the Combined Company will receive cash or cash equivalents of at least $120.0 million, including funds remaining in the Trust Account (after satisfaction and payment of all Redemptions) and including the aggregate amount of Transaction Financings (including the Initial PIPE Investment), whether received by Live Oak or Teamshares. The “Contractual Maximum Redemption Scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

(in thousands)	Pro Forma Assuming No Redemptions Scenario	Pro Forma Assuming Contractual Maximum Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Statement of Operations Data

Year Ended December 31, 2025

Revenue	$	$
Net loss per share

Weighted average shares outstanding - basic and diluted

(in thousands)	Pro Forma Assuming No Redemptions Scenario	Pro Forma Assuming Contractual Maximum Redemptions Scenario
Summary Unaudited Pro Forma Condensed Combined Balance Sheet Data as of December 31, 2025

Total assets	$	$
Total liabilities

Total stockholders’ deficit

MARKET PRICE AND DIVIDEND INFORMATION

Live Oak

Holders

As of [ ], 2025, there were [ ] holders of record of Units, [ ] holders of record of Live Oak Class A Ordinary Shares and [ ] holders of record of the Public Warrants.

Ticker Symbol and Market Price

The Units, the Live Oak Class A Ordinary Shares and the Public Warrants are currently listed on the Nasdaq under the symbols “LOKVU,” “LOKV” and “LOKVW,” respectively. The closing price of the Units, the Live Oak Class A Ordinary Shares and the Public Warrants on [ ], 2025, the last trading day before announcement of the execution of the Merger Agreement, was $[ ], $[ ] and $[ ] respectively. As of [ ], 2025, the Live Oak Class A Ordinary Shares and the Public Warrants was $[ ], $[ ] and $[ ], respectively.

Dividend Policy

Live Oak has not paid any cash dividends on its common stock to date and does not intend to pay cash dividends prior to the completion of its initial business combination.

Teamshares

Currently, there is no public market for Teamshares’ securities.

Dividend Policy of the Combined Company Following the Business Combination

The payment of cash dividends in the future will be dependent upon the Combined Company’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of the Combined Company Board.

RISK FACTORS

You should carefully consider all the following risk factors, together with all of the other information included in this proxy statement/prospectus, including the financial information, before deciding whether or how to vote or instruct your vote to be cast to approve the Proposals described in this proxy statement/prospectus.

The value of your investment following consummation of the Business Combination will be subject to significant risks affecting, among other things, the Combined Company’s business, financial condition or results of operations. You should carefully consider the risks described below and the other information included in this proxy statement/consent solicitation statement/prospectus before you decide how you want to vote on the merger proposal. If any of the events described below occur, The Combined Company’s post-Business Combination business and financial results could be adversely affected in material respects. This could result in a decline, which may be significant, in the trading price of The Combined Company’s securities and you therefore may lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this proxy statement/consent solicitation statement/prospectus, including the consolidated financial statements of Live Oak and Teamshares and the accompanying notes. The risk factors described below are not necessarily exhaustive and you are encouraged to perform your own investigation with respect to the businesses of Live Oak and Teamshares. Our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below. Any reference in this “Risk Factors” section to the “surviving entity” will mean the Combined Company.

Risks Related to Teamshares’ Business

Teamshares’ principal revenues are expected to be earned in the future, through its subsidiaries and through its Operating Subsidiaries, and Teamshares depends on its subsidiaries for cash.

Teamshares’ principal operation is to programmatically acquire small-to-medium size enterprises (“SMEs”) with $0.5 to $5 million of EBITDA from retiring owners, integrate them with the Teamshares platform [(the “Teamshares Operating Subsidiaries” or “Operating Subsidiaries”)], and help employees earn company stock. Teamshares’ ability to execute its growth strategy will be highly dependent on its ability to successfully source, underwrite and close acquisitions of new Operating Subsidiaries. The ability of the Teamshares Operating Subsidiaries or any subsidiary to generate sufficient revenue from future operations to allow Teamshares and them to make scheduled payments on their obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which will be outside of Teamshares’ control. Teamshares cannot assure you that the cash flow and future earnings of the Teamshares Operating Subsidiaries will be adequate to service any corporate obligations or operating needs. If the Teamshares Operating Subsidiaries do not generate sufficient cash flow from future operations to satisfy corporate obligations and operating needs, Teamshares may have to: undertake alternative financing plans (such as refinancing), restructure debt, sell assets, reduce or delay capital investments, or seek to raise additional capital. Teamshares cannot assure that any such alternative refinancing would be possible, that any assets could be sold, or, if sold, of the timing of the sales and the amount of proceeds realized from those sales, that additional financing could be obtained on acceptable terms, if at all, or that additional financing would be permitted under the terms of Teamshares’ various debt instruments then in effect. Teamshares’ inability to generate sufficient cash flow from the Teamshares Operating Subsidiaries to satisfy its obligations, or to refinance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and results of operations. Furthermore, Teamshares and the Teamshares Operating Subsidiaries may incur substantial additional indebtedness in the future that may severely restrict or prohibit the Teamshares Operating Subsidiaries and other subsidiaries from making distributions, paying dividends or making loans to Teamshares.

If we cannot meet our future capital requirements, we may be unable to develop and enhance our services, take advantage of business opportunities and respond to competitive pressures.

We may need to raise additional funds in the future to grow our business internally, invest in new businesses, expand through acquisitions, enhance our current services or respond to changes in our current and target markets. The failure to secure additional financing could have a material adverse effect on the continued development or growth of Teamshares and the acquisition of future Operating Subsidiaries. If we raise additional capital through the sale of equity or equity derivative securities, the issuance of these securities could result in dilution to our existing stockholders. If additional funds are raised through the issuance of debt securities, the terms of that debt could impose additional restrictions on our operations or harm our financial condition. In addition, Teamshares may seek additional capital due to favorable market conditions or strategic considerations even if it believes that it has sufficient funds for current or future operating plans. There can be no assurance that financing will be available to Teamshares on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for Teamshares and the Teamshares Operating Subsidiaries to operate their businesses or implement their growth plans.

Future offerings of debt or offerings or issuances of equity securities by Teamshares may adversely affect the market price of Combined Company Common Stock or otherwise dilute all other stockholders.

In the future, Teamshares may attempt to obtain financing or to further increase Teamshares’ capital resources by issuing additional shares of Combined Company Common Stock or offering debt or other equity securities, including commercial paper, medium-term notes, senior or subordinated notes, debt securities convertible into equity or shares of preferred stock. Teamshares also expects to grant equity awards to employees, directors, and consultants under Teamshares’ stock incentive plans. Future acquisitions could require substantial additional capital in excess of cash from operations. Teamshares would expect to obtain the capital required for acquisitions through a combination of additional issuances of equity, corporate indebtedness and/or cash from operations. Issuing additional shares of Combined Company Common Stock or other equity securities or securities convertible into equity may dilute the economic and voting rights of Teamshares’ existing stockholders or reduce the market price of Combined Company Common Stock or both. Upon liquidation, holders of such debt securities, preferred shares, and lenders with respect to other borrowings would receive a distribution of Teamshares’ available assets prior to the holders of Common Stock. Debt securities convertible into equity could be subject to adjustments in the conversion ratio pursuant to which certain events may increase the number of equity securities issuable upon conversion. Preferred shares, if issued, could have a preference with respect to liquidating distributions or a preference with respect to dividend payments that could limit Teamshares’ ability to pay dividends to the holders of Common Stock. Teamshares’ decision to issue securities in any future offering will depend on market conditions and other factors beyond Teamshares’ control, which may adversely affect the amount, timing and nature of Teamshares’ future offerings.

Teamshares may not be successful in finding future opportunities to complete acquisitions.

Our business model requires a consistent pipeline of compelling acquisition opportunities and willing sellers; failure to source, negotiate and close acquisitions would impair our growth. Teamshares’ growth depends on its ability to identify attractive businesses and persuade owners to sell on acceptable terms. Competitive dynamics, valuation dislocations, reduced M&A activity, adverse macroeconomic conditions, reputational factors, or a failure to articulate a compelling value proposition to sellers may impair deal flow. If we cannot acquire at the pace or on the terms contemplated in our plans, our revenues, profitability and long-term growth could be materially negatively affected.

If we fail to manage our anticipated growth effectively, our business, financial condition and operating results could be harmed.

To manage our growth effectively, we must continue to implement our operational plans and strategies, improve, and expand our infrastructure of people and information systems and expand, train and manage our employee base. To support continued growth, we must effectively integrate, develop and motivate new employees. We face significant competition for personnel. Failure to manage our hiring needs effectively or successfully integrate our new hires may have a material adverse effect on our business, financial condition and operating results. Additionally, the growth of our business places significant demands on our operations, as well as our management and other employees. The growth of our business may require significant additional resources to meet these daily requirements, which may not scale in a cost-effective manner or may negatively affect the quality of our services and client experience. We are also required to manage relationships with a growing number of partners, institutions, clients and other third parties. Our current information technology systems and our internal controls and procedures may not be adequate to support the future growth of our operations and employee base. If we are unable to manage the growth of our operations effectively, our business, financial condition and operating results may be materially adversely affected.

Our success depends on our ability to price accurately the risks that we underwrite.

Our results of operation or financial condition depend on our ability to accurately price for a wide variety of risks. To source and underwrite acquisitions of SMEs accurately, we must collect and properly analyze a substantial amount of data; develop, test and apply appropriate pricing techniques; closely monitor and timely recognize changes in trends; and project both severity and frequency of losses with reasonable accuracy. Our ability to undertake these efforts successfully, and as a result, price our acquisitions accurately, is subject to a number of risks and uncertainties, some of which are outside our control, including: the availability of reliable third party data and our ability to properly analyze such data; the uncertainties that inherently characterize estimates and assumptions; our selection and application of appropriate pricing techniques; and changes in applicable legal liability standards. Consequently, we could underprice risks, which would adversely affect our results, or we could overprice risks, which would reduce the volume of acquisitions and our overall competitiveness. In either case, our results of operation could be materially and adversely affected.

The determination as to whether certain Teamshares assets are viewed as securities (i.e., by falling within the definition of an “investment contract”) is made by Teamshares and if the SEC were to disagree with Teamshares’ determination, Teamshares could be deemed to be an investment company under the Investment Company Act.

Section 3(a)(1)(A) of the Investment Company Act defines an “investment company” to include a company that “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities.” Whether a company is engaged primarily in the business of investing in securities is a question of fact that is determined through the analysis of five factors. No single factor by itself is dispositive. The relevant factors are: (1) the nature of a company’s assets; (2) the source of a company’s income; (3) the company’s historic development; (4) the company’s public representations; and (5) the activities of the company’s officers and directors. In the context of its Section 3(a)(1)(A) analysis, and specifically Section 3(a)(1)(A)’s asset test, Teamshares has determined that neither Teamshares’ equity interest in Teamshares Operating Subsidiaries nor the loans from Teamshares to Teamshares Operating Subsidiaries are a “security.” This determination is based upon Teamshares’ conclusion that neither should be viewed as an “investment contract.” Applicable case law has found that an “investment contract” exists when there is the investment of money in a common enterprise with a reasonable expectation of profits to be derived primarily from the efforts of others. The above determinations were made by Teamshares based in large part on case law precedent and no-action letters issued by the SEC staff and other SEC interpretive guidance, and the significant relationship that exists between Teamshares and Teamshares Operating Subsidiaries (e.g., our integration of the Teamshares Operating Subsidiaries onto the Teamshares platform through our onboarding process, which includes, among other resources, sourcing executive talent, providing capital table management support, health and business insurance products, and accounting and payroll platforms). Additionally, based in large part on case law precedent and SEC staff no-action letters, Teamshares determined that the loans from Teamshares to Teamshares Operating Subsidiaries should not constitute securities that are “evidences of indebtedness” under the Investment Company Act. Teamshares has not requested the SEC to approve this analysis and the SEC has not done so. If the SEC were to disagree with Teamshares’ analysis or relevant factual circumstances were to change, Teamshares may be required to adjust its analysis and, potentially, its asset composition, in order to support its conclusion that it should not be deemed to be an investment company under the Investment Company Act. If Teamshares were required to register as an investment company under the Investment Company Act, compliance with the additional associated regulatory burdens would require additional expense and attention from management for which Teamshares has not accounted and, furthermore, could require Teamshares to restructure its operations, sell certain of its assets or abstain from the purchase of certain assets, which could have a material adverse effect on Teamshares’ business, financial condition, results of operations and prospects.

Our indebtedness could expose us to risks that could adversely affect our business, results of operations and financial condition.

In the future, we may incur indebtedness. Our indebtedness could have significant negative consequences for our security holders, business, results of operations and financial condition by, among other things: increasing our vulnerability to adverse economic and industry conditions; limiting our ability to obtain additional financing; requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes; limiting our flexibility to plan for, or react to, changes in our business; and placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital. Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves to pay any additional indebtedness that we may incur. In addition, any future indebtedness that we may incur may contain financial and other restrictive covenants that will limit our ability to operate our business, raise capital or make payments under our indebtedness. If we fail to comply with such covenants or to make payments under any of our indebtedness when due, then we would be in default under that indebtedness, which could, in turn, result in that indebtedness becoming immediately payable in full and cross-default or cross-acceleration under our other indebtedness and other liabilities.

We have a history of net operating losses and may not achieve profitability in the future. We may need additional capital to fund our operations. If we fail to obtain additional capital, we may be unable to sustain operations and growth of the business.

Teamshares and the Teamshares Operating Subsidiaries may continue to incur operating losses in the future as we continue to expand and develop, and we may need additional capital from external sources. We may require additional financing to fund operations, acquisitions or growth. Teamshares and the Teamshares Operating Subsidiaries expect to require substantial capital to execute its strategy, including to finance acquisitions, support working capital, invest in systems and personnel and service indebtedness. The failure to secure additional financing could have a material adverse effect on the continued development or growth of Teamshares and the Teamshares Operating Subsidiaries. Such financings may result in dilution to stockholders, issuance of securities with priority as to liquidation and dividend and other rights more favorable than common stock, imposition of debt covenants and repayment obligations, or other restrictions that may adversely affect their business. In addition, we may seek additional capital due to favorable market conditions or strategic considerations even if it believes that it has sufficient funds for current or future operating plans. There can be no assurance that financing will be available to Teamshares on favorable terms, or at all. The inability to obtain financing when needed may make it more difficult for Teamshares and the Teamshares Operating Subsidiaries to operate their businesses or implement their growth plans.

Any inability to consummate acquisitions at our historical rate and at appropriate prices, and to make appropriate investments that support our long-term strategy, could negatively impact our business.

Our ability to grow revenues, earnings and cash flow at or above our historic rates depends in part upon our ability to identify and successfully acquire and integrate businesses at appropriate prices and realize anticipated synergies, and to make appropriate investments that support our long-term strategy. We may not be able to consummate acquisitions at rates similar to the past, which could adversely impact our business. Promising acquisitions and investments are difficult to identify and complete for a number of reasons, including high valuations, competition among prospective buyers or investors, the availability of affordable funding in the capital markets and the need to satisfy applicable closing conditions and obtain applicable antitrust and other regulatory approvals on acceptable terms. For example, antitrust scrutiny by regulatory agencies and changes to regulatory approval processes in the U.S. and non-U.S. jurisdictions may cause approvals to take longer than anticipated to obtain, may not be obtained at all, or may contain burdensome conditions, which may jeopardize, delay or reduce the anticipated benefits of acquisitions to us and could impede the execution of our business strategy. In addition, competition for acquisitions and investments has resulted and may result in higher purchase prices. Changes in accounting or regulatory requirements or instability in the credit markets could also adversely impact our ability to consummate acquisitions and investments. Competitive dynamics, valuation dislocations, reduced M&A activity, adverse macroeconomic conditions, reputational factors, or a failure to articulate a compelling value proposition to founders may impair deal flow. If we cannot acquire at the pace or on the terms contemplated in our plans, our revenues, profitability and long-term growth could be materially negatively affected.

Additionally, in order to achieve the substantial future revenue growth, we have projected, our growth depends on our ability to identify attractive businesses and persuade owners to sell on acceptable terms. To properly manage our growth, we will need to hire and retain additional personnel, upgrade our existing operational management and financial and reporting systems, and improve our business processes and controls. Our future expansion will include hiring and training new personnel; continuing to improve the existing operational management and financial reporting systems and team to comply with requirements as a public company; and implementing and enhancing administrative infrastructure, systems and processes.

Engaging in acquisitions involves risks, and, if we are unable to effectively manage these risks, our business could be materially harmed.

We consistently engage in discussions concerning acquisition opportunities and, as a result of such discussions, may enter into acquisition transactions with potential Operating Subsidiaries. Acquisitions entail numerous potential risks, including the following: difficulties in the integration of the acquired business, which include implementation of proper internal controls over financial reporting; assumption of unknown material liabilities; transitioning the business from the former owner’s management and the reliance that employees may have on management; diversion of management’s attention from other business concerns; failure to achieve financial or operating objectives or other anticipated benefits or synergies and/or anticipated cost savings; and potential loss of customers or key employees. We may not be able to integrate or operate successfully any business, operations, personnel, services or products that we may acquire in the future.

Our international operations involve inherent risks which could result in harm to our business.

Certain Teamshares Operating Subsidiaries operate in international markets which subject Teamshares and Teamshares Operating Subsidiaries to risks associated with the legislative, judicial, accounting, regulatory, political and economic risks and conditions specific to such markets, which could adversely affect Teamshares and Teamshares Operating Subsidiaries’ respective business, financial condition and results of operations.

Teamshares and Teamshares Operating Subsidiaries expect to continue to expand their international presence. Teamshares and Teamshares Operating Subsidiaries face, and expect to continue to face, additional risks in the case of their existing and future international operations, including:

•

political instability, adverse changes in diplomatic relations and unfavorable economic and business conditions in the markets in which they currently have international operations or into which they may expand, particularly in the case of emerging markets;

•	limitations on the enforcement of intellectual property rights;

•	adverse tax consequences due both to the complexity of operating across multiple tax regimes as well as changes in, or new interpretations of, international tax treaties and structures;

•	expropriations of property and risks of renegotiation or modification of existing agreements with governmental authorities;

•	diminished ability to legally enforce certain contractual rights in foreign countries; and

•

difficulties in managing operations and adapting to consumer desires due to distance, language and cultural differences, including issues associated with (i) business practices and customs that are common in certain foreign countries but might be prohibited by U.S. law and their internal policies and procedures, and (ii) management and operational systems and infrastructures, including internal financial control and reporting systems and functions, staffing and managing of foreign operations, which they might not be able to do effectively or cost-efficiently.

As Teamshares and Teamshares Operating Subsidiaries expand into new markets, these risks will be intensified and will have the potential to impact a greater percentage of their business and operating results. Teamshares and Teamshares Operating Subsidiaries’ ability to expand their respective international operations into new jurisdictions, or further into existing jurisdictions will depend, in significant part, on their ability to identify potential acquisition candidates, joint venture or other partners, and enter into arrangements with these parties on favorable terms, as well as Teamshares and Teamshares Operating Subsidiaries’ ability to make continued investments to maintain and grow existing international operations. If the revenue generated by international operations is insufficient to offset expenses incurred in connection with the maintenance and growth of these operations, Teamshares and Teamshares Operating Subsidiaries’ respective business, financial condition and results of operations could be materially and adversely affected. In addition, in an effort to make international operations in one or more given jurisdictions profitable over the long term, significant additional investments that are not profitable over the short term could be required over a prolonged period.

Teamshares’ success will depend on its ability to attract and retain personnel and manage human capital both for itself and the Teamshares Operating Subsidiaries, while controlling labor costs.

Teamshares’ future success depends on its ability to attract, recruit, train, retain, motivate and integrate key personnel for itself and the Teamshares Operating Subsidiaries, including its management team, key executives, and other key talent, and the management team and key research and development, manufacturing, engineering and sales and marketing personnel for the Teamshares Operating Subsidiaries. Competition for qualified personnel is intense. The loss or incapacity of existing members of Teamshares’ executive management team could adversely affect its operations if it experiences difficulties in hiring qualified successors. The service of Teamshares’ executive officers is at-will and may end at any point in time. In addition, all of Teamshares and the Teamshares Operating Subsidiaries’ employees are at-will, which means that either they or the employee may terminate their employment at any time.

Teamshares believes that its management team must be able to act decisively to apply and adapt its business model in the rapidly changing markets in which it and the Teamshares Operating Subsidiaries will compete. In addition, the Teamshares Operating Subsidiaries rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow their businesses. Consequently, Teamshares believes that its future viability and the future viability of the Teamshares Operating Subsidiaries will depend largely on their ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, in the future it may need to pay higher compensation or fees to its employees or consultants than currently expected, and such higher compensation payments may have a negative effect on its operating results. Competition for experienced, high-quality personnel is intense, and there is no assurance that Teamshares or the Teamshares Operating Subsidiaries will be able to recruit and retain such personnel. Because of the technical nature of the technologies and products offered by the Teamshares Operating Subsidiaries, any failure of the Teamshares Operating Subsidiaries to attract, recruit, train, retain, motivate and integrate qualified personnel could also materially harm Teamshares’ operating results and growth prospects.

Our self-insurance programs may expose us to significant and unexpected costs and losses.

We utilize a self-insurance program, through a captive insurance subsidiary, to manage certain risks across our operations and Teamshares Operating Subsidiaries. Our captive issues insurance policies covering selected exposures that may include workers’ compensation, general liability, professional liability, directors and officers liability, employment practices liability, and health or other benefits-related risks, among others. Self-insurance and captive insurance structures inherently expose us to risks that differ from, and may be greater than, those associated with purchasing third-party commercial insurance. If our captive insurance program does not perform as expected, our business, results of operations, financial condition and cash flows could be materially adversely affected. The adequacy of our captive insurance reserves is subject to significant judgment and uncertainty. We establish reserves based on actuarial analyses and other assumptions regarding the frequency, severity and timing of claims, as well as legal, medical, economic and social inflation, claim development patterns, and changes in the regulatory and litigation environment. Actual losses, settlement costs and defense expenses may materially exceed our reserves due to factors including large or catastrophic events, tail risk claims, adverse case law developments, expanded theories of liability or damages, increased jury verdicts, clustering of claims in particular lines or geographies, and changes in claim reporting or handling. Adverse reserve development would result in increased expenses and could require us to materially increase our funding of the captive, reduce available capital for other uses, and negatively affect our results.

Our ability to use our net operating losses and certain other attributes may be subject to certain limitations.

As of December 31, 2024, the Company has $119.5 million in net operating losses. Certain of our U.S. federal and state net operating loss carryforwards may be carried forward indefinitely, while other of these loss carryforwards are subject to expiration (beginning in 2031). Of these amounts, $0.1 million will expire in periods through 2039 and the remaining $119.5 million can be carried forward indefinitely as of December 31, 2024. As of December 31, 2024, the Company had $15.0 million of net operating losses for U.S. state income taxes which will expire in periods beginning in 2031. It is possible that we will not generate taxable income in time to use these net operating loss carryforwards before their expiration (or that we will not generate taxable income at all).

In addition, the federal and state net operating loss carryforwards and certain tax credits may be subject to significant limitations under Section 382 and Section 383 of the Code, respectively, and similar provisions of state law, including limitations that may result from the consummation of the Business Combination. Under those sections of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss carryforwards and other pre-change attributes, such as research tax credits, to offset its post-change income or tax may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. We have not yet determined whether the Business Combination will give rise to an “ownership change” for purposes of Section 382 and Section 383 of the Code. Furthermore, we may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. For these reasons, we may be unable to use a material portion of our NOLs and other tax attributes, which could adversely affect our future net income and cash flows.

Risks Related to the Teamshares Operating Subsidiaries’ Operations

Teamshares Operating Subsidiaries may be negatively impacted by volatility in the political and economic environment, such as geopolitical unrest, economic downturns and high interest rates, and a period of sustained inflation, which could have an adverse impact on our portfolio companies’ business, financial condition, results of operations and prospects.

Trade, monetary and fiscal policies, including tariffs, inflation, and other political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact Teamshares Operating Subsidiaries’ businesses. Further, rising inflation may negatively impact Teamshares Operating Subsidiaries and raise their costs. While Teamshares Operating Subsidiaries will take actions, wherever possible, to reduce the impact of the effects of inflation, if inflation rates continue to rise, it could become increasingly difficult to effectively mitigate increases to their costs. If Teamshares and Teamshares Operating Subsidiaries are unable to take actions to effectively mitigate the effect of the resulting higher costs, our business, financial condition, results of operations and prospects could be adversely impacted. Higher interest rates, coupled with reduced government spending and volatility in financial markets, may increase economic uncertainty and affect Teamshares Operating Subsidiaries. If the equity and credit markets deteriorate, including as a result of political or economic unrest or war, it may make necessary debt or equity financing more costly or unavailable to Teamshares Operating Subsidiaries. Increased inflation rates can adversely affect Teamshares and Teamshares Operating Subsidiaries by increasing costs, including labor and employee benefit costs. In addition, higher inflation, macroeconomic turmoil, economic uncertainty and market-wide liquidity concerns could also adversely affect Teamshares Operating Subsidiaries’ suppliers and potential customers, which could have an adverse impact on our business, financial condition, results of operations and prospects. Government policies, priorities, regulations, mandates and funding levels may positively or negatively affect Teamshares Operating Subsidiaries that do business with governmental entities.

Government policies, priorities, regulations, mandates and funding levels may positively or negatively affect Teamshares Operating Subsidiaries that do business with governmental entities.

Certain Teamshares Operating Subsidiaries contract with, or sell goods and services to, federal, state, local and quasi-governmental entities, and their demand, pricing and profitability are subject to the policies, priorities, procurement practices, compliance mandates and funding levels of those customers, which can change with legislation, administrative action, elections, macroeconomic conditions and shifts in public policy. Appropriations delays, continuing resolutions, sequestration, government shutdowns, changes in grant programs, reprioritization of spending, or the expiration or non-renewal of stimulus or infrastructure initiatives can reduce, defer or cancel purchases under existing contracts or expected awards, and awards may be protested, delayed or overturned; tasking under indefinite-delivery vehicles is discretionary; and multi-year contracts are commonly subject to annual appropriations and may be reduced or not exercised. Government contracting also imposes specialized and evolving requirements and terms, including state and local procurement codes, socio-economic preferences and set-aside programs, domestic sourcing rules (e.g., Buy American and Trade Agreements Act), prevailing wage and labor standards (e.g., the Service Contract Act and Davis-Bacon Act), cost allowability and pricing rules, audit and recordkeeping obligations, cybersecurity and data protection standards, export controls and sanctions, anti-corruption and ethics requirements, immigration verification, health, safety and environmental rules, and industry-specific licensing and permitting—which are frequently amended, complex, and may be interpreted differently by authorities, creating substantial compliance burdens for small and mid-sized enterprises. Government contracts often include unique terms that heighten performance and financial risk, such as audit rights and cost disallowances, price reductions, “most favored customer” or defective pricing remedies, intellectual property and data rights, strict change and inspection rights, mandatory flow-downs, and unilateral rights to modify work, withhold or recoup payments, impose liquidated damages, or terminate for default or for convenience. Failure to comply with applicable requirements—such as ethics, sourcing, labor standards, cybersecurity incident reporting, socio-economic certifications, or maintaining required registrations, licenses and permits—can result in bid exclusions, adverse past performance ratings, payment withholds, contract terminations, required refunds, civil or criminal liability (including under the False Claims Act), suspension or debarment, and reputational harm. Even absent noncompliance, changes in law, regulation, policy or enforcement priorities may require companies to alter practices, invest in new capabilities, or incur higher compliance costs, any of which can reduce margins or limit participation in the public sector market. Because some Operating Subsidiaries may rely on government awards or subcontracts for a meaningful portion of revenue, decreases in spending, delays in awards, adverse audit outcomes, or contract terminations could materially affect their sales, profitability, cash flows and financial condition; aggregated across Teamshares and Teamshares Operating Subsidiaries, these effects could adversely affect our overall operating results. Favorable policy shifts or increased program funding could expand demand and benefit financial performance, but there can be no assurance that such conditions will persist or that Operating Subsidiaries will be positioned to capture such opportunities.

We may be subject to litigation and other disputes arising from our employee ownership stock compensation model, including class and collective actions challenging the valuation and terms of employee owners’ restricted stock, which could adversely affect our business, financial condition, results of operations and prospects.

Our model provides employees at Teamshares Operating Subsidiaries with equity in the form of restricted stock or similar awards. The design, administration, disclosure and valuation of these awards involve judgment and complex legal, tax and accounting considerations. We could face claims by current or former employees, minority holders or other stakeholders alleging, among other things, inadequate or misleading disclosures, conflicts of interest, improper pricing or valuation methodologies, breaches of fiduciary duty or contractual obligations, dilution or unfair treatment in connection with grants, forfeitures, repurchases, liquidity programs or corporate transactions. In particular, we could be subject to individual, class or collective actions alleging that the valuation of employee owners’ restricted stock was inaccurate, inconsistent, untimely or otherwise improper, that valuation providers lacked independence, or that changes in valuation or plan terms harmed employee owners. Any such claims could result in monetary damages, penalties, equitable relief (including rescission or reformation), attorneys’ fees, costs, adverse judgments or settlements, increased administrative burdens and negative publicity.

Fluctuations in supply and labor costs and availability could adversely affect the operating results of our Operating Subsidiaries.

The Operating Subsidiaries within the Teamshares ecosystem are exposed to volatility in the availability and cost of components, raw materials, other commodities and consumables, as well as skilled and unskilled labor, and these exposures can vary by sector, geography and scale. Prices for and availability of inputs and labor have fluctuated significantly in recent years and may continue to do so due to inflationary pressures, supplier capacity constraints, shifts in demand, decreased availability of key raw materials or commodities, legislative or regulatory changes, bankruptcy or strategic exits by suppliers, and external events such as natural disasters, public health crises, war, terrorism and governmental actions (including trade protectionism, tariffs and export controls). Many Teamshares Operating Subsidiaries are SMEs that, for reasons including quality assurance, local market dynamics, regulatory requirements, cost effectiveness, or unique design specifications, source certain inputs from sole or limited-source suppliers or rely on concentrated regional supply chains. If there are interruptions in the supply of, or increases in the cost of, such inputs, these companies may be unable to qualify replacement suppliers on a timely or economically feasible basis. Sustained input or labor shortages, or cost increases, can lead to production interruptions, delays, extended lead times and operational inefficiencies, which, in turn, can adversely affect revenue, margins and cash flows at the company level and, on an aggregated basis, across the network.

In addition, the customer bases of many Teamshares Operating Subsidiaries are highly competitive and price sensitive, and certain contractual arrangements or market norms may limit the ability to pass through higher input or labor costs promptly or fully. Whenever higher costs cannot be recovered through pricing or offset through productivity initiatives, or where there is a timing lag between cost increases and recovery or offset, margins and profitability may decline. Profitability may also be adversely affected if companies are unable to align purchasing and capacity with changes in customer demand and market fluctuations, including seasonality or cyclicality in local end markets. During demand upturns, suppliers may extend lead times, limit allocations or increase prices; during downturns, commitments entered to secure supply, including noncancelable purchase arrangements, may constrain the ability to reduce inventory or adjust cost structures. Because small and mid-sized manufacturers, distributors and services businesses cannot always quickly adapt their production capacity, workforce levels or overhead to changing conditions, capacity may at times exceed or fall short of requirements, resulting in inefficiencies, loss of customers or share to competitors, and adverse effects on operating results. Any of these factors could negatively impact the performance of individual Operating Subsidiaries and, collectively, the financial results of the Teamshares and Teamshares Operating Subsidiaries.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information, and financial information regarding Teamshares and Teamshares Operating Subsidiaries. The secure processing, maintenance, and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost, or stolen. Advanced attacks are multi-staged, unfold over time, and utilize a range of attack vectors with military-grade cyber weapons and proven techniques, such as spear phishing and social engineering, leaving organizations and users at high risk of being compromised. The vast majority of data breaches, whether conducted by a cyber attacker from inside or outside of the organization, involve the misappropriation of digital identities and user credentials. These credentials are used to gain legitimate access to sensitive systems and high-value personal and corporate data, including Teamshares Operating Subsidiaries’ monthly financials and economic metrics. Many large, well-known organizations have been subject to cyber-attacks that exploited the identity vector, demonstrating that even organizations with significant resources and security expertise have challenges securing their identities. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, a disruption of our operations, damage to our reputation, or a loss of confidence in our business, any of which could adversely affect our business, revenues, and competitive position.

Teamshares Operating Subsidiaries may face particular data protection and privacy risks in connection with the European Union’s Global Data Protection Regulation and other privacy laws and regulations.

Data privacy laws continue to evolve in various jurisdictions, including the scope of consumer and commercial privacy protections. It is possible that data privacy laws, including those that may develop regarding new technologies such as AI, may be interpreted in various jurisdictions to apply to our business in the future. As our business grows, it is therefore possible that we will have a higher regulatory risk profile and increased costs as we seek to comply with new regulatory requirements related to the processing of personal and commercial data. Teamshares Operating Subsidiaries is subject to laws of various jurisdictions where it operates or does business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor, investor, employee or other stakeholder information and personal data, including but, not limited to, the General Data Protection Regulation of the European Union and various other privacy laws and regulations. Teamshares Operating Subsidiaries may be subject to additional regulations, such as the European Union AI Act, that specifically affect the use of personal information in the context of AI systems. The changes introduced by these laws and regulations increase the complexity of regulations enacted to protect business and personal data, subject Teamshares Operating Subsidiaries to additional costs. These laws and regulations may grant, among other things, individual rights to access and delete personal information, and the right to opt out of the sale of personal information. These laws and regulations can also impose significant forfeitures and penalties for noncompliance and afford private rights of action to individuals under certain circumstances. Any failure to manage data privacy in compliance with applicable laws and regulations could result in significant regulatory investigations, fines, and sanctions, consumer and class action litigation, commercial litigation, prolonged negative publicity, data breaches, declining customer confidence, loss of key customers, employee liability, and other unfavorable consequences.

Risks Related to the Business Combination and Live Oak

Unless the context otherwise requires, throughout this subsection, references to “we,” “us,” “our” and “the Company” refer to Live Oak.

Live Oak has no operating history and its future results of operations and those of the Combined Company may differ significantly from the unaudited pro forma financial data included in this proxy statement/consent solicitation statement/prospectus.

Live Oak is a blank check company, and it has no operating history or results.

This proxy statement/consent solicitation statement/prospectus includes unaudited pro forma combined financial statements for Live Oak and Teamshares. The unaudited pro forma condensed combined balance sheet as of [December 31, 2025] combines the historical unaudited condensed consolidated balance sheet of Live Oak as of [December 31, 2025], the historical unaudited condensed consolidated balance sheet of Teamshares as of [December 31, 2025] on a pro forma basis as if the Business Combination and Other Related Events (in each case, as described further in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/consent solicitation statement/prospectus), had been consummated on [December 31, 2025]. The unaudited pro forma condensed combined statements of operations for the year ended [December 31, 2025] and the year ended December 31, 2025 combines the historical statements of operations of Live Oak, the historical statements of operations of Teamshares on a pro forma basis as if each of the Business Combination, Other Related Events and Other Financing and Reorganization Events (in each case, as described further in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/consent solicitation statement/prospectus) had been consummated on [January 1, 2025], the beginning of the earliest period presented.

The unaudited pro forma combined financial information is based upon, and should be read together with the accompanying notes to the unaudited pro forma combined financial statements, the audited financial statements of Live Oak and related notes, the Teamshares audited consolidated financial statements and related notes, the sections of this proxy statement/consent solicitation statement/prospectus entitled “Live Oak Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” and other financial information included elsewhere in this proxy statement/consent solicitation statement/prospectus. The unaudited pro forma combined financial information has been presented for informational purposes only and is not necessarily indicative of what the Combined Company’s financial position or results of operations would have been had the Business Combination and related transactions been completed as of the dates indicated. In addition, the unaudited pro forma combined financial information does not purport to project the future financial position or operating results of the Combined Company following the consummation of the Business Combination. For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

Live Oak may not be able to complete the Business Combination or any other business combination within the prescribed timeframe, in which case Live Oak would cease all operations, except for the purpose of winding up, and Live Oak would redeem the Live Oak Class A Ordinary Shares and liquidate.

We may not be able to complete the Business Combination or any other business combination within 24 months from the closing our IPO. Our ability to complete our initial business combination may be negatively impacted by general market conditions, volatility in the capital and debt markets and the other risks described herein. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. In such case, our public shareholders may only receive $10.05 per share, or possibly less, and our warrants will expire without value to the holder. In certain circumstances, our public shareholders may receive less than $10.05 per share on the redemption of their shares.

Since the Sponsor Persons have interests that are different, or in addition to (and which may conflict with), the interests of our shareholders, a conflict of interest may have existed in determining whether the Business Combination with Teamshares is appropriate as our initial business combination. Such interests include that Sponsor will lose its entire investment in us if our initial business combination is not completed.

When you consider the recommendation of the Live Oak Board in favor of approval of the Business Combination Proposal, you should keep in mind that the Sponsor and Live Oak’s directors and officers have interests in such proposal that are different from, or in addition to, those of Live Oak shareholders and warrant holders generally. The members of the Live Oak Board were aware of and considered these interests when approving the Merger Agreement and recommending that Live Oak shareholders approve the Business Combination. The members of the Live Oak Board determined that the overall benefits expected to be received by Live Oak and its shareholders outweighed any potential risk created by the conflicts stemming from these interests. Additionally, the members of the Live Oak Board determined that these interests could be adequately disclosed to shareholders in this proxy statement/consent solicitation statement/prospectus and that Live Oak shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Prior to Live Oak’s IPO, the Sponsor purchased 5,750,000 Live Oak Class B Ordinary Shares, or founder shares, for an aggregate purchase price of $25,000, or approximately $0.004 per share. Up to 750,000 founder shares are subject to surrender depending on the underwriter’s over-allotment such that, assuming full surrender, 5,000,000 founder shares would remain outstanding and would automatically convert into the Combined Company Class A Ordinary Shares concurrently with or immediately following the consummation of our initial business combination, subject to anti-dilution adjustments. Because these founder shares were acquired at a nominal price, the Sponsor could realize significant value even if the trading price of our shares following the Business Combination is substantially below the IPO price, and such founder shares would be worthless upon a liquidation if we do not complete a business combination within the required period, except for any distributions from assets outside the trust account. Simultaneously with the IPO, the Sponsor committed $4,500,000 to purchase 4,500,000 private placement warrants at $1.00 per warrant; these private placement warrants will also expire worthless if we do not complete an initial business combination within the completion window. Accordingly, if we do not complete an initial business combination, the aggregate dollar amount of non-reimbursable funds the Sponsor and its affiliates have at risk would be $4,525,000, representing the $25,000 paid for founder shares and $4,500,000 paid for the private placement warrants.

As a result of the low initial purchase price for the founder shares and the private placement warrants, the Sponsor, its affiliates and Live Oak’s management team and advisors may earn a positive rate of return on their investment even if public shareholders experience a negative rate of return because the post-business combination company subsequently declines in value. Thus, the Sponsor, our officers and directors, and their respective affiliates may have more of an economic incentive for us to, rather than liquidate if we fail to complete our initial business combination within the completion window, enter into an initial business combination on terms that may be less favorable, including with a riskier, weaker-performing or less-established business, than would be the case if such parties had paid the same price per share as public investors. In addition, our Sponsor and each of our officers and directors have agreed to waive redemption rights with respect to their founder shares and any public shares they may acquire, and to waive liquidating distributions from the trust account with respect to their founder shares, which increases the likelihood of completing an initial business combination relative to liquidation. Our Sponsor, officers and directors have also agreed to vote their founder shares and any public shares purchased during or after the IPO in favor of our initial business combination, which may increase the likelihood of approval relative to the interests of public shareholders who do not have similar holdings or agreements.

Live Oak’s officers and directors presently have, and any of them in the future may have additional, fiduciary, contractual or other obligations or duties to one or more other entities pursuant to which such officer or director is or will be required to present a business combination opportunity to such entities. Our amended and restated memorandum and articles of association provide, to the fullest extent permitted by law, that no individual serving as a director or an officer has any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us, and that we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer and for us. Accordingly, conflicts may not be resolved in Live Oak’s favor and potential business opportunities may be presented to other entities prior to their presentation to Live Oak, subject to applicable fiduciary duties under Cayman Islands law.

Live Oak’s existing directors and officers will be eligible for continued indemnification and continued coverage under Live Oak’s directors’ and officers’ liability insurance after the Business Combination and pursuant to the Merger Agreement. In order to protect the amounts held in our trust account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, in each case, net of taxes payable; however, we have not asked our Sponsor to reserve for such indemnity obligations, nor have we independently verified whether our Sponsor has sufficient funds to satisfy its obligations, and we believe the Sponsor’s only assets are securities of our company, so there can be no assurance that this indemnity will be available.

Commencing on the date on which our securities were listed on Nasdaq, we agreed to reimburse an affiliate of our Sponsor $17,500 per month for office space, utilities and administrative support. We may also repay up to $300,000 of loans made by our Sponsor to cover offering-related and organizational expenses and, if we obtain working capital loans from our Sponsor or its affiliates to finance transaction costs in connection with our initial business combination, up to $1,500,000 of such loans may be convertible at the option of the lender into additional private placement warrants at a price of $1.00 per warrant, which would further dilute public shareholders. In addition, prior to or in connection with the completion of our initial business combination, we may pay consulting, success or finder fees to our Sponsor or a member of our management team or advisor, or their respective affiliates, and we may engage our Sponsor or an affiliate as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a market-standard fee; none of these amounts would be payable if no business combination occurs. Pursuant to a registration rights agreement, the Sponsor and certain other holders will have demand and piggyback registration rights with respect to founder shares and private placement warrants (and the underlying Class A ordinary shares), and, assuming the underwriter’s over-allotment is exercised in full and $1,500,000 of working capital loans are converted, we would be obligated to register up to 11,750,000 the Combined Company Class A Ordinary Shares and 6,000,000 warrants at our expense.

The existence of these financial and personal interests of the Sponsor, directors and officers may have influenced their motivation in identifying and selecting a business combination target, negotiating and recommending the Business Combination and influencing the operation of the business following the Business Combination. In considering the recommendation of the Live Oak Board to vote for the proposals, shareholders should consider these interests.

The exercise of Live Oak’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in Live Oak’s shareholders’ best interest.

In the period leading up to the Closing, events may occur that, pursuant to the Merger Agreement, would require Live Oak to agree to amend the Merger Agreement, to consent to certain actions taken by Teamshares or to waive rights to which Live Oak is entitled to under the Merger Agreement. Such events could arise because of changes in the course of Teamshares’ business or a request by Teamshares to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement. In any of such circumstances, it would be at Live Oak’s discretion to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/consent solicitation statement/prospectus) may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is best for Live Oak and its shareholders and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/consent solicitation statement/prospectus, Live Oak does not believe there will be any changes or waivers that Live Oak’s directors and executive officers would be likely to make after shareholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further shareholder approval, Live Oak will circulate a new or amended proxy statement/consent solicitation statement/prospectus and resolicit Live Oak’s shareholders if changes to the terms of the transaction that would have a material impact on its shareholders are required prior to the vote on the Business Combination Proposal.

Live Oak and Teamshares will incur significant transaction and transition costs in connection with the Business Combination.

Live Oak and Teamshares have both incurred and expect to incur significant costs in connection with consummating the Business Combination and operating as a public company following the consummation of the Business Combination. Live Oak and Teamshares may also incur additional costs to retain key employees. Certain transaction expenses incurred in connection with the Merger Agreement (including the Business Combination), including all legal, accounting, consulting, investment banking and other fees, expenses and costs, will be paid by the Combined Company following the closing of the Business Combination. We estimate transaction expenses (including deferred underwriting fees) incurred by Live Oak and Teamshares will be $6.9 million and $1.2 million (without taking into account the Live Oak Shareholder Redemption), respectively.

Legal proceedings in connection with the Business Combination or otherwise, the outcomes of which are uncertain, could delay or prevent the completion of the Business Combination.

In connection with business combination transactions similar to the proposed Business Combination, it is not uncommon for lawsuits to be filed against the parties and/or their respective directors and officers alleging, among other things, that the proxy statement/consent solicitation statement/prospectus provided to shareholders contains false and misleading statements and/or omits material information concerning the transaction. Although no such lawsuits have yet been filed in connection with the Business Combination, it is possible that such actions may arise and, if such actions do arise, they generally seek, among other things, injunctive relief and an award of attorneys’ fees and expenses. Defending such lawsuits could require Teamshares and Live Oak to incur significant costs and draw the attention of Teamshares’ and Live Oak’s management teams away from the consummation of the Business Combination. Further, the defense or settlement of any lawsuit or claim that remains unresolved at the time the Business Combination is consummated may adversely affect the Combined Company’s business, financial condition, results of operations and cash flows. Such legal proceedings could delay or prevent the Business Combination from being consummated within the expected timeframe.

The announcement of the proposed Business Combination could disrupt Teamshares’ and the Teamshares Operating Subsidiaries’ relationships with its business partners and others, as well as its operating results and business generally.

Risks relating to the impact of the announcement of the Business Combination on Teamshares’ and the Teamshares Operating Subsidiaries’ businesses include the following:

•

their employees may experience uncertainty about their future roles, which might adversely affect Teamshares’ and the Teamshares Operating Subsidiaries’ ability to retain and hire key personnel and other employees;

•

business partners and other parties with which Teamshares and the Teamshares Operating Subsidiaries maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with Teamshares and the Teamshares Operating Subsidiaries or fail to extend an existing relationship with Teamshares and the Teamshares Operating Subsidiaries; and

•	Teamshares has expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed Business Combination.

If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact the Combined Company’s results of operations and cash available to fund its business.

Subsequent to consummation of the Business Combination, the Combined Company may be exposed to unknown or contingent liabilities and may be required to subsequently take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on the Combined Company’s financial condition, results of operations and the Combined Company’s share price, which could cause you to lose some or all of your investment.

We cannot assure you that the due diligence conducted in relation to Teamshares and the Teamshares Operating Subsidiaries has identified all material issues or risks associated with Teamshares, the Teamshares Operating Subsidiaries or the industries in which they compete.

Furthermore, Live Oak cannot assure you that factors outside of Teamshares’ and Live Oak’s control will not later arise. As a result of these factors, the Combined Company may be exposed to liabilities and incur additional costs and expenses and the Combined Company may be forced to later write-down or write-off assets, restructure its operations, or incur impairment or other charges that could result in the Combined Company’s reporting losses. Even if Live Oak’s due diligence has identified certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with Live Oak’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on the Combined Company’s financial condition and results of operations and could contribute to negative market perceptions about our securities or the Combined Company. Additionally, Live Oak has no indemnification rights under the Merger Agreement.

Accordingly, any shareholders or warrant holders of Live Oak who choose to remain the Combined Company stockholders or warrant holders following the Business Combination could suffer a reduction in the value of their shares, warrants and units. Such shareholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by Live Oak’s directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/consent solicitation statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.

Investors may not have the same benefits as an investor in an underwritten public offering.

Live Oak is already a publicly traded company. Therefore, the Business Combination and the transactions described in this proxy statement/consent solicitation statement/prospectus are not an underwritten initial public offering of Live Oak’s securities and differ from an underwritten initial public offering in several significant ways, which include, but are not limited to, the following:

Like other business combinations and spin-offs, in connection with the Business Combination, investors will not receive the benefits of the due diligence performed by the underwriters in an underwritten public offering. Investors in an underwritten public offering may benefit from the role of the underwriters in such an offering. In an underwritten public offering, an issuer initially sells its securities to the public market via one or more underwriters, who distribute or resell such securities to the public. Underwriters have liability under the U.S. securities laws for material misstatements or omissions in a registration statement pursuant to which an issuer sells securities. Because the underwriters have a “due diligence” defense to any such liability by, among other things, conducting a reasonable investigation, the underwriters and their counsel conduct a due diligence investigation of the issuer. Due diligence entails engaging legal, financial and/or other experts to perform an investigation as to the accuracy of an issuer’s disclosure regarding, among other things, its business and financial results. Auditors of the issuer will also deliver a “comfort” letter with respect to the financial information contained in the registration statement. In making their investment decision, investors have the benefit of such diligence in underwritten public offerings. Live Oak’s investors must rely on the information in this proxy statement/consent solicitation statement/prospectus and will not have the benefit of an independent review and investigation of the type normally performed by an independent underwriter in a public securities offering. While sponsors, private investors and management in a business combination undertake a certain level of due diligence, it is not necessarily the same level of due diligence undertaken by an underwriter in a public securities offering and, therefore, there could be a heightened risk of an incorrect valuation of Live Oak’s business or material misstatements or omissions in this proxy statement/consent solicitation statement/prospectus.

In addition, because there are no underwriters engaged in connection with the Business Combination, prior to the opening of trading on Nasdaq on the trading day immediately following the Closing, there will be no traditional “roadshow” or book building process, and no price at which underwriters initially sold shares to the public to help inform efficient and sufficient price discovery with respect to the initial post-closing trades on Nasdaq. Therefore, buy and sell orders submitted prior to and at the opening of initial post-closing trading of our securities will not have the benefit of being informed by a published price range or a price at which the underwriters initially sold shares to the public, as would be the case in an underwritten IPO. There will be no underwriters assuming risk in connection with an initial resale of our securities or helping to stabilize, maintain or affect the public price of our securities following the Closing. Moreover, we will not engage in, and have not and will not, directly or indirectly, request financial advisors to engage in, any special selling efforts or stabilization or price support activities in connection with our securities that will be outstanding immediately following the Closing. In addition, since we will become public through a merger, securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our common stock. No assurance can be given that brokerage firms will, in the future, want to conduct any offerings on our behalf. All of these differences from an underwritten public offering of our securities could result in a more volatile price for our securities.

Further, since there will be no traditional “roadshow,” there can be no guarantee that any information made available in this proxy statement/consent solicitation statement/prospectus and/or otherwise disclosed or filed with the SEC will have the same impact on investor education as a traditional “roadshow” conducted in connection with an underwritten initial public offering. As a result, there may not be efficient or sufficient price discovery with respect to the securities or sufficient demand among potential investors immediately after the Closing, which could result in a more volatile price for the securities.

In addition, the Sponsor, certain members of the Live Oak Board and its officers, as well as their respective affiliates and permitted transferees, have interests in the Business Combination that are different from or are in addition to those of holders of our securities following completion of the Business Combination, and that would not be present in an underwritten public offering of our securities. Such interests may have influenced Live Oak Board in making their recommendation that Live Oak shareholders vote in favor of the approval of the Business Combination and the other proposals described in this proxy statement/consent solicitation statement/prospectus. See the section entitled “Shareholder Proposal No. 1 - The Business Combination Proposal – Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Such differences from an underwritten public offering may present material risks to unaffiliated investors that would not exist if we became a publicly listed company through an underwritten IPO instead of upon completion of the Business Combination.

The historical financial results of Teamshares and unaudited pro forma financial information included elsewhere in this prospectus may not be indicative of what the Combined Company’s actual financial position or results of operations would have been.

The historical financial results of Teamshares included in this prospectus do not reflect the financial condition, results of operations or cash flows they would have achieved as a standalone company during the periods presented or those the Combined Company will achieve in the future. This is primarily the result of the following factors: (i) the Combined Company will incur additional ongoing costs as a result of the Business Combination, including costs related to public company reporting, investor relations and compliance with the Sarbanes-Oxley Act; and (ii) the Combined Company’s capital structure will be different from that reflected in such historical financial statements. The Combined Company’s financial condition and future results of operations will be materially different from amounts reflected in Live Oak’s historical financial statements included elsewhere in this proxy statement/consent solicitation statement/prospectus, so it may be difficult for investors to compare the Combined Company’s future results to historical results or to evaluate its relative performance or trends in its business.

Similarly, the unaudited pro forma financial information in this proxy statement/consent solicitation statement/prospectus is presented for illustrative purposes only and has been prepared based on a number of assumptions including, but not limited to, Live Oak being treated as the “acquired” company for financial reporting purposes in the Business Combination and the number of Live Oak Class A Ordinary Shares that are redeemed in connection with the Business Combination. Accordingly, such pro forma financial information may not be indicative of the Combined Company’s future operating or financial performance and the Combined Company’s actual financial condition and results of operations may vary materially from the Combined Company’s pro forma results of operations and balance sheet contained elsewhere in this proxy statement/consent solicitation statement/prospectus, including as a result of such assumptions not being accurate. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”

The calculation of the number of shares of the Combined Company to be issued to Teamshares Stockholders in the transactions will not be adjusted if there is a change in the value of Teamshares before the Business Combination is completed.

The number of shares of Combined Company Common Stock to be issued to Teamshares Stockholders in the transactions will not be adjusted if there is a change in the value of Teamshares before the closing of the transactions. As a result, the actual value of Combined Company Common Stock to be received by Teamshares Stockholders in the transactions will depend on the value of such shares at and after the closing of the Business Combination.

Neither Teamshares’ shareholders nor Live Oak’s shareholders will be entitled to appraisal rights in connection with the transactions.

Appraisal rights are statutory rights that, if applicable under law, enable shareholders to dissent from an extraordinary transaction, such as a merger, and to demand that the corporation pay the fair value for their shares as determined by a court in a judicial proceeding instead of receiving the consideration offered to shareholders in connection with the extraordinary transaction. Teamshares shareholders are not entitled to appraisal rights in connection with the Business Combination. Live Oak’s shareholders are not entitled to appraisal rights in connection with the Business Combination under the Cayman Islands Companies Act.

The Business Combination is subject to the satisfaction or waiver of certain conditions, which may not be satisfied or waived on a timely basis, if at all.

The consummation of the Business Combination is subject to customary closing conditions for transactions involving special purpose acquisition companies, any one or more of which may be waived (subject to compliance with applicable law), including, among others:

•

no governmental authority of competent jurisdiction shall have enacted, issued or granted any law (whether temporary, preliminary or permanent), in each case that is in effect and which has the effect of restraining, enjoining or prohibiting the consummation of the transaction;

•	Combined Company Common Stock issuable pursuant to the Business Combination shall have been approved for listing on Nasdaq, subject to official notice of issuance;

•

the parties shall each have performed and complied in all material respects with the obligations, covenants and agreements required by the Merger Agreement to be performed or complied with by it at or prior to filing, or a later date as agreed to by the parties;

•	customary bring-down conditions related to the accuracy of the parties’ respective representations, warranties and pre-Closing covenants in the Merger Agreement;

•	the Combined Company’s Registration Statement to be filed with the United States Securities and Exchange Commission shall have become effective; and

•	Live Oak’s shareholder approval

To the extent that the Live Oak Board determines that any modifications by the parties, including any waivers of any conditions to the Closing, materially change the terms of the Business Combination, Live Oak will notify its shareholders in a manner reasonably calculated to inform them about the modifications as may be required by law, by publishing a press release, filing a Current Report on Form 8-K and/or circulating a supplement to this proxy statement/consent solicitation statement/prospectus.

See the section entitled “ Proposal 1 - The Business Combination Proposal - The Merger Agreement - Conditions to Closing” for additional information.

Following the consummation of the Business Combination, the Combined Company’s only significant asset will be its ownership interest in Teamshares, and such ownership may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Combined Company Common Stock or satisfy our other financial obligations.

Following the consummation of the Business Combination, the Combined Company will have no direct operations and no significant assets other than its ownership of Teamshares. Live Oak’s shareholders and Teamshares Members immediately prior to the Business Combination will become stockholders of the Combined Company. We will depend on Teamshares for distributions, loans and other payments to generate the funds necessary to meet our financial obligations, including our expenses as a publicly traded company and to pay any dividends with respect to Combined Company Common Stock. The financial condition and operating requirements of Teamshares may limit our ability to obtain cash from Teamshares. The earnings from, or other available assets of, Teamshares may not be sufficient to pay dividends or make distributions or loans to enable us to pay any dividends on Combined Company Common Stock or satisfy our other financial obligations.

This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon our financial condition and results of operations.

Live Oak has no specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for Live Oak to complete a business combination with which a substantial majority of Live Oak’s shareholders do not agree.

Live Oak may be able to complete the Business Combination even though a substantial majority of Live Oak’s public shareholders do not agree with the transaction and have redeemed their shares. However, each redemption of Live Oak’s public shares by Live Oak’s public shareholders will reduce the amount in Live Oak’s Trust Account.

The Sponsor, directors, executive officers, advisors and their affiliates may elect to purchase shares or warrants from public shareholders prior to the consummation of the Business Combination, which may influence the vote on the Business Combination and reduce the public “float” of our securities.

The Sponsor and Live Oak’s directors, officers, advisors or their respective affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following the completion of the Business Combination. However, they have no current commitments, plans or intentions to engage in any such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or warrants in such transactions. If any such persons engage in such transactions, they will not make any such purchases when they are in possession of any material non-public information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act or other federal securities laws. Such a purchase may include a contractual acknowledgement that such shareholder, although still the record holder of Live Oak’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights.

In the event that the Sponsor or Live Oak’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares.

The purpose of such purchases would be to cause such shares not to be redeemed. The purpose of any such purchases of warrants could be to reduce the number of warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such purchases of our securities may result in the completion of the Business Combination that may not otherwise have been possible.

In addition, if such purchases are made, the public “float” of Live Oak Class A Ordinary Shares may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain the quotation, listing or trading of our securities on a national securities exchange.

The Sponsor and Live Oak’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or Live Oak’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting us directly or by our receipt of redemption requests submitted by shareholders (in the case of Live Oak Class A Ordinary Shares) following our mailing of proxy materials in connection with the Business Combination. To the extent that the Sponsor or Live Oak’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the Trust Account or vote against the Business Combination but only if such shares have not already been voted at the extraordinary general meeting. The Sponsor and Live Oak’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and the other federal securities laws.

To the extent that the Sponsor or Live Oak’s officers, directors, advisors or their affiliates enter into any such private purchase, prior to the extraordinary general meeting, Live Oak will file a current report on Form 8-K to disclose (1) the amount of securities purchased in any such purchases, along with the purchase price; (2) the purpose of any such purchases; (3) the impact, if any, of any such purchases on the likelihood that the business combination transaction will be approved; (4) the identities or the nature of the security holders (e.g., 5% security holders) who sold their securities in any such purchases; and (5) the number of securities for which Live Oak has received redemption requests pursuant to its shareholders’ redemption rights in connection with the Business Combination.

Any purchases by the Sponsor or Live Oak’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b-18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and Live Oak’s officers, directors and/or their affiliates will not make purchases of Live Oak Class A Ordinary Shares if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.

Neither the Live Oak Board nor any committee thereof obtained a fairness opinion (or any similar report or appraisal) in determining whether or not to pursue the Business Combination. Consequently, you have no assurance from an independent source that the price Live Oak is paying for Teamshares is fair to Live Oak - and, by extension, its securityholders - from a financial point of view.

Neither the Live Oak Board nor any committee thereof obtained an opinion (or any similar report or appraisal) from an independent investment banking or accounting firm that the price that Live Oak is paying for Teamshares in the Business Combination is fair to Live Oak from a financial point of view. In analyzing the Business Combination, the Live Oak Board reviewed summaries of due diligence results and financial analyses prepared by Live Oak management. The Live Oak Board also consulted with legal counsel and with Live Oak management and considered a number of factors, uncertainty and risks, including, but not limited to, those discussed under “The Business Combination Proposal - Live Oak Board’s Reasons for the Approval of the Business Combination”, and concluded that the proposed Business Combination is fair, advisable and in the best interest of Live Oak. The Live Oak Board believes that, because of the professional experience and background of its directors, it was qualified to conclude that the proposed Business Combination was fair from a financial perspective to its shareholders and that Teamshares’ fair market value was at least 80% of the value of the Trust Account (excluding the deferred underwriting discount and Permitted Withdrawals) at the time of execution of the Merger Agreement. Accordingly, investors will be relying solely on the judgment of the Live Oak Board in valuing Teamshares, and the Live Oak Board may not have properly valued such businesses. As a result, the terms of the Business Combination may not be fair from a financial point of view to the Public Shareholders. The lack of a fairness opinion (or any similar report or appraisal) may also lead to an increased number of Live Oak shareholders voting against the Business Combination or demanding redemption of their shares of Live Oak, which could potentially impact Live Oak’s ability to consummate the Business Combination. For information about the standards used by the Live Oak Board in evaluating the Merger Agreement and proposed Business Combination with Teamshares, as further described under the heading “Live Oak Financial Analysis.”

The Live Oak Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to Teamshares Members under the terms of the Merger Agreement).

The Live Oak Board also did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be paid to the Teamshares Stockholders under the terms of the Merger Agreement). Accordingly, investors in Live Oak will be relying solely on the judgment of the Live Oak Board in valuing Teamshares.

Live Oak’s management and the members of the Live Oak Board have substantial experience evaluating the financial merits of companies across a variety of industries through their direct experience with public companies, complex financial structuring, investments and operations. Due to this broad experience, the Live Oak Board concluded that they were able to make the necessary analyses and determinations regarding the Business Combination. The Live Oak Board was provided with financial analyses prepared by Live Oak management (the “Live Oak Financial Analyses” as further described under the heading “Live Oak Financial Analysis” within the “Background of the Business Combination” section of this proxy statement/prospectus), which analyses were among the factors considered by the Live Oak Board in its decision-making regarding the proposed Business Combination (as further described under the heading “Live Oak Board’s Reasons for the Approval of the Business Combination”).

Live Oak’s financial analyses consisted of Guideline Company Analyses prepared by Live Oak management and Teamshares Information (each as defined under the heading “Guideline Company Analyses” within the “Background of the Business Combination” section of this proxy statement/prospectus) which included, among other materials, (i) certain Teamshares historical unaudited financial and operating history information; (ii) information about Teamshares’ existing user base and customer network (including, without limitation, regarding Teamshares’ existing e-mail and other outreach efforts, user engagement and comparative order values), (iii) technical information about components of Teamshares’ business model and its scalability and (iv) management’s business plans, including potential enhancements to the Company’s acquisition strategy in connection with the proposed Business Combination and generally as well as other potential avenues for future growth.

All of the information incorporated in Live Oak’s financial analyses are subject to general qualifications and limitations described under the sub-heading “General Limitations,” which follows the description of the Live Oak Financial Analysis contained in the “Background of the Business Combination” section of the disclosure; investors are also encouraged to read carefully the descriptions about various risks and uncertainties concerning Teamshares’ business described herein, including under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” and “Cautionary Note Regarding Forward-Looking Statements.”

Including because, as described above, Live Oak did not obtain an opinion from an independent third-party valuation firm as to the fairness of the proposed Business Combination to Live Oak from a financial point of view, and in light of the qualifications and limitations described under “General Limitations” and elsewhere in the description of the Live Oak Financial Analysis incorporated in this proxy statement/prospectus, the Live Oak Board may not have properly valued Teamshares. As a result, the terms of the proposed Business Combination may not be fair from a financial point of view to the Public Shareholders of Live Oak. Uncertainty about Live Oak Board’s valuation of Teamshares or the consideration being offered to Teamshares Stockholders in the Business Combination, may lead an increased number of Live Oak shareholders to vote against the Business Combination or demand redemption of their shares of Live Oak, which could potentially impact Live Oak’s ability to consummate the Business Combination. Further, investors are encouraged to read carefully the descriptions about various risks and uncertainties concerning Teamshares’ business described in this proxy statement/prospectus, including under the headings “Risk Factors,” Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” and “Cautionary Note Regarding Forward-Looking Statements.”

During the pendency of the Business Combination, Live Oak and Teamshares may not be able to enter into a business combination with another party because of restrictions in the Merger Agreement, which could adversely affect their respective businesses. Further, certain provisions of the Merger Agreement may discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.

Covenants in the Merger Agreement impede the ability of Live Oak and Teamshares to make acquisitions or complete other transactions that are not in the ordinary course of business pending completion of the Business

Combination. As a result, if the Business Combination is not completed, the parties may be at a disadvantage to their competitors during the interim period prior to Closing. In addition, while the Merger Agreement is in effect, each party is generally prohibited from soliciting, initiating, encouraging or entering into certain extraordinary transactions, such as a merger, sale of assets or other business combination outside the ordinary course of business, with any third party, which transactions, if any materialized and were pursued, could have been or could be favorable to such party’s shareholders.

If third parties bring claims against Live Oak, the proceeds held in the Trust Account could be reduced and the per-share redemption amount received by shareholders may be less than $10.05 per share (which was the amount per unit initially held in the Trust Account following our IPO).

Live Oak’s placing of funds in the Trust Account may not protect those funds from third-party claims against Live Oak. Although Live Oak has sought and will seek to have all vendors, service providers (other than our independent auditors), prospective target businesses and other entities with which we do business execute agreements with Live Oak waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary duty or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain advantage with respect to a claim against Live Oak’s assets, including the funds held in the Trust Account. If any third-party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, Live Oak’s management will perform an analysis of the alternatives available to it and will enter into an agreement with a third-party that has not executed a waiver only if management believes that such third-party’s engagement would be significantly more beneficial to Live Oak than any alternative.

Examples of possible instances where we may engage a third-party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of Live Oak’s public shares, if Live Oak have not completed our business combination within the required time period, or upon the exercise of a redemption right in connection with Live Oak’s business combination, Live Oak will be required to provide for payment of claims of creditors that were not waived that may be brought against Live Oak within the 10 years following redemption. Accordingly, the per-share redemption amount received by public shareholders could be less than the $10.05 per public share initially held in the Trust Account, due to claims of such creditors.

The Sponsor has agreed that it will be liable to Live Oak if and to the extent any claims by a third-party (other than our independent auditors) for services rendered or products sold to us, or a prospective target business with which Live Oak has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.05 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, except as to any claims by a third-party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third-party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. Live Oak has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and believe that the Sponsor’s only assets are securities of Live Oak’s company. The Sponsor may not have sufficient funds available to satisfy those obligations. Live Oak has not asked the Sponsor to reserve for such obligations, and therefore, no funds are currently set aside to cover any such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for Live Oak’s business combination and redemptions could be reduced to less than $10.05 per public share. In such event, Live Oak may not be able to complete Live Oak’s business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of Live Oak’s directors or officers will indemnify Live Oak for claims by third parties including, without limitation, claims by vendors.

If, after Live Oak distributes the proceeds in the Trust Account to its public shareholders, Live Oak files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Live Oak that is not dismissed, a bankruptcy court may seek to recover such proceeds, and Live Oak and the Live Oak Board may be exposed to claims of punitive damages.

If, after Live Oak distributes the proceeds in the Trust Account to our public shareholders, Live Oak files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Live Oak that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or insolvency laws as a voidable preference. As a result, a liquidator could seek to recover some or all amounts received by Live Oak’s shareholders. In addition, the Live Oak Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith, thereby exposing it and Live Oak to claims of punitive damages, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Live Oak cannot assure you that claims will not be brought against Live Oak for these reasons. Live Oak and our directors and officers who knowingly and willfully authorized or permitted any distribution to be paid out of our share premium account while Live Oak was unable to pay our debts as they fall due in the ordinary course of business would be guilty of an offence and may be liable for a fine of $18,292.68 and imprisonment for five years in the Cayman Islands.

If, before distributing the proceeds in the Trust Account to our public shareholders, Live Oak files an insolvency or bankruptcy petition or an involuntary insolvency or bankruptcy petition is filed against Live Oak that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our shareholders and the per share amount that would otherwise be received by Live Oak’s shareholders in connection with our liquidation may be reduced.

If, before distributing the proceeds in the Trust Account to Live Oak’s public shareholders, Live Oak files a winding-up or bankruptcy petition or an involuntary winding-up or bankruptcy petition is filed against Live Oak that is not dismissed, the proceeds held in the Trust Account could be subject to applicable insolvency law, and may be included in Live Oak’s liquidation estate and subject to the claims of third parties with priority over the claims of Live Oak’s shareholders. To the extent any liquidation claims deplete the Trust Account, the per share amount that would otherwise be received by Live Oak’s shareholders in connection with Live Oak’s liquidation may be reduced.

Live Oak’s shareholders may be held liable for claims by third parties against Live Oak to the extent of distributions received by them upon redemption of their public shares.

If Live Oak is forced to enter into an insolvent liquidation, any distributions received by shareholders could be viewed as an unlawful payment if it was proved that immediately following the date on which the distribution was made, Live Oak was unable to pay its debts as they fall due in the ordinary course of business. As a result, a liquidator could seek to recover all amounts received by Live Oak’s shareholders. Furthermore, Live Oak’s directors may be viewed as having breached their fiduciary duties to Live Oak or Live Oak’s creditors or may have acted in bad faith, and thereby exposing themselves and our company to claims, by paying public shareholders from the Trust Account prior to addressing the claims of creditors. Live Oak cannot assure you that claims will not be brought against Live Oak for these reasons.

Live Oak’s public shareholders will experience immediate dilution as a consequence of the issuance of Combined Company Common Stock as consideration in the Business Combination and due to future issuances pursuant to the Incentive Plan. Having a minority share position may reduce the influence that Live Oak’s current shareholders have on the management of the Combined Company.

It is anticipated that, immediately following the Business Combination, on a fully-diluted basis, (1) our public shareholders are expected to own approximately [ ]% (assuming the no redemptions scenario) and [ ]% (assuming the maximum redemption scenario) of the outstanding Combined Company Common Stock, (2) the Teamshares Members are expected to collectively own approximately [ ]% (assuming the no redemptions scenario) or [ ]% (assuming the maximum redemption scenario) of the outstanding Combined Company Common Stock, the Sponsor is expected to own approximately [ ]% (assuming the no redemptions scenario) or [ ]% (assuming the maximum redemption scenario) of the outstanding Combined Company Common Stock, (3) directors and executive officers of Live Oak are expected to own approximately [ ]% (assuming the no redemptions scenario) or [ ]% (assuming the maximum redemption scenario), (4) Live Oak Public Warrants are expected to represent an ownership interest of approximately [ ]% (assuming the no redemptions scenario) or [ ]% (assuming the maximum redemption scenario), in each case upon exercise thereof, (5) Live Oak Private Placement Warrants are expected to represent an ownership interest of approximately [ ]% (assuming the no redemptions scenario) or [ ]% (assuming the maximum redemption scenario), in each case upon exercise thereof. These percentages assume that the Combined Company issues [ ] shares of Combined Company Common Stock to former unitholders of Teamshares as of immediately prior to the Closing, (ii) include the impact of the exercise of all the Combined Company Warrants that will be outstanding following the Business Combination and (iii) assume the Closing occurs on [ ]. If the actual facts are different from these assumptions, the percentage ownership retained by Live Oak’s existing public shareholders in the Combined Company will be different.

In addition, Teamshares employees, consultants and non-employee directors are expected to be granted, equity awards under the Incentive Plan following the Business Combination. You will experience additional dilution when those equity awards become vested and settled or exercisable, as applicable, for shares of Combined Company Common Stock.

The issuance of additional common stock will significantly dilute the equity interests of existing holders of Live Oak securities and may adversely affect prevailing market prices for our public shares or public warrants.

Upon completion of the Business Combination, the Sponsor will beneficially own a significant equity interest in the Combined Company and may take actions that conflict with the interests of Live Oak’s public shareholders. The interests of the Sponsor may not align with the interests of Live Oak’s public shareholders in the future. The Sponsor and its affiliates are in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with the Combined Company. The Sponsor and its affiliates, may also pursue acquisition opportunities that may be complementary to the Combined Company’s business and, as a result, those acquisition opportunities may not be available to the Combined Company. In addition, the Sponsor may have an interest in the Combined Company pursuing acquisitions, divestitures and other transactions that, in their judgment, could enhance their investment, even though such transactions might involve risks to the Combined Company and its stockholders.

Live Oak Warrants will become exercisable for Combined Company Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to the Combined Company’s stockholders.

We will have 10,000,000 public warrants outstanding and 4,500,000 private placement warrants (plus up to 1,500,000 additional private placement-equivalent warrants upon conversion of working capital loans, if any). Each whole warrant entitles the holder to purchase one Class A ordinary share at $11.50 per share, will become exercisable 30 days after our initial business combination, and will expire five years thereafter or earlier upon redemption or our liquidation. Exercises will dilute holders and increase the number of shares eligible for resale, which could adversely affect the market price of the Combined Company Class A Ordinary Shares. We will receive proceeds only from cash exercises; if a registration statement covering the underlying shares is not effective or a current prospectus is not available, or if our shares are not “covered securities,” holders may be required or entitled to exercise on a cashless basis, resulting in fewer shares issued and reduced or no cash proceeds to us.

We may redeem the public warrants for $0.01 per warrant, in whole and not in part, on 30 days’ prior notice after they become exercisable if the closing price of the Combined Company Class A Ordinary Shares equals or exceeds $18.00 for any 20 trading days within a 30-trading day period, which could force holders to exercise, sell at the then-current market price, or accept the nominal redemption price; we will not redeem on this basis unless a registration statement covering the underlying shares is then effective and a current prospectus is available throughout the measurement period. The terms of the public warrants may be amended adversely to holders with the approval of at least 50% of the then-outstanding public warrants (and, for private placement or working capital warrants, with the approval of at least 50% of the applicable class), which could, among other things, increase the exercise price, decrease the number of shares purchasable, shorten the exercise period, or convert the warrants into cash or other securities. There is no guarantee the public warrants will ever be in the money and they may expire worthless; moreover, if we issue additional shares or equity-linked securities in connection with our initial business combination at an effective price of less than $9.20 per share and certain other conditions are met, the warrant exercise price and the $18.00 redemption trigger may be adjusted upward, which could affect the value of the warrants.

The exercise price of the Live Oak Warrants is subject to potential adjustment in the event Live Oak issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of a business combination at a price of less than $9.20 per share.

The Warrant Agreement governing the Live Oak Warrants provides that if (x) Live Oak issues additional ordinary shares or equity-linked securities for capital raising purposes in connection with its business combination at an issue price or effective issue price of less than $9.20 per share (with such issue price or effective issue price to be determined in good faith by the Live Oak Board and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any founder shares held by the Sponsor or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of the Business Combination on the date of the consummation of the Business Combination (net of redemptions), and (z) the volume weighted average trading price of Live Oak’s ordinary shares during the 20 trading day period starting on the trading day prior to the day on which we consummate the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price in the Live Oak Warrants will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price. Whether or not this provision would result in anti-dilution adjustments to the Live Oak Warrants cannot be determined until after the consummation of the Business Combination. However, in the event that this provision were expected to be triggered, it could: (i) have an adverse impact on the trading price of Combined Company Common Stock, (ii) lead to an increase in the number of redemptions of Live Oak Class A Ordinary Shares and (iii) make it more difficult to consummate the Business Combination.

If Live Oak’s shareholders fail to properly demand redemption rights, they will not be entitled to redeem their Live Oak Class A Ordinary Shares for a pro rata portion of the Trust Account.

Live Oak’s public shareholders may elect to have their Live Oak Class A Ordinary Shares redeemed for a pro rata portion of the trust account in connection with the completion of the initial business combination, but to exercise redemption rights they must, by the deadline specified in the proxy or tender offer materials, deliver their shares to CST (physically or electronically via DWAC), and, if redemptions are conducted in connection with a shareholder vote, also submit a written request for redemption to the transfer agent at least two business days prior to the scheduled vote that includes the name of the beneficial owner. Any shareholder who fails to properly and timely comply with these procedures will not be entitled to redeem their shares for a pro rata portion of the trust account.

Live Oak’s shareholders will not have any rights or interests in funds from the Trust Account, except under certain limited circumstances. Live Oak’s shareholders may therefore be forced to redeem or sell their Live Oak Class A Ordinary Shares or Live Oak Public Warrants in order to liquidate their investment, potentially at a loss.

Live Oak’s shareholders will be entitled to receive funds from the Trust Account only: (i) in the event of the redemption of Live Oak Class A Ordinary Shares if we do not complete the Business Combination within the completion window, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the Business Combination. See the section of this proxy statement/consent solicitation statement/prospectus entitled “Extraordinary General Meeting of Live Oak - Redemption Rights.”

Even if the Business Combination is consummated, the public warrants may never be in the money, and they may expire worthless and the terms of the warrants may be amended in a manner adverse to a holder if holders of at least 51% of the then outstanding public warrants approve of such amendment.

The warrants were issued in registered form under a Warrant Agreement, dated [February 27, 2025], by and between CST, as warrant agent, and Live Oak. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, but requires the approval by the holders of at least 50% of the then outstanding public warrants to make any other change that affects the interests of the registered holders of public warrants. Accordingly, we may amend the terms of the public warrants in a manner adverse to a holder if holders of at least 50% of the then outstanding public warrants approve of such amendment.

Although Live Oak’s ability to amend the terms of the public warrants with the consent of at least 50% of the then outstanding public warrants is unlimited, examples of such amendments could be amendments to, among other things, increase the exercise price of the warrants, shorten the exercise period or decrease the number of shares of Combined Company Common Stock purchasable upon exercise of a warrant.

Live Oak may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.

Once the warrants become exercisable, we may redeem the outstanding warrants in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ prior written notice of redemption if, and only if, the last reported sale price of the Combined Company Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period commencing at least 30 days after the completion of our initial business combination and ending on the third trading day prior to the date on which we send the notice of redemption to the warrant holders.

We will not redeem the warrants as described above unless a registration statement under the Securities Act covering the issuance of the Combined Company Class A Ordinary Shares issuable upon exercise of the warrants is then effective and a current prospectus relating to those shares is available throughout the measurement period.

In addition, if and when the warrants become redeemable by us, we may be unable to exercise our redemption right if the issuance of Class A ordinary shares upon exercise of the warrants is not exempt from registration or qualification under applicable state blue sky laws and we are unable to effect such registration or qualification.

Redemption of the outstanding warrants as described above could force you to exercise your warrants and pay the exercise price at a time when it may be disadvantageous for you to do so, to sell your warrants at the then-current market price when you might otherwise wish to hold them, or to accept the nominal redemption price of $0.01 per warrant, which is likely to be substantially less than the market value of your warrants at the time of redemption. The price of the Combined Company Class A Ordinary Shares may fall below both the $18.00 redemption trigger and the $11.50 exercise price after we issue a redemption notice, in which case you would be forced to accept the nominal redemption price unless you exercised before the redemption date.

Holders may exercise the warrants only if a registration statement covering the Combined Company Class A Ordinary Shares issuable upon exercise is then effective and a current prospectus relating to those shares is available, or if we permit cashless exercise under the circumstances specified in the warrant agreement. If a registration statement is not effective by the applicable deadline or we are otherwise unable to maintain a current prospectus, holders may be unable to exercise their warrants for cash and, in certain circumstances, may be limited to a “cashless” exercise, which would result in the receipt of fewer shares upon exercise than would be received upon a cash exercise. In no event will we be required to net cash settle any warrant.

There will be no redemption rights or liquidating distributions with respect to the warrants, which will expire worthless if we fail to complete our initial business combination within the prescribed time period. Moreover, the issuance of a substantial number of Class A ordinary shares upon exercise of the warrants could increase the number of issued and outstanding shares and may make us a less attractive business combination partner, and the potential dilutive effect of the warrants could adversely affect the market price of the Combined Company Class A Ordinary Shares.

If Live Oak’s due diligence investigation of Teamshares and the Target Companies was inadequate, then Live Oak’s shareholders (as stockholders of the Combined Company following the Business Combination) could lose some or all of their investment.

Even though Live Oak conducted a due diligence investigation of the Target Companies, Live Oak cannot be sure that this diligence uncovered all material issues that may be present with respect to their respective businesses, or that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of their respective control will not later arise that could adversely affect their respective businesses, financial condition or results of operations.

Nasdaq may not list the Combined Company’s securities on its exchange, which could limit investors’ ability to make transactions in the Combined Company’s securities and subject the Combined Company to additional trading restrictions.

In connection with the Business Combination, the Combined Company will be required to demonstrate compliance with Nasdaq’s initial listing requirements, which may be more rigorous than the Nasdaq’s continued listing requirements which Live Oak is listed on. Live Oak will apply to have the Combined Company’s securities listed on Nasdaq upon consummation of the Business Combination. Live Oak cannot assure you that the Combined Company will be able to meet all initial listing requirements. Even if the Combined Company’s securities are listed on Nasdaq, the Combined Company may be unable to maintain the listing of its securities in the future.

If the Combined Company fails to meet the initial listing requirements and Nasdaq does not list its securities on its exchange, neither Live Oak nor Teamshares would be required to consummate the Business Combination. In the event that Live Oak and Teamshares elected to waive this condition, and the Business Combination was consummated without the Combined Company’s securities being listed on the Nasdaq, or on another national securities exchange, the Combined Company could face significant material adverse consequences, including:

•	a limited availability of market quotations for Live Oak’s securities;

•	reduced liquidity for the Combined Company’s securities;

•

a determination that Combined Company Common Stock is a “penny stock” which will require brokers trading in Combined Company Common Stock to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for the Combined Company’s securities;

•	a decreased ability to issue additional securities or obtain additional financing in the future.

The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.”

If the Combined Company’s securities were not listed on Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.

Because the market price of shares of Combined Company Common Stock will fluctuate, Teamshares Members cannot be sure of the value of the Business Combination consideration they will receive.

The market value of Combined Company securities at the effective time of the Business Combination may vary significantly from their respective values on the date the Merger Agreement was executed or at other dates. Because the exchange ratio with respect to the shares of Combined Company Common Stock to be issued in the Business Combination is fixed and will not be adjusted to reflect any changes in the market value of shares of Live Oak Class A Ordinary Shares, the market value of the shares of Combined Company Common Stock issued in connection with the Business Combination may be higher or lower than the values of those shares on earlier dates, and may be higher or lower than the value used to determine the exchange ratio. Stock price changes may result from a variety of factors, including changes in the business, operations or prospects of Live Oak, regulatory considerations, and general business, market, industry or economic conditions. Many of these factors are outside of the control of Live Oak.

The market price of shares of Combined Company Common Stock after the Business Combination may be affected by factors different from those currently affecting the price of shares of Live Oak.

Upon completion of the Business Combination, Teamshares Members will become holders of shares of Combined Company Common Stock. Prior to the Business Combination, Live Oak has had limited operations. Upon completion of the Business Combination, the Combined Company’s results of operations will depend upon the performance of Teamshares, which is affected by factors that are different from those currently affecting the results of operations of Live Oak.

If the Business Combination’s benefits do not meet the expectations of financial analysts, the market price of Combined Company Common Stock may decline.

The market price of Combined Company Common Stock may decline as a result of the Business Combination if the Combined Company does not achieve the perceived benefits of the Business Combination as rapidly, or to the extent anticipated by, financial analysts or the effect of the Business Combination on the Combined Company’s financial results is not consistent with the expectations of financial analysts. Accordingly, holders of Live Oak securities may experience a loss as a result of a decline in the market price of Combined Company Common Stock. In addition, a decline in the market price of Combined Company Common Stock could adversely affect the Combined Company’s ability to issue additional securities and to obtain additional financing in the future.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or cannot be met.

The completion of the Business Combination is conditioned on the resolution of certain orders, injunctions or decrees by any court or regulatory authority of competent jurisdiction that would prohibit or make illegal the completion of the Business Combination. Live Oak and Teamshares believe that the Business Combination should not raise significant regulatory concerns and that Live Oak and Teamshares will be able to obtain all requisite regulatory approvals in a timely manner. However, Live Oak and Teamshares cannot be certain when or if regulatory approvals will be obtained or, if obtained, the conditions that may be imposed. In addition, neither Live Oak nor Teamshares can provide assurance that any such conditions, terms, obligations or restrictions will not result in delay. See the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Closing Conditions.”

Termination of the Merger Agreement could negatively impact Live Oak.

If the Business Combination is not completed for any reason, including as a result of Live Oak shareholders declining to approve the proposals required to effect the Business Combination, the ongoing businesses of Live Oak may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, Live Oak would be subject to a number of risks, including the following:

•

Live Oak may experience negative reactions from the financial markets, including negative impacts on its share price (including to the extent that the current market price reflects a market assumption that the Business Combination will be completed);

•	Live Oak will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not the Business Combination is completed; and

•

since the Merger Agreement restricts the conduct of Live Oak’s businesses prior to completion of the Business Combination, Live Oak may not have been able to take certain actions during the pendency of the Business Combination that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available (see the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Covenants” of this proxy statement/consent solicitation statement/prospectus for a description of the restrictive covenants applicable to Live Oak).

If the Merger Agreement is terminated and the Live Oak Board seeks another business combination target, Live Oak shareholders cannot be certain that Live Oak will be able to find another acquisition target that would constitute a business combination or that such other business combination will be completed. See the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Termination.”

Live Oak’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt about Live Oak’s ability to continue as a “going concern.”

As of [December 31, 2025], Live Oak had cash and marketable securities held in the Trust Account of $[ ] and cash of $[ ] held outside of the Trust Account. Further, Live Oak has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. Live Oak intends to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete its business combination. To the extent that Live Oak’s share capital or debt is used, in whole or in part, as consideration to complete a business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies. If Live Oak does not complete the Business Combination with Teamshares, it intends to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a business combination.

Live Oak cannot assure you that its plans to raise capital or to consummate an initial business combination will be successful. These factors, among others, raise substantial doubt about Live Oak’s ability to continue as a going concern. The financial statements contained elsewhere in this proxy statement/consent solicitation statement/prospectus do not include any adjustments that might result from Live Oak’s inability to continue as a going concern.

Teamshares will be subject to business uncertainties and contractual restrictions while the Business Combination is pending.

Uncertainty about the effect of the Business Combination on employees and other business participants may have an adverse effect on Teamshares and consequently on Live Oak. These uncertainties may impair Teamshares’ ability to attract, retain and motivate key personnel until the Business Combination is completed, and could cause others that deal with Teamshares to seek to change existing business relationships with Teamshares. Retention of certain employees may be challenging during the pendency of the Business Combination, as certain employees may experience uncertainty about their future roles. If key employees depart because of issues relating to the uncertainty or a desire not to remain with the business, the Combined Company’s business following the Business Combination could be negatively impacted. In addition, the Merger Agreement restricts Teamshares from making certain expenditures and taking other specified actions without the consent of Live Oak until the Business Combination occurs. These restrictions may prevent Teamshares from pursuing attractive business opportunities that may arise prior to the completion of the Business Combination. See the section entitled “Proposal 1 - The Business Combination Proposal - The Merger Agreement - Covenants.”

Neither Live Oak nor its shareholders will have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration in the event that any of the representations and warranties made by Teamshares in the Merger Agreement ultimately proves to be inaccurate or incorrect.

The representations and warranties contained in the Merger Agreement will not survive the completion of the Business Combination, and only the covenants and agreements that by their terms survive such time will do so. As a result, Live Oak and its shareholders will not have the protection of any indemnification, escrow, purchase price adjustment or other provisions that allow for a post-closing adjustment to be made to the Merger Consideration if any representation or warranty made by Teamshares in the Merger Agreement proves to be inaccurate or incorrect. Accordingly, to the extent such representations or warranties are incorrect, our financial condition or results of operations could be adversely affected.

The Domestication may result in adverse tax consequences for holders of Public Shares and Live Oak Public Warrants, including holders exercising their redemption rights with respect to the Public Shares.

Live Oak intends for the Domestication to qualify as a reorganization within the meaning of Section 368(a)(1)(F) of the Code, i.e., an F Reorganization. If the Domestication fails to qualify as an F reorganization, a U.S. Holder (as defined in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants”) generally would recognize gain or loss with respect to its Public Shares or Live Oak Public Warrants in an amount equal to the difference, if any, between the sum of the fair market value of the corresponding Combined Company Common Stock and the Combined Company Warrants that are received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares or Live Oak Public Warrants surrendered. U.S. Holders exercising redemption rights will be subject to the potential tax consequences of the Domestication.

Additionally, as a result of the Domestication, Non-U.S. Holders (as defined in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined

Company Common Stock, and/or Combined Company Warrants”) generally will become subject to withholding tax on any amounts treated as dividends paid on Combined Company Common Stock after the Domestication.

Assuming that the Domestication qualifies as an F Reorganization, subject to the PFIC rules discussed below, U.S. Holders generally will be subject to Section 367(b) of the Code in connection with the Domestication, and, as a result:

•

a U.S. Holder who owns (directly, indirectly or constructively) stock constituting at least 10% by vote or value in Live Oak (a “10% U.S. Shareholder”) on the date of the Domestication generally will be required to include in income as a dividend deemed paid by Live Oak the “all earnings and profits amount” (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to the Public Shares held by such U.S. Holder;

•

a U.S. Holder whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder generally will recognize gain (but not loss) with respect to its Public Shares as if such U.S. Holder exchanged its Public Shares for Combined Company Common Stock in a taxable transaction, unless such U.S. Holder elects in accordance with applicable Treasury Regulations to include in income as a dividend deemed paid by Live Oak the “all earnings and profits” amount (as defined in the Treasury Regulations under Section 367(b) of the Code) attributable to such U.S. Holder’s Public Shares; and

•

a U.S. Holder whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication and who, on the date of the Domestication, is not a 10% U.S. Shareholder, generally will not recognize any gain or loss or include any part of Live Oak’s earnings and profits in income under Section 367(b) of the Code in connection with the Domestication.

Additionally, even if the Domestication qualifies as an F Reorganization, proposed Treasury Regulations promulgated under Section 1291(f) of the Code and certain other PFIC rules (which have retroactive proposed effective dates) generally require that a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” to acquire the stock of a PFIC as stock of the PFIC, Live Oak Public Warrants for newly issued Combined Company Warrants) must recognize gain equal to the excess of the fair market value of such PFIC stock over its adjusted tax basis, notwithstanding any other provision of the Code. Live Oak believes that it is likely classified as a PFIC for U.S. federal income tax purposes. As a result, these proposed Treasury Regulations, if finalized in their current form, would generally require a U.S. Holder of Public Shares to recognize gain under the PFIC rules on the exchange of Public Shares for Combined Company Common Stock pursuant to the Domestication unless such U.S. Holder has made certain tax elections with respect to such U.S. Holder’s Public Shares. The proposed Treasury Regulations under Section 1291(f) of the Code provide coordinating rules with other sections of the Code, including Section 367(b), which affect the manner in which the rules under such other sections apply to transfers of PFIC stock. These proposed Treasury Regulations, if finalized in their current form, would also apply to a U.S. Holder who exchanges Live Oak Public Warrants for newly issued Combined Company Warrants; under current law, however, the elections mentioned above do not apply to warrants. Any gain recognized from the application of the PFIC rules described above would be taxable income with no corresponding receipt of cash in the Domestication. The tax on any such gain would be imposed at the rate applicable to ordinary income and an interest charge would apply based on complex rules designed to offset the tax deferral to such U.S. Holder on the undistributed earnings, if any, of Live Oak. It is not possible to determine at this time whether, in what form, and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such Treasury Regulations would apply. For a more complete discussion of the potential application of the PFIC rules to U.S. Holders as a result of the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

All investors in Live Oak are urged to consult their own tax advisors for the tax consequences of the Domestication to their particular situation. For a more detailed description of the U.S. federal income tax consequences associated with the Domestication, see the description in the section entitled “U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Because the Domestication will result in Live Oak domesticating from the Cayman Islands to a Delaware corporation, it is possible a 1% U.S. federal excise tax will be imposed on us as a result of any redemptions of Live Oak Ordinary Shares that are made in connection with the Domestication.

The Inflation Reduction Act of 2022 imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by publicly traded domestic (i.e., United States) corporations. The amount of the excise tax is generally 1% of the fair market value of the shares of stock so repurchased.

Since Live Oak is incorporated as a Cayman Islands exempted company, the 1% excise tax is not expected to apply to redemptions of Live Oak Ordinary Shares. However, in connection with an initial business combination involving a company organized under the laws of the United States, such as the Combined Company, it is possible that since we will domesticate and continue as a Delaware corporation, we will be subject to the excise tax for any redemptions of Live Oak Ordinary Shares that are made in connection with the Domestication and that are treated as repurchases for this purpose. The extent of the excise tax that may be incurred will depend on a number of factors, including the fair market value of the redeemed Live Oak Ordinary Shares, the extent to which such redemptions could be treated as dividends and not repurchases, and the content of any regulations and other additional guidance from the Treasury Department that may be issued and applicable to the redemptions. Issuances of stock by a repurchasing corporation in a year in which such corporation repurchases stock may reduce the amount of excise tax imposed with respect to such repurchase. The excise tax is imposed on the repurchasing corporation itself, not the shareholders from which stock is repurchased. The imposition of the excise tax as a result of redemptions in connection with the Domestication could, however, reduce the amount of cash available to the Combined Company.

Risks Related to Combined Company Common Stock Following the Transactions

The market price of Combined Company Common Stock is likely to be highly volatile, and you may lose some or all of your investment.

Following the Business Combination, the market price of Combined Company Common Stock may fluctuate significantly due to a number of factors, some of which may be beyond our control, including those factors discussed in this “Risk Factors” section and many others, such as:

•	actual or anticipated fluctuations in the Combined Company’s financial condition and operating results, including fluctuations in its quarterly and annual results;

•	developments involving Teamshares’ competitors;

•	changes in laws and regulations affecting Teamshares’ business;

•	variations in the Combined Company’s operating performance and the performance of its competitors in general;

•	the public’s reaction to the Combined Company’s press releases, its other public announcements and its filings with the SEC;

•	additions and departures of key personnel;

•	announcements of significant acquisitions, strategic partnerships, joint ventures or capital commitments by the Combined Company or its competitors;

•	the Combined Company’s failure to meet the estimates and projections of the investment community or that it may otherwise provide to the public;

•	publication of research reports about the Combined Company or Teamshares’ industry, or positive or negative recommendations or withdrawal of research coverage by securities analysts;

•	changes in the market valuations of similar companies;

•	overall performance of the equity markets;

•	sales of Combined Company Common Stock by the Combined Company or its stockholders in the future;

•	trading volume of Combined Company Common Stock;

•	significant lawsuits, including shareholder litigation;

•	failure to comply with the requirements of applicable laws and regulations;

•	general economic, industry and market conditions other events or factors, many of which are beyond the Combined Company’s control; and

•	changes in accounting standards, policies, guidelines, interpretations or principles.

Teamshares business and operations could be negatively affected if it becomes subject to any securities litigation or stockholder activism, which could cause Teamshares to incur significant expense, hinder execution of business and growth strategy and impact its stock price.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. Shareholder activism, which could take many forms or arise in a variety of situations, has been increasing recently. Volatility in the stock price of the Combined Company Class A Common Stock or other reasons may in the future cause it to become the target of securities litigation or stockholder activism. Securities litigation and stockholder activism, including potential proxy contests, could result in substantial costs and divert management’s and the Teamshares Board’s attention and resources from Teamshares’ business. Additionally, such securities litigation and stockholder activism could give rise to perceived uncertainties as to Teamshares’ future, adversely affect its relationships with service providers and make it more difficult to attract and retain qualified personnel. Also, Teamshares may be required to incur significant legal fees and other expenses related to any securities litigation and activist stockholder matters. Further, its stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities litigation and stockholder activism.

The Combined Company does not currently intend to pay dividends on its common stock, and, consequently, your ability to achieve a return on your investment will depend on appreciation, if any, in the price of Combined Company Common Stock.

The Combined Company has never declared or paid any cash dividend on its common stock. The Combined Company currently anticipates that it will retain future earnings for the development, operation and expansion of the business and does not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to the appreciation of their stock. In addition, the terms of any equity or debt instruments that the Combined Company may issue in the future could contain prohibitions or restrictions on the ability of the Combined Company to pay dividends on its common stock. There is no guarantee that Combined Company Common Stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Future sales of shares of Combined Company Common Stock may depress its stock price.

Subject to certain exceptions, the Significant Company Holder Lock-Up Agreements restrict the ability of the Significant Company Holders to transfer the shares of Combined Company Common Stock (including Earnout Shares and shares underlying Assumed Options) received by them in the Business Combination for a period beginning on the Closing and ending six months after the Closing, unless earlier released upon the consummation, after the Closing, of a liquidation, merger, stock exchange, reorganization or other similar transaction with an unaffiliated third party in which all of the Combined Company’s stockholders have the right to exchange their shares for cash, securities or other property.

In addition, each member of the management team of Teamshares entered into a Management Lock-Up Agreement, which imposes a significantly longer transfer restriction beginning on the Closing and ending on the four-year anniversary of the Closing, subject to earlier release on the earlier upon (i) the date on which the volume-weighted average trading price of one share of Live Oak common stock quoted on Nasdaq (or such other exchange on which the shares of Live Oak common stock are then listed) equals or exceeds $25.00 per share for any 20 trading days within any 30 trading period commencing at least 150 days after the Closing, (ii) the date after the Closing on which Live Oak consummates a liquidation, merger, stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Live Oak’s shareholders having the right to exchange their equity holdings in Live Oak for cash, securities or other property and (ii) the holder’s employment is terminated without cause).

In connection with the Merger Agreement, the Insider Letter Agreement Amendment revised the lock-up applicable to the Sponsor and Live Oak’s directors and officers to conform to the six-month lock-up terms applicable to the Significant Company Holders described above.

However, following the expiration of the applicable lock-up period, such equityholders will not be restricted from selling shares of Combined Company Common Stock held by them, other than by applicable securities laws. As restrictions on resale end and registration statements (filed after the Closing to provide for the resale of such shares from time to time) are available for use, the sale or possibility of sale of these shares could have the effect of increasing the volatility in the Combined Company’s share price or the market price of Combined Company Common Stock could decline if the holders of currently restricted shares sell them or are perceived by the market as intending to sell them.

Provisions in the Proposed Certificate of Incorporation and under Delaware law could discourage a takeover that stockholders may consider favorable and may lead to entrenchment of management.

The Proposed Certificate of Incorporation and Proposed Bylaws that will be in effect immediately prior to the Business Combination will contain provisions that could significantly reduce the value of Combined Company Common Stock to a potential acquiror or delay or prevent changes in control or changes in our management without the consent of the Combined Company Board. The provisions in the Combined Company’s charter documents will include the following:

•	a classified board of directors with three-year staggered terms, which may delay the ability of stockholders to change the membership of a majority of the Combined Company Board;

•	no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

•

the exclusive right of the Combined Company Board, unless the board of directors grants such a right to the holders of any series of preferred stock, to elect a director to fill a vacancy created by the expansion of the board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	the prohibition on removal of directors without cause;

•

the ability of the Combined Company Board to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•	the ability of the Combined Company Board to alter the Combined Company’s amended and restated bylaws without obtaining stockholder approval;

•

the required approval of at least 2/3 of the shares entitled to vote to amend or repeal the Combined Company’s amended and restated bylaws or amend, alter or repeal certain provisions of its amended and restated certificate of incorporation;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of the Combined Company’s stockholders;

•	an exclusive forum provision providing that the Court of Chancery of the State of Delaware will be the exclusive forum for certain actions and proceedings;

•

the requirement that a special meeting of stockholders may be called only by the Combined Company Board, the Combined Company’s chief executive officer, or the chairman of the Combined Company Board, which may delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•

advance notice procedures that stockholders must comply with in order to nominate candidates to the Combined Company Board or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of the Combined Company; and

•

the Combined Company will be subject to the anti-takeover provisions contained in Section 203 of the DGCL, which will prevent the Combined Company from engaging in a business combination with any holder of 15% or more of its capital stock unless the holder has held the stock for three years or, among other exceptions, the Combined Company Board has approved the transaction.

The Combined Company will be an emerging growth company and smaller reporting company, and the Combined Company cannot be certain if the reduced reporting requirements applicable to emerging growth companies and smaller reporting companies will make its shares less attractive to investors.

After the completion of the Business Combination, the Combined Company will be an emerging growth company, as defined in the JOBS Act. For as long as the Combined Company continues to be an emerging growth company, it may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including exemption from compliance with the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The Combined Company will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of the IPO, (b) in which the Combined Company has total annual gross revenue of at least $1.235 billion or (c) in which the Combined Company is deemed to be a large accelerated filer, which means the market value of shares of Combined Company Common Stock that are held by non-affiliates exceeds $700.0 million as of the prior [December 31, 2025] and (2) the date on which the Combined Company has issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. The Combined Company may use this extended transition period for complying with new or revised accounting standards and, therefore, the Combined Company may not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Following the Business Combination, the Combined Company will also be a smaller reporting company as defined in the Exchange Act. Even after the Combined Company no longer qualifies as an emerging growth company, it may still qualify as a “smaller reporting company,” which would allow it to take advantage of many of the same exemptions from disclosure requirements including exemption from compliance with the auditor attestation requirements of Section 404 and reduced disclosure obligations regarding executive compensation in this proxy statement/consent solicitation statement/prospectus and the Combined Company’s periodic reports and proxy statements.

The Combined Company will be able to take advantage of these scaled disclosures for so long as its voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of its second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and its voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of its second fiscal quarter.

The Combined Company cannot predict if investors will find its common stock less attractive because the Combined Company may rely on these exemptions. If some investors find Combined Company Common Stock less attractive as a result, there may be a less active trading market for the common stock and its market price may be more volatile.

If the Combined Company’s estimates or judgments relating to its critical accounting estimates prove to be incorrect or financial reporting standards or interpretations change, the Combined Company’s results of operations could be adversely affected.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Combined Company will base its estimates on historical experience, known trends and events, and various other factors that it believes to be reasonable under the circumstances, as provided in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares - Critical Accounting Estimates.” The results of these estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Significant assumptions and estimates may be used in preparing the Combined Company’s financial statements. The Combined Company’s results of operations may be adversely affected if its assumptions change or if actual circumstances differ from those in its assumptions, which could cause its results of operations to fall below the expectations of securities analysts and investors, resulting in a decline in the trading price of its common stock.

Additionally, the Combined Company will regularly monitor its compliance with applicable financial reporting standards and review new pronouncements and drafts thereof that are relevant to it. As a result of new standards, changes to existing standards and changes in their interpretation, the Combined Company might be required to change its accounting policies, alter its operational policies, and implement new or enhance existing systems so that they reflect new or amended financial reporting standards, or the Combined Company may be required to restate its published financial statements. Such changes to existing standards or changes in their interpretation may have an adverse effect on its reputation, business, financial position, and profit.

Exclusive forum provisions in the A&R Certificate of Incorporation and Proposed Bylaws could limit the Combined Company’s stockholders’ ability to choose their preferred judicial forum for disputes with the Combined Company or its directors, officers, or employees.

The Proposed Bylaws provide that, unless the Combined Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for specified legal actions is the Court of Chancery of the State of Delaware or the United States District Court for the District of Delaware if the Court of Chancery does not have or declines to accept jurisdiction (collectively, “Delaware Courts”). Current and former stockholders are deemed to have consented to the personal jurisdiction of the Delaware Courts in connection with any action to enforce that exclusive forum provision and to service of process in any such action. These provisions of the Proposed Bylaws are not a waiver of, and do not relieve anyone of duties to comply with, federal securities laws including those specifying the exclusive jurisdiction of federal courts under the Exchange Act and concurrent jurisdiction of federal and state courts under the Securities Act. To the extent that these provisions of the Proposed Bylaws limit a current or former stockholder’s ability to select a judicial forum other than the Delaware Courts, they might discourage the specified legal actions, might cause current or former stockholders to incur additional litigation-related expenses, and might result in outcomes unfavorable to current or former stockholders. A court might determine that these provisions of the Proposed Bylaws are inapplicable or unenforceable in any particular action, in which case we may incur additional litigation related expenses in such action, and the action may result in outcomes unfavorable to us, which could have a materially adverse impact on the Combined Company’s reputation, its business operations, and its financial position or results of operations.

Risks Related to Redemption

Public shareholders who wish to redeem their public shares for a pro rata portion of the Trust Account must comply with specific requirements for redemption that may make it more difficult for them to exercise their redemption rights prior to the deadline. If shareholders fail to comply with the redemption requirements specified in this proxy statement/consent solicitation statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.

A public shareholder will be entitled to receive cash for any public shares to be redeemed only if such public shareholder: (1)(a) holds public shares, or (b) if the public shareholder holds public shares through units, the public shareholder elects to separate its units into the underlying public shares and warrants prior to exercising its redemption rights with respect to the public shares; (2) prior to 5:00 p.m., Eastern Time on [ ] (two business days before the scheduled date of the extraordinary general meeting) submits a written request to Equiniti, our transfer agent, that we redeem all or a portion of your public shares for cash, affirmatively certifying in your request if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to shares of our common stock; and (3) delivers its public shares to our transfer agent physically or electronically through DTC. In order to obtain a physical share certificate, a shareholder’s broker or clearing broker, DTC and our transfer agent will need to act to facilitate this request. It is our understanding that shareholders should generally allot at least two weeks to obtain physical certificates from our transfer agent. However, because we do not have any control over this process or over DTC, it may take significantly longer than two weeks to obtain a physical stock certificate. If it takes longer than anticipated to obtain a physical certificate, public shareholders who wish to redeem their public shares may be unable to obtain physical certificates by the deadline for exercising their redemption rights and thus will be unable to redeem their shares.

If a public shareholder fails to receive notice of our offer to redeem public shares in connection with the Business Combination or fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

If, despite our compliance with the proxy rules, a public shareholder fails to receive our proxy materials, such public shareholder may not become aware of the opportunity to redeem his, her or its public shares. In addition, the proxy materials that we are furnishing to holders of public shares in connection with the Business Combination describe the various procedures that must be complied with in order to validly redeem the public shares. In the event that a public shareholder fails to comply with these procedures, its public shares may not be redeemed. Please see the section entitled [“Extraordinary General Meeting of Live Oak - Redemption Rights”] for additional information on how to exercise your redemption rights.

If you or a “group” of shareholders of which you are a part are deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.

A public shareholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its shares or, if part of such a group, the group’s shares, in excess of 15% of the public shares. In order to determine whether a shareholder is acting in concert or as a group with another shareholder, we will require each public shareholder seeking to exercise redemption rights to certify to us whether such shareholder is acting in concert or as a group with any other shareholder. Such certifications, together with other public information relating to stock ownership available to us at that time, such as Section 13D, Section 13G and Section 16 filings under the Exchange Act, will be the sole basis on which we make the above-referenced determination. Your inability to redeem any such excess shares will reduce your influence over our ability to consummate the Business Combination and you could suffer a material loss on your investment in us if you sell such excess shares in open market transactions.

Additionally, you will not receive redemption distributions with respect to such excess shares if we consummate the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 15% of the public shares and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. We cannot assure you that the value of such excess shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, shareholders may challenge our determination as to whether a shareholder is acting in concert or as a group with another shareholder in a court of competent jurisdiction.

However, our shareholders’ ability to vote all of their shares (including such excess shares) for or against the Business Combination is not restricted by this limitation on redemption.

There is no guarantee that a shareholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put the shareholder in a better future economic position.

We can give no assurance as to the price at which a shareholder may be able to sell its public shares in the future following the Closing or any alternative business combination. Certain events following the consummation of any initial business combination, including the Business Combination, may cause an increase in our share price, and may result in a lower value realized now than a shareholder of Live Oak might realize in the future had the shareholder not redeemed its shares. Similarly, if a shareholder does not redeem its shares, the shareholder will bear the risk of ownership of the public shares after the consummation of any initial business combination, and there can be no assurance that a shareholder can sell its shares in the future for a greater amount than the redemption price set forth in this proxy statement/consent solicitation statement/prospectus. A shareholder should consult the shareholder’s own tax and/or financial advisor for assistance on how this may affect his, her or its individual situation.

Live Oak directors may decide not to enforce the indemnification obligation of the Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to public shareholders.

In the event that the proceeds in the Trust Account are reduced below (i) $10.05 per share or (ii) such lesser amount per share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, Live Oak’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While Live Oak currently expects that its independent directors would take legal action on Live Oak’s behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that Live Oak’s independent directors in exercising their business judgment and subject to Live Oak’s fiduciary duties may choose not to do so in any particular instance. If Live Oak’s independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to public shareholders may be reduced below $10.05 per share.

Risks if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved, and an insufficient number of votes have been obtained to authorize the consummation of the Business Combination, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved, and, therefore, the Business Combination may not be consummated.

Our board of directors is seeking approval to adjourn the extraordinary general meeting to a later date or dates if, at the extraordinary general meeting, based upon the tabulated votes, there are insufficient votes to approve each of the Condition Precedent Proposals or one or more of the closing conditions under the Merger Agreement is not satisfied or waived or if the [Live Oak] Board determines before the extraordinary general meeting that it is not necessary or no longer desirable to proceed with the proposals. If the Adjournment Proposal is not approved, our board of directors will not have the ability to adjourn the extraordinary general meeting to a later date and, therefore, will not have more time to solicit votes to approve the Condition Precedent Proposals. In such events, the Business Combination would not be completed.

General Risk Factors

Teamshares, the Teamshares Operating Subsidiaries, and Teamshares’ Operating Subsidiaries partners may be negatively impacted by volatility in the political and economic environment, such geopolitical unrest, economic downturns and increases in interest rates, and a period of sustained inflation, which could have an adverse impact on Teamshares’ and the Teamshares Operating Subsidiaries’ business, financial condition, results of operations and prospects.

Trade, monetary and fiscal policies, and political and economic conditions may substantially change, and credit markets may experience periods of constriction and variability. These conditions may impact Teamshares’ business. Further rising inflation may negatively impact Teamshares and the Teamshares Operating Subsidiaries’ business and raise its costs. While Teamshares and the Teamshares Operating Subsidiaries will take actions, wherever possible, to reduce the impact of the effects of inflation, in the case of sustained inflation, it could become increasingly difficult to effectively mitigate the increases to Teamshares and the Teamshares Operating Subsidiaries’ costs. If Teamshares and the Teamshares Operating Subsidiaries are unable to take actions to effectively mitigate the effect of the resulting higher costs, Teamshares’ business, financial condition, results of operations and prospects could be adversely impacted.

The Federal Reserve recently raised interest rates multiple times in response to concerns about inflation and it may raise them again. Higher interest rates, coupled with reduced government spending and volatility in financial markets may increase economic uncertainty and affect Teamshares and the Teamshares Operating Subsidiaries. Depending on market conditions going forward, we could incur substantial realized and unrealized losses in future periods, which could have an adverse effect on our results of operations or financial condition. If the equity and credit markets deteriorate, including as a result of political or economic unrest or war, it may make necessary debt or equity financing. Increased inflation rates can adversely affect Teamshares and the Teamshares Operating Subsidiaries by increasing its costs, including labor and employee benefit costs. In addition, higher inflation, macroeconomic turmoil, uncertainty and market-wide liquidity concerns could also adversely affect Teamshares and the Teamshares Operating Subsidiaries’ suppliers and potential customers, which could have an adverse impact on Teamshares’ business, financial condition, results of operations and prospects. Additionally, higher interest rates may depress purchase multiples, constrain buyer financings and reduce seller willingness to transact, thereby affecting Teamshares’ acquisition pipeline and outcomes.

If we fail to comply with applicable insurance and securities laws or regulatory requirements, our business, results of operations, financial condition or cash flow could be adversely affected.

As a publicly traded holding company listed on Nasdaq, we are subject to numerous laws and regulations. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial or state regulators. Any failure to comply with applicable laws or regulations or the mandates of applicable regulators could result in the imposition of fines or significant restrictions on our ability to do business, which could adversely affect our results of operations or financial condition. In addition, any changes in laws or regulations (or the interpretation or application thereof, including changes to applicable case law and legal precedent) could materially adversely affect our business, results of operations or financial condition. It is not possible to predict the future effect of changing federal, state and provincial law or regulation (or the interpretation or application thereof) on our operations, and there can be no assurance that laws and regulations enacted in the future will not be more restrictive than existing laws and regulations.

We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business that can adversely affect our business and financial statements.

We are subject to or otherwise responsible for a variety of litigation and other legal and regulatory proceedings in the course of our business (or related to the business operations of previously owned entities), including claims or counterclaims for damages arising out of the use of products or services and claims relating to intellectual property matters, employment matters, tax matters, commercial disputes, breach of contract claims, competition and sales and trading practices, environmental matters, personal injury, insurance coverage, securities matters, fiduciary duties and acquisition or divestiture-related matters, as well as regulatory subpoenas, requests for information, investigations and enforcement. We also from time to time become subject to lawsuits as a result of acquisitions or as a result of liabilities retained from, or representations, warranties or indemnities provided in connection with, businesses divested by us or our predecessors. The types of claims made in lawsuits include claims for compensatory damages, punitive and consequential damages (and in some cases, treble damages) and/or injunctive relief. The defense of these lawsuits can divert our management’s attention, we from time to time incur significant expenses in defending these lawsuits, and we can be required to pay damage awards or settlements or become subject to equitable remedies that adversely affect our business and financial statements. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against such losses. Because most contingencies are resolved over long periods of time, new developments (including litigation developments, the discovery of new facts, changes in legislation and outcomes of similar cases), changes in assumptions or changes in the Company’s strategy in any given period can require us to adjust the loss contingency estimates that we have recorded in our financial statements, record estimates for liabilities or assets previously not susceptible of reasonable estimates or pay cash settlements or judgments. Any of these developments can adversely affect our business and financial statements in any particular period. There can be no assurance that our liabilities in connection with current and future litigation and other legal and regulatory proceedings will not exceed our estimates or adversely affect our financial statements and business. However, based on our experience, information and applicable law as of the date of this Annual Report, we do not believe that it is reasonably possible that any amounts we may be required to pay in connection with litigation and other legal and regulatory proceedings in excess of our reserves as of [December 31, 2025] will have a material effect on our business or financial statements. From time to time, we become aware through our internal audits and other internal control procedures, employees or other parties of possible compliance matters, such as complaints or concerns relating to accounting, internal controls, financial reporting, auditing or ethical matters or relating to compliance with laws. When we become aware of such possible compliance matters, we investigate internally and take what we believe to be appropriate corrective action. Internal investigations can lead to the assertion of claims or the commencement of legal or regulatory proceedings against us and adversely affect our business and financial statements.

We may not have sufficient funds to satisfy indemnification claims of our directors and officers.

We have agreed to indemnify our officers and directors to the fullest extent permitted by law. However, our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account and to not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will be able to be satisfied by us only if: (i) we have sufficient funds outside of the Trust Account; or (ii) we consummate an initial business combination. Our obligation to indemnify our officers and directors may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We are subject to operational risks, including a failure, breach or other disruption of our operations or security systems or those of our third parties (or third parties thereof), as well as human error or malfeasance, which could adversely affect our businesses or reputation.

We depend on technology and automated systems to effectively operate our business. Any substantial, extended, or repeated failures of these systems could negatively affect our business, compromise the security of our information or other information stored on, transmitted by, or otherwise processed by these systems, result in the loss of or damage to important data, loss of revenue and increased costs, and generally harm our business. Additionally, loss of key talent required to maintain and advance these systems could have a material impact on our operations. Like other companies, our systems may be vulnerable to disruptions due to events beyond our control, including natural disasters, fire, power disruptions, software or equipment failures, terrorist attacks, cybersecurity incursions, computer viruses and hackers. There can be no assurance that the measures we have taken to reduce the adverse effects of certain potential failures or disruptions are adequate to prevent or remedy disruptions of our systems or prevent or mitigate all attacks. In addition, we will need to continuously make significant investments in technology to periodically upgrade and replace existing systems. If we are unable to make these investments or fail to successfully implement, upgrade or replace our systems, our operations and business could be adversely impacted. For example, in July 2024, certain businesses experienced disruptions related to a software update by a cybersecurity technology company. As of the date hereof, we have not experienced any significant impacts due to software updates, but we could in the future experience similar software-induced interruptions to our operations.

Uncertainties with respect to the development, deployment, and use of artificial intelligence in our business and products may result in harm to our business and reputation.

We are in the early stages of incorporating artificial intelligence (“AI”) into our business activities. As with many innovations, AI presents risks and challenges that could adversely impact our business. The development, adoption, and use of AI technologies are still in their early stages and ineffective or inadequate AI development or deployment practices could result in unintended consequences. For example, AI algorithms may be flawed or may be based on datasets that are biased or insufficient. In addition, any disruption or failure in the AI functionality we incorporate into our business activities, products or services could adversely impact our business or result in delays or errors in our offerings. Conversely, any failure to successfully develop and deploy AI in our business activities, products and services could adversely affect our competitiveness (particularly if our competitors successfully deploy AI in their businesses, products and services), and the development and deployment of AI will require additional investment and increase our costs. There also may be real or perceived social harm, unfairness, or other outcomes that undermine public confidence in the use and deployment of AI. Any of the foregoing may result in decreased demand for our products or harm to our business, financial statements or reputation. The legal and regulatory landscape surrounding AI technologies is rapidly evolving and uncertain, including in the areas of intellectual property, cybersecurity and privacy and data protection. Compliance with new or changing laws, regulations or industry standards relating to AI may impose significant costs and may limit our ability to develop, deploy or use AI technologies. Failure to appropriately respond to this evolving landscape may result in legal liability, regulatory action, or brand and reputational harm.

We may face particular data protection and privacy risks in connection with the European Union’s Global Data Protection Regulation, the California Consumer Privacy Act and other privacy laws and regulations.

Data privacy laws continue to evolve in various jurisdictions, including the scope of consumer and commercial privacy protections. It is possible that data privacy laws, including those that may develop regarding new technologies such as AI, may be interpreted in various jurisdictions to apply to our business in the future. As our business grows, it is therefore possible that we will have a higher regulatory risk profile and increased costs as we seek to comply with new regulatory requirements related to the processing of personal and commercial data. As Teamshares and Teamshares Operating Subsidiaries grow, we may be subject to laws of various jurisdictions where we operates or do business related to solicitation, collection, processing, transferring, storing or use of consumer, customer, vendor, investor, employee or other stakeholder information and personal data, including but, not limited to, the General Data Protection Regulation of the European Union, the California Consumer Privacy Act, and various other privacy laws and regulations. Teamshares and Teamshares Operating Subsidiaries may be subject to additional regulations, such as the European Union AI Act, that specifically affect the use of personal information in the context of AI systems. The changes introduced by these laws and regulations increase the complexity of regulations enacted to protect business and personal data, subject Teamshares and Teamshares Operating Subsidiaries to additional costs. These laws and regulations may grant, among other things, individual rights to access and delete personal information, and the right to opt out of the sale of personal information. These laws and regulations can also impose significant forfeitures and penalties for noncompliance and afford private rights of action to individuals under certain circumstances. Any failure to manage data privacy in compliance with applicable laws and regulations could result in significant regulatory investigations, fines, and sanctions, consumer and class action litigation, commercial litigation, prolonged negative publicity, data breaches, declining customer confidence, loss of key customers, employee liability, and other unfavorable consequences.

Climate change, or legal, regulatory or market measures to address climate change may materially adversely affect Teamshares’ financial condition and business operations.

Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere could present risks to Teamshares and the Teamshares Operating Subsidiaries’ future operations from natural disasters and extreme weather conditions, such as hurricanes, tornadoes, earthquakes, wildfires or flooding. Such extreme weather conditions could pose physical risks to Teamshares’ and the Teamshares Operating Subsidiaries’ facilities and disrupt operation of Teamshares and the Teamshares Operating Subsidiaries’ supply chain and may impact operational costs. The impacts of climate change on global resources may result in scarcity, which could in the future impact Teamshares and the Teamshares Operating Subsidiaries’ ability to access sufficient equipment and materials in certain locations and result in increased costs. Concern over climate change could result in new legal or regulatory requirements designed to mitigate the effects of climate change on the environment. If such laws or regulations are more stringent than current legal or regulatory requirements, Teamshares and the Teamshares Operating Subsidiaries may experience increased compliance burdens and costs to meet the regulatory obligations and may adversely affect raw material sourcing, manufacturing operations and the distribution of Teamshares and the Teamshares Operating Subsidiaries’ products.

Global pandemics, epidemics, outbreaks of infectious diseases or public health crises have disrupted our business and could have a material adverse effect on our business, results of operations and financial condition.

The pandemics, epidemics, outbreaks of infectious diseases or public health crises across the globe have disrupted, and may in the future disrupt our business, which could materially and adversely affect our financial condition, results of operations, cash flows and/or future expectations. Any health crisis may negatively affect worldwide economic and commercial activity, disrupt global supply chains and the labor market and create significant volatility and disruption of financial and commodity markets. The extent to which our business may in the future be affected by pandemics, infectious disease outbreaks and other public health crises depends on a number of factors outside of our control, including but not limited to the extent and duration of labor disruptions, business operations disruptions from quarantines, travel restrictions and other requirements imposed by regulators and health authorities, delays, modifications and terminations of contracts, supply chain disruptions, increased cybersecurity and data protection risks, increased costs of doing business and other macroeconomic disruptions.

Following the consummation of the Business Combination, the Combined Company will incur significant increased expenses and administrative burdens as a public company, which could have an adverse effect on its business, financial condition and results of operations.

Following the consummation of the Business Combination, the Combined Company will face increased legal, accounting, administrative and other costs and expenses as a public company that Teamshares does not incur as a private company. The Sarbanes-Oxley Act, including the requirements of Section 404 thereof, as well as rules and regulations subsequently implemented by the SEC, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and the rules and regulations promulgated and to be promulgated thereunder, the Public Company Accounting Oversight Board (United States) and the securities exchanges, impose additional reporting and other obligations on public companies. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require the Combined Company to carry out activities Teamshares has not done previously. For example, the Combined Company will create new board committees and adopt new internal controls and disclosure controls and procedures. In addition, additional expenses associated with SEC reporting requirements will be incurred. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify material weaknesses in addition to those disclosed herein or a significant deficiency in the internal control over financial reporting), the Combined Company could incur additional costs rectifying those issues, and the existence of those issues could adversely affect the Combined Company’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance in such a situation. Risks associated with the Combined Company’s status as a public company may make it more difficult to attract and retain qualified persons to serve on the board of directors or as executive officers. The additional reporting and other obligations imposed by these rules and regulations will increase legal and financial compliance costs and the costs of related legal, accounting and administrative activities. These increased costs will require the Combined Company to divert a significant amount of money that could otherwise be used to expand the business and achieve strategic objectives. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.

The Combined Company’s failure to timely and effectively implement controls and procedures required by Section 404(a) of the Sarbanes-Oxley Act that will be applicable to it after the Business Combination is consummated could negatively impact its business.

Teamshares is currently not subject to Section 404 of the Sarbanes-Oxley Act. However, following the consummation of the Business Combination, the Combined Company will be required to provide management’s attestation on internal controls in accordance with the Sarbanes-Oxley Act. The standards required for a public company under Section 404(a) of the Sarbanes-Oxley Act are significantly more stringent than those required of Teamshares as a privately held company. Management may not be able to effectively and timely implement controls and procedures that adequately respond to the increased regulatory compliance and reporting requirements that will be applicable after the Business Combination. If the Combined Company is not able to implement the additional requirements of Section 404(a) in a timely manner or with adequate compliance, it may not be able to assess whether its internal controls over financial reporting are effective, which may subject it to adverse regulatory consequences and could harm investor confidence and the market price of its securities.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Defined terms included below will have the same meaning as terms defined and included elsewhere in this proxy statement/prospectus. For purposes solely of this “Unaudited Pro Forma Condensed Combined Financial Information” section, the term “Management” refers to Teamshares management prior to the Closing and management of the Combined Company after the Closing.

Introduction

The unaudited pro forma condensed combined financial information presents the combination of the historical financial statements of Live Oak and Teamshares, adjusted to implement the Business Combination and certain transactions contemplated in connection with the Business Combination. The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. Defined terms in this section have the meanings ascribed to such terms elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 combines the historical balance sheet of Live Oak as of December 31, 2025 with the historical balance sheet of Teamshares as of December 31, 2025 on a pro forma basis as if the Business Combination had been consummated on December 31, 2025.

The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2025 combines the historical statement of operations of Live Oak for the year ended December 31, 2025 and the historical statement of operations of Teamshares for the year ended December 31, 2025 on a pro forma basis as if the Business Combination had been consummated on January 1, 2025.

The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:

•	the accompanying notes to the unaudited pro forma condensed combined financial information;

•	the historical audited financial statements of Live Oak as of and for the year ended December 31, 2025;

•	the historical audited financial statements of Teamshares as of and for the year ended December 31, 2025; and

•

other information relating to Teamshares and Live Oak included in this proxy statement/prospectus, including the description of the Merger Agreement and the transactions contemplated in connection therewith under the section titled “The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should also be read together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Live Oak” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what Teamshares’ financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of Teamshares. The unaudited pro forma condensed combined financial statements include certain assumptions, which may ultimately not come to fruition. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments and the assumptions included in these unaudited pro forma condensed combined financial statements represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

The following describes the above entities:

Live Oak

Live Oak is a special purpose acquisition company incorporated as an exempted company under the laws of the Cayman Islands on November 27, 2024, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Live Oak has neither engaged in any operations nor generated any revenue to date.

Teamshares

Teamshares Inc. is a Delaware corporation formed on June 28, 2019. Teamshares is a tech-enabled acquiror of small-to-medium sized businesses, which become Operating Subsidiaries of Teamshares upon acquisition. Teamshares was formed to create a platform to programmatically acquire companies from retiring owners, integrate them with the Teamshares platform, and help employees earn company stock.

Description of the Transactions

On November 14, 2025, Live Oak, Merger Sub, Merger Sub II and Teamshares entered into the Merger Agreement. The Merger Agreement provides for, among other things, the following transactions:

(i)

Prior to the Closing, Live Oak will transfer out of the Cayman Islands and continue into the State of Delaware so as to become a Delaware corporation (referred to as the “Domestication”), as a result of which all outstanding Live Oak securities will remain outstanding as securities of the post-Domestication Live Oak entity (“Delaware Live Oak”, which entity, after the Mergers and the Closing, is referred to as the “Combined Company), and Delaware Live Oak will adopt appropriate Delaware organizational documents.

(ii)

Following the Domestication and prior to the Closing, Merger Sub will merge with and into Teamshares (the “First Merger”), with Teamshares as the surviving company in the merger (the “Surviving Company”) continuing after such Merger as a wholly-owned subsidiary of Delaware Live Oak (which will be the “Combined Company” after the Closing).

(iii)

Immediately following and as part of the same transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II (the “Second Merger”), with Merger Sub II surviving as the surviving company of the Second Merger, and continuing as a wholly-owned subsidiary of the Combined Company. As a result of the First Merger and the Second Merger,

(A)

all of the issued and outstanding capital stock of the Company as of immediately prior to the effective time of the Mergers will be cancelled, in exchange for the right for each Company Stockholder to receive its Pro Rata Share of the Stockholder Merger Consideration;

(B)

Company Options outstanding and in-the-money as of immediately prior to the effective time of the Mergers will be assumed by Live Oak and replaced with options exercisable into shares of Combined Company Common Stock; and

(C)

Earnout Participants will have a contingent right to receive certain Earnout Shares, subject to satisfaction of relevant conditions, if any such Earnout Shares are issued during the Earnout Period in accordance with the terms and subject to the conditions set forth in the Merger Agreement.

Earn Out Shares

During the Earnout Period, former Company Stockholders as of immediately prior to the effective time of the Mergers and Eligible Optionholders who also, as of an applicable Trigger Date, if any, satisfy the service-based Eligibility Conditions, may receive their respective Earnout Pro Rata Share of an aggregate of up to 6,000,000 Earnout Shares, in the event that the following conditions are satisfied during the Earnout Period:

(i)

if the VWAP of the Combined Company Class A Common Stock equals or exceeds the Earnout Tier I Share Price Target for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period, then, subject to the terms and conditions of the Merger Agreement, the Earnout Participants shall be entitled to receive Two Million (2,000,000) Earnout Shares;

(ii)

if the VWAP of the SPAC Common Stock equals or exceeds the Earnout Tier II Share Price Target for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period, then, subject to the terms and conditions of the Merger Agreement, the Earnout Participants shall be entitled to receive Two Million (2,000,000) Earnout Shares; and

(iii)

if the VWAP of the SPAC Common Stock equals or exceeds the Earnout Tier III Share Price Target for any twenty (20) Trading Days within any consecutive thirty (30) Trading Day period commencing at least 150 days after the Closing Date but prior to the expiration of the Earnout Period, then, subject to the terms and conditions of the Merger Agreement, the Earnout Participants shall be entitled to receive Two Million (2,000,000) Earnout Shares.

For purposes of the Teamshares earnout, it shall also be a “Trigger Event” if a Qualifying Change of Control occurs during the Earnout Period (in which the implied consideration per share of Combined Company Common Stock equals or exceeds the Tier I Share Price Target) in which case eligible Earnout Participants shall be entitled to receive their respective Earnout Pro Rata Share of all Earnout Shares not previously achieved and for which the related Earnout Shares have not previously vested. If none of the Trigger Events occur during the Earnout Period, no Earnout Shares will be delivered to Earnout Participants. If any Earnout Shares are issued, they will not be registered at the time of issuance.

Other Related Events in Connection with the Business Combination

Other related events that have or are contemplated to take place in connection with the Business Combination are summarized below:

Initial PIPE Investment

Concurrently with the execution of the Merger Agreement, Live Oak entered into Initial PIPE Subscription Agreements with the Initial PIPE Investors. Under the terms of the Initial PIPE Subscription Agreements, the Initial PIPE Investors agreed to subscribe for and purchase 13,695,652 shares of Live Oak common stock at a purchase price of $9.20 per share for gross proceeds of approximately $126.0 million.

Expected Accounting Treatment of the Business Combination

The Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Live Oak will acquire all of the outstanding equity interests of Teamshares in the Business Combination, Live Oak will be treated as the “acquired” company and Teamshares will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Teamshares issuing stock for the net assets of Live Oak, accompanied by a recapitalization. The net assets of Live Oak will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Teamshares.

Teamshares has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemptions Scenario and the Contractual Maximum Redemptions Scenario:

•	The stockholders of Teamshares will have the greatest voting interest in the Combined Company;

•	The stockholders of Teamshares will have the ability to control decisions regarding election and removal of directors and officers of the Combined Company;

•	Teamshares will comprise the ongoing operations of the Combined Company; and

•	Teamshares’ existing senior management will be the senior management of the Combined Company.

•	Teamshares is the larger entity (relative to Live Oak) based on historical operating activity and its larger employee base.

Redemption Scenarios

1) No Redemptions Scenario

This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

2) Contractual Maximum Redemptions Scenario

In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that [ ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[ ] million, assuming a redemption price of $[ ] per share (based on $[ ] million contained in the Trust Account as of [ ], 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Live Oak and Teamshares (the “Minimum Cash Condition”), that, at the Closing, the Combined Company will receive cash or cash equivalents of at least $120.0 million, including funds remaining in the Trust Account (after satisfaction and payment of all Redemptions) and including the aggregate amount of Transaction Financings (including the Initial PIPE Investment), whether received by Live Oak or Teamshares. The “Contractual Maximum Redemption Scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

The pro forma condensed combined financial information under the contractual maximum redemptions scenario does not imply that the Business Combination will be consummated at that level of redemptions, or at all. The actual number of Public Shares redeemed, if any, will depend on decisions made by Live Oak public shareholders and on the satisfaction or waiver of all closing conditions in the Merger Agreement, including the Minimum Cash Condition. Accordingly, the contractual maximum redemptions scenario is one of several possible outcomes and is not a prediction or representation that the Business Combination will close under those circumstances.

Additional Accounting Considerations

Teamshares is assessing the accounting related to the Business Combination and the treatment related to the following matters:

•	Earn Out Shares – Teamshares management is currently evaluating the accounting treatment related to the portion of the Earnout Shares attributed to Eligible Optionholders who satisfy the applicable eligibility criteria as of a Trigger Date but whose corresponding options remain unvested as of such Trigger Date. These are considered a separate unit of account from the Earnout Shares. For purposes of the unaudited pro forma condensed combined financial information, the company has preliminarily treated the portion of these Earnout Shares subject to continued service requirements as stock-based compensation and classified them as a liability. However, the evaluation and finalization of accounting conclusions, including any related compensation expense, are ongoing and subject to change.

•

Live Oak Public Warrants and Private Warrants – Live Oak Public Warrants and Private Warrants are accounted for as equity instruments in the historical financial statements of Live Oak. Based on existing terms and no anticipated modifications, Teamshares management preliminarily expects that equity classification for the Public Warrants and Private Warrants will continue to be appropriate for the Combined Company warrants issued at Closing in respect of the Live Oak Public Warrants and Private Warrants; provided, that Teamshares management may continue to analyze this treatment, with final conclusions to be determined as described immediately below

Except to the extent otherwise noted above, the final accounting treatment related to the proposed Business Combination, including the accounting treatment of Earnout Shares, Public Warrants, and Private Placement Warrants will be finalized by Teamshares and reported in the first reporting period following the consummation of the Business Combination.

Post-Transaction Reporting Consideration

After the Business Combination is consummated, Teamshares’ historical financial statements will replace those of Live Oak beginning with the filing of the financial statements that first include the Business Combination.

Pro forma Ownership after the Business Combination

The following presents anticipated ownership of Combined Company outstanding shares immediately after the Closing, taking into account all of the assumptions set forth under the heading of this proxy statement/prospectus entitled “Share Ownership and Percentages” under (1) the No Redemptions Scenario and (2) the Contractual Maximum Redemptions Scenario, in each case excluding the dilutive effect of (i) shares of Combined Company Class A Common Stock underlying the Assumed Options, (ii) the Earnout Shares, (iii) the Founder Post-Closing Restricted Shares, (iv) the Combined Company Warrants issued at the Closing in respect of Live Oak Private Placement Warrants, and (v) the Combined Company Warrants issued at the Closing in respect of Live Oak Public Warrants.

	No Redemptions (1)		Contractual Maximum Redemptions (1)
Equity Capitalization Summary	Shares	%	Shares	%
Former Live Oak Public Shareholders	23,000,000
Sponsor (2)
Teamshares Stockholders (3)
Initial PIPE Investors (4)

Total		100.0%		100.0%

(1)

Share ownership presented under each redemption scenario is presented for illustrative purposes. The number of Public Shares which may be redeemed in connection with the Closing cannot, as of the date of this proxy statement/prospectus, be predicted. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. The illustrative pro forma ownership percentages of Combined Company shares held by former Public Shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions.

(2)

Excludes 1,150,000 Founder Post-Closing Restricted Shares, which are subject to vesting upon the occurrence of the Founder Share Tier I Share Price Target and Founder Share Tier II Share Price Target or upon the occurrence of a Qualifying Change of Control during the Founder Share Measurement Period.

(3)

Represents shares in the Combined Company issued to existing shareholders of Teamshares Inc. and excludes the Earn-Out Shares that are subject to vesting (or forfeiture) on the basis of achieving certain trading price thresholds during the first five years following the Closing.

(4)

Assumes consummation of the approximately $126.0 million Initial PIPE Investment transaction in accordance with the terms of the Initial PIPE Subscription Agreements and includes the issuance of 13,695,652 shares of Combined Company Common Stock to the Initial PIPE Investors.

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

For the Year Ended December 31, 2025

			Pro Forma Adjustments			Pro Forma Combined	Additional Pro Forma Adjustments			Pro Forma Combined
	Live Oak (Historical)	Teamshares (Historical)	Assuming No Redemptions			Assuming No Redemptions	Assuming Contractual Maximum Redemptions			Assuming Contractual Maximum Redemptions
Assets
Current Assets
Cash and Cash Equivalents				(A	)
Restricted Cash								(I	)
Accounts Receivable, Net
Inventories
Prepaid Expenses
Other Current Assets
Total Current Assets
Long Term Assets
Restricted Cash
Property, Plant, and Equipment, Net
Operating Lease Right-Of-Use Assets, Net
Goodwill, Net
Internally Developed Software, Net
Trade Names, Net
Other Assets
Marketable securities held in Trust Account				(B	)
Total Long-Term Assets
Total Assets
Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable
Accrued Expenses
Deferred Revenue
Contingent Consideration				(J	)
Short-Term Debt and Current Portion of Long-Term Debt
Current Portion of Operating Lease Obligations
Other Current Liabilities
Total Current Liabilities
Long-Term Liabilities
Warrant Liability
Contingent Consideration
Long-Term Debt, Net
Long-Term Operating Lease Obligations
Other Long-Term Liabilities
Deferred Advisory Fee				(C	)
Deferred Underwriting Fee				(C	)

			Pro Forma Adjustments			Pro Forma Combined	Additional Pro Forma Adjustments			Pro Forma Combined
	Live Oak (Historical)	Teamshares (Historical)	Assuming No Redemptions			Assuming No Redemptions	Assuming Contractual Maximum Redemptions			Assuming Contractual Maximum Redemptions
Total Long-Term Liabilities
Total Liabilities
Redeemable Noncontrolling Interests
Live Oak Class A ordinary shares subject to possible redemption				(D	)
Stockholders’ Equity
Teamshares Common Stock
Teamshares Preferred Stock
Additional Paid-In Capital				(G	)			(I	)
Accumulated Deficit				(H	)
Live Oak Preference shares
Live Oak Class A ordinary shares
Live Oak Class B ordinary shares				(E	)
Combined Company Common Stock				(F	)			(I	)
Total Stockholders’ Equity
Noncontrolling Interests
Total Equity

Total Liabilities and Stockholders’ Equity

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

For the Year Ended December 31, 2025

			Pro Forma Adjustments			Pro Forma Combined	Additional Pro Forma Adjustments	Pro Forma Combined
	Live Oak (Historical)	Teamshares (Historical)	Assuming No Redemptions			Assuming No Redemptions	Assuming Contractual Maximum Redemptions	Assuming Contractual Maximum Redemptions
Revenue
Cost of Revenue
Gross Profit
Operating Expenses (Income)
Depreciation
Amortization
Selling, General, and Administrative Expenses				(AA	)
Goodwill Impairment
Loss (Gain) on Disposition of Assets
Total Operating Expenses
Loss from Operations
Non-Operating Expenses (Income)
Interest Expense, Net
Interest earned on marketable securities held in trust account				(BB	)
Loss on Revaluation of Redeemable Noncontrolling Interests
Change in Fair Value of Warrant Liability				(CC	)
Change in Fair Value of Contingent Consideration
Other Non-Operating Income
Total Non-Operating Expenses
Loss Before Income Taxes
Income Tax Expense
Net Loss
Basic and diluted weighted average shares outstanding of Class A Common Stock
Basic and diluted net income per share, Class A
Basic and diluted weighted average shares outstanding of Class B ordinary shares
Basic and diluted net income per share, Class B

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS FOR DECEMBER 31, 2025

1.	Basis of Presentation

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and presents the pro forma effects of the Business Combination contemplated by the Merger Agreement.

The unaudited pro forma condensed combined balance sheet gives effect to the Business Combination as if it had occurred on December 31, 2025, and the unaudited pro forma condensed combined statements of operations give effect to the Business Combination as if it had occurred on January 1, 2025. The pro forma adjustments are based upon currently available information and certain assumptions that management believes are reasonable under the circumstances.

Notwithstanding the legal form of the transactions, the Business Combination is expected to be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting:

•	Teamshares will be treated as the accounting acquirer; and

•	Live Oak will be treated as the acquired company for financial reporting purposes.

Accordingly, the pro forma financial statements represent a continuation of the financial statements of Teamshares, with the Business Combination treated as issuance of equity by Teamshares for the net assets of Live Oak accompanied by a recapitalization. Live Oak’s assets and liabilities will be recorded at historical cost, and no goodwill or intangible assets will be recognized.

Under the Merger Agreement, Teamshares stockholders as of the effective time of the Mergers (following the Company Preferred Stock Exchange required by the terms of the Merger Agreement) will receive a number of shares of Combined Company Class A Common Stock with an aggregate value equal to the Stockholder Merger Consideration. Each share of Live Oak common stock is valued at $10.00 for purposes of determining the number of shares of Combined Company Common Stock issuable as Stockholder Merger Consideration at the Closing. All Teamshares warrants, convertible instruments, options which are not in the money as of the effective time of the Mergers, and other equity-linked securities that are not exercised or converted prior to the Closing in accordance with the terms of the Merger Agreement will be terminated as of the effective time of the Mergers.

In addition, qualifying Earnout Participants will receive a right to certain Earnout Shares, if any such shares are issued to eligible Earnout Participants upon the achievement, if any, of specified share price targets or other events or conditions which may occur during the post-Closing Earnout Period. The Deferred Founder Shares are subject to forfeiture and shall vest if certain Founder Share Triggering Events are achieved during the Founder Share Measurement Period. If none of the Founder Share Triggering Events occur during the Earnout Period, no Earnout Shares will be issued and the Deferred Founder Shares will be forfeited.

Contemporaneously with execution of the Merger Agreement, Live Oak entered into Initial PIPE Subscription Agreements for the Initial PIPE Investment. Teamshares may also enter into Interim Period Financing arrangements that convert into Teamshares common stock prior to Closing, though no such transactions have been identified or entered into as of the date of this proxy statement/prospectus.

The Initial PIPE Investment is reflected in the pro forma financial information to the extent such financing is committed and factually supportable. Any additional PIPE transactions, non-redemption agreements, or Interim Period Financing arrangements that have yet to be identified or negotiated have not been included in the pro forma financial information.

Direct and incremental transaction costs expected to be incurred prior to or concurrent with the Closing are reflected as a reduction to accumulated deficit in the unaudited pro forma condensed combined balance sheet, to the extent such costs are factually supportable. Any amounts that remain contingent or uncertain have not been included.

The pro forma financial information includes only Transaction Accounting Adjustments required by Article 11 of Regulation S-X. The Company is subject to U.S. federal and state income taxes and files on a consolidated basis, aggregating relevant tax attributes in determining consolidated taxable income. In light of the Company’s significant NOL carryforwards, which are reflected in deferred tax assets, any incremental pro forma tax effects are not expected to be material, provided, however, that the extent to which Teamshares NOLs may be carried forward and relevant, in relation to the Company’s tax liabilities after the Closing, if at all, is not yet certain and Teamshares management continues to analyze the tax implications of the transaction, including relative to NOLs, as of the date of this proxy statement/prospectus; accordingly, no pro forma income tax adjustments are presented. The Company’s primary current tax exposure is state income taxes, recorded as a component of current income tax expense. Management will reassess tax impacts, including the utilization and valuation of NOLs, upon Closing.

Management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined statements of operations are not necessarily indicative of what the actual results of operations would have been had the Business Combination taken place on the date indicated, nor are they indicative of the future consolidated results of operations of the Combined Company. They should be read in conjunction with the historical consolidated financial statements and notes thereto of Teamshares and Live Oak.

Based on its initial analysis, management did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. As a result, the unaudited pro forma condensed combined financial information does not assume any differences in accounting policies. Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. As a result of the review, management may identify differences between the accounting policies of the two entities which, when conformed, could have a material impact on the financial statements of the Combined Company.

The unaudited pro forma condensed combined financial statements present the following two redemption scenarios:

No Redemptions Scenario

This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

Contractual Maximum Redemptions Scenario

In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that [ ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[ ] million, assuming a redemption price of $[ ] per share (based on $[ ] million contained in the Trust Account as of [ ], 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Live Oak and Teamshares (the “Minimum Cash Condition”), that, at the Closing, the Combined Company will receive cash or cash equivalents of at least $120.0 million, including funds remaining in the Trust Account (after satisfaction and payment of all Redemptions) and including the aggregate amount of Transaction Financings (including the Initial PIPE Investment), whether received by Live Oak or Teamshares. The “Contractual Maximum Redemption Scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined. Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

Under both scenarios, the Business Combination will be accounted for as a reverse recapitalization, as described in this section.

2.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The unaudited pro forma condensed combined financial information has been prepared to illustrate the effect of the Business Combination and the other transactions contemplated by the Merger Agreement and has been prepared for informational purposes only.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible the difference may be material. Management believes that its assumptions and methodologies provide a reasonable basis for presenting all the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

Live Oak and Teamshares have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet

The unaudited pro forma condensed combined balance sheet as of December 31, 2025 reflects the following adjustments:

(A)	Represents pro forma adjustments to cash to reflect the following:

Investment held in trust account (1)
Proceeds from Initial PIPE Subscription Agreements (2)
Payment of deferred underwriter fees, deferred advisory fees, deferred legal fees, and other transaction-related fees (4)
Total

(1)

Reflects the reclassification of cash equivalents held in the trust account inclusive of accrued interest and to reflect that the cash equivalents are available to effectuate the Business Combination or to pay redeeming Live Oak shareholders.

(2)

Reflects the proceeds of approximately $126.0 million from the issuance and sale of 13,695,652 shares of Combined Company Common Stock at $9.20 per share in the Initial PIPE Investment transaction pursuant to the Initial PIPE Subscription Agreements.

(3)

Reflects the payment of $6.9 million of deferred underwriter fees, $6.9 million of deferred advisory fees incurred during the Live Oak initial public offering due upon completion of the Business Combination, $3.8 million of PIPE placement agent fees and an estimated $12.6 million of acquisition-related transaction costs. The remaining estimated transaction costs of $[  ] million incurred or expected to be incurred by Teamshares are assumed to be settled in cash prior to or upon the Closing and consists of [ ].

(B)	Reflects the reclassification of $X million of cash and investments held in the trust account that becomes available following the Business Combination, assuming no redemptions.

(C)

Reflects the payment of $6.9 million of deferred underwriter fees, $6.9 million of deferred advisory fees incurred during the Live Oak initial public offering due upon completion of the Business Combination, $3.8 million of PIPE placement agent fees and an estimated $12.6 million of acquisition-related transaction costs. The remaining estimated transaction costs of      .

(D)

Reflects the reclassification of $236.8 million of Live Oak public shares, subject to possible redemption, from mezzanine equity to permanent equity, assuming no redemptions. The unaudited pro forma condensed balance sheet reflects the reclassification with a corresponding increase of $236.8 million to additional paid in-capital and an increase of less than $0.1 million to Combined Company Common Stock.

(E)

Reflects the conversion of Live Oak Class B Ordinary Shares to (i) first, Class A Ordinary Shares as contemplated by the Current Charter at a one-to-one ratio basis, and (ii) Combined Company Common Stock pursuant to terms of the Merger Agreement.

(F)	Represents pro forma adjustments to Combined Company Common Stock balance to reflect the following:

Issuance of Combined Company Common Stock from Initial PIPE Financing per Initial PIPE Subscription Agreements
Recapitalization of Teamshares preferred stock and common stock to Combined Company Common Stock
Reclassification of Live Oak public shares subject to redemption, assuming no redemption, to permanent equity
Conversion of Live Oak Class B ordinary shares to Combined Company Common Stock in connection with the Business Combination
Total

(G)	Represents pro forma adjustments to additional paid-in capital balance to reflect the following:

Reclassification of Live Oak public shares subject to redemption, assuming no redemptions, to permanent equity, and increase in par value of common stock
Issuance of Combined Company Common Stock from Initial PIPE Financing per Initial PIPE Subscription Agreements
Recapitalization between Teamshares Preferred Stock and Common Stock to Combined Company Common Stock
Elimination of Live Oak’s historical accumulated deficit (2)
Record offset for contingent consideration liability for Earnout Shares (see note K)
Total
(1)	Represents the elimination of Live Oak’s accumulated deficit, in connection with the reverse recapitalization, including the adjustment for accrued transaction expenses.

(H)	Represents pro forma adjustments to the accumulated deficit balance to reflect the following:

Elimination of Live Oak’s historical accumulated deficit
Changes in accumulated deficit for acquisition-related transaction expenses
Total

(I)

Reflects the maximum payment that could be made to redeeming Live Oak public shareholders, which effectively excludes the portion held by Live Oak, as they waved the right to redeem their portion of the trust. The maximum amount of redemptions assumed is X shares at a price of $X per share, inclusive of the redeeming shares’ pro rata allocation of the accrued interest in the trust account.

(J)	Reflects the contingent consideration liability for the earnout shares for the eligible earnout participants.

Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations

The pro forma adjustments included in the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2025:

(AA)	Represents pro forma adjustments related to selling, general, and administrative expense as follows:

Elimination of Live Oak’s accrued transaction expenses
Additional transaction costs not yet incurred by Teamshares
Total

(BB)	Represents pro forma adjustment to eliminate interest income related to the investment held in the Trust Account.

Loss per share

Represents the net loss per share calculated using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the Business Combination, assuming the shares were outstanding since January 1, 2025. As the Business Combination is being reflected as if it had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented. When assuming the redemption scenario described above, this calculation is adjusted to eliminate such shares for the entire periods.

The unaudited pro forma condensed combined financial information has been prepared assuming year ended December 31, 2025:

Year Ended on December 31, 2025
	Pro Forma Combined (Assuming No Redemptions)	Pro Forma Combined (Assuming Contractual Maximum Redemptions)
Pro forma net loss
Basic weighted average shares outstanding - Class A
Net loss per share - Basic and Diluted - Class A(1),(2)
Basic weighted average shares outstanding - Class A
Live Oak public shareholders
PIPE Investors
Sponsor
Teamshares Stockholders

(1)	The per share pro forma net loss excludes the impact of outstanding and unexercised warrants and options, as the inclusion of these would have been anti-dilutive.
(2)

The per share pro forma net loss excludes the impact of the Earnout Shares, as the vesting conditions for the Earnout Shares have not been met. Additionally, the inclusion of the Earnout Shares would have been anti-dilutive; thus, the effect of these were not included in calculation of diluted loss per share.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER SHARE FINANCIAL INFORMATION

The following table sets forth:

•	historical per share information of Live Oak for the year ended December 31, 2025 and the period from November 27, 2024 (inception) through December 31, 2024;

•	historical per share information of Teamshares for the years ended December 31, 2025 and 2024; and

•

unaudited pro forma per share information of Combined Company for the year ended December 31, 2025 after giving effect to the Business Combination and PIPE Investment, assuming two redemption scenarios as follows:

•

No Redemption Scenario: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

•

Contractual Maximum Redemption Scenario: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that [ ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[ ] million, assuming a redemption price of $[ ] per share (based on $[ ] million contained in the Trust Account as of [ ], 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Live Oak and Teamshares (the “Minimum Cash Condition”), that, at the Closing, the Combined Company will receive cash or cash equivalents of at least $120.0 million, including funds remaining in the Trust Account (after satisfaction and payment of all Redemptions) and including the aggregate amount of Transaction Financings (including the Initial PIPE Investment), whether received by Live Oak or Teamshares. The “Contractual Maximum Redemption Scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

The following table also assumes completion of the approximately $126.0 million Initial PIPE Investment and includes the issuance of Combined Company Common Stock to the Initial PIPE Investors. Additionally, the following table excludes 1,150,000 of the Deferred Founder Shares, which upon the Closing will be subject to vesting upon the occurrence of certain trading-price based and other conditions during a five-year period post-Closing; assumes that prior to the Closing, no Incentive Founder Shares are utilized to incentivize investors to participate in Financing Transaction, and includes [ ] shares of Combined Company Common Stock issued to existing shareholders of Teamshares Inc. and excludes the Earn-Out Shares that are subject to vesting (or forfeiture) on the basis of achieving certain trading price thresholds during the first five years following the Closing. Share ownership presented under each redemption scenario is presented for illustrative purposes. The number of Public Shares that will be redeemed in connection with the Closing cannot be predicted. As a result, the redemption amount and the number of Public Shares redeemed in connection with the Business Combination may differ from the amounts presented above. The ownership percentages of Public Shareholders may also differ from the presentation above if the actual redemptions are different from these assumptions, which they are likely to be.

The historical information should be read in conjunction with “Selected Historical Financial Information of Live Oak”, “Selected Historical Financial Information of Teamshares”, “Management’s Discussion and Analysis

of Financial Condition and Results of Operations of Teamshares”, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Live Oak” contained elsewhere in this proxy statement/prospectus and the audited financial statements of Teamshares and Live Oak contained elsewhere in this proxy statement/prospectus.

The unaudited pro forma per share information is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined net loss per share information below has been presented for illustrative purposes only and does not necessarily reflect what Teamshares’ financial condition or results of operations would have been had the Business Combination been consummated on the dates indicated. The unaudited pro forma per share information also may not be useful in predicting the future financial condition and results of operations of the Combined Company. The unaudited pro forma per share information includes certain assumptions, which may ultimately not come to fruition. The actual per share information may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma adjustments and the assumptions included in these unaudited pro forma per share tables represent management’s estimates based on information available as of the date of the unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.

	Historical			Pro forma
	Live Oak		Teamshares	No Redemption Scenario	Contractual Maximum Redemption Scenario
	Class A Ordinary Shares	Class B Ordinary Shares
As of and for the Year ended December 31, 2025
Book value per share - basic and diluted(1)	$	$	$	$	$
Net loss per share - basic and diluted (2)	$	$	$	$	$

	Historical
	Live Oak	Teamshares
As of and for the Year ended December 31, 2024
Net loss per share - basic and diluted (2)	$(0.00)	$(71.97)

(1)	Book value per share is calculated as total equity divided by:

•	Class A Ordinary Shares and Class B Ordinary Shares outstanding at December 31, 2025 for Live Oak;

•	Common shares outstanding at December 31, 2025 for Teamshares;

•	Common shares outstanding at December 31, 2025 for the pro forma information.

(2)	Net loss per share is based on

•

Weighted average number of Live Oak Class A Ordinary Shares and Class B Ordinary Shares outstanding for the year ended December 31, 2025, and weighted average number of Class A Ordinary Shares outstanding for the year ended December 31, 2024 for Live Oak. Live Oak did not have any Class A Ordinary Shares outstanding as of December 31, 2024;

•	Weighted average number of common shares outstanding for the years ended December 31, 2025 and 2024 for Teamshares;

•	Weighted average number of common shares outstanding for the year ended December 31, 2025 for the pro forma information.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION

Live Oak Acquisition Corp. V

Live Oak is a special purpose acquisition company incorporated as an exempted company under the laws of the Cayman Islands on November 27, 2024, for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Live Oak Class A Ordinary Shares, Units and Public Warrants are currently listed on the Nasdaq under the symbols “LOKV,” “LOKVU” and “LOKVW,” respectively.

The mailing address of Live Oak’s principal executive office is 4921 William Arnold Road, Memphis, TN 38117 and its telephone number is (901) 270-3107.

SPAC Representative

Live Oak Sponsor V LLC will act in the capacity, from and after the Closing of the Business Combination, of representative for the stockholders of the Combined Company (other than the Teamshares securityholders and their respective successors and assigns). The SPAC Representative will represent the interests of such stockholders with respect to certain matters under the Merger Agreement related to the Earnout Shares. As noted below in “Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination” and elsewhere in this proxy statement/prospectus, Live Oak’s Sponsor, directors, officers and advisors have interests in the Business Combination that are different from, or in addition to, those of Live Oak’s other shareholders generally. Although a conflict of interest may have arisen in determining whether Teamshares was appropriate for Live Oak’s initial business combination, the Sponsor will have the same interests as the public stockholders of the Combined Company following the Closing, and Live Oak does not believe that there are any material risks or conflicts associated with the Sponsor serving as SPAC Representative.

Merger Sub

Catalyst Sub Inc. (or Merger Sub) was formed as a Delaware corporation on November 5, 2025, and is currently a wholly owned subsidiary of Live Oak. Merger Sub was formed for the purpose of effectuating the First Merger described herein and it has not conducted, and prior to the First Merger Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Merger Sub will not be the surviving entity in the First Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of Merger Sub’s principal executive office is 4921 William Arnold Road, Memphis, TN 38117 and its telephone number is (901) 270-3107.

Merger Sub II

Catalyst Sub 2 LLC (or Merger Sub II) was formed as a Delaware limited liability company on November 5, 2025, and is currently a wholly owned subsidiary of Live Oak. Merger Sub was formed for the purpose of effectuating the Second Merger described herein and it has not conducted, and prior to the Second Merger Effective Time will not conduct, any activities other than those incidental to its formation and the transactions contemplated by the Merger Agreement. Merger Sub II will not be the surviving entity in the Second Merger, as contemplated by the Merger Agreement and described herein.

The mailing address of Merger Sub II’s principal executive office is 4921 William Arnold Road, Memphis, TN 38117 and its telephone number is (901) 270-3107.

Teamshares

Teamshares Inc. is a Delaware corporation formed on June 28, 2019. Teamshares is a tech-enabled acquiror of small-to-medium sized businesses, which become Operating Subsidiaries of Teamshares upon acquisition.

The mailing address of Teamshares’ principal executive office 214 Sullivan Street, 6B, New York, New York 10012 and its telephone number is (332) 333-4123.

Seller Representative

Brian Gaebe, Teamshares’ Chief Financial Officer, will act in the capacity as the representative from and after the Effective Time for the Earnout Participants and their assignees. The Seller Representative will represent the interests of the Earnout Participants with respect to certain matters under the Merger Agreement related to the Earnout Shares.

THE LIVE OAK EXTRAORDINARY GENERAL MEETING

General

Live Oak is furnishing this proxy statement/prospectus to its shareholders as part of the solicitation of proxies by the Live Oak Board for use at the Live Oak Extraordinary General Meeting to be held on [  ], 2026 and at any adjournment or postponement thereof. This proxy statement/prospectus provides Live Oak shareholders with information they need to know to be able to vote or direct their vote to be cast at the Live Oak Extraordinary General Meeting.

This proxy statement/prospectus is being first mailed on or about [  ], 2026 to all shareholders of record of Live Oak as of [  ], 2026, which is the Record Date. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the Live Oak Extraordinary General Meeting.

Date, Time and Place

The Live Oak Extraordinary General Meeting will be held as a “virtual meeting” via live audio webcast on [ ], 2026 at [ ] a.m. Eastern Time at www.cstproxy.com/[ ]. For the purposes of the Current Charter, the Live Oak Extraordinary General Meeting may also be attended in person at [   ].

Registering for the Live Oak Extraordinary General Meeting

As a registered Live Oak shareholder, you received a proxy card from CST. The form contains instructions on how to attend the meeting including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact CST at the phone number or e-mail address below. CST’s support contact information is as follows: (917) 262-2373, or email proxy@continentalstock.com.

You can pre-register to attend the meeting starting [  ], 2026 at [ ] a.m. Eastern Time. Enter the URL address into your browser www.cstproxy.com/[ ], enter your control number, name and email address. At the start of the meeting, you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.

A Live Oak shareholder that holds such shareholder’s shares in “street name,” which means such shareholder’s shares are held of record by a broker, bank or other nominee, may need to contact CST to receive a control number. If you beneficially own shares held in “street name” and plan to vote at the meeting you will need to have a legal proxy from your bank or broker or if you would like to join and not vote CST will issue you a guest control number with proof of ownership. Either way you must contact CST for specific instructions on how to receive the control number. We can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.

If you do not have internet capabilities, you can listen only to the meeting by dialing 1 800-450-7155 within the U.S. and Canada (toll-free), or +1 857-999-9155 outside the U.S. and Canada (standard rates apply) when prompted enter the pin number [ ]#. This is listen-only and you will not be able to vote or enter questions during the meeting and will not be deemed to be present at the meeting, if you are listening via telephone.

Purpose of the Live Oak Extraordinary General Meeting

At the Live Oak Extraordinary General Meeting, Live Oak is asking its shareholders to consider and vote upon:

•	The Business Combination Proposal. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A.

•	The Domestication Proposal. A copy of the Interim Charter is attached to this proxy statement/prospectus as Annex B.

•

The Charter Proposal. The form of Proposed Charter to become effective in connection with the consummation of the Business Combination is attached to this proxy statement/prospectus as Annex C. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

•	The Organizational Documents Proposals. The form of the Proposed Charter containing the advisory amendments to become effective upon consummation of the Business Combination are listed here.

•

The Incentive Plan Proposal. The form of the Incentive Plan to be used by the Combined Company from and after the Closing of the Business Combination is attached to this proxy statement/prospectus as Annex E.

•	The Nasdaq Proposal.

•	The Director Election Proposal.

•	The Insider Letter Amendments Proposal. The Insider Letter Amendments are attached to this proxy/prospectus as Annex F.

•	The Adjournment Proposal, if presented at the Live Oak Extraordinary General Meeting.

Voting Power and Record Date

You will be entitled to vote at the Live Oak Extraordinary General Meeting if you owned Live Oak Ordinary Shares at the close of business on [  ], 2025, which is the Record Date. You are entitled to one vote for each share of Live Oak Ordinary Shares that you held as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were 28,750,000 Live Oak Ordinary Shares issued and outstanding, of which 23,000,000 are Public Shares and 5,750,000 are Live Oak Class B Ordinary Shares held by the Sponsor.

Vote of the Sponsor

In connection with the IPO, Live Oak entered into agreements with the Sponsor, pursuant to which it agreed to vote any Live Oak Ordinary Shares owned by it in favor of the Business Combination Proposal and for all other Proposals presented at the Live Oak Extraordinary General Meeting. These agreements apply to the Business Combination Proposal and for all other Proposals presented to Live Oak shareholders in this proxy statement/prospectus.

The Sponsor has waived any redemption rights, including with respect to Live Oak Class A Ordinary Shares purchased in the aftermarket, in connection with Business Combination. No consideration was provided in exchange for the Sponsor’s waiver of its redemption rights. The Sponsor Shares held by the Sponsor have no redemption rights upon Live Oak’s liquidation and will be worthless if no business combination is effected by Live Oak by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders).

Quorum and Required Vote for Proposals

A quorum of Live Oak shareholders is necessary to hold a valid meeting. A quorum will be present at the Live Oak Extraordinary General Meeting if one-third of the Live Oak Ordinary Shares issued and outstanding and entitled to vote at the Live Oak Extraordinary General Meeting are represented in person online or by proxy at the Live Oak Extraordinary General Meeting. Abstentions will count as present for the purposes of establishing a quorum. Broker non-votes will not be counted for purposes of establishing a quorum.

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendments Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Live Oak Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Live Oak Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Accordingly, a Live Oak shareholder’s failure to vote by proxy or to vote virtually in person at the Live Oak Extraordinary General Meeting on any of the Proposals (including by abstaining on each of the Proposals) will have no effect on the outcome. However, if a Live Oak shareholder votes any shares by proxy or virtually in person at the Live Oak Extraordinary General Meeting on any Proposal, the failure to vote such shares on other Proposals (including by abstaining on the Business Combination Proposal) will have the same effect as a vote “AGAINST” such other Proposals.

The Required Proposals are conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals (which do not include the Organizational Documents Proposals or the Adjournment Proposal). Unless the Business Combination Proposal is approved, the other Required Proposals will not be presented to the shareholders of Live Oak at the Live Oak Extraordinary General Meeting. The Adjournment Proposal is not conditioned on any other proposal.

It is important for you to note that in the event the Required Proposals (consisting of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal) do not receive the requisite vote for approval, then Live Oak will not consummate the Business Combination. If Live Oak does not consummate the Business Combination and fails to complete an initial business combination by February 27, 2027 and does not seek to obtain the approval of its shareholders for an Extension, Live Oak will be required to cease all operations except for the purposes of winding up, redeem its Public Shares and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses).

Abstentions and Broker Non-Votes

Abstentions will have no effect on the outcome of the vote on any of the Proposals.

The approval of each of the Business Combination Proposal, the Charter Proposal, the Organizational Documents Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal, the Insider Letter Amendments Proposal and the Adjournment Proposal requires an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. The approval of the Domestication Proposal requires a special resolution of the Live Oak Class B Shareholders under the Current Charter and Cayman Islands law, being a resolution passed by at least two-thirds (2/3) of the votes which are cast by the Live Oak Class B Shareholders as, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Accordingly, a Live Oak shareholder’s failure to vote by proxy or to vote virtually in person at the Live Oak Extraordinary General Meeting on any of the Proposals (including by abstaining on each of the Proposals) will have no effect on the outcome. However, if a Live Oak shareholder votes any shares by proxy or virtually in person at the Live Oak Extraordinary General Meeting on any Proposal, the failure to vote such shares on other Proposals (including by abstaining on the Business Combination Proposal) will have the same effect as a vote “AGAINST” such other Proposals.

Recommendation of the Live Oak Board

The Live Oak Board has determined that each of the Proposals is fair, advisable and in the best interests of Live Oak and has unanimously approved such Proposals. The Live Oak Board unanimously recommends that shareholders vote “FOR” each of the Proposals.

When you consider the recommendation of Live Oak Board in favor of approval of the Proposals, you should keep in mind that the Sponsor, members of Live Oak Board and officers have interests in the Business Combination that may be different from or in addition to (or which may conflict with) your interests as a shareholder. These interests include, among other things, the fact:

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[   ] million, assuming the per share value of the Sponsor Shares is the same as the $[   ] closing price of the Class A Ordinary Shares on the Nasdaq on [   ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value

of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[   ] million, assuming the per warrant value of the Private Warrant is the same as the $[   ] closing price of the Public Warrants on the Nasdaq on [    ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [   ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[   ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[   ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

In addition to the interests of the Sponsor and Live Oak’s executive officers and directors in the Business Combination, Live Oak shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Live Oak shareholders, including the following:

•

that pursuant to the terms of the Underwriting Agreement, the IPO Underwriter may receive deferred underwriting fees in an amount equal to up to $0.30 per Unit issued in the IPO, or $6,900,000, which fees are payable only if Live Oak completes an initial business combination, provided that such deferred amount is subject to pro rata reduction based on the extent of redemptions that reduce the amount of the Trust Account at or prior to the time of Live Oak’s consummation of the initial business combination and will otherwise be allocated to members of FINRA who have assisted in the consummation of the initial business combination, at the discretion of the Sponsor;

•

that pursuant to the terms of the Deferred Advisory Agreement, Santander is entitled to receive cash fees (up to 15% of which may be allocated, in Live Oak’s discretion, to Compass Point), which amount is payable solely upon consummation by Live Oak of an initial business combination;

•

that pursuant to the terms of the Placement Agent Agreement with Live Oak, Santander, in its capacity as placement agent, is entitled to receive cash fees equal to 3.00% of the gross proceeds from PIPE Investors, subject to certain exclusions, and reimbursement for certain expenses associated with Santander’s services as placement agent, subject to and contingent upon the consummation of the PIPE Investment;

•

that pursuant to the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Santander is entitled to receive a customary advisory fee, subject to certain adjustments (as well as a fee in respect of services as placement agent to Teamshares in respect of a Bridge Financing (if any such transaction is consummated by Teamshares (or the Combined Company) at or prior to the Closing, cash fees conditioned upon consummation thereof), payable to Santander in connection with the closing of the Business Combination.

In connection with the proposed Business Combination, Live Oak, Teamshares and Santander also entered into a deSPAC Agreement with respect to due diligence review to be carried out by Santander in connection with the proposed Business Combination which includes an acknowledgement of the multiple roles Santander is or would be playing in connection with the proposed Business Combination.

Additionally, under the terms of the Placement Agent Agreement, Live Oak acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor to Teamshares and Live Oak agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to the Live Oak pursuant to the Placement Agent Agreement, (ii) Santander acting as placement agent to the Teamshares in connection with any other financing transaction conducted by Teamshares in connection with the Business Combination (including a Bridge Financing, if any), (iii) Santander acting as financial advisor and capital markets advisor to Teamshares, and/or (iv) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement.

Further, under the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Teamshares acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor and placement agent to Teamshares and Teamshares agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to Live Oak pursuant to the Placement Agent Agreement, and as underwriter for the Live Oak IPO and the potential recipient, in such capacity, of deferred underwriting and deferred advisory fees pursuant to the Underwriting Agreement and Deferred Advisory Fee Agreement; (ii) Santander acting as placement agent to Teamshares in connection with any other primary issuance of equity securities at a fixed pre-money valuation, or certain equity-linked securities in a Bridge Financing, if any, and (iii) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement with Teamshares.

The members of the Live Oak Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Live Oak shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Live Oak Board in making their recommendation that you vote in favor of the approval of the Business Combination, Live Oak did not rely advice or recommendations by Santander in its decision-making with respect to the transaction with Teamshares and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Teamshares, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Live Oak Board determined that the overall benefits expected to be received by Live Oak and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from Santander’s interests in potential compensation payable to Santander by each of Live Oak and Teamshares, respectively, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing of the Transaction as described above. In addition, the Live Oak Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Live Oak with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Voting Your Shares

Each Live Oak Ordinary Share that you own in your name entitles you to one vote. If you are a record owner of your shares, there are three ways to vote your Live Oak Ordinary Shares at the Live Oak Extraordinary General Meeting:

1.	Vote by internet.

•

Before the meeting: Go online to www.cstproxyvote.com. Use the internet to transmit your proxy with your voting instructions and for electronic delivery information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or obtain a proxy from the record holder of your shares allowing you to submit a proxy via the internet with respect thereto.

•	During the meeting: Go online to www.cstproxy.com/[ ]. You will be able to attend the Live Oak Extraordinary General Meeting online and vote your shares electronically until voting is closed. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or other nominee, you should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares. However, if your shares are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee. That is the only way we can be sure that the broker, bank or nominee has not already voted your Live Oak Ordinary Shares.

2.

Vote by mail. Mark, date, sign and mail promptly the enclosed proxy card (a postage-paid envelope is provided for mailing in the United States). By signing the proxy card and returning it in the enclosed prepaid and addressed envelope, you are authorizing the individuals named on the proxy card to vote your shares at the Live Oak Extraordinary General Meeting in the manner you indicate. You are encouraged to sign and return the proxy card even if you plan to attend the Live Oak Extraordinary General Meeting so that your shares will be voted if you are unable to attend the Live Oak Extraordinary General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please sign and return all proxy cards to ensure that all of your shares are voted. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Live Oak Extraordinary General Meeting. If you sign and return the proxy card but do not give instructions on how to vote your shares, your Live Oak Ordinary Shares will be voted as recommended by our Board. Our Board recommends voting “FOR” the Proposals. Proxies submitted by mail should be received by [  ], 2025 in order to ensure that they are counted at the Live Oak Extraordinary General Meeting.

Revoking Your Proxy; Changing Your Vote

If you are a record owner of your shares and you give a proxy, you may change your vote or revoke your proxy at any time before it is exercised at the Live Oak Extraordinary General Meeting by doing any one of the following:

•

submitting a valid, later-dated proxy card or proxy via the internet or by telephone before 11:59 p.m., Eastern Time, on the calendar day immediately preceding the Live Oak Extraordinary General Meeting, or by mail that is received prior to the Live Oak Extraordinary General Meeting;

•

sending a written revocation of a proxy to Live Oak’s secretary at 4921 William Arnold Road, Memphis, TN 38117, that bears a date later than the date of the proxy you want to revoke and is received prior to the date of the Live Oak Extraordinary General Meeting; or

•

attending the Live Oak Extraordinary General Meeting (or, if the Live Oak Extraordinary General Meeting is adjourned or postponed, attending the applicable adjourned or postponed meeting) and voting in person online, which automatically will cancel any proxy previously given, or revoking your proxy in person online, but your attendance alone will not revoke any proxy previously given.

If your shares are held in “street name” or are in a margin or similar account, you should contact your broker for information on how to change or revoke your voting instructions.

Who Can Answer Your Questions About Voting Your Shares

If you are a shareholder and have any questions about how to vote or direct a vote in respect of your Live Oak Ordinary Shares, you may contact [   ], Live Oak’s proxy solicitor, at:

[   ]

No Additional Matters May Be Presented at the Live Oak Extraordinary General Meeting.

The Live Oak Extraordinary General Meeting has been called only to consider the approval of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Organizational Documents

Proposals, the Incentive Plan Proposal, the Nasdaq Proposal, the Director Election Proposal and, if presented at the Live Oak Extraordinary General Meeting, the Adjournment Proposal. Under the Current Charter, other than procedural matters incident to the conduct of the Live Oak Extraordinary General Meeting, no other matters may be considered at the Live Oak Extraordinary General Meeting if they are not included in this proxy statement/prospectus, which serves as the notice of the Live Oak Extraordinary General Meeting.

Redemption Rights

Pursuant to the Current Charter, any holders of Public Shares may demand that such shares be redeemed in exchange for a pro rata share of the aggregate amount on deposit in the Trust Account, less taxes payable and up to $100,000 of interest to pay dissolution expenses, calculated as of two (2) business days prior to the consummation of the Business Combination. If demand is properly made in accordance with the procedures reflected in this proxy statement/prospectus and the Business Combination is consummated, these shares, immediately prior to the Business Combination, will cease to be outstanding and will represent only the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account (calculated as of two (2) business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account (net of taxes payable)). For illustrative purposes, based on funds in the Trust Account of approximately $[   ] million on [    ], 2025, the estimated per share redemption price would have been approximately $[   ]. A public shareholder, together with any of such shareholder’s affiliates or any other person with whom it is acting in concert or as a “group” (as defined under Section 13 of Exchange Act) will be restricted from redeeming in the aggregate such shareholder’s shares or, if part of such a group, the group’s shares, with respect to 15% or more of the Live Oak Ordinary Shares included in the Units.

In order to exercise redemption rights, holders of Public Shares must:

•

prior to 5:00 p.m. Eastern Time on [  ], 2025 (two (2) business days before the Live Oak Extraordinary General Meeting), tender your shares physically or electronically using The Depository Trust Company’s DWAC system and submit a request in writing that your Public Shares be redeemed for cash to CST, Live Oak’s transfer agent, at the following address:

Continental Stock Transfer & Trust Company One State Street Plaza, 30th Floor

New York, New York 10004 Attention: SPAC Redemption Team

E-mail: spacredemptions@continentalstock.com

•

In your request to CST for redemption, you must also affirmatively certify if you “ARE” or “ARE NOT” acting in concert or as a “group” (as defined in Section 13d-3 of the Exchange Act) with any other shareholder with respect to Live Oak Ordinary Shares; and

•

deliver your Public Shares either physically or electronically through DTC to Live Oak’s transfer agent at least two (2) business days before the Live Oak Extraordinary General Meeting. Public Shareholders seeking to exercise redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent and time to effect delivery. It is Live Oak’s understanding that shareholders should generally allot at least two weeks to obtain physical certificates from the transfer agent. However, Live Oak does not have any control over this process, and it may take longer than two weeks. Shareholders who hold their Public Shares in “street name” will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your Public Shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests (and submitting shares to the transfer agent) and thereafter, with Live Oak’s consent, until the consummation of the Business Combination, or such other date and time as determined by the Live Oak Board. If you delivered your shares for redemption to Live Oak’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that Live Oak’s transfer agent return the shares (physically or electronically). You may make such request by contacting Live Oak’s transfer agent at the phone number or address listed above.

If Live Oak receives valid redemption requests from holders of Public Shares prior to the redemption deadline, Live Oak may, at its sole discretion, following the redemption deadline and until the date of Closing (or such earlier date and time, if any, as Live Oak may determine in its sole discretion), seek and permit withdrawals by one or more of such holders of their redemption requests. Live Oak may select which holders to seek such withdrawals of redemption requests from based on any factors we may deem relevant, and the purpose of seeking such withdrawals may be to increase the funds held in the Trust Account. If a holder of Public Shares delivered its Public Shares for redemption to the transfer agent and decides within the required timeframe not to exercise its redemption rights, it may request that the transfer agent return the shares (physically or electronically). The holder can make such request by contacting the transfer agent, at the address or email address listed in this joint proxy statement/consent solicitation statement/prospectus.

Prior to exercising redemption rights, shareholders should verify the market price of Live Oak Ordinary Shares as they may receive higher proceeds from the sale of their Live Oak Ordinary Shares in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. We cannot assure you that you will be able to sell your Live Oak Ordinary Shares in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in Live Oak Ordinary Shares when you wish to sell your shares.

If you exercise your redemption rights, your Live Oak Ordinary Shares will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination. You will no longer own those shares and will have no right to participate in, or have any interest in, the future growth of the Combined Company, if any. You will be entitled to receive cash for these shares only if you properly and timely demand redemption.

If the Business Combination is not consummated and Live Oak otherwise does not consummate an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will be required to dissolve and liquidate its Trust Account by returning the then-remaining funds in such account to the public shareholders (net of taxes payable and up to $100,000 of interest to pay dissolution expenses) and the Warrants will expire worthless.

Appraisal Rights

Live Oak shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

Proxy Solicitation

Live Oak is soliciting proxies on behalf of its board of directors. This solicitation is being made by mail but also may be made by telephone or in person. Live Oak and its directors, officers and employees may also solicit proxies in person. Live Oak will file with the SEC all scripts and other electronic communications as proxy soliciting materials. Live Oak will bear the cost of the solicitation.

Live Oak has hired [  ] to assist in the proxy solicitation process. Live Oak will pay that firm a fee of $[  ], plus disbursements of its expenses in connection with the services relating to the Live Oak Extraordinary General Meeting.

Live Oak will ask banks, brokers and other institutions, nominees and fiduciaries (“other nominees”) to forward the proxy materials to their principals and to obtain their authority to execute proxies and voting instructions. Live Oak will reimburse them for their reasonable expenses in connection with such efforts.

Potential Purchases of Public Shares and/or Warrants

At any time prior to the Live Oak Extraordinary General Meeting, Live Oak’s Sponsor, directors or officers or Teamshares and/or their respective affiliates, during a period when they are not then aware of any material non-public information regarding Live Oak or Live Oak’s securities, may purchase Units, Live Oak Class A Ordinary Shares, or Public Warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire Public Shares or vote their shares in favor of the Business Combination Proposal. The purpose of such share purchases and other transactions would be to increase the likelihood that the Proposals are approved at the Live Oak Extraordinary General Meeting or to provide additional equity financing. Any such share purchases and other transactions may thereby increase the likelihood of obtaining shareholder approval of the Business Combination. This may result in the completion of the Business Combination that may not otherwise have been possible. As of the date of this proxy statement/prospectus, none of Live Oak’s Sponsor, directors or officers has any plans to make any such purchases. Live Oak will file a Current Report on Form 8-K to disclose any arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the Proposals. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons.

Entering into any such incentive arrangements may have a depressive effect on outstanding Live Oak Ordinary Shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares he owns, either prior to or immediately after the Live Oak Extraordinary General Meeting.

The existence of financial and personal interests of Live Oak’s directors and officers may result in conflicts of interest, including a conflict between what may be in the best interests of Live Oak and its shareholders and what may be best for a director’s personal interests when determining to recommend that shareholders vote for the Proposals. See the sections entitled “Risk Factors,” “The Business Combination Proposal (Proposal 1) — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination” and “Beneficial Ownership of Securities” for more information and other risks.

THE BUSINESS COMBINATION PROPOSAL (PROPOSAL 1)

General

Holders of Live Oak Ordinary Shares are being asked to consider and vote on a proposal to approve, by ordinary resolution, the Merger Agreement and the Business Combination. Live Oak shareholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus. Please see the section entitled “The Merger Agreement” below, for additional information and a summary of certain terms of the Merger Agreement. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.

Because Live Oak is holding a shareholder vote on the Business Combination, Live Oak may consummate the Business Combination only if it is approved by the affirmative vote of the holders of a simple majority of the votes cast by the holders of the Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting, voting together as a single class.

The Merger Agreement

This section describes the material provisions of the Merger Agreement but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement and the related agreements; a copy of the Merger Agreement is attached as Annex A hereto, which is incorporated herein by reference. Live Oak shareholders and other interested parties are urged to read such agreement in its entirety because it is the primary legal document that governs the Business Combination. Unless otherwise defined herein, the capitalized terms used in this section “Proposal 1: The Business Combination Proposal — The Merger Agreement” are defined in the Merger Agreement.

The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates, including, in some cases, as of the Closing of the Business Combination. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Merger Agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the disclosure schedules attached thereto which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to shareholders. The disclosure schedules were used for the purpose of allocating risk among the parties rather than establishing matters as facts. Live Oak does not believe that the disclosure schedules contain information that is material to an investment decision.

On November 14, 2025, Live Oak entered into an Agreement and Plan of Merger with Teamshares Inc., a Delaware corporation, Catalyst Sub Inc., a Delaware corporation and wholly-owned subsidiary of Live Oak, Catalyst Sub 2 LLC, a Delaware limited liability company and a wholly-owned subsidiary of Live Oak, Live Oak Sponsor V LLC, a Delaware limited liability company, solely in the capacity from and after the closing of the transactions contemplated by the Merger Agreement as representative of the shareholders of Live Oak (other than the former securityholders of Teamshares and their respective successors and assigns) in accordance with the terms and conditions of the Merger Agreement, and Brian Gaebe, solely in the capacity from and after the Closing as the representative of the Earnout Participants (as defined below) and their respective successors and assignees in accordance with the terms and conditions of the Merger Agreement.

Pursuant to the Merger Agreement, and subject to the terms and conditions set forth therein, in connection with the consummation of the proposed Business Combination, among other things: (i) prior to the Closing, Live Oak shall de-register from the Register of Companies in the Cayman Islands and transfer by way of continuation out of the Cayman Islands and into the State of Delaware so as to become a Delaware corporation; (ii) following the Domestication, on the Closing Date, Merger Sub will merge with and into Teamshares with Teamshares surviving such merger as a wholly-owned subsidiary of Live Oak; and (iii) immediately following the First Merger and as part of the same overall transaction as the First Merger, the Surviving Corporation will merge with and into Merger Sub II, with Merger Sub II surviving such merger as a wholly-owned subsidiary of Live Oak. It is proposed that, upon the Closing, Live Oak will change its name to “Teamshares Inc.”

The Merger Agreement provides that the total consideration to be delivered at the Closing to Teamshares stockholders as of immediately prior to the First Effective Time and holders of options to purchase shares of Teamshares common stock that are “in-the-money” as of immediately prior to the First Effective Time will consist of a number of newly-issued shares of shares of Combined Company Common Stock, par value $0.0001 per share, and options to purchase Combined Company Common Stock, with an aggregate value equal to the sum of (i) $525.0 million plus (ii) the aggregate amount of financing (if any is consummated between the date of execution of the Merger Agreement and the Closing Date, in accordance with the terms of the Merger Agreement) from subscription, purchase or similar financing agreements for debt investments, preferred equity or other equity-linked securities that are converted to Teamshares common stock and are outstanding as of immediately prior the First Effective Time, with each share of Combined Company Common Stock to be valued, for such purpose, at $10.00 per share. The Merger Agreement also provides that the Teamshares Stockholders and certain holders of Assumed Options, as further described below (collectively referred to as Earnout Participants, as further described below), may be entitled to receive additional shares of Combined Company Common Stock (described below as Earnout Shares) upon the future occurrence, if any, of certain events within a five-year period after the Closing Date, subject to satisfaction of certain additional conditions, as further described below. For the avoidance of doubt, other than the Teamshares Stockholders (including investors in Interim Financing Transactions, if any, whose investments convert into Teamshares capital stock prior to the First Effective Time) and holders of in-the-money Company Options, no holder of Teamshares securities will receive any consideration under or in connection with the Merger Agreement.

As a result of the Mergers, and upon the Closing, among other things:

•

All of the issued and outstanding capital stock of Teamshares as of immediately prior to the First Effective Time shall automatically be cancelled and cease to exist, in exchange for the rights of (A) each Teamshares Stockholder to receive its pro rata share of the Stockholder Merger Consideration and (B) each eligible Earnout Participant to receive certain Earnout Shares, if any are issued in accordance with the terms and conditions of the Merger Agreement; and

•

All outstanding “in-the-money” options to purchase shares of Teamshares common stock as of immediately prior to the First Effective Time shall be assumed by the Combined Company and replaced with Assumed Options, subject to equitable adjustments to the exercise prices and number of shares for which such Assumed Options are exercisable, all upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with applicable law; and

•	All Teamshares warrants, convertible debt, “out-of the-money” options and other convertible securities outstanding and not exercised or converted prior to the First Effective Time will be terminated.

The Merger Agreement also provides that, after the Closing, (1) former Teamshares Stockholders and (2) holders of Assumed Options who (i) were employed by, or in service with, the Surviving Corporation or its subsidiaries as of immediately following the First Effective Time and (ii) remain continuously employed by, or in service with, the Surviving Entity or its subsidiaries from the Closing Date until immediately prior to an applicable Triggering Event, as further described below will have the contingent right to receive up to an additional 6,000,000 shares of Combined Company Common Stock in the event that, during the Earnout Period, (a) certain post-Closing Combined Company Common Stock trading-price-based metrics are achieved, or (b) the Combined Company enters into and consummates a transaction which results in a change of control and in which the implied consideration per share of Combined Company Common Stock is equal to or greater than $12.00 (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations).

Pursuant to a letter agreement entered into by the Sponsor contemporaneously with the execution of the Merger Agreement, the Sponsor has agreed that (i) to the Deferred Founder Shares shall held by the Sponsor shall be restricted shares, subject to the Founder Share Post-Closing Conditions during the Founder Share Measurement Period and (ii) the fifty percent (50%) of the additional 1,150,000 Founder Shares, if any, that are not used by the Sponsor, in its sole discretion, to incentivize commitments from investors in financing transactions and are not forfeited at the Closing will also be subject to forfeiture and shall vest only if such Founder Share Trigger Events are achieved during the Founder Share Measurement Period.

Simultaneously with the execution of the Merger Agreement, Live Oak entered into subscription agreements with certain investors, pursuant to which, and on the terms and subject to the conditions of which, such Initial PIPE Investors have agreed to subscribe for and purchase from Live Oak 13,695,652 Class A Ordinary Shares in exchange for an aggregate purchase price equal to approximately $126.0 million to be consummated substantially concurrently with the Closing. Consummation of the Initial PIPE Investment is conditioned on the concurrent Closing of the Business Combination and other customary closing conditions. Each Initial PIPE Investor has agreed that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Live Oak’s Trust Account held for its public shareholders, and has agreed not to, and waived any right to, make any claim against the Trust Account (including any distributions therefrom).

Representations and Warranties

The Merger Agreement contains customary representations and warranties made by each of Live Oak and Teamshares. Certain of the representations and warranties are qualified by materiality or Material Adverse Effect, as well as information provided in the disclosure schedules to the Merger Agreement. As used in the Merger Agreement, “Material Adverse Effect” means, with respect to any specified person or entity, any fact, event, occurrence, change or effect that (i) has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon the business, assets, liabilities, customer relationships, operations, results of operations or condition (financial or otherwise) of such person or entity and its subsidiaries, taken as a whole, or (ii) does or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of such person or entity or any of its subsidiaries on a timely basis to consummate the Business Combination, subject to customary exceptions with respect to clause (i) above.

No Survival

The representations and warranties of the parties contained in the Merger Agreement terminate as of, and do not survive, the Closing, and there are no indemnification rights for another party’s breach. The covenants and agreements of the parties contained in the Merger Agreement do not survive the Closing, except those covenants and agreements to be performed after the Closing, which covenants and agreements will survive until fully performed.

Covenants of the Parties

Each party agreed in the Merger Agreement to use its commercially reasonable efforts to effect the Closing. The Merger Agreement also contains certain customary covenants by each of the parties during the period between the signing of the Merger Agreement and the earlier of the Closing or the termination of the Merger Agreement in accordance with its terms, including those relating to: (i) the provision of access to their properties, books and personnel; (ii) the operation of their respective businesses in the ordinary course of business; (iii) the provision of financial statements by Teamshares to Live Oak; (iv) Live Oak’s public filings; (v) no insider trading; (vi) notifications of certain breaches, consent requirements or other matters; (vii) efforts to consummate the Closing; (viii) tax matters; (ix) further assurances; (x) public announcements; and (xi) confidentiality.

Each party also agreed during the Interim Period not to solicit or enter into a competing alternative transaction in accordance with customary terms and provisions set forth in the Merger Agreement.

The Merger Agreement also contains certain customary post-Closing covenants regarding (a) maintenance of books and records; (b) indemnification of directors and officers and the purchase of directors’ and officers’ tail liability insurance; and (c) use of trust account proceeds.

The parties made customary covenants regarding the registration statement on Form S-4 to be filed by Live Oak and Teamshares with the SEC under the Securities Act of 1933, as amended, to register the shares of Live Oak common stock to be issued as Merger Consideration Shares. The Registration Statement also will contain Live Oak’s proxy statement to solicit proxies from Live Oak’s shareholders to approve, among other things, (i) the Merger Agreement and the Business Combination, including the Merger and the Domestication; (ii) to the extent required by Nasdaq, the issuance of any shares in connection with the Transaction Financing (as defined below), including the approval of the issuance of more than 20% of the outstanding Live Oak common stock; (iii) the effecting of the Domestication, including adoption of the new organizational documents of Live Oak after the Domestication; (iv) the change of name of Live Oak to “Teamshares, Inc.” and the adoption and approval of the new amended and restated organizational documents of Live Oak; (v) the adoption and approval of the Incentive Plan (as defined below); (vi) the appointment of the post-Closing board of directors; and (vii) the approval of the Insider Letter Agreement Amendment (as defined below).

In addition, Teamshares agreed that as promptly as practicable after the Registration Statement has become effective, the requisite vote of Teamshares stockholders, by resolutions duly adopted at a meeting of Teamshares’ stockholders or by unanimous written consent, shall have authorized, approved and consented to, the execution, delivery and performance of the Merger Agreement and each of the Ancillary Documents to which Teamshares is or is required to be a party or bound, and the consummation of the Business Combination, including the Mergers and the Domestication.

The parties agreed that the post-Closing board of directors will consist of up to nine directors, at least a majority of which will qualify as “independent directors” under the listing rules of Nasdaq. Two directors will be designated by Live Oak prior to the Closing.

Live Oak agreed to use its reasonable best efforts during the Interim Period to enter into financing agreements with potential investors (whether structured as a private placement of common equity, convertible preferred equity, convertible debt or other securities convertible into or that have the right to acquire common equity, as trust account non-redemption or backstop arrangements or otherwise), in each case on terms mutually agreeable to Teamshares and Live Oak, acting reasonably; provided, that, the foregoing shall not require the Sponsor to forfeit or transfer any direct or indirect interest in its Live Oak securities other than as contemplated by the Sponsor Letter Agreement (as defined below).

Teamshares may, from time to time, enter into subscription, purchase or similar financing agreements for debt investments, preferred equity or other equity-linked securities that are convertible to Teamshares common stock, on terms mutually agreeable to Teamshares and Live Oak, acting reasonably.

Live Oak and Teamshares agreed to use their commercially reasonable efforts to agree, prior to the Closing, to a form of equity incentive plan that provides for the grant of equity and equity-based incentive awards to eligible service providers of Teamshares and its subsidiaries following the Closing, which will provide for awards for a number of shares of Live Oak common stock equal to five percent (5%) of the aggregate number of shares of Live Oak common stock issued and outstanding immediately after the Closing. Within five (5) business days following the expiration of the sixty (60) day period following the date Live Oak has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company, Live Oak shall file an effective registration statement on Form S-8 (or other applicable form) with respect to the shares of Live Oak common stock issuable under the Incentive Plan, and Live Oak shall use reasonable efforts to maintain the effectiveness of such registration statement(s) (and maintain the current status of the prospectus or prospectuses contained therein) for so long as awards granted pursuant to the Incentive Plan remain outstanding.

Live Oak agreed not to, and to cause its subsidiaries not to (including, following the Closing, Teamshares and its subsidiaries), take or omit to take any action that is in bad faith, the primary purpose or primary effect of which is to frustrate, delay or prevent the occurrence of any Triggering Event, avoiding, reducing or preventing the achievement or attainment of the Earnout Share Price Targets or the vesting or issuance of any Earnout Shares. Notwithstanding the foregoing, following the Closing, Live Oak and its subsidiaries (including, following the Closing, Teamshares and its subsidiaries) will be entitled to operate their respective businesses, and take or omit to take actions, based on the business requirements of Live Oak and its subsidiaries.

Teamshares agreed to deliver PCAOB-audited financial statements for its fiscal years ended December 31, 2023 and December 31, 2024 to Live Oak within thirty (30) days following the date of the Merger Agreement.

Conditions to Closing

The Merger Agreement contains customary conditions to Closing, including the following mutual conditions of the parties (unless waived): (i) approval of the shareholders of Live Oak; (ii) approval of the stockholders of Teamshares; (iii) approvals of any required governmental authorities and completion of the HSR Act expiration periods; (iv) no law preventing the Business Combination; (v) the Registration Statement having been declared effective by the SEC; (vi) approval for listing on Nasdaq or NYSE of the Live Oak common stock to be issued in connection with the Business Combination; and (vii) consummation of Domestication.

It shall also be a mutual closing condition that Live Oak shall have cash and cash equivalents equal to at least $120,000,000, including funds remaining in Live Oak’s trust account (after giving effect to the completion and payment of the redemption of its public shareholders), plus the aggregate proceeds from all Transaction Financings (including Interim Period Financing), whether received by Live Oak or Teamshares.

In addition, unless waived by Teamshares, the obligations of Teamshares to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Live Oak of customary certificates and other Closing deliverables: (i) (a) the fundamental representations and warranties of Live Oak being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Live Oak being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Live Oak; (ii) Live Oak having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with by it on or prior to the date of the Closing and (iii) the absence of any Material Adverse Effect with respect to Live Oak since the date of the Merger Agreement which is continuing and uncured.

Unless waived by Live Oak, the obligations of Live Oak, Merger Sub and Merger Sub II to consummate the Business Combination are subject to the satisfaction of the following additional Closing conditions, in addition to the delivery by Teamshares of customary certificates and other Closing deliverables and ancillary documents: (i) (a) the fundamental representations and warranties of Teamshares being true and correct in all material respects on and as of the date of the Merger Agreement and as of the date of the Closing, except to the extent made as of a particular date (subject to certain materiality qualifiers); (b) subject to certain exceptions, all the other representations and warranties of Teamshares being true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation set forth therein) in all respects on and as of the date of the Merger Agreement and as of the date of the Closing, except where the failure of such representations and warranties to be true and correct, individually or in the aggregate has not had and would not reasonably be expected to have a Material Adverse Effect on, or with respect to, Teamshares and its subsidiaries;

(ii) each of Teamshares and the Seller Representative having performed in all material respects its obligations and complied in all material respects with its covenants and agreements under the Merger Agreement required to be performed or complied with or by it on or prior to the date of the Closing; and (iii) the absence of any Material Adverse Effect with respect to Teamshares and its subsidiaries since the date of the Merger Agreement which is continuing and uncured.

Termination

The Merger Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including: (i) by mutual written consent of Live Oak and Teamshares; (ii) by either Live Oak or Teamshares, if any of the conditions to Closing have not been satisfied or waived by May 31, 2026; (iii) by either Live Oak or Teamshares, if a governmental authority of competent jurisdiction has issued, enforced, adopted or entered an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination, and such order or other action has become final and non-appealable (and so long as the terminating party is not the primary cause of, or resulted in, such order or action); (iv) by either Live Oak or Teamshares in the event of the other party’s uncured breach, if such breach would result in the failure of the related Closing condition (and so long as the terminating party is not in breach under the Merger Agreement so as to prevent the conditions to Closing to be satisfied); (v) by Live Oak if there has been a Material Adverse Effect on Teamshares and its subsidiaries following the date of the Merger Agreement, which is uncured and continuing; (vi) by Teamshares if there has been a Material Adverse Effect on Live Oak following the date of the Merger Agreement, which is uncured and continuing; (vii) by either Live Oak or Teamshares, if Live Oak holds the extraordinary general meeting of its shareholders to approve the Merger Agreement and the Business Combination, and the required shareholder approval is not obtained; (viii) by either Live Oak or Teamshares, if Teamshares holds its special meeting, and the required Teamshares shareholder approval is not obtained; (ix) by Live Oak, if (A) Teamshares has not delivered the GAAP Audited Company Financials to Live Oak within ninety (90) days from the date of the Merger Agreement (provided, that such termination right may no longer be exercised by Live Oak after Teamshares has delivered to Live Oak the GAAP Audited Company Financials) or (B) the GAAP Audited Company Financials, when delivered, are materially different from the financial statements Teamshares previously provided to Live Oak in an adverse manner and (x) by Teamshares if Live Oak Class A Ordinary Shares have become delisted from Nasdaq and are not relisted on the Nasdaq or the New York Stock Exchange within sixty (60) days after such delisting.

If the Merger Agreement is terminated, subject to the payment of a termination fee, if applicable, all further obligations of the parties under the Merger Agreement (except for certain obligations related to publicity, confidentiality, fees and expenses, trust fund waiver, no recourse, termination and general provisions) will terminate, and no party to the Merger Agreement will have any further liability to any other party thereto, except for liability for fraud or for willful breach of any covenant, obligation or agreement in the Merger Agreement prior to termination.

In the event of a termination of the Merger Agreement as a result of a material breach by either party, the breaching party will be required to pay a termination fee to the non-breaching party of $3,500,000 plus transaction expenses, with such transaction expenses not to exceed $400,000.

Trust Account Waiver

Teamshares and the Seller Representative each agreed that they and their affiliates will not have any right, title, interest or claim of any kind in or to any monies in Live Oak’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom) other than in connection with the Closing.

SPAC Representative

The Sponsor is serving as the SPAC Representative under the Merger Agreement, and in such capacity will represent the interests of Live Oak’s shareholders (other than the Teamshares securityholders and their respective successors and assigns) and their respective successors and assignees after the Closing with respect to the Merger Agreement and certain Ancillary Documents following the Closing.

Governing Law

The Merger Agreement is governed by the laws of the State of Delaware and the parties are subject to exclusive jurisdiction of federal and state courts located in the State of Delaware (and any appellate courts thereof).

Related Agreements

This section describes the material provisions of certain additional agreements entered into or to be entered into pursuant to the Merger Agreement but does not purport to describe all of the terms thereof or include all of the additional agreements entered into or to be entered into pursuant to the Merger Agreement. The following summary is qualified in its entirety by reference to the complete text of each of the related agreements. Live Oak shareholders and other interested parties are urged to read such related agreements in their entirety.

Voting Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, Live Oak and Teamshares entered into Voting and Support Agreements (collectively, the “Voting Agreements”) with certain shareholders of Teamshares (the “Significant Company Holders”) holding sufficient voting power to approve the Mergers and the Business Combination, pursuant to which, among other things, the Significant Company Holders agreed to vote their shares of Teamshares stock in favor of the adoption of the Merger Agreement, the Ancillary Documents and the approval of the Business Combination, subject to certain customary conditions. The Significant Company Holders also agreed to provide a proxy to Live Oak to vote such shares of Teamshares stock pursuant to the foregoing. Pursuant to the Voting Agreements, the Significant Company Holders also agreed to take certain other actions in support of the Merger Agreement and related transactions (and any actions required in furtherance thereof) and refrain from taking actions that would adversely affect such Significant Company Holders’ ability to perform their obligations under the Voting Agreements. Pursuant to the Voting Agreements, the Significant Company Holders also agreed not to transfer their shares of Teamshares stock during the period from and including the date of the Voting Agreement and the date on which the Voting Agreement is terminated.

Significant Company Holder Lock-Up Agreements

Contemporaneously with the execution and delivery of the Merger Agreement, each Significant Company Holder entered into a lock-up agreement (the “Significant Company Holder Lock-Up Agreement”) with Live Oak and the SPAC Representative. Pursuant to the Significant Company Holder Lock-Up Agreements, each Significant Company Holder agreed not to (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or enter into any agreement to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations of the SEC promulgated thereunder with respect to, any securities received by the Teamshares stockholders in the Business Combination (including the Earnout Shares and shares of Live Oak common stock underlying the Assumed Options, collectively the “Restricted Securities”), (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Restricted Securities, or (iii) publicly announce the intention to do any of the foregoing (each of the foregoing (i), (ii) and (iii), a “Transfer,” in each case, subject to certain customary transfer exceptions), for a period commencing from the Closing and ending on the date that is six months after the Closing (subject to early release on the date after the Closing on which Live Oak consummates a liquidation, merger, stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Live Oak’s shareholders having the right to exchange their equity holdings in Live Oak for cash, securities or other property).

Management Lock-Up Agreements

Contemporaneously with the execution and delivery of the Merger Agreement, each member of the management team of Teamshares entered into a lock-up agreement (each, a “Management Lock-Up Agreement”) with Live Oak and the SPAC Representative. Pursuant to the Management Lock-Up Agreements, each member of the management team of Teamshares agreed not to Transfer the Restricted Securities for a period commencing from the Closing and ending on the four-year anniversary of the Closing (subject to early release on the earlier upon (A) the date on which the volume-weighted average trading price of one share of Live Oak common stock quoted on Nasdaq (or such other exchange on which the shares of Live Oak common stock are then listed) equals or exceeds $25.00 per share for any 20 trading days within any 30 trading period commencing at least 150 days after the Closing, (B) the date after the Closing on which Live Oak consummates a liquidation, merger, stock exchange, reorganization or other similar transaction with an unaffiliated third party that results in all of Live Oak’s shareholders having the right to exchange their equity holdings in Live Oak for cash, securities or other property and (C) the holder’s employment is terminated without cause).

Non-Competition and Non-Solicitation Agreement

Prior to or at the Closing, each member of the management team of Teamshares will enter into a non-competition and non-solicitation agreement (each, a “Non-Competition and Non-Solicitation Agreement”) in favor of Teamshares and Live Oak and their respective present and future successors and direct and indirect subsidiaries (collectively, the “Covered Parties”). Pursuant to the Non-Competition and Non-Solicitation Agreements, the Teamshares Management Team will agree for a period of 2 years after the Closing not to compete with the Covered Parties and not to solicit the employees and customers of the Covered Parties. Each member of the management team will also agree not to disparage the Covered Parties and to customary confidentiality requirements.

Registration Rights Agreement

Prior to or at the Closing, Live Oak, the Sponsor, certain Teamshares shareholders who are expected to be affiliates of Live Oak immediately after the Closing and the Initial PIPE Investors (as defined below) will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”). Pursuant to the terms of the Registration Rights Agreement, Live Oak will be obligated to file a registration statement within thirty (30) days of Closing to register the resale of shares of common stock held by the Holders (as defined therein) after the Closing, including Earnout Shares, and to use its commercially reasonable efforts to have such registration statement declared effective as soon as reasonably practicable after the filing thereof, but no later than the earlier of (a) the ninetieth (90th) calendar day following the filing date thereof if the SEC notifies the Company that it will “review” the registration statement and (b) the fifth (5th) business day after the date the Company is notified by the SEC that the registration statement will not be “reviewed” or will not be subject to further review. The Registration Rights will also provide such Holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.

Insider Letter Agreement Amendment

Contemporaneously with the execution and delivery of the Merger Agreement, Live Oak, Sponsor and Teamshares entered into an amendment (the “Insider Letter Agreement Amendment”) to that certain letter agreement dated February 27, 2025 (the “Insider Letter Agreement”) by and among Sponsor and directors and officers of Live Oak (i) to add Teamshares as a third-party beneficiary to the Insider Letter Agreement and (ii) to amend the terms of the lock-up set forth in the Insider Letter to conform with the lock-up terms in the Significant Company Holder Lock-Up Agreements described above.

Sponsor Letter Agreement

Contemporaneously with the execution and delivery of the Merger Agreement, Live Oak entered into a letter agreement (the “Sponsor Letter Agreement”) with the Sponsor and Teamshares, pursuant to which, among other things, (i) the Sponsor agreed that the Deferred Founder Shares are subject to the Founder Shares Post-Closing Conditions during the Founder Share Measurement Period; (ii) the Sponsor may, solely at its option, use the Incentive Founder Shares to incentivize investors in a Transaction Financing, secure Trust Account non-redemption or backstop arrangements or otherwise provide support in connection with any Transaction Financing; and (iii) to the extent that the Sponsor has not transferred or forfeited all of the Incentive Founder Shares at or prior to the Closing pursuant to the foregoing clause (ii), then Sponsor shall forfeit fifty percent (50%) of the remaining Incentive Founder Shares at the Closing and Founder Post-Closing Restricted Shares shall become subject to forfeiture and shall vest only if certain of the Founder Share Post-Closing Conditions are achieved during the Founder Share Measurement Period; provided, however, that such Incentive Founder Shares and Deferred Founder Shares described in the foregoing clauses (i), (ii) and will remain subject to the transfer restrictions in the Insider Letter.

The Founder Post-Closing Restricted Shares shall vest and no longer be subject to forfeiture as follows:

•	Upon the achievement of the Tier I Share Price Target, 50% of the Founder Post-Closing Restricted Shares will vest and no longer be subject to forfeiture.

•	Upon the achievement of the Tier II Share Price Target, 50% of the Founder Post-Closing Restricted Shares will vest and no longer be subject to forfeiture.

Notwithstanding the foregoing, in the event that during the Earnout Period, Live Oak is subject to a Qualifying Change of Control, then, all of the Founder Post-Closing Restricted Shares that have not previously vested shall vest and shall no longer be subject to forfeiture.

PIPE Subscription Agreement

Contemporaneously with the execution of the Merger Agreement, certain investors (the “Initial PIPE Investors”) each entered into a subscription agreement (collectively, the “PIPE Subscription Agreements”) with Live Oak, pursuant to which, Live Oak agreed to issue, and the Initial PIPE Investors agreed to purchase, 13,695,652 shares of Live Oak common stock (the “Initial PIPE Shares”), at a purchase price of $9.20 per share for an aggregate purchase price of approximately $126.0 million, in a private placement (the “Initial PIPE Investment”). The consummation of the Initial PIPE Investment is conditioned on the concurrent Closing and other customary closing conditions. Each Initial PIPE Investor agreed in the PIPE Subscription Agreement that it and its affiliates will not have any right, title, interest or claim of any kind in or to any monies in Live Oak’s trust account held for its public shareholders, and agreed not to, and waived any right to, make any claim against the trust account (including any distributions therefrom).

Pursuant to the PIPE Subscription Agreements, Live Oak has agreed to file a registration statement registering the resale of the Initial PIPE Shares within thirty (30) calendar days after Closing and use commercially reasonable efforts to cause such registration statement to be declared effective as soon as practicable after the filing.

Each PIPE Subscription Agreement shall terminate and be void and of no further force and effect upon the earliest to occur of (i) such date and time as the Merger Agreement is terminated in accordance with its terms; (ii) the mutual written agreement of the respective parties to terminate such PIPE Subscription Agreement; or (iii) written notice by either party to the other party to terminate if the transactions contemplated by the PIPE Subscription Agreement are not consummated on or prior to the Outside Date.

Board of Directors and Management Following the Business Combination

The following persons are expected to be elected or appointed by the Combined Company Board to serve as executive officers and directors following the Business Combination. For biographical information concerning the executive officers and directors following the Business Combination, see “Management After the Business Combination — Executive Officers and Directors After the Business Combination.”

Each director will hold office until the next annual meeting of shareholders for the election of the class of directors in which such director serves and until his or her successor is duly elected and qualified, or until his or her death, resignation, removal or disqualification.

The following table sets forth the name, age and position of each of the expected directors and executive officers of the Combined Company upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Non-Employee Directors

Interests of Live Oak’ Sponsor, Directors, Officers and Advisors in the Business Combination

When you consider the recommendation of the Live Oak Board to vote in favor of approval of the Proposals, you should keep in mind that Live Oak’s directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a shareholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Live Oak. These interests include, among other things, the fact:

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[   ] million, assuming the per share value of the Sponsor Shares is the same as the $[   ] closing price of the Class A Ordinary Shares on the Nasdaq on [    ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one

Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[   ] million, assuming the per warrant value of the Private Warrant is the same as the $[   ] closing price of the Public Warrants on the Nasdaq on [    ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [   ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[  ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[  ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

In addition to the interests of the Sponsor and Live Oak’s executive officers and directors in the Business Combination, Live Oak shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Live Oak shareholders, including the following:

•

that pursuant to the terms of the Underwriting Agreement, the IPO Underwriter may receive deferred underwriting fees in an amount equal to up to $0.30 per Unit issued in the IPO, or $6,900,000, which fees are payable only if Live Oak completes an initial business combination, provided that such deferred amount is subject to pro rata reduction based on the extent of redemptions that reduce the amount of the Trust Account at or prior to the time of Live Oak’s consummation of the initial business combination and will otherwise be allocated to members of FINRA who have assisted in the consummation of the initial business combination, at the discretion of the Sponsor;

•

that pursuant to the terms of the Deferred Advisory Agreement, Santander is entitled to receive cash fees (up to 15% of which may be allocated, in Live Oak’s discretion, to Compass Point), which amount is payable solely upon consummation by Live Oak of an initial business combination;

•

that pursuant to the terms of the Placement Agent Agreement with Live Oak, Santander, in its capacity as placement agent, is entitled to receive cash fees equal to 3.00% of the gross proceeds from PIPE Investors, subject to certain exclusions, and reimbursement for certain expenses associated with Santander’s services as placement agent, subject to and contingent upon the consummation of the PIPE Investment;

•

that pursuant to the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Santander is entitled to receive a customary advisory fee, subject to certain adjustments (as well as a fee in respect of services as placement agent to Teamshares in respect of a Bridge Financing (if any such transaction is consummated by Teamshares (or the Combined Company) at or prior to the Closing, cash fees conditioned upon consummation thereof), payable to Santander in connection with the closing of the Business Combination.

In connection with the proposed Business Combination, Live Oak, Teamshares and Santander also entered into a deSPAC Agreement with respect to due diligence review to be carried out by Santander in connection with the proposed Business Combination which includes an acknowledgement of the multiple roles Santander is or would be playing in connection with the proposed Business Combination.

Additionally, under the terms of the Placement Agent Agreement, Live Oak acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor to Teamshares and Live Oak agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to the Live Oak pursuant to the Placement Agent Agreement, (ii) Santander acting as placement agent to the Teamshares in connection with any other financing transaction conducted by Teamshares in connection with the Business Combination (including a Bridge Financing, if any), (iii) Santander acting as financial advisor and capital markets advisor to Teamshares, and/or (iv) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement.

Further, under the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Teamshares acknowledged that potential conflicts of interest may arise in light of Santander’s role as placement agent to Live Oak and its role as financial and capital markets advisor and placement agent to Teamshares and Teamshares agreed to waive any claims that it may have based on any actual or potential conflicts of interest that may arise or result from (i) Santander acting as placement agent to Live Oak pursuant to the Placement Agent Agreement, and as underwriter for the Live Oak IPO and the potential recipient, in such capacity, of deferred underwriting and deferred advisory fees pursuant to the Underwriting Agreement and Deferred Advisory Fee Agreement; (ii) Santander acting as placement agent to Teamshares in connection with any other primary issuance of equity securities at a fixed pre-money valuation, or certain equity-linked securities in a Bridge Financing, if any, and (iii) Santander or one or more of its affiliates engaging in, and receiving any compensation in connection with, any of the activities described in the letter agreement with Teamshares.

The members of the Live Oak Board were aware of and considered the foregoing interests, among other matters, when they approved the Business Combination and recommended that Live Oak shareholders approve the proposals required to effect the Business Combination. While it is possible that these interests may have influenced the Live Oak Board in making their recommendation that you vote in favor of the approval of the Business Combination, Live Oak did not rely advice or recommendations by Santander in its decision-making with respect to the transaction with Teamshares and carried out its own financial and other analyses of the opportunity represented by the proposed Business Combination with Teamshares, as further described under the section of this proxy statement/prospectus entitled “Background of the Business Combination” and the Live Oak Board determined that the overall benefits expected to be received by Live Oak and its shareholders in the Business Combination outweigh any potential risk created by the conflicts stemming from Santander’s interests in potential compensation payable to Santander by each of Live Oak and Teamshares, respectively, upon the occurrence of certain events in connection with the proposed Business Combination transaction, including the Closing of the Transaction as described above. In addition, the Live Oak Board determined that potentially disparate interests would be mitigated because (i) some of these interests would have existed with respect to a business combination by Live Oak with any other target business or businesses and (ii) these interests could be adequately disclosed to shareholders in this proxy statement/prospectus, and that shareholders could take them into consideration when deciding whether to vote in favor of the proposals set forth herein.

Interests of Teamshares’ Directors and Officers

When you consider the recommendation of the Live Oak Board in favor of the Business Combination Proposal, you should keep in mind Teamshares’ members and officers have interests in such proposal that are different from, or in addition to those of Live Oak shareholders generally. These interests include, among other things, the interests listed below:

Treatment of Equity Awards in Business Combination

As described further below, certain of Teamshares’ directors and executive officers hold outstanding Teamshares Options under the 2020 Plan. As noted under “Description of the Business Combination,” outstanding Teamshares Options not exercised or converted prior to Closing will be terminated, while in-the-money Teamshares Options will be converted into Combined Company Options. Accordingly, directors and officers of Teamshares who hold Teamshares Options have an interest in the treatment of such awards in the Business Combination and may benefit from continued vesting and potential value of such converted options following Closing.

In addition, to the extent any Teamshares directors or officers hold Teamshares equity eligible to participate in the Earnout Shares following Closing, they will have an interest in the future market price performance of Combined Company Common Stock during the earnout period. None of Teamshares’ directors or executive officers hold outstanding Teamshares RSUs.

Option Awards Under the 2020 Plan

The following table sets forth, for each of Teamshares’ directors and executive officers, the number of shares of common stock subject to vested and unvested Teamshares Options held by the director or executive officer as of [   ], the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain Teamshares Options shown in the table may vest prior to the Closing Date.

Name	Vested Company Options	Unvested Company Options
Executive Officers
Michael Brown	[ ]	[ ]
Brian Gaebe	[ ]	[ ]
Madhuri Kommareddi	[ ]	[ ]

Post-Closing Director Compensation

As described above, in connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that will consist of annual cash retainer fees and long-term equity awards. The details of this program have not yet been determined, but compensation under the program will be subject to the annual limits on non-employee director compensation set forth in the Combined Company Incentive Plan.

Ownership of the Combined Company after the Business Combination

Upon consummation of the Business Combination (assuming, among other things, that no Public Shareholders exercise redemption rights in connection with the Closing and the other assumptions described under the section with the heading “Frequently Used Terms — Share Calculations and Ownership Percentages”), (i) the Public Shareholders are expected to own approximately [   ]% of the outstanding Combined Company Common Stock, (ii) the Sponsor is expected to own approximately [   ]% of the outstanding Combined Company Common Stock, (iii) the Teamshares Stockholders are expected to own approximately [   ]% of the outstanding Combined Company Common Stock and (iv) the PIPE Investors are expected to own approximately [   ]% of the outstanding Combined Company Common Stock

These percentages assume, among other assumptions, that at, or in connection with, the Closing, (i) no Public Shareholders redeem Public Shares prior to or in connection with the Business Combination, and (ii) there are no pre-Closing transfers, distributions or forfeitures of securities held by the Sponsor, but exclude the potential dilutive effect of Combined Company Warrants to be issued at Closing to former holders of Live Oak Public Warrants and Live Oak Private Warrants (and the shares of Combined Company Common Stock issuable upon exercise of such warrants) and excluding, also, any post-Closing equity awards under the Incentive Plan. If actual facts are different from these assumptions, which they are likely to be, the percentage ownership retained by the Live Oak shareholders and Teamshares Stockholders and the PIPE Investors in the Combined Company, and associated voting power, will be different.

Charter

Pursuant to the Merger Agreement, the Combined Company will adopt the Proposed Charter and the Proposed Bylaws, which will be effective as of the Closing. See “The Charter Proposal (Proposal 3).”

Name and Headquarters of the Combined Company

The Combined Company’s headquarters will be located at [   ].

Background of the Business Combination

Live Oak is a blank check company incorporated as an exempted company under the laws of the Cayman Islands on November 27, 2024, for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Live Oak consummated its initial public offering on March 3, 2025. Prior to entering into the Merger Agreement, Live Oak conducted a thorough search for a business combination target, drawing upon the networks of relationships of its management team, the members of the Live Oak Board and input from the Sponsor and its affiliates across different industries, leveraging the significant experience of Live Oak’s officers and directors in analyzing and evaluating companies and market opportunities across a variety of sectors. Prior to consummation of its IPO, neither Live Oak nor anyone acting on its behalf held any substantive, formal or informal, discussions with Teamshares regarding a potential business combination.

During its search process, Live Oak’s management and the Live Oak Board conducted an active review of potential business combination opportunities. Live Oak formally evaluated approximately thirty-two potential targets across a broad range of sectors, including, among others, fintech, digital assets, industrials and manufacturing, real estate development and other financial and business services. Live Oak identified these potential targets through a combination of business and personal relationships of members of Live Oak’s management and the Live Oak Board, inbound outreach from investment banks and other advisors and inquiries and presentations made to Live Oak by representatives of the potential targets.

As Live Oak continued to gather and evaluate information about these potential business combination opportunities (including, among other factors, readiness to become a public company, ability to complete required audits within the expected timeline, alignment on valuation and transaction terms and prevailing market conditions), Live Oak narrowed the list of potential targets with which it was engaged. Live Oak ultimately entered into non-disclosure agreements with approximately a dozen potential targets, with whom it engaged in preliminary financial and business diligence and discussions with management.

With respect to five potential targets (including Teamshares) that Live Oak deemed to warrant significant interest, Live Oak held in-person meetings with management and conducted more extensive business and financial diligence. In the course of its search and evaluation process, Live Oak submitted letters of intent to three potential targets, including Teamshares. Throughout this period, Live Oak’s management kept the Live Oak Board apprised of the status of its search, including overviews of the businesses and sectors under consideration, the status of material discussions with potential targets and Live Oak’s assessment of which opportunities were the most attractive and actionable.

Description of Negotiation Process with Candidates other than Teamshares

Below is a summary of targets other than Teamshares that were considered and the reasons why Live Oak did not proceed with these candidates.

•

Target A: Following the execution of a non-disclosure agreement in April 2025, Live Oak carried out due diligence and engaged in discussions with an auto finance company (“Target A”) and submitted a non-binding term sheet in April 2025. Over a period of several weeks, Live Oak and Target A engaged in discussions regarding potential transaction terms. The parties ultimately discontinued discussions in June 2025 as a result of inability to reach agreement on valuation and other key terms.

•

Target B: Live Oak carried out due diligence and engaged in discussions regarding a potential cryptocurrency treasury transaction with a third-party (“Target B”). After exploring possible transaction structures and conducting financial diligence, Live Oak determined to discontinue discussions with Target B in August 2025 as a result of an observed shift in equity investor preferences away from cryptocurrency treasury structures.

•

Target C: Following the execution of a non-disclosure agreement in August 2025, Live Oak held a series of discussions with an industrial gases company (“Target C”). Live Oak spent several weeks on preliminary diligence, and after determining that Target C would require significant additional time to obtain audited financial statements and lacked readiness to become a public company within the required timeframe, Live Oak determined to discontinue discussions with Target C.

•

Target D: Live Oak held a series of discussions with a real estate development firm (“Target D”). Live Oak spent several weeks on preliminary diligence, and after determining that Target D lacked readiness to become a public company within the required timeframe, Live Oak determined to discontinue discussions with Target D.

Description of Negotiations between Live Oak and Teamshares

In late July 2025, a representative of Santander, which served as Live Oak’s IPO Underwriter and had been engaged as financial advisor to Teamshares, introduced members of Live Oak’s management team to members of Teamshares’ management team. Following this introduction, members of Live Oak management and Teamshares management participated in a series of initial conference calls during which the parties discussed, among other things, the structure and objectives of Live Oak, Teamshares’ business model, acquisition strategy and employee-ownership program and the possibility of commencing more formal discussions regarding a potential business combination transaction. Shortly thereafter, an in-person meeting was held at Santander’s office in New York City, attended by representatives of Live Oak, Teamshares and Santander, at which the parties continued discussions regarding a potential business combination, including a prospective timeline, Teamshares’ objectives and the potential benefits to Teamshares of combining with Live Oak.

In connection with its evaluation of a potential business combination with Teamshares, Live Oak developed a preliminary valuation framework focused on the forecasts provided to Live Oak by Teamshares, which Live Oak used to develop and, subsequently, further refine its financial analyses over the course of its evaluation of Teamshares, as further described below.

After completing its initial valuation analysis, Live Oak engaged in discussions with Teamshares and Santander regarding valuation expectations and key economic terms of a potential business combination. Live Oak’s internal assessment supported a valuation in the low-to-mid-$400 million range. However, in light of competitive dynamics and Teamshares’ expectations, Live Oak determined that an initial proposal reflecting a valuation closer to $500 million would be necessary to advance discussions, determining, also, that the “test the waters” process would provide additional information regarding the valuation attributed to Teamshares in the proposed Business Combination. Live Oak therefore prepared and delivered a non-binding proposal reflecting a pre-money equity valuation of approximately $500 million (the “Initial LOI”) on August 13, 2025, which was ultimately executed by both parties on August 15, 2025 (the “LOI”).

Shortly after Live Oak’s delivery of the Initial LOI, Teamshares informed Live Oak that it believed a higher valuation was justified. Discussions among the parties therefore focused principally on the appropriate pre-money equity valuation, with general agreement on the proposed deal structure of (i) equity-based consideration, (ii) an earnout tied to specified volume-weighted average price (“VWAP”) thresholds and (iii) commitments for PIPE and bridge financing to be executed by signing, in each case subject to customary conditions.

After additional discussions regarding valuation among Live Oak, Teamshares and Santander, the parties agreed to revise the valuation terms to assign a pre-money equity valuation of $525 million to Teamshares, together with an earn-out structure providing for the issuance of up to an aggregate of 6,000,000 additional Pubco shares upon achievement of post-closing VWAP thresholds of $12.00, $15.00 and $20.00 per share. Live Oak viewed the revised valuation as commercially reasonable in light of refinements to Live Oak’s internal modeling concerning Teamshares’ projected growth, acquisition cadence and long-term cash-flow profile, which collectively supported the valuation of up to 11.3x 2027E EBITDA.

On August 15, 2025, Live Oak and Teamshares executed the LOI. The LOI memorialized, among other things, (i) the agreed $525 million pre-money equity valuation, (ii) the earnout structure described above, (iii) the equity-based consideration and (iv) the requirement that the parties obtain PIPE Financing commitments of no less than $25 million and Bridge Financing commitments of no less than $25 million, together with customary exclusivity and confidentiality provisions. Consistent with the parties’ discussions, the LOI also contemplated that the definitive transaction agreement would include a customary minimum cash condition after giving effect to redemptions, PIPE proceeds and the payment of transaction expenses.

Following the execution of the LOI, Live Oak and its advisors commenced the marketing process for a private investment in public equity financing (“PIPE”) to raise additional capital in support of the proposed business combination (in a transaction referred to herein as the “Initial PIPE Investment”). As part of the marketing process, Live Oak held discussions with a number of potential institutional investors. A significant long-only institutional investor ultimately committed to participate in the Initial PIPE Investment at a per share price of $9.20 per share, which commitment Live Oak management and the Live Oak Board regarded as indicative of third-party support for the agreed-upon valuation and transaction structure.

On August 19, 2025, at the direction of Teamshares, Santander circulated organizational materials, which included an overview of the transactions and list of potential investors to Live Oak and Teamshares in connection with the PIPE process.

On August 22, 2025, Santander and Teamshares entered into Original Teamshares – Santander Advisory Agreement pursuant to which Teamshares engaged Santander as its financial and capital markets advisor in connection with the Business Combination and Santander agreed to perform customary financial and capital markets advisory services.

On August 25, 2025, Teamshares provided (i) Live Oak’s legal counsel, EGS, and (ii) Santander’s legal counsel, DPW, with access to a virtual data room containing legal, corporate and business information relating to Teamshares and its subsidiaries. On August 28, 2025, EGS delivered an initial legal due diligence request list to Teamshares’ counsel, which was subsequently supplemented on October 14, 2025, November 2, 2025, November 4, 2025 and November 10, 2025. Teamshares and its counsel responded to these requests through a combination of written responses and the periodic upload of additional documents and information to the virtual data room. Legal due diligence efforts coordinated by EGS focused on, among other matters, Teamshares’ capitalization, material contracts (including financing arrangements and acquisition agreements for Operating Subsidiaries), intellectual property, and employment and benefits matters.

In parallel with legal due diligence, Live Oak, Santander and their respective advisors conducted extensive business and financial due diligence on Teamshares. These efforts included multiple meetings and calls with members of Teamshares’ management, detailed review of Teamshares’ historical financial information and projections, evaluation of Teamshares’ acquisition pipeline and underwriting system, assessment of its software and data-monitoring platform and analysis of its employee-ownership program and incentive structures. In the course of these efforts, Live Oak management prepared and refined its financial analyses of the proposed business combination, Teamshares’ projected financial performance, pro forma capitalization and various sensitivity analyses. These financial analyses were presented to, and discussed with, the Live Oak Board in connection with its ongoing evaluation of the proposed transaction.

While the parties continued to conduct the due diligence, they also worked on a draft investor presentation describing Teamshares and its business (the “Investor Presentation”). The parties continued to exchange drafts of the Investor Presentation until such presentation was ultimately finalized and a copy thereof furnished as an exhibit to Live Oak’s Current Report on Form 8-K filed in connection with the execution of the Merger Agreement.

In connection with its evaluation of the proposed business combination, the Live Oak Board also considered certain input from Santander, in its capacity as placement agent engaged by Live Oak, and Compass Point, which served as financial advisor to Live Oak. During the Business Combination negotiation process, representatives of Santander, in the foregoing capacity and in Santander’s capacity as financial advisor to Teamshares, and Compass Point participated from time to time in meetings with the Live Oak Board to discuss, among other matters, prevailing market conditions, investor feedback and the proposed terms of the transaction, and were available to respond to questions from members of the Live Oak Board at such meetings.

On September 11, 2025, the parties finalized the wall-cross procedures for the Initial PIPE Investment.

On September 12, 2025, Santander and Live Oak entered into an amendment to the Original Teamshares – Santanders Advisory Agreement to add provisions related to Santander’s engagement by Teamshares to act as placement agent to Teamshares in respect of a Bridge Financing, if any.

On September 15, 2025, Santander and Live Oak entered into a letter agreement pursuant to which Live Oak engaged Santander to act as its exclusive placement agent in connection with any proposed capital raise conducted in connection with the Business Combination.

Between September 15, 2025 until shortly before the Signing Date, Santander conducted investor outreach in connection with the Initial PIPE Investment. During this period, wall-crossed investors and the executive officers of Teamshares held investor meetings in which there was substantive discussions about proposed terms of the Initial PIPE Investment.

EGS prepared an initial draft of the Merger Agreement and sent it to Latham & Watkins on October 22, 2025. Between October 22, 2025, and November 14, 2025, EGS, Latham & Watkins, Live Oak and Teamshares exchanged multiple drafts of the Merger Agreement. Numerous calls and virtual meetings between EGS and Latham & Watkins were held during this period to discuss the terms of the Merger Agreement, including meetings on October 27, 2025, October 31, 2025, November 4, 2025, November 12, 2025, and November 13, 2025. Representatives of Live Oak and Teamshares participated in several of these calls. The topics discussed during these calls and virtual meetings included, without limitation, (i) adjustment to the Merger Consideration resulting from the Interim Period Financing, (ii) the composition of potential recipients of the Earnout Shares, (iii) representations, warranties and the covenants of each of Live Oak and Teamshares, (iv) the timing of delivery by Teamshares to Live Oak of PCAOB-compliant audited financial statements following the signing of the Merger Agreement and Live Oak’s ability to terminate the Merger Agreement if the PCAOB-compliant audited financial statements were not delivered by a certain date or if such financial statements differ from the financial statements provided by Teamshares to Live Oak prior to the signing of the Merger Agreement, (v) the composition of the post-Closing board of directors of the Combined Company, (vi) conditions to Closing (including with respect to the Minimum Cash Condition), (vii) the termination fee payable by either Live Oak or Teamshares in certain circumstances and (viii) a two-step merger structure.

During the course of negotiations of the Merger Agreement, the parties also exchanged drafts of, and negotiated the terms of, the Voting Agreements, the Significant Company Holder Lock-Up Agreements, the Management Lock-Up Agreements, the Non-Competition and Non-Solicitation Agreements, the Insider Letter Agreement Amendment, the Sponsor Letter Agreement, the Amended and Restated Registration Rights Agreement and the deSPAC Agreement (collectively, the “Ancillary Agreements”). With respect to the Ancillary Agreements, the principal topics discussed and ultimately agreed between the parties included, among other things, (i) the scope and duration of the lock-up restrictions applicable to the securities to be received by the Significant Company Holders and members of the Teamshares Management Team at the Closing, including the agreement that Significant Company Holders would be subject to a six-month lock-up following the Closing (subject to customary early release provisions) and that members of the management team would be subject to a four-year lock-up following the Closing (subject to customary early release provisions), (ii) the terms of the Non-Competition and Non-Solicitation Agreements, including a two-year post-Closing non-competition and non-solicitation period and (iii) the scope and timeline of the registration rights to be provided under the Amended and Restated Registration Rights Agreement.

The execution version of the Merger Agreement contained a number of material terms reflecting negotiations between the parties subsequent to October 22, 2025, including, among other things (A) the Earnout Shares issuable by the Combined Company upon achievement of certain trading price based targets during the Earnout Period would be allocated in a manner that incorporates among the potential recipients of Earnout Shares both Teamshares Stockholders and eligible Teamshares option holders (defined to include holders of Assumed Options who are employed by, or in service with Teamshares or its Subsidiaries as of immediately following the First Effective Time who remains continuously employed by, or in service with, Teamshares or its Subsidiaries from the Closing until immediately prior to the date of an applicable Triggering Event), (B) the Minimum Cash Condition, waivable by Teamshares, that, at the Closing, Live Oak have cash and cash equivalents (including proceeds from any Transaction Financings (including the Interim Period Financing) and funds remaining in the Trust Account, after satisfaction of all redemption payments) based upon a “minimum cash condition” equal to $120.0 million, (C) Live Oak’s ability to terminate the Merger Agreement if the PCAOB-compliant audited financial statements were not delivered within thirty (30) days following the date of the Merger Agreement or if such PCAOB-compliant audited financial statements differ from the financial statements provided by Teamshares to Live Oak prior to the signing of the Merger Agreement, (D) in the event of a termination of the Merger Agreement as a result of a material breach by either party, the obligation of the breaching party to pay a termination fee of $3,500,000 plus transaction expenses (with such transaction expenses not to exceed $400,000) and (E) the implementation of a two-step merger structure.

The Live Oak Board was kept apprised on a regular basis by Live Oak management of the status of discussions with Teamshares, including updates regarding due diligence, valuation considerations, PIPE investor outreach and the negotiation of the key terms of the proposed Business Combination. On November 13, 2025, the Live Oak Board convened a virtual meeting to consider the proposed Merger Agreement and the transactions contemplated thereby. At the meeting, representatives of Santander provided an overview of the proposed PIPE financing, and representatives of Compass Point, Live Oak’s financial advisor, presented an overview of certain components of Teamshares’ business, as well as certain guideline company benchmarking information. Ogier, Teamshares’ Cayman counsel, presented an overview of directors’ fiduciary duties under Cayman Islands law, and EGS summarized its legal due diligence findings regarding Teamshares and reviewed the structure and material terms of the proposed Merger Agreement. Following discussion among the members of the Live Oak board, with input provided by Live Oak’s advisors and counsels, and after consideration of the information presented, the Live Oak Board unanimously approved the proposed Merger Agreement and the transactions contemplated thereby and resolved to recommend that Live Oak’s shareholders approve the Transaction.

Simultaneously with the execution of the Merger Agreement, holders of the requisite number and types of shares of Teamshares capital stock required to approve the proposed business combination between Teamshares and Live Oak (the “Significant Company Holders”) entered into voting and support agreements (the “Voting Agreements”), pursuant to which such holders agreed, among other things, to vote their shares in favor of the Merger Agreement and the transactions contemplated thereby. The Significant Company Holders also agreed to support the transactions contemplated by the Merger Agreement, refrain from actions that would impair their ability to perform under the Voting Agreements, and not to transfer their Teamshares shares from the date of the Voting Agreements until the termination of the applicable Voting Agreement.

On November 14, 2025, Live Oak, Merger Sub, Merger Sub II, Teamshares, the Sponsor (in its capacity as SPAC Representative) and the Seller Representative executed the Merger Agreement and the related Ancillary Agreements and issued a joint press release announcing the proposed Business Combination. Since the date that the Merger Agreement was executed, the parties have held, and expect to continue to hold, regular discussions regarding the timing of consummating the Business Combination and various preparatory efforts in connection therewith.

Live Oak Board’s Reasons for the Approval of the Business Combination

The Live Oak Board considered a variety of factors in connection with its evaluation of the Business Combination. In light of the number and complexity of those factors, the Live Oak Board, as a whole, did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. Individual directors may have given different weight to different factors. The Live Oak Board viewed its decision as being a business judgment that was based on all of the information available to, and the factors presented to and considered by it. Certain information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under “Cautionary Note Regarding Forward-Looking Statements.”

The Live Oak Board did not obtain a fairness opinion (or any similar report or appraisal) in connection with its determination to approve the Business Combination (including the consideration to be delivered to the Teamshares Stockholders under the terms of the Merger Agreement). Live Oak management and the members of the Live Oak Board have extensive experience evaluating the financial merits of companies across a variety of industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, and the Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination and its terms. The factors and information considered by the Live Oak Board, as further described below, included certain guideline public company data and other relevant information selected based on the business experience and professional judgment of Live Oak management. The independent directors of the Live Oak Board did not retain an unaffiliated representative to act solely on behalf of the unaffiliated Live Oak shareholders to negotiate the terms of the Business Combination and/or prepare a report concerning the approval of the Business Combination.

Prior to Live Oak entering into the Merger Agreement, the Live Oak Board convened a meeting to complete its evaluation of the proposed Business Combination and the Transactions. In such evaluation, the Live Oak Board considered the matters necessary or appropriate for the Live Oak Board to reach an informed conclusion as to the fairness and advisability of the Transactions, including, without limitation, whether the proposed Business Combination is in the best interests of Live Oak’s shareholders. The Live Oak Board unanimously approved the Transactions as being in the best interests of Live Oak and its shareholders as a whole, and determined to recommend the Business Combination to the Live Oak shareholders. Prior to reaching these conclusions and determinations, the Live Oak Board consulted with Live Oak’s advisors and reviewed in detail information and analyses provided to the Live Oak Board by Live Oak management, as further described below. As Live Oak management and the members of the Live Oak Board have substantial experience evaluating the financial merits of companies across a variety of industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, the Live Oak Board concluded that their experience and background enabled them to make the necessary analyses and determinations regarding the proposed Business Combination and its terms. The due diligence and analyses conducted by Live Oak management and Live Oak’s advisors included:

•

meetings and calls with the management team and advisors of Teamshares regarding, among other things, Teamshares’ acquisition strategy (including sourcing, evaluation, financing and post-acquisition support of acquired businesses), acquisition “track record” and Operating Subsidiary acquisition plans, as well as its software platform and business plans;

•	review of material contracts and other material matters;

•	financial, tax, legal, cybersecurity and IT infrastructure, accounting, operational, business and other due diligence;

•	review of unaudited historical financial statements and operating information;

•	consultation with Teamshares management and its legal counsel;

•	review of Teamshares’ proprietary software platform;

•

financial analyses of Teamshares, the Business Combination and the performance of certain public companies with similarities to the business of Teamshares, based on publicly available information, as presented by Live Oak management to the Live Oak Board, as further described in the section entitled “— Live Oak Financial Analysis” below.

At the conclusion of this process, the Live Oak Board determined that while, like all business deals, the acquisition of Teamshares presents potential risks, nevertheless pursuing a business combination with Teamshares would overall be an attractive opportunity for Live Oak and its shareholders. Based on its review of information about Teamshares and its business plans, together with the results of Live Oak management’s financial analyses, as further described below, the factors considered by the Live Oak Board included, but were not limited to, the following:

•

Market Opportunity and Positioning. With millions of U.S. businesses expected to be put up for sale as members of the Baby Boomer generation enter retirement, Teamshares and its tech-enabled platform appear well-positioned to take advantage of this opportunity, given the Company’s scalability and “track-record” of acquiring other SMEs and integrating those companies with Teamshares’ business model.

•

Track Record. To date, Teamshares has successfully acquired over 90 companies, demonstrating its operational credibility and ability to execute effectively in fragmented markets across the United States. Teamshares is among the largest acquirors of American SMEs, and its programmatic approach is highly differentiated from private equity, search funds, and individual SME buyers.

•

Capital Efficiency. Teamshares has demonstrated highly efficient capital deployment, with an estimated 30-40% return on equity for acquired businesses and an EBITDA to free cash flow conversion in excess of 75%.

•	Platform Scalability. Teamshares has developed a scalable tech-enabled, data driven platform to efficiently source, evaluate, finance and close acquisitions in a consistent and programmatic manner.

•

Path to Self-Sustaining Growth. Teamshares’ programmatic acquisition model may, in the relative near-term, result in the Company being able to self-finance the equity components of its additional Operating Subsidiary acquisitions from revenues generated by existing operating subsidiaries.

•

Potential Benefits from Business Combination. While the timeline and certainty to consummate the proposed Business Combination cannot be predicted, Teamshares’ appears well-positioned to benefit from advantages that going public through a transaction with Live Oak may offer, including greater access to additional and potentially favorably-priced capital to fund additional Operating Subsidiary acquisitions.

•

Potential for Improved Costs of Debt Financing. That anticipated proceeds from the proposed Business Combination (including the Initial PIPE Investment) may improve Teamshares’ credit profile and facilitate improved terms of the Company’s existing facilities upon refinancing and ultimately reduce reliance by Teamshares generally on pricier “outside” capital sources.

•

Operating Subsidiary Growth. That, to date, “organic” growth of Teamshares’ Operating Subsidiaries has, on an aggregate basis, exceeded Teamshares’ management predictions thereof, representing, in a majority of instances, meaningful earnings growth after the first 12-months an operating subsidiary has been part of the Teamshares platform (and sometime during the first year), often surpassing the conservatively-estimated 3% year-over-year growth rate incorporated into the Forecasts.

•	Management Continuity. Teamshares’ experienced management team, led by Chief Executive Officer Michael Brown, plans to continue running the business after the Closing.

•

Attractive Valuation. The Live Oak Board’s determination that, if Teamshares is successful in achieving its goals, Live Oak shareholders will have acquired their shares in the Combined Company at an attractive valuation based on the implied valuation of other acquisition-driven companies with demonstrated histories of completing bolt-on acquisitions across a variety of industries and geographies, as described under the section entitled “The Business Combination Proposal — Guideline Company Analyses.”

•

Terms and Conditions of the Merger Agreement. The terms and conditions of the Merger Agreement and the Business Combination were, in the opinion of the Live Oak Board, the product of arm’s-length negotiations between the parties.

•

Continued Ownership by Teamshares Stockholders. Teamshares Stockholders are converting ownership interests in Teamshares into the Combined Company in the proposed Business Combination and the shares of Combined Company Common Stock held by former Teamshares Stockholders after the Closing will be subject to lock-up restrictions described elsewhere in this proxy statement/prospectus.

•

Teamshares Being an Attractive Target. After a thorough review of other business combination opportunities reasonably available to Live Oak, the proposed Business Combination with Teamshares represents the most attractive opportunity based upon the process used to evaluate and assess other potential acquisition targets.

In the course of its deliberations, in addition to the various other risks associated with the business of Teamshares, as described in the section entitled “Risk Factors” and appearing elsewhere in this proxy statement/prospectus, the Live Oak Board also considered a variety of uncertainties, risks and other potentially negative reasons relevant to the Business Combination, including the following:

•

Business Plans May Not be Achieved. Teamshares’ business plans may not be successful, or may take longer or be more costly to implement than anticipated, which may affect Teamshares’ ability or the extent and timeline for Teamshares to carry out, its business plans, including, without limitation, its plans to continue acquiring meaningful numbers of additional EBITDA-generating operating subsidiaries.

•

Readiness to be a Public Company. As Teamshares has not previously been a public company and its current management team has not managed a public company before, Teamshares may not have all the different types of employees necessary for it to timely and accurately prepare financial statements and reports for filing with the SEC.

•	Competition. Teamshares competes with larger and better-capitalized companies and Teamshares may not be able to compete with these larger or other companies.

•	Macroeconomic Uncertainty. Macroeconomic uncertainty could negatively impact Teamshares’ revenues and financial performance.

•

Litigation. It is possible that litigation challenging the Business Combination or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Business Combination.

•	Valuation. The Live Oak Board may not have properly valued Teamshares’ business and did not obtain a third-party valuation or independent fairness opinion in connection with the Business Combination.

•	Fees and Expenses. The fees and expenses associated with completing the Business Combination.

•

Redemptions. The risk that holders of Public Shares exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account after satisfaction (or waiver, as applicable) of other conditions to consummating the Business Combination.

•	Exchange Listing. The potential inability to maintain the listing of the Combined Company’s securities on a national exchange following the Closing.

•

Liquidation. The risks and costs to Live Oak if the Business Combination with Teamshares is not completed, including the risk of diverting management focus and resources from other business combination opportunities, which could result in Live Oak being unable to effect a business combination within the timeframe permitted by the Current Charter (or any other timeframe as may be approved by Live Oak shareholders), which would require Live Oak to liquidate.

•

Conflicts of Interest. The possibility that the Live Oak Board may have been influenced by conflicts between what may be in Live Oak’s best interests and what may be best for a director’s personal interests, including the possibility that if the Business Combination is not consummated, and Live Oak is forced to liquidate because it is unable to consummate another business combination within the timeframe permitted by the Current Charter, the Class B Ordinary Shares and Private Warrants owned by the Sponsor would be worthless. See the section entitled “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

•	Other Risks Factors. Various other risk factors associated with the business of Teamshares, as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

In addition to considering the factors described above, the Live Oak Board also considered that the Sponsor and certain officers and directors of Live Oak may have interests in the Business Combination as individuals that are in addition to, and that may be different from, the interests of Live Oak shareholders (see section entitled “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination”). In evaluating the conflicts of interest referenced above, the Live Oak Board concluded that the potentially disparate interests would be mitigated because (i) certain of these interests were disclosed in the prospectus for the IPO and are disclosed in this proxy statement/prospectus, (ii) most of these disparate interests would exist with respect to a business combination by Live Oak with any other target business or businesses, and (iii) the Sponsor will hold equity interests in the Combined Company with value that, after the Closing, will be based on the future performance of the Combined Company’s stock.

After considering the foregoing, the Live Oak Board concluded, in its business judgment, that the potential benefits to Live Oak and its shareholders relating to the Business Combination outweighed the potentially negative factors and risks relating to the Business Combination.

Certain Unaudited Teamshares Forecasts; Live Oak Financial Analyses

Teamshares has not, as a matter of course, made public forecasts as to the Company’s future financial or operating results. However, in connection with Live Oak’s due diligence and consideration of the potential Business Combination transaction, Teamshares management provided Live Oak with certain financial forecasts (the “Forecasts”) over a 30-month forward-looking period ending December 31, 2027 (the “Forecast Period”), incorporating a variety of assumptions as further described below. These Forecasts were developed by Teamshares management based on assumptions and information available to Teamshares management as of November 2025 (the “Forecast Preparation Date”), as further described below. The Forecasts were prepared in good faith by Teamshares management based on information believed by Teamshares management to be credible and current as of the Forecast Preparation Date, incorporating various assumptions which Teamshares management considered reasonable, as described in further detail under the subheading “ – Teamshares Management Forecasts” below. As also further described below, Live Oak management reviewed the Forecasts and other information provided by Teamshares during the due diligence process (collectively, the “Teamshares Information”) to carry out certain financial analyses described below, which Live Oak Financial Analyses were shared with and used by the Live Oak Board its evaluation and decision-making regarding Teamshares and the proposed Business Combination. As further described under the subheading “ – Background of the Business Combination – Board Reasons”, while the Live Oak Board considered a variety of factors and information in its decision-making regarding the proposed Business Combination with Teamshares, including, without limitation, the results of the Live Oak Financial Analyses, the Live Oak Board did not obtain an independent fairness opinion in connection with its determination to approve the Business Combination (including the consideration to be paid to the Teamshares security holders under the terms of the Merger Agreement). Live Oak management and the members of the Live Oak Board have substantial experience evaluating the financial merits of companies across a variety of sectors and industries, including asset management, financial services, real estate, energy, technology, industrial, and business and consumer services sectors, as well as experience evaluating the terms of principal and equity investments, advising companies transitioning from private to public markets and, in certain cases, prior experience taking companies public through business combinations with special purpose acquisition companies and the Live Oak Board concluded that this experience and background enabled them to make the necessary analyses and determinations regarding the Business Combination.

The Live Oak Board’s evaluation of the proposed Business Combination was informed by Live Oak management’s analysis of Teamshares Information (including, without limitation, regarding Teamshares’ management team, Operating Subsidiaries, Operating Subsidiary acquisition diligence and strategy, historical financial and operating performance, Operating Subsidiary management systems and associated technology platform, estimates of the potential “addressable market” of SMEs may meet Teamshares’ acquisition criteria and other industry and market data). Additionally, as also further described below, Live Oak utilized, for purposes of its financial analyses, information about a group of public companies selected by Live Oak, which were considered to have attributes sufficiently similar to the business of Teamshares to be used for purposes of the Guideline Company Analyses carried out by Live Oak, as further described below.

The Teamshares Forecasts provided to Live Oak as part of due diligence were prepared by Teamshares management utilizing historical Teamshares financial and operating information, including financial information for the years ending December 31, 2023, and December 31, 2024, and interim financial information provided by Teamshares for the first six months of calendar year 2025, as well as other information and assumptions, as described in further detail under the sub-heading “—Teamshares Management Forecasts” below; the balance of the information included in the Forecasts is forward-looking, prepared in good faith by Teamshares management based on information available to management as of the Forecast Preparation Date, informed by management professional experience and the historical performance of Teamshares and of Teamshares’ Operating Subsidiaries, as well as numerous assumptions and estimates regarding, among other things, the Company’s potential acquisition of additional Operating Subsidiaries during the Forecast Period, including, without limitation the related acquisition terms and the performance of such additional Operating Subsidiaries, as further described under the subheading “ – Teamshares Management Forecasts” below. At the time the Teamshares Forecasts were delivered by Teamshares to Live Oak as part of due diligence, the Company’s PCAOB audit and auditor review process required in connection with the Proposed Transaction was underway but had not yet been completed; however, the historical financial information included in the Forecasts was reviewed by the Company’s independent auditors and included, with respect to fiscal years 2023 and 2024, information from independent audit reports delivered to Teamshares prior to the Forecast Preparation Date.

It is important to note that the Teamshares Forecasts include non-GAAP measures, as addressed further below under the sub-heading “- Teamshares Management Forecasts – Use of Non-GAAP Measures”. Readers should note also that for purposes of the Forecasts and descriptions thereof contained in this proxy statement/prospectus the term “Pro Forma” has a particular meaning, as further described under the sub-heading “Teamshares Management Forecasts” below, which is different from the manner in which such term is widely or commonly used and is different from the manner in which such term is used elsewhere in this proxy statement/prospectus, including in the sections of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and other sections containing unaudited pro forma financial information.

By providing the Forecasts to Live Oak as described herein, Teamshares management did not make any representations, warranties or guarantees that the proposed Business Combination will be successful or that the business of Teamshares will grow and develop as illustrated by, and achieve the results reflected in, the Forecasts; nor should the inclusion of the Forecasts and information derived therefrom or assumptions incorporated therein be construed as a guarantee, representation or warranty of any kind about the current or future business of Teamshares. The estimates incorporated into the Forecasts delivered to Live Oak are based on numerous assumptions, which assumptions, and, consequently, the Forecasts, and information derived from and incorporated therein, are subject to a variety of risks and contingencies, as further described elsewhere in this proxy statement/prospectus (including, without limitation, the section entitled “Risk Factors”)(which include, without limitation, that the Company has access to sufficient equity capital and debt financing to acquire the additional Operating Subsidiaries reflected in the Forecasts on the timeline and terms reflected therein, that organic growth of Operating Subsidiaries and Teamshares’ business is consistent with Teamshares management expectations thereof as reflected in the Forecasts and that Company expenses and other operating results are generally consistent with Teamshares management forecasts thereof, as reflected in the Forecasts, as well as numerous other assumptions, as described in further detail below), including risks and uncertainties that are not foreseeable and outside of Teamshares’ and Live Oak’s control. Even if the Company business plans described in the Forecasts and the assumptions incorporated therein are implemented and occur, corresponding results of operations may be different from Teamshares management’s expectations thereof as reflected in the Forecasts. Additionally, the impact, if any, of the Company’s future operating results on trading prices of Combined Company shares after the Closing cannot be predicted. Actual results are subject to a variety of risks and uncertainties, including those described in further detail in the sections of this proxy statement/prospectus entitled “Information About Teamshares” and “Risk Factors”.

The Forecasts should not be viewed as public guidance. The Forecasts were not prepared with a view toward public disclosure, or complying with the published guidelines of the SEC regarding Forecasts or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial or operating information, but, in the view of Teamshares’ management, were prepared on a reasonable basis, reflecting the best available estimates and judgments based on information and circumstances as of the Forecast Preparation Date and present, to the best knowledge and belief of Teamshares’ management, reasonable estimates of the future organic growth, acquisition potential, terms and results of acquisitions and resulting financial results that Teamshares could achieve over the illustrative Forecast Period, assuming the assumptions incorporated in the Forecasts are themselves realized. Teamshares management believes the assumptions included in the Forecasts to be reasonable, based on available information as of the Forecast Preparation Date and professional judgement and experience, however the assumptions and information incorporated into the Forecasts relate to future events, circumstances and conditions which are inherently uncertain and difficult to predict and many of which are beyond Teamshares’ control. Teamshares management determined 30 months to be a reasonable period to forecast the values, metrics and estimated financial results reflected in the Forecasts because Teamshares management regards such time period as a reasonable length of time to deploy the anticipated proceeds from the proposed Business Combination (including the Initial PIPE Investment) (assumptions relative to which are further described under the sub-heading “Teamshares Management Forecasts” below) and because Teamshares does not currently anticipate materially changing the Company’s acquisition strategy or general business model during such time period (whereas, Teamshares management currently anticipates, subject to a variety of contingencies, some of which may not be known or within Teamshares’ control, to be able to fund future acquisitions with limited reliance on “outside” capital sources). Furthermore, 30 months was generally considered to be a more reliable length of time in which to prepare forward-looking estimates, as such estimates usually tend to become less reliable over longer periods of time. The Forecasts should not be viewed as public guidance and you are cautioned not to place undue reliance on the Forecasts. The Forecasts should not be viewed as public guidance and you are cautioned not to place undue reliance on the Forecasts.

The Forecasts are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The Forecasts also reflect numerous estimates and assumptions with respect to general business, economic, regulatory, market and financial conditions and with respect to the various industries in which Teamshares and its Operating Subsidiaries operate. Changes to any of the foregoing, and other changes, may impact Teamshares’ business, perhaps materially, in manners and extents which are difficult or impossible to predict and may be beyond Live Oak and Teamshares’ control. None of Live Oak management, Teamshares management, nor any of their respective affiliates, advisors or representatives has made or makes any representations to any person regarding the ultimate performance of Teamshares relative to the Forecasts. The Forecasts are forward-looking statements that are inherently subject to significant uncertainties and contingencies, many of which are beyond Teamshares’ control. The various risks and uncertainties include those set forth in the sections of this proxy statement/prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” and “Cautionary Statement Regarding Forward-Looking Statements” and risks and uncertainties inherent in the assumptions further described below.

The inclusion of Forecasts in this proxy statement/prospectus should not be regarded as an indication that the Live Oak Board, Live Oak management or their respective affiliates, advisors or other representatives considered, or now considers, the Forecasts necessarily to be predictive of actual future results or to support or fail to support your decision whether to vote for or against the proposed Business Combination. Neither Live Oak, Teamshares nor any of their respective affiliates, advisors or other representatives intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Forecasts to reflect circumstances existing or arising after the Forecast Preparation Date or to reflect the occurrence of future events, even if any or all of the assumptions underlying the Forecasts are shown to be in error or any of the Forecasts otherwise would not be realized. Teamshares and the Combined Company will not refer back to the Forecasts in future periodic reports filed under the Exchange Act.

When reviewing information about the Forecasts, it is important to be aware that the Forecasts, which are illustrative and forward-looking in nature, assume, among other matters, that the proposed Business Combination with Live Oak is consummated and provides the Company with sufficient net proceeds for Teamshares to carry out the Additional Operating Subsidiary Acquisitions reflected in the Forecasts (as described in further detail under the sub-heading “Teamshares Management Forecasts” below), on the terms and with the resulting impacts on Teamshares EBITDA set forth in the Forecasts. If Teamshares does not have access to sufficient capital to consummate the assumed Additional Operating Subsidiary Acquisitions as reflected in the Forecasts, or other material assumptions incorporated into the Forecasts turn out not to be correct for any number of reasons, Teamshares’ Forecast Period results may be different from, and potentially less favorable than, the predictions and estimates reflected in the Forecasts. The Forecasts and assumptions contained therein are forward-looking in nature and subject to a variety of risks and contingencies, including, without limitation, those set forth in the sections of this proxy statement/prospectus entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” and “Cautionary Statement Regarding Forward-Looking Statements”.

There can be no assurance that the forecasted financial and operating results will be realized or that actual results will not be significantly lower than projected. None of Teamshares’, Live Oak’s or the Combined Company’s independent registered public accounting firm or any other independent accountants, have compiled, examined or performed any procedures with respect to the Forecasts below, nor have they expressed any opinion or any other form of assurance on such information or their achievability. Nonetheless, the Forecasts are included in this proxy statement/prospectus because they were made available to Live Oak and the Live Oak Board in connection with their review of the Merger Agreement and related transactions. The Forecasts were provided to Live Oak only for use as a component in its overall evaluation of Teamshares and should not be viewed as public guidance. Furthermore, the Forecasts do not take into account any circumstances or events occurring after the date on which the Forecasts were reviewed by Live Oak’s management. Since the Forecasts cover multiple years, such information by its nature becomes less reliable with each successive year.

Teamshares believes the assumptions incorporated into the Forecasts to be reasonable, and the assumptions were determined in good faith using the best information available to Teamshares management and Teamshares’ business plans as of the Forecast Preparation Date. However, there are important factors that may affect actual results and cause the results reflected in the Forecasts not to be achieved include, among other things, risks and uncertainties relating to Teamshares’ business, industry performance, and general business and economic conditions and political and macroeconomic factors. The Forecasts also reflect assumptions as to certain business decisions and strategy that are subject to change.

In addition, the Forecasts were prepared and provided prior to the announcement of the proposed Business Combination, treating Teamshares on a standalone basis, without giving effect to, and as if Teamshares never contemplated, the Business Combination, including, without limitation, the impact of negotiating or executing the transactions, the expenses that may be incurred in connection with consummating the transactions, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement being executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the transactions.

EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS, BY INCLUDING IN THIS PROXY STATEMENT/PROSPECTUS A SUMMARY OF THE FORECASTS FOR TEAMSHARES, NEITHER TEAMSHARES NOR LIVE OAK UNDERTAKES ANY OBLIGATION AND EXPRESSLY DISCLAIMS ANY RESPONSIBILITY TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THESE FORECASTS TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THESE FORECASTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE FORECASTS ARE SHOWN TO BE IN ERROR OR CHANGE.

THE FORECASTS SHOULD NOT BE VIEWED AS AN INDICATOR OF THE COMBINED COMPANY’S OR TEAMSHARES’ FUTURE PERFORMANCE. THE FORECASTS DO NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE FORECASTS SET FORTH BELOW. NONE OF TEAMSHARES, LIVE OAK, THE COMBINED COMPANY, NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY TEAMSHARES STOCKHOLDER, LIVE OAK SHAREHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE FORECASTS OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.

The Forecasts provided to Live Oak by Teamshares management, together with other Teamshares Information, were reviewed by Live Oak and incorporated into the Live Oak financial analyses further described below, the results of which were considered by the Live Oak Board in connection with its evaluation of the proposed Business Combination. If updated Forecasts are delivered prior to the consummation of the transaction, the Live Oak Board does not intend to reconvene or vote again unless such updates are deemed material to its evaluation or the shareholders’ understanding of the transaction. This approach reflects the Live Oak Board’s judgment that forward-looking Forecasts are inherently subject to change, and that routine or non-material adjustments are unlikely to impact the merits of the transaction or the structure of the business combination.

Teamshares Management Forecasts

The table below illustrates the key elements of the 30-month financial and operating Forecasts prepared by Teamshares management that were provided to Live Oak as part of due diligence and utilized by Live Oak in connection with the Live Oak Financial Analyses further described below.

Teamshares Management Forecasts(1)(2)

in $ millions	2024A(3)	2025A/E	2026E	2027E
Pro Forma
Pro Forma Operating EBITDA	$35	$58 – 64	$100 – 110	$148 – 162
Pro Forma Adjusted EBITDA	$(9)	$19 – 20	$60 – 65	$100 – 110

Reported
Levered Free Cash Flow(*)	$(56)	$(29) – (33)	$(6) – (2)	$13 – 20

*

Levered Free Cash Flow means forecasted net cash used in operating activities less capital expenditures, excluding changes in net working capital and any amounts of principal payments on indebtedness. There are no present differences in the manners in which Teamshares utilizes the non-GAAP measure “Levered Adjusted Free Cash Flows”, as described in the section of this proxy statement/prospectus entitled “Management’s Discussion and Analyses of Financial Condition and Results of Operations of Teamshares” and Levered Free Cash Flows as described herein.

(1)

Financial information for the year ended December 31, 2024, reflects actual results, and interim actual results for the first six months of 2025. The remaining 30-month period, between July 1, 2025, and December 31, 2027, is referred to as the “Forecast Period.” For purposes hereof, “2025” means the calendar year commencing January 1, 2025, and ending December 31, 2025, relative to which the Forecasts include the aforementioned actual results through June 30, 2025, and Teamshares management forecasts relative to the latter portion of the year (referred to as “H2 2025”). “2026” means the calendar year beginning January 1, 2026, and ending December 31, 2026. “2027” means the calendar year beginning January 1, 2027, and ending December 31, 2027.

(2)

Teamshares uses certain financial measures in the Forecasts that are not prepared in accordance with GAAP as supplemental measures to evaluate operational performance. While Teamshares believes that non- GAAP financial measures provide useful supplemental information, there are limitations associated with the use of non-GAAP financial measure, as further described under the sub-heading “Important Disclaimers and Limitations” below. The Non-GAAP Financial Projections should be read together with the other information contained in this proxy statement/prospectus, including the sections entitled “Teamshares Management Forecasts – Use of Non-GAAP Measures” “Risk Factors,” “Cautionary Note Regarding Forward Looking Statements,” and “Teamshares Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical financial statements and related notes included elsewhere herein.

(3)

For purposes of the Forecasts, “Pro Forma Operating EBITDA” and “Pro Forma Adjusted EBITDA” for the year ended December 31, 2024 exclude acquisition costs and the impact of disposed businesses. As a result, such amounts vary from the Company’s presentation of similar metrics for the year ended December 31, 2024 elsewhere in this proxy statement/prospectus.

Following is further information regarding the material assumptions incorporated in the Forecasts prepared by Teamshares management as of the Forecast Preparation Date and delivered to Live Oak as part of due diligence. As further described above, as well as below, the Forecasts reflect Teamshares management’s estimates regarding the future potential operating results and financial performance of Teamshares and its Operating Subsidiaries over the 30-month forward-looking Forecast Period, building upon historical results of operations, but also incorporating numerous assumptions regarding circumstances, conditions and events that have not yet occurred. The historical results include financial statements audited by the Company’s independent auditor, KPMG, in accordance with AICPA standards, for the 2024 fiscal year. All forward-looking information, including the Forecasts, contained in this proxy statement/prospectus should be considered in view of the “Cautionary Note Regarding Forward-Looking Information” and read in parallel with the section of this proxy statement/prospectus entitled “Risk Factors”.

Neither the Forecasts, nor the assumptions or other information incorporated therein, represent or can be construed as guarantees of actual results or performance, nor does Teamshares, Live Oak or any other party or person undertake a duty to update such information. All of information contained in this proxy statement/prospectus regarding the Forecasts and information contained therein is subject, also, to the terms and qualifications set forth under the heading “Important Disclaimers and Limitations” below.

For purposes of preparing the Forecasts, Teamshares management assumed the following with regard to the Forecast Period:

1.

Business Combination Proceeds. That the proposed Business Combination with Live Oak is consummated and provides Teamshares with proceeds from a combination of the Initial PIPE Investment, any Interim Period Financing Agreements, and funds retained in the Live Oak trust account established at the time of the IPO (the “Trust Account”), if any, after satisfaction of required redemption payments and transaction expenses (collectively, “Business Combination Proceeds”), in an aggregate amount sufficient for Teamshares to carry out the anticipated additional Operating Subsidiary acquisitions during the Forecast Period, as further described under the sub-heading “—Acquisitions of Additional Operating Subsidiaries” below. The Forecasts assume that the Company will use the Business Combination Proceeds to acquire additional Operating Subsidiaries with an aggregate of approximately $80 - $90 million of Pre-Acquisition EBITDA (as defined below) during calendar years 2026 and 2027 (the “Additional Operating Subsidiaries” acquired in “Additional Operating Subsidiary Acquisitions”). Additional sensitivity analyses were utilized to evaluate the Company’s ability to meet its acquisition growth targets across loan-to-value (“LTV”) ratios of 60%, 70% and 80%, with the equity component of such capital requirements for the Additional Operating Subsidiary Acquisitions estimated, at the mid-point LTV level of 70%, being $56 million for 2026 forecasted acquisitions (assuming, also the mid-point of the estimated total Operating Subsidiary acquisition costs for 2026 forecasted acquisitions) and $71 million for 2027 forecasted acquisitions (assuming, also, the mid-point of estimated total Operating Subsidiary acquisition costs for 2027 forecasted acquisitions), thus totaling $128 million of aggregate estimated equity-funded Additional Operating Subsidiary acquisition costs (as further described above under the sub-heading “—Business Combination Proceeds”); provided, however, that lesser (or greater) amounts of equity capital may actually be required in connection with future acquisitions. For purposes of the Forecasts, the balance of Forecast Period Operating Subsidiary acquisition capital costs are assumed to be financed through a combination of third-party debt and seller notes, consistent with the Company’s recent methods for financing Operating Subsidiary acquisitions. Teamshares regards $128 million as a reasonable amount of assumed proceeds from the proposed Business Combination, given, among other things, the $126 million in Initial PIPE Investment commitments secured at the time of execution of the Merger Agreement, the possibility that the Business Combination parties may seek to raise additional PIPE capital prior to the Closing (though, as of the date of this proxy statement/prospectus, no such transactions have been identified or entered into) and the possibility that some of the funds in the Live Oak Trust Account as of the date of this proxy statement/ prospectus may be retained (and not redeemed by Live Oak public shareholders at or prior to the Closing) and delivered to the Company at Closing. For purposes of the Forecasts, the proposed Business Combination is assumed to close during the first half of 2026. While there is a possibility that, in the event that the closing of the Business Combination (if it occurs at all) does not occur until a date later than the first six months of 2026, the timeline to complete some of the anticipated Additional Operating Subsidiary Acquisitions reflected in the Forecasts might need to be deferred or delayed relative to information reflected in the Forecasts, it is Teamshares management’s view that that would not necessarily be the case, as Teamshares management, as of the Forecast Preparation Date, projects having the ability to fund certain Additional Operating Subsidiary Acquisitions from revenues generated by Teamshares’ existing operating subsidiaries. Similarly, while receipt by Teamshares of a lesser amount of net proceeds from the proposed Business Combination with Live Oak than currently anticipated could potentially impact the timeline or number of Additional Company Acquisitions that Teamshares may be able to complete during the Forecast Period, again, in Teamshares management’s view, given the Company’s aforementioned expectations regarding the ability to fund certain acquisitions from existing or forecasted balance sheet resources, that is not necessarily the case, though the actual number of, and timelines to consummate, forecasted Additional Operating Subsidiary Acquisitions is subject to a number of contingencies, known and unknown, and may, of course, vary from the illustrative Additional Operating Subsidiary Acquisitions reflected in the Forecasts.

2.

Organic Growth. That during each of 2026 and 2027, Teamshares’ existing Operating Subsidiaries as of the start of the Forecast Period, together with other Operating Subsidiary acquisitions assumed to occur during H2 2025 (the “Existing Operating Subsidiaries”) experience “organic growth” (meaning increases in period-over-period Operating EBITDA not due to incremental acquisitions) of approximately three percent (3%) year-over-year (“YOY”), which is an estimate Teamshares management believes is reasonable given that the Company experienced an approximately 16% YOY increase in Operating EBITDA during the first six months of 2025 relative to Operating Subsidiaries then owned for more than 12 months and based also on the fact that the methodology used by Teamshares to prepare the Forecasts assumes no EBITDA growth relative to Pre-Acquisition EBITDA levels during the first year post-acquisition.

3.

Corporate Expenses. That aggregate estimated corporate expenses during 2025, 2026 and 2027, respectively, are approximately between $39-44 million, $40-45 million and $48-52 million, respectively, which Teamshares management believes to reasonable estimates based on historical corporate expenses and based on management expectations regarding anticipated changes to corporate overhead costs during the Forecast Period. The Forecasts reflect an approximately 25% increase in corporate overhead charges during the Forecast Period, primarily associated with estimated increased costs associated with becoming a public company, plus modest increases in headcount during the same period. Teamshares management regards it to be a reasonable assumption that headcount would increase only modestly during the Forecast Period, in spite of the numerous Additional Operating Subsidiary Acquisitions forecasted to occur during such period because of the scalability of Teamshares’ current platform and Operating Subsidiary acquisition program, resulting from years of investment by Teamshares in its IT, platform management and other internal operating systems and procedures. To illustrate, given the foregoing, Teamshares’ current parent-level employee headcount as of the date of this proxy statement/prospectus is materially consistent with the Company’s parent-level headcount as of early 2022, in spite of the number of Teamshares’ operating subsidiaries having roughly tripled during the same time period.

4.	Acquisitions of Additional Operating Subsidiaries.

a.

Identification and Closing of Acquisitions. That during calendar years 2026 and 2027, Teamshares is able to identify, successfully negotiate transactions with, and ultimately acquire, Additional Operating Subsidiaries with an aggregate of $80-90 million Pre-Acquisition EBITDA which satisfy the Company’s Operating Subsidiary acquisition criteria (as further described in the section of this proxy statement/prospectus entitled “Information about Teamshares”) on terms acceptable to the Company, which Teamshares management believes to be a reasonable assumption given the vast estimated addressable market of SMEs identified by Teamshares management as businesses which could, potentially, be acquisition targets, and experience consummating Operating Subsidiary acquisitions. The Forecasts also assume that Teamshares acquires additional Operating Subsidiaries representing an aggregate of $15 million Pre-Acquisition EBITDA during H2 2025, some of which have already been identified or acquired as of the date of this proxy statement/prospectus.

For purposes of the Forecasts, the term “Pre-Acquisition EBITDA” in relation to a operating subsidiary, the incremental estimated annualized EBITDA which Teamshares management forecasts that an Operating Subsidiary, if acquired, can add to Teamshares’ consolidated platform, based on such operating subsidiary’s historical performance, following application of appropriate adjustments such as management add-in costs, but without taking into account any potential future growth in such operating subsidiary’s earnings.

b.

Additional EBITDA. Teamshares management considered such acquisition growth rates related to the Additional Operating Subsidiaries acquired by Teamshares during the Forecast Period to be reasonable, assuming, also, access to sufficient capital to consummate such acquisitions and other relevant assumptions, because Teamshares’ management regards its platform and operations to be sufficiently scalable to integrate significant numbers of Additional Operating Subsidiaries, as illustrated by the fact that, the Company has, historically, successfully acquired and integrated into Teamshares’ platform seven Operating Subsidiaries in a single month and, in another instance, closed Operating Subsidiary acquisitions representing, in the aggregate, $8.5 million in incremental Pre-Acquisition EBITDA, during a single calendar quarter.

c.

Acquisition Capital. That the Additional Operating Subsidiaries assumed, for purposes of the Forecasts, to be acquired by Teamshares during Forecast Period years 2026 and 2027, are acquired for aggregate capital costs of $188 million and $238 million, respectively. Taking into account the Additional Operating Subsidiary Acquisition-related assumptions, based on an illustrative LTV ratio of 80%, the anticipated aggregate equity funding required to acquire additional Operating Subsidiaries with an aggregate of $80-90 million Pre-Acquisition EBITDA, as reflected in the Forecasts as being acquired during calendar years 2026 and 2027, as further described below, would be in the range of $80-90 million; provided, however, that greater (or lesser) amounts of equity capital may actually be required in connection with further acquisitions. Teamshares management believes these estimates to be reasonable based on the Company’s experience acquiring numerous other acquisition companies and based on the following additional assumptions regarding the “composition” of capital to be used to make the Additional Operating Subsidiary Acquisitions.

d.

Estimated Levered Free Cash Flows. While Live Oak did not carry out a detailed free cash flow (FCF)-based financial analyses or focus heavily on the future FCF projections provided to Live Oak by Teamshares, the Teamshares Forecasts provided to Live Oak as part of due diligence included estimated unlevered and levered free cash flow estimates, with estimated interest expenses representing the principal difference between the two, which Live Oak considered to be an important factor relative to the prospective timeline in which Teamshares may be able to become a “self-sustaining” programmatic acquiror, as further described under the sub-heading “ - Live Oak Financial Analyses” below. The Teamshares Forecasts included the estimated Levered Free Cash Flow information set forth in the ”Reported” section of the forecast table above, reflecting that, by calendar year 2027, Teamshares management (assuming, also, the other assumptions incorporated into the Forecasts and an assumed blended interest rate on debt financing as further described below) anticipates that the Company may be able to generate between $13-20 million of Levered Free Cash Flows to utilize to fund additional operating subsidiary acquisitions, which, in turn, affects the estimated timeline within which Teamshares may be able to be a “self-sustaining” acquiror, as further described under “Live Oak Financial Analyses” below. For the purposes of the FCF Forecast, Teamshares management assumed an interest on secured third-party debt equal to the Standard Overnight Financing Rate (SOFR) plus a weighted average spread of approximately 6.5%. Additionally, the Company assumed interest on unsecured seller financing of 6%, which Teamshares regards as reasonable based on the terms and cost of debt capital used to finance the Company’s recent operating subsidiary acquisitions; provided, however, that as further described under the section of this proxy statement/prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares”, the Company is actively pursuing potential opportunities to refinance Teamshares’ legacy facilities and believes Teamshares’ credit profile may improve in the relative near term, assuming the success of such refinancing efforts and assuming the consummation of the proposed Business Combination with Live Oak (including receipt and deployment of the equity proceeds from the Transaction, including the Initial PIPE Investment transaction).

Use of Non-GAAP Measures

The Forecasts, financial analyses and other information derived therefrom, as described in this subsection entitled “Teamshares Management Forecasts; Live Oak Financial Analyses” contain certain non-GAAP measures (including EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Operating EBITDA and Levered Free Cash Flows), which metrics are briefly described, together with such measures’ closest GAAP measures, below. These non GAAP measures are presented in addition to, and not as a substitute for, financial measures calculated in accordance with GAAP, and may differ from similarly titled non GAAP measures used by other companies.

•

Pro Forma Operating EBITDA, a non-GAAP metric utilized in the Forecasts, represents Operating EBITDA plus the Teamshares management’s estimates of the pre-acquisition results for operating businesses acquired by Teamshares during a relevant period, as if such businesses had been owned for the entirety of such period. While the closest GAAP metric to Operating EBITDA/Pro Forma Operating EBITDA would be net income (loss), Teamshares instead uses Operating EBITDA, which represents earnings from our Operating Subsidiaries and excludes platform-level corporate expenses. As further described under the section of this proxy statement/prospectus entitled “Management’s Discussion and Analyses of Financial Condition and Results of Operations of Teamshares”, Teamshares uses Operating EBITDA for segment reporting purposes and as the primary measure utilized by the Company’s chief operating decision maker to evaluate financial results. Teamshares regards Pro Forma Operating EBITDA as useful to the Company because the measure improves comparability across periods by reflecting the results of acquired businesses on a consistent basis which, in turn, Teamshares management believes makes the measure more representative of the Operating Subsidiaries’ future earnings potential than pro forma estimates prepared utilizing the closest GAAP metrics (described above) would be.

•

Adjusted EBITDA, a non-GAAP metric, represents, relative to Teamshares, consolidated corporate-level and operating subsidiary-level results for post-acquisition periods, adjusted to exclude (i) interest expense, net, (ii) income tax expense (benefit), (iii) depreciation and amortization and (iv) certain non-cash items and other amounts that Teamshares does not consider indicative of the Company’s core operating performance, including share-based compensation, gains or losses on disposition of assets, impairment expense and changes in fair value of financial instruments. The closest GAAP metric to Adjusted EBITDA would be net income (loss).

•

Pro Forma Adjusted EBITDA, a non-GAAP metric utilized in the Forecasts, represents Adjusted EBITDA plus the pre-acquisition results for businesses acquired during the relevant period, as if such businesses had been owned for the entirety of the period presented. For historical periods, the pre-acquisition results are prepared in accordance with ASC 805 and adjusted to conform to the requirements of Article 11 of Regulation S-X, including the application of appropriate transaction accounting adjustments. Teamshares management believes Pro Forma Adjusted EBITDA enhances consistency and comparability across periods and provides a more representative view of the consolidated entity’s earnings potential than would pro forma estimates prepared using the closest GAAP metrics (as described above).

•

Levered Free Cash Flows. Levered Free Cash Flows, a non-GAAP metric used in the Forecasts, means forecasted net cash used in operating activities less capital expenditures, excluding changes in net working capital and any amounts of principal payments on indebtedness. The closest GAAP metric to the non-GAAP measure “Levered Free Cash Flows” would be net cash provided by (used in) operating activities. Teamshares utilized Levered Free Cash Flows instead of the closest GAAP measure because Teamshares management believes Levered Free Cash Flows is useful in assessing the Company’s ability to generate cash available for reinvestment in the business, pursue strategic transactions and return capital to investors after satisfying ongoing capital expenditure and cash interest requirements. There are no present differences in the manners in which Teamshares utilizes the non-GAAP measure “Levered Adjusted Free Cash Flows”, as described in the section of this proxy statement/prospectus entitled “Management’s Discussion and Analyses of Financial Condition and Results of Operations of Teamshares” and Levered Free Cash Flows as described herein.

The Forecasts provided to Live Oak were prepared by Teamshares management, and Teamshares determined to utilize and include the foregoing non-GAAP measures in the Forecasts and for purposes of preparing the Teamshares Information provided to Live Oak, instead of their closest GAAP measures, because Teamshares management believes these cash-based measures provide additional perspective on the performance of the Company’s operations and the potential cash generation characteristics of the Company’s business, both on a reported and pro forma basis. Nevertheless, these measures have inherent limitations, including that they may exclude significant expenses and income that would be required by GAAP to be recorded in Teamshares’ financial statements, and other companies may define or calculate similarly titled non-GAAP measures differently, which may reduce their usefulness as comparative measures.

Important Limitations and Disclaimers

The Non-GAAP Financial Projections were prepared by, and are the responsibility of, the Company management. No representation or warranty is made by the Company, the Sponsor or any of their respective affiliates, directors, officers, advisors or other representatives as to the ultimate performance of the Company compared to the Non-GAAP Financial Projections. NONE OF THE COMPANY, THE SPONSOR, OR ANY OF THEIR RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY STOCKHOLDER OR ANY OTHER PERSON REGARDING THE NON-GAAP FINANCIAL PROJECTIONS OR THAT ANY FINANCIAL OR OPERATING RESULTS WILL BE ACHIEVED. NEITHER THE COMPANY NOR THE SPONSOR INTENDS TO REFER BACK TO THE NON-GAAP FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS UNDER THE EXCHANGE ACT.

The Non-GAAP Financial Projections should be read together with the other information contained in this proxy statement/prospectus, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward Looking Statements,” and “Teamshares Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical financial statements and related notes included elsewhere herein.

Live Oak Financial Analyses

Having reviewed the Forecasts prepared by Teamshares management and delivered to Live Oak (as further described above), and also taking into account other information about Teamshares provided to Live during the due diligence process (such other information, collectively with the Forecasts and the assumptions and information incorporated therein, the “Teamshares Information”), Live Oak used such Teamshares Information to carry out the financial analyses (the “Live Oak Financial Analyses”, including the “Guideline Companies Analyses” (as defined below)) described below as of an “Analysis Date” preceding the date that the Live Oak Board approved the entry by Live Oak into the Merger Agreement with Teamshares. These Live Oak Financial Analyses were intended to assist Live Oak in its evaluation of the valuation attributed to Teamshares under the terms of the proposed Business Combination, including the transaction consideration deliverable to the Teamshares security holders pursuant to the Business Combination Agreement (the “Teamshares Consideration”), taking into account Teamshares’ business as of the Analysis Date, as well as certain estimates of the future potential performance and operating results of Teamshares and its Operating Subsidiaries during the Forecast Period, based on the assumptions incorporated into the Forecasts, as well as other Teamshares Information provided to Live Oak in due diligence (as described in further detail under the sub-headings “Certain Unaudited Financial and Operating Forecasts” and “ - Teamshares Management Forecasts” above). The Live Oak Financial Analyses described herein are premised on information and assumptions (including, without limitation, the information and assumptions incorporated into the Forecasts prepared in good faith by Teamshares management as the Forecast Preparation Date; other Teamshares Information prepared or delivered to Live Oak by Teamshares prior to the date of execution of the Merger Agreement; and information about other public companies evaluated and considered as part of the Guideline Company Analyses further described below) none of which constitutes guarantees or representations regarding the future operating results or performance of Teamshares or the Combined Company or future potential trading prices of Combined Company shares. Readers are cautioned to read carefully all of the information contained in this proxy statement/prospectus, including the Teamshares financial statements, and also including the “Cautionary Note Regarding Forward-Looking Statements” and the information contained under the headings “Information about Teamshares” and “Risk Factors”.

Live Oak Analyses

As further described under the sub-heading “Background of the Business Combination – Description of Negotiations with Teamshares” above, at an early stage of its evaluation of Teamshares’ business in connection with the proposed Business Combination (such as, for example, during the parties’ discussion of the initial draft LOI as further described above), Live Oak formed an initial view, based on preliminary information and analyses of certain peer companies and professional experience valuing companies across a wide variety of business sections, that an appropriate total pre-money equity value of Teamshares’ current business for purposes of the Business Combination might be in the range of $425 million.

However, as Live Oak continued to analyze and review information about Teamshares, negotiate with Teamshares and receive input from actual and prospective investors in connection with the Initial PIPE Investment, for the reasons and based on analyses (the “Live Oak Financial Analyses”) described below, the Teamshares Consideration under the terms of the proposed Business Combination to be fair, from a financial point of view, to Live Oak and its shareholders, based on the results of the Live Oak Financial Analyses described below, together with the other factors, positive and negative, considered by the Live Oak Board as further described under the heading “ – Live Oak Board Reasons” above.

Components of Financial Analyses

Starting from a view, informed by analyses of companies bearing similarities to Teamshares and taking into account the significant professional experience of Live Oak’s management and directors and officers (as further described under the sub-heading “- Certain Unaudited Teamshares Forecasts; Live Oak Financial Analyses” above) valuing businesses across a variety of sectors and industries, that a 10x forward EBITDA multiple may be an applicable framework for valuing the business of Teamshares for purposes of the Transaction, Live Oak management carried out detailed analyses of the Forecasts, including the assumptions contained therein, and the other Teamshares Information (as well as information about a group of public companies determined to have similarities to the business of Teamshares, as further described under the sub-heading “Guideline Company Analyses” below).

Focusing, in particular, on attributes of Teamshares’ business which included the scalability of Teamshares’ platform, history of successful acquisitions, operating subsidiary growth rates and ability to convert acquired EBITDA into capital available for additional acquisitions (all of which, in turn, impact Teamshares’ ability to become a “self-sustaining” acquiror (as further described below), Live Oak considered the following material factors in its financial analyses, among others:

(i)

that Teamshares’ recent acquisition activity in the past 18 months has been hampered by the Company’s limited access to equity financing and by the costs of debt financing pursuant to the Company’s facility arrangements entered into at an early stage in Teamshares’ trajectory as a business.

(ii)

that during historical periods where Teamshares had access to sufficient reasonably-priced capital, Teamshares has executed numerous operating subsidiary acquisitions and successfully integrated such operating subsidiaries into Teamshares’ platform.

(iii)

that Teamshares has developed a robust system for evaluating SMEs as potential acquisition targets and that there appears to be a sizeable “addressable market” of additional SMEs that would meet Teamshares’ acquisition criteria and therefore be potential acquisition targets, subject to Teamshares having access to sufficient, reasonably-priced capital.

(iv)

that proceeds from the proposed Business Combination, including the Initial PIPE Investment (in an aggregate amount of approximately $126 million), could reasonably be expected to provide Teamshares with equity capital to fund acquisitions and grow its existing business and could also potentially improve the Company’s credit profile and may also facilitate successful refinancing or reconsideration of the terms of certain of the Company’s existing debt facilities, thereby also potentially reducing the future cost of borrowing to fund acquisitions;

(v)	that Teamshares’ historical results appear to reflect a relatively consistent and favorable rate of “conversion” of acquired EBITDA into capital available to fund acquisitions;

(viii)

based upon the Forecasts prepared in good faith by Teamshares management, and assuming the reasonableness of the numerous assumptions incorporated therein (as further described under the heading “Teamshares Management Forecasts” above), and also taking into account other Teamshares Information, Teamshares may in the relative near term (estimated in the Forecasts to mean by the end of calendar year 2027, taking into account the assumptions incorporated in such Forecasts), be able to generate sufficient capital from existing operating subsidiaries to enable the Company to fund the equity portion of future acquisitions principally from revenues generated by Teamshares’ then-existing operating subsidiaries, without needing to rely on additional equity capital); and

(ix)

that, in addition to estimated potential proceeds from the proposed Business Combination (including the Initial PIPE Investment), Teamshares may experience improvements in costs of borrowing for acquisition capital requirements, whether due to refinancing of Teamshares’ existing credit facilities on improved terms, less or limited reliance on outside capital sources (other than seller notes) or otherwise, together with the possibility that, as a public company after the Closing, Teamshares may have greater access to additional financing opportunities which may also further enable Teamshares to continue pursuing its acquisitive growth strategy on more favorable terms, relative to financing capital, than has been consistently been available to the Company historically.

Highlights of Results

Taking into account the foregoing factors, among others, as well as the results of the Initial PIPE Investment process , Live Oak management determined to estimate - for purposes of carrying out further financial analyses, as described below - the potential implied total pro forma enterprise value of the potential future business of Teamshares (“Implied Teamshares TEV”), taking into account the assumed consummation of the proposed Business Combination (including associated financing transactions, as further described below) as follows, by (i) adding to an estimated pro forma market capitalization of the Combined Company as of immediately after the Closing of $909.5 million (assuming, among other things, a per share value of $10.00, consummation of the Initial PIPE Investment at $9.20 per share, excluding for calculation purposes Live Oak founder shares subject, post-Closing, to Founder Share Post-Closing Conditions, and also assuming that zero Live Oak public shares are redeemed prior to or in connection with the Closing) (“Estimated Pro Forma Market Cap”) an estimate of Company initial net debt of $152 million, and (ii) subtracting from such Estimated Pro Forma Market Cap estimated primary proceeds from the Business Combination of $320 million (assuming no redemptions from the Live Oak Trust Account, provided, however, that, as further described below, Live Oak’s estimate of Implied Teamshares TEV would not be affected if a lesser amount of proceeds is delivered to Teamshares from the Business Combination, provided that the level of proceeds (and/or other capital to which Teamshares has access) is sufficient for Teamshares to be able to aggressively pursue its acquisition strategy generally as outline in the Forecasts, at costs similar to the anticipated cost of capital reflecting an infusion of equity into the Company, as reflected in the Forecasts, all as further detailed under the sub-heading “ – Teamshares Management Forecasts”

above), resulting in an Implied Teamshares TEV which Live Oak then utilized for purposes of certain of the Guideline Company Analyses further described below.

In preparing such estimated Implied Teamshares TEV, Live Oak considered the possibility that there may be redemptions from the Trust Account prior to or in connection with the Closing and what impact, if any, such redemptions might have on the implied total forward-looking enterprise value of Teamshares estimated by Live Oak in connection with the Live Oak Financial Analyses described herein. However, as indicated above, provided that there are sufficient funds resulting from the proposed Business Combination (or other sources) for Teamshares to continue pursuing additional Operating Subsidiary acquisitions without capital access being a material impediment, and assuming, also, the other assumptions incorporated into the Forecasts and the Teamshares Information, Live Oak’s estimated Implied Teamshares TEV would not necessarily be materially impacted by moderate (or greater) redemptions by Public Shareholders in connection with the Closing, assuming that there are funds (including funds supplemental to the proceeds from the Initial PIPE Investment to be utilized to cover unpaid Live Oak, Sponsor and Teamshares transaction expenses) made available to Teamshares (which, for the avoidance of doubt, if not available from remaining Trust Account funds at the Closing, may also be available to Teamshares prior to, at or following the Closing, whether from additional Interim Period Financing transactions, if any (though, as of the date of this proxy statement/prospectus, no such transactions have been identified or entered into), such that Teamshares is able to carry out its acquisition strategy generally as set forth in the Forecasts over a time period similar to the Forecast Period. Even if there are no funds remaining in the Live Oak Trust Account following satisfaction of required redemption payments in connection with the Closing, additional capital, potentially on terms more favorable than Teamshares’ current debt facilities, may also become available to Teamshares upon and after the consummation, if any, of the proposed Business Combination, assuming that the Combined Company’s securities following the Closing are listed on a U.S. national exchange and the Combined Company has access to the public U.S. capital markets.

Utilizing the Implied Teamshares TEV derived from such analyses, Live Oak also considered two further metrics, (i) an estimated “Acquisition-Adjusted Implied 2026E EV” for Teamshares of $930 million, which, divided by the mid-point of the estimated 2026 Pro Forma Adjusted EBITDA reflected int the Teamshares management Forecasts ($60 million), yielded a multiple of 14.9x, and when divided, instead, by the mid-point of the estimated 2026 Pro Forma Adjusted Operating EBITDA reflected in the Teamshares management Forecasts ($105 million) yielded an 8.9x multiple, and (ii) an estimated “Acquisition-Adjusted Implied 2027 TEV” for Teamshares of $1,167 million, which, divided by the mid-point of the estimated 2027 Pro Forma Adjusted EBITDA reflected in the Teamshares management Forecasts ($105 million), yielded a multiple of 11.1x, and when divided by the mid-point of the estimated 2027 Pro Forma Operating EBITDA reflected in the Teamshares management Forecasts ($155 million), yielded a multiple of 7.5x.

Readers are cautioned that the Live Oak Financial Analyses were prepared using financial and operating forecasts and other forward-looking information which incorporate a variety of assumptions, including as further described under the heading “Certain Unaudited Teamshares Forecasts; Live Oak Financial Analyses” and “Teamshares Management Forecasts” above, and as further described in the sections of this proxy statement/prospectus entitled “Information about Teamshares” and “Risk Factors”. Readers are cautioned to read the section of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements” and to not place undue reliance on forward-looking information, as actual results may be different.

Guideline Company Analyses

Following the review and financial analyses described above, the Live Oak management team utilized the Implied Teamshares TEV of Teamshares resulting from the Live Oak Financial Analyses, together with Teamshares’ forecasted 2026E Pro Forma Adjusted EBITDA and 2027E Pro Forma Adjusted EBITDA information derived from the Forecasts delivered to Live Oak (as described under the heading “Certain Unaudited Teamshares Forecasts; Live Oak Financial Analyses” above) and a forecasted 2026-2027 estimated

Pro Forma Adjusted EBITDA growth rate for Teamshares—as further described below—to carry out the analyses described below, comparing the foregoing forecasted metrics for Teamshares with metrics derived from information about eight guideline companies (the “Guideline Companies”) identified by Live Oak management to have attributes sufficiently similar to the business of Teamshares to make such a comparison useful for the purposes described below. The information about the Guideline Companies was obtained from publicly available sources as of November 3, 2025, (the “Access Date”). None of outcomes of the Live Oak financial analyses, including the Guideline Company Analyses, represent predictions or forecasts about Teamshares’ or the Combined Company’s actual performance or operating results, presently or in the future. Readers are cautioned to review carefully the information under the sections of this proxy statement/prospectus entitled “Cautionary Note Regarding Forward-Looking Statements”, and “Risk Factors”, and to not place undue reliance on forward-looking statements, as actual results, events, circumstances, effects and outcomes may be materially different from current assumptions, predictions and goals. The results and description of the Guideline Company Analyses are also subject to the “Limitations and Qualifications of Guideline Companies Analyses” appearing below.

Description of Guideline Companies

Live Oak’s Guideline Company Analyses focused on eight Guideline Companies (Addtech AB, Lagercrantz Group AB, Lifco AB, Diploma plc, Röko AB, Constellation Software Inc., Chapters Group AG and Indutrade AB) regarded by Live Oak as having attributes sufficiently similar to Teamshares’ business to make such Guideline Companies useful points of comparison for purposes of these analyses. The Guideline Companies are publicly traded, acquisition-driven companies with demonstrated histories of completing bolt-on acquisitions across a variety of industries and geographies, as further described below. Following are certain highlights regarding attributes of the Guideline Companies obtained from publicly-available information about such Guideline Companies accessed as of the Access Date, which were compared against attributes of Teamshares’ business, including that: (i) Teamshares’ operating subsidiary acquisition strategy is primarily United States-focused and industry agnostic; (ii) the Company, as of the Analysis Date (as defined below) had 87 Operating Subsidiaries and Teamshares management estimates potentially completing as many as 40 acquisitions per year during through the end of calendar year 2027 (which estimate and the assumptions incorporated therein are further described under the subheading “Teamshares Management Forecasts – Additional Operating Subsidiary Acquisitions” above) and (iii) Teamshares’ acquisition criteria – as further described under the heading “Information about Teamshares” - focuses on acquiring SMEs earning between $.05-5 million EBITDA at points of readiness for transition (often due, for instance, to the retirement plans of founder- or family-operated companies).

•

Headquarter Locations; Listings: other than one Guideline Company headquartered in Canada, all of the Guideline Companies are headquartered in Europe. None of the Guideline Companies is listed on a U.S. national exchange; the exchanges on which securities of the Guideline Companies trade include Nasdaq Stockholm (OME), the London Stock Exchange (LSE), the Toronto Stock Exchange (TSX) and the Frankfurt Stock Exchange (ETR).

•

Target Geographies: while none of the Guideline Companies have acquisition strategies focused solely in the United States, two of the Guideline Companies target acquisitions in geographies which include the United States or North America; four of the Guideline Companies pursue acquisitions only or primarily in Europe; other Guideline Companies have multi-continental or global acquisition strategies.

•

Target Industries: one Guideline Company has an industry agnostic acquisition strategy; two Guideline Companies focus on vertical and Enterprise/FinTech software acquisitions, respectively; two Guideline Companies acquire industrials and medical technology/devices companies and a third acquires industrial services, demolition and dental companies; one Guideline Company focuses on diversified industrials and power solutions-related acquisitions and the remaining Guideline Company acquires electric infrastructure resource control and technology security companies.

•	Approximate Portfolio Size: five of the Guideline Companies had acquisition portfolios between approximately 50 and 150 companies; one Guideline Company had a portfolio of less than 50 companies; two Guideline Companies had between 250-300 portfolio companies and one Guideline Company had a portfolio of over 1,000 acquired companies.

•

Acquisitions per Year: among the metrics utilized to analyze the differences or similarities between Teamshares and the businesses of the Guideline Companies included in the Guideline Company Analyses was an estimated number of “Acquisitions per Year” per Guideline Company, which with respect to the Guideline Companies was, for this purpose, either derived from the numbers of acquisitions per year over the preceding five years or obtained from publicly-available broker outlook information about Guideline Companies available as of the Access Date. Other than one Guideline Company which targets acquiring over 100 companies annually, the Guideline Companies tended to acquire or plan to acquire in the range of ten companies per year.

•

Target Acquisition Criteria: the Guideline Companies express their respective Target Acquisition Criteria in terms of revenues, EBITDA or “value”; of the five Guideline Companies with revenue-based acquisition criteria, the Guideline Companies’ target criteria included the following annual revenue requirements: EUR 2-20 million, over $5 million, $5-50 million, $15 million and approximately $20 million; two Guideline Companies acquire businesses with approximately $30 million and between $20-100 million in value; and one Guideline Company targets acquisitions generating $2-12M EBITDA.

Similarities/Differences between the Businesses of the Guideline Companies relative to Teamshares’ Business

Although the business models of the Guideline Companies selected for the Guideline Company Analyses were determined by Live Oak to have sufficient similarities to Teamshares’ business to be useful points of comparison, none of the Guideline Companies is identical to Teamshares or to one another. Among the differences between Teamshares and the business of the Guideline Companies include that: (i) some of the Guideline Companies focus their target selection criteria on a particular market or sector, whereas Teamshares’ strategy is industry-agnostic; (ii) the Guideline Companies tend to have European-centric or, alternatively, more global or multi-continental acquisition foci than Teamshares, which presently focuses primarily on US-based acquisition opportunities; (iii) there are differences amongst the number of companies the Guideline Companies acquire per year, as, with one exception (Constellation Software Inc.), the Guideline Companies tend to acquire in the range of ten portfolio companies per year, whereas Teamshares anticipates acquiring as many as 40 additional Operating Subsidiaries per year, assuming access to sufficient capital to consummate such acquisitions as further described under the sub-heading “Forecasts – Additional Operating Subsidiary Acquisitions” above, which estimate correlates with Teamshares’ acquisition activity during other time periods when the Company has had access to pursue numerous acquisitions in succession; (iv) while Teamshares generally seeks to acquire operating subsidiaries generating Pre-Acquisition EBITDA in the range of $.05 million - $5 million, other Guideline Companies different acquisition criteria, in some cases expressed in terms of “value” or revenues generated, as opposed to earnings or adjusted earnings, and (v) while three Guideline Companies as of the Access Date had portfolios of 100-150 companies (as compared to Teamshares’ portfolio of 87 companies as of the Analysis Date), two Guideline Companies had portfolios half the size of Teamshares’ or less, in terms of numbers of companies, and the remaining Guideline Companies had 250, 300 and over 1000 portfolio companies as of the Access Date. Still, the Live Oak management team determined the businesses of the Guideline Companies to have sufficient similarities to Teamshares’ business to make such companies useful points of comparison for purposes of the Guideline Company Analyses. Further, neither the Live Oak management team, nor Teamshares management could readily identify a sufficient number of alternative public companies that, as of the Access Date, were more similar in terms of scale and the scope of such companies’ acquisition strategies than the companies ultimately selected for inclusion in the Guideline Company Analyses. For example, while Live Oak examined certain publicly listed United States-based programmatic acquirors, those companies tended to be significantly larger and more complex organizations than Teamshares’ business is currently, generally having acquisition “targets” with global footprints acquired through more complex and variable types of transaction structures sufficiently different than the small-to-medium size enterprises which too different from Teamshares’ business to make those companies meaningful reference points for comparative purposes (and hence excluded them from the Guideline Company Analyses).

Having selected the Guideline Companies to use in the Guideline Company Analyses, the Live Oak management team derived from information publicly available as of the Access Date: (i) then-current total enterprise value (“TEV”) to 2026E EBITDA multiples and TEV to 2027E EBITDA multiples for each Guideline Company and (ii) the Guideline Companies’ estimated 2026E–2027E EBITDA growth rates. The Live Oak management team then compared these multiples and growth rate estimates to (a) the ratios derived from dividing the Implied Teamshares TEV by the Teamshares management’s estimates of the Company’s 2026E Pro Forma Adjusted EBITDA and 2027E Pro Forma Adjusted EBITDA (the “TS TEV/2026E EBITDA multiple” and “TS TEV/2027E EBITDA multiple”), as set forth in the Forecasts, and (b) the implied the 2026E – 2027E Pro Forma Adjusted EBITDA growth rate of Teamshares derived from such information, as further described below.

Key Metrics as of Access Date – Implied Teamshares TEV/2026E, 2027E EBITDA Multiples

Company	Implied Teamshares TEV (billions)[1]	2026 EV / EBITDA	2027 EV / EBITDA
Addtech AB	$10.2	22.8x	21.4x
Chapters Group AG	$0.971	16.1x	11.6x
Constellation Software Inc.	$70.1	18.1x	15.7x
Diploma plc	$10.6	19.9x	19.1x
Indutrade AB	$9.7	15.3x	14.4x
Lagercrantz Group AB	$5.6	22.5x	21.3x
Lifco AB	$17.3	22.0x	20.9x
Röko AB	$3.3	19.0x	18.4x
Median:		19.4x	18.7x
Mean:		19.5x	17.9x
Teamshares	$0.742	14.9x	11.1x

Note:

Information about Guideline Companies obtained from Guideline Company websites, financial statements and FactSet as of the Access Date; approximate median, mean values of 19.45x and 19.46, respectively.

Key Metrics as of Access Date – Estimated 2026E - 2027E EBITDA Growth Rates

Company	Corporate EBITDA Growth Rate
Addtech AB	6.80%
Chapters Group AG	38.60%
Constellation Software Inc.	15.00%
Diploma plc	4.10%
Indutrade AB	6.60%
Lagercrantz Group AB	5.30%
Lifco AB	5.30%
Röko AB	3.00%
Median:	6.0%
Mean:	10.6%
Teamshares Pro Forma Adjusted EBITDA 2026E-2027E(1)	68.00%

Note:	Information about Guideline Companies obtained from Guideline Company websites, financial statements and FactSet as of the Access Date.

(1)

Teamshares management’s estimate of potential year-over-year (YOY) 2026E-2027E Pro Forma Adjusted EBITDA growth, taking into account the assumptions incorporated into the Forecasts, as further described under the heading “Teamshares Management Forecasts” above; using the same assumptions, the estimated YOY 2026E-2027E Pro Forma Adjusted Operating EBITDA growth rate for Teamshares is approximately 47.60%.

Guideline Companies - Comparative Analyses

Utilizing the Guideline Company information set forth in the table above, and taking into account the other attributes of the Guideline Companies described above, Live Oak carried out the following comparative analyses, comprising Live Oak’s “Guideline Companies Analyses”: first, Live Oak considered the estimated TS TEV/2026E and TS TEV/2027E EBITDA multiples for Teamshares derived from the Implied Teamshares TEV resulting from the Live Oak’s Financial Analyses, as further described above (incorporating, as further described above, without limitation, the Teamshares management estimates and assumptions contained in the Forecasts and other Teamshares Information), as compared with the Guideline Companies’ 2026E EV/EBITDA and 2027E EV/EBITDA multiples shown in the table above, and then, subsequently, Live Oak carried out a Guideline Companies growth rate analysis, as also described below, with the resulting observations summarized below.

Total Enterprise Value to EBITDA Comparison

The Guideline Companies’ 2026E EV/EBITDA multiples ranged from 22.8x, on the high end (Addtech AB), to 15.3x, on the low end (Indutrade AB), with a median value of 19.4x and mean of 19.5x. The Guideline Companies’ 2027E EV/EBITDA multiples ranged from 21.4x, on the high end (Addtech AB) to 11.6x, on the low end (Chapters Group AG), with a median value of 18.7x and mean of 17.9x.

By comparison, the TS TEV/2026E and TS TEV/2027E EBITDA multiples for Teamshares, derived from the Implied Teamshares TEV resulting from the Live Oak Financial Analyses further described above, were 14.9x and 11.1x, respectively.

Based on the foregoing, Live Oak concluded that, assuming that Teamshares’ business performs generally in accordance with the forecasts and estimates incorporated into the forward-looking EBITDA estimates utilized for purposes of the Guideline Companies Analysis, and assuming, also, the accuracy of the estimated Implied Teamshares TEV resulting from the Live Oak Financial Analyses (premised on Teamshares Information)(the foregoing high-level assumptions, the “EBITDA Comparison Baseline Assumptions”, the valuation attributed to Teamshares’ business under the terms of the Merger Agreement represents a significant discount to the implied total enterprise value to estimated 2026 and 2027 EBITDA multiples of Guideline Companies and the terms of the proposed Business Combination appear to be reasonable and fair, from a financial point of view, to Live Oak and its shareholders.

A more fulsome description of the reasons, positive and negative, considered by the Live Oak Board in the board’s determination to recommend the proposed Business Combination to the Live Oak shareholders, can be found under the subheading “ – Board Reasons” above.

EBITDA Growth Rate Comparison

In addition to reviewing the Guideline Companies’ 2026E TEV/EBITDA and 2027E TEV/EBITDA multiples, Live Oak also considered estimated 2026-2027 Pro Forma Adjusted EBITDA and Pro Forma Adjusted Operating EBITDA growth rates for Teamshares to the estimated forward-looking 2026-2027 EBITDA growth rates for the Guideline Companies, based on publicly-available information about the Guideline Companies obtained as of the Access Date, as reflected in the table above labeled “Key Metrics as of Access Date – 2026E, 2027E EBITDA Growth Rates”.

The Guideline Companies’ estimated 2026E–2027E EBITDA growth rates ranged from approximately 38.6% on the high end (Chapters Group AG) to approximately 3.0% on the low end (Röko AB). Other Guideline Companies exhibited comparatively modest expected year-over-year EBITDA growth, including Constellation Software Inc. (15.0%), Addtech AB (6.8%), Indutrade AB (6.6%), Lifco AB (5.3%), Lagercrantz Group AB (5.3%) and Diploma plc (4.1%), with the median of such Guideline Companies (a median value of 6% and mean of 10.6%. ) falling well below the highest-growth outliers.

By comparison, the estimated 2026-2027 Pro Forma Adjusted EBITDA and Pro Forma Adjusted Operating EBITDA growth rates for Teamshares of approximately 68.0% and 47.6%, respectively, substantially exceeded the estimated projected year-over-year corporate EBITDA growth rates of the Guideline Companies, including the corresponding median and upper-quartile growth rates of the Guideline Companies.

In reviewing these results, Live Oak considered that Teamshares’ comparatively higher expected EBITDA growth may reflect Teamshares’ significant predicted acquisition-driven expected EBITDA growth between 2026-2027 reflected in the Forecasts, coupled with the relatively low incremental anticipated corporate overhead costs predicted by Teamshares management to be incurred in connection with such acquisitions (as further described under the headings “Teamshares Management Forecasts – Corporate Expenses and - Additional Operating Subsidiary Acquisitions above), perhaps made possible, at least in part due to the relatively larger numbers of SMEs fitting Teamshares’ acquisition criteria and primarily U.S.-focused strategy and hence being potential acquisition “targets” for Teamshares as compared to the scarcity, on a relative basis, of European SMEs available to acquire by Guideline Companies focused in that geography, in particular.

Taking the foregoing into account, and also taking into account the EBITDA Comparison Baseline Assumptions referenced under the TEV/EBITDA multiples-based comparison set forth above, Live Oak regarded Teamshares’ materially higher “acquisition-adjusted” forecasted 2026-2027 EBITDA growth relative to the forecasted 2026-2027 EBITDA growth rates of the Guideline Companies as a potential indicator that the valuation attributed to Teamshares in the proposed Business Combination represents an even steeper discount relative to the Company’s potential future performance and resulting value, subject, again, to actual results and taking into account the EBITDA Comparison Baseline Assumptions, than was suggested by the results of the TEV/EBITDA multiples-based comparison set forth alone. The foregoing conclusion, based on the comparative EBITDA growth rate analysis served to further support the Live Oak Board’s conclusion to recommend the proposed Business Combination with Teamshares to its shareholders.

PIPE Investor Feedback

In addition to the foregoing comparative analyses, the Live Oak Board, in its analysis of the proposed Business Combination with Teamshares, also considered the fact that the parties were able to attract sophisticated institutional investors to participate in the Initial PIPE Investment transaction, subscribing for approximately $126 million of PIPE shares at $9.20 per share, which Live Oak regarded as an additional factor supporting the valuation attributed to Teamshares in the proposed Business Combination.

Limitations and Qualifications of Guideline Companies Analyses

In reviewing the results of the Guideline Companies Analysis, the Live Oak Board recognized that no company included in the Guideline Companies group is identical to Teamshares (or to one another) and that there are material differences between businesses of the Guideline Companies selected for inclusion in the Guideline Companies Analysis and Teamshares’ business, as described in further detail under the sub-heading “ — Similarities/Differences to Teamshares” above. Still, Live Oak management, in its professional experience, following discussion and collaboration with Teamshares, determined Guideline Companies to have sufficient similarities Teamshares to have analytical relevance, taking into account the significant differences between the businesses of most of the Guideline Companies and Teamshares’ business, and amongst the Guideline Companies, none of which is identical to one another.

Based on the foregoing, Live Oak concluded that, in Live Oak’s view, the valuation attributed to Teamshares under the terms of the proposed Business Combination, including the consideration deliverable to security holders of Teamshares under the Merger Agreement, is fair and appropriate to Live Oak and its shareholders, and the Live Oak Board, taking into account the foregoing and the other described elsewhere in this proxy statement/prospectus, determined to recommend the Business Combination and associated proposals contained in this proxy statement/prospectus to Live Oak shareholders.

None of outcomes of the analyses carried out by Live Oak management, including the Guideline Company Analyses, are intended or should be understood to represent, predictions or forecasts about Teamshares’ actual future performance or operating results and no assurances can be made as to the success of Teamshares’ future business activities or degree to which Teamshares’ business, as it continues to grow, or the Company’s acquisitions of additional Operating Subsidiaries, will continue to necessarily have a business model or achieve results that continue to make the Guideline Companies relevant, in the future, to potential comparisons to the business of Teamshares.

A complete valuation analysis of Teamshares cannot rely solely upon a quantitative review of the selected guideline public companies and involves complex considerations and judgments about which reasonable investors may differ concerning differences in financial and operating characteristics of such companies, as well as other factors likely to affect the value of the Guideline Companies relative to that of Teamshares. Therefore, the Guideline Company Analyses are also subject to certain other limitations, including, without limitation, those described in the “General Limitations” section below, which provides additional detail on judgments and assumptions made by Live Oak as part of the Guideline Company Analyses. Further, investors are encouraged to read carefully the information contained in this proxy statement/prospectus, including the Teamshares financial information and the descriptions about various risks and uncertainties concerning Teamshares’ business described herein, including under the headings “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Teamshares” and “Cautionary Note Regarding Forward-Looking Statements.”

Valuing a business involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by Live Oak, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses (nor are they intended to be, as further described under the heading “General Limitations” below). An analysis of publicly traded comparable companies is not mathematical; rather it involves complex considerations and judgments about which reasonable investors may differ concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Teamshares and the public trading values of the companies to which they were compared. The analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

The Guideline Company Analyses described in this section of this proxy statement/prospectus includes certain illustrative estimates about Teamshares and about the group of companies included in analyses, which, together with the results of such analyses and other information incorporated therein, is referred to as the “Guideline Comps Information”. The Guideline Comps Information should not be viewed as public guidance. The Guideline Comps Information were not prepared with a view toward public disclosure or complying with the rules and regulations of the SEC regarding projections or the published guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither Live Oak’s nor Teamshares’ respective independent registered public accounting firms, nor any other independent accountants, has compiled, examined or performed any procedures with respect to the Guideline Comps Information included above, nor have they expressed any opinion or any other form of assurance on such information or its achievability. Nonetheless, the Guideline Comps Information incorporated in the Live Oak Financial Analyses is included in this proxy statement/prospectus because it was made available to the Live Oak Board in connection with its review of the Merger Agreement and related transactions. Neither the Guideline Company Analyses nor any other aspect of the Live Oak Financial Analyses is included in this proxy statement/prospectus in order to induce any Live Oak shareholders to vote in favor of any of the proposals at the Live Oak Extraordinary General Meeting.

Use of Non-GAAP Measures

The Forecasts, financial analyses and other information derived therefrom, as described in this subsection entitled “Teamshares Management Forecasts; Live Oak Financial Analyses” contain certain non-GAAP measures (including EBITDA, Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Operating EBITDA and Levered Free Cash Flows), which metrics are briefly described, together with such measures’ closest GAAP measures, below. These non GAAP measures are presented in addition to, and not as a substitute for, financial measures calculated in accordance with GAAP, and may differ from similarly titled non GAAP measures used by other companies.

•

Pro Forma Operating EBITDA, a non-GAAP metric utilized in the Forecasts, represents Operating EBITDA plus the Teamshares management’s estimates of the pre-acquisition results for operating businesses acquired by Teamshares during a relevant period, as if such businesses had been owned for the entirety of such period. While the closest GAAP metric to Operating EBITDA/Pro Forma Operating EBITDA would be net income (loss), Teamshares instead uses Operating EBITDA, which represents earnings from our Operating Subsidiaries and excludes platform-level corporate expenses. As further described under the section of this proxy statement/prospectus entitled “Management’s Discussion and Analyses of Financial Condition and Results of Operations of Teamshares”, Teamshares uses Operating EBITDA for segment reporting purposes and as the primary measure utilized by the Company’s chief operating decision maker to evaluate financial results. Teamshares regards Pro Forma Operating EBITDA as useful to the Company because the measure improves comparability across periods by reflecting the results of acquired businesses on a consistent basis which, in turn, Teamshares management believes makes the measure more representative of the Operating Subsidiaries’ future earnings potential than pro forma estimates prepared utilizing the closest GAAP metrics (described above) would be.

•

Adjusted EBITDA, a non-GAAP metric, represents, relative to Teamshares, consolidated corporate-level and operating subsidiary-level results for post-acquisition periods, adjusted to exclude (i) interest expense, net, (ii) income tax expense (benefit), (iii) depreciation and amortization and (iv) certain non-cash items and other amounts that Teamshares does not consider indicative of the Company’s core operating performance, including share-based compensation, gains or losses on disposition of assets, impairment expense and changes in fair value of financial instruments. The closest GAAP metric to Adjusted EBITDA would be net income (loss).

•

Pro Forma Adjusted EBITDA, a non-GAAP metric utilized in the Forecasts, represents Adjusted EBITDA plus the pre-acquisition results for businesses acquired during the relevant period, as if such businesses had been owned for the entirety of the period presented. For the historical periods, the pre-acquisition results are prepared in accordance with ASC 805 and adjusted to conform to the requirements of Article 11 of Regulation S-X, including the application of appropriate transaction accounting adjustments. Teamshares management believes Pro Forma Adjusted EBITDA enhances consistency and comparability across periods and provides a more representative view of the consolidated entity’s earnings potential than would pro forma estimates prepared using the closest GAAP metrics (as described above).

•

Levered Free Cash Flows. Levered Free Cash Flows, a non-GAAP metric used in the Forecasts, means forecasted net cash used in operating activities less capital expenditures, excluding changes in net working capital and any amounts of principal payments on indebtedness. The closest GAAP metric to the non-GAAP measure “Levered Free Cash Flows” would be net cash provided by (used in) operating activities. Teamshares utilized Levered Free Cash Flows instead of the closest GAAP measure because Teamshares management believes Levered Free Cash Flows is useful in assessing the Company’s ability to generate cash available for reinvestment in the business, pursue strategic transactions and return capital to investors after satisfying ongoing capital expenditure and cash interest requirements. There are no present differences in the manners in which Teamshares utilizes the non-GAAP measure “Levered Adjusted Free Cash Flows”, as described in the section of this proxy statement/prospectus entitled “Management’s Discussion and Analyses of Financial Condition and Results of Operations of Teamshares” and Levered Free Cash Flows as described herein.

The Forecasts provided to Live Oak were prepared by Teamshares management, and Teamshares determined to utilize and include the foregoing non-GAAP measures in the Forecasts and for purposes of preparing the Teamshares Information provided to Live Oak, instead of their closest GAAP measures, because Teamshares management believes these cash-based measures provide additional perspective on the performance of the Company’s operations and the potential cash generation characteristics of the Company’s business, both on a reported and pro forma basis. Nevertheless, these measures have inherent limitations, including that they may exclude significant expenses and income that would be required by GAAP to be recorded in Teamshares’ financial statements, and other companies may define or calculate similarly titled non-GAAP measures differently, which may reduce their usefulness as comparative measures.

Important Limitations and Disclaimers

The Non-GAAP Financial Projections were prepared by, and are the responsibility of, the Company management. No representation or warranty is made by the Company, the Sponsor or any of their respective affiliates, directors, officers, advisors or other representatives as to the ultimate performance of the Company compared to the Non-GAAP Financial Projections. NONE OF THE COMPANY, THE SPONSOR, OR ANY OF THEIR RESPECTIVE AFFILIATES, DIRECTORS, OFFICERS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY STOCKHOLDER OR ANY OTHER PERSON REGARDING THE NON-GAAP FINANCIAL PROJECTIONS OR THAT ANY FINANCIAL OR OPERATING RESULTS WILL BE ACHIEVED. NEITHER THE COMPANY NOR THE SPONSOR INTENDS TO REFER BACK TO THE NON-GAAP FINANCIAL PROJECTIONS IN ITS FUTURE PERIODIC REPORTS UNDER THE EXCHANGE ACT.

The Non-GAAP Financial Projections should be read together with the other information contained in this proxy statement/prospectus, including the sections entitled “Risk Factors,” “Cautionary Note Regarding Forward Looking Statements,” and “Teamshares Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as the historical financial statements and related notes included elsewhere herein.

General Limitations

Live Oak based its financial analyses of Teamshares and its business on assumptions that Live Oak management deemed reasonable, based on information currently available at the Analysis Date, including, without limitation, Teamshares Information provided to Live Oak during the due diligence process, including, without limitation, the Forecasts, and information and assumptions concerning general business and economic conditions and industry-specific factors. None of the Live Oak financial analyses purport to be appraisals, forecasts, predications, promises, guarantees (express or implied) or assessments of the likelihood of success of Teamshares and its current or future business. Actual facts and results may differ, potentially significantly, from assumptions incorporated into, or the results of, the Live Oak financial analyses.

If the conditions required for Teamshares to execute its business plans generally in accordance with the assumptions and information incorporated into the Forecasts are not achieved, or other intervening factors and events occur that prevent Teamshares from completing its plans, which occur for any number of reasons, many of which are outside of Live Oak’s and Teamshares’ control and cannot be predicted, then the value of the Combined Company and Teamshares may be different, potentially materially, from the valuation attributed to Teamshares in the proposed Business Combination, and Teamshares many not be able to compete successfully with other businesses. The Live Oak analyses described in this proxy statement/prospectus are not intended to represent (and should not be construed or interpreted as) forecasts, predictions or guarantees as to the likelihood that Teamshares will be able to achieve any particular financial or operating results.

In conducting its analyses, Live Oak considered the results of all its analyses and did not attribute any particular weight to any one analysis or factor. The Live Oak management team arrived at its valuation range for Teamshares based on the results of all analyses undertaken and assessed as a whole and believes that the totality of the factors considered and analyses performed by the Live Oak management team in connection with its analyses operated collectively. The foregoing summary does not purport to be a complete description of the analyses performed by Live Oak m in connection with the proposed Business Combination. Assessing the value of a business involves various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description. The analyses performed by Live Oak management, particularly those based on estimates, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. None of the public companies used in the Guideline Company Analyses described above are identical to Teamshares or to one another and there are many differences between the businesses of the companies included in the Guideline Company Analyses and Teamshares’ current and future anticipated business. Accordingly, an analysis of publicly traded Guideline Companies is not mathematical; rather, it involves complex considerations and judgments concerning the differences in financial and operating characteristics of the companies and other factors that could affect the value of Teamshares and the public trading values of the companies to which information and estimates regarding Teamshares were compared. The analyses described herein do not purport to be appraisals or to reflect the prices at which any securities, including securities of the Combined Company, may trade at the present time or at any time in the future. Live Oak’s assessment of the valuation attributed to Teamshares under the terms of the proposed Business Combination, as reflected in the Live Oak financial analyses described above, was just one of the many factors taken into consideration by the Live Oak Board in determining to approve the Business Combination, as further described in the section above entitled “ Live Oak Board’s Reasons for the Approval of the Business Combination.” Consequently, the Live Oak management team’s analyses should not be viewed as determinative of the decision of the Live Oak Board.

Satisfaction of 80% Test

It is a requirement under the Nasdaq listing rules that any business acquired by Live Oak have a fair market value equal to at least 80% of the balance of the funds in the Trust Account (excluding the deferred underwriting discount and net of taxes payable on income earned on the Trust Account) at the time of the execution of a definitive agreement for an initial business combination. As of the Signing Date, the balance of the funds in the Trust Account was $[   ] million (excluding the deferred underwriting discount and taxes payable on income earned on the Trust Account) and 80% thereof represents approximately $[   ] million. In reaching its conclusion that the Business Combination meets the 80% asset test, the Live Oak Board looked at the implied value of Teamshares of based on the aggregate value of Combined Company securities issuable at the Closing equal to the sum of $525 million plus the aggregate value of any Interim Period Financing Transactions, if any, solely to the extent that Interim Period Financing Transaction Securities, if any, are converted into shares of Company Common Stock prior to the effective time of the Mergers under the terms of the Merger Agreement. After consideration of the factors identified and discussed in the section of this proxy statement/prospectus titled “Live Oak Board’s Reasons for the Approval of the Business Combination,” including the review and analyses of information about Teamshares conducted by Live Oak, it was concluded that Teamshares has an aggregate fair market value equal to at least 80% of the balance of funds in the Trust Account (excluding the deferred underwriting commission and net of taxes payable on income earned on the Trust Account) as of the Signing Date.

Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination

When you consider the recommendation of the Live Oak Board to vote in favor of approval of the Business Combination Proposal and the other Proposals, Live Oak shareholders should keep in mind that Live Oak’s Sponsor, directors and officers have interests in the Business Combination that may be different from or in addition to (and which may conflict with) your interests as a shareholder and may be incentivized to complete a business combination that is less favorable to shareholders rather than liquidating Live Oak. These interests include, among other things, the fact:

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[   ] million, assuming the per share value of the Sponsor Shares is the same as the $[   ] closing price of the Class A Ordinary Shares on the Nasdaq on [    ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[   ] million, assuming the per warrant value of the Private Warrant is the same as the $[   ] closing price of the Public Warrants on the Nasdaq on [    ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [   ]% of the outstanding shares of Combined Company Common Stock, based on the assumptions set forth in the section of this proxy statement/

prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[  ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[  ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

In addition to the interests of the Sponsor and Live Oak’s executive officers and directors in the Business Combination, Live Oak shareholders should be aware that the IPO Underwriter may also have financial interests that are different from, or in addition to, the interests of Live Oak shareholders, including the fact that:

•

that pursuant to the terms of the Underwriting Agreement, the IPO Underwriter may receive deferred underwriting fees in an amount equal to up to $0.30 per Unit issued in the IPO, or $6,900,000, and such fees are payable only if Live Oak completes an initial business combination. Such deferred amount will be subject to pro rata reduction based on the extent of redemptions that reduce the amount of the Trust Account at the time of Live Oak’s consummation of the initial business combination and will otherwise be allocated to members of FINRA who have assisted in the consummation of the initial business combination, at the discretion of the Sponsor;

•

that pursuant to the terms of a letter agreement with Live Oak, Santander, in its capacity as placement agent for the Initial PIPE Investment, is entitled to a fee of 3.0% of the gross proceeds received from the Initial PIPE Investors, and the Initial PIPE Investment will not be consummated unless the business combination with Teamshares is consummated;

•

that pursuant to the terms of the Placement Agent Agreement with Live Oak, Santander, in its capacity as placement agent, is entitled to receive cash fees equal to 3.00% of the gross proceeds from PIPE Investors, subject to certain exclusions, and reimbursement for certain expenses associated with Santander’s services as placement agent, subject to and contingent upon the consummation of the PIPE Investment;

•

that pursuant to the terms of the Teamshares-Santander Advisory and Placement Agent Agreement, Santander is entitled to receive a customary advisory fee, subject to certain adjustments (as well as a fee in respect of services as placement agent to Teamshares in respect of a Bridge Financing (if any such transaction is consummated by Teamshares (or the Combined Company) at or prior to the Closing, cash fees conditioned upon consummation thereof), payable to Santander in connection with the closing of the Business Combination.

In addition, Live Oak’s executive officers and directors currently have fiduciary duties or contractual obligations to the following other entities. Live Oak does not believe that the pre-existing fiduciary duties or contractual obligations of its executive officers and directors materially impacted its decision to enter into the proposed Business Combination with Teamshares:

Individual	Entity	Entity’s Business	Affiliation
Richard J. Hendrix	Live Oak Merchant Partners	Investments	Managing Partner

	Crestview Partners	Investments	Operating Executive

	RJH Management Co.	Investments	Founder and Officer

Adam J. Fishman	Live Oak Merchant Partners	Investments	Managing Partner

Ashton Hudson	Value Acquisition Fund	Investments	Partner

	Fifth Third Bank	Banking	Director

Andrea Tarbox	Solo Brands	E-commerce and Branding	Director

Except as set forth above, no compensation was paid to the Sponsor, or to Live Oak executive officers or directors, for services rendered to or in connection with the Business Combination. However, these persons may be reimbursed for out-of-pocket expenses (if any) incurred in connection with activities on Live Oak’s behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. Further, the Sponsor will receive Combined Company shares in exchange of Live Oak shares that it owns and Combined Company Warrants in respect of the Private Warrants the Sponsor owns at the Closing of the Business Combination. The issuance of these securities to be may result in material dilution of the equity interests of non-redeeming Public Shareholders. See “Questions and Answers about the Live Oak Extraordinary General Meeting — Q: What equity stake will current Public Shareholders, the Sponsor, Teamshares Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?”

Other than arising out of the proposed Business Combination and related transactions and as described under “Involvement or past performance by consultants, advisors, influencers, brand ambassadors and other Persons involved with Teamshares or the Combined Company, including members of their respective boards of directors, managers, consultants, advisors and other Persons, some or all of whom are public figures, may not be indicative of the future performance of Teamshares and the Combined Company and you should assess the merits of Teamshares’ business independently and be prepared to lose your entire investment.” In the section of this proxy statement/prospectus entitled “Risk Factors”, none of Live Oak, the Sponsor, or their respective affiliates had any interest in, or affiliation with, Teamshares. The existence of the differing, additional and/or conflicting interests described above may have influenced the decision of Live Oak’s officers and directors to enter into the Merger Agreement and Live Oak’s directors in making their recommendation that you vote in favor of the approval of the Business Combination. In particular, the existence of the interests described above may incentivize Live Oak’s officers and directors to complete an initial business combination, even if on terms less favorable to Live Oak Public Shareholders compared to liquidating Live Oak, because, among other things, if Live Oak is liquidated without completing an initial business combination, the Sponsor Shares and Private Warrants would be worthless (which, if unrestricted and freely tradable, would be worth an aggregate of approximately $[   ] million based on the closing price of Live Oak Class A Ordinary Shares and Live Oak Public Warrants on [    ], 2025), unreimbursed out-of-pocket expenses advanced by the Sponsor and any loans made by the Sponsor to Live Oak, to the extent applicable, would not be repaid to the extent such amounts exceed cash held by Live Oak outside of the Trust Account (none of which such expenses or loans have been incurred or are outstanding, as of the date of this proxy statement/prospectus). Upon completion of the Business Combination, it is not anticipated that any member of Live Oak management or the Live Oak Board will be employed by or provide services to the Combined Company, and there have been no conversations regarding the same.

Vote of the Sponsor

Pursuant to the Insider Letter, each of the Sponsor and Live Oak’s directors and officers agreed to vote any Live Oak Ordinary Shares, including the Sponsor Shares and any Public Shares purchased during or after the IPO, owned by them in favor of an initial business combination of Live Oak. Each has also waived any redemption rights, including with respect to the Sponsor Shares and any Public Shares they hold, in connection with the proposed Business Combination. The Sponsor Shares held by the Sponsor are not entitled to redemption rights upon Live Oak’s liquidation and will be worthless if no business combination is effected by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders). However, the Sponsor and Live Oak’s directors and officers are entitled to redemption rights upon Live Oak’s liquidation with respect to any Live Oak Class A Ordinary Shares they may acquire from the public market if no business combination is effected by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders).

Consideration Received or to be Received, and Securities Issued or to be Issued, by or to the Sponsor

Live Oak’s Sponsor, Live Oak Sponsor Partners V, LLC, a Delaware limited liability company, and its affiliates have received or may receive the following consideration from Live Oak prior to or in connection with the completion by Live Oak of an initial business combination in accordance with the terms of Live Oak’s governing documents (including upon the Closing of the proposed Business Combination with Teamshares):

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 5,750,000 Class B Ordinary Shares, also referred to as the Sponsor Shares (which will be converted into Class A Ordinary Shares, prior to the Domestication) held by the Sponsor (or any permitted distributees thereof, as applicable) will be worthless because the holders thereof entered into an agreement waiving entitlement to participate in any redemption or liquidating distributions with respect to such shares. Neither the Sponsor nor any other person received any compensation in exchange for this agreement to waive redemption and liquidation rights. Pursuant to terms of the Insider Letter, the Sponsor Shares (including the corresponding Combined Company securities, after the Closing) are subject to a lock-up whereby, subject to certain limited exceptions, the Sponsor Shares are not transferable until the earlier of (A) one year after the completion of Live Oak’s initial business combination or (B) subsequent to Live Oak’s initial business combination, the date on which the Combined Company consummates a transaction which results in all of its shareholders having the right to exchange their shares for cash, securities or other properties; provided, however, that if the Insider Letter Amendment Proposal is approved by Live Oak shareholders when presented at the Live Oak Extraordinary General Meeting, the foregoing lock-up terms will be amended as set forth in such proposal, upon the effectiveness of the Insider Letter Amendments at the Closing. (The Sponsor may, on or before the Closing of the Business Combination, distribute some or all of the Live Oak securities held by it and any such distributed Sponsor Shares may be released from lock-up restrictions in connection with applicable stock exchange listing requirements.) In this regard, while the Sponsor Shares are not the same as the Class A Ordinary Shares, are subject to certain restrictions that are not applicable to the Class A Ordinary Shares, and may become worthless if Live Oak does not complete a business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the aggregate value of the 5,750,000 Sponsor Shares owned by the Sponsor is estimated to be approximately $[   ] million, assuming the per share value of the Sponsor Shares is the same as the $[   ] closing price of the Class A Ordinary Shares on the Nasdaq on [    ], 2025;

•

that if the Business Combination or another Live Oak initial business combination is not consummated by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), Live Oak will cease all operations except for the purpose of winding up. In such event, the 4,500,000 Private Warrants held by the Sponsor (or any permitted distributees thereof, as applicable) will expire worthless. The Sponsor purchased the Private Warrants at an aggregate purchase price of $4,500,000, or $1.00 per warrant, with each whole Private Warrant entitling the holder thereof to purchase one Class A Ordinary Share for $11.50 per share, in the Private Placement consummated simultaneously with the IPO. Pursuant to the terms of the Insider Letter, the Private Warrants and all of their underlying securities, are also subject to lock-up restrictions whereby, subject to certain limited exceptions, the Private Warrants will not be sold or transferred until 30 days after Live Oak has completed a business combination (though the Sponsor is not prohibited from distributing Private Warrants out of the Sponsor in accordance with the Sponsor governing documents on or before the Closing of the Business Combination, which the Sponsor may determine to do, in its sole discretion). In this regard, while the Private Warrants are not the same as the Public Warrants, the aggregate value of the 4,500,000 Private Warrants held by the Sponsor is estimated to be approximately $[   ] million, assuming the per warrant value of the Private Warrant is the same as the $[   ] closing price of the Public Warrants on the Nasdaq on [   ], 2025;

•

that if the proposed Business Combination is consummated, immediately after the Closing the Sponsor (or, to the extent applicable, distributees of Sponsor Shares in the aggregate, if the Sponsor, in its discretion, determines to make such a distribution in accordance with the terms of the Sponsor governing documents) is anticipated to hold [   ]% of the outstanding shares of Combined

Company Common Stock, based on the assumptions set forth in the section of this proxy statement/prospectus entitled “Share Calculations and Ownership Percentages”, which also incorporate relevant assumptions further described in the section of this proxy statement/prospectus entitled “Unaudited Pro Forma Condensed Combined Financial Information” and “Beneficial Ownership of Securities” and 4,500,000 warrants, assuming, among other assumptions further described in aforementioned other sections of the accompanying proxy statement/prospectus, no redemptions of Public Shares and no exercise of Public Warrants or Private Warrants prior to or in connection with the proposed Business Combination;

•

that, based on the difference in the effective purchase price of $0.004 per share paid for the Class B Ordinary Shares, and $1.00 per warrant paid for the Private Warrants, as compared to the purchase price of $10.00 per Unit sold in the IPO, the Sponsor and its members may earn a positive rate of return even if the share price of Combined Company Common Stock after the Closing falls below the price initially paid for the Units in the IPO and the unredeeming unaffiliated Public Shareholders experience a negative rate of return following the Closing of the Business Combination;

•

that if, prior to the Closing, the Sponsor provides working capital loans to Live Oak, up to $1,500,000 of such working capital loans may be convertible into newly-issued Live Oak warrants with terms equivalent to existing Private Warrants at the option of the Sponsor, such loans may not be repaid if no business combination is consummated and Live Oak is forced to liquidate; provided, however, that, as of the date of this proxy statement/prospectus, there are no such working capital loans outstanding;

•

that unless Live Oak consummates an initial business combination, it is possible that Live Oak’s officers, directors and the Sponsor may not receive reimbursement for out-of-pocket expenses incurred by them, to the extent that such expenses exceed the amount of available funds not deposited in the Trust Account (provided, however, that, as of the date of this proxy statement/prospectus, Live Oak’s officers and directors have not incurred (nor are any of them expecting to incur) out-of-pocket expenses exceeding such funds available to Live Oak for reimbursement thereof);

•

that if the Trust Account is liquidated, including in the event Live Oak is unable to complete an initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Sponsor has agreed that it will be liable to Live Oak, if and to the extent any claims by a third party for services rendered or products sold to Live Oak or a prospective target business with which Live Oak has entered into a written letter of intent, confidentiality or similar agreement or business combination agreement (except for Live Oak’s independent registered public accounting firm), reduce the amount of funds in the Trust Account to below the lesser of (i) $[  ] per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $[  ] per share due to reductions in the value of the trust assets, net of taxes payable, provided, however, that such liability will not apply to any claims by a third party or prospective target business that executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable), nor will it apply to any claims under Live Oak’s indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act;

•

that the Sponsor and Live Oak’s officers and directors may benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate;

•

that, under the terms of the Administrative Services Agreement, Live Oak Merchant Partners, an affiliate of the Sponsor, is entitled to $17,500 per month for office space, secretarial and administrative support services until the earlier of the completion of Live Oak’s initial business combination or its liquidation;

•

that Live Oak’s directors and officers will be eligible for continued indemnification and continued coverage under directors’ and officers’ liability insurance after the Business Combination and pursuant to the terms of the Merger Agreement; and

•

that the Sponsor has invested an aggregate of $4,525,000 (consisting of $25,000 for the Sponsor Shares and $4,500,000 for the Private Warrants), which means that the Sponsor, following the Merger, if consummated, may experience a positive rate of return on such investments, even if other Live Oak shareholders experience a negative rate of return on their investment.

Because the Sponsor acquired the Sponsor Shares at a nominal price, the holders of non-redeeming Public Shares will incur an immediate and substantial dilution at the Closing and will incur additional dilution upon any exercise of the warrants held by the Sponsor, Additional detailed information about the potential dilutive impact of interests held by the Sponsor and Live Oak’s directors and officers is contained in the accompanying proxy statement/prospectus, including in the sections entitled: “Questions and Answers About the Live Oak Extraordinary General Meeting — What equity stake will current Public Shareholders, the Sponsor, Teamshares Stockholders and PIPE Investors hold in the Combined Company immediately after the Closing?” and “The Business Combination Proposal — Interests of Live Oak’s Sponsor, Directors, Officers and Advisors in the Business Combination.”

Anticipated Accounting Treatment

Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, although Live Oak will acquire all of the outstanding equity interests of Teamshares in the Business Combination, Live Oak will be treated as the “acquired” company and Teamshares will be treated as the accounting acquirer for financial statement reporting purposes. Accordingly, the Business Combination will be treated as the equivalent of Teamshares issuing stock for the net assets of Live Oak, accompanied by a recapitalization. The net assets of Live Oak will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Teamshares.

Teamshares has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances under both the No Redemption Scenario and the Contractual Maximum Redemptions Scenario:

•	The shareholders of Teamshares will have the greatest voting interest in the Post-Combination Company;

•	The shareholders of Teamshares will have the ability to control decisions regarding election and removal of directors and officers of the Post-Combination Company;

•	Teamshares will comprise the ongoing operations of the Post-Combination Company; and

•	Teamshares’ existing senior management will be the senior management of the Post-Combination Company.

•	Teamshares is the larger entity based on historical operating activity and its larger employee base.

Potential Purchases of Public Shares

In connection with the shareholder vote to approve the proposed Business Combination, the Sponsor, directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from shareholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the Trust Account. Such a purchase would include a contractual acknowledgement that such a shareholder, although still the record holder of Live Oak’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights, and would include a contractual provision that directs such shareholder to vote such shares in favor of the proposals presented at the Live Oak Extraordinary General Meeting. In the event that the Sponsor or directors, officers or advisors or their affiliates of Live Oak purchase shares in privately negotiated transactions from public shareholders who have already elected to exercise their redemption rights, such selling shareholders would be required to revoke their prior elections to redeem their shares for a portion of the Trust Account. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the Trust Account. None of Live Oak’s directors, officers or advisors or their respective affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller or during a restricted period under Regulation M under the Exchange Act.

The purpose of such purchases would be to increase the likelihood of obtaining shareholder approval of the Business Combination and other proposals or, where the purchases are made by the Sponsor, directors, officers or advisors or their respective affiliates, to satisfy a closing condition in an agreement related to the Business Combination.

Regulatory Matters

Under the HSR Act and the rules that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain transactions may not be consummated unless notifications have been given and information has been furnished to the Antitrust Division of the Department of Justice (“DOJ”) and the FTC and certain statutory waiting period requirements have been satisfied. [The Business Combination is not subject to these requirements].

At any time before or after consummation of the Business Combination, the DOJ and the FTC could take such action under applicable antitrust laws as each deems necessary or desirable, including seeking to enjoin the consummation of the Business Combination, to rescind the Business Combination or to conditionally permit completion of the Business Combination subject to regulatory conditions or other remedies. In addition, non-U.S. regulatory bodies and U.S. state attorneys general could take action under other applicable regulatory laws as they deem necessary or desirable, including, without limitation, seeking to enjoin or otherwise prevent the completion of the Business Combination or permitting completion subject to regulatory conditions. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. There can be no assurance that the DOJ, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, there can be no assurance as to its result. Neither Live Oak nor Teamshares is aware of any material regulatory approvals or actions that are required for completion of the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the entry by Live Oak into the Agreement and Plan of Merger, dated as of November 14, 2025, by and among Live Oak, Catalyst Sub Inc. (“Merger Sub”), Catalyst Sub 2 LLC (“Merger Sub II”), Teamshares Inc. (“Teamshares”) and Live Oak Sponsor V LLC (the “Merger Agreement”), and the consummation of the transactions contemplated by the Merger Agreement, including the merger of Merger Sub with and into Teamshares and immediately thereafter the merger of Teamshares with and into Merger Sub II, and the issuance of the consideration thereunder, and the performance by Live Oak of its obligations thereunder and thereby be ratified, approved, adopted and confirmed in all respects.”

Vote Required for Approval

The approval of the Business Combination Proposal will require an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a simple majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The Business Combination Proposal is conditioned on the approval of each of the other Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.

THE DOMESTICATION PROPOSAL (PROPOSAL 2)

Overview

Live Oak is proposing to change its corporate structure and redomicile from an exempted company incorporated under the laws of the Cayman Islands to a corporation incorporated under the laws of the State of Delaware. This change will be implemented as a transfer by continuation of Live Oak under the applicable laws of the Cayman Islands and the State of Delaware as described under “- Manner of Effecting the Domestication and the Legal Effect of the Domestication.”

The Domestication will be effected by the filing of an application to de-register Live Oak with the Registrar of Companies of the Cayman Islands and the filing of a Certificate of Corporate Domestication and the Interim Charter with the Delaware Secretary of State. The Interim Charter, which amends and removes the provisions of Live Oak’s Current Charter that terminate or otherwise become inapplicable because of the Domestication and otherwise provides Live Oak’s shareholders with the same or substantially the same rights as they have under the Current Charter. The Domestication will become effective immediately prior to the Closing of the Business Combination. The Interim Charter, which will become effective upon the Domestication is attached to this proxy statement/prospectus as Annex B. Prior to the Domestication, all outstanding Class B Ordinary Shares will convert into Class A Ordinary Shares and in connection with the Domestication, all outstanding Class A Ordinary Shares will convert into shares of Class A Common Stock in the continuing Delaware corporation. All shareholders are encouraged to read the Interim Charter in its entirety for a more complete description of their terms.

Only Live Oak Class B Shareholders will carry the vote in respect of any vote to transfer Live Oak by way of continuation in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of Live Oak in such other jurisdiction).

Comparison of Shareholder Rights under the Applicable Organizational Documents Before and After the Domestication

When the Domestication is completed, certain rights of shareholders will be governed by the Interim Charter rather than the Current Charter (which will cease to be effective) and certain rights of shareholders and the scope of the powers of the Live Oak Board and management will be altered as a result. The Interim Charter will be identical to the Proposed Charter with the addition of certain SPAC-specific provisions that will be retained prior to the Closing. For a summary comparison of the Proposed Charter, on the one hand, and the Current Charter, on the other, see the section entitled “The Charter Proposal (Proposal 3).” You should also read the form of the Interim Charter attached to this proxy statement/prospectus as Annex B carefully and in its entirety.

Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication

When the Domestication is completed, the rights of the shareholders will be governed by Delaware law, including the DGCL, rather than by the laws of the Cayman Islands, including the Cayman Islands Companies Act. Certain differences exist between the DGCL and the Cayman Islands Companies Act that will alter certain of the rights of shareholders and affect the powers of the Live Oak Board and management following the Domestication.

Shareholders should consider the following summary comparison of the Cayman Islands Companies Act, on the one hand, and the DGCL, on the other. This comparison is not intended to be complete and is qualified in its entirety by reference to the DGCL and the Cayman Islands Companies Act.

The owners of a Delaware corporation’s shares are referred to as “stockholders.” For purposes of language consistency, in certain sections of this proxy statement/prospectus, Live Oak may continue to refer to the share owners of Live Oak as “shareholders.”

Provision	Cayman Islands	Delaware
Applicable legislation	The Cayman Companies Act	General Corporation Law of the State of Delaware

General Vote Required for Combinations with Interested Stockholders/Shareholders	No similar provision.	Generally, a corporation may not engage in a business combination with an interested stockholder for a period of three years after the time of the transaction in which the person became an interested stockholder, unless the corporation opts out of the applicable statutory provision.

Appraisal Rights	Under the Companies Act and subject to certain exceptions, shareholders that dissent from a merger are entitled to be paid the fair market value of their shares, which if necessary may ultimately be determined by the courts of the Cayman Islands.

Generally a stockholder of a publicly traded corporation does not have appraisal rights in connection with a merger.

Stockholders of a publicly traded corporation do, however, generally have appraisal rights in connection with a merger if they are required by the terms of a merger agreement to accept for their shares anything except: (a) shares or depository receipts of the corporation surviving or resulting from such merger; (b) shares of stock or depository receipts that will be either listed on a national securities exchange or held of record by more than 2,000 holders; (c) cash in lieu of fractional shares or fractional depository receipts described in (a) and (b) above; or (d) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in (a), (b) and (c) above.

Requirements for Stockholder/Shareholder Approval	Certain matters must be approved by special resolution of the shareholders as a matter of Cayman Islands law, including alteration of the memorandum or articles of association, appointment of inspectors to examine company affairs, reduction of share capital (subject, to court approval), change of name, authorization of a plan of	Stockholder approval of mergers, a sale of all or substantially all the assets of the corporation, or dissolution require a majority of the outstanding shares entitled to vote thereon; most other stockholder approvals require a majority of the shares present in person or by proxy at the meeting and entitled to vote on the matter, provided a quorum is present.

Provision	Cayman Islands	Delaware

merger (other than a merger between a parent and a subsidiary), or consolidation or voluntary winding up of the company.

The Current Charters requires a transfer by way of continuation to another jurisdiction to be approved by special resolution of the shareholders.

The Companies Act requires that a special resolution be passed by at least two-thirds or such higher percentage as set forth in the memorandum and articles of association, of shareholders being entitled to vote and do vote in person or by proxy at a general meeting, or by unanimous written resolution of shareholders entitled to vote at a general meeting.

The Companies Act defines “special resolutions” only. A company’s memorandum and articles of association can therefore tailor the definition of “ordinary resolutions” as a whole, or with respect to specific provisions. Under the Current Charter an ordinary resolution must be passed at a general meeting by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. The expression includes a unanimous resolution in writing.

Requirement for Quorum	The holders of at least one-third of the issued and outstanding shares of the company being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall constitute a quorum.	Quorum is a majority of shares entitled to vote at the meeting unless otherwise set in the organizational documents, but cannot be less than one-third of the shares entitled to vote at the meeting.

Stockholder/Shareholder Consent to Action Without Meeting	A company’s articles of association may allow shareholders to pass special and ordinary resolutions in writing. Special resolutions passed in	Unless otherwise provided in the certificate of incorporation, stockholders may act by written consent.

Provision	Cayman Islands	Delaware
writing must be approved by all the members entitled to vote at a general meeting of the company. Ordinary resolutions passed in writing may be approved by such number of shareholders as prescribed by the company’s articles of association. Our Current Charter requires an Ordinary Resolution in writing to be adopted unanimously.

Inspection of Books and Records	Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies (other than copies of their memorandum and articles of association, register of mortgages and charges, and any special resolutions). Under Cayman Islands law, the names of an exempted company’s current directors can be obtained from a search conducted at the Registrar of Companies.	Any stockholder may inspect the corporation’s books and records for a proper purpose during the usual hours for business.

Stockholder/Shareholder Lawsuits	In the Cayman Islands, the decision to institute proceedings on behalf of a company is generally taken by the company’s board of directors. A shareholder may be entitled to bring a derivative action on behalf of the company only in certain limited circumstances (e.g., where a company acts or proposes to act illegally or ultra vires (beyond the scope of its authority); the act complained of, although not ultra vires, could be effected if duly authorized by a special resolution that has not been obtained; and those who control the company are perpetrating a “fraud on the minority”).	A stockholder may bring a derivative suit subject to procedural requirements.

Removal of Directors	A company’s memorandum and articles of association may provide that a director may be removed for any or no reason and that, in	Any director or the entire board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote

Provision	Cayman Islands	Delaware
	addition to shareholders, directors may be granted the power to remove a director.	at an election of directors, except as follows: (1) unless the certificate of incorporation otherwise provides, in the case of a corporation with a classified board, stockholders may effect such removal only for cause; or (2) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director’s removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board.

Number of Directors	Subject to the memorandum and articles of association, the board of directors of a company may increase the size of the board and fill any vacancies.	The number of directors is fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case a change in the number of directors shall be made only by amendment of the certificate of incorporation. The bylaws may provide that the board may increase the size of the board and fill any vacancies.

Classified or Staggered Boards	Classified boards are permitted.	Classified boards are permitted.

Fiduciary Duties of Directors	The fiduciary duties of a director of a Cayman Islands exempted company are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty.	Directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders.

Indemnification of Directors and Officers	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for	A corporation shall have the power to indemnify any person who was or is a party to any proceeding because such person is

Provision	Cayman Islands	Delaware
	indemnification of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against the consequences of the director’s own fraud or willful default.	or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred if the person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. If the action was brought by or on behalf of the corporation, no indemnification is made when a person is adjudged liable to the corporation unless a court determines such person is fairly and reasonably entitled to indemnity for expenses the court deems proper.

Limited Liability of Directors	Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may limit the liability of directors and officers, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as limiting liability for fraud or willful default.	Permits the limiting or eliminating of the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful stock repurchases or dividends, or improper personal benefit.

Reasons for the Domestication

The Live Oak Board believes that it would be in the best interests of Live Oak to effect the Domestication immediately prior to the completion of the Business Combination. The primary reason for the Domestication is to enable Live Oak to avoid certain taxes that would be imposed on the Combined Company and/or Live Oak if Live Oak were to conduct an operating business in the United States as a foreign corporation following the Business Combination.

The Live Oak Board believes that it would be in the best interests of Live Oak to effect the Domestication to enable Live Oak to avoid certain taxes that would be imposed if it were to conduct an operating business in the United States as a foreign corporation following the Business Combination. In addition, the Live Oak Board believes Delaware provides a recognized body of corporate law that will facilitate corporate governance by its officers and directors. Delaware maintains a favorable legal and regulatory environment in which to operate. For many years, Delaware has followed a policy of encouraging companies to incorporate there and, in furtherance of that policy, has adopted comprehensive, modern and flexible corporate laws that are regularly updated and revised to meet changing business needs. As a result, many corporations have initially chosen Delaware as their domicile or have subsequently reincorporated in Delaware in a manner similar to the procedures Live Oak is proposing. Due to Delaware’s longstanding policy of encouraging incorporation in that state and consequently its popularity as the state of incorporation, the Delaware courts have developed a considerable expertise in dealing with corporate issues and a substantial body of case law has developed construing the DGCL and establishing public policies with respect to Delaware corporations. It is anticipated that the DGCL will continue to be interpreted and explained in a number of significant court decisions that may provide greater predictability with respect to Live Oak’s corporate legal affairs following the Business Combination.

Regulatory Approvals; Third Party Consents

Live Oak is not required to make any filings or to obtain any approvals or clearances from any antitrust regulatory authorities in the United States or other countries in order to complete the Domestication. Live Oak must comply with applicable United States federal and state securities laws in connection with the Domestication.

The Domestication will not breach any covenants or agreements binding upon Live Oak and will not be subject to any additional federal or state regulatory requirements, except compliance with the laws of the Cayman Islands and Delaware necessary to effect the Domestication.

Certificate of Incorporation

Commencing with the effective time of the Domestication under the applicable law, the Interim Charter will govern the rights of Live Oak’s stockholders. A chart comparing your rights as a holder of Ordinary Shares of Live Oak as a Cayman Islands exempted company with your rights as a holder of Live Oak common stock as a Delaware corporation can be found above in “- Comparison of Shareholder Rights under Applicable Corporate Law Before and After the Domestication.”

Tax Consequences to Holders of Ordinary Shares Who Receive Live Oak Common Stock as a Result of the Domestication

If the Proposals described in this proxy statement/prospectus are approved, then holders of Ordinary Shares who do not elect to exercise their redemption rights will receive Live Oak common stock as a result of the Domestication. For a description of the material U.S. federal income tax consequences of the Domestication, see the section entitled “- U.S. Federal Income Tax Considerations for Holders of Public Shares, Live Oak Public Warrants, Combined Company Common Stock, and/or Combined Company Warrants.”

Manner of Effecting the Domestication and the Legal Effect of the Domestication

Delaware Law

Pursuant to Section 388 of the DGCL, a non-United States entity may become domesticated as a Delaware corporation by filing with the Delaware Secretary of State a Certificate of Corporate Domestication and a Certificate of Incorporation, certifying to the matters set forth in Section 388 of the DGCL. The domestication must be approved in the manner provided for by the instrument or other writing governing the internal affairs of the non-United States entity and the conduct of its business or by applicable non-Delaware law, as appropriate, and the Certificate of Incorporation must be approved by the same authorization required to approve the domestication.

When a non-United States entity has become domesticated as a Delaware corporation, for all purposes of Delaware law, the corporation will be deemed to be the same entity as the domesticating non-United States entity and the domestication will constitute a continuation of the existence of the domesticating non-United States entity in the form of a Delaware corporation. When any domestication will have become effective, for all purposes of Delaware law, all of the rights, privileges and powers of the non-United States entity that has been domesticated and all property, real, personal and mixed, and all debts due to such non-United States entity, as well as all other things and causes of action belonging to such non-United States entity, will remain vested in the corporation to which such non-United States entity has been domesticated (and also in the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and will be the property of such corporation (and also of the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication), and the title to any real property vested by deed or otherwise in such non-United States entity shall not revert or be in any way impaired by reason of the domestication; but all rights of creditors and all liens upon any property of such non-United States entity will be preserved unimpaired, and all debts, liabilities and duties of the non-United States entity that has been domesticated will remain attached to the corporation to which such non-United States entity has been domesticated (and also to the non-United States entity, if and for so long as the non-United States entity continues its existence in the foreign jurisdiction in which it was existing immediately prior to the domestication) and may be enforced against it to the same extent as if said debts, liabilities and duties had originally been incurred or contracted by it in its capacity as such corporation. The rights, privileges, powers and interests in property of the non-United States entity, as well as the debts, liabilities and duties of the non-United States entity, will not be deemed, as a consequence of the domestication, to have been transferred to the corporation to which such non-United States entity has domesticated for any purpose of the laws of the State of Delaware.

Cayman Islands Law

If the Domestication Proposal is approved, Live Oak will also apply to de-register as a Cayman Islands exempted company pursuant to Section 206 of the Cayman Islands Companies Act. Upon the deregistration, Live Oak will no longer be subject to the provisions of the Cayman Islands Companies Act. Except as provided in the Cayman Islands Companies Act, the deregistration will not affect the rights, powers, authorities, functions and liabilities or obligations of Live Oak or any other person.

Accounting Treatment of the Domestication

The Domestication is being proposed solely for the purpose of changing the legal domicile of Live Oak. There will be no accounting effect or change in the carrying amount of the assets and liabilities of Live Oak as a result of the Domestication. The business, capitalization, assets and liabilities and financial statements of Live Oak immediately following the Domestication will be the same as those immediately prior to the Domestication.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as a special resolution of the Live Oak Class B Shareholders, that Live Oak Acquisition Corp. V be de-registered as an exempted company in the Cayman Islands pursuant to Article 48 of the Amended and Restated Memorandum and Articles of Association of Live Oak Acquisition Corp. V and be registered by way of continuation as a corporation in the State of Delaware and conditional upon, and with effect from, the registration of Live Oak Acquisition Corp. V in the State of Delaware as a corporation, governed by the Interim Charter attached as Annex B to the proxy statement/prospectus in respect of the meeting, at which time the Amended and Restated Memorandum and Articles of Association will be replaced by that Interim Charter as referenced in the proxy statement/prospectus in respect of the meeting.”

Vote Required for Approval

The approval of the Domestication Proposal will require a special resolution under Cayman Islands law, being a resolution passed by the holders of at least two-thirds of the Class B Ordinary Shares who, being present (either in person or by proxy) and entitled to vote at the Live Oak Extraordinary General Meeting, vote at the

Live Oak Extraordinary General Meeting. Only Live Oak Class B Shareholders will carry the vote in respect of any vote to continue Live Oak in a jurisdiction outside the Cayman Islands (including, but not limited to, the approval of the organizational documents of Live Oak in such other jurisdiction).

The Domestication Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DOMESTICATION PROPOSAL.

THE CHARTER PROPOSAL (PROPOSAL 3)

If the Business Combination is to be consummated, the Combined Company will adopt the Proposed Charter in the form attached to this proxy statement/prospectus as Annex C, which, in the judgment of the Live Oak Board, is necessary to adequately address the needs of the Combined Company following the Closing. Concurrent with the adoption of the Proposed Charter, the Proposed Bylaws in the form attached to this proxy statement/prospectus as Annex D will also be adopted.

The following table sets forth a summary of the principal differences between the Current Charter and the Proposed Charter. This summary is qualified by reference to the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Charter in its entirety for a more complete description of its terms.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
Authorized Capital Stock	The Current Charter authorizes (i) 500,000,000 Live Oak Class A Ordinary Shares, (ii) 50,000,000 Live Oak Class B Ordinary Shares and (iii) 5,000,000 Preference Shares.	The Proposed Charter authorizes the Combined Company to issue [ ] shares of Common Stock and [ ] shares of Preferred Stock, in each case with a par value of $0.01 per share.

Increasing or Decreasing Authorized Capital Stock, Including Number of Unissued Shares of a Series of Preferred Stock	Subject to the Companies Act, under the Current Charter (subject to Article 10 (relating to the variation of rights of shares)), the Company may: (i) by Ordinary Resolution, increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine, or (ii) by Ordinary Resolution, cancel any shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, or (iii) by Special Resolution, reduce its share capital or any capital redemption reserve fund.	Under Article V of the Proposed Charter, subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the requisite vote of the stockholders entitled to vote thereon, voting as a single class, irrespective of DGCL Section 242(b)(2).

Provisions Specific to a Blank Check Company	Under the Current Charter, Article 50 sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.	The Proposed Charter does not include provisions specific to a blank check company.

Number of Directors	The Current Charter provides that the number of directors of Live Oak, shall be no less than one person, the directors may from time to time fix the maximum and minimum number of directors to be appointed by resolution of the Board of Directors.	Article VI of the Proposed Charter provides that the number of directors constituting the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Composition of the Board of Directors	Under the Current Charter, Article 30.4 sets out the composition of the Board of Directors, dividing the Board into three (3) classes, as	Article VI of the Proposed Charter provides that the Board is classified into three classes,

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
	nearly equal in number as possible and designated Class I, Class II and Class III. The Live Oak Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual general meeting of the shareholders of Live Oak, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal.	designated Class I, Class II and Class III, with staggered three-year terms. The Board is authorized to designate sitting directors to classes. Each director holds office until a successor is duly elected and qualified or until earlier death, resignation, disqualification or removal.

Appointment of Directors	Under the Current Charter, prior to the closing of a business combination, Live Oak may by Ordinary Resolution of the holders of the Live Oak Class B Ordinary Shares appoint any person to serve as a director. For the avoidance of doubt, prior to the closing of a business combination, holders of Live Oak Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	The Proposed Charter does not prescribe who may be appointed to serve as a director beyond qualifications the Board or governing documents may set. Directors need not be stockholders.

Removal of Directors	Under the Current Charter, prior to the closing of a business combination, Live Oak may by Ordinary Resolution of the holders of the Live Oak Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of Live Oak Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	Article VI of the Proposed Charter provides that, subject to the rights of holders of any series of Preferred Stock, the Board or any individual director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares entitled to vote at an election of directors.

Board of Directors Vacancies	Under the Current Charter, outside of the passing of a shareholder resolution, vacancies on the board can only be filled by vote of a majority of the remaining members of the Board.	Article VI of the Proposed Charter provides that vacancies and newly created directorships shall be filled exclusively by a majority of the directors then in office (even if less than a quorum) or by a sole remaining director (other than any directors elected by a separate vote of Preferred Stock), and not by stockholders.

Action by Written Consent	The Current Charter provides that a resolution to be passed either as an Ordinary Resolution or a Special Resolution at a general meeting, also includes a unanimous written resolution of the shareholders of the Company.	Article VII of the Proposed Charter provides that stockholder action by written consent is not permitted for common stockholders; provided that, if

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
expressly provided in a Certificate of Designation for a series of Preferred Stock, such Preferred holders may act by written consent to the extent and in the manner set forth therein.

Calling of Special Shareholder Meetings	The Current Charter provides that the directors, the chief executive officer or the chairman of the board of directors of the Company may call general meetings, and that the shareholders shall not have the ability to call general meetings.	Article VII of the Proposed Charter provides that, subject to the special rights of holders of Preferred Stock, special meetings may be called only by or at the direction of the Board of Directors, the Chairperson, the Chief Executive Officer or the President, and not by any other person.

Indemnification	The Current Charter provides that a director or officer of Live Oak together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Live Oak against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article IX of the Proposed Charter authorizes the Combined Company to provide indemnification and advancement rights.

Waiver of Jury Trial	The Current Charter does not contain a waiver of trial by jury.	The Proposed Charter does not contain a waiver of trial by jury.

Quorum	The Current Charter provides that the holders of one third of the shares being individuals present in person or by proxy or if a corporation or other non-natural person by its duly authorized representative or proxy shall be a quorum for any meeting of the shareholders.	The Proposed Charter does not expressly address what constitutes a quorum; such matters are addressed in the Proposed Bylaws.

Voting	The Current Charter provides that holders of Live Oak Class A Ordinary Shares and holders of Live Oak Class B Ordinary Shares will vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article, and the Transfer by Way of Continuation Article). Each Live Oak Ordinary Share will have one vote on all such matters. If the share capital of Live Oak is divided into different	The Proposed Charter does not expressly address stockholder voting; such matters are addressed in the Proposed Bylaws.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
classes, the rights of such a class may not be varied except by a vote of that affected class, which shall not be less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class or by consent in writing of the holders of not less than two thirds of the issued shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article, which shall only require the consent in writing of the holders of a majority of the issued Live Oak Class B Ordinary Shares).

Stockholder Vote for Sales, Leases, Exchanges or Other Dispositions	Under Cayman Islands law, the sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a Cayman Islands exempted company is at the discretion of the board of directors of the Company (subject to any additional approvals set out in a company’s articles of association or other governance documentation (such as a shareholders’ agreement)). The Current Charter does not include any approvals relating to such disposals.	The Proposed Charter does not expressly address stockholder approval requirements for sales, leases, exchanges or other dispositions of assets; such matters are governed by applicable law.

Limitation of Liability of Directors and Officers	The Current Charter provides that a director or officer of Live Oak together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Live Oak against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article VIII of the Proposed Charter eliminates personal liability of directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

Corporate Opportunities	To the fullest extent allowed by law, none of the Sponsor or any individual serving as a director or officer of Live Oak shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as the Company. Live Oak renounces any expectancy that any of the directors or officers of Live Oak will offer any such corporate opportunity of which he or she may become aware to Live Oak.	The Proposed Charter does not expressly address corporate opportunities.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger

Interested Party Transaction Approvals

The Current Charter provides that: (1) a director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a director, (2) a director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company, (3) no person shall be disqualified from the office of director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established, with a director being at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.

A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interest in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

The Proposed Charter does not expressly address interested party transaction approvals beyond general DGCL duties and conflict-of-interest provisions.

Choice of Forum	The Current Charter provides that unless Live Oak consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over	Article X of the Proposed Charter provides that, unless the Corporation consents to an alternative forum, the Delaware

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
	any claim or dispute arising out of or in connection with the amended and restated memorandum of association of Live Oak, the amended and restated articles of association of Live Oak or otherwise related in any way to each Live Oak shareholder’s shareholding in Live Oak, including but not limited to (i) any derivative action or proceeding brought on behalf of Live Oak, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer or other employee of Live Oak to Live Oak or Live Oak’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act, the amended and restated memorandum of association or the amended and restated articles of association (in each case, of Live Oak), or (iv) any action asserting a claim against Live Oak governed by the “Internal Affairs Doctrine” (as such concept is recognized under the laws of the United States of America).	Court of Chancery (or, if no jurisdiction, the U.S. District Court for the District of Delaware or other Delaware state courts) is the exclusive forum for internal-affairs claims; the federal district courts of the United States are the exclusive forum for Securities Act claims.

Amendment to Charter and Bylaws

The Current Charter requires a:

•

Special Resolution to alter or add to the Articles or to the Memorandum with respect to any objects, powers or other matters specified therein (except that, prior to the closing of a Business Combination, a Special Resolution of the Live Oak Class B Ordinary Shares is required to approve amendments to the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands) ;

•

Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Live Oak Class B Ordinary Shares, (except where such amendment is proposed in respect of the consummation of a business combination) require a Special Resolution passed by at least 90% of the holders of the Live Oak Ordinary Shares then outstanding;

Article VI of the Proposed Charter authorizes the Board to adopt, amend or repeal the bylaws; any stockholder adoption, amendment or repeal of the bylaws requires the affirmative vote of at least two-thirds of the voting power of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. Article XI of the Proposed Charter provides that specified articles (including Article V, VI, VII, VIII, IX, X and XI) may be amended or repealed, or inconsistent provisions adopted, only by the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares entitled to vote thereon, voting together as a single class, in addition to any other required vote.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger

Pre-Suit Demand in Derivative Suits

As a general rule, a minority shareholder of a Cayman Islands exempted company cannot bring an action with respect to wrongs done to that company as this will be for the company to pursue. However, in limited circumstances, the Cayman Islands courts will permit a minority shareholder to commence a derivative action in the name of the company. These situations include (a) where there has been a wrong (such as a breach of duty) done to the company and the wrongdoer in question are in control of the company and are preventing it from acting or (b) where the act complained of is illegal or ultra vires and cannot be ratified by its members.

A shareholder may have a direct right of action against the company where the individual rights personal to that shareholder have been infringed or are about to be infringed.

The Proposed Charter does not expressly address pre-suit demand or derivative procedures; such matters are governed by Delaware law.
Stock Ownership Requirement for Derivative Suits; Jury Trials	As noted above, as a general rule, an action for a wrong done to the company may not be brought by a minority shareholder of a Cayman Islands exempted company, save in very limited circumstances. However, if those circumstances exist, the person who brings those proceedings must own shares in the company.	The Proposed Charter does not expressly address stock ownership requirements for derivative standing or jury trial waivers; such matters are governed by Delaware law.

Dissent and Appraisal Rights	Under the Companies Act, save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from a merger or consolidation is entitled to payment of the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which they might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. No such dissent rights shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed under the Companies Act for written notice of an election to dissent.	The Proposed Charter does not expressly address dissenters’ or appraisal rights; such rights are governed by the DGCL.

In the judgment of the Live Oak Board, the Proposed Charter is necessary to address the needs of the Combined Company following the Closing. In particular:

•	To change the corporate name from “Live Oak Acquisition Corp. V” to “Teamshares Inc.”;

•

To increase the total number of shares of our capital stock from (a) [ ] Public Shares, [ ] Founder Shares and [ ] preference shares, par value $[ ] per share, of Live Oak to (b) [ ] shares of Combined Company capital stock which consists of (A) [ ] shares of Combined Company Common Stock, and (B) [ ] shares of Combined Company Preferred Stock, and

•

To authorize all other changes in connection with the replacement of Live Oak Governing Documents with the Proposed Charter and Proposed Bylaws in connection with the consummation of the Business Combination (copies of which are attached to this proxy statement/prospectus as Annex B and Annex C, respectively).

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that adoption by the Combined Company of the (i) Proposed Charter, in the form attached to the proxy statement/prospectus as Annex C, and (ii) the Proposed Bylaws, in form attached to the proxy statement/prospectus as Annex D, each to be effective upon the consummation of the Business Combination, be confirmed, ratified and approved.”

Vote Required for Approval

The approval of the Charter Proposal does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Live Oak Board is asking the Live Oak shareholders to approve the Charter Proposal by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The Charter Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAKBOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE CHARTER PROPOSAL.

THE ORGANIZATIONAL DOCUMENTS PROPOSALS (PROPOSALS 4-9)

In connection with the Business Combination, Live Oak is asking its shareholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. The shareholder votes regarding these proposals are advisory votes, and are not binding on the Combined Company or the Combined Company Board. In the judgment of the Live Oak Board, these provisions are necessary to adequately address the needs of the Combined Company. Furthermore, the Business Combination is not conditioned on the separate approval of the Organizational Documents Proposals (separate and apart from approval of the Charter Proposal).

Live Oak shareholders are asked to consider and approve, on a non-binding advisory basis, six separate sub-proposals (“The Organizational Documents Proposals”) in connection with the replacement of the Cayman Constitutional Documents with the Proposed Organizational Documents. These six proposals are being presented separately to give shareholders the opportunity to present their separate views on important corporate governance provisions and will be voted upon on a non-binding advisory basis.

The Proposed Organizational Documents differ from the Cayman Constitutional Documents. The following table sets forth a summary of the principal changes proposed between the Cayman Constitutional Documents and the Proposed Organizational Documents. This summary is qualified by reference to the complete text of the Cayman Constitutional Documents of Live Oak, the complete text of the Proposed Charter, a copy of which is attached to this proxy statement/prospectus as Annex B and the complete text of the Proposed Bylaws, a copy of which is attached to this proxy statement/prospectus as Annex C. All shareholders are encouraged to read the Proposed Organizational Documents in their entirety for a more complete description of their terms. Additionally, as the Cayman Constitutional Documents are governed by the Companies Act and the Proposed Organizational Documents will be governed by the DGCL, Live Oak encourages shareholders to carefully consult the information set out under the section entitled “The Domestication Proposal” — Comparison of Shareholder Rights Under Applicable Corporate Law Before and After Domestication”.

	Cayman Constitutional Documents	Proposed Organizational Documents
Authorized Shares (Organizational Documents Proposal 4)	The authorized share capital set out in the Cayman Constitutional Documents is US$55,500 divided into 500,000,000 Live Oak Class A Shares, 50,000,000 Live Oak Class B Shares and 5,000,000 preference shares of a par value of US$0.0001 each.	The Proposed Organizational Documents authorize [ ] shares, consisting of [ ] shares of Combined Company Common Stock and [ ] shares of Combined Company Preferred Stock.

	See paragraph 5 of the current Live Oak amended and restated memorandum of association.	See Article [IV] of the Proposed Charter.

Exclusive Forum Provision (Organizational Documents Proposal 5)	The Cayman Constitutional Documents provide that unless Live Oak consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the Cayman Constitutional Documents or otherwise related in any way to each shareholder’s shareholding in Live Oak, including but not limited

The Proposed Organizational Documents adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.

These provisions will not address or apply to claims that arise under the

	Cayman Constitutional Documents	Proposed Organizational Documents

to: (i) any derivative action or proceeding brought on Live Oak’s behalf; (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any of Live Oak’s current or former director, officer or other employee to Live Oak or its shareholders; (iii) any action asserting a claim arising pursuant to any provision of the Companies Act or the Cayman Constitutional Documents; or (iv) any action asserting a claim against Live Oak governed by the internal affairs doctrine (as such concept is recognized under the laws of the United States) and that each shareholder irrevocably submits to the exclusive jurisdiction of the courts of the Cayman Islands over all such claims or disputes. The forum selection provision in the Cayman Constitutional Documents do not apply to actions or suits brought to enforce any liability or duty created by the Securities Act, Exchange Act or any claim for which the federal district courts of the United States are, as a matter of the laws of the United States, the sole and exclusive forum for determination of such a claim.

See Article 53 of the Cayman Constitutional Documents.

Exchange Act; however, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder.

See Article [XI] of the Proposed Charter

Adoption of Supermajority Vote Requirement to Amend the Proposed Organizational Documents (Organizational Documents Proposal 6)

The Cayman Constitutional Documents requires a:

•

Special Resolution to alter or add to the Articles or to the Memorandum with respect to any objects, powers or other matters specified therein (except that, prior to the closing of a Business Combination, a Special Resolution of the Live Oak Class B Ordinary Shares is required to approve amendments to

The Proposed Charter requires the affirmative vote of at least [66 2⁄3]% of the voting power of the outstanding shares to amend, alter, repeal or rescind [Article V, Article VI, Article VIII, Article IX, Article X, Article XI and Article XII] of the Proposed Charter. For amendments to other provisions of the Proposed Charter, the DGCL requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon.

	Cayman Constitutional Documents	Proposed Organizational Documents

the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands) ;

•

Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Live Oak Class B Ordinary Shares, (except where such amendment is proposed in respect of the consummation of a business combination) require a Special Resolution passed by at least 90% of the holders of the Live Oak Ordinary Shares then outstanding;

See Article 18 of the Cayman Constitutional Documents.

See Article [XIII] of the Proposed Charter.

The Proposed Charter permits the Combined Company Board to amend, alter, repeal or rescind the Proposed Bylaws without the consent or vote of the stockholders of the Company.

See Article [V] of the Proposed Charter.

Removal of Directors (Organizational Documents Proposal 7)

The Cayman Constitutional Documents provide that prior to the closing of a business combination, Live Oak may by Ordinary Resolution of the holders of the Live Oak Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of Live Oak Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.

See Article 30 of the Cayman Constitutional Documents.

The Proposed Organizational Documents permit the removal of a director only for cause and only by the affirmative vote of the holders of a majority of at least 66 2⁄3% of the total voting power of all then-outstanding shares of the Company.

See Article [VI], subsection [(D)] of the Proposed Charter.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as six separate ordinary resolutions on a non-binding and advisory basis only, that the following governance provisions contained in the Proposed Organizational Documents be and are hereby approved: resolutions, that:

•

Organizational Documents Proposal 4 — Under the Proposed Organizational Documents, the Combined Company would be authorized to issue (A) [ ] shares of Combined Company Common Stock and (B) [ ] shares of Combined Company Preferred Stock.

•

Organizational Documents Proposal 5 — The Proposed Organizational Documents would adopt (a) Delaware as the exclusive forum for certain stockholder litigation and (b) the federal district courts of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act and the Exchange Act

•

Organizational Documents Proposal 6 — The Proposed Charter would require the affirmative vote of at least two-thirds of the total voting power of all then-outstanding shares of the Combined Company to amend, alter, repeal or rescind certain provisions of the Proposed Charter.

•

Organizational Documents Proposal 7 — The Proposed Charter would require the affirmative vote of at least two-thirds of the outstanding shares entitled to vote at an election of directors, voting together as a single class, to remove a director only for cause.

•

Organizational Documents Proposal 8 — The Proposed Charter would prohibit stockholder action by written consent in lieu of a meeting and require stockholders to take action at an annual or special meeting.

•

Organizational Documents Proposal 9 — The Proposed Charter would (1) change the corporate name from “Live Oak Acquisition Corp. V” to “Teamshares Inc.”, (2) make the Combined Company’ corporate existence perpetual and (3) remove certain provisions related to Live Oak’s status as a blank check company that will no longer be applicable upon consummation of the Business Combination.

Vote Required for Approval

The approval of the Organizational Documents Proposals does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Live Oak Board is asking the Live Oak shareholders to approve the Organizational Documents Proposals by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The Organizational Documents Proposals are conditioned on the approval of the Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” EACH OF THE ORGANIZATIONAL DOCUMENTS PROPOSALS.

THE INCENTIVE PLAN PROPOSAL (PROPOSAL 10)

Live Oak is asking its shareholders to consider and vote on a proposal to approve, by ordinary resolution, the 2026 Stock Incentive Plan (the “Incentive Plan”), which, if approved by the Live Oak shareholders and adopted by the Combined Company, will be available to the Combined Company on a go-forward basis from the Closing. Approval of the Incentive Plan will allow the Combined Company to utilize a broad array of equity incentives to secure and retain the services of employees, officers, directors, consultants and advisors and to provide long-term incentives that align the interests of employees, officers, directors, consultants and advisors with the interests of the Combined Company’s shareholders following the Closing of the Business Combination. If the Incentive Plan is not approved by Live Oak shareholders, it will not become effective and no awards will be granted thereunder.

For purposes of this Proposal 10 and except where the context otherwise requires, the term (i) “Company” and similar terms will include the Combined Company at and following the Closing, and any of its present or future parent or subsidiary corporations as defined in Sections 424I or (f) of the Code and any other business venture (including, without limitation, joint venture or limited liability company) in which the Company has a controlling interest, as determined by the Board and (ii) “Board” will mean the Combined Company Board at and following the Closing and the compensation committee of the Board or any similar committee or sub-committee or the Delegated Persons (as defined below) to the extent that the Board’s powers or authority under the Incentive Plan have been delegated to such committee, sub-committee or Delegated Persons, in accordance with the Incentive Plan.

The remainder of this Proposal 10 includes:

•	Highlights of the Reasons Why Shareholders Should Approve the Incentive Plan; and

•	Description of the Incentive Plan.

Highlights of the Reasons Why Shareholders Should Approve the Incentive Plan

Incentivizes, Retains and Motivates Talent. It is critical to the Company’s success that the Company incentivize, retain and motivate the best talent in what is a competitive labor market. The Company’s equity-based compensation program will be a key component in the Company’s ability to pay market-competitive compensation to its employees.

Aligns with Pay-for-Performance Compensation Philosophy. The Company believes that equity-based compensation is inherently performance-based. As the value of the Company’s stock appreciates, Incentive Plan participants receive greater compensation at the same time that its shareholders are receiving a greater return on their investment. Conversely, if the stock price does not appreciate following the grant of an equity award, then Incentive Plan participants would not receive any compensation in respect of stock options and SARs and would receive lower compensation than intended in respect of restricted stock and RSUs.

Aligns Participant Interests with Shareholder Interests. Providing participants with compensation in the form of equity directly aligns the interests of those participants with the interests of the Company’s shareholders. If the Incentive Plan is approved by Live Oak shareholders, the Company will be able to grant equity-based incentives that foster this alignment between Incentive Plan participants and the Company’s shareholders.

Consistent with Shareholder Interests and Sound Corporate Governance. As described under the heading “Highlights of the Incentive Plan” and more thoroughly below, the Incentive Plan was purposefully designed to include features that are consistent with the interests of the Company’s shareholders and sound corporate governance practices.

Description of the Incentive Plan

The following is a brief summary of the Incentive Plan.

[ ]

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that adoption of the 2026 Stock Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex E, be confirmed, ratified and approved.”

Vote Required for Approval

The approval of the Incentive Plan Proposal does not require the passing of a resolution under the Current Charter and Cayman Islands law. Notwithstanding this, the Live Oak Board is asking the Live Oak shareholders to approve the Incentive Plan Proposal as an ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The adoption of the Incentive Plan Proposal is conditioned upon the adoption of the Business Combination Proposal and the Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE INCENTIVE PLAN PROPOSAL.

THE NASDAQ PROPOSAL (PROPOSAL 11)

Overview

Pursuant to Nasdaq Listing Rule 5635(a), shareholder approval is required prior to the issuance of securities in connection with the acquisition of another company if, due to the present or potential issuance of common stock, including shares issued pursuant to an earnout provision or similar type of provision, or securities convertible into or exercisable for common stock, other than a public offering for cash and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Additionally, under Nasdaq Listing Rule 5635(b), shareholder approval is required prior to the issuance of securities when the issuance or potential issuance will result in a change of control of the registrant. Upon the consummation of the Business Combination, the Combined Company expects to issue approximately [ ] shares of Common Stock in connection with the Business Combination. For further details, see “The Business Combination Proposal.”

Accordingly, the aggregate number of shares of Combined Company Common Stock that the Combined Company will issue in connection with the Business Combination will exceed 20% of both the voting power and the shares of Combined Company Common Stock outstanding before such issuance and this issuance of shares may result in a change of control of the registrant under Nasdaq Listing Rule 5635(b), and for these reasons, Live Oak is seeking the approval of Live Oak shareholders for the issuance of Combined Company Common Stock in connection with the Business Combination.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

RESOLVED, as an ordinary resolution, that for the purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635(a) and (b), the issuance of up to [ ] shares of Combined Company Common Stock in connection with the Business Combination, be approved.”

Vote Required for Approval

The approval of the Nasdaq Proposal does not require the passing of a resolution under the Current Charter and Cayman Islands law. Notwithstanding this, the Live Oak Board is asking the Live Oak shareholders to approve the Nasdaq Proposal by way of an ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The Nasdaq Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR’’ THE NASDAQ PROPOSAL.

THE DIRECTOR ELECTION PROPOSAL (PROPOSAL 12)

Effective upon the Closing, the Combined Company Board will consist of up to nine (9) directors, comprised of: (i) two (2) persons that are designated by Live Oak prior to the Closing, (ii) one (1) that is designated mutually agreed by Live Oak and Teamshares and (ii) six (6) persons that are designated by Teamshares prior to the Closing, at least five (5) of whom will be required to qualify as an independent director under Nasdaq rules.

For more information on the experience of each of these director nominees, see the section entitled “Board of Directors and Management Following the Business Combination” in this proxy statement/prospectus.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an Ordinary Resolution that, the nine (9) persons listed below be elected to serve terms on the Combined Company’s board of directors effective at the Effective Time as set forth in the Combined Company Proposed Charter or until their respective successors are duly elected and qualified, be approved in all respects:

[  ]

Vote Required for Approval

The approval of the Director Election Proposal does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Live Oak Board is asking the Live Oak shareholders to approve the Director Election Proposal by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The Director Election Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.

THE INSIDER LETTER AMENDMENTS PROPOSAL (PROPOSAL 13)

Background and Overview

As a condition to the IPO, Live Oak, Live Oak’s officers and directors (at the time of the IPO) and the Sponsor, entered into the Insider Letter on February 27, 2025, pursuant to which each Insider agreed that, subject to certain limited exceptions, the Sponsor Shares will not be transferred, assigned, sold until the earlier of (i) one year following the consummation of Live Oak’s initial business combination; or earlier if, subsequent to the consummation of an initial business combination of Live Oak, the closing price of the shares of Common Stock equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share consolidations, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial business combination (ii) subsequent to the consummation of Live Oak’s initial business combination, the date on which we consummate a transaction which results in all of our shareholders having the right to exchange their shares for cash, securities, or other property subject to certain limited exceptions.

Live Oak shareholders are being asked to approve and adopt the Insider Letter Amendment, which would revise the lock-up period applicable to the Sponsor Shares set forth in the Insider Letter to end on the date that six (6) months after the Closing Date. As the Insider Letter was a condition to the IPO, Live Oak is seeking shareholder approval to enter into and consummate the Insider Letter Amendments to facilitate the consummation of the Business Combination.

A copy of the Insider Letter Amendments is attached to this proxy statement/prospectus as Annex F.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that execution of amendments to the letter agreement, dated as of February 27, 2025, between Live Oak, the Sponsor and the other parties thereto (the “Insider Letter”), a copy of which is attached to the proxy statement/prospectus as Annex F, be confirmed, ratified and approved.”

Vote Required for Approval

The approval of the Insider Letter Amendments Proposal does not require the passing of a resolution under the Current Charter or Cayman Islands law. Notwithstanding this, the Live Oak Board is asking the Live Oak shareholders to approve the Insider Letter Amendments Proposal by ordinary resolution, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

The Insider Letter Amendments Proposal is conditioned on the approval of the Business Combination Proposal and each of the other Required Proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE APPROVAL OF THE INSIDER LETTER AMENDMENTS PROPOSAL.

THE ADJOURNMENT PROPOSAL (PROPOSAL 14)

Overview

The Adjournment Proposal, if adopted, will allow the chairman of the Live Oak Extraordinary General Meeting to adjourn the Live Oak Extraordinary General Meeting to a later date or dates, at the determination of the chairman of the Live Oak Extraordinary General Meeting. The Adjournment Proposal will only be presented to Live Oak shareholders in the event that based upon the tabulated vote at the time of the Live Oak Extraordinary General Meeting there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Domestication Proposal, the Charter Proposal, the Nasdaq Proposal and the Director Election Proposal. In no event will the chairman of the Live Oak Extraordinary General Meeting adjourn the Live Oak Extraordinary General Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Cayman Islands law.

Consequences if the Adjournment Proposal is Not Approved

If the Adjournment Proposal is not approved by Live Oak’s shareholders, the chairman of the Live Oak Extraordinary General Meeting may not be able to adjourn the Live Oak Extraordinary General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal or any other Proposal.

Resolution to be Voted Upon

The full text of the resolution to be passed is as follows:

“RESOLVED, as an ordinary resolution, that the adjournment of the Extraordinary General Meeting to a later date or dates to be determined by the chairman of the Extraordinary General Meeting, if necessary, to permit further solicitation and vote of proxies be confirmed, ratified and approved in all respects.”

Vote Required for Approval

The approval of the Adjournment Proposal will require an ordinary resolution under the Current Charter and Cayman Islands law, being a resolution passed by a majority of the votes which are cast by those holders of Live Oak Ordinary Shares who, being entitled to do so, vote in person or by proxy at the Live Oak Extraordinary General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Live Oak Extraordinary General Meeting and will have no effect on any of the proposals.

Recommendation of the Live Oak Board

THE LIVE OAK BOARD UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE ADJOURNMENT PROPOSAL.

U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR HOLDERS OF PUBLIC SHARES, LIVE OAK PUBLIC WARRANTS, COMBINED COMPANY COMMON STOCK, AND/OR COMBINED COMPANY WARRANTS

The following is a general discussion of the U.S. federal income tax consequences of (i) the Mergers to beneficial owners of Public Shares who do not exercise their redemption rights, (ii) the Domestication to U.S. Holders and Non-U.S. Holders (as defined below) of Public Shares, and/or Live Oak Public Warrants (iii) the exercise of the redemption rights by U.S. Holders and Non-U.S. Holders, and (iv) the ownership and disposition of Combined Company Common Stock and/or Combined Company Warrants received in the Business Combination to U.S. Holders and Non-U.S. Holders. This section applies only to holders that hold their Public Shares, Live Oak Public Warrants and any stock or warrants exchanged therefor as capital assets for U.S. federal income tax purposes (generally, property held for investment) and does not address the Sponsor, insiders or their affiliates, representatives, employees or other stakeholders.

This discussion is based on the provisions of the Code, U.S. Treasury regulations, administrative rulings and judicial decisions, all as in effect on the date hereof, and all of which are subject to change or differing interpretations, possibly with retroactive effect. We cannot assure you that a change in law will not significantly alter the tax considerations that we describe in this summary. We have not sought any ruling from the IRS or written opinion from our tax advisors with respect to the statements made and the positions or conclusions described in the following summary. Such statements, positions and conclusions are not free from doubt, and there can be no assurance that your tax advisor, the IRS or a court will agree with such statements and conclusions.

This summary does not discuss the alternative minimum tax or the application of Section 451(b) of the Code, and does not address the Medicare tax on certain investment income, U.S. federal estate or gift tax laws, any state, local or non-U.S. tax laws, any tax treaties or any other tax law other than U.S. federal income tax law. Furthermore, this discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s circumstances or that may be relevant to certain categories of investors that may be subject to special rules, such as:

•	entities or arrangements treated as partnerships or pass-through entities for U.S. federal income tax purposes or holders of interests therein;

•	our founders, Sponsor, officers or directors or other holders of our Class B ordinary shares or private placement warrants;

•	banks, insurance companies or other financial institutions;

•	tax-exempt or governmental organizations;

•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code (or any entities all of the interests of which are held by a qualified foreign pension fund);

•	dealers in securities or foreign currencies;

•	U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•	traders in securities that use the mark-to-market method of accounting for U.S. federal income tax purposes;

•	“controlled foreign corporations,” “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

•	persons deemed to sell our securities under the constructive sale provisions of the Code;

•	persons that acquired our securities through the exercise of employee share options or otherwise as compensation or through a tax-qualified retirement plan;

•	persons that actually or constructively own 5% percent or more (by vote or value) of any class of our shares;

•	persons that hold our securities as part of a straddle, appreciated financial position, synthetic security, hedge, conversion transaction or other integrated investment or risk reduction transaction;

•	certain former citizens or long-term residents of the United States;

•	regulated investment companies; and

•	real estate investment trusts.

For purposes of this description, a “U.S. Holder” means a beneficial owner of Public Shares, Live Oak Public Warrants on any of the foregoing, Combined Company Common Stock (received for Public Shares) or Combined Company Warrants (received for Live Oak Public Warrants) that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” means a beneficial owner of Public Shares, Live Oak Public Warrants, Combined Company Common Stock or Combined Company Warrants that, for U.S. federal income tax purposes, is not a U.S. Holder or a partnership or other entity classified as a partnership for U.S. federal income tax purposes. A Holder is a U.S. Holder or a Non-U.S. Holder.

THE U.S. FEDERAL INCOME TAX TREATMENT OF THE EXERCISE OF REDEMPTION RIGHTS OR THE DOMESTICATION MAY BE AFFECTED BY MATTERS NOT DESCRIBED HEREIN AND DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. WE URGE HOLDERS TO CONSULT THEIR OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO SUCH HOLDER OF THE EXERCISE OF REDEMPTION RIGHTS AND THE DOMESTICATION, AND OWNING AND DISPOSING OF COMBINED COMPANY COMMON STOCK OR COMBINED COMPANY WARRANTS AS A RESULT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE U.S. FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX CONSEQUENCES THEREOF.

The Mergers

Beneficial owners of Public Shares who do not exercise their redemption rights will not be selling, exchanging, or otherwise transferring their Public Shares in the Mergers and will therefore not be subject to any material U.S. federal income tax consequences as a result of the Mergers.

U.S. Holders

Tax Consequences of the Domestication to U.S. Holders

Assuming, as discussed above, the Domestication qualifies as an F Reorganization, U.S. Holders of Public Shares generally should not recognize gain or loss for U.S. federal income tax purposes in connection with the

Domestication, except as provided below under the sections entitled “Effects of Section 367 on U.S. Holders” and “PFIC Considerations.”

U.S. Holders exercising redemption rights will not be subject to the potential tax consequences of the Domestication.

Assuming the Domestication qualifies as an F Reorganization, subject to the discussion below under the section entitled “PFIC Considerations”: (i) the tax basis of Combined Company Common Stock and Combined Company Warrants received by a U.S. Holder in the Domestication will equal the U.S. Holder’s tax basis in the Public Shares and Live Oak Public Warrants surrendered in exchange therefor, increased by any amount included in the income of such U.S. Holder as a result of Section 367 of the Code (as discussed below) and (ii) the holding period for the Combined Company Common Stock or Combined Company Warrant received by a U.S. Holder will include such U.S. Holder’s holding period for the Public Share or Live Oak Public Warrant surrendered in exchange therefor.

Subject to the discussion below under the section entitled “PFIC Considerations,” if the Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code), a U.S. Holder of Public Shares generally would recognize gain or loss with respect to its Public Shares in an amount equal to the difference, if any, between the fair market value of the corresponding Combined Company Common Stock received in the Domestication and the U.S. Holder’s adjusted tax basis in its Public Shares surrendered, and a U.S. Holder of a Live Oak Public Warrant generally would recognize gain or loss with respect to such Live Oak Public Warrant in an amount equal to the difference, if any, between the fair market value of the corresponding Combined Company Warrant received in the Domestication and the U.S. Holder’s adjusted tax basis in its Live Oak Public Warrant surrendered. In such a case, the U.S. Holder’s basis in the Combined Company Common Stock and Combined Company Warrants would be equal to the sum of the fair market value of the Combined Company Common Stock and Combined Company Warrants on the date of the Domestication, and such U.S. Holder’s holding period for such Combined Company Common Stock and Combined Company Warrants would begin on the day following the date of the Domestication. Holders who hold different blocks of Public Shares should consult their tax advisors to determine how the above rules apply to them, and the discussion above is general in nature and does not specifically address all of the consequences to U.S. Holders who hold different blocks of Public Shares.

All U.S. Holders considering exercising redemption rights with respect to Public Shares are urged to consult with their own tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Effects of Section 367 on U.S. Holders

Section 367 of the Code applies to certain transactions involving foreign corporations, including a domestication of a foreign corporation in a transaction that qualifies as an F Reorganization. Subject to the discussion below under the section entitled “PFIC Considerations,” Section 367(b) of the Code and the Treasury Regulations promulgated thereunder impose U.S. federal income tax on certain U.S. persons in connection with transactions that would otherwise be tax-deferred. Section 367(b) of the Code will generally apply to U.S. Holders on the date of the Domestication, including any such U.S. Holders exercising redemption rights.

Subject to the discussion below under the section entitled “PFIC Considerations,” a 10% U.S. Shareholder on the date of the Domestication must include in income as a dividend deemed paid by Live Oak the “all earnings and profits amount” attributable to the Public Shares it directly owns within the meaning of Treasury Regulations under Section 367(b) of the Code. A U.S. Holder’s ownership of Live Oak Public Warrants will be taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder. Complex attribution rules apply in determining whether a U.S. Holder is a 10% U.S. Shareholder and all U.S. Holders are urged to consult their own tax advisors with respect to these attribution rules.

A 10% U.S. Shareholder’s “all earnings and profits amount” with respect to its Public Shares is the net positive earnings and profits of Live Oak attributable to such Public Shares (as determined under Treasury Regulations under Section 367(b) of the Code) but without regard to any gain that would be realized on a sale or exchange of such Public Shares. Treasury Regulations under Section 367(b) of the Code provide that the “all earnings and profits amount” attributable to a shareholder’s stock is determined according to the principles of Section 1248 of the Code. In general, Section 1248 of the Code and the Treasury Regulations under the Code provide that the amount of earnings and profits attributable to a block of stock (as defined in Treasury Regulations under Section 1248 of the Code) in a foreign corporation is the ratably allocated portion of the foreign corporation’s earnings and profits generated during the period the shareholder held the block of stock.

Live Oak does not expect to have significant cumulative net earnings and profits on the date of the Domestication. However, the determination of earnings and profits is complex and may be impacted by numerous factors (including matters discussed in this proxy statement/prospectus). It is possible that the amount of Live Oak’s cumulative net earnings and profits could be positive through the date of the Domestication, in which case a 10% U.S. Shareholder would be required to include its “all earnings and profits amount” in income as a dividend deemed paid by Live Oak under Treasury Regulations under Section 367(b) of the Code as a result of the Domestication. Any such deemed dividend is expected to be treated as foreign-source income for U.S. federal income tax purposes, and is not expected to be eligible for preferential tax rates because Live Oak is expected to be treated as a PFIC.

Subject to the discussion below under the section entitled “PFIC Considerations,” a U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Public Shares have a fair market value of $50,000 or more on the date of the Domestication will recognize gain (but not loss) with respect to Combined Company Common Stock received in the Domestication or, in the alternative, may elect to recognize the “all earnings and profits” amount attributable to such U.S. Holder’s Public Shares as described below.

Subject to the discussion below under the section entitled “PFIC Considerations,” unless such U.S. Holder makes the “all earnings and profits election” as described below, such U.S. Holder generally must recognize gain (but not loss) with respect to Combined Company Common Stock received in the Domestication in an amount equal to the excess of the fair market value of such Combined Company Common Stock over the U.S. Holder’s adjusted tax basis in the Public Shares deemed surrendered in exchange therefor. U.S. Holders who hold different blocks of Public Shares (generally, Public Shares purchased or acquired on different dates or at different prices) should consult their own tax advisors to determine how the above rules apply to them.

In lieu of recognizing any gain as described in the preceding paragraph, such U.S. Holder may elect to include in income as a dividend deemed paid by Live Oak the “all earnings and profits amount” attributable to its Public Shares under Section 367(b) of the Code. There are, however, strict conditions for making this election. This election must comply with applicable Treasury Regulations and generally must include, among other things:

•	a statement that the Domestication is a Section 367(b) exchange (within the meaning of the applicable Treasury Regulations);

•	a complete description of the Domestication;

•	a description of any stock, securities or other consideration transferred or received in the Domestication;

•	a statement describing the amounts required to be taken into account for U.S. federal income tax purposes;

•

a statement that the U.S. Holder is making the election described in Treasury Regulations Section 1.367(b)-3(c)(3), which must include (i) a copy of the information that the U.S. Holder received from Live Oak establishing and substantiating the U.S. Holder’s “all earnings and profits amount” with respect to the U.S. Holder’s Public Shares and (ii) a representation that the U.S. Holder has notified Live Oak that the U.S. Holder is making the election described in Treasury Regulations Section 1.367(b)-3(c)(3); and

•	certain other information required to be furnished with the U.S. Holder’s tax return or otherwise furnished pursuant to the Code or the Treasury Regulations.

The election must be attached by an electing U.S. Holder to such U.S. Holder’s timely filed U.S. federal income tax return (including extensions, if any) for the taxable year in which the Domestication occurs, and the U.S. Holder must send notice of making the election to Live Oak no later than the date such tax return is filed. In connection with this election, Live Oak will reasonably cooperate with U.S. Holders of Public Shares, upon written request, to make available to such requesting U.S. Holders information regarding Live Oak’s earnings and profits.

EACH U.S. HOLDER IS URGED TO CONSULT ITS OWN TAX ADVISOR REGARDING THE CONSEQUENCES TO IT OF MAKING AN ELECTION TO INCLUDE IN INCOME THE “ALL EARNINGS AND PROFITS AMOUNT” ATTRIBUTABLE TO ITS PUBLIC SHARES UNDER SECTION 367(b) OF THE CODE AND THE APPROPRIATE FILING REQUIREMENTS WITH RESPECT TO SUCH AN ELECTION.

A U.S. Holder who, on the date of the Domestication, is not a 10% U.S. Shareholder and whose Public Shares have a fair market value of less than $50,000 on the date of the Domestication generally should not be required by Section 367(b) of the Code and the Treasury Regulations promulgated thereunder to recognize any gain or loss or include any part of the “all earnings and profits amount” in income in connection with the Domestication. However, such U.S. Holder may be subject to taxation under the PFIC rules as discussed below under the section entitled “PFIC Considerations”, including on subsequent dispositions of its stock or warrants after the Domestication, if Live Oak were a PFIC at any time during the period such U.S. Holder held the Public Shares or Live Oak Public Warrants and if such U.S. Holder were a Non-Electing Shareholder (as defined below).

Assuming the Domestication qualifies as an F Reorganization, subject to the considerations described above relating to a U.S. Holder’s ownership of Live Oak Public Warrants being taken into account in determining whether such U.S. Holder is a 10% U.S. Shareholder for purposes of Section 367(b) of the Code and the considerations described below under the section entitled “PFIC Considerations” relating to the PFIC rules, a U.S. Holder of Live Oak Public Warrants should not be subject to U.S. federal income tax with respect to the exchange of Live Oak Public Warrants in the Domestication.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE APPLICATION OF SECTION 367 OF THE CODE TO THEIR PARTICULAR CIRCUMSTANCES.

PFIC Considerations

Even if the Domestication qualifies as an F Reorganization, Section 1291(f) of the Code requires that, to the extent provided in Treasury Regulations, a U.S. person who disposes of stock of a PFIC (including for this purpose, under a proposed Treasury Regulation that generally treats an “option” (which would generally include a Live Oak Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, who exchanges warrants of a PFIC for newly issued warrants in connection with a domestication transaction) recognizes gain notwithstanding any other provision of the Code. No final Treasury Regulations are currently in effect under Section 1291(f) of the Code. However, proposed Treasury Regulations under Section 1291(f) of the Code have been promulgated with a retroactive proposed effective date. If finalized in their current form, those proposed Treasury Regulations would require gain recognition to U.S. Holders of Public Shares and Live Oak Public Warrants as a result of the Domestication if:

•	Live Oak were classified as a PFIC at any time during such U.S. Holder’s holding period in such Public Shares or Live Oak Public Warrants; and

•

the U.S. Holder had not timely made (i) a QEF Election (as defined below) for the first taxable year in which the U.S. Holder owned such Public Shares or in which Live Oak was a PFIC, whichever is later (or a QEF Election along with a purging election), or (ii) an MTM Election (as defined below) with respect to such Public Shares. Under current law, neither a QEF Election nor an MTM Election can be made with respect to warrants (including Live Oak Public Warrants).

The tax on any such recognized gain would be imposed based on a complex set of computational rules designed to offset the tax deferral with respect to the undistributed earnings of Live Oak. Under these rules (the “excess distributions regime”):

•	the U.S. Holder’s gain will be allocated ratably over the U.S. Holder’s holding period for such U.S. Holder’s Public Shares or Live Oak Public Warrants;

•

the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Live Oak was a PFIC, will be taxed as ordinary income;

•

the amount of gain allocated to other taxable years (or portions of such taxable years) of the U.S. Holder and included in such U.S. Holder’s holding period would be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

•

an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year (described in the bullet immediately above) of such U.S. Holder.

The proposed Treasury Regulations provide coordinating rules with Section 367(b) of the Code, whereby, if the gain recognition rule of the proposed Treasury Regulations applied to a disposition of PFIC stock that results from a transfer with respect to which Section 367(b) of the Code requires the U.S. Holder to recognize gain or include an amount in income as a dividend deemed paid by Live Oak, the gain realized on the transfer is taxable as an excess distribution under the excess distribution regime, and the excess, if any, of the amount to be included in income under Section 367(b) of the Code over the gain realized under the excess distribution regime is taxable as provided under Section 367(b) of the Code.

In general, a non-U.S. corporation will be treated as a PFIC with respect to a U.S. Holder in any taxable year in which, after applying certain look-through rules, either:

•

at least 75% of its gross income for such taxable year, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, consists of passive income (which generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets); or

•

at least 50% of its assets in a taxable year (ordinarily determined based on fair market value and averaged quarterly over the year), including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, produce or are held for the production of passive income.

It is difficult to predict whether, in what form and with what effective date, final Treasury Regulations under Section 1291(f) of the Code may be adopted or how any such final Treasury Regulations would apply. Therefore, U.S. Holders of Public Shares that have not made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM Election (each as defined below) may, pursuant to the proposed Treasury Regulations, be subject to taxation under the PFIC rules on the Domestication with respect to their Public Shares and Live Oak Public Warrants under the excess distribution regime in the manner set forth above. A U.S. Holder that made a timely and effective QEF Election (or a QEF Election along with a purging election) or an MTM

Election with respect to its Public Shares is referred to in this proxy statement/prospectus as an “Electing Shareholder” and a U.S. Holder that is not an Electing Shareholder is referred to in this proxy statement/ prospectus as a “Non-Electing Shareholder.”

As discussed above, proposed Treasury Regulations issued under the PFIC rules generally treat an “option” (which would include a Live Oak Public Warrant) to acquire the stock of a PFIC as stock of the PFIC, while final Treasury Regulations issued under the PFIC rules provide that neither a QEF Election nor an MTM Election (as defined below) may be made with respect to options. Therefore, it is possible that the proposed Treasury Regulations, if finalized in their current form, would apply to cause gain recognition on the exchange of Live Oak Public Warrants pursuant to the Domestication.

Any gain recognized by a Non-Electing Shareholder of Public Shares or a U.S. Holder of Live Oak Public Warrants as a result of the Domestication pursuant to the PFIC rules would be taxable income to such U.S. Holder and taxed under the excess distribution regime in the manner set forth above, with no corresponding receipt of cash.

Pursuant to a “start-up exception”, a corporation will not be a PFIC for the first taxable year the corporation has gross income if (1) no predecessor of the corporation was a PFIC; (2) the corporation satisfies the IRS that it will not be a PFIC for either of the first two taxable years following the start-up year; and (3) the corporation is not in fact a PFIC for either of those years. Taking into account all relevant facts and circumstances, however, there is a material risk that Live Oak will not be eligible for the “start-up exception.” If Live Oak is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of Public Shares and the U.S. Holder did not make either (a) a timely “qualified election fund” (QEF) election for Live Oak’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, (b) a QEF election along with a “purging election,” or (c) a “mark-to-market” (MTM) election, all of which are described further below, such U.S. Holder generally will be subject to special rules with respect to any gain recognized by the U.S. Holder on the sale or other disposition of its Public Shares and any “excess distribution” made to the U.S. Holder. Excess distributions are generally any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the Public Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the Public Shares.

A U.S. Holder’s ability to make a QEF election with respect to its Public Shares is contingent upon, among other things, the provision by Live Oak of certain information that would enable the U.S. Holder to make and maintain a QEF election. There can be no assurance that Live Oak will timely provide information that is required to make and maintain the QEF election.

As indicated above, if a U.S. Holder of Public Shares has not made a timely and effective QEF election with respect to Live Oak’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Public Shares, such U.S. Holder generally may nonetheless qualify as an Electing Shareholder by filing on a timely filed U.S. income tax return (including extensions) a QEF election and a purging election to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold its Public Shares for their fair market value on the “qualification date.” The qualification date is the first day of Live Oak’s tax year in which Live Oak qualifies as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held Public Shares on the qualification date. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder will increase the adjusted tax basis in its Public Shares by the amount of the gain recognized and will also have a new holding period in the Public Shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns shares in a PFIC that are treated as marketable shares, the U.S. Holder may make an MTM election with respect to such shares for such taxable year. If the U.S. Holder makes a valid MTM election for the first taxable year of the U.S. Holder in which the U.S.

Holder holds (or is deemed to hold) Public Shares and for which Live Oak is determined to be a PFIC, such holder will not be subject to the PFIC rules described above in respect to its Public Shares. Instead, the U.S. Holder will include as ordinary income each year the excess, if any, of the fair market value of its Public Shares at the end of its taxable year over the adjusted basis in its Public Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Public Shares over the fair market value of its Public Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s basis in its Public Shares will be adjusted to reflect any such income or loss amounts and any further gain recognized on a sale or other taxable disposition of the Public Shares will be treated as ordinary income. The MTM election is available only for shares that are regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. U.S. Holders should consult their own tax advisers regarding the availability and tax consequences of an MTM election in respect to Public Shares under their particular circumstances.

The rules dealing with PFICs and with the timely QEF election, the QEF election with a purging election, and the MTM election are very complex and are affected by various factors in addition to those described above. Accordingly, a U.S. Holder of Public Shares should consult its own tax advisor concerning the application of the PFIC rules to such securities under such holder’s particular circumstances.

Tax Consequences to U.S. Holders of the Redemption of Public Shares

Subject to the PFIC rules described above, in the event that a U.S. Holder of Public Shares exercises such holder’s right to have such holder’s Public Shares redeemed pursuant to the redemption provisions described herein, the treatment of the transaction for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of such Public Shares pursuant to Section 302 of the Code or whether the U.S. Holder will be treated as receiving a corporate distribution within the meaning of Section 301 of the Code. Whether that redemption qualifies for sale treatment will depend largely on the total number of Public Shares treated as held by the U.S. Holder (including any Public Shares constructively owned by the U.S. Holder as a result of, among other things, owning warrants) relative to all Public Shares treated as held both before and after the redemption. The redemption of Public Shares generally will be treated as a sale of the shares (rather than as a corporate distribution) if the redemption is “substantially disproportionate” with respect to the U.S. Holder, results in a “complete termination” of the U.S. Holder’s interest in Live Oak or is “not essentially equivalent to a dividend” with respect to the U.S. Holder. These tests are explained more fully below.

In determining whether any of the foregoing tests are satisfied, a U.S. Holder takes into account not only stock actually owned by the U.S. Holder, but also Public Shares that are constructively owned by such U.S. Holder. A U.S. Holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the U.S. Holder has an interest or that have an interest in such U.S. Holder, as well as any stock the U.S. Holder has a right to acquire by exercise of an option, which generally would include Public Shares that could be acquired pursuant to the exercise of the Live Oak Public Warrants. In order to meet the substantially disproportionate test, the percentage of Live Oak’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately following the redemption of Public Shares must, among other requirements, be less than 80% of the percentage of Live Oak’s outstanding voting stock actually and constructively owned by the U.S. Holder immediately before the redemption. There will be a complete termination of a U.S. Holder’s interest if either all the Public Shares actually and constructively owned by the U.S. Holder are redeemed or all the Public Shares actually owned by the U.S. Holder are redeemed and the U.S. Holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the U.S. Holder does not constructively own any other stock. The redemption of the Public Shares will not be essentially equivalent to a dividend if a U.S. Holder’s redemption results in a “meaningful reduction” of the U.S. Holder’s proportionate interest in Live Oak. Whether the redemption will result in a meaningful reduction in a U.S. Holder’s proportionate interest in Live Oak will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation who exercises no control over corporate affairs may constitute such a “meaningful reduction.” A U.S. Holder should consult with its own tax advisors as to the tax consequences of redemption.

If the redemption qualifies as a sale of stock by the U.S. Holder under Section 302 of the Code, the U.S. Holder generally will be required to recognize gain or loss in an amount equal to the difference, if any, between the amount of cash received and the tax basis of the Public Shares redeemed. Such gain or loss should be treated as capital gain or loss if such shares were held as a capital asset on the date of the redemption. A U.S. Holder’s tax basis in such holder’s Public Shares generally will equal the cost of such shares.

If the redemption does not qualify as a sale of stock under Section 302 of the Code, then the U.S. Holder will be treated as receiving a corporate distribution. Such distribution generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in such U.S. Holder’s Public Shares. Any remaining excess will be treated as gain realized on the sale or other disposition of such Public Shares. Special rules apply to dividends received by U.S. Holders that are taxable corporations. After the application of the foregoing rules, any remaining tax basis of the U.S. Holder in the redeemed Public Shares will be added to the U.S. Holder’s adjusted tax basis in its remaining shares, or, if it has none, to the U.S. Holder’s adjusted tax basis in its Public Warrants or possibly in other shares constructively owned by such U.S. Holder.

ALL U.S. HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES TO THEM OF AN EXERCISE OF REDEMPTION RIGHTS.

Tax Consequences of Ownership and Disposition of Combined Company Common Stock

Distributions on Combined Company Common Stock

In general, distributions of cash or other property to U.S. Holders of Combined Company Common Stock (other than certain distributions of Combined Company stock or rights to acquire Combined Company stock) generally will constitute dividends for U.S. federal income tax purposes to the extent paid from Combined Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits generally will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in its Combined Company Common Stock. Any remaining excess generally will be treated as gain realized on the sale or other disposition of Combined Company Common Stock, as described below under the section entitled “Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Combined Company Securities.”

Dividends paid to a U.S. Holder that is treated as a taxable corporation for U.S. federal income tax purposes generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends paid to a non-corporate U.S. Holder generally will constitute “qualified dividend income” subject to tax at reduced rates applicable to long-term capital gains.

Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Combined Company Securities

Upon a sale or other taxable disposition of Combined Company Common Stock and Combined Company Warrants (collectively, “Combined Company Securities”), a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the applicable Combined Company Securities. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. Holder’s holding period for the Combined Company Securities so disposed of exceeds one year. Long-term capital gains recognized by non-corporate U.S. Holders may be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Generally, the amount of gain or loss recognized by a U.S. Holder is an amount equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Combined Company Securities so disposed of. See the section entitled “Tax Consequences of the Domestication to U.S. Holders” above for discussion of a U.S. Holder’s adjusted tax basis in its Combined Company Securities following the Domestication. See the section entitled “Exercise, Lapse or Redemption of Combined Company Warrants” below for a discussion regarding a U.S. Holder’s tax basis in Combined Company Common Stock acquired pursuant to the exercise of a Combined Company Warrant.

Exercise, Lapse or Redemption of Combined Company Warrants

A U.S. Holder generally will not recognize taxable gain or loss on the acquisition of Combined Company Common Stock upon exercise of Combined Company Warrants for cash. The U.S. Holder’s tax basis in the shares of Combined Company Common Stock received upon exercise of Combined Company Warrants generally will be an amount equal to the sum of the U.S. Holder’s tax basis in Combined Company Warrants and the exercise price. It is unclear whether the U.S. Holder’s holding period for the Combined Company Common Stock received upon exercise of Combined Company Warrants will begin on the date following the date of exercise or on the date of exercise of Combined Company Warrants; in either case, the holding period will not include the period during which the U.S. Holder held Combined Company Warrants. If any Combined Company Warrants are allowed to lapse unexercised, a U.S. Holder generally will recognize a capital loss equal to such holder’s tax basis in the lapsed Combined Company Warrants.

The tax consequences of a cashless exercise of Combined Company Warrants are not clear under current tax law. A cashless exercise may not be taxable, either because the exercise is not a realization event or because the exercise is treated as a recapitalization for U.S. federal income tax purposes. If the cashless exercise is not taxable, a U.S. Holder’s basis in Combined Company Common Stock received would equal the U.S. Holder’s basis in Combined Company Warrants exercised therefor. If the cashless exercise were treated as not being a realization event, it is unclear whether a U.S. Holder’s holding period in Combined Company Common Stock would be treated as commencing on the date following the date of exercise or on the date of exercise of Combined Company Warrants; in either case, the holding period would not include the period during which the U.S. Holder held Combined Company Warrants. If the cashless exercise were treated as a recapitalization, the holding period of Combined Company Common Stock would include the holding period of Combined Company Warrants exercised therefor.

It is also possible that a cashless exercise could be treated in part as a taxable exchange in which gain or loss would be recognized. In such event, a U.S. Holder could be deemed to have surrendered a number of Combined Company Warrants equal to the number of shares of Combined Company Common Stock having a value equal to the exercise price for the total number of Combined Company Warrants to be exercised. In such case, the U.S. Holder would recognize capital gain or loss with respect to Combined Company Warrants deemed surrendered in an amount equal to the difference between the fair market value of the Combined Company Common Stock that would have been received in a regular exercise of Combined Company Warrants deemed surrendered and the U.S. Holder’s tax basis in Combined Company Warrants deemed surrendered. In this case, a U.S. Holder’s aggregate tax basis in Combined Company Common Stock received would equal the sum of the U.S. Holder’s tax basis in Combined Company Warrants deemed exercised and the aggregate exercise price of such Combined Company Warrants. It is unclear whether a U.S. Holder’s holding period for the Combined Company Common Stock would commence on the date following the date of exercise or on the date of exercise of Combined Company Warrants; in either case, the holding period would not include the period during which the U.S. Holder held Combined Company Warrants.

Due to the absence of authority on the U.S. federal income tax treatment of a cashless exercise, including when a U.S. Holder’s holding period would commence with respect to the Combined Company Common Stock received, there can be no assurance regarding which, if any, of the alternative tax consequences and holding periods described above would be adopted by the IRS or a court of law. Accordingly, U.S. Holders should consult their own tax advisors regarding the tax consequences of a cashless exercise.

If the Combined Company redeems Combined Company Warrants for cash or if it purchases Combined Company Warrants in an open market transaction, such redemption or purchase generally will be treated as a taxable disposition to the U.S. Holder, taxed as described above under the section entitled “— Gain or Loss on Sale, Taxable Exchange or Other Taxable Disposition of Combined Company Securities.”

Non-U.S. Holders

Tax Consequences of the Domestication to Non-U.S. Holders

The Domestication is not expected to result in any U.S. federal income tax consequences to a Non-U.S. Holder of Public Shares unless the Domestication fails to qualify as an F Reorganization (and does not otherwise qualify as a “reorganization” within the meaning of Section 368(a) of the Code) and such Non-U.S. Holder holds its Public Shares in connection with a conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base that such Non-U.S. Holder maintains in the United States) or is a nonresident alien individual who is physically present in the United States for at least 183 days during that individual’s taxable year in which the Domestication occurs and meets certain other requirements.

Non-U.S. Holders will own stock and warrants of a U.S. corporation rather than a non-U.S. corporation after the Domestication.

All Non-U.S. Holders considering exercising redemption rights with respect to Public Shares are urged to consult with their own tax advisors with respect to the potential tax consequences to them of the Domestication and exercise of redemption rights.

Tax Consequences for Non-U.S. Holders of Owning and Disposing of Combined Company Common Stock

Distributions on Combined Company Common Stock

Distributions of cash or property to a Non-U.S. Holder in respect of Combined Company Common Stock will constitute dividends for U.S. federal income tax purposes to the extent paid from the Combined Company’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds the Combined Company’s current and accumulated earnings and profits, the excess will be treated first as a tax-free return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in Combined Company Common Stock. Any remaining excess will be treated as capital gain and will be treated as described below under “Gain on Disposition of Combined Company Common Stock.”

Dividends paid to a Non-U.S. Holder of Combined Company Common Stock generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. However, dividends that are effectively connected with the conduct of a trade or business by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment of the Non-U.S. Holder) are not subject to such withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the Non-U.S. Holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

A Non-U.S. Holder of Combined Company Common Stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as described below, for dividends will be required (a) to complete the applicable IRS Form W-8 and certify under penalty of perjury that such holder is not a United States person as defined under the Code and is eligible for treaty benefits or (b) if Combined Company Common Stock are held through certain foreign intermediaries, to satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain Non-U.S. Holders that are pass-through entities rather than corporations or individuals.

A Non-U.S. Holder of Combined Company Common Stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim or refund with the IRS. Non-U.S. Holders are urged to consult their own tax advisors regarding their entitlement to the benefits under any applicable income tax treaty.

Gain on Disposition of Combined Company Common Stock

Subject to the description of backup withholding below, any gain realized by a Non-U.S. Holder on the taxable disposition of Combined Company Common Stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the Non-U.S. Holder in the United States (and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the Non-U.S. Holder);

•

the Non-U.S. Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•

Combined Company is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five year period ending on the date of disposition or the Non-U.S. Holder’s holding period for such securities disposed of, and, generally, in the case where shares of Combined Company Common Stock are regularly traded on an established securities market, the Non-U.S. Holder has owned, directly or indirectly, more than 5% of such shares, as applicable, at any time during the shorter of the five-year period ending on the date of disposition or the Non-U.S. Holder’s holding period for the shares disposed of. There can be no assurance that shares of Combined Company Common Stock will be treated as regularly traded on an established securities market for this purpose.

An individual Non-U.S. Holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. An individual Non-U.S. Holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States, provided that the individual has timely filed U.S. federal income tax returns with respect to such losses. If a Non-U.S. Holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% (or such lower rate as may be specified by an applicable income tax treaty) of its effectively connected earnings and profits, subject to adjustments.

Live Oak does not anticipate the Combined Company becoming a “United States real property holding corporation” for U.S. federal income tax purposes. However, the determination as to whether the Combined Company will become a “United States real property holding corporation” will not be made until a future tax year, and there can be no assurance that the Combined Company will not become such a corporation in the future.

Information Reporting and Backup Withholding

The Combined Company must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of an applicable income tax treaty.

A Non-U.S. Holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of Combined Company Common Stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA

Sections 1471 through 1474 of the Code and the Treasury Regulations and administrative guidance promulgated thereunder (commonly referred as the “Foreign Account Tax Compliance Act” or “FATCA”) generally impose withholding at a rate of 30% in certain circumstances on dividends in respect of securities (including Combined Company Common Stock) which are held by or through certain foreign financial institutions (including investment funds), unless any such institution (i) enters into, and complies with, an agreement with the IRS to report, on an annual basis, information with respect to interests in, and accounts maintained by, the institution that are owned by certain U.S. persons and by certain non-U.S. entities that are wholly or partially owned by U.S. persons and to withhold on certain payments, or (ii) if required under an intergovernmental agreement between the United States and an applicable foreign country, reports such information to its local tax authority, which will exchange such information with the U.S. authorities. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Accordingly, the entity through which shares of Combined Company Common Stock are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of Combined Company Common Stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exceptions will generally be subject to withholding at a rate of 30%, unless such entity either (i) certifies to the applicable withholding agent that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners”, which will in turn be provided to the U.S. Department of Treasury. All holders should consult their tax advisors regarding the possible implications of FATCA on their ownership of Combined Company Common Stock.

THE CONSEQUENCES OF THE BUSINESS COMBINATION ARE COMPLEX AND ALL HOLDERS ARE URGED TO CONSULT WITH AND RELY SOLELY UPON THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF ANY OTHER TAX LAWS, INCLUDING BUT NOT LIMITED TO U.S. FEDERAL ESTATE AND GIFT TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGERS FOR TEAMSHARES, LIVE OAK AND HOLDERS OF TEAMSHARES COMMON STOCK

This section describes certain material U.S. federal income tax consequences of the Mergers for (i) Teamshares and (ii) holders of Teamshares common stock that exchange, pursuant to the Mergers, their Teamshares common stock for Combined Company Common Stock and a contingent right to receive Earnout Shares (an “Earnout Right”). This section is limited to U.S. federal income tax consequences and does not address estate or any gift tax consequences or consequences arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax and the Medicare tax on certain investment income. This section applies only to Teamshares U.S. Holders and Teamshares Non-U.S. Holders (each as defined below and collectively, “Teamshares Holders”) that acquired Teamshares common stock for cash and not in connection with the Mergers, that hold such Teamshares common stock as a capital asset for U.S. federal income tax purposes (generally, property held for investment) and that are not subject to the different consequences that may apply to holders that are subject to special rules under U.S. federal income tax law, such as:

•	financial institutions or financial services entities;

•	broker-dealers;

•	taxpayers that are subject to the mark-to-market accounting rules with respect to securities;

•	tax-exempt entities;

•	governments or agencies or instrumentalities thereof;

•	insurance companies;

•	regulated investment companies or real estate investment trusts;

•	entities or arrangements treated as partnerships or other flow-through entities for U.S. federal income tax purposes;

•	U.S. expatriates or former long-term residents of the United States;

•

persons who are required to recognize income or gain with respect to the Mergers no later than the time such income or gain is required to be reported on an applicable financial statement under Section 451(b) of the Code;

•	persons that actually or constructively own five percent or more (by vote or value) of the outstanding Teamshares common stock;

•	the founders of Live Oak, Sponsor, insiders or any of their affiliates, officers or directors;

•

persons that acquired their Teamshares common stock in connection with employee share incentive plans or otherwise as compensation, including pursuant to an exercise of employee share options or upon the issuance or vesting of restricted stock or restricted stock unit awards;

•	persons that hold their Teamshares common stock as part of a straddle, constructive sale, hedging, wash sale, conversion or other integrated or similar transaction;

•	Teamshares U.S. Holders whose functional currency is not the U.S. dollar;

•	persons that exercise appraisal rights in connection with the Mergers; or

•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” or corporations that accumulate earnings to avoid U.S. federal income tax.

If any entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Teamshares common stock, the tax treatment of such partnership and a person treated as a partner of such partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding any Teamshares common stock and persons that are treated as partners of such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the Mergers.

This discussion is based on the Code, proposed, temporary, and final Treasury Regulations promulgated thereunder, and judicial and administrative interpretations thereof, all as of the date hereof. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described herein.

Teamshares and Live Oak have not sought, and do not intend to seek, any rulings from the IRS as to any U.S. federal income tax consequences described herein. There can be no assurance that the IRS will not take positions inconsistent with those set out below or that any such positions would not be sustained by a court.

EACH TEAMSHARES HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGERS, INCLUDING THE APPLICABILITY AND EFFECTS OF U.S. FEDERAL NON-INCOME, STATE AND LOCAL AND NON-U.S. TAX LAWS.

Tax Treatment of the Mergers

Teamshares and Live Oak intend the Mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither Teamshares nor Live Oak intend to request a ruling from the IRS with respect to the tax treatment of the Mergers, and as a result, no assurance can be given that the IRS will not challenge the treatment of the Mergers described below or that a court would not sustain such a challenge. If the IRS were to successfully challenge the “reorganization” status of the Mergers, Teamshares Holders could be required to fully recognize gain with respect to such Teamshares common stock as a result of the Mergers.

Provided the Mergers, taken together, qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the Mergers to Teamshares and Teamshares Holders will be as follows:

Tax Consequences of the Mergers to Teamshares and Live Oak

Teamshares and Live Oak should not recognize any gain or loss for U.S. federal income tax purposes as a result of the Mergers.

Tax Consequences of the Mergers to Teamshares Holders

For purposes of this discussion, a “Teamshares U.S. Holder” is a beneficial owner of Teamshares common stock that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

For purposes of this discussion, a “Teamshares Non-U.S. Holder” means a beneficial owner of Teamshares common stock (other than an entity or arrangement classified as a partnership for U.S. federal income tax purposes) that is not a Teamshares U.S. Holder.

Tax Consequences of the Mergers to Teamshares U.S. Holders

Subject to the statements below relating to imputed interest, a Teamshares U.S. Holder of Teamshares common stock that receives Combined Company Common Stock and the Earnout Right in exchange for shares of Teamshares common stock in the Mergers should not recognize gain or loss for U.S. federal income tax purposes as a result of the Mergers. A Teamshares U.S. Holder’s aggregate tax basis in the Combined Company Common Stock received in exchange for the Teamshares common stock surrendered (other than Earnout Shares that are treated as imputed interest, as described below) in connection with the Mergers should equal the Teamshares U.S. Holder’s aggregate adjusted tax basis in the shares of Teamshares common stock exchanged therefor. For this purpose, IRS guidance indicates that the maximum number of Earnout Shares of Combined Company Common Stock should be treated as having been received by the Teamshares U.S. Holder at the time of the Mergers and that adjustments to the Teamshares U.S. Holder’s tax basis in shares of Combined Company Common Stock actually received should be made if the maximum number of Earnout Shares ultimately is not issued. Except to the extent of Earnout Shares treated as imputed interest (as described below), a Teamshares U.S. Holder’s holding period in the Combined Company Common Stock received should include the holding period for the holder’s shares of Teamshares common stock surrendered in exchange therefor.

A portion of the Earnout Shares (if any) actually received by a Teamshares U.S. Holder should be characterized as ordinary interest income for U.S. federal income tax purposes. A Teamshares U.S. Holder’s tax basis in that portion of the Earnout Shares should be equal to the fair market value thereof on the date of receipt, and the Teamshares U.S. Holder’s holding period for those Earnout Shares should begin on the day following the date of receipt.

If a Teamshares U.S. Holder has acquired different blocks of Teamshares common stock at different times or at different prices, then such holder’s tax basis and holding period in shares of Combined Company Common Stock received in the Mergers generally should be determined with reference to each block of Teamshares common stock. Any such holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of Combined Company Common Stock received in the Mergers.

Tax Consequences of the Mergers to Teamshares Non-U.S. Holders

The U.S. federal income tax consequences of the Mergers for Teamshares Non-U.S. Holders should be similar to those for Teamshares U.S. Holders.

However, a Teamshares Non-U.S. Holder may be subject to U.S. federal income tax (and withholding) on any Earnout Shares to the extent treated as imputed interest. To the extent any such imputed interest is “effectively connected” with a U.S. trade or business conducted by such Teamshares Non-U.S. Holder (and, if required by an applicable income tax treaty, is also attributable to a permanent establishment or a fixed base maintained by such Teamshares Non-U.S. Holder in the United States), such Teamshares Non-U.S. Holder generally would be subject to tax on such imputed interest in the same manner as a Teamshares U.S. Holder and, if the Teamshares Non-U.S. Holder is a corporation, such corporation may be subject to branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). To the extent any such imputed interest is not “effectively connected” with a U.S. trade or business conducted by such Teamshares Non-U.S. Holder as described above, such Teamshares Non-U.S. Holder generally would be subject to tax on such imputed interest at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

In addition, Teamshares Non-U.S. Holders may be subject to U.S. federal income tax on any gain realized if Teamshares is or has been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of the Mergers or the period during which the Teamshares Non-U.S. Holder held Teamshares common stock, in which case any gain recognized by such Teamshares Non-U.S. Holder would be subject to tax at generally applicable U.S. federal income tax rates. Teamshares believes that it is not, and has not been at any time since its formation, a United States real property holding corporation.

Reporting Requirements

Each Teamshares Holder that receives shares of Combined Company Common Stock in the Mergers is required to retain permanent records pertaining to the Mergers and make such records available to any authorized

IRS officers and employees. Such records should specifically include information regarding the number, basis, and fair market value of the Teamshares common stock exchanged and the number of shares of Combined Company Common Stock received in exchange therefor.

Additionally, Teamshares Holders who owned immediately before the Mergers at least one percent (by vote or value) of the total outstanding stock of Teamshares are required to attach a statement to their U.S. federal income tax returns for the year in which the Mergers is consummated that contains the information listed in Treasury Regulation Section 1.368-3(b). Such statement must include the holder’s tax basis in its Teamshares common stock surrendered in the Mergers, the fair market value of such stock, the date of the Mergers and the name and employer identification number of each of Teamshares and Live Oak. Teamshares Holders should consult their tax advisors regarding the application of these rules.

Backup Withholding and Information Reporting

A Teamshares Holder may, under certain circumstances, be subject to information reporting and backup withholding (currently at a rate of 24%) on amounts received in the Mergers, unless such holder properly establishes an exemption or provides its correct tax identification number and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a payee’s U.S. federal income tax liability, if any, so long as such payee furnishes the required information to the IRS in a timely manner.

INFORMATION ABOUT LIVE OAK

Unless the context otherwise requires, all references in this section to the “Company,” “we,” “us” or “our” refer to Live Oak.

General

We are a blank check company incorporated on November 27, 2024 as a Cayman Islands exempted company and formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this prospectus as our initial business combination. We have not selected any specific business combination target and we have not, nor has anyone on our behalf, initiated any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with us.

While we may pursue an initial business combination target in any industry or geographic region, we will seek to capitalize on the operational and investment experience of our management team and Senior Advisor. We intend to focus on companies that we believe have significant growth prospects with the potential to generate attractive returns for our shareholders. We expect to focus on identifying potential target companies with above-industry-average growth, substantial free cash flow generation, and a defensible market position, with an enterprise value of $500 million to $2 billion where our management team and Senior Advisor’s operational, strategic or managerial expertise can assist in maximizing value.

We are led by an experienced team of managers, operators and investors who have played important roles in helping build and grow profitable public and private businesses, both organically and through acquisitions, to create value for shareholders. Our team has experience operating and investing in a wide range of industries, bringing us a diversity of experiences as well as valuable expertise and perspective.

indicative of our future performance. For more information on the experience and background of our management team and Senior Advisor, see the section entitled “Management.”

Prior Blank Check Experience

Our management team and Senior Advisor have extensive experience with blank check companies and have served as executive officers and directors in four prior SPACs, two of which successfully completed business combinations with substantial committed capital.

•

Live Oak Acquisition Corp. (“LOAK”) | LOAK raised $200 million in May 2020. Seven months later, LOAK completed its business combination with Danimer Scientific (NYSE: DNMR), a leading developer and manufacturer of biodegradable plastic materials. The transaction delivered over $400 million of gross proceeds, including ~100% of the trust proceeds (0.01% redemptions) and a fully committed $210 million PIPE (which included ~$50 million from Live Oak affiliates); as of February 11, 2025, the trading price of DNMR was $1.25;

•

Live Oak Acquisition Corp. II (“LOKB”) | LOKB raised $253 million in December 2020. Eleven months later, LOKB completed its business combination with Navitas Semiconductor (NASDAQ: NVTS), the industry leader in Gallium Nitride (GaN) Power integrated circuits. The transaction delivered over $320 million of gross proceeds, including ~60% of the trust proceeds (40.06% redemptions) (supported by a $20 million backstop agreement) and an upsized, fully committed $173 million PIPE (which included ~$15 million from Live Oak affiliates); as of February 11, 2025, the trading price of NVTS was $2.76;

•

Live Oak Mobility Acquisition Corp. (“LOKM”) | LOKM raised $253 million in March 2021 alongside The Hawksbill Group to focus on the mobility and motion technology sectors. LOKM elected to liquidate and return capital to shareholders in March 2023;

•

Live Oak Crestview Climate Acquisition Corp. (“LOCC”) | LOCC raised $200 million in September 2021 alongside Crestview Advisors L.L.C. to focus on companies aligned with environmental sustainability. LOCC elected to liquidate and return capital to shareholders in November 2023.

Experience and Responsibilities of our Sponsor

Our Sponsor, Live Oak Sponsor V, LLC, is a Delaware limited liability company formed exclusively for the purpose of serving as a sponsor for us. The Sponsor had sole responsibility for organizing, directing and managing the business and affairs of us from its incorporation. The Sponsor’s activities in connection with our IPO included identifying and negotiating terms with the representative of the underwriters for the offering, other third-party service providers such as its auditors and legal counsel, and our directors and officers. Our Sponsor also assisted in identifying targets and negotiating terms with them for an initial business combination, including with Teamshares.

On February 27, 2025, we entered into the Administrative Services Agreement with Live Oak Merchant Partners, an affiliate of our Sponsor. Under the Administrative Services Agreement, we pay $17,500 per month to Live Oak Merchant Partners for office space, utilities, and secretarial and administrative support. We will cease these monthly fees under the Administrative Services Agreement upon the earlier to occur of the completion of our initial business combination or liquidation.

[Richard J. Hendrix, Live Oak’s Chief Executive Officer and the Chairman of Live Oak’s board of directors, is the managing member of our Sponsor and controls the management of our Sponsor, including the exercise of voting and investment discretion over the securities of Live Oak held by our Sponsor. Messrs. Hendrix, Fishman, Wunderlich and Robert Feinstein, who is affiliated with Live Oak, have an aggregate 32% indirect interest in our Sponsor Shares through membership interests in our Sponsor held by Live Oak. Our independent directors have an aggregate 15% indirect interest in our Sponsor Shares through membership interests in our Sponsor. Other third-party accredited investors with pre-existing business relationships with our management team and Sponsor have an aggregate 53% indirect interest in our Sponsor Shares through membership interests in our Sponsor. Other than the members of our management team and senior advisor, no other person has a direct or indirect material interest in our Sponsor. Other than our management team, none of the other members of our Sponsor participate in Live Oak’s activities. Aside from Mr. Hendrix, no one has the right to control or manage the Sponsor, or the right to vote or dispose of the Sponsor Shares that they hold indirectly through their membership interests in our Sponsor.

Additionally, Messrs. Hendrix, Fishman, Wunderlich and Feinstein have an aggregate 22% indirect interest in Private Warrants through membership interests in our Sponsor held by Live Oak. Our independent directors have an aggregate 12% indirect interest in Private Warrants through membership interests in our Sponsor. Other third-party accredited investors with pre-existing business relationships with our management team and Sponsor have an aggregate 66% indirect interest in Private Warrants through membership interests in our Sponsor. Aside from Mr. Hendrix, no other sponsor members has the right to vote or dispose of the Private Warrants or securities underlying the Private Warrants that they hold indirectly through their holdings of membership units of the Sponsor.]

Redemption Rights for Public Shareholders upon Completion of Our Initial Business Combination

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares, regardless of whether they abstain, vote for, or vote against, our initial business combination, in connection with the vote on the business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (net of taxes payable), divided by the number of then-outstanding public shares, subject to the limitations and on the

conditions described herein. As of [ ], 2025, the amount in the trust account was approximately $[   ] per public share. The per share amount we will distribute to investors who properly redeem their shares will not be reduced by the deferred underwriting commissions we will pay to the underwriter. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the completion of our initial business combination.

Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of our IPO, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Manner of Conducting Redemptions

We will provide our public shareholders with the opportunity to redeem all or a portion of their Class A ordinary shares upon the completion of our initial business combination either (i) in connection with a general meeting called to approve the business combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether we will seek shareholder approval of a proposed business combination or conduct a tender offer will be made by us, solely in our discretion, and will be based on a variety of factors such as the timing of the transaction and whether the terms of the transaction would require us to seek shareholder approval under applicable law or stock exchange listing requirement or whether we were deemed to be a foreign private issuer (which would require a tender offer rather than seeking shareholder approval under SEC rules), as described above under the heading “Shareholders May Not Have the Ability to Approve Our Initial Business Combination.” Asset acquisitions and share purchases would not typically require shareholder approval while direct mergers with our company (other than with a 90% subsidiary of ours) and any transactions where we issue more than 20% of our issued and outstanding ordinary shares or seek to amend our amended and restated memorandum and articles of association would require shareholder approval. So long as we obtain and maintain a listing for our securities on Nasdaq, we will be required to comply with Nasdaq’s shareholder approval rules.

The requirement that we provide our public shareholders with the opportunity to redeem their public shares by one of the two methods listed above are contained in provisions of our amended and restated memorandum and articles of association and will apply whether or not we maintain our registration under the Exchange Act or our listing on Nasdaq. Such provisions may be amended if approved by a special resolution, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company, so long as we offer redemption in connection with such amendment.

If we provide our public shareholders with the opportunity to redeem their public shares in connection with a general meeting, we will, pursuant to our amended and restated memorandum and articles of association:

•

conduct the redemptions in conjunction with a proxy solicitation pursuant to Regulation 14A of the Exchange Act, which regulates the solicitation of proxies, and not pursuant to the tender offer rules; and

•	file proxy materials with the SEC.

In the event that we seek shareholder approval of our initial business combination, we will distribute proxy materials and, in connection therewith, provide our public shareholders with the redemption rights described above upon completion of the initial business combination.

If we seek shareholder approval, we will complete our initial business combination only if we receive an ordinary resolution under Cayman Islands law and our amended and restated memorandum and articles of association, which requires the affirmative vote of at least a simple majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. A quorum for such meeting will be present if the holders of at least one third of issued and outstanding shares entitled to vote at the meeting are represented in person or by proxy. Our sponsor, officers and directors will count toward this quorum and, pursuant to the letter agreement, our sponsor, officers and directors have agreed to vote their founder shares, private placement shares and any public shares purchased during or after our IPO (including in open market and privately-negotiated transactions) in favor of our initial business combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the business combination transaction). For purposes of seeking approval of an ordinary resolution, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. As a result, in addition to our initial shareholders’ founder shares, we would need 7,500,001, or 37.5%, of the 20,000,000 public shares sold in our IPO to be voted in favor of an initial business combination in order to have our initial business combination approved, assuming all outstanding shares are voted, the over-allotment option is not exercised and the parties to the letter agreement do not acquire any Class A ordinary shares. Assuming that only the holders of one-third of our issued and outstanding ordinary shares, representing a quorum under our amended and restated memorandum and articles of association vote their shares at a general meeting of the company, we will not need any public shares in addition to our founder shares to be voted in favor of an initial business combination in order to approve an initial business combination. However, if our initial business combination is structured as a statutory merger or consolidation with another company under Cayman Islands law, the approval of our initial business combination will require a special resolution, which requires the affirmative vote of at least two-thirds of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the company. In addition, prior to the closing of our initial business combination, only holders of our Class B Ordinary Shares (i) will have the right to vote to appoint and remove directors prior to or in connection with the completion of our initial business combination and (ii) will be entitled to vote on continuing our company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend our constitutional documents or to adopt new constitutional documents, in each case, as a result of our approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). These quorum and voting thresholds, and the voting agreement of our sponsor, officers and directors, may make it more likely that we will consummate our initial business combination. Each public shareholder may elect to redeem their public shares irrespective of whether they vote for or vote against the proposed transaction, or whether they do not vote or abstain from voting on the proposed transaction, or whether they were a public shareholder on the record date for the general meeting held to approve the proposed transaction.

If a shareholder vote is not required and we do not decide to hold a shareholder vote for business or other legal reasons, we will:

•	conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and

•

file tender offer documents with the SEC prior to completing our initial business combination which contain substantially the same financial and other information about the initial business combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

In the event we conduct redemptions pursuant to the tender offer rules, our offer to redeem will remain open for at least 20 business days, in accordance with Rule 14e-1(a) under the Exchange Act, and we will not be permitted to complete our initial business combination until the expiration of the tender offer period. In addition, the tender offer will be conditioned on public shareholders not tendering more than the number of public shares we are permitted to redeem. If public shareholders tender more shares than we have offered to purchase, we will withdraw the tender offer and not complete the initial business combination.

Upon the public announcement of our initial business combination, if we elect to conduct redemption pursuant to the tender offer rules, we or our sponsor will terminate any plan established in accordance with Rule 10b5-1to purchase our Class A ordinary shares in the open market, in order to comply with Rule 14e-5 under the Exchange Act.

We intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. We believe that this will allow our transfer agent to efficiently process any redemptions without the need for further communication or action from the redeeming public shareholders, which could delay redemptions and result in additional administrative cost. If the proposed initial business combination is not approved and we continue to search for a target company, we will promptly return any certificates or shares delivered by public shareholders who elected to redeem their shares.

Our proposed initial business combination may impose a minimum cash requirement for (i) cash consideration to be paid to the target or its owners, (ii) cash for working capital or other general corporate purposes or (iii) the retention of cash to satisfy other conditions. In the event the aggregate cash consideration we would be required to pay for all Class A ordinary shares that are validly submitted for redemption plus any amount required to satisfy cash conditions pursuant to the terms of the proposed initial business combination exceed the aggregate amount of cash available to us, we will not complete the initial business combination or redeem any shares, and all Class A ordinary shares submitted for redemption will be returned to the holders thereof. We may, however, raise funds through the issuance of equity or equity-linked securities or through loans, advances or other indebtedness in connection with our initial business combination, including pursuant to forward purchase agreements or backstop arrangements we may enter into following consummation of our IPO, in order to, among other reasons, satisfy such net tangible assets or minimum cash requirements.

Limitation on Redemption Upon Completion of Our Initial Business Combination If We Seek Shareholder Approval

If we seek shareholder approval of our initial business combination and we do not conduct redemptions in connection with our initial business combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from seeking redemption rights with respect to Excess Shares without our prior consent. We believe this restriction will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to exercise their redemption rights against a proposed business combination as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in our IPO could threaten to exercise its redemption rights if such holder’s shares are not purchased by us, our sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders’ ability to redeem no more than 15% of the shares sold in our IPO without our prior consent, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our initial business combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash.

However, we would not be restricting our shareholders’ ability to vote all of their shares (including Excess Shares) for or against our initial business combination.

Delivering Share Certificates in Connection with the Exercise of Redemption Rights

As described above, we intend to require our public shareholders seeking to exercise their redemption rights, whether they are record holders or hold their shares in “street name,” to, at the holder’s option, either deliver their share certificates to our transfer agent or deliver their shares to our transfer agent electronically using the Depository Trust Company’s DWAC (Deposit/Withdrawal At Custodian) system, prior to the date set forth in the proxy materials or tender offer documents, as applicable. In the case of proxy materials, this date may be up to two business days prior to the scheduled vote on the proposal to approve the initial business combination. In addition, if we conduct redemptions in connection with a shareholder vote, we intend to require a public shareholder seeking redemption of its public shares to also submit a written request for redemption to our transfer agent two business days prior to the scheduled vote in which the name of the beneficial owner of such shares is included. The proxy materials or tender offer documents, as applicable, that we will furnish to holders of our public shares in connection with our initial business combination will indicate whether we are requiring public shareholders to satisfy such delivery requirements. Accordingly, a public shareholder would have up to two business days prior to the scheduled vote on the initial business combination if we distribute proxy materials, or from the time we send out our tender offer materials until the close of the tender offer period, as applicable, to submit or tender its shares if it wishes to seek to exercise its redemption rights. In the event that a shareholder fails to comply with these or any other procedures disclosed in the proxy or tender offer materials, as applicable, its shares may not be redeemed. Given the relatively short exercise period, it is advisable for shareholders to use electronic delivery of their public shares.

There is a nominal cost associated with the above-referenced process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the broker submitting or tendering shares a fee of approximately $100 and it would be up to the broker whether or not to pass this cost on to the redeeming holder.

However, this fee would be incurred regardless of whether or not we require holders seeking to exercise redemption rights to submit or tender their shares. The need to deliver shares is a requirement of exercising redemption rights regardless of the timing of when such delivery must be effectuated.

Any request to redeem such shares, once made, may be withdrawn at any time up to the date set forth in the proxy materials or tender offer documents, as applicable. Furthermore, if a holder of a public share delivered its certificate in connection with an election of redemption rights and subsequently decides prior to the applicable date not to elect to exercise such rights, such holder may simply request that the transfer agent return the certificate (physically or electronically). It is anticipated that the funds to be distributed to holders of our public shares electing to redeem their shares will be distributed promptly after the completion of our initial business combination.

If our initial business combination is not approved or completed for any reason, then our public shareholders who elected to exercise their redemption rights would not be entitled to redeem their shares for the applicable pro rata share of the trust account. In such case, we will promptly return any certificates delivered by public holders who elected to redeem their shares.

If our initial proposed business combination is not completed, we may continue to try to complete a business combination with a different target until the end of the completion window.

Redemption of Public Shares and Liquidation if No Initial Business Combination

Our amended and restated memorandum and articles of association provide that we will have only the duration of the completion window to complete our initial business combination. If we have not completed our initial business combination within such time period, we will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter (and subject to lawfully available funds therefor), redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then-outstanding public shares, which redemption will completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidating distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining shareholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our initial business combination within the completion window.

Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have waived their rights to liquidating distributions from the trust account with respect to any founder shares held by them if we fail to complete our initial business combination within the completion window, although they will entitled to liquidating distributions from assets outside the trust account. However, if our sponsor or management team and advisor acquire public shares in or after our IPO, they will be entitled to liquidating distributions from the trust account with respect to such public shares if we fail to complete our initial business combination within the allotted completion window.

Our sponsor, officers and directors have agreed, pursuant to a written agreement with us, that they will not propose any amendment to our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity, in each case unless we provide our public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account (net of taxes payable), divided by the number of then-outstanding public shares.

We expect that all costs and expenses associated with implementing our plan of dissolution, as well as payments to any creditors, will be funded from working capital, although we cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing our plan of dissolution, to the extent that there is any interest accrued in the trust account not required to pay taxes on interest income earned on the trust account balance, we may request the trustee to release to us an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.

If we were to expend all of the net proceeds of our IPO and the sale of the private placement warrants, other than the proceeds deposited in the trust account, and without taking into account interest, if any, earned on the trust account, the per-share redemption amount received by shareholders upon our dissolution would be approximately $[   ]. The proceeds deposited in the trust account could, however, become subject to the claims of our creditors which would have higher priority than the claims of our public shareholders. We cannot assure you that the actual per-share redemption amount received by shareholders will not be substantially less than $[   ]. While we intend to pay such amounts, if any, we cannot assure you that we will have funds sufficient to pay or provide for all creditors’ claims.

Although we will seek to have all vendors, service providers, prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account for the benefit of our public shareholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the trust account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the trust account. If any third party refuses to execute an agreement waiving such claims to the monies held in the trust account, our management will consider whether competitive alternatives are reasonably available to us and will only enter into an agreement with such third party if management believes that such third party’s engagement would be in the best interests of the company under the circumstances. Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. Withum Smith+Brown, PC, our independent registered public accounting firm, and the underwriter of our IPO will not execute agreements with us waiving such claims to the monies held in the trust account. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason. In order to protect the amounts held in the trust account, our sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us (except for the Company’s independent registered public accounting firm), or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the trust account to below the lesser of (i) $[   ] per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account, if less than $[   ] per share due to reductions in the value of the trust assets, net of taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) nor will it apply to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. However, we have not asked our sponsor to reserve for such indemnification obligations, nor have we independently verified whether our sponsor has sufficient funds to satisfy its indemnity obligations and we believe that our sponsor’s only assets are securities of our company. Therefore, we cannot assure you that our sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the trust account, the funds available for our initial business combination and redemptions could be reduced to less than $[   ] per public share. In such event, we may not be able to complete our initial business combination, and you would receive such lesser amount per share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.

In the event that the proceeds in the trust account are reduced below the lesser of (i) $[   ] per public share and (ii) the actual amount per public share held in the trust account as of the date of the liquidation of the trust account if less than $[   ] per share due to reductions in the value of the trust assets, in each case net of taxes payable, and our sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, our independent directors would determine whether to take legal action against our sponsor to enforce its indemnification obligations. While we currently expect that our independent directors would take legal action on our behalf against our sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment may choose not to do so in any particular instance if, for example, the cost of such legal action is deemed by the independent directors to be too high relative to the amount recoverable or if the independent directors determine that a favorable outcome is not likely. Accordingly, we cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be less than $[   ] per share.

We will seek to reduce the possibility that our sponsor will have to indemnify the trust account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to monies held in the trust account. Our sponsor will also not be liable as to any claims under our indemnity of the underwriter of our IPO against certain liabilities, including liabilities under the Securities Act. We will have access to working capital with which to pay any such potential claims (including costs and expenses incurred in connection with our liquidation, currently estimated to be no more than approximately $100,000). In the event that we liquidate and it is subsequently determined that the reserve for claims and liabilities is insufficient, shareholders who received funds from our trust account could be liable for claims made by creditors. In the event that the offering expenses are less than our estimate of $1,000,000, the amount of funds available outside the trust account would increase by a corresponding amount.

If we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy or insolvency law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our shareholders. To the extent any bankruptcy claims deplete the trust account, we cannot assure you we will be able to return $[   ] per share to our public shareholders. Additionally, if we file a bankruptcy or insolvency petition or an involuntary bankruptcy or insolvency petition is filed against us that is not dismissed, any distributions received by shareholders could be viewed under applicable debtor/creditor and/or bankruptcy/insolvency laws as either a “preferential transfer” or a “fraudulent conveyance, preference or disposition.” As a result, a liquidator or bankruptcy or other court could seek to recover some or all amounts received by our shareholders. Furthermore, our board of directors may be viewed as having breached its fiduciary duty to us or our creditors and/or may have acted in bad faith, and thereby exposing itself and our company to claims of punitive damages, by paying public shareholders from the trust account prior to addressing the claims of creditors. We cannot assure you that claims will not be brought against us for these reasons.

Our public shareholders will be entitled to receive funds from the trust account only (i) in the event of the redemption of our public shares if we do not complete our initial business combination within the completion window, (ii) in connection with a shareholder vote to amend our amended and restated memorandum and articles of association (A) to modify the substance or timing of our obligation to allow redemption in connection with our initial business combination or to redeem 100% of our public shares if we do not complete our initial business combination within the completion window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial business combination activity or (iii) if they redeem their respective shares for cash upon the completion of our initial business combination, subject to applicable law and any limitations (including but not limited to cash requirements) created by the terms of the proposed business combination. In no other circumstances will a shareholder have any right or interest of any kind to or in the trust account. In the event we seek shareholder approval in connection with our initial business combination, a shareholder’s voting in connection with the business combination alone will not result in a shareholder’s redeeming its shares to us for an applicable pro rata share of the trust account. Such shareholder must have also exercised its redemption rights described above. These provisions of our amended and restated memorandum and articles of association, like all provisions of our amended and restated memorandum and articles of association, may be amended with a shareholder vote.

Comparison of Redemption or Purchase Prices in Connection with Our Initial Business Combination and if We Fail to Complete Our Initial Business Combination.

The following table compares the redemptions and other permitted purchases of public shares that may take place in connection with the completion of our initial business combination and if we are unable to complete our initial business combination within the completion window.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination
Calculation of redemption price	Redemptions at the time of our initial business combination may be made pursuant to a tender offer or in connection with a shareholder vote. The redemption price will be the same whether we conduct redemptions pursuant to a tender offer or in connection with a shareholder vote. In either case, our public shareholders may redeem their public shares for cash equal to the aggregate amount then on deposit in the trust account calculated as of two business days prior to the consummation of the initial business combination, including interest earned on the funds held in the trust account (net of taxes payable), divided by the number of then-outstanding public shares, subject to the limitation that no redemptions will take place if all of the redemptions would cause to be unable to satisfy any limitations (including but not limited to cash requirements) agreed to in connection with the negotiation of terms of a proposed business combination.	If we seek shareholder approval of our initial business combination, our sponsor, initial shareholders, directors, officers, advisors or their affiliates may purchase shares or warrants in privately negotiated transactions or in the open market either prior to or following completion of our initial business combination. If our sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares of warrants from public shareholders, they would do so at a price no higher than the price offered through our redemption process. If they engage in such transactions they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act;	If we are unable to complete our initial business combination within the completion window, we will redeem all public shares at a per-share price, payable in cash, equal to the aggregate amount, then on deposit in the trust account, including interest earned on the funds held in the trust account (net of taxes payable and up to $100,000 of interest to pay dissolution expenses) divided by the number of then-outstanding public shares.

	Redemptions in Connection with our Initial Business Combination	Other Permitted Purchases of Public Shares by our Affiliates	Redemptions if we fail to Complete an Initial Business Combination however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

Impact to remaining shareholders	The redemptions in connection with our initial business combination will reduce the book value per share for our remaining shareholders, who will bear the burden of the deferred underwriting commissions and interest withdrawn for taxes.	If the permitted purchases described above are made, there would be no impact to our remaining shareholders because the purchase price would not be paid by us.	The redemption of our public shares if we fail to complete our initial business combination will reduce the book value per share for the shares held by our initial shareholders, who will be our only remaining shareholders after such redemptions.

Competition

In identifying, evaluating and selecting a target business for our initial business combination, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess similar or greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our initial business combination and our issued and outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating an initial business combination.

Facilities

We currently utilize office space at 4921 William Arnold Road, Memphis, TN 38117, provided by an affiliate of our sponsor free of charge. We will reimburse such affiliate in an amount equal to $17,500 per month for office space, utilities and secretarial and administrative support made available to us. We consider our current office space adequate for our current operations.

Employees

We currently have two officers: Messrs. Hendrix and Fishman. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Legal Proceedings

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacities as such.

LIVE OAK’S MANAGEMENT

Unless otherwise indicated or the context otherwise requires, references in this section to “we,” “our,” “us” and other similar terms refer to Live Oak before the Business Combination.

Directors and Executive Officers

We have four directors. The directors and executive officers of Live Oak are as follows as of the date of this proxy statement/prospectus:

Name	Age	Position
Richard J. Hendrix	59	Chief Executive Officer and Chairman of the Board of Directors
Adam J. Fishman	45	President, Chief Financial Officer and Director
Ashton Hudson	52	Director
Andrea Tarbox	74	Director

Richard. J. Hendrix, our Chairman and Chief Executive Officer since inception, is currently the founder and Managing Partner of Live Oak. Founded in 2019, Live Oak is a merchant banking firm specializing in Principal Investments, SPAC Sponsorship, and Corporate Advisory. Live Oak partners with founders, sponsors, and management teams to assist companies with growth strategies and access to efficient sources of capital. Over the course of his career, Mr. Hendrix has worked extensively with issuers and investors focused on companies in the financial services, real estate, energy, industrial, and business and consumer services sectors. He has led dozens of initial equity offerings, raising funds for founder-led and sponsor-backed companies. Additionally, Mr. Hendrix has considerable experience advising chief executives, boards of directors, and large shareholders regarding corporate strategy, capital structure, and capital access. Mr. Hendrix has served as the Chief Executive Officer of four Live Oak-sponsored SPACs, including vehicles that merged with Danimer Scientific (NYSE: DNMR) and Navitas Semiconductor (NASDAQ: NVTS), as further discussed below. Mr. Hendrix currently serves as the Chair of the Board of Danimer and as Chair of the Audit Committee of the Board of Navitas. Mr. Hendrix has significant leadership experience in the financial industry. Prior to founding Live Oak, Mr. Hendrix served as Chairman and Chief Executive Officer of FBR & Co., or FBR (formerly NASDAQ: FBRC), a middle-market focused investment banking and brokerage firm. He assumed that role in January 2009, and subsequently oversaw 12 strategic transactions, including six acquisitions. Under his leadership, FBR ultimately executed a merger with B. Riley Financial, Inc. (NASDAQ: RILY) in 2017. Following the merger, Mr. Hendrix served as director of B. Riley Financial. Prior to serving as Chairman and Chief Executive Officer of FBR, Mr. Hendrix was President and Chief Operating Officer for FBR’s parent company, Arlington Asset Investment Corp. (former NYSE: AAIC), where he managed day-to-day operations for the firm, as well as served as its Chief Investment Officer. He oversaw both FBR’s carveout from AAIC and its subsequent IPO as an independent company. Prior to his roles as President and then Chief Executive Officer, he was Head of Investment Banking, and prior to that role headed FBR’s real estate and industrials investment banking groups. Over his tenure, he helped to grow FBR into a leading bookrunner for initial common stock offerings for middle market U.S. companies. Prior to FBR, Mr. Hendrix was a Managing Director in PNC Capital Markets’ investment banking group and headed PNC’s asset-backed securities business. Mr. Hendrix is an Operating Executive at Crestview Partners, a middle-market focused private equity firm. He is also the Founder and Chief Executive Officer of RJH Management Co, a privately held investment management business. Mr. Hendrix graduated from Miami University with a BS in Finance. He is well qualified to serve as director due to his extensive operating, investing and financial experience.

Adam J. Fishman, our President, Chief Financial Officer and a Director since inception, is currently a Managing Partner at Live Oak, where he has served as an executive officer of three Live Oak-sponsored SPACs starting with Live Oak Acquisition Corp. II. Mr. Fishman joined the firm from Jefferies LLC, where he was a Managing Director from February 2018 to November 2020 and started the firm’s Permanent Capital Group. Mr. Fishman originated and executed SPAC transactions, including initial public offerings, assisting management in evaluating targets for merger consideration, and structuring and executing PIPE investments to support mergers. He was also responsible for originating and marketing pre-IPO private placements for companies across all industries. Prior to joining Jefferies, Mr. Fishman was an Executive Vice President and Head of Institutional Brokerage at FBR & Co. (“FBR”) (formerly NASDAQ: FBRC), a middle market focused investment banking and brokerage firm. At FBR, he led the collective Research, Sales and Trading organizations. Mr. Fishman was responsible for relationship management for a broad range of investors such as Mutual Funds, Hedge Funds, Alternative Asset Managers, Pensions, Endowments, Insurance and Family Offices. During his tenure, FBR was a top 3 lead-left bookrunner for Initial Common Stock Offerings for small and mid-cap companies, including late-stage private placements executed under Rule 144A and IPOs. Mr. Fishman also served on FBR’s Commitment Committee, where he was responsible for analyzing, structuring and selling all public and private investment offerings, and was a Named Executive Officer for FBR. As a member of the firm’s Executive Committee, Mr. Fishman was a key contributor to the firm’s strategic vision and execution, including evaluating and executing numerous corporate acquisitions, divestments and partnerships. Mr. Fishman began his career as an Associate Director in the New York office of CIBC World Markets. He graduated from Brandeis University with a B.A in Sociology, cum laude.

Ashton Hudson serves as a member of our Board of Directors upon the trading of our securities on Nasdaq. Since 2008, Mr. Hudson has been a Partner in Value Acquisition Fund, an acquisition, development and asset management company. Prior to beginning his investment career, Mr. Hudson practiced law with the firm of Parker, Hudson, Rainer & Dobbs LLP, from 1997 to 2000, where his legal practice was primarily focused on corporate finance, mergers and acquisitions, general corporate law and securities law. Mr. Hudson previously served as a director of Forestar Group, Inc. (NYSE: FOR), where from February 2016 to August 2019 he sat on the Audit, Compensation and Corporate Governance Committees, and as a director of the Jacksonville Electric Authority, one of the largest municipally owned utilities in the United States, where from March 2008 to April 2013 he chaired the Audit and Finance Committees and served a two-year term as Chairman of the Board. Since February 2020 he has served on the Florida Region board of directors of Fifth Third Bank. Until its sale to Anticimex in February 2018, Mr. Hudson was the majority owner and Executive Chairman of Turner Pest Control, one of the largest and fastest growing pest control providers in the United States. Mr. Hudson earned his B.S., cum laude, in business and accountancy, from Wake Forest University. He received his J.D., magna cum laude, from the Wake Forest University School of Law, where he was a Cooke Foundation Scholar, Articles Editor of the Law Review, member of the Moot Court Board and Order of the Coif. Mr. Hudson is well qualified to serve as a director due to his extensive operational, legal and investing experience.

Andrea Tarbox serves as a member of our Board of Directors upon the trading of our securities on Nasdaq. Since August 2021, Ms. Tarbox has served on the board of directors of Solo Brands Incorporated (NYSE:DTC), and served as its interim Chief Financial Officer from December 10, 2023 until February 5, 2024. Previously, Ms. Tarbox served as CFO and a member of the board of directors for Live Oak Acquisition Corp. II, a special purpose acquisition company (formerly NYSE: LOKB), from December 2020 until October 2021 and as Chief Financial Officer and a member of the board of directors of Live Oak Acquisition Corp. (formerly NYSE: LOAK), a special purpose acquisition company, from May 2020 until December 2020. Before that, Ms. Tarbox served as Chief Financial Officer and Executive Vice President of KapStone Paper & Packaging (formerly NYSE: KS), from 2007 until 2018. Previously, Ms. Tarbox held positions at various companies, including Uniscribe Professional Services, Inc., a provider of paper-and technology-based document management solutions, Gartner Inc., a research and advisory company, British Petroleum, p.l.c., (NYSE:BP) and Fortune Brands, Inc., a holding company with diversified product lines. Ms. Tarbox earned a B.A. degree in Psychology from Connecticut College and an M.B.A. from the University of Rhode Island. She is well-qualified to serve on our board due to her extensive accounting and financial experience, operational background, and her significant experience in acquiring and integrating companies.

We believe our management team has the skills and experience to identify, evaluate and consummate a Business Combination and is positioned to assist the businesses we acquire. However, our management team’s network of contacts, and its investing and operating experience, do not guarantee a successful initial business combination. The members of our management team are not required to devote any significant amount of time to our business and are involved with other businesses. We cannot guarantee that our current officers and directors will continue in their respective roles, or in any other role, after our initial business combination, and their expertise may only be of benefit to us until we complete our initial business combination. Past performance by our management team is not a guarantee of success with respect to any Business Combination we may consummate.

Involvement in Legal Proceedings

There are no legal proceedings that have occurred within the past ten years concerning our directors or control persons which involved a criminal conviction, a criminal proceeding, an administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

Director Independence

The rules of the Nasdaq require that a majority of our board of directors be independent within one year of our Initial Public Offering. Our board of directors has determined that each of Messrs. Hudson and Ms. Tarbox are “independent directors” as defined in Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has two standing committees: an audit committee and a compensation committee. Both our audit committee and our compensation committee are composed solely of independent directors. Subject to phase-in rules, the rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Each committee will operate under a charter that will be approved by our board and will have the composition and responsibilities described below.

Audit Committee

Under the phase-in provisions of Rule 303A of the rules and applicable SEC rules, we are required to have at least three members of the audit committee, all of whom must be independent. We have established an audit committee of the board of directors consisting of Messrs. Hudson and Ms. Tarbox, each of whom is an independent director. Ms. Tarbox is the chair of the audit committee. Each member of the audit committee is financially literate and our board of directors has determined that Ms. Tarbox qualifies as an “audit committee financial expert” as defined in applicable SEC rules and has accounting or related financial management expertise.

The audit committee is governed by the audit committee charter, which details the purpose and principal functions of the audit committee, including:

•

assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent registered public accounting firm’s qualifications and independence, and (4) the performance of our internal audit function and independent registered public accounting firm; the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

•

pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent registered public accounting firm all relationships the independent registered public accounting firm have with us in order to evaluate their continued independence;

•

setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (1) the independent registered public accounting firm’s internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the independent registered public accounting firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•

meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent registered public accounting firm, including reviewing our specific disclosures under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

•

reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We have established the Compensation Committee of our Board. The members of our Compensation Committee are Messrs. Hudson and Ms. Tarbox. Mr. Furer served as chair of the Compensation Committee. We have adopted a Compensation Committee charter, which details the principal functions of the Compensation Committee, including:

•

reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer’s compensation, evaluating our chief executive officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer’s based on such evaluation;

•

reviewing and making recommendations to our Board with respect to the compensation, and any incentive compensation and equity-based plans that are subject to board approval of all of our other officers;

•	reviewing our executive compensation policies and plans;

•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting Management in complying with our proxy statement and annual report disclosure requirements;

•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

•	producing a report on executive compensation to be included in our annual proxy statement; and

•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors;

The charter also provides that the Compensation Committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the Compensation Committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Director Nominations

We do not have a standing nominating committee though we intend to form a corporate governance and nominating committee as and when required to do so by law or Nasdaq rules. In accordance with Rule 5605(e)(2) of the Nasdaq rules, a majority of the independent directors may recommend a director nominee for selection by our board of directors. Our board of directors believes that the independent directors can satisfactorily carry out the responsibility of properly selecting or approving director nominees without the formation of a standing nominating committee. The directors who will participate in the consideration and recommendation of director nominees are Messrs. Hudson and Ms. Tarbox. In accordance with Rule 5605(e)(1)(A) of the Nasdaq rules, all such directors are independent. As there is no standing nominating committee, we do not have a nominating committee charter in place.

The board of directors will also consider director candidates recommended for nomination by our shareholders during such times as they are seeking proposed nominees to stand for appointment at the next annual general meeting (or, if applicable, an extraordinary general meeting). Our shareholders that wish to nominate a director for appointment to our board of directors should follow the procedures set forth in our Current Charter.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, our board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more executive officers serving on our board of directors.

Code of Ethics

We have adopted a code of ethics applicable to our directors, officers and employees (the “Code of Ethics”). We have filed a copy of our Code of Ethics and our Audit Committee and Compensation Committee Charter as exhibits to our IPO Prospectus. Our shareholders are also able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Limitation on Liability and Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, actual fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide that our officers and directors will be indemnified by us to the fullest extent permitted by law, as it now exists or may in the future be amended, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We expect to purchase a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed, and any persons who may become officers or directors prior to the initial business combination will agree, to waive any right, title, interest or claim of any kind in or to any monies in the trust account, and to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the trust account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the trust account or (ii) we consummate an initial business combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF LIVE OAK

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited financial statements and the notes related thereto, which are included elsewhere in this proxy statement/prospectus. Certain information contained in the discussion and analysis set forth below includes forward-looking statements. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements.”

Overview

We are a blank check company incorporated in the Cayman Islands on November 27, 2024, formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses. We intend to effectuate our Business Combination using cash derived from the proceeds of the Initial Public Offering and the sale of the Private Placement Warrants, our shares, debt or a combination of cash, shares and debt.

We expect to continue to incur significant costs in the pursuit of our acquisition plans. We cannot assure you that our plans to complete a Business Combination will be successful.

We may seek to extend the Combination Period consistent with applicable laws, regulations and stock exchange rules by amending our Amended and Restated Memorandum. Any such amendment would require the approval of our Public Shareholders, who will be provided the opportunity to redeem all or a portion of their Public Shares in connection with the vote on such approval. Such redemptions will decrease the amount held in our Trust Account and our capitalization, and may affect their ability to maintain our listing on Nasdaq. In addition, the Nasdaq Rules currently require SPACs (such as us) to complete our initial Business Combination in accordance with the Nasdaq 36-Month Requirement. If we do not meet the Nasdaq 36-Month Requirement, our securities will likely be subject to a suspension of trading and delisting from Nasdaq.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities since November 27, 2024 (inception) through September 30, 2025 have been (i) organizational activities and (ii) activities relating to (x) the Initial Public Offering, and (y) identifying and evaluating prospective acquisition candidates and activities in connection with the initial Business Combination. We will not generate any operating revenues until after completion of our initial Business Combination. We have generated non-operating income in the form of interest income on investments held in the Trust Account after the Initial Public Offering. We expect to incur increased expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance, among other things), as well as for due diligence expenses.

For the three months ended September 30, 2025, we had a net income of $2,108,631, which consists of interest income on marketable securities held in the Trust Account of $2,447,954 and operating costs of $339,323.

For the nine months ended September 30, 2025, we had a net loss of $2,096,971, which consists of operating costs of $7,705,311 and interest income on marketable securities held in the Trust Account of $5,608,340.

Liquidity and Capital Resources

On March 3, 2025, we consummated the Initial Public Offering of 23,000,000 Units, at $10.00 per Unit, generating gross proceeds of $230,000,000. Simultaneously with the closing of the Initial Public Offering, we consummated the sale of 4,500,000 Private Placement Warrants, at a price of $1.00 per Private Placement Warrant in a private placement to the Sponsor, generating gross proceeds of $4,500,000.

Following the Initial Public Offering, the full exercise of the over-allotment option, and the sale of the Private Units, a total of $231,150,000 was placed in the Trust Account. We incurred $7,723,148, consisting of $250,000 of cash underwriting fee, $6,900,000 of deferred underwriting fee and $573,148 of other offering costs.

For the nine months ended September 30, 2025, cash used in operating activities was $660,255. Net loss of $2,096,971 was affected by interest earned on marketable securities held in the Trust Account of $5,608,340 and payment of expenses through promissory note – related party of $2,251. Changes in operating assets and liabilities provided $7,042,805 of cash for operating activities.

As of September 30, 2025, we had marketable securities held in the Trust Account of $236,758,340 (including approximately $5,608,340 of interest income consisting of money market funds with a maturity of 185 days or less). We may withdraw interest from the Trust Account to pay taxes, if any. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less income taxes payable), to complete our Business Combination. To the extent that our share capital or debt is used, in whole or in part, as consideration to complete our Business Combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions and pursue our growth strategies.

As of September 30, 2025, we had cash and cash equivalents of $1,949,131. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete a Business Combination.

In order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor, or certain of our officers and directors or their affiliates may, but are not obligated to, loan us funds as may be required. If we complete a Business Combination, we would repay such loaned amounts. In the event that a Business Combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into Private Placement Warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of September 30, 2025, no such Working Capital Loans were outstanding.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our Business Combination. Moreover, we may need to obtain additional financing either to complete our Business Combination or because we become obligated to redeem a significant number of our Public Shares upon consummation of our Business Combination, in which case we may issue additional securities or incur debt in connection with such Business Combination.

To mitigate the risk that we might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that we hold investments in the Trust Account, we may, at any time, (based on our Management Team’s ongoing assessment of all factors related to our potential status under the Investment Company Act) instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest-bearing demand deposit account at a bank.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an aggregate of $17,500 per month for office space, utilities, and secretarial and administrative support. For the three and nine months ended September 30, 2025, we incurred and paid $52,500 and $122,500 in fees for these services, respectively. We began incurring these fees on February 27, 2025 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.

The underwriters are also entitled to a deferred underwriting discount of $6,900,000 (3.0% of the gross proceeds of the Initial Public Offering held in the Trust Account) upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement, but such deferred underwriting discount shall be based partly on amounts remaining in the Trust Account following all properly submitted shareholder redemptions in connection with the consummation of the initial Business Combination.

In addition to the deferred underwriting discounts, we engaged Santander US Capital Markets LLC to provide advisory services from time to time. As compensation for the services provided under an engagement letter, we shall pay Santander US Capital Markets LLC a fee equal to 3.00% of the gross proceeds raised in the Initial Public Offering, payable upon closing of such initial Business Combination. We agreed to indemnify Santander US Capital Markets LLC and its affiliates in connection with its role in providing the advisory services. The termination clause in the agreement deems the fee earned and recordable as of September 30, 2025, and has been recorded as advisory fee on the accompanying condensed balance sheets.

Critical Accounting Estimates and Policies

The preparation of unaudited condensed financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the unaudited condensed financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. As of September 30, 2025, we did not have any critical accounting estimates to be disclosed.

Class A Ordinary Shares Subject to Possible Redemption

We account for our ordinary shares subject to possible conversion in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Ordinary shares subject to mandatory redemption are classified as a liability instrument and measured at fair value. Conditionally redeemable ordinary shares (including ordinary shares that feature redemption rights that are either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) are classified as temporary equity. At all other times, ordinary shares are classified as shareholders’ equity. Our ordinary shares feature certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, ordinary shares subject to possible redemption are presented at redemption value as temporary equity, outside of the shareholders’ equity section of our condensed balance sheets.

Warrant Instruments

We account for Warrants as either equity-classified or liability-classified instruments based on an assessment of the instruments’ specific terms and applicable authoritative guidance in ASC 480 and FASB ASC Topic 815,

“Derivatives and Hedging” (“ASC 815”). The assessment considers whether the instruments are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the instruments meet all of the requirements for equity classification under ASC 815, including whether the instruments are indexed to a company’s common shares and whether the instrument holders could potentially require “net cash settlement” in a circumstance outside of a company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of Warrant issuance and as of each subsequent quarterly period end date while the instruments are outstanding. Upon review of the Warrant Agreement, Management concluded that the Public Warrants and Private Placement Warrants issued pursuant to such warrant agreement qualify for equity accounting treatment.

Recent Accounting Standards

In November 2024, the FASB issued Accounting Standards Update (“ASU”) 2024-03, “Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”, requiring public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 15, 2026, and for interim periods beginning after December 15, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our unaudited condensed financial statements.

INFORMATION ABOUT TEAMSHARES

Unless otherwise indicated or the context otherwise requires, references in this section to “Teamshares,” “Teamshares Inc.,” “we,” “us,” “our,” and other similar terms refer to Teamshares and its subsidiaries prior to the Business Combination and to the Combined Company and its consolidated subsidiaries after giving effect to the Business Combination.

Company Overview

Teamshares is a tech-enabled acquiror of high-quality, SMEs intending to be a permanent home for businesses. Part holding company, part fintech, Teamshares programmatically acquires companies with $0.5 to $5 million of EBITDA from retiring owners, integrates them with the Teamshares platform, and helps employees earn company stock. Our acquisition-based business model aims to drive predictable, repeatable growth and scale through financial technology.

Teamshares is among the largest acquirors of SMEs in the United States, with a differentiated, innovative model. In just six years, we have scaled to over $400 million in consolidated revenue among our Operating Subsidiaries, diversified across over 40 industries and 30 states. Teamshares’ growth is made possible by our scalable platform that combines centralized financial technology with decentralized, aligned leadership.

Teamshares’ software drives scale and efficiency across the entire company lifecycle. It helps source, underwrite, and close acquisitions efficiently and programmatically, and then provides standardized financial and operating visibility for every company. Teamshares leverages AI to scale our platform and data-driven decision-making, with each acquisition contributing data we believe compounds platform value over time.

We analyze thousands of opportunities annually through our software, targeting retirement situations for companies with strong cash flow conversion. Teamshares’ average acquired company has been in operation for more than 35 years, demonstrating durability across economic cycles.

The American economy has 6 million SMEs with up to 100 employees. Over 3 million of these companies have owners aged 55 or older and likely need to sell over the coming decades, with a limited universe of credible buyers. Teamshares aims to scale as a differentiated ‘exit of choice’ for thousands of high-quality SMEs over the long term.

From systematic sourcing to institutional leadership and centralized cash control, Teamshares aims to evolve a fragmented, founder-driven asset class into an institutionalized platform that we believe can scale predictably and deliver durable financial growth.

What Teamshares has built in just 6 years as a market-defining leader

COMPANY BUILDING

$434M
LTM Revenue 6/30/2025

87
Operating Subsidiaries

2,000+
Total Employees (incl. Operating Subsidiaries)

ACQUISITION ENGINE

13,000+
Size-qualified leads sourced annually via our software

$0.5-5M
Target EBITDA range

4-6x
Target EBITDA multiple

CAPITAL EFFICIENCY

30-40%
of purchase price
T+24 Realized Capital Returns

15-20%
Target Unlevered FCF Yields

75-85%
Target EBITDA to FCF Conversion

Our Technology

Teamshares’ software platform drives scale and efficiency across the entire lifecycle of our Operating Subsidiaries. Our proprietary software helps source, underwrite, and close acquisitions consistently and programmatically. After acquisition and financial integration, our software provides standardized financial and operating visibility for each company, creating a unified view of performance that supports disciplined operational oversight.

We integrate financial and operating data from established third-party systems across each Operating Subsidiary into a single structured data layer on which our proprietary software operates. Our technology leverages this foundation to produce actionable insights support more informed financial decision-making, improving company profitability and supporting the long-term success of our business model.

We use machine learning and AI tools to support platform development and analytical workflows across our business. These tools assist our teams in processing large volumes of structured and unstructured data, automating routine analysis, and supporting the development and operation of our software systems, while maintaining human review and oversight. Certain teams also use third-party software platforms that incorporate machine learning and AI to improve efficiency within functional workflows.

Each acquisition contributes standardized financial and operating data to our proprietary dataset, improving our ability to benchmark performance, identify operational patterns, and generate data-driven insights across similar businesses. As our dataset grows, we expect our underwriting accuracy and financial and operational insight to improve, which we believe creates a compounding advantage in both acquisition efficiency and company management.

Building technology in-house allows us to align Teamshares’ platform directly with our business model and prioritize engineering investment in capabilities that increase acquisition throughput and enhance ongoing company performance and capital allocation. As we grow, these systems reduce marginal operating cost and enable centralized teams to support a larger network of companies, without proportional headcount increases at the platform level.

Our Business Model

Teamshares considers itself to be a programmatic acquiror. Programmatic acquirors continually engage in small acquisitions as a core growth and capital allocation strategy, reinvesting free cash flow into further acquisitions.

As Teamshares closes acquisitions, the financials of the acquired companies are consolidated with Teamshares’ financials as Operating Subsidiaries. A critical feature of our model is the ability to reallocate cash flow into subsequent acquisitions, high-ROI organic growth opportunities, and development of the platform to enable future scale.

As such, our growth as a programmatic acquiror is not constrained solely by the organic growth of our subsidiaries, but by our ability to intelligently allocate capital to the highest-growth opportunities.

Our Growth Opportunity

We believe Teamshares has a significant opportunity to scale our platform from 87 Operating Subsidiaries today to thousands over the long term.

Over 3 million American SMEs are owned by individuals aged 55 or older, among tens of millions of SMEs globally in a similar situation. For many of these owners, the business represents their primary asset, yet exit options are limited. Family succession accounts for an estimated 15% of exits, and approximately 70% of attempted sales fail. Teamshares was built to address this supply and demand imbalance, enabling founders to retire confidently while allowing employees to participate as aligned shareholders.

Each year, we source more than 13,000 size-qualified opportunities through our software and underwrite thousands of potential acquisitions, focusing on retirement-driven transactions involving companies with strong cash flow, low owner dependency, and operational stability. As we evaluate and acquire more businesses, our platform continuously improves its ability to identify companies that meet our acquisition criteria, as part of the flywheel outlined below:

Build the Teamshares Platform:
Proprietary software to programmatically acquire great companies + onboard them to a strong financial OS
The more companies we source, analyze, and acquire, the more we fuel growth and positive selection
The more financial and operating data TeamsharesOS learns from post-acquisition
The more we can continually improve our underwriting data and positive selection
The more consistently new acquisitions perform, the more consistently earnings can grow
The more our financing inputs improve: cost + capacity
The more we can reinvest in new companies and scalable technology: more AI + automation

Our Platform

Teamshares’ platform supports disciplined underwriting, centralized financial oversight, and scalable capital deployment across a growing number of Operating Subsidiaries.

Teamshares targets businesses with $0.5 to $5.0 million of EBITDA and we have been able to maintain consistent underwriting standards, typically acquiring companies at 4x to 6x EBITDA. We generally employ moderate senior leverage of approximately 3x EBITDA, supplemented by seller financing, to achieve capital efficiency while managing downside and owner-transition risk. After onboarding, we centrally manage cash flow distributions to reinvest in new acquisitions and allocate capital to the highest return uses across Teamshares.

Our underwriting framework is supported by tech-enabled analysis, standardized diligence workflows, and centralized investment committee review. This discipline, combined with automation of recurring financial processes, supports a target of approximately 75% to 85% EBITDA-to-free-cash-flow conversion. Generated cash flow is systematically redeployed across the platform, which we believe will create the ability to increasingly self-finance acquisitions over time.

Our proprietary software enables operating leverage by allowing Teamshares to add Operating Subsidiaries faster than our corporate overhead grows. Since 2023, operating EBITDA per corporate employee has increased approximately threefold.

Sourcing

Our proprietary software helps continuously identify and evaluate thousands of leads and automate screening based on defined acquisition criteria. Our software automates repetitive steps including sourcing, initial filtering, broker outreach and NDA execution. This focus on software-driven efficiency has led to significant operating leverage. Our software is designed to identify select opportunities that line up with our structural investment criteria, including:

•	Retirement situations

•	Decades in business

•	Low owner dependency

•	Support staff in place

•	Low revenue transition risk

•	Low capital intensity

•	Low technology disruption risk

•	Clean tax returns

Underwriting

Our software helps us manage the process of initial diligence and financial analysis on acquisition opportunities, generate offer documents, organize and summarize company information. Teamshares’ approach to underwriting is conservative, focusing on corporate tax returns and bank accounts as the financials of record for SMEs, as audits are nearly nonexistent and internal financials, while analytically helpful, are commonly unreliable and almost certainly non-GAAP.

Closing

Our in-house legal and financial diligence team, along with our proprietary software manages a standardized closing workflow that includes data room administration, standardized financial diligence reporting and legal document generation. This operational efficiency has enabled us to close up to seven acquisitions in a single month.

Onboarding

After closing, we onboard the new Operating Subsidiary onto our platform, including upgrading financial reporting to monthly GAAP-level accounting and implementing standardized operational KPIs. We integrate payroll and other administrative functions where appropriate and leverage third-party service providers when proprietary systems are not applicable.

Our platform supports the sourcing and management of Presidents for each Operating Subsidiary to ensure operational continuity. Each subsidiary is led by a dedicated President whose cost is underwritten at acquisition and embedded in the cost structure of our model. Presidents report to a seasoned Group President, enabling scalability, mentorship, and career advancement, with compensation aligned to subsidiary-level performance.

By creating a differentiated leadership role in the founder-driven SME economy, Teamshares has hired Presidents from a wide range of backgrounds. Since implementing programmatic hiring changes in 2023, we have achieved an 86% success rate in placing and retaining strong Presidents in key operational roles with relevant industry, financial and leadership experience.

Financial Management

After onboarding, our software continues to provide centralized financial oversight across our Operating Subsidiaries, delivering regular reporting on key financial and performance metrics, including:

•	Operating key performance indicators, or “KPIs”

•	Cash flow monitoring and management

•	Financial reporting and variance analysis

•	Monthly management discussion and analysis

•	Financial controls and compliance

This centralized visibility, combined with our decentralized leadership model, creates operational leverage that enables us to scale oversight and management as we grow. It also gives us the ability to dispatch additional leadership resources early if a company is showing negative financial indicators.

Our software also manages equity administration for each Operating Subsidiary at minimal marginal cost. Traditional equity management plans can cost upwards of six figures for a typical company to implement and maintain between external legal, tax and accounting expenses. Our integrated approach eliminates these expenses while ensuring accurate capital table management and employee equity tracking across our operating subsidiaries.

Centralized Cash Control and Redeployment

Reinvestment into new acquisitions
Teamshares
Monthly Cash Sweep
Operating Subsidiary
Operating Subsidiary
Operating Subsidiary

Teamshares standardizes banking across Operating Subsidiaries and consolidates available cash into a centralized treasury structure on a regular basis. This architecture enhances financial visibility and controls while enabling efficient capital allocation across Teamshares.

Our cash management systems enable regular upstreaming of available free cash flow from Operating Subsidiaries, and we are building towards near full automation of such cash management. This reinvestment model accelerates our growth beyond organic expansion alone and serves as a defining feature of our tech-enabled acquisition strategy.

Financial Products and Other Revenue Opportunities

Teamshares believes we can create additional value for shareholders and our Operating Subsidiaries by launching and distributing products and services that replace third-party expenses, capturing profit internally and delivering a better experience. We are early in its execution of this strategy, but we have already launched business insurance and health insurance products to replace existing vendors, and we can offer a substantially similar product for the same price, or better, than a third party. While today this strategy is relatively immaterial from a financial standpoint today, we expect it to contribute materially long-term, and it is an important strategic focus and our segment reporting is designed to help disclose the financials of these activities.

Competitive Landscape

The competitive landscape for SME acquisitions is highly fragmented, and as a result, Teamshares does not compete with many publicly traded SME acquirors. SME buyers typically operate at low volume: individuals may acquire only one business in their lifetime, and aside from rollups, fund-driven and institutional buyers in the SME space typically acquire a handful of companies in a decade.

In the sub-$1 million EBITDA segment of U.S. SMEs for sale, Teamshares predominantly competes with individuals and often first-time buyers. In the $1 to 5 million EBITDA range, typical buyers include individuals, search funds, fundless sponsors, family offices, private equity funds, and industry rollups.

Teamshares focuses on retirement situations where the owner has engaged a broker. We either negotiate directly as a differentiated buyer of choice, or against a small group of alternative buyers. Teamshares avoids broad auctions and industries with rollup activity to avoid potentially inflated purchase prices.

Differentiation as an ‘Exit of Choice’

Teamshares differentiates itself against other buyers on several dimensions.

For retiring owners, Teamshares brings:

•	High certainty of closing a transaction in the challenging and uneven SME market

•	High credibility in transitioning businesses across industries

•	A unique legacy with intended permanent ownership between Teamshares and employees, but structured as a simple business sale, allowing the owner to retire often within a few months

For employees who are generally at-will and actively choosing to stay post-transaction, Teamshares brings:

•	Continuity of operations, pay, and benefits

•	Enhanced financial opportunity to participate in equity and benefit from growth

•	The stability of our permanent ownership model

Our Competitive Advantages

We believe that Teamshares benefits from several competitive strengths that support our business model and growth strategy.

•

Accumulating Advantage: We believe our operating model benefits from a flywheel in which more acquisition leads, acquired companies, richer post-closing data, more purchasing power and a growing talent pool of former owners and Presidents contribute to increasingly consistent post-acquisition performance. This improved performance may attract additional capital, which we may use to further support additional scale. As a public company, we believe we will have access to larger financing capacity and a lower cost of capital than was available to us as a private company. If achieved, a lower cost of capital would reinforce our acquisition advantages and enhance our ability to reinvest in additional acquisitions, technology and continued platform strengthening.

•

Diversification Advantage: Our deliberate industry and geographic diversification strategy emphasizes expanding our addressable market to support long-term growth and maintain selective underwriting across a broad pipeline of opportunities. We also believe our deliberate diversification can help mitigate the impact of economic cycles and headwinds that may affect specific sectors or regions, as well as avoid sectors experiencing elevated purchase multiples due to aggressive rollup strategies.

•

Comparative Operating Efficiency: Leveraging our technology and internal capabilities, we believe Teamshares can source a large universe of potential acquisition candidates per year at almost zero marginal cost and close transactions and perform due diligence at a small fraction of the six-to-seven figure transaction costs that private equity firms, fundless sponsors and search funds typically incur.

•

Data and Learning Curve Advantages: In addition to our software advantage in acquisitions, we continuously gain insights and experience from evaluating thousands of businesses per year, and from collecting and leveraging the data of nearly 90 companies to drive operating results. We involve our internal industry and subject matter experts in underwriting, which expands as we add more industries to Teamshares. As we find mistakes or frictions in diligence or post-closing, we create process steps to avoid these mistakes or frictions in the future.

•

Scale Advantage: With nearly 90 Operating Subsidiaries and significant venture capital investment that funded the build-out of our platform as we scaled, we have built a platform that would likely be difficult to replicate.

Our Operating Subsidiaries

Teamshares’ Operating Subsidiaries form the foundation of our long-term ownership model. As of the date of this proxy statement/prospectus, Teamshares owns and operates 87 Operating Subsidiaries diversified across six U.S. regions, generating approximately $434 million in LTM revenue through June 30, 2025 and employing more than 2,000 people. The average Operating Subsidiary has operated for 35 years, reflecting Teamshares’ focus on established, cash-generative small businesses with stable customer relationships and strong community ties.

Geographic Footprint

Our Operating Subsidiaries are distributed across the U.S., including 26 in the Northeast, 21 in the Midwest, 20 in the West, 10 in the Southeast, 8 in the Southwest and 1 in Alaska. Teamshares has two non-US companies, one each in Canada and Japan. Geographic diversity mitigates concentration risk and supports sustainable growth by spreading operations across regions and building local scale, without overexposure to any single market.

BROAD GEOGRAPHIC DIVERSIFICATION

WEST
20
MIDWEST
21
NORTHEAST
26
SOUTHWEST
8
SOUTHEAST
10
ALASKA
1

Industry Diversification

Our Operating Subsidiaries span a balanced mix of durable SME sectors, including consumer goods (23% of revenue), business services (16%), building products (18%), food and beverage (24%), technical services (12%) and distribution (7%). This diversified approach dampens cyclicality and provides a strong earnings base across economic cycles. We expect this mix to continue to evolve over time based on deliberate diversification and continued expansion into industries where businesses meet our structural investment criteria.

SIGNIFICANT INDUSTRY DIVERSIFICATION

Distribution
7%
Technical Services
12%
Consumer Goods
23%
Business Services
16%
Building Products
18%
Food & Beverage
24%
$434M
LTM Revenue
6/30/2025

Our Culture of Trust, Innovation, and Alignment

Equity alignment is directly wired into our business model, with trust and innovation driven and reinforced by our core values. Given the flywheel effect of our business, when one Operating Subsidiary succeeds, Teamshares becomes stronger as a whole. This compounding effect cannot be achieved without trust amongst all of our stakeholders – trust serves as our invisible leverage, and is our most important core value. Our commitment to innovation occurs through our product development and process engineering cycles, and is also instilled through our ongoing commitment to challenge key assumptions and startup-style experimentation. Trust and innovation serve as the backbone to our overarching goal of alignment amongst investors, Operating Subsidiaries and their employees, Presidents and former owners.

Our Operations

Our Employees

As of September 30, 2025, Teamshares has over 85 employees consisting primarily of general and administrative and technical functions including finance, operations and technology.

Our Facilities

Teamshares’ headquarters are located in 214 Sullivan Street, 6B New York, NY 10012. Teamshares considers its current office space adequate for its current operations, particularly given our primarily distributed corporate operations. Teamshares’ headquarters is primarily used for senior management, finance, operations and information technology.

Government Regulation

We are subject to various local, state, federal and international laws and regulations, and it is our policy to comply with the applicable laws in each jurisdiction in which we conduct business. Regulations include but are not limited to those related to environment, competition, product safety, workplace health and safety, employment, labor and data privacy.

Legal Proceedings

From time to time, we may be involved in various legal proceedings arising from the ordinary course of business activities. We are not presently a party to any litigation the outcome of which we believe, if determined adversely to us, would individually or taken together have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF TEAMSHARES

The following discussion and analysis of Teamshares’ financial condition and results of operations should be read with Teamshares’ audited consolidated financial statements and notes thereto included elsewhere in this proxy statement/prospectus. Certain of the information contained in this discussion and analysis or set forth elsewhere in this proxy statement/prospectus, including information with respect to plans and strategy for its business, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section “Risk Factors,” Teamshares’ actual results could differ materially from the results described in or implied by the forward- looking statements contained in the following discussion and analysis. Refer to the section entitled “Risk Factors” to gain an understanding of the important factors that could cause actual results to differ materially from our forward-looking statements. For more information, see the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Unless otherwise indicated or the context otherwise requires, references in this section to the “Company,” “we,” “us,” “Teamshares,” or “our” refer to the business of Teamshares Inc.

Overview

Teamshares is a technology-enabled acquirer and operator of SMEs. Our acquisition criteria is primarily focused on companies for sale by retiring owners with approximately $0.5 million to $5.0 million of EBITDA. We leverage proprietary software to source and evaluate thousands of SME acquisition opportunities annually. The purchase multiples for our acquisitions typically range from 4x to 6x EBITDA and are partially funded with debt financing. The Company’s acquisition strategy intentionally targets a diversified mix of businesses across industries and geographies, which is intended to create more resilient financial performance across different economic conditions. Also, this reduces our exposure to inflation of purchase multiples in particular industries or geographies, which improves our ability to maintain disciplined acquisition economics.

The acquired companies are integrated onto the Teamshares platform, which includes, but is not limited to, proprietary software, financial products, support services, treasury management, strategic oversight, leadership placement and administration of an employee ownership program. The employee ownership program is designed to align long-term incentives between Teamshares and the employee owners at its Operating Subsidiaries. We derive revenue and generate cashflow from the financial performance of our subsidiaries, not from exit events. Therefore, our permanent ownership model is not dependent on multiple expansion, fund cycles or exit timing, and is designed to compound value through reinvestment of free cash flow. Excess free cash flow is systematically upstreamed to the platform and redeployed into new acquisitions and organic growth opportunities across our Operating Subsidiaries, which is expected to create a self-funding flywheel that compounds over time while continuing to diversify industry and geographic exposure.

We expect to continue to create operating leverage from our tech-enabled infrastructure. This dynamic is expected to result in the ability to increase earnings from Operating Subsidiaries at a rate in excess of corporate overhead. As we accumulate and analyze data from acquisitions and ongoing operations, we believe we will continue to refine our acquisition criteria, underwriting process, and ability to improve financial performance of existing Operating Subsidiaries. We believe our ability to deploy capital towards highly accretive acquisition opportunities, successfully transition and operate acquired companies, and scale overhead through our tech-enabled infrastructure will allow us to create significant value for our stakeholders.

Key Factors Affecting Our Business and Results of Operations

The growth and future success of our business depend on many factors. While each of these factors presents significant opportunities for our business, they also pose important challenges that we must successfully address in order to sustain our growth, improve our results of operations and achieve and maintain our long-term profitability.

Our ability to successfully complete acquisitions and impact on comparability

Acquisitions are a core driver of our business model and growth. Our ability to continue sourcing, closing and integrating acquisitions at scale meaningfully affects our results of operations. The pace at which we are able to complete acquisitions is impacted by our ability to both source and fund acquisitions. We source the majority of our transactions through a proprietary, technology-enabled platform that automates lead generation, initial screening, underwriting workflows and closing documentation. Our tech-enabled platform identifies targets that align with our underwriting criteria, including owner retirement, significant operating history, low owner dependency, established support staff, low transition risk to revenue, low capital intensity, limited technology disruption risk and financial results that can withstand rigorous diligence. We believe our reputation, permanent ownership approach and employee-ownership model differentiate us with retiring SME owners relative to alternative financial buyers, which supports pipeline quality and close rates.

Our capacity to complete acquisitions also depends on our access to capital and our cost of funds. We typically finance a significant portion of acquisitions with debt, which has increased our outstanding indebtedness over time and contributed to a historically higher cost of capital under existing credit facilities and other debt instruments. Beginning in 2023, we augmented our funding mix with seller notes, which generally carry more favorable terms than traditional third-party debt. Reducing our cost of capital going forward depends on our ability to refinance existing borrowings on more attractive terms, access more competitive debt markets, and continue to utilize seller notes. Macroeconomic conditions, including interest rates, credit availability and valuation environments, as well as any restrictive covenants in future debt instruments, may affect our acquisition pace and mix. We may also opportunistically raise equity to support acquisitions, working capital or platform investments, which could dilute existing stockholders. For additional information on our capital structure and related costs, see “Liquidity and Capital Resources.”

Under GAAP, the results of acquired companies are included in our consolidated financial statements from the acquisition date. As a result, the timing of acquisition closings can affect period-to-period comparability. Companies acquired late in a reporting period may contribute results for only a portion of that period and may be absent from the comparable prior-year period, which can limit comparability of revenue, gross profit, operating income and other metrics between periods. In addition, our strategy emphasizes building a diversified portfolio across industries, end markets and geographies. Newly acquired businesses may have revenue models, cost structures, working capital dynamics and seasonality profiles that differ from our existing operations. Shifts in the relative contribution of recently acquired companies, particularly those with financial characteristics that differ meaningfully from our existing base, may drive period-to-period fluctuations that reflect portfolio mix rather than organic changes in underlying performance.

Our ability to retain key personnel and recruit new leaders into our platform

Our ability to drive both organic and acquisition-led growth depends on attracting, developing and retaining high-caliber leaders and employee owners across our Operating Subsidiaries and ensuring a smooth transition of responsibilities from retiring owners. Continued performance is dependent on the successful placement of new presidents, whose cost is underwritten within our acquisition economics.

Talent continuity at the operating level is critical to maintaining customer relationships, process know-how, and day-to-day execution. To mitigate retention risk, we invest in structured onboarding and training and we use proprietary candidate matching tools to support leadership identification and matching. Our platform enables us to screen potential acquisitions against defined criteria, including low owner dependency and established support staff, while concurrently sourcing and assessing candidates whose operating profile aligns with each acquired business. Additionally, we apply lessons learned from our prior integrations to strengthen selection of presidents for acquired businesses, placement and oversight framework. These processes, together with compensation packages that include employee-ownership participation and performance-linked incentives, are designed to support development, reduce turnover and enhance employee engagement during and after transition.

Despite these measures, newly acquired companies may experience near-term variability in results during transition periods, including periods of former-owner transition or elevated hiring activity. Local labor availability, wage inflation, and the at-will nature of employment may increase turnover risk or hiring costs in certain geographies or sectors, and diligence limitations inherent to SMEs may increase variability in financial results during this transition period. Such transition-related costs and fluctuations may not be indicative of the acquired companies’ or our consolidated future performance and can affect period-to-period comparability. In addition, we face competition for qualified personnel, and our future success depends on our ability to recruit, train, retain, motivate and integrate presidents and other key employees in a competitive labor market. Adverse developments in any of these areas could lengthen leadership search or onboarding timelines, disrupt operations, and impact subsidiary performance and cash conversion rates during integration.

Our ability to scale our platform efficiently

Our success depends largely on our ability to expand our platform without proportionately increasing our corporate cost structure as we grow both organically and through acquisitions. Each new operating subsidiary adds earnings and data that feed our underwriting, pricing and integration playbooks, which helps inform future acquisition decisions and improves operational effectiveness across the network. As we standardize operations across a larger base of Operating Subsidiaries, we can leverage shared services, centralized procurement, treasury and cash management, common financial controls and reporting, and software-enabled workflows to capture economies of scale and lower unit costs. However, these expected synergies are not factored into our underwriting assumptions nor are they required to achieve an attractive return profile.

We rely on proprietary software and technology to support scalable growth. Our systems help standardize core processes, accelerate onboarding, and provide management with real time insights across our portfolio that improves resource allocation and performance management. As the platform grows, careful prioritization of platform investments, disciplined cost control and continuous improvement of our operating system are critical to maintaining operating leverage in selling, general and administrative expenses while sustaining service levels across the network.

We expect that continued investment in our technology platform, shared services and operating playbooks will increase automation, reduce unit costs and improve selling, general and administrative (“SG&A”) leverage as revenue scales.

Our ability to balance third-party debt and seller notes to optimize cost of capital

Our acquisition cadence and cash flow compounding depend on access to debt at sustainable terms and our ability to lower our overall cost of funds over time. A meaningful portion of our historical indebtedness carries elevated fixed rates plus SOFR, including legacy facilities that were designed to fund programmatic acquisitions at earlier stages of scale. We are pursuing opportunities to refinance these borrowings on improved terms and expect that progress on refinancing, together with the deployment of equity proceeds from the business combination into accretive acquisitions, will strengthen our credit profile, reduce cash interest, and increase capacity to reinvest operating cash flows. We also continue to expand the use of seller notes with fixed rates generally in the mid-single to high-single digits and maturities that align with subsidiary cash generation, which can lower the blended cost of capital and reduce near-term cash interest outlays.

We believe that refinancing legacy facilities at lower rates, maintaining disciplined leverage at subsidiaries, and continuing to diversify funding across instruments will be meaningful drivers of future results by lowering interest burden, enhancing liquidity, and supporting a consistent, repeatable acquisition program.

Seasonality and Impact on Comparability

Our consolidated results are subject to seasonal patterns and other periodic variability arising from the diversified nature of our subsidiaries across industries and geographies. Drivers of seasonality vary by business and may include weather and climate conditions, customer spending patterns, project and maintenance schedules, academic calendars, government fiscal cycles, and holiday timing. These dynamics can lead to sequential and year-over-year fluctuations in revenue, margins and cash flows that are not necessarily indicative of long-term trends. In addition, certain subsidiaries maintain inventories or advance purchase commitments to support peak seasonal demand; building inventory ahead of such periods or drawing down inventory thereafter can impact interim gross margins and operating cash flows.

Period-to-period comparability is further affected by the cadence of our acquisitions. We acquire companies throughout the year, and, as a result, the contribution of a newly acquired subsidiary may reflect only a portion of its typical seasonal cycle, depending on the acquisition date. In addition, the mix of acquisitions closed in a period, by end market, geography and customer type, can shift our overall seasonal profile. Because our model contemplates rapid and programmatic acquisitions, periods that include peak or off-peak months for recently acquired businesses may not be comparable to prior periods that included only a partial seasonal contribution or a different mix of seasonal activity.

Taken together, these factors mean that our quarterly and even annual results may reflect a combination of underlying seasonal dynamics, acquisition timing, and mix effects across our subsidiaries. Accordingly, fluctuations in our consolidated revenue, profitability and cash flows between periods may occur for reasons other than changes in the fundamental performance of our businesses, and investors should avoid drawing conclusions about underlying trends based solely on short-term movements in our reported results. We believe the breadth of our portfolio and the permanent, long-term ownership model of our platform help moderate, but do not eliminate, seasonality and timing effects at the consolidated level.

Components of Operations

Revenue

Our revenue consists of both product sales and service revenue from our Operating Subsidiaries. Our Operating Subsidiaries operate across a broad range of industries and revenues are generated from a diverse mix of product and service offerings. In addition, our Operating Subsidiaries are located in numerous geographies primarily across the United States. This geographic and industry diversity reduces reliance on any particular customer segment, economic cycle, or local market and is expected to result in a more stable and resilient consolidated revenue profile. Future acquisitions are expected to continue to expand the industry and geographic diversity of our revenue streams. See “Critical Accounting Estimates - Revenue Recognition” below for a more detailed discussion of our revenue recognition policy.

Cost of Revenue

Cost of revenue includes the direct cost of products and services sold. The direct cost of products sold primarily includes purchase cost of inventory paid to manufacturers and suppliers for inventory and raw materials, adjusted for supplier rebates, personnel costs for employees that directly contribute to the production of goods, packaging materials and shipping costs and depreciation of assets associated with the distribution and delivery of products. Amounts billed to customers for shipping and handling are recorded in revenue, with the related shipping and handling costs recognized in cost of revenue. The direct cost of services sold primarily includes personnel cost for employees that directly contribute to the execution of services being sold. The personnel costs included in cost of revenue includes salaries, wages, benefits and contractor fees.

We expect cost of revenue to increase in future periods as we continue to grow through acquisitions of new businesses. However, the Company’s gross margins may not change proportionally with increases in cost of revenue, as the mix of acquired businesses can differ from the Company’s historical operations. Acquisitions may include businesses with higher or lower gross margins, which could result in changes to overall consolidated gross margin percentages. Consequently, future gross margins may fluctuate based on the types of businesses acquired and the relative contribution of their revenues and costs to total operations.

Depreciation

Depreciation expense is computed using the straight-line method over the estimated useful life of the related asset. Depreciation expense includes amounts related to vehicles, computers, machinery, and equipment, furniture and fixtures, third-party software, buildings and leasehold improvements used in the Company’s operations.

Amortization

Amortization expense is computed using the straight-line method over the estimated useful life of the related asset. We amortize definite-lived intangible assets, including trade names and internally developed software. Amortization expense also includes the impairment of definite-lived intangibles.

See Note 2, “Summary of Significant Accounting Policies—Goodwill and Intangible Assets” to our audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus for further discussion of amortization expense.

Selling, General and Administrative Expenses

SG&A expenses includes personnel costs for employees that support corporate initiatives, and for employees at our Operating Subsidiaries that are involved in selling and marketing functions, management, accounting, administration and human resources. The personnel costs included in selling, general and administrative expenses includes salaries, wages, benefits and contractor fees. Selling, general and administrative expenses also includes rent, professional service fees, stock compensation, advertising and marketing costs, and allocated overhead.

We have taken actions to reduce headcount in 2025 and 2024; therefore, the current corporate headcount level is below the average for 2025 and 2024. Furthermore, there was $[ ] million and $2.6 million of severance included in SG&A expenses related to these reduction actions for the years ended December 31, 2025 and 2024, respectively. Excluding the impact of other factors, the reductions in corporate headcount would result in decreases in SG&A expenses compared to recent historical periods. However, we expect SG&A expenses to increase in the near term due to increased compliance and reporting costs associated with being a public company, including increased legal, accounting, compliance and investor relations related costs. In connection with the proposed business combination, we expect to incur nonrecurring transaction and advisory costs that will be recognized in SG&A and may increase near-term period-over-period volatility. Additionally, we expect SG&A expenses to increase in the foreseeable future due to additional personnel and operational costs from newly acquired businesses as the Company continues its growth through acquisitions. However, we expect the incremental earnings from acquisitions and organic growth to materially exceed the increases in corporate overhead.

Goodwill Impairment

Goodwill impairment is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. Goodwill impairment primarily relates to persistent declines in the financial performance of certain Operating Subsidiaries.

See “Critical Accounting Estimates—Goodwill Impairment” below for a more detailed discussion of our goodwill impairment policy.

Interest Expense, Net

Interest expense, net consists primarily of interest expense related to our long term debt as well as interest income related to our cash and cash equivalents. This includes both cash-based interest expense and income, as well as non-cash interest expense such as PIK Interest, amortization discounts of seller notes, and the amortization of deferred debt issuance costs. Historically, our interest expense primarily related to borrowings under the i80 Facility and Sound Point facility. These instruments have elevated interest rates compared to recently issued single company term loans and seller notes, and we are in the process of attempting to refinance the i80 Facility and Sound Point Facility. We expect the refinanced debt instrument to have a lower interest rate than these historical credit facilities given the anticipated improvement in our credit profile since issuance as well as the positive impact on our credit profile as a result of the equity proceeds from the Business Combination.

Income Tax Expense

The Company is subject to U.S. federal and state income taxes and files its tax returns on a consolidated basis. Income tax expense consists of current and deferred components, reflecting taxes payable or refundable for the current year and the expected future tax effects of temporary differences between the financial statement and tax bases of assets and liabilities. We aggregate certain tax attributes when calculating consolidated taxable income for federal and state purposes. The Company’s primary current tax exposure relates to state income taxes, which are recorded as a component of current income tax expense.

We currently have significant net operating loss (“NOL”) carryforwards, which are reflected in deferred tax assets. The realizability of these deferred tax assets is evaluated periodically and is dependent on the generation of future taxable income. Management establishes valuation allowances as necessary to reduce deferred tax assets to the amounts expected to be realized. The Company and its accountants are in the process of evaluating the extent to which any such NOLs may be available to the Company to offset tax liabilities after the Closing; as of the date hereof, this analysis is going.

Segment Performance

The Company has two reportable segments: Small Business Acquisitions and Real Estate. Segment EBITDA is our chief operating decision maker’s primary measure of segment performance. The aggregate of Segment EBITDA is referred to as Operating EBITDA, which represents earnings from our Operating Subsidiaries and excludes platform-level corporate expenses. This only includes post-acquisition results and excludes certain non-cash expenses such as depreciation, amortization, goodwill impairment, share-based compensation and gains/(losses) from disposition of assets. Segment Revenues and Segment EBITDA include the impact of intercompany transactions that are eliminated in consolidation See further information regarding the Company’s segment reporting and other reportable revenue, within the Notes to our Consolidated Financial Statements. The tables below summarize the revenue and Segment EBITDA for each of our reportable segments and in the aggregate:

Segment Revenues

	For the year ended December 31,
(in thousands, except for percentages)	2025	2024	$ Change	% Change
Small Businesses Acquisitions	$	$398,641
Real Estate		2,759
Other[1]		6,604

Total	$	$408,004

1.	“Other” comprises revenues not attributable to our reportable segments and is presented for reconciliation purposes only; it does not constitute a separate reportable segment.

Segment and Operating EBITDA

	For the year ended December 31,
(in thousands, except for percentages)	2025	2024	$ Change	% Change
Small Businesses Acquisitions	$	$19,399
Real Estate		2,742
Other		212

Operating EBITDA	$	$22,353

Results of Operations

The following table sets forth our consolidated results of operations of Teamshares Inc. and its subsidiaries for the periods presented. All intercompany balances and transactions have been eliminated in consolidation.

	For the year ended December 31,
(in thousands, except for percentages)	2025	2024	$ Change	% Change
Revenue	$	$398,641	$	$
Cost of Revenue		259,321

Gross Profit		139,320
Operating Expenses (Income)
Depreciation		3,747
Amortization		5,635
Selling, General, and Administrative Expenses		167,632
Goodwill Impairment		15,645
Loss (Gain) on Disposition of Assets		2,661

Total Operating Expenses		195,321
Loss from Operations		(56,001)
Non-Operating Expenses (Income)
Interest Expense, Net		27,766
Change in Fair Value of Warrant Liability		(702)
Change in Fair Value of Contingent Consideration		91
Other Non-Operating Income		(199)

Total Non-Operating Expenses		26,955
Loss Before Income Taxes		(82,957)
Income Tax Expense		890

Net Loss	$	$(83,846)	$	$
Net Loss Attributable to Noncontrolling Interests		(549)

Net Loss Attributable to Teamshares Inc.	$	$(83,297)	$	$

Revenue

Total revenue increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $398.6 million for the year ended December 31, 2024. The increase in revenue is primarily attributable to [   ].

Cost of Revenue

Total Cost of revenue increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $259.3 million for the year ended December 31, 2024. The increase in Cost of revenue is primarily attributable to [   ].

Operating Expenses

Total operating expenses increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $195.3 million for the year ended December 31, 2024. Total operating expenses includes depreciation, amortization, selling, general and administrative expenses, goodwill impairment and Loss (gain) on disposition of assets.

Selling, general and administrative expenses increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $167.6 million for the year ended December 31, 2024. The increase in selling, general and administrative expenses is primarily attributable to [   ].

Goodwill impairment [increased/decreased] $[   ] million to $[   ] million for the year ended December 31, 2025 from $15.6 million for the year ended December 31, 2024. The [increase/decrease] in goodwill impairment is primarily attributable to [   ].

Non-Operating Expenses (Income)

Total non-operating expenses increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $27.0 million for the year ended December 31, 2024. Non-operating expenses include interest expense, net, change in fair value of warrant liability, change in fair value of contingent consideration and other non-operating income.

Interest expense, net increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $27.8 million for the year ended December 31, 2024. The increase in interest expense, net is primarily attributable to [   ].

Change in fair value of warrant liability [increased/decreased] $[   ] million to $[   ] million [loss/gain] for the year ended December 31, 2025 from $0.7 million gain for the year ended December 31, 2024. The [increase/decrease] in change in fair value of warrant liability is primarily attributable to [   ].

Other non-operating income increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $0.2 million for the year ended December 31, 2024. The increase in other non-operating income is primarily attributable to [   ].

Income Tax Expense

Income tax expense increased $[   ] million to $[   ] million for the year ended December 31, 2025 from $0.9 million for the year ended December 31, 2024. The increase in income tax expense is primarily attributable to [   ].

Non-GAAP Financial Measures

This proxy statement/prospectus includes certain financial measures that are not prepared in accordance with GAAP. We present these non-GAAP financial measures because we believe they provide useful supplemental information for investors to evaluate our performance in the same manner as management, to facilitate period-to-period comparisons of our core operating results and to better understand underlying trends in our business. However, these non-GAAP financial measures have limitations as analytical tools and should not be considered in isolation, as substitutes for, or superior to, the most directly comparable GAAP measures. In particular, these measures exclude significant expenses and income that are required by GAAP to be recorded in our financial statements, and other companies may define or calculate similarly titled non-GAAP measures differently, which may reduce their usefulness as comparative measures.

Management uses the non-GAAP financial measures described below, together with the most directly comparable GAAP financial measures, to evaluate operating performance, establish budgets, develop short- and long-term operating plans and assess our liquidity profile. We believe these measures are helpful to investors because they provide additional perspective on the performance of our operations and the cash generation characteristics of our business, both on a reported and pro forma basis. Nevertheless, these measures have inherent limitations, including that they may exclude expenses that recur over time and may be important to understanding our GAAP results. Accordingly, you should review these measures together with our GAAP results.

	For the year ended December 31,
	2025	2024
Net Loss	$	$(83,846)
Adjusted EBITDA	$	$(21,076)
Pro Forma Adjusted EBITDA	$	$(17,101)
Pro Forma Operating EBITDA	$	$26,328
Net Cash Used in Operating Activities	$	$(42,414)
Unlevered Adjusted Free Cash Flow	$	$(29,650)
Levered Adjusted Free Cash Flow	$	$(57,416)

We use Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Operating EBITDA, Unlevered Adjusted Free Cash Flow, and Levered Adjusted Free Cash Flow as described below, to facilitate analysis of our financial and business trends and for internal planning and forecasting purposes.

Adjusted EBITDA

Adjusted EBITDA represents our consolidated results for the post-acquisition period and is calculated as net income (loss) adjusted to exclude (i) interest expense, net, (ii) income tax expense (benefit), (iii) depreciation and amortization and (iv) certain non-cash items and other amounts that we do not consider indicative of our core operating performance, including share-based compensation, gains or losses on disposition of assets, impairment expense and changes in fair value of financial instruments. We believe Adjusted EBITDA is useful in evaluating our ability to generate earnings from our operating base and to compare our performance across periods, particularly where non-cash expenses and other items may vary in timing and amount. This measure has historically been utilized both internally and externally to assess liquidity, reinvestment capacity, and shareholder returns.

Pro Forma Adjusted EBITDA and Pro Forma Operating EBITDA

Pro Forma Adjusted EBITDA represents Adjusted EBITDA plus the pre-acquisition results for businesses acquired during the relevant period, as if such businesses had been owned for the entirety of the period presented.

Pro Forma Operating EBITDA represents Operating EBITDA plus the pre-acquisition results for businesses acquired during the relevant period, as if such businesses had been owned for the entirety of the period presented. Operating EBITDA represents our primary measure for segment reporting purposes, see further information regarding this measure within the “Segment Performance” section of MD&A. The adjustments related to pre-acquisition results of recently acquired companies that are used to derive this measure are consistent with Pro Forma Adjusted EBITDA. This measure of segment performance is the primary measure utilized by our chief operating decision maker to evaluate financial results.

The pre-acquisition results reflect pro forma financial information prepared in accordance with ASC 805 and presented in the notes to our consolidated financial statements, adjusted to conform to the requirements of Article 11 of Regulation S-X, including the application of appropriate transaction accounting adjustments Teamshares management estimates are derived from. The pre-acquisition results included in Pro Forma Adjusted EBITDA and Pro Forma Operating EBITDA are sourced from the historical financial statements of the acquired businesses, adjusted to conform to GAAP. For each acquired business, we identify the applicable pre-acquisition period(s) within the fiscal year presented and extract the relevant EBITDA (or net income with reconciling adjustments) for those pre-acquisition periods. For each acquisition closed during the period, we include the portion of the fiscal year prior to the acquisition date such that, when combined with the post-acquisition period included in our consolidated results, the acquired business is reflected as if owned for the full fiscal year. For example, for a business acquired on September 1, we include pre-acquisition results for January 1 through August 31 of the applicable year.

The target’s historical financial results are subject to our pre-acquisition financial due diligence procedures, which includes an assessment of their accounting policies and practices. Additionally, thorough financial and legal diligence is performed over the historical financial results, including a quality of earnings assessment and substantive testing of transactions within the general ledger. To ensure consistency and comparability, we apply only factually supportable, policy-conforming adjustments to pre-acquisition results in order to comply with GAAP, including:

•

Conforming classification adjustments to align with our presentation (for example, recalculating and reclassifying depreciation and amortization to match our financial statement line items and EBITDA definition).

•

Removal of owner-specific, non-recurring compensation and related-party expenses that do not continue post-acquisition and for which we assume or implement arm’s-length market terms. The cost structure is then burdened with expected costs related to the placement of a president to replace the retiring owner.

•	Elimination of non-recurring transaction costs directly related to the acquisition.

•

Standardization of accounting policies where objectively determinable and factually supportable (for example, capitalization thresholds for property and equipment, classification of repairs and maintenance). We do not adjust pre-acquisition results for expected synergies, integration initiatives, or other hypothetical or forward-looking benefits.

Our primary debt agreements define EBITDA-based covenant measures using the same definitions and adjustments as the non-GAAP measures presented herein. As a result, the Pro Forma Adjusted EBITDA we present is defined consistently with the EBITDA measure used for covenant compliance under our credit agreements. We are also including this disclosure to enable public investors to understand and assess our compliance with those covenants. We may, from time to time, disclose covenant calculations as required by our agreements; such disclosures are provided for compliance assessment and transparency. In addition, including pre-acquisition results improves the alignment between income statement activity and the balance sheet, as the balance sheet fully reflects the impact of acquisition accounting while the income statement would otherwise present only a partial period of post-acquisition results. Therefore, key financial metrics such as leverage ratios would be distorted without this adjustment. Furthermore, we believe Pro Forma Adjusted EBITDA enhances consistency and comparability across periods and provides a more representative view of the consolidated entity’s future earnings potential.

Unlevered Adjusted Free Cash Flow

Unlevered Adjusted Free Cash Flow represents net cash used in operating activities, excluding changes in net working capital and interest expense, net, and less capital expenditures. We exclude changes in net working capital from this measure due to variability in the timing of receipts and payments, seasonal trends and other short-term factors that we believe are not indicative of the long-term cash-generating capacity of the business. We believe Unlevered Adjusted Free Cash Flow provides useful information to investors and management in understanding the cash available to service obligations across the capital structure and to fund growth investments, and is important given potential changes in capital structure as a result of the deSPAC transaction.

Levered Adjusted Free Cash Flow

Levered Adjusted Free Cash Flow represents Unlevered Adjusted Free Cash Flow less cash interest expense. We believe Levered Adjusted Free Cash Flow is useful in assessing our ability to reinvest in the business, pursue strategic transactions and return capital to investors after meeting our debt service requirements.

Limitations of Non-GAAP Measures and Reconciliations to GAAP

Our non-GAAP financial measures have important limitations and are not intended to be considered in isolation or as a substitute for the most directly comparable GAAP measures. These measures exclude significant expenses and income that are required by GAAP to be reflected in our financial statements and, as a result, may not fully capture the costs of operating our business or the timing of related cash flows. The adjustments we make to arrive at these measures may vary from period to period and involve judgment, which reduces comparability over time and to similarly titled measures presented by other companies. In addition, certain measures, including our free cash flow metrics, omit working capital movements and other cash requirements such as capital expenditures and debt service (except that Levered Adjusted Free Cash Flow reflects cash interest), which are necessary uses of cash. Because of these and other limitations, you should consider our non-GAAP financial measures only in conjunction with, and not as superior to, our GAAP results and the reconciliations presented below.

For all periods presented, the most directly comparable GAAP measure to Adjusted EBITDA and Pro Forma Adjusted EBITDA is net income (loss). The most directly comparable GAAP measure to Pro Forma Operating EBITDA is Operating EBITDA. The most directly comparable GAAP measure to Unlevered Adjusted Free Cash Flow and Levered Adjusted Free Cash Flow is net cash provided by (used in) operating activities. Reconciliations of each non-GAAP measure to the most directly comparable GAAP measure are presented in the tables immediately following this discussion.

The following table sets forth a reconciliation of net income (loss), the most comparable GAAP measure, to Adjusted EBITDA, Pro Forma Adjusted EBITDA, Pro Forma Operating EBITDA, Unlevered Adjusted Free Cash Flow and Levered Adjusted Free Cash Flow:

	For the year ended December 31,
	2025	2024
Net Loss	$	$(83,846)
Interest Expense, Net		27,766
Income Tax Expense /(Benefit)		890
Depreciation¹		5,670
Amortization		5,635
Goodwill Impairment		15,645
Share-Based Compensation		5,114
Non-Cash Gains/Losses[2]		2,050

Adjusted EBITDA	$	$(21,076)
Pro Forma EBITDA for Acquisitions[3]		3,975

Pro Forma Adjusted EBITDA	$	$(17,101)
Operating EBITDA[4]	$	$22,353
Pro Forma EBITDA for Acquisitions[3]		3,975

Pro Forma Operating EBITDA	$	$26,328

1.

Includes $1.9 million of depreciation expense recognized in cost of revenue, including $1.7 million of depreciation expense related to property, plant and equipment and $0.3 million of depreciation expense related to leases.

2.

Non-Cash Gains and Losses includes Loss/(Gain) on Disposition of Assets, Change in Fair Value of Warrant Liability, and Change in Fair Value of Contingent Consideration. These adjustments were combined into a single line item within the reconciliation due to materiality.

3.

Pro Forma EBITDA for Acquisitions represents the pre-acquisition results of Operating Subsidiaries acquired prior to the end of the respective periods. The amounts were derived from the pro forma financial results prepared in accordance with ASC 805 and presented within the “Business Combinations” note to the Company’s Consolidated Financial Statements. The adjustments and presentation conform to the requirements of Article 11 of Regulation S-X, including the application of appropriate transaction accounting adjustments.

4.

Operating EBITDA is derived from the “Segment Reporting” note to the Company’s Consolidated Financial Statements. See further information on this measure within the “Segment Performance” section of MD&A.

	For the year ended December 31,
	2025	2024
Net Cash Used in Operating Activities	$	$(42,414)
Interest Expense, Net		27,766
Changes in Working Capital¹		(8,047)
Capital Expenditures		(3,546)
Additions to Internally Developed Software		(3,409)

Unlevered Adjusted Free Cash Flow	$	$(29,650)
Interest Expense, Net		(27,766)

Levered Adjusted Free Cash Flow	$	$(57,416)

1.	Changes in working capital reflect changes in operating assets and liabilities, net of acquisitions

Liquidity and Capital Resources

Teamshares evaluates its liquidity and capital resources in terms of its ability to meet the cash requirements of its operations, including working capital needs, capital expenditures, debt service, acquisitions, and other contractual commitments, through cash flows from operations and other sources of financing. The Company’s business model was established with the expectation that substantial upfront investment and initially elevated interest costs would be necessary to build the infrastructure required to source, transition, and operate small businesses at scale. As a result, Teamshares has incurred cumulative net losses under GAAP as corporate-level expenses have historically exceeded earnings generated by its Operating Subsidiaries. As of December 31, 2024, we had $48.6 million of cash and cash equivalents and $27.0 million of restricted cash, including $22.7 million related to debt agreements ($9.3 million in debt service reserve accounts and $13.4 million in collection accounts) and $4.2 million related to self-insurance programs. Amounts in collection accounts in excess of current debt servicing needs are available for distribution to Teamshares.

Historically, Teamshares has funded its acquisition program through a combination of debt and equity financing. The debt financing included the following:

•

Credit Facilities—The Company’s historical debt financing has primarily consisted of diversified credit facilities including the i80 Facility and the Sound Point Facility. The i80 facility provides debt financing based on the lower of (i) up to 95% of the Company’s investment in acquired businesses or (ii) 3.5x EBITDA of pledged businesses plus unrestricted cash, subject to eligibility criteria. The Sound Point facility provides debt financing based on the lesser of (i) 2.5x EBITDA of pledged businesses plus unrestricted cash or (ii) the purchase price of pledged businesses plus unrestricted cash. The credit facilities do not require principal payments prior to maturity, except that the i80 Facility requires the loans outstanding under that facility to be repaid prior to maturity if, for a period of three consecutive months, (i) the weighted average EBITDA yield of the pledged portfolio is less than 18% or (ii) the weighted average free cash flow yield is less than 15%. Additionally, each credit facility permits indebtedness related to seller notes issued at the parent level. As of December 31, 2025 and 2024, the outstanding principal amounts outstanding under the i80 Facility were $    and $153.4 million, respectively and under the Sound Point Facility were $    and $3.8 million, respectively.

•

Term Loans—The Company entered into single company term loans to finance certain acquisitions in 2025. The advance rate on acquisitions range from 35% to 50% with maturities of 5 years. As of December 31, 2025, the principal amount of term loans outstanding was $   . There were no term loans outstanding as of December 31, 2024.

•

Seller Notes—The Company primarily began utilizing seller notes in 2023. The seller notes are issued at the parent level of Teamshares Inc. and supplement the debt financing for acquisitions from credit facilities and term loans. The advance rate on acquisitions range from 9% to 54% and maturities range from 3 to 5 years. The seller notes do not require principal payments prior to maturity. As of December 31, 2025 and 2024, the principal amounts outstanding under seller notes were $    million and $8.7 million, respectively.

The Company is actively pursuing opportunities to refinance the i80 Facility and Sound Point Facility; however, any such refinancing would depend on market conditions and prospective lender perspectives on the creditworthiness of the Company. As a result, there can be no assurance that the Company will be able to obtain such financing on acceptable terms, or at all. The terms of any such refinancing could change our interest rate exposure and related sensitivity. Subject to these uncertainties, successful execution of the refinancing strategy is expected to enhance the Company’s overall liquidity profile, reduce financing costs, and strengthen its capacity to fund ongoing operations and strategic expansion initiatives.

On November 14, 2025, we entered into the Merger Agreement with Live Oak. We expect the cash proceeds resulting from the Business Combination and deployment of those proceeds into accretive acquisitions of small businesses will strengthen the Company’s credit profile and improve its ability to obtain debt financing on attractive terms. The Business Combination is subject to certain approvals, regulatory review and other customary conditions, and the amount and timing of any cash available to the combined company upon closing are uncertain; accordingly, there can be no assurance regarding the proceeds or their use.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	For the year ended December 31,
(in thousands)	2025	2024
Net Cash Used in Operating Activities	$	$(42,414)
Net Cash Used in Investing Activities		(43,956)
Net Cash Provided by Financing Activities		88,276

Operating Activities

For the year ended December 31, 2025, net cash used in operating activities [increased/decreased] by $    million compared to the year ended December 31, 2024. The [increase/decrease] in cash used in operating activities was primarily due to     .

Investing Activities

For the year ended December 31, 2025, net cash used in investing activities [increased/decreased] by $    million as compared to the year ended December 31, 2024. The [increase/decrease] in cash used in investing activities was due to

Financing Activities

For the year ended December 31, 2025, net cash provided by financing activities [increased/decreased] by $    million as compared to the year ended December 31, 2024. The [increase/decrease] in cash provided by financing activities was primarily due to

Borrowings and Equity Issuances (Indebtedness)

i80 Facility. The Company maintains a senior secured credit facility with i80 Group providing $150 million of total commitments, all of which was fully drawn as of December 31, 2025 and 2024 resulting in no remaining borrowing availability. Additionally, there is $3.4 million of additional principal as a result of PIK interest as of December 31, 2024. Borrowings are secured by the assets and equity of the Company’s pledged Operating Subsidiaries. The facility requires a debt service reserve account, which held $8.6 million as of December 31, 2024. Outstanding amounts bear interest at the lesser of SOFR plus 11% or 16%, with any excess accruing as PIK. The weighted-average interest rate was 16.1% for 2024. The i80 Facility matures December 5, 2026.

Covenants include maintaining minimum unrestricted and unencumbered cash of $5 million (inclusive of 50% of the debt service reserve account) and meeting minimum EBITDA and free cash flow yield thresholds for pledged businesses as well as a maximum leverage ratio. As of December 31, 2024, the Company was in compliance with all covenants, with unrestricted corporate cash of $30.3 million compared to the minimum requirement, a Portfolio Weighted Average EBITDA Yield of 22.2% compared to the required 18%, and a Portfolio Weighted Average Free Cash Flow Yield of 22.0% compared to the required 15%.

Sound Point Facility. In December 2023, the Company entered into the Sound Point Facility, a senior secured term-loan facility with $12.5 million of commitments. As of December 31, 2025 and 2024, the Company

had $    million and $3.8 million outstanding under the Sound Point Facility, respectively. The draw termination date under the Sound Point facility occurred in June 2025 and no further extensions of credit are permitted after this point in time. The facility requires restricted cash equal to 12.5% of outstanding borrowings, which totaled $0.5 million at year-end 2024. The facility has restrictions on debt incurrence, minimum EBITDA yield for the pledged businesses of 27.7% and a minimum free cash flow yield of 20% and for the seller notes not to exceed 60% of the loan commitment under this facility.

Borrowings bear interest at one-month SOFR plus 9% until December 21, 2026 and plus 1% thereafter, with interest above 11% payable in cash or PIK. The weighted-average rate on outstanding borrowings was 14.1% for 2024. The Sound Point Facility matures in 2028. The Company was in compliance with all covenants as of December 31, 2024.

Seller Notes. In connection with certain acquisitions, the Company issues unsecured seller notes, which bear fixed interest between 5% and 8% and mature between 2025 and 2030. As of December 31, 2025 and 2024, the Company had seller notes with principal amounts outstanding of $    million and $8.7 million, respectively.

Other Debt Financing. Teamshares’ subsidiaries also maintain several term loans with regional banks that bear interest at market-based rates ranging from 6 to 9% and contain customary financial and liquidity covenants. These borrowings are described in further detail in the audited financial statements. As of December 31, 2025 the Company had $    million principal outstanding related to these instruments. There were no term loans outstanding as of December 31, 2024.

During 2025, Teamshares Dependable Capital LLC, a wholly owned subsidiary of Teamshares Inc., entered into loan agreements providing net proceeds of $11.5 million and resulting in the issuance of 15,558 warrants with a strike price consistent with the Series E preferred share issuance. The loans bear interest at 12% in cash plus 6% PIK, mature on June 30, 2027, may be prepaid subject to a 3% fee, and include $3.3 million funded by affiliated counterparties.

Certain real estate holding subsidiaries of Teamshares entered into a loan agreement under which $17.7 million was outstanding as of December 31, 2024. The loans accrue interest at 7.6% per annum, are interest-only through July 2025, and mature on July 6, 2028. The Company sold certain of its real estate holdings in August 2025 and repaid the loan agreement in full.

Contractual Obligations and Other Commitments

The table below summarizes the maturity profile of the Company’s contractual obligations and commitments as of December 31, 2025.

(in thousands)	Total	Less than 1 year	1 to 3 years	4 to 5 years	> 5 years
Long-term debt obligations	$	$	$	$	$
Capital (finance) leases
Operating leases
Other long-term liabilities¹

Total	$	$	$	$	$

1.	Other long-term liabilities include:

•	Redeemable Non-controlling Interest

Certain former owners who retained approximately 10% equity interests in connection with historical acquisitions, hold put options that permit them to require Teamshares to repurchase their remaining interests in the applicable subsidiaries. Teamshares discontinued the inclusion of rollover equity as part of purchase consideration for acquisitions during 2023; therefore, the impact of rollover equity on our contractual obligations and commitments is expected to decrease in future periods as we continue to repurchase these shares. During 2024, Teamshares repurchased interests from these holders for $2.3 million under such arrangements. Put options with an aggregate redemption value of $2.7 million become exercisable in 2025 and thereafter.

•	Earnouts and Contingent Considerations

The Company has contingent consideration liabilities related to earnout agreements in certain of its business acquisitions. The terms of the earnout agreements vary but typically consist of a payout equal to a future percentage of a financial metric (i.e., revenue, gross profit) for a determined period of time. As of December 31, 2025 and 2024, respectively, the fair value of the contingent consideration liability related to the earnout agreements was $   million and $3.7 million.

•	Other Contractual Payments

See Note 9, “Debt” and Note 11, “Leases” to the audited annual consolidated financial statements included elsewhere in this proxy statement/prospectus for additional information on other contractual payments. Teamshares does not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates

Our consolidated financial statements have been prepared in accordance with GAAP, which requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses as of and during the reporting period, respectively. Our estimates are based on historical experience, current conditions, and various other assumptions that we believe to be reasonable under the circumstances. We evaluate our critical estimates and assumptions on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. This discussion is provided to supplement the descriptions of our accounting policies contained in Note 2, “Summary of Significant Accounting Policies” to our audited consolidated financial statements, included elsewhere in this proxy statement/prospectus.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting described in ASC Topic 805, Business Combinations. In accordance with GAAP, the results of the acquisitions we have completed are reflected in our consolidated financial statements from the date of acquisition forward.

We allocate the purchase consideration paid to acquire the business to the assets and liabilities acquired based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill. Fair value estimates are based on available historical information and assumptions deemed reasonable by management, but are inherently uncertain and, as a result, actual results may differ from estimates. Significant judgment is required to estimate the fair value of intangible assets and in assigning their respective useful lives. Intangible assets acquired in business combinations primarily consist of trade names. The acquired target company’s trade name represents its portfolio of marketing intangible assets. The Company values trade name intangibles using a benchmarking method. Acquired trade names are amortized over a 10 year useful life using the straight-line amortization method.

In certain acquisitions, consideration includes seller notes and/or contingent consideration in the form of earnout arrangements. The fair value of the seller notes and earnouts are calculated at acquisition date and included in the total purchase price. The fair value of seller notes is considered Level 3 in the fair value hierarchy due to pricing inputs that are less observable in the marketplace combined with management judgment required for the assumptions underlying the calculation of value. The interest rate on seller notes is generally considered to be below-market, and therefore the fair value of seller notes is generally less than the face amount. Management estimates the fair value of the seller notes using a discounted cash flow analysis which includes both company specific factors and market based data.

In general, the earnout arrangements require the Company to make payments to the former owner based on the performance of the business (typically related to a percentage of revenue or gross profit) for a specific period of time subsequent to the acquisition. The fair value of the earnouts is measured at acquisition date and remeasured each reporting period and is classified as Level 3 within the fair value hierarchy due to the significant judgment required in determining the inputs. Management estimates the fair value of the earnouts using a Monte Carlo simulation model. The Monte Carlo simulation model uses inputs and assumptions to measure the fair value of the contingent consideration that includes metric volatility, risk-free rate, metric discount rate, and Teamshares’ discount rate. Because the calculation relies on management’s judgment and forward-looking estimates, the valuation of contingent consideration involves inherent uncertainty and can impact the Company’s results of operations and financial position.

Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

Revenue Recognition

The Company recognizes revenue as it transfers control of products and services to its customers in an amount reflecting the total consideration it expects to receive from the customers. The Company recognizes revenue from product sales at the time control transfers to the customer, which is generally at the point of sale.

The Company generally recognizes revenue from the sale of services as the services are performed over time. The right to invoice practical expedient is utilized when the Company’s right to consideration corresponds directly with the value transferred to the customer. The Company is not required to estimate variable consideration when the right to invoice practical expedient is utilized. When the practical expedient is not available, revenue is recognized over time using a measure of progress that accurately depicts the Company’s performance in transferring control of the promised goods or services, generally with a cost-to-cost input method.

Leases

We determine if an arrangement is a lease at inception for arrangements with an initial term of more than 12 months and classify it as either a finance or operating lease. A right of use (“ROU”) asset and lease liability is recorded based on the present value of the Company’s estimated future minimum lease payments over the lease term. Lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. These judgments may produce materially different amounts of depreciation, amortization, and rent expense than would be reported if different assumed lease terms were used. If a lease does not provide enough information to determine the implicit interest rate in the agreements, the Company uses its incremental borrowing rate in calculating the lease liability. The incremental borrowing rate is estimated using the borrowing rate on the Company’s debt instruments and movements in the average spread on comparable publicly traded corporate debt.

Goodwill Impairment

Goodwill represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. The Company assesses goodwill for impairment annually during the fourth quarter of the fiscal year and whenever an event occurs or circumstances change that would indicate that the carrying amount of goodwill may be impaired. Impairment testing for goodwill is performed at a reporting unit level. The impairment assessment involves both qualitative and quantitative analyses and requires significant judgment and estimates regarding future performance, market conditions, and fair value.

The qualitative evaluation is an assessment of factors to determine whether it is more likely than not that a reporting unit’s fair value is less than its carrying amount. The qualitative assessment of each reporting unit, includes review of financial performance trends, profitability relative to net assets, and operational indicators. Reporting units that exhibit sustained losses or returns below thresholds established from historical acquisition multiples undergo further review, including a turnaround analysis to assess early signs of operational recovery and a broader qualitative evaluation of internal and external factors.

For reporting units identified as potentially impaired, management performs a quantitative impairment test, comparing the estimated fair value of the unit, based on market and earnings multiple approaches, to its carrying amount. If the carrying amount exceeds fair value, an impairment charge is recognized to reduce goodwill to its implied fair value. This step requires management to make estimates about future cash flows, earnings, and market multiples, which inherently involve uncertainty and judgment.

The results of these assessments directly affect our reported financial position and results of operations. Changes in assumptions, economic conditions, or operational performance could lead to materially different impairment conclusions in future periods.

Stock-based Compensation

The Company issues stock-based awards, including stock options and restricted stock, to employees of its parent company and certain Operating Subsidiaries. The grant-date fair value of these awards is used to measure the cost of services received, and expense is recognized over the requisite service period.

The fair value of stock options is estimated using the Black-Scholes option-pricing model, while restricted stock is valued based on the fair value of common shares on the grant date. These valuations require management to make significant estimates and assumptions, including expected volatility, expected term, risk-free interest rates, and dividend yield. The assumptions used in the Black-Scholes option-pricing model represent our best estimates and involve a number of variables, uncertainties and assumptions and the application of management’s judgment, as they are inherently subjective.

For restricted stock awards granted to employees of Operating Subsidiaries within a reasonable time frame from the respective acquisition date, the Company generally utilizes a market approach, typically a hybrid back-solve method, to estimate the fair value. The hybrid back-solve method estimates probability-weighted values across multiple scenarios while using an option-pricing model to estimate the allocation of value within one or more of these scenarios and is calibrated to the transaction price paid for Teamshares’ preferred stock.

Income Taxes

Accounting for income taxes requires significant judgment in evaluating the realizability of deferred tax assets and in assessing uncertain tax positions. Deferred tax assets and liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities, measured using enacted tax rates expected to apply when such differences are realized or settled. The determination of deferred tax assets, including the need for and amount of any valuation allowance, involves significant judgment. In evaluating the realizability of deferred tax assets, we consider multiple factors, including, but not limited to, a history of losses in prior years, future reversal of existing temporary differences and tax planning strategies. Due to changes in facts and circumstances and the estimates and judgments that are involved in determining the proper valuation allowance, differences between actual future events and prior estimates and judgments could result in adjustments to this valuation allowance.

In addition, our ability to utilize certain deferred tax assets, including net operating loss carryforwards and tax credits, is subject to annual limitations under Section 382 of the Internal Revenue Code. These limitations may affect the timing of when such attributes can be realized. We will continue to evaluate all available evidence and will adjust the valuation allowance in future periods if and when sufficient positive evidence exists to support the realization of deferred tax assets.

We recognize liabilities for uncertain tax positions when we conclude that it is more likely than not that a tax position will not be sustained upon examination by the relevant tax authorities. This evaluation requires management to apply judgment in assessing the technical merits of tax positions and estimating the probability and magnitude of potential outcomes.

Qualitative and Quantitative Disclosures About Market Risk

Market risk is the risk of economic losses due to adverse changes in financial market prices and rates. Our primary market risk has been interest rate risk.

Interest Rate Risk

The borrowings under our i80 Facility and Sound Point Facility bear interest at floating rates, and thus are subject to interest rate risk. As of December 31, 2025 and 2024, the outstanding balances under the i80 Facility were $[   ] million and $153.4 million, respectively and outstanding balances under the Sound Point Facility of $[   ] million and $3.8 million, respectively. Amounts outstanding under these credit facilities accrue interest based on a fixed spread plus SOFR. A hypothetical 1% change in interest rates during the years presented would result in a change to annual interest expense of $[   ] million and $1.6 million for the year ended December 31, 2025 and 2024, respectively.

DESCRIPTION OF SECURITIES OF THE COMBINED COMPANY

The following summary of the material terms of the Combined Company’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. We urge you to read the Proposed Charter and Proposed Bylaws in their entirety for a complete description of the rights and preferences of Live Oak’s securities following the Business Combination. The Proposed Charter is described in “The Charter Proposal (Proposal 3),” and the full text of the Proposed Charter and Proposed Bylaws are attached as Annex C and Annex D to this proxy statement/prospectus, respectively.

General

The Current Charter authorizes the issuance of (a) 500,000,000 Live Oak Class A Ordinary Shares, (b) 50,000,000 Live Oak Class B Ordinary Shares, and (c) 5,000,000 Preference Shares.

Upon completion of the Business Combination, pursuant to the Proposed Charter, the authorized capital stock of the Combined Company will consist of [   ] shares, consisting of (i) [    ] shares of Combined Company Common Stock and (ii) [   ] shares of undesignated preferred stock, each having a par value of $0.0001 per share.

It is anticipated that, immediately after the Closing of the Business Combination, the Combined Company expects to have approximately [   ] shares of Combined Company Common Stock outstanding immediately after the consummation of the Business Combination, assuming no public shareholders exercise their redemption rights in connection with the Business Combination. Following consummation of the Business Combination, the Combined Company is not expected to have any preferred stock outstanding.

Except as otherwise required by the Proposed Charter, the holders of shares of Combined Company Common Stock shall vote together as a single class (or, if any holders of shares of Combined Company Preferred Stock are entitled to vote together with the holders of Combined Company Common Stock, as a single class with such holders of Combined Company Preferred Stock) on all matters submitted to a vote of stockholders of the Combined Company.

Common Stock

Combined Company Common Stock

Voting rights. Each holder of record of Combined Company Common Stock, as such, shall have one vote for each share of Combined Company Common Stock that is outstanding and held by the Combined Company on all matters on which stockholders are entitled to vote generally. The holders of shares of Combined Company Common Stock do not have cumulative voting rights.

Dividend rights. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Combined Company Preferred Stock or any other class or series of stock, in each case having a preference over or the right to participate with Combined Company Common Stock with respect to the payment of dividends and other distributions in cash, property or shares of stock of the Combined Company, dividends and other distributions may be declared and paid ratably on Combined Company Common Stock out of the assets of the Combined Company that are legally available for this purpose at such times and in such amounts as the Combined Company Board, in its discretion, shall determine.

The payment of future dividends on the shares of Combined Company Common Stock will depend on the financial condition of the Combined Company after the completion of the Business Combination, and subject to the discretion of the Combined Company Board. There can be no guarantee that cash dividends will be declared. The ability of the Combined Company to declare dividends may be limited by the terms and conditions of other financing and other agreements entered into by the Combined Company or any of its subsidiaries from time to time.

Rights upon liquidation. In the event of dissolution, liquidation or winding up of the Combined Company, after payment or provision for payment of the debts and other liabilities of the Combined Company and subject to the rights, if any, of the holders of any outstanding series of Combined Company Preferred Stock or any class or series of stock having a preference over or the right to participate with Combined Company Common Stock with respect to the distribution of assets of the Combined Company upon such dissolution, liquidation or winding up of the Combined Company, the holders of Combined Company Common Stock shall be entitled to receive the remaining assets of the Combined Company available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Other rights. The holders of Combined Company Common Stock have no pre-emptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to Combined Company Common Stock. The rights, preferences and privileges of holders of Combined Company Common Stock will be subject to those of the holders of any shares of Combined Company Preferred Stock that the Combined Company may issue in the future.

Teamshares Lock-Up Agreement

At the Closing, the Combined Company and the Lock-Up Holders will enter into the Teamshares Lock-Up Agreement, pursuant to which the Lock-Up Holders will agree not to, without the prior written consent of the Combined Company Board, prior to the date that is six months after the Closing (i) sell, pledge, grant any option to purchase or otherwise dispose of the Lock-Up Shares, (ii) enter into any swap or other transfer arrangement in respect of any Lock-Up Shares or (iii) take any action in furtherance of any of the matters described in the foregoing clauses (i) or (ii). The Teamshares Lock-Up Agreement provides for certain permitted transfers, including but not limited to, transfers to certain affiliates or family members, transfers of shares acquired on the open market after the consummation of the Business Combination, subject to certain conditions, or the exercise of certain stock options.

Combined Company Preferred Stock

The Proposed Certificate of Incorporation will authorize the Combined Company Board to establish one or more series of Combined Company Preferred Stock. Unless required by law or any stock exchange, the authorized shares of Combined Company Preferred Stock will be available for issuance without further action by the holders of Combined Company Common Stock.

The Combined Company Board has the discretion to determine the powers, preferences and relative, participating, optional and other special rights, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of Combined Company Preferred Stock. The issuance of Combined Company Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Combined Company without further action by the stockholders. Additionally, the issuance of Combined Company Preferred Stock may adversely affect the holders of Combined Company Common Stock by restricting dividends on Combined Company Common Stock, diluting the voting power of Combined Company Common Stock or subordinating the liquidation rights of Combined Company Common Stock. As a result of these or other factors, the issuance of Combined Company Preferred Stock could have an adverse impact on the market price of the Combined Company Common Stock.

Anti-Takeover Effects of the Proposed Certificate of Incorporation, the Proposed Bylaws and Certain Provisions of Delaware Law

The Proposed Charter does not provide for cumulative voting in the election of directors. The Combined Company Board is empowered to elect a director to fill a vacancy created by the expansion of the Combined Company Board or the resignation, death, or removal of a director in certain circumstances.

Authorized Combined Company Common Stock and Combined Company Preferred Stock are available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved Combined Company Common Stock and Combined Company Preferred Stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Exclusive Forum Provision

The Proposed Charter will provide that, unless the Combined Company consents in writing to the selection of an alternative forum, (a) the Chancery Court (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) will be the sole and exclusive forum for (1) any derivative action, suit or proceeding brought on behalf of the Combined Company, (2) any action, suit or proceeding asserting a claim of breach of a fiduciary duty owed by any director or officer of the Combined Company to the Combined Company or to the Combined Company’ stockholders, (3) any action, suit or proceeding arising pursuant to any provision of the DGCL or Proposed Charter or the Proposed Bylaws (as either may be amended from time to time) or (4) any action, suit or proceeding asserting a claim against the Combined Company governed by the internal affairs doctrine; and (b) subject to the provisions of the Proposed Charter, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause or causes of action arising under the Securities Act, including all causes of action asserted against any defendant to such complaint. If any action the subject matter of which is within the scope of clause (a) of the immediately preceding sentence is filed in a court other than the courts in the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (x) the personal jurisdiction of the state and federal courts in the State of Delaware in connection with any action brought in any such court to enforce the provisions of clause (a) of the immediately preceding sentence and (y) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

Although the Combined Company believes this provision benefits the Combined Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against the Combined Company’s directors and officers, although the Combined Company’ stockholders will not be deemed to have waived the Combined Company’s compliance with federal securities laws and the rules and regulations thereunder.

Limitations on Liability and Indemnification of Officers and Directors

The Proposed Charter and the Proposed Bylaws provide that the Combined Company will indemnify and hold harmless its directors, to the fullest extent permitted by the DGCL as it presently exists or may hereafter be amended. In addition, the Proposed Charter provides that the Combined Company’ directors will not be personally liable to the Combined Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL as the same exists or hereafter may be amended.

The Proposed Bylaws also permit the Combined Company to purchase and maintain insurance on behalf of any person who is or was a director officer, employee or agent of the Combined Company, or is or was serving at the request of the Combined Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust enterprise or non-profit entity against any liability asserted against him or her and incurred by him or her in any such capacity, or arising out of his or her status as such, whether or not the Combined Company could have the power to indemnify him or her against such liability under the provisions of the DGCL.

These provisions may discourage stockholders from bringing a lawsuit against the Combined Company’ directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit the Combined Company and the Combined Company’ stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.

the Combined Company believes that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to the Combined Company’ directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

There is currently no pending material litigation or proceeding involving any of Live Oak’s directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar

The Transfer Agent and registrar for the shares of Combined Company Common Stock will be [   ].

Listing of Securities

Live Oak Ordinary Shares and Public Warrants are currently listed on the Nasdaq under the symbols “LOKV” and “LOKVW,” respectively. It is currently expected that after the Closing, the shares of Common Stock and Public Warrants of the Combined Company will be listed on the Nasdaq under the symbols “TMS” and “TMSW,” respectively.

COMPARISON OF SHAREHOLDER RIGHTS

Companies incorporated in the Cayman Islands are governed by the Companies Act. The Companies Act differs from laws applicable to U.S. corporations and their shareholders. A description of the differences between the laws of the Cayman Islands and Delaware law is set forth below. If the Business Combination is completed, Teamshares Stockholders will become shareholders of the Combined Company, and their rights will be governed by the DGCL assuming the Charter Proposal is approved by the Live Oak shareholders at the Live Oak Extraordinary General Meeting. The Proposed Charter is attached to this proxy statement/prospectus as Annex C, and the Proposed Bylaws of the Combined Company is attached to this proxy statement/prospectus as Annex D.

The table below summarizes the material differences between the current rights of Live Oak shareholders under the Companies Act and the Current Charter, and the rights of the Combined Company shareholders, post-Closing, under the DGCL, the Proposed Charter and Proposed Bylaws of the Combined Company, each as amended, as applicable, and as in effect immediately following the Business Combination.

While Live Oak believes that the summary tables cover the material differences between the rights of its shareholders prior to the Business Combination and the rights of its shareholders following the Business Combination, these summary tables may not contain all of the information that is important to you. You should carefully read this entire proxy statement/prospectus and the other documents referred to in this proxy statement/prospectus for a more complete understanding of the differences between being a shareholders of Live Oak before the Business Combination and being a shareholder of the Combined Company after the Business Combination. Live Oak has attached as Annex C to this proxy statement/prospectus a copy of the proposed Amended Charter, and attached as Annex D to this proxy statement/prospectus a copy of the form of the Combined Company Proposed Bylaws, and will send copies of the documents referred to in this proxy statement/prospectus to you upon your request. See the section entitled “Where You Can Find More Information” in this proxy statement/prospectus.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
Authorized Capital Stock	The Current Charter authorizes (i) 500,000,000 Live Oak Class A Ordinary Shares, (ii) 50,000,000 Live Oak Class B Ordinary Shares and (iii) 5,000,000 Preference Shares.	The Proposed Charter authorizes the Combined Company to issue [ ] shares of Common Stock and [ ] shares of Preferred Stock, in each case with a par value of $0.01 per share.

Increasing or Decreasing Authorized Capital Stock, Including Number of Unissued Shares of a Series of Preferred Stock	Subject to the Companies Act, under the Current Charter (subject to Article 10 (relating to the variation of rights of shares)), the Company may: (i) by Ordinary Resolution, increase its share capital by such sum as the Ordinary Resolution shall prescribe and with such rights, priorities and privileges annexed thereto, as the Company in general meeting may determine, or (ii) by Ordinary Resolution, cancel any shares that at the date of the passing of the Ordinary Resolution have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled, or (iii) by Special Resolution, reduce its share capital or any capital redemption reserve fund.	Under Article V of the Proposed Charter, subject to the rights of any holders of any outstanding series of Preferred Stock, the number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares then outstanding) by the requisite vote of the stockholders entitled to vote thereon, voting as a single class, irrespective of DGCL Section 242(b)(2).

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
Provisions Specific to a Blank Check Company	Under the Current Charter, Article 50 sets forth various provisions related to our operations as a blank check company prior to the consummation of an initial business combination.	The Proposed Charter does not include provisions specific to a blank check company.
Number of Directors	The Current Charter provides that the number of directors of Live Oak, shall be no less than one person, the directors may from time to time fix the maximum and minimum number of directors to be appointed by resolution of the Board of Directors.	Article VI of the Proposed Charter provides that the number of directors constituting the whole Board shall be fixed exclusively by one or more resolutions adopted from time to time by the Board of Directors.

Composition of the Board of Directors	Under the Current Charter, Article 30.4 sets out the composition of the Board of Directors, dividing the Board into three (3) classes, as nearly equal in number as possible and designated Class I, Class II and Class III. The Live Oak Board is authorized to assign members of the board already in office to Class I, Class II or Class III. At each succeeding annual general meeting of the shareholders of Live Oak, successors to the class of directors whose term expires at that annual general meeting shall be elected for a three-year term or until the election and qualification of their respective successors in office, subject to their earlier death, resignation, retirement, disqualification or removal.	Article VI of the Proposed Charter provides that the Board is classified into three classes, designated Class I, Class II and Class III, with staggered three-year terms. The Board is authorized to designate sitting directors to classes. Each director holds office until a successor is duly elected and qualified or until earlier death, resignation, disqualification or removal.

Appointment of Directors	Under the Current Charter, prior to the closing of a business combination, Live Oak may by Ordinary Resolution of the holders of the Live Oak Class B Ordinary Shares appoint any person to serve as a director. For the avoidance of doubt, prior to the closing of a business combination, holders of Live Oak Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	The Proposed Charter does not prescribe who may be appointed to serve as a director beyond qualifications the Board or governing documents may set. Directors need not be stockholders.

Removal of Directors	Under the Current Charter, prior to the closing of a business combination, Live Oak may by Ordinary Resolution of the holders of the Live Oak Class B Ordinary Shares remove any director. For the avoidance of doubt, prior to the closing of a business combination, holders of Live Oak Class A Ordinary Shares shall have no right to vote on the appointment or removal of any director.	Article VI of the Proposed Charter provides that, subject to the rights of holders of any series of Preferred Stock, the Board or any individual director may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of all outstanding shares entitled to vote at an election of directors.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
Board of Directors Vacancies	Under the Current Charter, outside of the passing of a shareholder resolution, vacancies on the board can only be filled by vote of a majority of the remaining members of the Board.	Article VI of the Proposed Charter provides that vacancies and newly created directorships shall be filled exclusively by a majority of the directors then in office (even if less than a quorum) or by a sole remaining director (other than any directors elected by a separate vote of Preferred Stock), and not by stockholders.

Action by Written Consent	The Current Charter provides that a resolution to be passed either as an Ordinary Resolution or a Special Resolution at a general meeting, also includes a unanimous written resolution of the shareholders of the Company.	Article VII of the Proposed Charter provides that stockholder action by written consent is not permitted for common stockholders; provided that, if expressly provided in a Certificate of Designation for a series of Preferred Stock, such Preferred holders may act by written consent to the extent and in the manner set forth therein.

Calling of Special Shareholder Meetings	The Current Charter provides that the directors, the chief executive officer or the chairman of the board of directors of the Company may call general meetings, and that the shareholders shall not have the ability to call general meetings.	Article VII of the Proposed Charter provides that, subject to the special rights of holders of Preferred Stock, special meetings may be called only by or at the direction of the Board of Directors, the Chairperson, the Chief Executive Officer or the President, and not by any other person.

Indemnification	The Current Charter provides that a director or officer of Live Oak together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Live Oak against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article IX of the Proposed Charter authorizes the Combined Company to provide indemnification and advancement rights.

Waiver of Jury Trial	The Current Charter does not contain a waiver of trial by jury.	The Proposed Charter does not contain a waiver of trial by jury.

Quorum	The Current Charter provides that the holders of one third of the shares being individuals present in person or by proxy or if a corporation or	The Proposed Charter does not expressly address what constitutes a

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
	other non-natural person by its duly authorized representative or proxy shall be a quorum for any meeting of the shareholders.	quorum; such matters are addressed in the Proposed Bylaws.

Voting	The Current Charter provides that holders of Live Oak Class A Ordinary Shares and holders of Live Oak Class B Ordinary Shares will vote together as a single class on all matters (subject to the Variation of Rights of Shares Article, the Appointment and Removal of Directors Article, and the Transfer by Way of Continuation Article). Each Live Oak Ordinary Share will have one vote on all such matters. If the share capital of Live Oak is divided into different classes, the rights of such a class may not be varied except by a vote of that affected class, which shall not be less than two thirds of the votes cast at a separate meeting of the holders of the shares of that class or by consent in writing of the holders of not less than two thirds of the issued shares of that class (other than with respect to a waiver of the provisions of the Class B Ordinary Share Conversion Article, which shall only require the consent in writing of the holders of a majority of the issued Live Oak Class B Ordinary Shares).	The Proposed Charter does not expressly address stockholder voting; such matters are addressed in the Proposed Bylaws.

Stockholder Vote for Sales, Leases, Exchanges or Other Dispositions	Under Cayman Islands law, the sale, lease, exchange or other disposition of all, or substantially all, of the property and assets of a Cayman Islands exempted company is at the discretion of the board of directors of the Company (subject to any additional approvals set out in a company’s articles of association or other governance documentation (such as a shareholders’ agreement)). The Current Charter does not include any approvals relating to such disposals.	The Proposed Charter does not expressly address stockholder approval requirements for sales, leases, exchanges or other dispositions of assets; such matters are governed by applicable law.

Limitation of Liability of Directors and Officers	The Current Charter provides that a director or officer of Live Oak together with every former director and former officer shall to the fullest extent permitted by applicable law, be indemnified out of the assets of Live Oak against any liability, action, proceeding, claim, demand, costs, damages or expenses, including legal expenses, whatsoever which they or any of them may incur as a result of any act or failure to act in carrying out their functions as a director or officer, as applicable, unless such liability (if any) that they may incur arises through that person’s actual fraud, willful neglect or willful default.	Article VIII of the Proposed Charter eliminates personal liability of directors and officers for monetary damages for breach of fiduciary duty to the fullest extent permitted by the DGCL.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
Corporate Opportunities	To the fullest extent allowed by law, none of the Sponsor or any individual serving as a director or officer of Live Oak shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as the Company. Live Oak renounces any expectancy that any of the directors or officers of Live Oak will offer any such corporate opportunity of which he or she may become aware to Live Oak.	The Proposed Charter does not expressly address corporate opportunities.

Interested Party Transaction Approvals	The Current Charter provides that: (1) a director may act by himself or by, through or on behalf of his firm in a professional capacity for the Company and he or his firm shall be entitled to remuneration for professional services as if he were not a director, (2) a director may be or become a director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder, a contracting party or otherwise, and no such director shall be accountable to the Company for any remuneration or other benefits received by him as a director or officer of, or from his interest in, such other company, (3) no person shall be disqualified from the office of director or prevented by such office from contracting with the Company, either as vendor, purchaser or otherwise, nor shall any such contract or any contract or transaction entered into by or on behalf of the Company in which any director shall be in any way interested be or be liable to be avoided, nor shall any director so contracting or being so interested be liable to account to the Company for any profit realized by or arising in connection with any such contract or transaction by reason of such director holding office or of the fiduciary relationship thereby established, with a director being at liberty to vote in respect of any contract or transaction in which he is interested provided that the nature of the interest of any director in any such contract or transaction shall be disclosed by him at or prior to its consideration and any vote thereon.	The Proposed Charter does not expressly address interested party transaction approvals beyond general DGCL duties and conflict-of-interest provisions.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
A general notice that a director is a shareholder, director, officer or employee of any specified firm or company and is to be regarded as interest in any transaction with such firm or company shall be sufficient disclosure for the purposes of voting on a resolution in respect of a contract or transaction in which he has an interest, and after such general notice it shall not be necessary to give special notice relating to any particular transaction.

Choice of Forum	The Current Charter provides that unless Live Oak consents in writing to the selection of an alternative forum, the courts of the Cayman Islands shall have exclusive jurisdiction over any claim or dispute arising out of or in connection with the amended and restated memorandum of association of Live Oak, the amended and restated articles of association of Live Oak or otherwise related in any way to each Live Oak shareholder’s shareholding in Live Oak, including but not limited to (i) any derivative action or proceeding brought on behalf of Live Oak, (ii) any action asserting a claim of breach of any fiduciary or other duty owed by any current or former director, officer or other employee of Live Oak to Live Oak or Live Oak’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Companies Act, the amended and restated memorandum of association or the amended and restated articles of association (in each case, of Live Oak), or (iv) any action asserting a claim against Live Oak governed by the “Internal Affairs Doctrine” (as such concept is recognized under the laws of the United States of America).	Article X of the Proposed Charter provides that, unless the Corporation consents to an alternative forum, the Delaware Court of Chancery (or, if no jurisdiction, the U.S. District Court for the District of Delaware or other Delaware state courts) is the exclusive forum for internal-affairs claims; the federal district courts of the United States are the exclusive forum for Securities Act claims.

Amendment to Charter and Bylaws

The Current Charter requires a:

•

Special Resolution to alter or add to the Articles or to the Memorandum with respect to any objects, powers or other matters specified therein (except that, prior to the closing of a Business Combination, a Special Resolution of the Live Oak Class B Ordinary Shares is required to approve amendments to the constitutional documents of the company or to adopt new constitutional documents of the company, in each case, as a result of

Article VI of the Proposed Charter authorizes the Board to adopt, amend or repeal the bylaws; any stockholder adoption, amendment or repeal of the bylaws requires the affirmative vote of at least two-thirds of the voting power of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. Article XI of the Proposed Charter provides that specified articles (including Article

Provision	Live Oak Pre-Merger	Combined Company Post-Merger

the company approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands) ;

•

Amendments that would alter or change the powers, preferences or relative, participating, optional or other or special rights of the Live Oak Class B Ordinary Shares, (except where such amendment is proposed in respect of the consummation of a business combination) require a Special Resolution passed by at least 90% of the holders of the Live Oak Ordinary Shares then outstanding;

V, VI, VII, VIII, IX, X and XI) may be amended or repealed, or inconsistent provisions adopted, only by the affirmative vote of at least 66 2/3% of the total voting power of all outstanding shares entitled to vote thereon, voting together as a single class, in addition to any other required vote.

Pre-Suit Demand in Derivative Suits	As a general rule, a minority shareholder of a Cayman Islands exempted company cannot bring an action with respect to wrongs done to that company as this will be for the company to pursue. However, in limited circumstances, the Cayman Islands courts will permit a minority shareholder to commence a derivative action in the name of the company. These situations include (a) where there has been a wrong (such as a breach of duty) done to the company and the wrongdoer in question are in control of the company and are preventing it from acting or (b) where the act complained of is illegal or ultra vires and cannot be ratified by its members. A shareholder may have a direct right of action against the company where the individual rights personal to that shareholder have been infringed or are about to be infringed.	The Proposed Charter does not expressly address pre-suit demand or derivative procedures; such matters are governed by Delaware law.

Stock Ownership Requirement for Derivative Suits; Jury Trials	As noted above, as a general rule, an action for a wrong done to the company may not be brought by a minority shareholder of a Cayman Islands exempted company, save in very limited circumstances. However, if those circumstances exist, the person who brings those proceedings must own shares in the company.	The Proposed Charter does not expressly address stock ownership requirements for derivative standing or jury trial waivers; such matters are governed by Delaware law.

Dissent and Appraisal Rights	Under the Companies Act, save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from a merger or consolidation is entitled to payment of the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies	The Proposed Charter does not expressly address dissenters’ or appraisal rights; such rights are governed by the DGCL.

Provision	Live Oak Pre-Merger	Combined Company Post-Merger
strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which they might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful. No such dissent rights shall be available in respect of the shares of any class for which an open market exists on a recognized stock exchange at the expiry date of the period allowed under the Companies Act for written notice of an election to dissent.

BENEFICIAL OWNERSHIP OF SECURITIES

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Live Oak, as of [ ], 2025 (the “Ownership Date”), prior to the consummation of the Business Combination, and (ii) the Combined Company, as of immediately following the completion of the Business Combination, assuming that no Public Shares are redeemed (“No Redemptions Scenario”), and, alternatively, that [ ] Public Shares are redeemed in connection with the Business Combination (“Contractual Maximum Redemptions Scenario”), with respect to:

•	each person known by Live Oak to be the beneficial owner of more than 5% of the issued and outstanding Live Oak Ordinary Shares or shares of Combined Company Common Stock on the Ownership Date;

•	each current executive officer of Live Oak and each member of the Live Oak Board, and all such executive officers and directors as a group; and

•	each person who will become an executive officer or director of the Combined Company upon consummation of the transactions, and all such executive officers and directors as a group.

Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days. Except as described in the footnotes below and subject to applicable community property laws and similar laws, we believe that each person listed above has sole voting and investment power with respect to such shares.

Beneficial ownership of Live Oak Ordinary Shares pre-Business Combination is based on 28,750,000 Ordinary Shares issued and outstanding as of [ ], 2025.

If the actual facts are different than these assumptions (which they are likely to be), the percentage ownership retained by existing shareholders of Live Oak in the Combined Company will be different.

Unless otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to their beneficially owned securities.

Pre-Business Combination Beneficial Ownership Table of Live Oak

Name and Address of Beneficial Owner(1)	Number of Class A Ordinary Shares Beneficially Owned	Approximate Percentage of Outstanding Class A Ordinary Shares		Number of Class B Ordinary Shares Beneficially Owned	Approximate Percentage of Outstanding Class B Ordinary Shares
		Before Offering	After Offering		Before Offering	After Offering
Live Oak Sponsor V, LLC(2)(3)	—	—	—	5,750,000	100%	100%
Richard J. Hendrix	—	—	—	5,750,000	100%	100%
Adam J. Fishman	—	—	—	—	—	—
Ashton Hudson	—	—	—	—	—	—
Andrea Tarbox	—	—	—	—	—	—
All officers and directors as a group (5 persons)	—	—	—	5,750,000	100%	100%

*	Less than one percent.
(1)	Unless otherwise noted, the business address of each of the following is c/o Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN 38117.

(2)

Interests shown consist solely of founder shares, classified as Class B Ordinary Shares. Such shares will automatically convert into Class A Ordinary Shares concurrently with or immediately following the consummation of Live Oak’s initial business combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment.

(3)

The Sponsor is the record holder of such shares. Richard J. Hendrix, Live Oak’s Chief Executive Officer, is the managing member of the Sponsor and controls the management of the sponsor, including the exercise of voting and investment discretion over the securities of Live Oak held by the Sponsor. Mr. Hendrix disclaims any beneficial ownership of the securities held by the Sponsor other than to the extent of any pecuniary interest he may have therein, directly or indirectly. All of Live Oak’s officers and directors and certain of their affiliates are direct or indirect members of the Sponsor. Each such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest they may have therein, directly or indirectly.

The following table and accompanying footnotes set forth information regarding the beneficial ownership of (i) Live Oak, as of the Ownership Date prior to the consummation of the Business Combination, and (ii) the Combined Company, as of immediately following the completion of the Business Combination, with respect to the Persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of shares of Combined Company Common Stock immediately following completion of the Business Combination are presented assuming two scenarios:

•

Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

•

Assuming Contractual Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that [ ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[ ] million, assuming a redemption price of $[ ] per share (based on $[ ] million contained in the Trust Account as of [ ], 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Live Oak and Teamshares, that, at the Closing, after giving effect to the completion and payment of Redemptions, Live Oak shall have gross cash or cash equivalents equaling or exceed $120.0 million, plus the aggregate proceeds from all Transaction Financings (including Interim Period Financing), whether received by Live Oak or Teamshares. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

Both scenarios assume that there will be an aggregate of 28,750,000 Live Oak Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Combined Company Common Stock upon completion of the Business Combination.

Both scenarios also assume that, at the Closing, [ ] shares of Combined Company Common Stock will be issued to the Teamshares Stockholders in the Merger.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the securityholders listed below has sole voting and investment power with respect to Live Oak Ordinary Shares or shares of Combined Company Common Stock owned by such shareholders.

Post-Business Combination Beneficial Ownership Table of the Combined Company

Combined Company, as of immediately following the completion of the Business Combination, with respect to the Persons identified in the narrative disclosure preceding the tabular disclosure immediately above. The expected beneficial ownership of shares of Combined Company Common Stock immediately following completion of the Business Combination are presented assuming two scenarios:

•

Assuming No Redemptions: This presentation assumes that no Public Shareholders exercise redemption rights with respect to their Public Shares at or prior to the consummation of the Business Combination. As the Sponsor waived its redemption rights with regard to Sponsor Shares, only redemptions by Public Shareholders are considered for purposes of this presentation.

•

Assuming Contractual Maximum Redemptions: In addition to the assumptions described in the “No Redemptions” scenario, this presentation assumes that [ ] Public Shares are redeemed upon consummation of the Business Combination for aggregate Redemption Payments of $[ ] million, assuming a redemption price of $[ ] per share (based on $[ ] million contained in the Trust Account as of [ ], 2025), which represents the maximum number of Public Shares that could be redeemed in connection with the Closing while still enabling the parties to satisfy the condition contained in the Merger Agreement, which is waivable by Live Oak and Teamshares, that, at the Closing, after giving effect to the completion and payment of Redemptions, Live Oak shall have gross cash or cash equivalents equaling or exceed $120.0 million, plus the aggregate proceeds from all Transaction Financings (including Interim Period Financing), whether received by Live Oak or Teamshares. The “contractual maximum redemption scenario” represents the maximum number of Public Shares that may be redeemed while satisfying the Minimum Cash Condition, taking into account the assumptions described above. In the event that aggregate cash and cash equivalents delivered to the Combined Company at Closing is insufficient to meet the Minimum Cash Condition, a condition to the Closing would not be met and the Business Combination may not be consummated.

Both scenarios assume that there will be an aggregate of 28,750,000 Live Oak Ordinary Shares issued and outstanding immediately prior to the completion of the Business Combination, which shares will have been exchanged for shares of Combined Company Common Stock upon completion of the Business Combination.

Both scenarios also assume that, at the Closing, [ ] shares of Combined Company Common Stock will be issued to the Teamshares Stockholders in the Merger.

Unless otherwise noted in the footnotes to the following table, and subject to applicable community property laws, the persons and entities named in the table have sole voting and investment power with respect to their beneficially owned securities. Except as indicated in the footnotes to the table, each of the securityholders listed below has sole voting and investment power with respect to Live Oak Ordinary Shares or shares of Combined Company Common Stock owned by such shareholders.

Name and Address of Beneficial Owner	Number of Live Oak Ordinary Shares	Assuming No Redemptions		Assuming Contractual Maximum Redemptions
		Number of Combined Company Common Shares	Number of Combined Company Preferred Shares	Number of Combined Company Common Shares	Number of Combined Company Preferred Shares

Directors and Officers of Combined Company After Consummation of the Business Combination
Richard J. Hendrix

Adam J. Fishman

All officers and directors as a group (9 persons)

Name and Address of Beneficial Owner	Number of Live Oak Ordinary Shares	Assuming No Redemptions		Assuming Contractual Maximum Redemptions
		Number of Combined Company Common Shares	Number of Combined Company Preferred Shares	Number of Combined Company Common Shares	Number of Combined Company Preferred Shares

Five Percent Holders of Combined Company

*	Less than one percent.
(1)	[ ].
(2)	[ ].
(3)	[ ].

MANAGEMENT AFTER THE BUSINESS COMBINATION

Executive Officers and Directors After the Business Combination

Upon the consummation of the Business Combination, the business and affairs of the Combined Company will be managed by or under the direction of the Combined Company Board.

The following table sets forth the name, age and position of each of the expected directors and executive officers of the Combined Company upon consummation of the Business Combination:

Name	Age	Position
Executive Officers
Michael Brown	41	Chief Executive Officer
Brian Gaebe	42	Chief Financial Officer
Madhuri Kommareddi	42	Chief Operating Officer
Alex Eu	38	President
Kevin Shiiba	37	Chief Technology Officer
Non-Employee Directors
Richard J. Hendrix	59	Independent Director
Adam Fishman	45	Independent Director

(1)	Member of the audit committee
(2)	Member of the compensation committee
(3)	Member of the nominating and corporate governance committee

The officers of the Combined Company and the Combined Company Board following the Business Combination are well qualified as leaders. In their prior positions they have gained experience in core management skills, such as strategic and financial planning, financial reporting, compliance, risk management, and leadership development. Several of the Combined Company’ officers and directors following the Business Combination also have experience serving on boards of directors and board committees of other public companies and private companies, and have an understanding of corporate governance practices and trends, which provides an understanding of different business processes, challenges, and strategies. Further, certain officers and directors have other experience that makes them valuable, such as prior experience in mergers and acquisitions, in financial services, managing and investing in assets.

Live Oak believes that the above-mentioned attributes, along with the leadership skills and other experiences of the officers and board members described below, will provide the Combined Company with a diverse range of perspectives and judgment necessary to facilitate the goals of the Combined Company and be good stewards of capital.

Information regarding the executive officers and directors following the Business Combination is set forth below:

Executive Officers

For more information about the compensation of the members of the Live Oak Board and the officers of Live Oak prior to the Closing, see the section entitled “Directors, Officers, Executive Compensation and Corporate Governance of Live Oak prior to the Business Combination”. For more information about the anticipated members of the Combined Company Board and the officers of the Combined Company following the Closing, see the section entitled “The Director Election Proposal — Information about Officers, Directors and Nominees”.

Michael Brown. After Closing, Mr. Brown will serve as Chief Executive Officer of the Combined Company. Michael Brown is a Co-founder and Chief Executive Officer at Teamshares, where he leads the company’s long-term vision and strategy, and focuses day-to-day on acquisition and capital activities. Mr. Brown began his career in finance, spending seven years combined at Perella Weinberg Partners (“PWP”), Morgan Stanley, and Bank of America, working on mergers and acquisitions, financial restructuring, and equity research. After leaving investment banking in 2013, Mr. Brown acquired and ran six small businesses alongside former PWP colleague Alex Eu, where they adapted their institutional M&A experience to the small business market, created a repeatable playbook to transition businesses from retiring founders, and learned about the win-win nature of employee stock ownership from a major customer. In 2019, Mr. Brown and Alex Eu co-founded Teamshares with another PWP colleague, Kevin Shiiba. Mr. Brown is Canadian, originally from Victoria, BC, and grew up as an expat in Singapore and Saudi Arabia before his family settled in Southern California. He is a graduate of UCLA, where Michael studied economics and political science, and lives in New York City.

Brian Gaebe. After Closing, Mr. Gaebe will serve as Chief Financial Officer of the Combined Company. Brian Gaebe is the Chief Financial Officer at Teamshares, having joined the company in March, 2021. As Chief Financial Officer, he oversees the corporate accounting, financial reporting, finance integrations, financial systems, the tax and valuation teams, and is heavily involved in capital activities. Prior to joining Teamshares, he served as a financial executive at publicly traded and privately held energy companies. During his tenure, he focused on the generation and evaluation of investment opportunities, as well as all aspects of accounting and treasury. Mr. Gaebe started his career in the audit and risk advisory practice of KPMG. Mr. Gaebe is a graduate of Southern Methodist University with BBA and MSA (Master of Science in Accounting) degrees. He is a certified public accountant in the state of Texas. He lives in Dallas, Texas.

Madhuri Kommareddi. After Closing, Ms. Kommareddi will serve as Chief Operating Officer of the Combined Company. Madhuri Kommareddi is the Chief Operating Officer at Teamshares, having joined the company in March 2021. Ms. Kommareddi leads operations alongside President, Alex Eu. Previously, Ms. Kommareddi held leadership roles in the public and private sectors, including Director of Workforce Development for New York State from April 2019 to February 2021, various roles from May 2015 to April 2019, including Director and Head of Credit Investor Relations & Product Management at BlackRock, and Director for International Economic Affairs at the White House National Security Council and National Economic Council from August 2009 to August 2010. A graduate of Yale Law School, where she served on the Yale Law Journal, and Northwestern University, Ms. Kommareddi has contributed to two of President Obama’s New York Times-bestselling books, “Change We Can Believe In” and “The Audacity of Hope.” Ms. Kommareddi lives in New York City.

Alex Eu. After Closing, Mr. Eu will serve as President of the Combined Company. Alex Eu is a Co-founder and President at Teamshares, where he leads operations in close partnership with the company’s Chief Financial Officer and Chief Operating Officer. Prior to co-founding Teamshares, Mr. Eu acquired and operated six small businesses alongside Michael Brown. Earlier in his career, he was an early member of the investment team at The Chernin Group from July 2013 to August 2014, focusing on investments and operations in online media businesses, and a member of the advisory team at PWP from July 2011 to August 2013. Born in Singapore, Mr. Eu served as a platoon sergeant in the Singapore Armed Forces. He is a graduate of the Kelley School of Business at Indiana University and lives in Minneapolis, Minnesota.

Kevin Shiiba. After Closing, Mr. Shiiba will serve as Chief Technology Officer of the Combined Company. Kevin Shiiba is the Chief Technology Officer at Teamshares, where he oversees technology and AI strategy as well as product development. Mr. Shiiba began his career in finance at PWP, working alongside future co-founders Michael Brown and Alex Eu on the M&A advisory team. He transitioned to technology as a Product Manager at General Assembly from May 2012 to February 2016, and later served as a Senior Engineer and Product Strategist at Reaktor from September 2016 to January 2018. In 2018, Mr. Shiiba joined Michael and Alex to build what became Teamshares in 2019. Mr. Shiiba graduated from the McDonough School of Business at Georgetown University and lives in New York City.

Non-Employee Directors

Richard J. Hendrix. After Closing, Mr. Hendrix will serve as Director of the Combined Company. Richard Hendrix is currently the founder and Managing Partner of Live Oak. Founded in 2019, Live Oak is a merchant banking firm specializing in Principal Investments, SPAC Sponsorship, and Corporate Advisory. Live Oak partners with founders, sponsors, and management teams to assist companies with growth strategies and access to efficient sources of capital. Over the course of his career, Mr. Hendrix has worked extensively with issuers and investors focused on companies in the financial services, real estate, energy, industrial, and business and consumer services sectors. He has led dozens of initial equity offerings, raising funds for founder-led and sponsor-backed companies. Additionally, Mr. Hendrix has considerable experience advising chief executives, boards of directors, and large shareholders regarding corporate strategy, capital structure, and capital access. Mr. Hendrix has served as the Chief Executive Officer of four Live Oak-sponsored SPACs, including vehicles that merged with Danimer Scientific (NYSE: DNMR) and Navitas Semiconductor (NASDAQ: NVTS), as further discussed below. Mr. Hendrix currently serves as the Chair of the Board of Danimer and as Chair of the Audit Committee of the Board of Navitas. Mr. Hendrix has significant leadership experience in the financial industry. Prior to founding Live Oak, Mr. Hendrix served as Chairman and Chief Executive Officer of FBR & Co., or FBR (formerly NASDAQ: FBRC), a middle-market focused investment banking and brokerage firm. He assumed that role in January 2009, and subsequently oversaw 12 strategic transactions, including six acquisitions. Under his leadership, FBR ultimately executed a merger with B. Riley Financial, Inc. (NASDAQ: RILY) in 2017. Following the merger, Mr. Hendrix served as director of B. Riley Financial. Prior to serving as Chairman and Chief Executive Officer of FBR, Mr. Hendrix was President and Chief Operating Officer for FBR’s parent company, Arlington Asset Investment Corp. (former NYSE: AAIC), where he managed day-to-day operations for the firm, as well as served as its Chief Investment Officer. He oversaw both FBR’s carveout from AAIC and its subsequent IPO as an independent company. Prior to his roles as President and then Chief Executive Officer, he was Head of Investment Banking, and prior to that role headed FBR’s real estate and industrials investment banking groups. Over his tenure, he helped to grow FBR into a leading bookrunner for initial common stock offerings for middle market U.S. companies. Prior to FBR, Mr. Hendrix was a Managing Director in PNC Capital Markets’ investment banking group and headed PNC’s asset-backed securities business. Mr. Hendrix is an Operating Executive at Crestview Partners, a middle-market focused private equity firm. He is also the Founder and Chief Executive Officer of RJH Management Co, a privately held investment management business. Mr. Hendrix graduated from Miami University with a BS in Finance.

Adam Fishman. After Closing, Mr. Fishman will serve as Director of the Combined Company. Adam Fishman is the Chief Financial Officer and a Director of Live Oak since inception, and is currently a Managing Partner at Live Oak, where he has served as an executive officer of three Live Oak-sponsored SPACs starting with Live Oak Acquisition Corp. II. Mr. Fishman joined the firm from Jefferies LLC, where he was a Managing Director from February 2018 to November 2020 and started the firm’s Permanent Capital Group. Mr. Fishman originated and executed SPAC transactions, including initial public offerings, assisting management in evaluating targets for merger consideration, and structuring and executing PIPE investments to support mergers. He was also responsible for originating and marketing pre-IPO private placements for companies across all industries. Prior to joining Jefferies, Mr. Fishman was an Executive Vice President and Head of Institutional Brokerage at FBR (formerly NASDAQ: FBRC), a middle market focused investment banking and brokerage firm. At FBR, he led the collective Research, Sales and Trading organizations. Mr. Fishman was responsible for relationship management for a broad range of investors such as Mutual Funds, Hedge Funds, Alternative Asset Managers, Pensions, Endowments, Insurance and Family Offices. During his tenure, FBR was a top 3 lead-left bookrunner for Initial Common Stock Offerings for small and mid-cap companies, including late-stage private placements executed under Rule 144A and IPOs. Mr. Fishman also served on FBR’s Commitment Committee, where he was responsible for analyzing, structuring and selling all public and private investment offerings, and was a Named Executive Officer for FBR. As a member of the firm’s Executive Committee, Mr. Fishman was a key contributor to the firm’s strategic vision and execution, including evaluating and executing numerous corporate acquisitions, divestments and partnerships. Mr. Fishman began his career as an Associate Director in the New York office of CIBC World Markets. He graduated from Brandeis University with a B.A in Sociology, cum laude.

Board Composition

Effective upon the Closing, the Combined Company Board will consist of up to nine directors, at least five of whom will be required to qualify as an independent director under Nasdaq rules. The Combined Company Board will serve staggered terms divided into three classes, Class I, Class II and Class III, with members of each class serving staggered three (3)-year terms. The term of the initial Class I members of the Combined Company Board shall expire at the first annual meeting of the stockholders of SPAC following the Closing, the term of the initial Class II members of the Combined Company Board shall expire at the second annual meeting of the stockholders of SPAC following the Closing and the term of the initial Class III member of the Combined Company Board shall expire at the third annual meeting of the stockholders of SPAC following Closing.

When considering whether directors and director nominees have the experience, qualifications, attributes and skills, taken as a whole, to enable the Combined Company Board to satisfy its oversight responsibilities effectively in light of its business and structure, the Combined Company Board expects to focus primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above in order to provide an appropriate mix of experience and skills relevant to the size and nature of its business.

Director Independence

Under the Nasdaq rules, a director is not independent unless the Board of Directors affirmatively determines that s/he does not have a direct or indirect material relationship with the Combined Company or any of its subsidiaries. In addition, the director must not be precluded from qualifying as independent under the per se bars set forth by the Nasdaq rules.

The Combined Company Board will undertake a review of its composition, the composition of its committees and the independence of its directors and consider whether any director has a material relationship with the Combined Company that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his or her background, employment and affiliations, including family relationships, the Combined Company Board is expected to determine that [ ] , [ ]and [ ]of the Combined Company’ directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors qualifies as “independent” as that term is defined under the Nasdaq rules. In making these determinations, the Combined Company Board will consider the relationships that each non-employee director has with the Combined Company and all other facts and circumstances the Combined Company Board deemed relevant in determining their independence, including the director’s beneficial ownership of the Combined Company Common Stock.

Board Committees

The Combined Company Board will direct the management of its business and affairs, as provided by Delaware law, and will conduct its business through meetings of the board of directors and standing committees. The Combined Company will have a standing audit committee, compensation committee and nominating and corporate governance committee, each of which will operate under a written charter.

In addition, from time to time, special committees may be established under the direction of the Combined Company Board when the Combined Company Board deems it necessary or advisable to address specific issues. Following the Business Combination, current copies of the Combined Company’s committee charters will be posted on its website, www.teamshares.com, as required by applicable SEC and the Nasdaq rules. The information on or available through any of such website is not deemed incorporated in this proxy statement/prospectus and does not form part of this proxy statement/prospectus.

Audit Committee

Upon the consummation of the Business Combination, it is anticipated that the Combined Company’s audit committee will consist of [ ] (Chair), [ ] and [ ]. Prior to the Closing, the Combined Company Board will have determined that each of these individuals meets the independence requirements of the Sarbanes-Oxley Act, Rule 10A-3 under the Exchange Act and the applicable listing standards of the Nasdaq and that Mr. [ ] qualifies as an audit committee financial expert within the meaning of SEC regulations and meets the financial sophistication requirements of the Nasdaq rules. Each member of the Combined Company’s audit committee will meet the requirements for financial literacy under the applicable Nasdaq rules. In making this determination, the Combined Company Board will examine each audit committee member’s formal education and previous and current experience in financial and accounting roles.

The primary purpose of the audit committee is to discharge the responsibilities of the Combined Company Board with respect to the Combined Company’s accounting, financial, and other reporting and internal control practices and to oversee its independent registered accounting firm. Specific responsibilities of the audit committee are expected to include, among other things:

•	appointing, compensating, retaining, evaluating, terminating and overseeing the Combined Company’s independent registered public accounting firm;

•	discussing with the Combined Company’s independent registered public accounting firm their independence from management;

•	reviewing with the Combined Company’s independent registered public accounting firm the scope and results of their audit;

•	setting the compensation of the independent auditor;

•	pre-approving all audit and permissible non-audit services to be performed by the Combined Company’s independent registered public accounting firm;

•

overseeing the financial reporting process and discussing with management and the Combined Company’s independent registered public accounting firm the interim and annual financial statements that the Combined Company files with the SEC;

•	reviewing and monitoring the Combined Company’s accounting principles, accounting policies, financial and accounting controls and compliance with legal and regulatory requirements;

•	establishing policies regarding the hiring of employees or former employees of the independent auditor;

•	preparing the audit committee report required by SEC rules;

•	discussing generally the type and presentation of information to be disclosed in the Combined Company’s earnings press releases;

•	reviewing and discussing the Combined Company’s management and independent auditor the Combined Company’s quarterly financial statements;

•	coordinating the Combined Company Board’s oversight of the Combined Company’s internal control over financial reporting, disclosure controls and procedures and code of business conduct and ethics;

•	coordinating the Combined Company Board’s oversight of the performance of the Combined Company’s internal audit function;

•

discussing the Combined Company’s policies with respect to risk assessment and risk management, including guidelines and policies to govern the process by which the Combined Company’s exposure to risk is handled;

•

reviewing and discussing with management the Combined Company’s major risk exposures, including financial, operational, privacy and cybersecurity, competition, legal, regulatory, compliance and reputational risks, and the steps the Combined Company takes to prevent, detect, monitor and actively manage such exposures;

•	establishing policies regarding the hiring of employees or former employees of the independent auditor;

•

establishing procedures for (i) the receipt, retention and treatment of complaints received by the Combined Company regarding accounting, internal accounting controls or auditing matters; and (ii) the confidential, anonymous submission by employees of the Combined Company of concerns regarding questionable accounting or auditing matters;

•	reviewing the Combined Company’s policies and procedures for reviewing and approving “related party transactions”;

•

discussing with the Combined Company’s General Counsel (i) any legal matters that may have a material impact on the Combined Company’s financial statements, accounting policies, compliance with applicable laws and regulations and (ii) any material reports, notices or inquiries received from regulators or governmental agencies; and

•

reviewing and approving the Combined Company’s entry into swaps and adopting and reviewing annually a policy related to the Combined Company’s use of non-financial end-user exception, to the extent applicable.

The composition and function of the audit committee will comply with applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Compensation Committee

Our compensation committee will be responsible for, among other things:

•	reviewing and approving or recommending that the Board approve the compensation of our Chief Executive Officer and other executive officers;

•	reviewing and setting or making recommendations to the Combined Company’s Board regarding the compensation of our other executive officers;

•	reviewing and making recommendations to the Combined Company’s Board regarding director compensation;

•	reviewing and approving or making recommendations to the Combined Company’s Board regarding our compensation and equity-based plans and

•	appointing and overseeing any compensation consultants.

Our compensation committee is expected to consist of [ ], with [ ] serving as chair. The Combined Company’s Board expects to determine that [ ] qualifies as “independent “ under Nasdaq’s additional standards applicable to compensation committee members and each member of the compensation committee is a “non-employee director” as defined in Section 16b-3 of the Exchange Act.

Nominating and Corporate Governance Committee

Upon the consummation of the Business Combination, it is anticipated that the Combined Company’s nominating and corporate governance committee will consist of [ ] (chair), [ ] and [ ]. Prior to the Closing, the Combined Company Board will have determined that each of such directors is “independent” as defined under the applicable listing standards of NYSE or Nasdaq. The nominating and corporate governance committee’s responsibilities are expected to include, among other things:

•	identifying individuals qualified to become members of the Combined Company Board, consistent with criteria approved by the Combined Company Board;

•	recommending to the Combined Company Board the nominees for election to the Combined Company Board at annual meetings of the Combined Company’s shareholders;

•	approving the criteria for selecting nominees for directors to the Combined Company;

•	retaining and terminating any search firm to be used to identify director nominees, including authority to approve search firm’s fees and other retention terms;

•

reviewing the composition of each committee of the Combined Company Board and making recommendations to the Combined Company Board for changes or rotation of committee members, the creation of additional committees and changes to committee charters;

•	developing and recommending to the Combined Company Board a set of corporate governance guidelines;

•	reviewing the Combined Company Board’s leadership structure;

•	overseeing an evaluation of the Combined Company Board and its committees; and

•	overseeing a review of the Combined Company Board on succession planning for executive officers.

The composition and function of the nominating and corporate governance committee will comply with all applicable requirements of the Sarbanes-Oxley Act, SEC rules and regulations and Nasdaq listing rules.

Compensation Committee Interlocks and Insider Participation

None of the intended members of the Combined Company’s compensation committee has ever been an executive officer or employee of the Combined Company. None of the Combined Company’s intended executive officers currently serve, or have served during the last completed fiscal year, on the compensation committee or board of directors of any other entity that has one or more executive officers that will serve as a member of the Combined Company Board or compensation committee.

Role of the Combined Company Board in Risk Oversight/Risk Committee

Upon the consummation of Business Combination, one of the key functions of the Combined Company Board will be informed oversight of the Combined Company’s risk management process. The Combined Company Board does not anticipate having a standing risk management committee but rather anticipates administering this oversight function directly through the Combined Company Board as a whole, as well as through various standing committees of the Combined Company Board that address risks inherent in their respective areas of oversight. For example, the Combined Company Board audit committee will be responsible for overseeing the management of risks associated with the Combined Company’s financial reporting, operational, privacy and cybersecurity, competition, legal, regulatory, compliance and reputational matters; and the Combined Company’s compensation committee will oversee the management of risks associated with our compensation policies and programs.

Oversight of Cybersecurity Risks

The Combined Company will face a number of risks, including cybersecurity risks and those other risks described under the section entitled “Risk Factors” included in this proxy statement/prospectus. The audit committee will be responsible for overseeing the steps management has taken with respect to cybersecurity risk exposure. As part of this oversight, the audit committee will receive regular reports from management of the Combined Company on cybersecurity risk exposure and the actions management has taken to limit, monitor or control such exposures at its regularly scheduled meetings. Management will work with third-party service providers to maintain appropriate controls. We believe this division of responsibilities is the most effective approach for addressing the Combined Company’s cybersecurity risks and that the Combined Company Board leadership structure supports this approach.

Limitation on Liability and Indemnification of Directors and Officers

The Proposed Charter, which will be effective upon consummation of the Business Combination, contains provisions that, to the fullest extent permitted by DGCL law, eliminate the personal liability of the Combined Company’s directors and, to the extent the DGCL is amended to provide for such, certain officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The Proposed Charter and the Combined Company’s bylaws require the Combined Company to indemnify and advance expenses to, to the fullest extent permitted by applicable law, its directors, officers and agents. The Combined Company plans to maintain a directors’ and officers’ insurance policy pursuant to which the Combined Company’s directors and officers are insured against liability for actions taken in their capacities as directors and officers. Finally, the Proposed Charter and the Combined Company’s bylaws prohibit any retroactive changes to the rights or protections or increasing the liability of any director or officer in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

In addition, the Combined Company will enter into separate indemnification agreements with the Combined Company’s directors, officers, and certain employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. These agreements, among other things, require the Combined Company to indemnify its directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as one of the Combined Company’s directors or officers or any other company or enterprise to which the person provides services at the Combined Company’s request.

We believe these provisions in the Proposed Charter and the Combined Company’s bylaws are necessary to attract and retain qualified persons as directors and officers for the Combined Company following the completion of the Business Combination.

Corporate Governance Guidelines and Code of Business Conduct

The Combined Company Board will adopt Corporate Governance Guidelines that address items such as the qualifications and responsibilities of its directors and director candidates and corporate governance policies and standards applicable. In addition, the Combined Company Board will adopt a Code of Business Conduct and Ethics that applies to all of its employees, officers and directors, including its Chief Executive Officer, Chief Financial Officer and other executive and senior financial officers. The full text of the Combined Company’s Corporate Governance Guidelines and its Code of Business Conduct and Ethics will be posted on the Corporate Governance portion of the Combined Company’s website at www.teamshares.com. Information contained on or accessible through the Combined Company’s website is not a part of this proxy statement/prospectus, and the inclusion of the Combined Company’s website address in this proxy statement/prospectus is an inactive textual reference only. The Combined Company intends to make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its website rather than by filing a Current Report on Form 8-K.

EXECUTIVE COMPENSATION OF TEAMSHARES

In this section, “we,” “us” and “our” generally refer to the Company in the present tense or the Combined Company from and after the Business Combination.

Executive Compensation

This section discusses the material components of the executive compensation program for our executive officers who are named in the “2025 Summary Compensation Table” below. In 2025, our “named executive officers” and their positions were as follows:

•	Michael Brown, Founder and Chief Executive Officer;

•	Brian Gaebe, Chief Financial Officer; and

•	Madhuri Kommareddi, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the Business Combination may differ materially from the currently planned programs summarized in this discussion.

2025 Summary Compensation Table

The following table sets forth information concerning the compensation of our named executive officers for the year ended December 31, 2025.

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)		All Other Compensation ($)		Total ($)
Michael Brown Founder and Chief Executive Officer	2025	[	]	[	]	[	]	[	]	[	]
Brian Gaebe Chief Financial Officer	2025	[	]	[	]	[	]	[	]	[	]
Madhuri Kommareddi Chief Operating Officer	2025	[	]	[	]	[	]	[	]	[	]

(1)

Amounts reflect the full grant-date fair value of Company Options granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named executive officer. We provide information regarding the assumptions used to calculate the value of all Company Options made to executive officers in 2025.

Narrative to Summary Compensation Table

2025 Base Salaries

The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.

The 2025 annual base salaries for our named executive officers were $[   ] for Mr. Brown, $[   ] for Mr. Gaebe and $[   ] for Ms. Kommareddi. The “Salary” column of the 2025 Summary Compensation Table above shows the actual base salaries earned by each named executive officer in 2025.

Equity Compensation

2020 Equity Incentive Plan

We historically have offered awards of stock options to purchase Company Options to eligible service providers, including our named executive officers, as the long-term incentive component of our compensation program. Company Options typically vest and become exercisable over four years, with grants generally vesting as to 25% of the underlying shares on the first anniversary of the vesting commencement date and in equal monthly installments over the following three years, subject to the grantee’s continued employment through the applicable vesting date. The Company Options generally will vest in full upon a named executive officer’s termination of employment other than for cause or due to his or her death or disability within the 12-month period following a change in control.

The following table sets forth the Company Options granted to our named executive officers during 2025.

Named Executive Officer	2025 Options Granted
Michael Brown	[	]
Brian Gaebe	[	]
Madhuri Kommareddi	[	]

2026 Incentive Award Plan

In connection with the Business Combination, Live Oak’s board of directors intends to adopt, and its shareholders will be asked to approve, the 2026 Incentive Award Plan, referred to in this proxy statement/prospectus as the Incentive Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The Incentive Plan will become effective on the date on which it is approved by Live Oak’s shareholders. For additional information about the Incentive Plan, please see “The Incentive Plan Proposal” in this proxy statement/prospectus.

Other Elements of Compensation

Health and Welfare Benefits

In 2025, the named executive officers also participated in standard health and welfare plans maintained by the Company including medical, dental and vision benefits; short-term and long-term disability insurance; life insurance; and an employee assistance plan.

No Tax Gross-Ups

We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation paid or provided by the Company.

Outstanding Equity Awards at Fiscal Year-End

The following table summarizes the number of shares of the Company’s common stock underlying outstanding Company Options held by each named executive officer as of December 31, 2025.

Option Awards
Name	Grant Date		Number of Securities Underlying Unexercised Options Exercisable		Number of Securities Underlying Unexercised Options Unexercisable (1)		Option Exercise Price		Option Expiration Date
Michael Brown	[	]	[	]	[	]	[	]	[	]
Brian Gaebe	[	]	[	]	[	]	[	]	[	]
Madhuri Kommareddi	[	]	[	]	[	]	[	]	[	]

(1)	Each Company Option vests and becomes exercisable [ ].

For a description of the treatment of outstanding Company Options in connection with the Business Combination, please see the section entitled, “Interests of Directors and Executive Officers in the Business Combination,” below.

Executive Compensation Arrangements

Certain of our named executive officers are party to offer letters with the Company that provide for at-will employment that will continue until terminated at any time by either party. Pursuant to their offer letters, such executive officers are eligible to participate in the benefit plan and programs maintained by us for the benefit of our employees. None of the offer letters provide for severance payments on termination of employment.

Certain of our named executive officers also entered into the Company’s standard form of non-disclosure and non-solicitation agreement.

Director Compensation

2025 Director Compensation Table

Name	Fees earned or paid in cash ($)	Option Awards ($)(1)	Total ($)
[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]
[ ]	[ ]	[ ]	[ ]

(1)

Amounts reflect the full grant-date fair value of Company Options granted during 2025 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the director. We provide information regarding the assumptions used to calculate the value of all Company Options made to our directors in [   ].

The table below shows the aggregate numbers of Company Options (exercisable and unexercisable) held as of December 31, 2025 by each non-employee director who was serving as of December 31, 2025.

Name	Options Outstanding at Fiscal Year End
[ ]	[	]
[ ]	[	]
[ ]	[	]

In connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

Equity Incentive Plan

2020 Plan

We maintain the 2020 Plan. The material terms of the 2020 Plan are summarized below.

Termination

Following the effectiveness of the New Teamshares Incentive Plan, the 2020 Plan will terminate, and we will not make any further awards under the 2020 Plan. However, any outstanding awards granted under the 2020 Plan will remain outstanding, subject to the terms of the 2020 Plan and applicable award agreements. Shares of our common stock subject to awards granted under the 2020 Plan that expire unexercised or are cancelled, terminated, or forfeited in any manner without issuance of shares thereunder following the effective date of the New Teamshares Incentive Plan will not become available for issuance under the New Teamshares Incentive Plan.]

Eligibility and Administration

Our employees, consultants, and non-employee directors are eligible to receive awards under the 2020 Plan, subject to the limitations described therein. The 2020 Plan is administered by our board of directors, which may delegate its duties and responsibilities as it deems appropriate. The plan administrator has the authority to determine who will be granted awards, what type of awards will be granted and in what amount when and how awards will be granted, the provisions of each award, and the fair market value applicable to an award; to construe and interpret the 2020 Plan and establish, amend and revoke rules and regulations relating to the 2020 Plan; to prescribe, amend and rescind rules and regulations relating to the 2020 Plan, including rules and regulations relating to sub-plans established for non-U.S. participation in the 2020 Plan; to modify or amend an award; to determine the manner in which participants may satisfy tax withholding obligations; accelerate the vesting or exercisability of any award; to allow participants to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to a participant under an award; to approve forms of award agreements for use under the 2020 Plan; and to make all other determinations and take all other actions it deems necessary or expedient to promote the best interests of our company and that are not in conflict with the terms of the 2020 Plan.

Limitations on Awards and Shares Available

An aggregate of 1,643,244 shares of our common stock have been authorized for issuance under the 2020 Plan. The shares of our common stock issued under the 2020 Plan may consist in whole or in part of authorized but unissued shares or reacquired shares. In the event that an outstanding award expires or is cancelled for any reason, or if shares subject to an award are withheld to satisfy exercise or purchase price or tax withholding obligations, then the shares allocable to the unexercised or otherwise canceled portion of such award, or the shares withheld to satisfy the exercise or purchase price or tax withholding obligation, are currently added back to the common stock available for issuance under the 2020 Plan.

Awards

The 2020 Plan provides for the grant of stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units. All outstanding awards under the 2020 Plan are set forth in award agreements, which detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows:

•

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. Incentive stock options (“ISOs”), in contrast to nonqualified stock options, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Code are satisfied. The exercise price of a stock option may not be less than 100% of the fair market value of the underlying share on the grant date (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute awards granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Conditions applicable to stock options may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

•

Stock Appreciation Rights. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR may not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction) and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

•

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of common stock that are subject to certain vesting conditions and other restrictions. RSUs are contractual promises to deliver shares of common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of common stock prior to the delivery of the underlying shares (i.e., dividend equivalent rights). The plan administrator may provide that the delivery of the shares underlying RSUs will be deferred on a mandatory basis or at the election of the participant.

Certain Transactions

In the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, or a combination or other change in shares of our common stock, the plan administrator shall make appropriate and proportionate adjustments to the number and type of shares subject to the 2020 Plan and the number, type and price per share of stock subject to outstanding awards under the 2020 Plan. In the event of a dissolution or liquidation, all outstanding awards will terminate, provided that the plan administrator may provide for accelerated vesting before such dissolution or liquidation and contingent on its completion. In the event of a corporate transaction, the plan administrator may take one or more of the following actions, contingent upon the closing of such corporate transaction: (i) arrange for the assumption, continuation, or substitution of the awards by the surviving corporation; (ii) upon written notice to the participant, to provide that the award will terminated and cannot vest, be exercised or become payable after the applicable event; (iii) accelerate the vesting and exercisability of any award; (iv) cancel any award to the extent not vested or exercised prior to the corporate transaction in exchange for cash consideration, if any, or other rights or property selected by the plan administrator in its sole discretion, equal to the amount that would have been attained upon the exercise of such award as of the date of the occurrence of the transaction. In the event of a corporate transaction in which the successor corporation does not assume or substitute the awards, the 2020 Plan provides that outstanding awards will fully vest and become exercisable (based on target performance for performance-based awards).

Plan Amendment and Termination

Our board of directors may suspend or terminate the 2020 Plan or any portion thereof at any time and may amend it from time to time in such respects as our board of directors may deem necessary or advisable, provided that no such amendment shall be made without stockholder approval to the extent such approval is required by applicable law. Further, no such amendment, suspension or termination shall impair the rights of participants under outstanding awards without the consent of the affected participants. As described above, the 2020 Plan will terminate as of the effective date of the New Teamshares Incentive Plan.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE BUSINESS COMBINATION

The Company’s directors and executive officers have interests in the Business Combination that are different from, or in addition to, those of the Company’s Stockholders generally. These interests include, among other things, the interests listed below:

Treatment of Equity Awards in Business Combination

As described further below, certain of the Company’s directors and executive officers hold outstanding Company Options under the 2020 Plan. The Merger Agreement provides that each Company Option that is outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by Live Oak and converted into a comparable option to purchase shares of the Combined Company’s Common Stock (each, a “Converted Option”), based upon the Exchange Ratio. Each Converted Option will otherwise be subject to the same terms and conditions as applied to the underlying Company Option immediately prior to the Effective Time.

Option Awards Under the 2020 Plan

The following table sets forth, for each of the Company’s directors and executive officers, the number of shares of common stock subject to vested and unvested Company Options held by the director or executive officer as of [   ], the latest practicable date to determine such amounts before the filing of this proxy statement/prospectus. Depending on when the Closing Date occurs, certain Company Options shown in the table may vest prior to the Closing Date.

Name	Vested Company Options	Unvested Company Options
Executive Officers
Michael Brown	[ ]	[ ]
Brian Gaebe	[ ]	[ ]
Madhuri Kommareddi	[ ]	[ ]
Non-Employee Directors
Evan Moore	[ ]	[ ]

Post-Closing Director Compensation

As described above, in connection with the Business Combination, we intend to approve and implement a compensation program for our non-employee directors that consists of annual retainer fees and long-term equity awards.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Live Oak

In December 2024, the Sponsor paid $25,000, or approximately $0.004 per share, to cover certain of Live Oak’s costs in connection with the IPO in exchange for 5,750,000 Sponsor Shares. The number of the Sponsor Shares outstanding was determined based on the expectation that the total size of IPO would be a maximum of 23,000,000 units if the underwriter’s over-allotment option is exercised in full, and therefore that such Sponsor Shares would represent 20% of the outstanding shares after the IPO. Up to 750,000 of the Sponsor Shares will be surrendered for no consideration depending on the extent to which the underwriter’s over-allotment is exercised. On March 3, 2025, the underwriters exercised the over-allotment option in full as part of the closing of the IPO, as such, the 750,000 Sponsor Shares were no longer subject to forfeiture.

Pursuant to the Private Warrant Subscription Agreement, the Sponsor purchased an aggregate of 4,500,000 Private Warrants, at a price of $1.00 per Private Warrant, for an aggregate purchase price of $4,500,000, in the Private Placement that was consummated simultaneously with the IPO. Each Private Warrant entitles the holder thereof to purchase one Live Oak Class A Ordinary Share at $11.50 per share, subject to adjustment as set forth in the Private Warrant Subscription Agreement. The Private Warrants are identical to the Public Warrants included as part of the Units sold in the IPO, subject to certain limited exceptions. If Live Oak does not complete the initial business combination by February 27, 2027 (or such other date as may be approved by the Live Oak shareholders), the Private Warrants will expire worthless. The Private Warrants are subject to the transfer restrictions set forth in the Private Warrant Subscription Agreement.

Prior to or in connection with the completion of the initial business combination, there may be payment by Live Oak to the Sponsor or a member of Live Oak’s management team and advisor or one of their affiliates of a finder’s fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of the initial business, which, if made prior to the completion of the initial business combination, will be paid from funds held outside the Trust Account.

Pursuant to the Administrative Services Agreement, Live Oak currently utilizes office space at 4921 William Arnold Road, Memphis, TN 38117 from Live Oak Merchant Partners, an affiliate of the Sponsor. Live Oak pays such Sponsor affiliate $17,500 per month for office space and secretarial and administrative support services provided to Live Oak. Upon completion of the initial business combination or liquidation, Live Oak will cease paying these monthly fees. As of [ ], 2025, Live Oak has paid $[ ] pursuant to the Administrative Services Agreement.

The Sponsor has agreed to loan Live Oak an aggregate of up to $300,000 to be used for a portion of the expenses of the IPO. The loan is non-interest bearing, unsecured and payable on the date of the IPO. As of June 30, 2025, Live Oak has repaid the Sponsor the outstanding balance of $176,573 of such loan. Borrowings under the loan are no longer available.

Live Oak expects to fund its working capital requirements prior to its initial business combination from funds held outside the Trust Account. In addition, in order to finance transaction costs in connection with an initial business combination, the Sponsor or an affiliate of the Sponsor or certain of Live Oak’s officers and directors may, but are not obligated to, loan Live Oak funds as may be required on a non-interest basis. If Live Oak completes an initial business combination, Live Oak would repay such loaned amounts. In the event that the initial business combination does not close, Live Oak may use available working capital (if any) to repay such loaned amounts but no proceeds from the Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into warrants at a price of $1.00 per warrant at the option of the Sponsor. Such warrants would be identical to the Private Placement Warrants. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of Live Oak’s initial business combination, Live Oak does not expect to seek loans from parties other than the Sponsor or an affiliate of the Sponsor as Live Oak does not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in the Trust Account.

Any of the foregoing payments to the Sponsor, repayments of loans from the Sponsor or repayments of Working Capital Loans prior to our initial business combination will be made using funds held outside the Trust Account.

After the initial business combination, members of Live Oak’s management team who remain with the Combined Company may be paid consulting, management or other fees from the Combined Company with any and all amounts being fully disclosed to Live Oak shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to Live Oak shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider the initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Live Oak entered into a Registration Rights Agreement, dated as of February 27, 2025, with respect to the Sponsor Shares, Private Placement Warrants and any warrants that may be issued upon conversion of any Working Capital Loans (and any underlying Live Oak Class A Ordinary Shares). Pursuant to such agreement, holders of such securities have registration rights to require Live Oak to register a sale of any of its securities held by them. The holders of these securities are entitled to make up to three demands, excluding short form demands, that Live Oak register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of an initial business combination. Live Oak will bear the expenses incurred in connection with the filing of any such registration statements.

Teamshares

Teamshares Dependable Capital, LLC

During 2025, Teamshares Dependable Capital LLC (“Dependable Capital”), a wholly owned subsidiary of Teamshares Inc., entered into a series of loan arrangements with multiple lenders that resulted in aggregate net proceeds of approximately $11.5 million. The loans bear cash interest at 12% per annum, payable quarterly, plus 6% per annum paid-in-kind interest, compounded quarterly, and mature on June 30, 2027. The loans may be prepaid at any time subject to a 3% prepayment fee. In connection with these loans, lenders collectively received 15,558 warrants to purchase shares of Teamshares Inc. at an exercise price consistent with the Company’s Series E Preferred Stock Issuance. A portion of these loan commitments were made by members of the Company’s management and Board of Directors:

•

On February 6, 2025, Michael Brown invested $1,000,000 in Dependable Capital. In connection with the investment, Mr. Brown received a warrant to purchase shares of Teamshares Series E Preferred Stock equal to 10% of the loan principal.

•

On April 1, 2025, Kevin Shiiba invested $1,100,000 in Dependable Capital. In connection with the investment, Mr. Shiiba received a warrant to purchase shares of Teamshares Series E Preferred Stock equal to 10% of the loan principal.

•

On April 1, 2025, Evan Moore invested $500,000 in Dependable Capital. In connection with the investment, Mr. Moore received a warrant to purchase shares of Teamshares Series E Preferred Stock equal to 10% of the loan principal.

•

On February 5, 2025, Alex Eu invested $300,000 in Dependable Capital. In connection with the investment, Mr. Eu received a warrant to purchase shares of Teamshares Series E Preferred Stock equal to 10% of the loan principal.

•

Each of Michael Brown, Alex Eu and Kevin Shiiba previously lent $1,000,000 to Patina Holdings, Inc., a Delaware corporation and Operating Subsidiary (such loans, collectively, the “Patina Founder Loans”). The Patina Founder Loans were subsequently reassigned to Dependable Capital, in corresponding amounts. The Patina Founder Loans do not have Series E Preferred Stock warrants attached to such investments.

In the aggregate, the counterparties to approximately $6.0 million of the Dependable Capital loans were members of the Company’s management and Board of Directors. The Company Board considered these transactions in light of the Company’s financing needs and determined that the terms, including the 12% cash interest, the 6% PIK interest and associated warrants, were commercially reasonable to the Company.

Executive and Director Guarantees of Company Obligations

Certain executives have provided personal guarantees of obligations incurred by the Company or its subsidiaries:

Michael Brown: Mr. Brown has provided a personal guaranty and suretyship of (i) the Note issued by Planforce Inc. as of February 3, 2020 to Planforce Group, LLC, in the original principal amount of $695,389.64, bearing interest at 7% per annum and maturing on January 31, 2030, and (ii) Teamshares Inc.’s related earnout obligations capped at $95,000 arising under the February 3, 2020 asset purchase agreement. The guaranty and suretyship agreement with Planforce Group, LLC will be terminated prior to Closing.

Mr. Brown also personally guaranteed (i) a seller note issued by Teamshares Inc. as of December 1, 2023 to the sellers thereto, as amended, in the principal amount of $405,000, bearing interest at 5% per annum and maturing on December 1, 2028, (ii) a seller note issued as of February 15, 2024 to the sellers thereto in the principal amount of $450,000, bearing interest at 6.25% per annum and maturing on February 15, 2029, and (iii) a lease obligation relating to premises at 643 Hudson Street, New York, NY, under a lease dated August 22, 2019, with remaining obligations of approximately $0.5 million as of December 31, 2024 and a remaining term through May 30, 2028.

Mr. Brown has also personally guaranteed (i) a seller note issued as of January 17, 2025 to the sellers thereto in the principal amount of $400,000, bearing interest at 6% per annum and maturing on January 17, 2030, and (ii) a $4,500,000 commercial loan to Mama’s Pizza Omaha, Inc. from Union Bank and Trust Company, bearing interest at 7.95% per annum and maturing on January 1, 2030. The loan agreement with Mama’s Pizza will terminate prior to Closing.

Alex Eu: Mr. Eu has provided a personal guaranty and suretyship of (i) the Note issued by Planforce Inc. as of February 3, 2020 to Planforce Group, LLC, in the original principal amount of $695,389.64, bearing interest at 7% per annum and maturing on January 31, 2030, and (ii) Teamshares’ related earnout obligations capped at $95,000 arising under the February 3, 2020 asset purchase agreement. The guaranty and suretyship agreement with Planforce Group, LLC will be terminated prior to Closing.

The Company Board reviewed these guarantees, which were provided without additional Company consideration, in light of the Company’s financing strategy and the interests of stockholders.

Series E Financing

Amended and Restated Investors’ Rights Agreement: On June 20, 2024, Teamshares entered into an Amended and Restated Investors’ Rights Agreement (the “Investor Rights Agreement”) with certain significant stockholders (including Khosla Ventures, QED Growth Fund, Inspired Capital Partners and others) and Michael Brown. The Investors’ Rights Agreement provides certain investors with customary demand and piggyback registration rights for “Registrable Securities,” information and inspection rights, confidentiality obligations and a right of first offer on future issuances for “Major Investors” (generally, holders of at least 400,000 shares of Registrable Securities, as adjusted). It also provides limited board observer rights for specified legacy investors while they maintain minimum ownership thresholds, subject to customary limitations.

Amended and Restated Voting Agreement : On June 20, 2024, Teamshares entered into an Amended and Restated Voting Agreement (the “Voting Agreement”) with certain investors and key holders, including Michael Brown. The Voting Agreement provides certain preferred and common holders with rights to elect specified directors and includes customary provisions governing the voting and transfer of shares. It also contains drag-along provisions that, upon requisite approvals (including Board approval and specified stockholder majorities), require stockholders to support a “Sale of the Company,” including a SPAC transaction, subject to stated conditions.

Right of First Refusal and Co-Sale Agreement: On June 20, 2024, Teamshares entered into an Amended and Restated Right of First Refusal and Co-Sale Agreement (the “ROFR Agreement” and, together with the Voting Agreement and the Investor Rights Agreement, the “Series E Agreements”) with certain investors and key holders, including Michael Brown. The ROFR Agreement grants the Company a right of first refusal and provides secondary purchase and co sale rights to the Series E investors over transfers by “Key Holders,” including founders and certain executives (such as Michael Brown, Alex Eu and Kevin Shiiba). It also contains market-standoff/lock-up provisions customary for an IPO and joinder mechanics for future issuances and additional key holders.

The Company Board reviewed the Series E Agreements and the rights described above and determined that they were negotiated at arm’s length with third-party investors and are customary for private venture-backed companies at the Company’s stage. The Board also considered the interests of directors affiliated with investor funds party to the Series E Agreements when approving these transactions.

Other Related Party Arrangements

Certain executives own direct and indirect minority interests in a customer of the Company. Revenue from this customer for the year ended December 31, 2024 was immaterial. The Board (or audit committee) reviewed this relationship and determined it did not present a material related party transaction.

Policies for Approval of Related Person Transactions

The Combined Company will adopt a formal written policy that will be effective upon the Closing providing that the Combined Company’s officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of the Company’s capital stock, any member of the immediate family of any of the foregoing persons and any firm, corporation or other entity in which any of the foregoing persons is employed or is a general partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, are not permitted to enter into a related party transaction with the Combined Company without the approval of the Combined Company’s nominating and corporate governance committee, subject to certain exceptions. For more information, see the section entitled [”Management of the Company Following the Business Combination — Related Person Policy of the Company”].

Voting Agreements

In connection with the Business Combination, Teamshares and Live Oak have entered into voting agreements with the Sponsor and certain significant Teamshares stockholders. For more information, please see “The Business Combination Proposal — The Merger Agreement — Voting Agreement” and “The Business Combination Proposal — The Merger Agreement — Insider Letter Agreement Amendment” of this proxy statement/prospectus.

Initial PIPE Subscription Agreements

In connection with the Initial PIPE Investment, each of Michael Brown, Alex Eu, Brian Gaebe, Madhuri Kommareddi and Kevin Shiiba, who are expected to serve as officers and/or directors of the Combined Company, entered into Initial PIPE Subscription Agreements with Live Oak, pursuant to which each agreed to purchase shares of Live Oak common stock. Specifically, Mr. Brown, who is expected to serve as Chief Executive Officer of the Combined Company, Mr. Eu, who is expected to serve as President of the Combined

Company and Mr. Shiiba, who is expected to serve as the Chief Technology Officer of the Combined Company, each agreed to purchase such securities for an aggregate purchase price of $250,000. Mr. Gaebe, who is expected to serve as Chief Financial Officer and Ms. Kommareddi, who is expected to serve as Chief Operating Officer, each agreed to purchase such securities for an aggregate purchase price of $125,000. The terms of such subscriptions, including the purchase price and rights and preferences, are substantially the same as those offered to other investors in the Initial PIPE Investment. See “Other Related Events in Connection with the Business Combination - Initial PIPE Investment” for more information.

APPRAISAL RIGHTS

Live Oak shareholders do not have appraisal or dissenters’ rights in connection with the Business Combination under the Companies Act.

LEGAL MATTERS

Certain legal matters relating to the validity of the common stock to be issued hereunder will be passed upon for Live Oak by Ellenoff Grossman & Schole LLP, New York, New York.

EXPERTS

The financial statements of Live Oak as of December 31, 2024 and for the period from November 27, 2024 (inception) through December 31, 2024 appearing in this proxy statement/prospectus have been audited by Withum Smith+Brown, PC (which contains an explanatory paragraph relating to substantial doubt about the ability of Live Oak Acquisition Corp. V to continue as a going concern as described in Note 1 to the financial statements), independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere in this proxy statement/prospectus, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements of Teamshares Inc. and subsidiaries as of December 31, 2024 and for the year ended December 31, 2024 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for Live Oak’s securities is CST.

DELIVERY OF DOCUMENTS TO SHAREHOLDERS

Pursuant to the rules of the SEC, Live Oak and servicers that it employs to deliver communications to Live Oak shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of this proxy statement/prospectus. Upon written or oral request, Live Oak will deliver a separate copy of this proxy statement/prospectus to any shareholder at a shared address to which a single copy of this proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Shareholders receiving multiple copies of this proxy statement/prospectus may likewise request that Live Oak deliver single copies of Live Oak’s proxy statement in the future. Shareholders may notify Live Oak of their requests by calling or writing Live Oak at its principal executive offices at c/o Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN 38117, (901) 270-3107. Following the Business Combination, communications should be sent to Teamshares at 214 Sullivan Street, 6B, New York, New York 10012.

SUBMISSION OF SHAREHOLDER PROPOSALS

The Live Oak Board is aware of no other matter that may be brought before the Live Oak Extraordinary General Meeting.

FUTURE SHAREHOLDER PROPOSALS

For any proposal to be considered for inclusion in the Combined Company’s proxy statement and form of proxy for submission to the shareholders at the Combined Company’s 2026 annual meeting of shareholders, assuming consummation of the Business Combination, it must be submitted in writing and comply with the requirements of Rule 14a-8 of the Exchange Act and the Bylaws. Since the 2026 annual meeting would be the Combined Company’s first annual meeting of shareholders, such proposals must be received by the Combined Company a reasonable time before it begins to print and mail the 2026 annual meeting proxy materials in order to be considered for inclusion in such proxy materials for the 2026 annual meeting.

In addition, if the Business Combination is consummated, the Proposed Bylaws provide notice procedures for shareholders to nominate a person as a director and to propose business to be considered by shareholders at a meeting. To be timely, a shareholder’s notice must be delivered to the Combined Company not later than the close of business on the 90th day nor earlier than the opening of business on the 120th day before the anniversary date of the immediately preceding annual meeting of shareholders. Nominations and proposals also must satisfy other requirements set forth in the Proposed Bylaws. The Combined Company’s Board may refuse to acknowledge the introduction of any shareholder proposal not made in compliance with the foregoing procedures.

SHAREHOLDER COMMUNICATIONS

Shareholders and interested parties may communicate with the Live Oak Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of Richard J. Hendrix, Chief Executive Officer, c/o Live Oak Acquisition Corp. V, 4921 William Arnold Road, Memphis, TN 38117. Following the Business Combination, such communications should be sent to [ ]. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION

The Combined Company has filed a registration statement on Form S-4 to register the issuance of securities described elsewhere in this proxy statement/prospectus. This proxy statement/prospectus is a part of that registration statement.

Information and statements contained in this proxy statement/prospectus or any annex to this proxy statement/prospectus are qualified in all respects by reference to the copy of the relevant contract or other annex filed as an exhibit to the registration statement of which this proxy statement/prospectus forms a part, which includes exhibits incorporated by reference from other filings made with the SEC.

If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Live Oak Extraordinary General Meeting, you should contact Live Oak by telephone or in writing at the following address and telephone number:

Richard J. Hendrix

c/o Live Oak Acquisition Corp. V 4921 William Arnold Road

Memphis, TN 38117

(901) 270-3107

You may also obtain these documents by requesting them in writing or by telephone from Live Oak’s proxy solicitation agent, [ ], at the following address and telephone number:

[ ]

If you are a shareholder of Live Oak and would like to request documents, please do so by [ ], 2026, in order to receive them before the Live Oak Extraordinary General Meeting. If you request any documents from Live Oak, Live Oak will mail them to you by first class mail, or another equally prompt means.

All information contained in this proxy statement/prospectus relating to Live Oak has been supplied by or on behalf of Live Oak, and all such information relating to Teamshares has been supplied by or on behalf of Teamshares. Information provided by either Live Oak or Teamshares, or their respective representatives, does not constitute any representation, estimate or projection of any other party. Live Oak’s website is www.liveoakacq.com and Teamshares’ website is www.teamshares.com. The information on these websites is neither incorporated by reference into this proxy statement/prospectus, or into any other filings with, or into any other information furnished or submitted to, the SEC.

This document is a proxy statement of Live Oak for the Live Oak Extraordinary General Meeting and constitutes a prospectus of the Combined Company under the Securities Act with respect to the shares of Combined Company Common Stock to be issued to Teamshares’ members under the Merger Agreement. Live Oak has not authorized anyone to give any information or make any representation about the Business Combination, Live Oak or Teamshares that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus, unless the information specifically indicates that another date applies.

Live Oak Acquisition Corp. V

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of

Live Oak Acquisition Corp. V;

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Live Oak Acquisition Corp. V (the “Company”) as of December 31, 2024, and the related statements of operations, changes in shareholder’s equity, and cash flows for the period from November 27, 2024 (inception) through December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period from November 27, 2024 (inception) through December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Going Concern Uncertainty

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company does not have sufficient cash and working capital to sustain its operations and the Company’s ability to execute its business plan is dependent upon its completion of the proposed initial public offering described in Note 1 to the financial statements. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ WithumSmith+Brown, PC

We have served as the Company’s auditor since 2024.

New York, New York

February 13, 2025

Live Oak Acquisition Corp. V

BALANCE SHEET

December 31, 2024

Assets:
Current asset – prepaid expenses	$8,502
Deferred offering costs	59,044

Total Assets	$67,546

Liabilities and Shareholder’s Equity:
Accrued expenses	$2,750
Promissory note – related party	58,367

Total Current Liabilities	61,117

Commitments and Contingencies (Note 6)
Shareholder’s Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued or outstanding	—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; none issued or outstanding	—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 5,750,000 shares issued and outstanding(1)	575
Additional paid-in capital	24,425
Accumulated deficit	(18,571)

Total Shareholder’s Equity	6,429

Total Liabilities and Shareholder’s Equity	$67,546

(1)	Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 7).

The accompanying notes are an integral part of the financial statements.

Live Oak Acquisition Corp. V

STATEMENT OF OPERATIONS

FOR THE PERIOD FROM NOVEMBER 27, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

General and administrative expenses	$18,571

Net loss	$(18,571)

Basic and diluted weighted average Class B ordinary shares outstanding(1)	5,000,000

Basic and diluted net loss per Class B ordinary share	$(0.00)

(1)	Excludes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 7).

The accompanying notes are an integral part of the financial statements.

Live Oak Acquisition Corp. V

STATEMENT OF CHANGES IN SHAREHOLDER’S EQUITY

FOR THE PERIOD FROM NOVEMBER 27, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

	Class B Ordinary shares		Additional Paid-In Capital	Accumulated Deficit	Shareholder’s Equity
	Shares	Amount
Balance as of November 27, 2024 (inception)	—	$—	$—	$—	$—
Class B ordinary shares issued to Sponsor(1)	5,750,000	575	24,425	—	25,000
Net loss	—	—	—	(18,571)	(18,571)

Balance as of December 31, 2024	5,750,000	$575	$24,425	$(18,571)	$6,429

(1)	Includes up to 750,000 Class B ordinary shares subject to forfeiture if the over-allotment option is not exercised in full or in part by the underwriters (Note 7).

The accompanying notes are an integral part of the financial statements.

Live Oak Acquisition Corp. V

STATEMENT OF CASH FLOWS

FOR THE PERIOD FROM NOVEMBER 27, 2024 (INCEPTION) THROUGH DECEMBER 31, 2024

Cash flows from operating activities:
Net loss	$(18,571)
Adjustments to reconcile net loss to net cash used in operating activities:
Payment of formation costs included in general and administrative expenses through promissory note – related party	5,370
Payment of general and administrative expenses through promissory note – related party	10,451
Changes in operating assets and liabilities:
Accrued expenses	2,750

Net cash used in operating activities	—

Net change in cash	—
Cash, beginning of the period	—

Cash, end of the period	$—

Noncash investing and financing activities:
Prepaid expenses paid through promissory note – related party	$28,955
Deferred offering costs paid by Sponsor in exchange for issuance of Class B ordinary shares	$25,000
Deferred offering costs paid through promissory note – related party	$13,591

The accompanying notes are an integral part of the financial statements.

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 1 — Organization and Business Operations and Going Concern

Live Oak Acquisition Corp. V (the “Company”) is a blank check company incorporated as a Cayman Islands exempted corporation on November 27, 2024. The Company was incorporated for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or similar Business Combination with one or more businesses (the “Business Combination”). The Company has not selected any specific Business Combination target and the Company has not, nor has anyone on its behalf, engaged in any substantive discussions, directly or indirectly, with any Business Combination target with respect to an initial Business Combination with the Company.

As of December 31, 2024, the Company had not commenced any operations. All activity for the period from November 27, 2024 (inception) through December 31, 2024 relates to the Company’s formation and the Proposed Public Offering (as defined below). The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income on the proceeds derived from the Proposed Public Offering (as defined below). The Company has selected December 31 as its fiscal year end.

The Company’s Sponsor is Live Oak Sponsor V, LLC (the “Sponsor”). The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a Proposed Public Offering of 20,000,000 units at $10.00 per unit (the “Units”) (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full), which is discussed in Note 3 (the “Proposed Public Offering”), and the sale of an aggregate of 4,500,000 Private Placement Warrants (including if the underwriters’ over-allotment option is exercised in full) (the “Private Placement Warrants”) to the Sponsor at a price of $1.00 per warrant, or $4,500,000 in the aggregate, in a private placement that will close simultaneously with the Proposed Public Offering. Each Unit consists of one Class A ordinary share and one-half of one redeemable warrant. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share. The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Proposed Public Offering and the Private Placement Warrants, although substantially all of the net proceeds are intended to be generally applied toward consummating a Business Combination (less deferred underwriting commissions).

The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net balance in the Trust Account (as defined below) (excluding the amount of deferred underwriting discounts held and taxes payable on the income earned on the Trust Account) at the time of the signing an agreement to enter into a Business Combination. However, the Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended (the “Investment Company Act”). There is no assurance that the Company will be able to successfully effect a Business Combination.

Upon the closing of the Proposed Public Offering, management has agreed that an aggregate of $10.05 per Unit sold in the Proposed Public Offering will be held in a Trust Account (the “Trust Account”) and may only be invested in U.S. government treasury obligations with a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 under the Investment Company Act, which invest only in direct U.S. government treasury obligations; the holding of these assets in this form is intended to be temporary and for the sole purpose of facilitating the intended business combination. To mitigate the risk that the Company might be deemed to be an investment company for purposes of the Investment Company Act, which risk increases the longer that the Company holds investments in the Trust Account, the Company may, at any time (based on

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 1 — Organization and Business Operations and Going Concern (cont.)

management team’s ongoing assessment of all factors related to the Company’s potential status under the Investment Company Act), instruct the trustee to liquidate the investments held in the Trust Account and instead to hold the funds in the Trust Account in cash or in an interest or non-interest bearing account at a bank. Interest earned on the funds held in the Trust Account may only be released to the Company to pay its taxes, if any, and any such withdrawals can only be made from interest and not from the principal held in the trust account. The proceeds from the Proposed Public Offering and the sale of the Private Placement Warrants will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of the Company’s public shares if the Company is unable to complete the initial Business Combination within 21 months from the closing of the Proposed Public Offering (or 24 months from the closing of the Proposed Public Offering if the Company has executed a definitive agreement for an initial Business Combination within 21 months from the closing of this offering; no redemption rights shall be offered to public shareholders in connection with any such extension from 21 months to 24 months if the Company has executed a definitive agreement for an initial Business Combination within 21 months from the closing of the Proposed Public Offering) or by such earlier liquidation date as the board of directors may approve (the “Completion Window”), subject to applicable law, or (iii) the redemption of the Company’s public shares properly submitted in connection with a shareholder vote to amend the Company’s amended and restated memorandum and articles of association to (A) modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the Company’s public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public shareholders.

The Company will provide the Company’s public shareholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a general meeting called to approve the initial Business Combination or (ii) without a shareholder vote by means of a tender offer. The decision as to whether the Company will seek shareholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The public shareholders will be entitled to redeem their shares at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of the initial Business Combination, including interest earned on the funds held in the Trust Account (less taxes payable), divided by the number of then outstanding public shares, subject to the limitations. The amount in the Trust Account is initially anticipated to be $10.05 per public share.

The ordinary shares subject to redemption will be recorded at a redemption value and classified as temporary equity upon the completion of the Proposed Public Offering, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.”

The Company will have only the duration of the Completion Window to complete the initial Business Combination. However, if the Company is unable to complete its initial Business Combination within the Completion Window, the Company will as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 1 — Organization and Business Operations and Going Concern (cont.)

public shares and completely extinguish public shareholders’ rights as shareholders (including the right to receive further liquidation or other distributions, if any), subject to the Company’s obligations under Cayman Islands law to provide for claims of creditors and subject to the other requirements of applicable law.

The Sponsor, officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately negotiated transactions) in favor of the initial Business Combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the Business Combination transaction).

The Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.05 per public share and (ii) the actual amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.05 per share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to the monies held in the Trust Account (whether or not such waiver is enforceable) nor will it apply to any claims under the Company’s indemnity of the underwriters of the Proposed Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). However, the Company has not asked the Sponsor to reserve for such indemnification obligations, nor has the Company independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and the Company believes that the Sponsor’s only assets are securities of the Company. Therefore, the Company cannot assure that the Sponsor would be able to satisfy those obligations.

Going Concern Consideration

As of December 31, 2024, the Company had no cash and a working capital deficit of $52,615. The Company has incurred and expects to continue to incur significant costs in pursuit of its financing and acquisition plans. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of time within one year after the date that the financial statements are issued. Management plans to address this uncertainty through the Proposed Public Offering. There is no assurance that the Company’s plans to raise capital or to consummate a Business Combination will be successful or successful within the period available to consummate a Business Combination. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 2 — Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“US GAAP”) and pursuant to the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”).

Emerging Growth Company Status

The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Deferred Offering Costs

The Company complies with the requirements of the ASC 340-10-S99 and SEC Staff Accounting Bulletin Topic 5A. “Expenses of Offering.” Deferred offering costs consist principally of professional and registration fees that are related to the Proposed Public Offering. FASB ASC 470-20, “Debt with Conversion and Other Options,” addresses the allocation of proceeds from the issuance of convertible debt into its equity and debt components. The Company applies this guidance to allocate Proposed Public Offering proceeds from the Units between Class A ordinary shares and warrants, using the residual method by allocating Proposed Public Offering proceeds first to assigned value of the warrants and then to the Class A ordinary shares. Offering costs allocated to the Class A ordinary shares subject to possible redemption will be charged to temporary equity, and

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 2 — Significant Accounting Policies (cont.)

offering costs allocated to the Public and Private Placement Warrants will be charged to shareholder’s equity as Public and Private Placement Warrants, after management’s evaluation, will be accounted for under equity treatment. Should the Proposed Public Offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Fair Value of Financial Instruments

The fair value of the Company’s assets and liabilities, which qualify as financial instruments under FASB ASC 820, “Fair Value Measurements and Disclosures,” approximates the carrying amounts represented in the balance sheet, primarily due to its short-term nature.

Net Loss Per Ordinary Share

Net loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares outstanding during the period, excluding ordinary shares subject to forfeiture. Weighted average shares were reduced for the effect of an aggregate of 750,000 ordinary shares that are subject to forfeiture if the over-allotment option is not exercised by the underwriters (see Note 7). As of December 31, 2024, the Company did not have any dilutive securities and other contracts that could, potentially, be exercised or converted into ordinary shares and then share in the earnings of the Company. As a result, diluted loss per ordinary share is the same as basic loss per ordinary share for the period presented.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, “Income Taxes,” which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company’s management determined that the Cayman Islands is the Company’s major tax jurisdiction. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. As of December 31, 2024, there were no unrecognized tax benefits and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position.

The Company is considered to be an exempted Cayman Islands company with no connection to any other taxable jurisdiction and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. As such, the Company’s tax provision was zero for the period presented.

Derivative Financial Instruments

The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”.

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 2 — Significant Accounting Policies (cont.)

For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date. The underwriters’ over-allotment option is deemed to be a freestanding financial instrument indexed to the contingently redeemable shares and will be accounted for as a liability pursuant to ASC 480 if not fully exercised at the time of the Proposed Public Offering.

Warrant Instruments

The Company will account for the Public and Private Placement Warrants to be issued in connection with the Proposed Public Offering and the private placement in accordance with the guidance contained in FASB ASC Topic 815, “Derivatives and Hedging”. Accordingly, the Company evaluated and will classify the warrant instruments under equity treatment at their assigned values. There are no Public or Private Warrants currently outstanding as of December 31, 2024.

Recent Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting” (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU require disclosures, on an annual and interim basis, of significant segment expenses that are regularly provided to the chief operating officer decision maker (“CODM”), as well as the aggregate amount of other segment items included in the reported measure of segment profit or loss. The ASU requires that a public entity disclose the title and position of the CODM and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Public entities will be required to provide all annual disclosures currently required by Topic 280 in interim periods, and entities with a single reportable segment are required to provide all the disclosures required by the amendments in this ASU and existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The Company adopted ASU 2023-07 on November 27, 2024, date of incorporation.

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Note 3 — Proposed Public Offering

In the Proposed Public Offering, the Company will offer for sale up to 20,000,000 Units (or 23,000,000 Units if the underwriters’ over-allotment option is exercised in full) at a purchase price of $10.00 per Unit. Each Unit consists of one Class A ordinary share, and one-half of one redeemable warrant. Each whole warrant will entitle the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment. Each warrant will become exercisable 30 days after the completion of the initial Business Combination and will expire five years after the completion of the initial Business Combination, or earlier upon redemption or liquidation.

Warrants — No warrants are currently outstanding. Each whole warrant entitles the holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment as discussed herein. The warrants

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 3 — Proposed Public Offering (cont.)

cannot be exercised until 30 days after the completion of the initial Business Combination, and will expire at 5:00 p.m., New York City time, five years after the completion of the initial Business Combination or earlier upon redemption or liquidation.

The Company will not be obligated to deliver any Class A ordinary shares pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A ordinary shares underlying the warrants is then effective and a prospectus relating thereto is current. No warrant will be exercisable and the Company will not be obligated to issue a Class A ordinary share upon exercise of a warrant unless the Class A ordinary share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless. In no event will the Company be required to net cash settle any warrant. In the event that a registration statement is not effective for the exercised warrants, the purchaser of a unit containing such warrant will have paid the full purchase price for the unit solely for the Class A ordinary share underlying such unit.

Under the terms of the warrant agreement, the Company has agreed that, as soon as practicable, but in no event later than 20 business days, after the closing of its Business Combination, it will use its commercially reasonable efforts to file with the SEC a post-effective amendment to the registration statement for the Proposed Public Offering or a new registration statement covering the registration under the Securities Act of the Class A ordinary shares issuable upon exercise of the warrants and thereafter will use its commercially reasonable efforts to cause the same to become effective within 60 business days following the Company’s initial Business Combination and to maintain a current prospectus relating to the Class A ordinary shares issuable upon exercise of the warrants until the expiration of the warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the Class A ordinary shares issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A ordinary shares are at the time of any exercise of a warrant not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of public warrants who exercise their warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, and in the event the Company does not so elect, the Company will use its commercially reasonable efforts to register or qualify the shares under applicable blue sky laws to the extent an exemption is not available.

If the holders exercise their public warrants on a cashless basis, they would pay the warrant exercise price by surrendering the warrants for that number of Class A ordinary shares equal to the quotient obtained by dividing (x) the product of the number of Class A ordinary shares underlying the warrants, multiplied by the excess of the “fair market value” of the Class A ordinary shares over the exercise price of the warrants by (y) the fair market value. The “fair market value” is the average reported closing price of the Class A ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of exercise is received by the warrant agent or on which the notice of redemption is sent to the holders of warrants, as applicable.

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 3 — Proposed Public Offering (cont.)

Redemption of Warrants When the Price per Class A Ordinary Share Equals or Exceeds $18.00: The Company may redeem the outstanding warrants:

•	in whole and not in part;

•	at a price of $0.01 per warrant;

•	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”); and

•

if, and only if, the closing price of the Class A ordinary shares equals or exceeds $18.00 per share (as adjusted for adjustments to the number of shares issuable upon exercise or the exercise price of a warrant) for any 20 trading days within a 30-trading day period commencing at least 30 days after completion of the initial business combination and ending three business days before the Company sends the notice of redemption to the warrant holders.

Additionally, if the number of outstanding Class A ordinary shares is increased by a share capitalization payable in Class A ordinary shares, or by a sub-division of ordinary shares or other similar event, then, on the effective date of such share capitalization, sub-division or similar event, the number of Class A ordinary shares issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding ordinary shares. A rights offering made to all or substantially all holders of ordinary shares entitling holders to purchase Class A ordinary shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A ordinary shares equal to the product of (i) the number of Class A ordinary shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A ordinary shares) and (ii) the quotient of (x) the price per Class A ordinary share paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A ordinary shares, in determining the price payable for Class A ordinary shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of Class A ordinary shares as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the Class A ordinary shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if (x) the Company issues additional Class A ordinary shares or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at a Newly Issued Price of less than $9.20 per Class A ordinary share, (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds (including from such issuances and this offering), and interest thereon, available for the funding of the initial Business Combination on the date of the consummation of the initial Business Combination (net of redemptions), and (z) the Market Value of Class A ordinary shares is below $9.20 per share, then the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.

Note 4 — Private Placement

The Sponsor has committed to purchase an aggregate of 4,500,000 warrants, each exercisable to purchase one Class A ordinary share at $11.50 per share, at a price of $1.00 per warrant, or $4,500,000 in the aggregate, in a private placement that will close simultaneously with the closing of the Proposed Public Offering. Each whole warrant entitles the registered holder to purchase one Class A ordinary share at a price of $11.50 per share, subject to adjustment.

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 4 — Private Placement (cont.)

The Private Placement Warrants will be identical to the Public Warrants sold in the Proposed Public Offering except that, so long as they are held by the Sponsor, or their permitted transferees, the Private Placement Warrants (i) may not (including the Class A ordinary shares issuable upon exercise of these Private Placement Warrants), subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of the initial Business Combination and (ii) will be entitled to registration rights.

The Sponsor and the Company’s officers and directors have entered into a letter agreement with the Company, pursuant to which they have agreed to (i) waive their redemption rights with respect to their founder shares and public shares in connection with the completion of the initial Business Combination or an earlier redemption in connection with the commencement of the procedures to consummate the initial Business Combination if the Company determines it is desirable to facilitate the completion of the initial Business Combination; (ii) waive their redemption rights with respect to their founder shares and public shares in connection with a shareholder vote to approve an amendment to the Company’s amended and restated memorandum and articles of association (A) to modify the substance or timing of the Company’s obligation to allow redemption in connection with the initial Business Combination or to redeem 100% of the public shares if the Company has not consummated an initial Business Combination within the Completion Window or (B) with respect to any other material provisions relating to shareholders’ rights or pre-initial Business Combination activity; (iii) waive their rights to liquidating distributions from the Trust Account with respect to their founder shares if the Company fails to complete the initial Business Combination within the Completion Window, although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the initial Business Combination within the Completion Window and to liquidating distributions from assets outside the trust account; and (iv) vote any founder shares held by them and any public shares purchased during or after the Proposed Public Offering (including in open market and privately negotiated transactions) in favor of the initial Business Combination (except that any public shares such parties may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act would not be voted in favor of approving the Business Combination transaction).

Note 5 — Related Party Transactions

Founder Shares

On December 20, 2024, the Sponsor made a capital contribution of $25,000, or approximately $0.004 per share, by payment of offering costs on the Company’s behalf, for which the Company issued 5,750,000 founder shares to the Sponsor. Up to 750,000 of the founder shares may be surrendered by the Sponsor for no consideration depending on the extent to which the underwriters’ over-allotment is exercised.

The Company’s initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issued upon conversion thereof until the earlier to occur of (i) one year after the completion of the initial Business Combination or (ii) the date on which the Company completes a liquidation, merger, share exchange or other similar transaction after the initial Business Combination that results in all of the Company’s initial shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property. Any permitted transferees will be subject to the same restrictions and other agreements of the Company’s initial shareholders with respect to any founder shares (the “Lock-up”). Notwithstanding the foregoing, if (1) the closing price of the Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination or (2) if the Company consummates a transaction after the initial Business Combination which results in the

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 5 — Related Party Transactions (cont.)

Company’s initial shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the Lock-up.

Promissory Note — Related Party

The Sponsor has agreed to loan the Company an aggregate of up to $300,000 to be used for a portion of the expenses of the Proposed Public Offering. The loan is non-interest bearing, unsecured and payable on the date of the Proposed Public Offering from the proceeds of the $1,000,000 of offering proceed that has been allocated to the payment of offering expenses. As of December 31, 2024, the Company had borrowed $58,367 under the promissory note.

Administrative Services Agreement

Commencing on the effective date of the Proposed Public Offering, the Company will enter into an agreement with the Sponsor or an affiliate to pay an aggregate of $17,500 per month for office space, utilities, and secretarial and administrative support.

Working Capital Loans

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes a Business Combination, the Company would repay the Working Capital Loans. In the event that a Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay the Working Capital Loans but no proceeds from the Trust Account would be used to repay the Working Capital Loans. Up to $1,500,000 of such Working Capital Loans may be convertible into private placement warrants of the post Business Combination entity at a price of $1.00 per warrant at the option of the lender. The warrants would be identical to the Private Placement Warrants. As of December 31, 2024, no such Working Capital Loans were outstanding.

Note 6 — Commitments and Contingencies

Risks and Uncertainties

The United States and global markets are experiencing volatility and disruption following the geopolitical instability resulting from the ongoing Russia-Ukraine conflict and the recent escalation of the Israel-Hamas conflict. In response to the ongoing Russia-Ukraine conflict, the North Atlantic Treaty Organization (“NATO”) deployed additional military forces to eastern Europe, and the United States, the United Kingdom, the European Union and other countries have announced various sanctions and restrictive actions against Russia, Belarus and related individuals and entities, including the removal of certain financial institutions from the Society for Worldwide Interbank Financial Telecommunication payment system. Certain countries, including the United States, have also provided and may continue to provide military aid or other assistance to Ukraine and to Israel, increasing geopolitical tensions among a number of nations. The invasion of Ukraine by Russia and the escalation of the Israel-Hamas conflict and the resulting measures that have been taken, and could be taken in the future, by NATO, the United States, the United Kingdom, the European Union, Israel and its neighboring states and other countries have created global security concerns that could have a lasting impact on regional and global economies. Although the length and impact of the ongoing conflicts are highly unpredictable, they could lead to

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 6 — Commitments and Contingencies (cont.)

market disruptions, including significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions and increased cyberattacks against U.S. companies. Additionally, any resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets.

Any of the above mentioned factors, or any other negative impact on the global economy, capital markets or other geopolitical conditions resulting from the Russian invasion of Ukraine, the escalation of the Israel-Hamas conflict and subsequent sanctions or related actions, could adversely affect the Company’s search for an initial business combination and any target business with which the Company may ultimately consummate an initial business combination.

Registration Rights

The holders of the founder shares, Private Placement Warrants and the Class A ordinary shares underlying such Private Placement Warrants and warrants that may be issued upon conversion of the Working Capital Loans will have registration rights to require the Company to register for resale of any of the Company’s securities held by them and any other securities of the Company acquired by them prior to the consummation of the initial Business Combination pursuant to a registration rights agreement to be signed prior to or on the effective date of the Proposed Public Offering. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain piggy-back registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. The Company will bear the expenses incurred in connection with the filing of any such registration statements.

Underwriting Agreement

The underwriters have a 45-day option from the date of the Proposed Public Offering to purchase up to an additional 3,000,000 units to cover over-allotments, if any.

The underwriter will be paid a commission of $0.0125 per unit on all units sold other than units sold per the underwriter’s over-allotment option ($250,000 in the aggregate) upon the closing of this offering. There will be no incremental upfront underwriting discounts and commissions if the underwriter’s over-allotment option is exercised.

The underwriters will also be entitled to a deferred underwriting discount of $6,000,000 (3.0% of the gross proceeds of the Proposed Public Offering held in the Trust Account) (or up to $6,9000,000 in the aggregate if the underwriters’ over-allotment option is exercised in full) upon the completion of the Company’s initial Business Combination subject to the terms of the underwriting agreement, but such deferred underwriting discount shall be based partly on amounts remaining in the Trust Account following all properly submitted shareholder redemptions in connection with the consummation of the initial Business Combination.

In addition to the deferred underwriting discounts, the Company will engage Santander US Capital Markets LLC to provide advisory services from time to time. As compensation for the services provided under an engagement letter, the Company shall pay Santander US Capital Markets LLC a fee equal to 3.00% of the gross proceeds raised in the IPO, payable upon closing of such initial Business Combination. The Company has agreed to indemnify Santander US Capital Markets LLC and its affiliates in connection with its role in providing the

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 6 — Commitments and Contingencies (cont.)

advisory services. The Company has also agreed to reimburse the underwriter for certain of its out-of-pocket costs for the Proposed Public Offering up to an aggregate reimbursement allowance of $35,000 for legal fees related to the review by Financial Industry Regulatory Authority (“FINRA”).

Note 7 — Shareholder’s Equity

Preference Shares — The Company is authorized to issue a total of 5,000,000 preference shares at par value of $0.0001 each. At December 31, 2024, there were no preference shares issued or outstanding.

Class A Ordinary Shares — The Company is authorized to issue a total of 500,000,000 Class A ordinary shares at par value of $0.0001 each. At December 31, 2024, there were no Class A ordinary shares issued or outstanding.

Class B Ordinary Shares — The Company is authorized to issue a total of 50,000,000 Class B ordinary shares at par value of $0.0001 each. On December 20, 2024, the Company issued 5,750,000 Class B ordinary shares to the Sponsor for $25,000, or approximately $0.004 per share. The founder shares include an aggregate of up to 750,000 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full.

The founder shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of the initial Business Combination or earlier at the option of the holder on a one-for-one basis, subject to adjustment for share subdivisions, share capitalizations, reorganizations, recapitalizations and the like, and subject to further adjustment as provided herein. In the case that additional Class A ordinary shares, or any other equity-linked securities, are issued or deemed issued in excess of the amounts sold in the Proposed Public Offering and related to or in connection with the closing of the initial Business Combination, the ratio at which Class B ordinary shares convert into Class A ordinary shares will be adjusted (unless the holders of a majority of the outstanding Class B ordinary shares agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of Class A ordinary shares issuable upon conversion of all Class B ordinary shares will equal, in the aggregate, 20.0% of the sum of (i) the total number of all Class A ordinary shares outstanding upon the completion of the Proposed Public Offering (including any Class A ordinary shares issued pursuant to the underwriters’ over-allotment option and excluding the Class A ordinary shares underlying the private placement warrants issued to the sponsor), plus (ii) all Class A ordinary shares and equity-linked securities issued or deemed issued, in connection with the closing of the initial Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the initial Business Combination and any private placement-equivalent warrants issued to the sponsor or any of its affiliates or to the Company’s officers or directors upon conversion of working capital loans) minus (iii) any redemptions of Class A ordinary shares by public shareholders in connection with an initial business combination; provided that such conversion of founder shares will never occur on a less than one-for-one basis.

Holders of record of the Company’s Class A ordinary shares and Class B ordinary shares are entitled to one vote for each share held on all matters to be voted on by public shareholders. Unless specified in the amended and restated memorandum and articles of association or as required by the Companies Act or stock exchange rules, an ordinary resolution under Cayman Islands law and the amended and restated memorandum and articles of association, which requires the affirmative vote of at least a majority of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company is generally required to approve any matter voted on by the Company’s shareholders. Approval of certain actions requires a special resolution under Cayman Islands law, which (except as specified below) requires the affirmative vote of at least two-thirds of the votes cast by such public shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting, and pursuant

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 7 — Shareholder’s Equity (cont.)

to the Company’s amended and restated memorandum and articles of association, such actions include amending the amended and restated memorandum and articles of association and approving a statutory merger or consolidation with another company. There is no cumulative voting with respect to the appointment of directors, meaning, following the initial Business Combination, the holders of more than 50% of the ordinary shares voted for the appointment of directors can elect all of the directors. Prior to the consummation of the initial Business Combination, only holders of the Class B ordinary shares will (i) have the right to vote on the appointment and removal of directors and (ii) be entitled to vote on continuing the company in a jurisdiction outside the Cayman Islands (including any special resolution required to amend the constitutional documents or to adopt new constitutional documents, in each case, as a result of approving a transfer by way of continuation in a jurisdiction outside the Cayman Islands). Holders of the Class A ordinary shares will not be entitled to vote on these matters during such time. These provisions of the amended and restated memorandum and articles of association may only be amended if approved by a special resolution passed by the affirmative vote of at least 90% (or, where such amendment is proposed in respect of the consummation of the initial Business Combination, two-thirds) of the votes cast by such shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy at the applicable general meeting of the Company.

Note 8 — Segment Information

ASC Topic 280, “Segment Reporting,” establishes standards for companies to report in their financial statement information about operating segments, products, services, geographic areas, and major customers. Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the Company’s chief operating decision maker, or group, in deciding how to allocate resources and assess performance.

The Company’s chief operating decision maker has been identified as the Chief Financial Officer (“CODM”), who reviews the operating results for the Company as a whole to make decisions about allocating resources and assessing financial performance. Accordingly, management has determined that the Company only has one operating segment.

When evaluating the Company’s performance and making key decisions regarding resource allocation the CODM reviews several key metrics, which include the following:

For the Period from November 27, 2024 (inception) Through December 31, 2024
General and administrative costs	$18,571

The key measures of segment profit or loss reviewed by the CODM are general and administrative costs. General and administrative costs are reviewed and monitored by the CODM to manage and forecast cash to ensure enough capital is available to complete a Proposed Public Offering and eventually a Business Combination within the business combination period. The CODM also reviews general and administrative costs to manage, maintain and enforce all contractual agreements to ensure costs are aligned with all agreements and budget.

Live Oak Acquisition Corp. V

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

Note 9 — Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through February 13, 2025, the date that the financial statements were available to be issued. Based upon this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.

KPMG LLP
Suite 1400
2323 Ross Avenue
Dallas, TX 75201-2721

Report of Independent Registered Public Accounting Firm

To the Board of Directors

Teamshares Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Teamshares Inc. and subsidiaries (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2022.

Dallas, Texas

November 19, 2025

KPMG LLP, a Delaware limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with

KPMG International Limited, a private English company limited by guarantee.

Teamshares Inc.

CONSOLIDATED BALANCE SHEET

December 31, 2024

(dollars in thousands, except shares and per share amounts)

December 31, 2024
Assets
Current Assets
Cash and Cash Equivalents	$48,551
Restricted Cash	17,651
Accounts Receivable, Net	21,086
Inventories	30,263
Prepaid Expenses	2,984
Other Current Assets	6,878

Total Current Assets	127,412
Long-Term Assets
Restricted Cash	9,307
Property, Plant, and Equipment, Net	45,039
Operating Lease Right of Use Assets, Net	50,988
Goodwill, Net	163,658
Internally Developed Software, Net	7,823
Trade Names, Net	8,542
Other Assets	4,643

Total Long-Term Assets	290,001

Total Assets	$417,413

Liabilities and Stockholders’ Equity
Current Liabilities
Accounts Payable	$16,173
Accrued Expenses	8,212
Deferred Revenue	7,130
Contingent Consideration	1,828
Short-Term Debt and Current Portion of Long-Term Debt	1,111
Current Portion of Operating Lease Obligations	5,920
Other Current Liabilities	6,698

Total Current Liabilities	47,073
Long-Term Liabilities
Warrant Liability	6,620
Contingent Consideration	1,919
Long-Term Debt, Net	180,168
Long-Term Operating Lease Obligations	48,070
Other Long-Term Liabilities	1,661

Total Long-Term Liabilities	238,439

Total Liabilities	285,512
Redeemable Noncontrolling Interests	4,194
Stockholders’ Equity
Common Stock, $0.00001 par value, 11,307,218 shares authorized, 1,162,180 issued and outstanding as of December 31, 2024	—
Preferred Stock, $0.00001 par value, 8,100,554 shares authorized, 7,740,549 issued and outstanding, liquidation preference of $335,856,441 as of December 31, 2024	—
Additional Paid-In Capital	324,200
Accumulated Deficit	(195,856)
Accumulated Other Comprehensive Loss	(159)

Total Stockholders’ Equity	128,184

Noncontrolling Interests	(476)

Total Equity	127,708

Total Liabilities and Stockholders’ Equity	$417,413

See accompanying Notes to Consolidated Financial Statements.

Teamshares Inc.

CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2024

(dollars in thousands, except share and per share amounts)

December 31, 2024
Revenue:
Products	$254,464
Services	144,177

Total Revenue	398,641
Cost of Revenue:
Products	164,355
Services	94,966

Total Cost of Revenue	259,321

Gross Profit	139,320
Operating Expenses
Depreciation	3,747
Amortization	5,635
Selling, General, and Administrative Expenses	167,632
Goodwill Impairment	15,645
Loss on Disposition of Assets	2,661

Total Operating Expenses	195,321

Loss from Operations	(56,001)
Non-Operating Expenses (Income)
Interest Expense, Net	27,766
Change in Fair Value of Warrant Liability	(702)
Change in Fair Value of Contingent Consideration	91
Other Non-Operating Income	(199)

Total Non-Operating Expenses	26,955

Loss Before Income Taxes	(82,957)
Income Tax Expense	890

Net Loss	(83,846)
Net Loss Attributable to Noncontrolling Interests	(549)

Net Loss Attributable to Teamshares Inc.	$(83,297)

Net Loss Attributable to Common Stockholders	$(83,024)
Net Loss Per Share Attributable to Common Stockholders, Basic and Diluted	$(71.97)

See accompanying Notes to Consolidated Financial Statements.

Teamshares Inc.

CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS

For the year ended December 31, 2024

(dollars in thousands)

December 31, 2024
Net Loss	$(83,846)
Other Comprehensive Loss, Net of Tax:
Foreign Currency Translation	(348)

Other Comprehensive Loss	(348)

Comprehensive Loss Including Noncontrolling Interests	(84,195)
Comprehensive Loss Attributable to Noncontrolling Interests	(549)

Comprehensive Loss Attributable to Teamshares Inc.	$(83,645)

See accompanying Notes to Consolidated Financial Statements.

Teamshares Inc.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

For the year ended December 31, 2024

(in thousands except shares and par value)

	Redeemable Noncontrolling Interest	Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive (Loss) Gain	Total Stockholders’ Equity	Noncontrolling Interests	Total Equity
	Amount	Shares	Par Value	Shares	Par Value
Balances, January 1, 2024	$6,566	6,757,945	$67	1,151,549	$12	$248,698	$(112,559)	$189	$136,327	$943	$137,271
Exercise of Common Stock Options for Cash	—	—	—	10,631	—	40	—	—	40	—	40
Issuance of Series E-1 Convertible Preferred Stock, Net	—	982,604	10	—	—	73,561	—	—	73,561	—	73,561
Stock-Based Compensation	—	—	—	—	—	2,539	—	—	2,539	1,754	4,293
Dividends to Noncontrolling Interests	(208)	—	—	—	—	—	—	—	—	(1,216)	(1,216)
Noncontrolling Interest Repurchases and Adjustments	(2,521)	—	—	—	—	(639)	—	—	(639)	(1,050)	(1,689)
Net (Loss) Income	358	—	—	—	—	—	(83,297)	—	(83,297)	(907)	(84,204)
Other Comprehensive (Loss) Income	—	—	—	—	—	—	—	(348)	(348)	—	(348)

Balances, December 31, 2024	$4,194	7,740,549	$77	1,162,180	$12	$324,200	$(195,856)	$(159)	$128,184	$(476)	$127,708

See accompanying Notes to Consolidated Financial Statements.

Teamshares Inc.

CONSOLIDATED STATEMENT OF CASH FLOW

For the year ended December 31, 2024

(dollars in thousands)

December 31, 2024
Cash Flows From Operating Activities
Net Loss	$(83,846)
Adjustments to Reconcile Net Loss to Net Cash Used in Operating Activities:
Depreciation and Amortization	11,305
Non-Cash Stock-Based Compensation Expense	4,293
Non-Cash Interest Expense	2,322
Goodwill Impairment	15,645
Loss on Disposition of Assets	2,661
Change in Fair Value of Warrant Liability	(702)
Change in Fair Value of Contingent Consideration, Net of Payments	(2,141)
Changes in operating assets and liabilities, net of acquisitions:
Inventory	1,053
Accounts Receivable	5,992
Other Assets	(2,007)
Accounts Payable	1,229
Other Liabilities	1,780

Net Cash Used in Operating Activities	(42,414)
Cash Flows From Investing Activities
Capital Expenditures	(3,546)
Business Acquisitions, Net of Cash Received	(31,776)
Additions to Internally Developed Software	(3,409)
Other Investing Activities	(5,225)

Net Cash Used in Investing Activities	(43,956)
Cash Flows From Financing Activities
Borrowings Under Credit Facilities	15,397
Repayments of Other Debt Instruments	(529)
Borrowings Under Other Debt Instruments	768
Proceeds from Issuance of Preferred Stock, Net	73,561
Dividends to Noncontrolling Interests	(1,424)
Acquisitions of Noncontrolling Interests	(3,361)
Payments of Debt Issuance Costs	—
Issuance of Seller Notes	5,350
Contingent Consideration Payments	(1,527)
Other Financing Activities	40

Net Cash Provided by Financing Activities	88,276
Effect of exchange rate changes on cash and cash equivalents	(348)
Net Increase in Cash, Cash Equivalents and Restricted Cash	1,558

Cash, Cash Equivalents and Restricted Cash at Beginning of Period	73,951

Cash, Cash Equivalents and Restricted Cash at End of Period	75,509

Supplemental Disclosures of Cash Flow Information:
Interest Paid	$26,627
Income Taxes Paid	$688

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

NOTE 1 – Organization and Description of Business

Teamshares Inc. (“Teamshares”) was founded and incorporated in June 2019 in the state of Delaware. Teamshares is primarily engaged in the acquisition of small businesses from retiring owners and providing the acquired businesses (“Operating Subsidiary(ies)”) with administration of an employee-ownership program, education, financial products, insurance products, software, and other services.

As of December 31, 2024, Teamshares had 93 active Operating Subsidiaries located across the United States. Operating Subsidiaries are engaged in a variety of industries, including both service and product-related sales. Operating Subsidiaries are charged a monthly fee for the services provided by Teamshares. All of the Operating Subsidiaries are consolidated under Teamshares; therefore, the fee is eliminated in consolidation. Teamshares plans to transition a portion of the ownership in the Operating Subsidiaries to Operating Subsidiary employees (“Employee Owners”) through stock-based compensation grants and a stock repurchase program. Cash flows generated from Operating Subsidiaries are primarily utilized to make distributions or repurchase stock from Teamshares. The repurchased stock is canceled, thereby increasing the ownership percentage of the remaining stockholders (including the Employee Owners).

NOTE 2 – Summary of Significant Accounting Policies

Basis of Presentation: The accompanying Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of Consolidation: The Consolidated Financial Statements for the year ended December 31, 2024 represent the consolidated financial position and results of operations of Teamshares Inc. and its subsidiaries (collectively, the “Company”). All intercompany balances and transactions have been eliminated in consolidation. Additionally, certain columns and rows within tables in this report may not sum due to rounding.

For consolidated entities where the Company owns less than 100% of the equity, the Company’s consolidated net loss is reduced by the portion attributable to the noncontrolling interest. In determining whether an entity is considered a controlled entity, the Company applies the variable interest entity (“VIE”) and voting interest entity (“VOE”) models, as applicable. Entities that do not qualify as a VIE are assessed for consolidation under the VOE model. Under the VOE model, the Company consolidates the entity if it determines that it has a controlling financial interest in the entity through its ownership of greater than 50% of the outstanding voting shares of the entity and that other equity holders do not have substantive voting, participating or liquidation rights. As of the year ended December 31, 2024, all Operating Subsidiaries are consolidated under the VOE model.

Noncontrolling interests (“NCI”) presented in the Consolidated Financial Statements represent ownership interests in certain consolidated subsidiaries held by persons other than the Company, including Employee Owners and former owners of the Operating Subsidiaries. Ownership interests held by employee owners are classified as permanent equity within Noncontrolling Interests on the Consolidated Balance Sheet.

The Company’s NCI balance includes Rollover Shares issued to former owners that the Company could be required to redeem for cash at the option of the holder if the shares are held for a certain period of time after the acquisition date. Due to this redemption feature, the Company classifies Rollover Shares as mezzanine equity within Redeemable Noncontrolling Interests on the Consolidated Balance Sheet. The carrying value of Rollover Shares is equal to their redemption value. The redemption options associated with all Rollover Shares included on the Consolidated Balance Sheet as of the year ended December 31, 2024 become exercisable within the next twelve months. Rollover Shares are discussed in NOTE 4.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Use of Estimates: The preparation of the Consolidated Financial Statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses as of and during the reporting period, respectively. Actual results could differ from those estimates.

Cash, Cash Equivalents and Restricted Cash: The Company considers short-term cash investments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash. The Company maintains deposit accounts at various financial institutions. The majority of the Company’s deposits are maintained with institutions that provide Federal Deposit Insurance Corporation (“FDIC”) coverage of $250,000 per depositor. At various times, these deposits may be in excess of the FDIC insurance limit. The Company also maintained a deposit with a Japanese financial institution of ¥462 million, or $3.0 million, as of December 31, 2024.

As part of the terms of certain of the Company’s debt agreements, the Company is required to maintain certain deposit accounts. These deposits are classified as restricted cash. As of December 31, 2024, the Company had $22.7 million of restricted cash related to debt agreements, including $9.3 million in debt service reserve accounts pledged as collateral, and the remaining $13.4 million is in collection accounts to be used to pay current fees, costs, and interest related to the debt. Any cash held in collection accounts in excess of debt servicing costs is available for distribution to Teamshares Deposits held in collection accounts are included in Current Assets in the Consolidated Balance Sheet. Deposits pledged as collateral are included in Long-Term Assets in the Consolidated Balance Sheet.

As part of the terms of the Company’s self-insurance program, the Company is required to maintain a separate deposit account. Distributions from this account require regulatory approval, and therefore the deposit is classified as restricted cash. As of December 31, 2024, the Company had $4.2 million classified as restricted cash related to self-insurance programs. This deposit is included in Current Assets in the Consolidated Balance Sheet.

Accounts Receivable, Net: Accounts receivable consist of customer receivables associated with the sale of products by various Operating Subsidiaries. Accounts receivable generally do not bear interest and are typically due within 30-60 days. The Company’s primary exposure to credit losses is through customer receivables.

The allowance for estimated losses is based on the Company’s assessment of the collectability of customer accounts receivable. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standard Codification (“ASC”) Topic 326 Financial Instruments – Credit Losses, the Company makes ongoing estimates relating to the collectability of accounts receivable and records an allowance for estimated losses expected from the inability of its customers to make required payments. The Company establishes expected credit losses by evaluating specific customer circumstances, historical levels of credit losses, and current economic conditions that may affect a customer’s ability to pay. These inputs are used to determine a range of expected credit losses and an allowance is recorded within the range. Accounts receivable are written off when there is no reasonable expectation of recovery. The Company had $0.7 million in allowance for doubtful accounts as of December 31, 2024.

Inventories: Inventories, which consist of finished goods, raw materials, and work in process, are stated at the lower of cost or net realizable value. Inventories are primarily stated at cost using either the specific identification method or average cost method. The specific identification method helps track each specific item in inventory by assigning cost individually instead of grouping items together. The average cost method assigns cost to inventory items based on the total cost of goods purchased or produced in a period divided by the total number of items purchased or produced. The Company periodically evaluates the value of items in inventory and

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

records an inventory reserve to cover risks arising from slow-moving items, technological obsolescence, and excess inventories. The Company’s inventory reserve was $0.5 million as of December 31, 2024.

Other Current Assets: Other Current Assets as of the year ended December 31, 2024, primarily consist of a $5.0 million deposit paid into an escrow account by the Company related to an Operating Subsidiary acquisition that closed after the end of the year. Other Current Assets also include miscellaneous deposits and receivables.

Property, Plant, and Equipment, Net: Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is calculated on a straight-line basis over the expected useful lives of the assets, which are as follows:

Estimated Useful Lives (Years)
Vehicles	3 to 6
Computers, machinery, and equipment	3 to 20
Furniture and fixtures	5 to 12
Third-party software	3 to 5
Buildings	10 to 50
Leasehold improvements	Lesser of estimated useful life or remaining lease term

Maintenance, repairs, and minor renovations are charged to earnings in the year in which the expense is incurred. Additions, improvements, and major renovations are capitalized. The cost of assets retired or sold, together with the related accumulated depreciation, are removed from the accounts, and any gain or loss on disposition is credited or charged to earnings.

Debt Issuance Costs: Debt issuance costs associated with the Company’s debt instruments are amortized over the term of the related debt and are included in Other Long-Term Assets or Long-Term Debt on the Consolidated Balance Sheet. The Company’s Other Long-Term Assets balance consists primarily of unamortized debt issuance costs associated with warrants issued in connection with the Company’s debt instruments. The deferred costs are amortized on a straight-line basis over the term of the debt instrument. Amortization expense related to the deferred debt issuance costs is recognized in Interest Expense, Net in the Consolidated Statement of Operations and was $1.4 million for the year ended December 31, 2024. See NOTE 9 for a description of the Company’s debt instruments.

Goodwill and Intangible Assets: Goodwill represents the excess of the purchase price over the fair value of acquired tangible assets and liabilities and identifiable intangible assets. The Company assesses goodwill for impairment annually during the fourth quarter of the fiscal year and whenever an event occurs or circumstances change that would indicate that the carrying amount of goodwill may be impaired. Impairment testing for goodwill is performed at a reporting unit level. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. To test for impairment, the Company utilizes earnings multiples to calculate the fair value of its reporting units. The Company recognized $15.6 million of Goodwill Impairment during the year ended December 31, 2024. See NOTE 8.

Definite-lived intangible assets primarily consist of trade names and internally developed software. Definite-lived intangible assets are tested for impairment whenever an event occurs or circumstances change that would indicate that the carrying amount of an asset group may not be recoverable. When an asset group may not be recoverable, the Company compares the asset group’s carrying value to its undiscounted future cash flows. If the

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

carrying value of an asset group is not recoverable, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value. The Company utilizes earnings multiples to calculate the fair value of its asset groups when the asset group is not recoverable. The Company recognized $1.3 million of impairment of intangible assets during the year ended December 31, 2024. See NOTE 8. Impairments of definite-lived intangible assets are recognized in Amortization in the Consolidated Statement of Operations.

Business Combinations: The Company accounts for business combinations using the acquisition method of accounting, which requires that the assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recorded at the date of acquisition at their respective fair values. Goodwill is recorded when consideration paid in a purchase acquisition exceeds the fair value of the net assets acquired. Amounts recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available. The Company includes the results of operations of the acquired business in the consolidated financial statements prospectively from the date of acquisition.

The valuation of the assets acquired and liabilities assumed is subject to revision. If additional information becomes available, the Company may further revise the purchase price allocation as soon as practical, but no later than one year from the acquisition date; however, material changes are not expected. Goodwill generated by the business combinations is primarily attributable to the strong market position of the companies acquired and existing customer relationships.

Acquisition-related costs, including advisory, legal, accounting, valuation, and other costs, are typically expensed in the periods in which the costs are incurred and are recognized in Selling, General, and Administrative Expenses. For the year ended December 31, 2024, acquisition-related costs totaled $0.4 million.

Revenue Recognition: The Company recognizes revenue in accordance with the five-step model outlined in ASC 606 – Revenue from Contracts with Customers:

1)	Identify the contract with the customer.

2)	Identify the performance obligations in the contract.

3)	Determine the transaction price.

4)	Allocate the transaction price to the performance obligations in the contract.

5)	Recognize revenue when or as the entity satisfies a performance obligation.

The Company generates both product sales and service revenue. The Company recognizes a portion of revenue at a point-in-time and a portion of revenue over-time. See NOTE 3.

Leases: The Company leases assets including real estate, vehicles, and equipment. The Company determines if an arrangement is a lease at inception for arrangements with an initial term of more than 12 months and classifies it as either a finance or operating lease. The Company records a ROU asset and lease liability based on the present value of the Company’s estimated future minimum lease payments over the lease term. ROU assets and lease liabilities are recorded for finance and operating leases, and current and non-current amounts of lease liabilities are separately presented on the Consolidated Balance Sheet.

Lease terms may include options to extend when it is reasonably certain that the Company will exercise that option. These judgments may produce materially different amounts of depreciation, amortization, and rent expense than would be reported if different assumed lease terms were used.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

If a lease does not provide enough information to determine the implicit interest rate in the agreements, the Company uses its incremental borrowing rate in calculating the lease liability. See NOTE 11.

Shipping and Handling Costs: The Company has made an accounting policy election to recognize shipping costs and handling activities as fulfillment costs rather than a separate performance obligation. Shipping and handling costs collected from customers are recognized in Revenue, and the related shipping and handling costs are recognized in Cost of Revenue in the Consolidated Statement of Operations.

Impairment of Long-Lived Assets: The Company evaluates the recoverability of the long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. If the sum of expected undiscounted net future cash flows is less than the carrying amount of an asset or asset group, an impairment is recognized to the extent that the carrying amount of the asset or asset group exceeds its fair value. The Company recorded an immaterial amount of long-lived asset impairments related to restructuring activities during the year ended December 31, 2024. See NOTE 5.

Fair Value of Financial Instruments: A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The inputs are prioritized into three levels that may be used to measure fair value:

Level 1:	Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2:	Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3:	Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

The Company’s carrying amounts for financial instruments, which include cash and cash equivalents, accounts receivable, and accounts payable, approximate the fair value. The fair value of the Company’s long-term debt approximates its carrying value based on rates currently offered to the Company for similar debt instruments of comparable maturities by the Company’s lenders.

The Company has liability-classified warrants relating to the issuance of its debt instruments. The Company concluded that the warrants do not meet the criteria to be classified as stockholders’ equity and should be classified as liabilities. These warrants are measured at fair value each reporting period using the Black-Scholes option-pricing model, with changes in fair value included in the Consolidated Statement of Operations. The warrants represent Level 3 fair value instruments. See NOTE 10.

Stock-Based Compensation: The Company issues stock-based equity awards under the 2020 Equity Incentive Plan to certain employees of its parent company. The 2020 Equity Incentive Plan is administered by the Board of Directors, or any of its committees, and permits the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units. Also, the Operating Subsidiaries issue stock-based equity awards to their employees in the form of restricted stock. The Operating Subsidiary Stock Plans and related grants are administered by the board of directors of each Operating Subsidiary.

The Company measures the cost of services received in exchange for an award of equity instruments (typically restricted stock and stock options) based on the grant-date fair value of the awards issued under the plan that are

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

equity classified. The fair value of the stock options is calculated using the Black-Scholes option-pricing model, while the fair value of the restricted stock is calculated based on the fair value of the Company’s common shares on the grant date. The resulting compensation expense is recognized over the period during which an employee is required to provide services in exchange for the awards, usually the vesting period. Forfeitures are accounted for as they occur. See NOTE 14 and NOTE 15.

Insurance Products: The Company self-insures a number of domestic risks, including, but not limited to, certain employee-related healthcare benefits, general liability, property liability, and auto liability. Operating Subsidiaries that utilize the Company’s insurance products pay premiums to Teamshares on a monthly basis. The premium is eliminated in consolidation. The Company mitigates its risk under these self-funded programs by purchasing stop-loss insurance coverage for high-dollar individual claims. The Company is the primary obligor of all claims that are owed to policyholders, including in situations when the Company is entitled to a stop-loss reimbursement.

The Company estimates its exposure for claims incurred but not yet paid at the end of each reporting period by evaluating historical paid claims, average lags between incurred dates, reported dates, and paid dates, as well as the frequency and severity of claims. As of December 31, 2024, the Company had $1.2 million included in Accrued Expenses for claims incurred but not yet paid, and $0.5 million included in Other Current Assets for pending stop-loss reimbursements on the Consolidated Balance Sheet. For the year ended December 31, 2024, the cost of self-insurance programs was $6.4 million, including claims cost and administrative expenses. These costs are recognized in Selling, General, and Administrative Expenses in the Consolidated Statement of Operations.

Advertising Expense: Advertising costs are expensed in the period incurred and are recognized in Selling, General, and Administrative Expenses in the Consolidated Statement of Operations. For the year ended December 31, 2024, advertising expense was $6.8 million.

Post-Retirement Benefits: Teamshares and certain of its Operating Subsidiaries provide employees with post-retirement benefits in the form of 401(k) plans. Certain Operating Subsidiaries provide employer-matching programs for 401(k) contributions, which resulted in $1.6 million of expenses during the year ended December 31, 2024. These expenses are recognized in Cost of Revenue or Selling, General, and Administrative Expenses in the Consolidated Statement of Operations.

Simple Agreements for Future Equity: During the year ended December 31, 2024, the Company entered into a Simple Agreement for Future Equity (“SAFE Note”) with an unaffiliated investor in exchange for proceeds of $10.0 million. In connection with the Series E Preferred Stock issuances during the year ended December 31, 2024, this SAFE Note was converted into 131,015 shares of Series E Preferred Stock. The SAFE Note conversion did not impact the Consolidated Statement of Operations during the year ended December 31, 2024.

Income Taxes: Income taxes are computed using the asset and liability method, under which deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company records liabilities related to uncertain tax positions when, despite its belief that the tax return positions are supportable, the Company believes that it is more likely than not that those positions may not be fully sustained upon review by tax authorities. Accrued interest and penalties related to unrecognized tax benefits are recognized in income tax expense.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Commitments and Contingencies: The Company is involved in various lawsuits or claims in the ordinary course of business. Management believes there are no pending claims or lawsuits which, if adversely determined, would have a material impact on the financial condition of the Company. The Company has contingent consideration relating to earnout arrangements from its acquisition of certain Operating Subsidiaries. In general, the earnout arrangements require the Company to make payments to the former owner based on the performance of the business (typically related to a percentage of revenue or gross profit) for a specific period of time subsequent to the acquisition. The Company performs valuations each reporting period to measure the changes in fair value of these earnouts. See NOTE 10.

As of December 31, 2024, the Company had $1.8 million included in Current Liabilities and $1.9 million included in Non-current Liabilities on the Consolidated Balance Sheet related to contingent consideration.

For the year ended December 31, 2024, the change in fair value related to contingent consideration resulted in losses of $0.1 million in the Consolidated Statement of Operations.

Risks and Uncertainties: These consolidated financial statements have been prepared in accordance with US GAAP assuming the Company will continue as a going concern. The Company plans to continue to be highly acquisitive and fund its growth strategy with cash flows from operations, and external debt and equity financing. For the year ended December 31, 2024, the Company has incurred negative cash flows from operations due to corporate overhead and interest expense exceeding cash flows from Operating Subsidiaries. Therefore, the Company has relied upon external capital to fund its operations. These external capital sources may not be available in the future on commercially reasonable terms, or at all. Therefore, the Company may not be able to implement its growth strategy or continue its operations if it is not able to raise additional capital. Additionally, declines in the financial performance of the Operating Subsidiaries would reduce internally generated cash flows and negatively impact the availability of debt capital. If the Company’s liquidity becomes constrained, the Company may evaluate actions to reduce general and administrative expenses or cease providing financial support and potentially disposing of certain Operating Subsidiaries if they generate negative cash flows. Absent certain of these actions, the Company may require additional liquidity to continue its operations over the next twelve months after the date that the consolidated financial statements are available to be issued. Management believes its plans are probable of being implemented and will enable the continuation of operations for the foreseeable future.

Inflation has sustained in the United States in recent years due in part to global supply chain issues, international conflicts, a rise in energy prices, and changes in consumer demand. An inflationary environment has and will continue to increase the Company’s cost of labor, as well as other operating costs, which may have a material adverse impact on financial results. Additionally, rising interest rates may increase the cost of capital or restrict access to capital at commercially reasonable rates.

In addition, continued investor concerns regarding financial systems, international trade, and the global economy could result in less favorable commercial financing terms, including higher costs of borrowing, tighter financial and operating covenants, or systemic limitations on access to credit and liquidity sources, thereby making it more difficult for the Company and its customers to acquire financing on acceptable terms or at all. Any decline in available funding or access to cash and liquidity resources could adversely impact the financial results.

New Accounting Pronouncement Not Adopted as of December 31, 2024: In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which intends to provide investors with enhanced information about an entity’s income taxes by requiring disclosure of items such as disaggregation of the effective tax rate reconciliation as well as information regarding income taxes paid. This ASU will result in

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

additional disclosures for annual reporting periods beginning after December 15, 2025, with early adoption permitted for annual financial statements that have not yet been issued. This ASU will result in additional disclosures beginning with our 2026 annual reporting.

NOTE 3 – Revenue

The Operating Subsidiaries operate in a variety of industries and generate revenue from a variety of services and product sales. The Company recognizes revenue as it transfers control of products and services to its customers in an amount reflecting the total consideration it expects to receive from the customers.

The Company recognizes revenue from product sales at the time control transfers to the customer, which is generally at the point of sale.

The Company generally recognizes revenue from the sale of services as the services are performed over time. The right to invoice practical expedient is utilized when the Company’s right to consideration corresponds directly with the value transferred to the customer. The Company is not required to estimate variable consideration when the right to invoice practical expedient is utilized. When the practical expedient is not available, revenue is recognized over time using a measure of progress that accurately depicts the Company’s performance in transferring control of the promised goods or services, generally with a cost-to-cost input method.

The Company’s revenue is disaggregated between sales of products and sales of services in the Consolidated Statement of Operations.

At times, the Company has a right to payment from previous performance that is conditional on something other than the passage of time, such as billings that are contingent on work completed by others, and certain unbilled receivables, which are recognized as Contract Assets. Contract Assets are included in Accounts Receivable, Net on the Consolidated Balance Sheet and were $0.4 million as of December 31, 2024.

Contract liabilities consist of payments received from customers in advance of the Company providing the product or performing services such that control has not passed to the customer. Contract liabilities are included in Deferred Revenue on the Consolidated Balance Sheet, and were $7.1 million as of December 31, 2024. During the year ended December 31, 2024, the Company recognized $6.9 million of revenue that was included in deferred revenue as of December 31, 2023.

The Company assesses each contract for variable consideration. The Company does not estimate variable consideration related to warranty, return and refund obligations as it is minimal and considered immaterial in the aggregate. The Company does not account for warranty liabilities relating to sales with customers since the total warranty obligation arising from sales with customers is immaterial.

NOTE 4 – Business Combinations

During the year ended December 31, 2024, the Company completed 7 business combinations. All business combinations completed during the year ended December 31, 2024 were individually insignificant.

The Company accounts for business combinations using the acquisition method, and accordingly, the purchase price has been allocated based upon the fair value of the assets acquired and liabilities assumed.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

The following table summarizes the estimated acquisition date fair values of the aggregate assets acquired and liabilities assumed for the year ended December 31, 2024 (dollars in thousands):

December 31, 2024
Consideration:
Cash	$24,532
Seller Notes	3,389
Contingent consideration	350

Total consideration transferred	$28,271
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	1,109
Accounts receivable	601
Inventory	6,243
Prepaid expenses & other assets	150
Trade names	1,412
Property, plant, and equipment	2,598
Real estate	—
Right of use assets	9,236
Accounts payable & accrued liabilities	(2,860)
Lease liabilities	(9,236)
Other liabilities	—

Total identifiable assets acquired, net	9,252

Goodwill	$19,018

The principal balance of the Seller Notes included in the table above was $5.4 million during the year ended December 31, 2024.

The Company initially acquired 100% of the voting equity interests of all of the Operating Subsidiaries acquired during the year ended December 31, 2024. The Company owns preferred stock in each acquired Operating Subsidiary, and the preferred stock owned by the Company has a liquidation preference over common stockholders of each Operating Subsidiary in case of a liquidation event. The liquidation preference is equal to the price per share on the acquisition date adjusted for any additional contributions, stock splits, stock dividends, or similar transactions. The Company also controls the board of directors at each of the Operating Subsidiaries.

Certain historical acquisitions prior to 2023 were acquired for 90% in cash and issuance of preferred stock to the former owners equal to 10% of all the issued and outstanding stock of the Operating Subsidiaries, calculated on a fully diluted and as-converted basis (the “Rollover Shares”), as of the closing date. Rollover Shares are classified as Redeemable Noncontrolling Interests outside of permanent equity on the Company’s Consolidated Balance Sheet. During the year ended December 31, 2024, the Company paid $2.3 million to repurchase all of the Rollover Shares held by the former owners of certain Operating Subsidiaries.

The acquisitions completed during the year ended December 31, 2024 were funded by borrowings under the Company’s credit facilities and cash on hand. The business combinations resulted in goodwill totaling $19.0 million for the year ended December 31, 2024. Of the goodwill generated from these business combinations, $12.3 million is deductible for tax purposes, while $6.7 million of the generated goodwill is not deductible for tax purposes for the year ended December 31, 2024. The determination of the final purchase price

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

allocation to specific assets acquired and liabilities assumed may be subject to change during the measurement period up to one year following the acquisition date.

During the year ended December 31, 2024, the Company recorded measurement period adjustments to Operating Subsidiaries acquired during the year ended December 31, 2023. These adjustments were related to payments of additional consideration during 2024 caused by post-acquisition net working capital adjustments, as well as changes to the original purchase price allocation during the measurement period. The result of these measurement period adjustments were immaterial and are reflected in the table above.

The Company recognized $11.4 million of revenue and $1.4 million of Net Income Attributable to Teamshares Inc. in the Consolidated Statement of Operations related to the 7 Operating Subsidiaries acquired during the year ended December 31, 2024.

The following summarizes the unaudited pro forma condensed financial information of the Company as if all business combinations during the year ended December 31, 2024 had occurred on January 1, 2024 (dollars in thousands):

December 31, 2024 (Unaudited)
Revenues	$421,613
Loss from Operations (1)	(52,572)
Net Loss (2)	(54,756)

(1)	Pro forma adjustments increased Depreciation by $0.4 million and Amortization by $0.1 million during the year ended December 31, 2024, compared to the Consolidated Statement of Operations.
(2)

Pro forma adjustments increased Interest Expense, Net by $0.7 million during the year ended December 31, 2024, compared to the Consolidated Statement of Operations. Pro forma adjustments did not impact Income Tax Expense during the year ended December 31, 2024

Earnout Agreements

The Company has contingent consideration liabilities related to earnout agreements in certain of its business combinations. The terms of the earnout agreements vary but typically consist of a payout equal to a future percentage of a financial metric (i.e., revenue, gross profit) for a determined period of time (usually 1-6 years subsequent to the acquisition). The Company estimates the future consideration payable related to the earnout agreements and includes it as current or long-term contingent consideration liability on the Consolidated Balance Sheet. Changes to the fair value of the earnouts are recognized in Non-Operating (Expense) Income in the Consolidated Statement of Operations.

As of December 31, 2024, the fair value of the contingent consideration liability related to the earnout agreements was $3.7 million. As of December 31, 2024, $1.8 million is considered a current liability expected to be paid out in the next year, and $1.9 million is considered a long-term liability expected to be paid out more than a year from the reporting date. The Company recognized net losses of $0.1 million related to the changes in fair value of the earnout agreements during the year ended December 31, 2024. As of December 31, 2024, the Company had 30 Operating Subsidiaries with contingent consideration liabilities including 29 with a cap on the maximum amount of contingent consideration payable. As of December 31, 2024, the maximum amount of contingent consideration payable in the future for the 29 Operating Subsidiaries with a cap totaled $18.9 million.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

During the year ended December 31, 2024, the Company made payments related to the earnout agreements of $3.8 million. Contingent consideration payments were not made soon after the applicable acquisition date and therefore are recognized as financing activities in the Consolidated Statement of Cash Flows, up to the estimated fair value of the obligation as of the acquisition date. Payments in excess of the original acquisition date fair value are recognized as operating activities in the Consolidated Statement of Cash Flows. The Company recognized $2.2 million of payments related to earnout agreements as operating activities, and $1.6 million of payments related to earnout agreements as financing activities, in the Consolidated Statement of Cash Flows during the year ended December 31, 2024

2025 Acquisitions

Since the conclusion of the year ended December 31, 2024, the Company has completed five additional business combinations. One of the acquired Operating Subsidiaries is domiciled in Japan and four of the acquired Operating Subsidiaries are domiciled in the United States. All business combinations completed since the conclusion of the year ended December 31, 2024, were individually insignificant.

The Company is still assessing the provisional amounts recorded for assets acquired and liabilities assumed. It is possible that the Company will record future purchase price adjustments to working capital, right of use assets and liabilities associated with leases, and property, plant and equipment. Thus, the final determination of the value of assets acquired and liabilities assumed may result in retrospective adjustment to the values presented with a corresponding adjustment to goodwill.

The following table summarizes the estimated acquisition date fair values of the aggregate assets acquired and liabilities assumed for acquisitions subsequent to the year ended December 31, 2024 (dollars in thousands):

Consideration:
Cash	$18,249
Term Loans	17,500
Seller Notes	6,238
Contingent consideration	1,929

Total consideration transferred	$43,916
Fair value of assets acquired and liabilities assumed:
Cash and cash equivalents	$7,892
Accounts receivable	1,413
Inventory	10,774
Prepaid expenses & other assets	4,633
Trade names	1,804
Property, plant, and equipment	3,004
Right-of-use assets	12,855
Accounts payable & accrued liabilities	(15,758)
Lease liabilities	(12,855)
Other liabilities	(2,114)

Total identifiable assets acquired, net	11,649

Goodwill	$32,268

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

The principal balance of the Seller Notes included in the table above was $9.6 million. The Company initially acquired 100% of the voting equity interests of all of the Operating Subsidiaries acquired subsequent to the year ended December 31, 2024.

The acquisitions completed subsequent to the year ended December 31, 2024, were funded by borrowings under the Company’s credit facilities, cash on hand, and the issuance of term loan debt. The business combinations resulted in goodwill totaling $32.3 million. Of the goodwill generated from these business combinations, $19.7 million is deductible for tax purposes, while $12.6 million is not deductible for tax purposes. The determination of the final purchase price allocation to specific assets acquired and liabilities assumed may be subject to change during the measurement period up to one year following the acquisition date.

The maximum amount of contingent consideration payable in the future for earnouts included in the table above totaled $7.1 million.

NOTE 5 – Restructuring

During the year ended December 31, 2024, the Company incurred $2.6 million of restructuring costs related to employee termination benefits to support corporate cost reduction initiatives. Expenses related to employee termination benefits are recognized in Selling, General, and Administrative Expenses in the Consolidated Statement of Operations.

Three Operating Subsidiaries within the Small Business Acquisitions reportable segment ceased operations during the year ended December 31, 2024. The Company committed to a plan to exit two additional Operating Subsidiaries within the Small Business Acquisitions reportable segment before the conclusion of the year ended December 31, 2024. These Operating Subsidiaries ceased operations based on the Company’s assessment of their business performance and outlook. The Company fully impaired the intangible assets of three of these Operating Subsidiaries during the year ended December 31, 2024, recognizing $2.9 million of Goodwill Impairment and $0.2 million of definite-lived intangible asset impairment.

NOTE 6 – Inventories

Inventories consisted of the following (dollars in thousands):

December 31, 2024
Raw materials	$1,469
Work in process	572
Finished goods	28,222

Total inventories	$30,263

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

NOTE 7 – Property, Plant, and Equipment, Net

Property, plant, and equipment, net consisted of the following (dollars in thousands):

December 31, 2024
Vehicles	$9,517
Computers and equipment	10,495
Furniture and fixtures	2,958
Third-party software	910
Leasehold improvements	6.097
Buildings	18,141
Land	9,105
Other fixed assets	489

Total property, plant, and equipment, gross	57,712
Less: Accumulated depreciation	(12,673)

Total property, plant, and equipment, net	$45,039

Depreciation expense related to property, plant and equipment was $5.4 million for the year ended December 31, 2024. This includes $1.7 million of depreciation expense recognized in Cost of Revenue during the year ended December 31, 2024.

NOTE 8 – Goodwill and Intangible Assets

Goodwill

Goodwill arising from acquisitions primarily relates to the reputation the Operating Subsidiaries have established within local communities, strength of their customer bases, and assembled workforce that will remain after the business combination is completed.

The following table presents the changes in the carrying amount of the Company’s goodwill. All goodwill is reported within the Small Business Acquisitions segment (dollars in thousands).

Balance at January 1, 2024	$160,069
Goodwill as a result of acquisitions	19,018
Purchase accounting adjustments	217
Goodwill impairment	(15,645)

Balance at December 31, 2024	$163,658

During the year ended December 31, 2024, the Company recognized Goodwill Impairment related to persistent declines in the financial performance of certain Operating Subsidiaries.

Intangible Assets

Intangible assets primarily consist of trade names and internally developed software. The internally developed software relates to proprietary software platforms utilized by Operating Subsidiaries and corporate. The Company does not have any definitive plans to sell or license these platforms to third parties in the near future. Internally developed software is amortized on a straight-line basis over 3 years. For the year ended December 31, 2024, the Company recognized $3.3 million of amortization expense relating to internally developed software.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

The acquired target company’s trade name represents its portfolio of marketing intangible assets. The Company values trade name intangibles using a benchmarking method. Acquired trade names are amortized over a 10-year useful life using the straight-line amortization method. For the year ended December 31, 2024, the Company recognized $2.0 million of amortization expense related to trade names.

The amortization expense recognized during the year ended December 31, 2024 includes $1.3 million of definite-lived intangible asset impairment charges.

Intangible assets consisted of the following (dollars in thousands):

	As of December 31, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Asset
Trade names	$12,594	$(4,051)	$8,542
Internally developed software	13,108	(5,285)	7,823

Total	$25,702	$(9,336)	$16,365

Estimated annual amortization expense for intangible assets for each of the next five years and thereafter is as follows (dollars in thousands):

2025	$4,559
2026	3,919
2027	2,755
2028	1,137
2029	1,137
Thereafter	2,858

Total	$16,365

NOTE 9 – Debt

Debt of the Company consisted of the following (dollars in thousands):

December 31, 2024
i80 Facility	$153,377
Real Estate Loans	17,702
Sound Point Facility	3,801
Vehicle and equipment notes	2,685
Seller Notes	6,274
Less: Debt issuance costs	(2,559)

Total debt, net	181,279
Less: Current maturities	(1,111)

Total long-term debt	$180,168

i80 Facility

On May 4, 2021, Teamshares Continuity Holdings LLC, a wholly owned subsidiary of Teamshares, entered into a credit facility with i80 Group LLC, as the lender (the “i80 Facility”), administrative and collateral agent. The

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Credit Facility included $45 million of committed capital from the lender and was scheduled to mature 42 months from the closing date. The Company issued warrants to i80 Group LLC (Series B-1) in connection with the closing of the i80 Facility. See NOTE 10.

On July 29, 2021, the i80 Facility was amended to appoint Westmount Group LLC, a wholly owned subsidiary of i80 Group LLC, as the administrative and collateral agent. Borrowings under the i80 Facility are required to be utilized to fund acquisition of businesses that meet the eligibility criteria as defined in the credit agreement.

On January 20, 2022, the i80 Facility was amended to increase the lender commitments from $45 million to $150 million. The amendment increased the maximum advance rate to 95% of the investment in acquired businesses, included cash held at the pledged businesses as part of the borrowing base, and modified certain eligibility criteria, borrowing base calculations and covenants. The amendment to the i80 Facility also modified the minimum amount of restricted cash required in the debt service reserve account to a range of $3.0 million to $6.0 million depending on amounts drawn and compliance with covenants under the i80 Facility. In connection with the amendment, the Company issued warrants to i80 Group LLC (Series C-1). On October 22, 2022, the i80 Facility was amended to limit outstanding term loans to $125 million until February 1, 2023, in exchange for modifications to the eligibility criteria. The limitation on outstanding term loans resulting from this amendment is no longer applicable subsequent to February 1, 2023.

On June 1, 2023, the i80 Facility was amended to extend the maturity date to December 5, 2026. This amendment also modified the underlying borrowing base calculations, interest accrued on outstanding amounts under the facility, and permitted seller notes up to 20% of the underlying investment of pledged businesses. Additionally, the minimum amount of restricted cash required in the debt service reserve account was adjusted to increase by $0.2 million for each business pledged with real estate held by the Company. As of December 31, 2024, the debt service reserve account held balances of $8.6 million. Certain eligibility criteria and covenants were also modified under the amendment.

Amounts outstanding under the i80 Facility accrue interest at the lesser of: three-month CME Term Secured Overnight Financing Rate (“SOFR”) plus 11%, or 16%, payable in cash on the fifteenth of each month. Any percentage of SOFR plus 11%, in excess of 16%, is accrued as an increase to the aggregate principal amount outstanding under the i80 Facility (“PIK Interest”). Prior to the June 1, 2023 amendment, the rate for PIK Interest was 3% to 5% and was reduced to 3% once the amounts borrowed under the i80 Facility exceeded $22.5 million. The Company may elect to pay the PIK Interest in cash. As of December 31, 2024, the weighted average interest rate on borrowings under the i80 Facility was 16.1%.

The i80 Facility allows the Company to borrow an amount equal to unrestricted cash of the pledged businesses plus the lesser of: (i) up to 95% of its investment in acquired businesses or (ii) EBITDA generated by all pledged businesses multiplied by 3.5, subject to certain eligibility criteria and other adjustments. As of December 31, 2024, the Company had drawn $150.0 million, accrued $3.4 million of principal related to PIK Interest, and had no availability under the i80 Facility. Unamortized debt issuance costs, excluding the warrants, associated with the issuance and amendments to the i80 Facility were $0.6 million as of the year ended December 31, 2024.

Obligations under the i80 Facility are secured by the assets and capital stock of the Operating Subsidiaries that are pledged as collateral. As of December 31, 2024, 76 of the Operating Subsidiaries were pledged as collateral under the i80 Facility. The i80 Facility includes representations and warranties, and affirmative and negative covenants, including but not limited to, maintaining an unrestricted and unencumbered cash and cash equivalents balance of $5.0 million or higher (including 50% of the amount on deposit in the debt service reserve account), and a weighted average EBITDA yield of 18% and free cash flow yield of 15% for the portfolio of eligible businesses pledged as collateral under the i80 Facility. As of December 31, 2024, the Company was in compliance with all covenants.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Real Estate Loans

On June 22, 2023, certain subsidiaries of Teamshares that hold real estate (“PropCos”) entered into a loan agreement with Barclays Capital Real Estate Inc., as the lender. As of December 31, 2024, the Company had borrowed $17.7 million under the agreement (“Real Estate Loans”). Amounts outstanding under the Real Estate Loans accrue interest at a rate of 7.6% payable in cash on the sixth of each month. The monthly payments made prior to July 2025 are interest only, and beginning in July 2025 the monthly payments will include a fixed principal payment. The Real Estate Loans have a maturity date of July 6, 2028.

Obligations under the Real Estate Loans are secured by the assets and capital stock of the PropCo’s that are pledged as collateral. As of December 31, 2024, all 14 of the PropCo’s were pledged as collateral under the Real Estate Loans.

Sound Point Facility

On December 21, 2023, Teamshares Holdings, LLC, a wholly owned subsidiary of Teamshares, entered into a credit facility (“Sound Point Facility”) with Sound Point Agency LLC (“Sound Point”), as the lender, administrative, and collateral agent. The Sound Point Facility included $75 million of committed capital from the lender and has a maturity date of 60 months from the closing date. The Company issued warrants to Sound Point (Series D-1) in connection with the closing of the Sound Point Facility. As of December 31, 2024, the Company had drawn $3.7 million on the Sound Point Facility.

Borrowings under the Sound Point Facility are required to be utilized to fund the acquisition of businesses that meet the eligibility criteria as defined in the credit agreement. The Sound Point Facility allows the Company to borrow the lesser of (i) 2.5 multiplied by the aggregate EBITDA for the most recently ended 12-month period for pledged businesses plus unrestricted cash and (ii) the aggregate purchase price of pledged businesses (excluding the amount of any seller note until such time as the seller note is redeemed) plus unrestricted cash. The Company is permitted to issue seller notes in connection with the acquisition of the pledged business up to 60% of the aggregate commitment amount. The Sound Point Facility requires the Company to maintain restricted funds in a deposit account equal to 12.5% of the aggregate amount of outstanding term loans up to a maximum of $18.8 million. As of December 31, 2024, the restricted funds in the deposit account held a balance of $0.5 million. Certain eligibility criteria and covenants were also modified under the amendment.

Amounts outstanding under the Sound Point Facility accrue interest at the one-month SOFR plus 9%, payable on the twenty-fifth day of each month. Any percentage in excess of 11% may be paid in cash or accrued as an increase to the aggregate principal amount outstanding under the Sound Point Facility. As of December 31, 2024, the weighted average interest rate on borrowings under the Sound Point Facility was 14.06%.

Seller Notes

In certain acquisitions, the Company has issued notes payable to the sellers (“Seller Notes”) of businesses. Certain of these notes remain outstanding as of December 31, 2024. The Seller Notes outstanding as of December 31, 2024, include regularly scheduled interest payments at rates ranging from 5% to 8%, and maturity dates ranging from December 31, 2025 to January 31, 2030.

The principal balance of outstanding Seller Notes was $8.7 million as of December 31, 2024. Seller Notes are recorded on the Consolidated Balance Sheet net of unamortized discounts. The carrying value of Seller Notes was $6.3 million as of December 31, 2024. The carrying value of Seller Notes approximates their fair value.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

The fair value of Seller Notes is considered Level 3 in the fair value hierarchy due to pricing inputs that are less observable in the marketplace combined with management judgment required for the assumptions underlying the calculation of value. The interest rate on Seller Notes is generally considered to be below-market, and therefore the fair value of Seller Notes is generally less than the face amount. As of December 31, 2024, the weighted average interest rates on Seller Notes were 5.54%.

Vehicle and Equipment Loans

The Company’s subsidiaries have various loans for vehicles and equipment used in the normal course of business. The terms are generally five to six years in length and the loans bear interest at agreed upon rates. The loans require monthly principal and interest payments to be made for each vehicle. As of December 31, 2024, there was $2.6 million of vehicle and equipment loans outstanding.

Future maturities of long-term debt for the next five years and thereafter as of December 31, 2024 are as follows (dollars in thousands):

2025	$1,111
2026	154,038
2027	724
2028	19,945
2029	7,157
Thereafter	845

Total	$183,819

NOTE 10 – Fair Value of Financial Instruments

The fair value of the financial assets and liabilities are included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale.

The Company has assessed that the fair value of cash and cash equivalents, trade receivables, trade payables, debt, and all other liabilities approximate carrying amounts largely due to the short-term maturities or recent commencement of these instruments.

Recurring fair value measurements

Level 3 Disclosures:

Warrants

The Company issued warrants to i80 Group LLC in May 2021 (Series B-1) in connection with the closing of the i80 Facility and January 2022 (Series C-1) in connection with the second amendment to the i80 Facility. In December 2023, the Company issued warrants (Series D-1) to Sound Point Agency LLC in connection with the closing of the Sound Point Facility (“Sound Point Warrants”). The Sound Point Warrants vest based on the highest aggregate commitment from lenders through the draw period under the Sound Point Facility up to the total targeted commitment of $150 million. As of December 31, 2024, there were 24,565 vested warrants based on the $150 million aggregate commitment from lenders.

Warrants are initially capitalized at their initial fair value as an Other Asset and a corresponding Warrant Liability on the Consolidated Balance Sheet. The amount capitalized as an Other Asset is considered a deferred

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

financing cost, and is amortized to Interest Expense, Net on a straight-line basis over the term of the related debt instrument. The Warrant Liability is recorded at fair value on the Consolidated Balance Sheet with changes in fair value recognized in Change in Fair Value of Warrant Liability on the Consolidated Statement of Operations.

The tables below summarize the outstanding warrants:

	As of December 31, 2024
	Warrants Outstanding	Fair Value Per Warrant
Series B-1	77,258	$40.33
Series C-1	76,394	30.80
Series D-1	49,130	37.77

	202,782

The fair value of outstanding warrants is classified as Level 3 in the fair value hierarchy due to the use of pricing inputs that are less observable in the marketplace combined with management judgment required for the assumptions underlying the calculation of value. The Company determined the estimated fair value of all outstanding warrants using the Black-Scholes option-pricing model.

The table below summarizes the inputs used to calculate the fair value of the warrants as of December 31, 2024:

	Series B-1	Series C-1	Series D-1
Exercise price	$16.50	$47.12	$76.33
Stock price	$54.26	$63.73	$76.33
Expected remaining term (in years)	3.34	4.06	5.98
Risk-free interest rate	4.30%	4.30%	4.40%
Expected volatility	40.00%	40.00%	45.00%
Expected vesting percentage	N/A	N/A	62.50%

The following table presents changes in the warrant liability for the year ended December 31, 2024 (dollars in thousands):

Balance at January 1, 2024	$7,323
Change in fair value of warrant liabilities	(702)

Balance at December 31, 2024	$6,620

Contingent Consideration

The Company has earnout clauses embedded within certain purchase agreements for acquired Operating Subsidiaries. The contingent consideration in the earnout agreements is contingent on certain future financial metrics being achieved for a certain period of time (e.g., Operating Subsidiary gross profit exceeding a certain threshold, subsidiary net revenue exceeding a certain threshold, etc.). The earnout liabilities are recorded at fair value as Contingent Consideration on the Consolidated Balance Sheet with the changes in fair value recognized in earnings each reporting period. For additional detail regarding the earnout agreements, see NOTE 4.

The fair value of the contingent consideration is considered Level 3 in the fair value hierarchy due to pricing inputs that are less observable in the marketplace combined with management judgment required for the

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

assumptions underlying the calculation of value. The Company calculated the fair value of the contingent consideration using a Monte Carlo simulation model.

The following table presents changes in contingent consideration liabilities for the year ended December 31, 2024 (dollars in thousands):

Balance at January 1, 2024	$7,077
Earnout consideration acquired in 2024	339
Change in fair value of earnout consideration	91
Earnout payments made in period	(3,758)

Balance at December 31, 2024	$3,748

The Monte Carlo simulation model uses inputs and assumptions to measure the fair value of the contingent consideration that includes metric volatility, risk-free rate, metric discount rate, and Teamshares’ discount rate. The table below summarizes the inputs used to calculate the fair value of the contingent consideration as of December 31, 2024:

December 31, 2024
Metric volatility (range for different acquisitions)	1 - 55%
Risk-free rate (range for different acquisitions)	4.2 - 4.4%
Metric discount rate (range for different acquisitions)	4.8 - 27.3%
Teamshares discount rate	13.3%
Term (in years)	3 - 7

There were no transfers of financial instruments between the three levels of the fair value hierarchy during the year ended December 31, 2024.

NOTE 11 – Leases

The Company determines if an arrangement is a lease at inception and recognizes the corresponding right-of-use assets and lease liabilities on the Consolidated Balance Sheet. The Company primarily leases real estate, vehicles, and equipment.

The ROU asset and lease liability are initially measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rate. The incremental borrowing rate is estimated using the borrowing rate on the Company’s debt instruments and movements in the average spread on comparable publicly traded corporate debt.

The ROU asset and lease liability are calculated including options to extend the lease when the Company determines that it is reasonably certain that it will exercise those options.

The Company has elected to not separate lease components from non-lease components for all asset classes. The Company made an accounting policy election to not recognize an ROU asset and lease liability for leases with an initial term of 12 months or less and will recognize payments for such leases in the Company’s Consolidated Statement of Operations on a straight-line basis over the lease term. The Company also made an accounting policy election, related to leases acquired through acquisitions, to not recognize an ROU asset and lease liability for acquired leases that have a remaining lease term of 12 months or less at the acquisition date.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Operating leases were included on the Company’s Consolidated Balance Sheet as follows (dollars in thousands):

December 31, 2024
Operating Leases:
Operating lease right of use assets, net	$50,988

Current portion of operating lease obligations	$5,920
Long-term operating lease obligations	48,070

Total lease liability	$53,990

Weighted average remaining lease term (years)	7.6
Weighted average discount rate	14.66%

As of December 31, 2024, the Company’s Consolidated Balance Sheet included $0.9 million in net ROU assets and $0.9 million in total lease liabilities related to finance leases, including $0.2 million in current liabilities and $0.7 million in long-term liabilities. Finance lease ROU assets are presented within Other Assets in the Consolidated Balance Sheet. The current portion of finance lease liabilities are presented within Other current liabilities, and the non-current portion of finance lease liabilities are presented in Other Long-Term Liabilities on the Consolidated Balance Sheet.

The components of operating lease expense were as follows (dollars in thousands):

December 31, 2024
Operating lease cost	$12,641
Short-term lease costs	2,303
Variable lease expense	1,551

Total operating lease expense, net	$16,496

Finance lease expense for the year ended December 31, 2024, was $0.4 million and included $0.3 million in amortization expense of ROU assets and $0.1 million in interest on lease liabilities.

The Company had sublease income of $3.0 million for the year ended December 31, 2024. Sublease income is related to an Operating Subsidiary in the corporate housing and rental business. The Company’s subleases are primarily short term in nature, ranging from 30 days to 6 months. The Company does not include any options to extend these leases as it is not reasonably certain to exercise any renewal options related to these leases.

Future minimum lease payments of the Company’s lease obligations over the next five years and thereafter as of December 31, 2024, by year and in the aggregate, were as follows (dollars in thousands):

2025	$13,114
2026	12,660
2027	11,931
2028	11,313
2029	10,323
Thereafter	33,389

Total expected lease payments	92,730
Less: Imputed interest	38,740

Total lease liability	$53,990

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Supplemental cash flow information related to operating leases for the year ended December 31, 2024 was as follows (dollars in thousands):

December 31, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	$11,797
Right of use assets obtained in exchange for operating lease liabilities	$11,974

In addition, cash paid for amounts included in the measurement of finance lease liabilities as of December 31, 2024 consisted of $0.1 million in operating cash flows and $0.2 million in financing cash flows.

The Company obtained $1.0 million in ROU assets in exchange for new finance lease liabilities in the year ended December 31, 2024.

NOTE 12 – Stockholders’ Equity

Common Stock

As of December 31, 2024, Teamshares was authorized to issue 11,307,218 shares of common stock, par value $0.00001, and had 1,162,180 shares of common stock issued and outstanding. Each share of common stock has one vote in accordance with the Certificate of Incorporation of Teamshares.

Preferred Stock

As of December 31, 2024, Teamshares was authorized to issue 8,100,554 shares of preferred stock with a par value of $0.00001 and had 7,740,549 shares of preferred stock issued and outstanding.

The following table provides details related to each of the Company’s classes of preferred stock:

As of December 31, 2024
Preferred Stock Class	Shares Authorized	Shares Issued & Outstanding	Par Value	Conversion Price
Series Seed-1 Preferred Stock	157,182	157,182	$0.00001	$2.86
Series Seed-2 Preferred Stock	174,643	174,643	$0.00001	$2.29
Series Seed-AA Preferred Stock	564,300	564,300	$0.00001	$5.32
Series A Preferred Stock	849,993	849,993	$0.00001	$8.35
Series B-2 Preferred Stock	59,484	59,484	$0.00001	$8.15
Series B-1 Preferred Stock	1,289,138	1,211,880	$0.00001	$16.50
Series C-2 Preferred Stock	3,066	3,066	$0.00001	$16.30
Series C-1 Preferred Stock	1,986,232	1,909,838	$0.00001	$47.12
Series D-2 Preferred Stock	4,777	4,777	$0.00001	$52.33
Series D-1 Preferred Stock	1,871,912	1,811,666	$0.00001	$76.33
Series D-NV Preferred Stock	91,711	11,116	$0.00001	$76.33
Series E-1 Preferred Stock	982,609	945,239	$0.00001	$76.33
Series E-NV Preferred Stock	65,507	37,365	$0.00001	$76.33

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Each share of preferred stock shall be convertible, at the option of the holder, at any time into such number of fully paid and nonassessable shares of common stock as is determined by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. The applicable conversion price is initially equal to the original issue price. In the event of the issuance of additional common stock without consideration or for a consideration per share less than the applicable conversion price for a series of preferred stock in effect immediately prior to such issuance or deemed issuance, then the applicable conversion price for such series shall be reduced, concurrently with such issue, to a price calculated based on the pre-defined formula in the Certificate of Incorporation. As of December 31, 2024, the applicable conversion price equaled the original issue price. As of December 31, 2024, if all issued and outstanding shares of preferred stock were converted, then it would result in an additional 7,740,549 shares of outstanding common stock issued and outstanding.

Each holder of outstanding shares of preferred stock shall be entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Each class of preferred stock has similar voting rights.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of preferred stock shall be entitled to be paid out on a pari passu basis of the assets of the Company available for distribution to its stockholders. After the payment of all preferential amounts required to be paid to the holders of preferred stock are made, the remaining assets are distributed among the holders of shares of common stock on a pro rata basis, based on the number of shares held by each common stockholder.

The Company has accounted for preferred stock in Additional Paid-In Capital in the Consolidated Statement of Stockholders’ Equity. Each class of preferred stock is valued by multiplying the amount of outstanding preferred shares by the original issue price. The Company did not declare or pay any dividends on either its preferred stock or common stock during the year ended December 31, 2024.

During the year ended December 31, 2024, the Company raised approximately $73.6 million through the issuance of Series E-1 preferred stock.

Operating Subsidiary Capital Structure

The capital structure of the Operating Subsidiaries includes both preferred stock issued to Teamshares and certain former owners as well as common stock issued to Teamshares and Employee Owners as part of the Operating Subsidiary Stock Plans (see NOTE 14). The holders of preferred and common stock (including unvested restricted stock shares issued under the Operating Subsidiary Stock Plans) share pro-rata in any dividends. Holders of preferred stock are entitled to vote on an as-converted basis.

The Company’s ownership percentage in the Operating Subsidiaries is reduced by the vesting of restricted stock and repurchases of Teamshares’ preferred stock by the Operating Subsidiaries. During the year ended December 31, 2024, Operating Subsidiaries repurchased $8.9 million of preferred stock from Teamshares. Repurchases are eliminated in consolidation.

As of December 31, 2024, Teamshares’ ownership in the Operating Subsidiaries, excluding unvested restricted stock, averaged 93%. As of December 31, 2024, Teamshares’ ownership in the Operating Subsidiaries, including unvested restricted stock, averaged 88%. The Company consolidates each of the Operating Subsidiaries for financial reporting purposes since it owns the majority of the voting shares and controls the Board of Directors at each Operating Subsidiary.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

NOTE 13 – Income Taxes

A provision for income taxes representing an expense of $0.9 million has been recognized for the year ended December 31, 2024. Income taxes are allocated to the Company’s continuing operations located in the U.S.

The components of the provision for income taxes for the year ended December 31, 2024 consisted of the following (dollars in thousands):

December 31, 2024
Current:
Federal	$—
State	466

Total current	$466

Deferred:
Federal	$303
State	121

Total deferred	$424

Income Tax Expense (Benefit)	$890

The reconciliation of taxes at the federal statutory rate to the Company’s provision for income taxes for the year ended December 31, 2024, are as follows (dollars in thousands):

December 31, 2024
Tax at statutory federal rate	$(17,421)
State tax, net of federal benefit	(1,970)
Deferred tax rate change	102
Change in valuation allowance	16,237
Other	3,942

Provision for income taxes	$890

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

Significant components of the Company’s deferred tax assets and liabilities approximated the following as of December 31, 2024 (dollars in thousands):

December 31, 2024
Deferred Tax Assets:
Net operating loss carry-forward	$24,384
UNICAP	1,937
Accrued expenses	877
Stock-based compensation	987
Research and development	1,010
Lease liability	12,792
§163(j) limitation	11,638
Other	513

Total deferred tax assets	$54,137

Deferred Tax Liabilities:
Depreciation	$(1,120)
Intangibles	(2,109)
Right of use asset	(12,075)

Total deferred tax liabilities	(15,304)

Net deferred tax assets before valuation allowance	38,833
Valuation allowance	(39,514)

Deferred tax liabilities, net of valuation allowance	$(681)

Deferred tax liabilities, net of valuation allowances, are presented in Other Long-Term Liabilities on the Consolidated Balance Sheet.

As of December 31, 2024, the Company recorded a valuation allowance of $39.5 million for the portion of the deferred tax asset that the Company does not expect to be realized. The valuation allowance on net deferred taxes increased by a net $16.2 million during the year ended December 31, 2024. The changes in valuation allowance are primarily due to additional U.S. deferred tax assets and liabilities incurred in the year, as well as the result of an acquisition adjustment of $0.3 million. The Company did not have any material releases of valuation allowance for the year ended December 31, 2024. The Company is currently subject to the annual limitation under Sections 382 of the Internal Revenue Code. The Company will not be precluded from realizing the NOL carryforward and tax credits but may be limited in the amount we could utilize in any given tax year in the event that the federal and state taxable income will exceed the limitation imposed by Section 382. The amount of the annual limitation is determined based on our value immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years.

The Company continues to monitor the realizability of the U.S. deferred tax assets taking into account multiple factors. In completing this assessment, the Company considered both objective and subjective factors. These factors included, but were not limited to, a history of losses in prior years, future reversal of existing temporary differences and tax planning strategies. After evaluating all available evidence, the Company intends to continue maintaining a full valuation allowance on our net deferred tax assets until there is sufficient evidence to support the reversal of all or some portion of these allowances. Release of all, or a portion of the valuation allowance would result in the recognition of certain deferred tax assets and a decrease to income tax expense for the period the release is recorded.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

As of December 31, 2024, the Company has $119.5 million in net operating losses available for U.S. federal income tax purposes. Of these amounts, $0.1 million will expire in periods through 2039 and the remaining $119.5 million can be carried forward indefinitely as of December 31, 2024. As of December 31, 2024, the Company also had $15.0 million of net operating losses for U.S. state income taxes which will expire in periods beginning in 2031.

As of December 31, 2024, the Company had no unrecognized tax benefits. Tax years within the periods 2018 to 2024 remain subject to examination for federal and state income tax purposes. All net operating losses generated to date are subject to adjustment for U.S. federal and state income tax purposes.

NOTE 14 – Teamshares Inc. Stock-Based Compensation

The Company sponsors an equity incentive plan in which certain employees participate. The 2020 Equity Incentive Plan is administered by the Board of Directors (the “Plan Administrator”). The 2020 Equity Incentive Plan permits the granting of incentive stock options, nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units. The number of shares authorized to be issued under the 2020 Equity Incentive Plan was 1,643,244. Stock-based compensation expense was $2.5 million for the year ended December 31, 2024 and recognized in Selling, General, and Administrative Expenses in the Consolidated Statement of Operations. Forfeitures are recognized as they occur.

Stock Options

Stock options may be granted by the Plan Administrator. Each award of an option will be evidenced by a grant agreement that will specify the exercise price, the term of the option, the number of shares subject to the option, the exercise restrictions, if any, applicable to the option, and such other terms and conditions as the Plan Administrator will determine. The 2020 Equity Incentive Plan permits the granting of both incentive stock options and nonstatutory stock options. The term of the stock options will be no more than 10 years from the date of grant, and the exercise price will be no less than the fair market value of the underlying common stock at the date of grant. Options granted typically vest over a period of 4 years.

The Company utilizes the Black-Scholes option-pricing model for estimating the fair value of the stock options granted. The assumptions used in valuing the stock options granted during the year ended December 31, 2024, are as follows:

		December 31, 2024
Expected volatility	%	39.09 - 40.75
Weighted-average expected volatility	%	39.76
Expected term (years)		5.3 - 6.1
Risk-free interest rate	%	3.8 - 4.4
Expected dividend yield	%	0.0

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

A summary of option activity for the year ended December 31, 2024, is as follows:

	Options	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Life (Years)
Outstanding at January 1, 2024	1,151,284	$13.91	8.02
Granted	226,375	35.37
Exercised	(10,631)	3.80
Forfeited or expired	(161,902)	17.41

Outstanding at December 31, 2024	1,205,126	$17.56	6.92

Exercisable at December 31, 2024	805,097	$11.68	5.97

During the year ended December 31, 2024, the aggregate intrinsic value of options exercised was $0.3 million.

A summary of the status of the Company’s nonvested options for the year ended December 31, 2024, is as follows:

	Options	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2024	626,052	$5.48
Granted	226,375	15.84
Vested	(290,496)	7.72
Forfeited	(161,902)	8.10

Nonvested at December 31, 2024	400,029	$13.48

During the year ended December 31, 2024, the total grant-date fair value of options granted was $3.6 million. During the year ended December 31, 2024, the total grant-date fair value of options vested was $2.3 million. As of December 31, 2024, there was $5.0 million of total unrecognized compensation cost related to nonvested stock options. This cost is expected to be recognized over the weighted average period of 2.6 years.

NOTE 15 – Operating Subsidiary Stock Plans

Each of the Operating Subsidiaries has adopted a stock plan, as amended and restated (the “Operating Subsidiary Stock Plan(s)”) in order to promote the long-term financial interest of the Operating Subsidiary by attracting, retaining, and rewarding employees who will contribute to the Operating Subsidiary’ s success. The Operating Subsidiary Stock Plans and related grants are administered by the board of directors of each Operating Subsidiary. The individuals eligible to receive awards are any full-time and certain part-time employees of the Operating Subsidiaries. Awards that may be granted under the Operating Subsidiary Stock Plans include restricted stock, and the governing terms of such awards are documented in both the Operating Subsidiary Stock Plan and pursuant to the individual grant agreements with the individual employees. As of December 31, 2024, each Operating Subsidiary Stock Plan authorized 19,999 shares of common stock to be issued to its employees. As of December 31, 2024, the total number of shares of common stock authorized to be issued for all Operating Subsidiaries was 1,859,907. The shares typically vest ratably over a four or five-year period, with a one-year cliff vesting followed by monthly vesting thereafter.

Prior to May 2023, restricted common stock issued under the Operating Subsidiary Stock plan contained a contingent call option for the Company to repurchase the common stock. The call option was exercisable upon

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

the later of the termination date of an employee or at least six months following the vesting of the common stock. The call option repurchase price became fixed on the termination date, which limited the exposure of the holder to changes in the fair value of the underlying common stock for a period of less than six months following the vesting date in certain instances. Therefore, the restricted stock awards were liability-classified and subject to periodic remeasurement.

In May 2023, the Operating Subsidiary Stock Plans were modified to state that the call option repurchase price is based on the fair market value of the restricted common stock on the call option repurchase date. Based on this modification, the classification of all restricted stock awards was changed from liability-classified to equity-classified as of the modification date. The liability associated with the restricted stock awards was reclassified from Other Long-Term Liabilities to Additional Paid-In Capital on the modification date.

Dividends on restricted common stock issued under the Operating Subsidiary Stock Plans are recognized in Noncontrolling Interests.

For awards granted within a reasonable time frame from the respective acquisition date for each Operating Subsidiary, the Company generally utilizes a market approach, typically a hybrid back-solve method to estimate the fair value of the restricted stock granted by the Operating Subsidiary. The hybrid back-solve method estimates probability-weighted values across multiple scenarios while using an option-pricing model to estimate the allocation of value within one or more of these scenarios and is calibrated to the transaction price paid for Teamshares’ preferred stock. The assumptions used in valuing the restricted stock granted during the year ended December 31, 2024 are as follows:

December 31, 2024
Expected volatility	%	25 - 55
Time to liquidity (years)		2 - 5
Risk-free interest rate	%	3.6 - 4.7
Discount for lack of marketability	%	32.0 - 54.0
Discount for lack of control	%	16.2 - 30.3

A summary of restricted stock activity for the year ended December 31, 2024 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
Balance at January 1, 2024	72,205	$72.03
Issued	21,636	60.45
Vested	(25,480)	71.74
Forfeited or cancelled	(18,125)	63.24

Balance at December 31, 2024	50,236	$70.35

During the year ended December 31, 2024, the Company recognized $1.8 million of compensation expense related to the Operating Subsidiary Stock Plans and the Company paid $1.2 million of distributions to employee-owners that were recognized in Noncontrolling Interests. The related expenses are recognized in Selling, General, and Administrative Expenses on the Consolidated Statement of Operations.

Repurchases of shares of common stock from employee-owners were $1.0 million during the year ended December 31, 2024. As of December 31, 2024, there was $3.4 million of unrecognized compensation cost related

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

to nonvested restricted common stock that is expected to be recognized over the weighted average period of 1.3 years.

NOTE 16 – Net Loss Per Share

Basic Net Loss Per Share is computed by dividing Net Loss Attributable to Common Stockholders by the weighted average number of common shares outstanding during the period. Each series of preferred stock is considered to be a participating security. Therefore, the Company applies the two-class method in calculating its net loss per share for periods when the Company generates net income. Net losses are not allocated to preferred shares in the Company, as they are not contractually obligated to share in the Company’s losses.

Diluted Net Loss Per Share is computed by dividing Net Loss Attributable to Common Stockholders by the weighted average number of common and dilutive common equivalent shares outstanding for the period using the treasury-stock method or the as-converted method, or the two-class method for participating securities, whichever is more dilutive. Potentially dilutive shares are comprised of preferred stock, warrants, and stock options. For the year ended December 31, 2024, there is no difference in the number of shares used to calculate basic and diluted shares outstanding due to the Company’s net loss and potentially dilutive shares being anti-dilutive.

During the year ended December 31, 2024, the Company repurchased certain Rollover Shares. The difference between the carrying value and the repurchase value on the repurchase date has been included as an adjustment to Net Loss Attributable to Common Stockholders.

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net loss per share as of the year ended December 31, 2024, is as follows (dollars in thousands, except per share data):

December 31, 2024
Numerator:
Net Loss Attributable to Teamshares Inc.	$(83,297)
Rollover Share adjustments	273

Net Loss Attributable to Common Stockholders	$(83,024)
Denominator:
Weighted Average Common Shares Outstanding	1,153,618
Net Loss Per Share Attributable to Common Stockholders, Basic and Diluted	$(71.97)

The following common stock equivalents were excluded in the calculation of net loss per diluted share because their effect was anti-dilutive:

December 31, 2024
Preferred Shares	7,740,549
Warrants	202,782
Stock Options	1,205,126

Total	9,148,457

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

NOTE 17 – Segment Reporting

The Company has two reportable segments: Small Business Acquisitions and Real Estate. The chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer.

Small Business Acquisitions includes all of the Operating Subsidiaries owned by the Company. The Company’s CODM regularly reviews Operating Subsidiary performance in the aggregate for the purpose of making operating decisions, allocating resources, and evaluating financial performance.

Real Estate includes land and buildings that are owned by the Company. These assets are owned by the Company and leased to Operating Subsidiaries on an intercompany basis. Rent payments that are paid to the Company are eliminated in consolidation. The CODM regularly reviews the profitability of the Real Estate operating segment.

The CODM also regularly reviews the performance of other products and services that the Company offers to Operating Subsidiaries. These products primarily consist of the Company’s self-funded health insurance and business insurance programs that certain Operating Subsidiaries utilize. The insurance premiums that are paid to the Company by Operating Subsidiaries are eliminated in consolidation. None of the financial products that are regularly reviewed by the CODM meet the quantitative criteria to be disclosed as a reportable segment.

The CODM measures and evaluates segment performance and allocates resources based on segment earnings before interest, taxes, depreciation, and amortization (“EBITDA”). Segment EBITDA includes revenues from external customers and revenues and associated expenses from transactions with other operating segments of the Company. Segment expense categories include Cost of Revenue excluding depreciation, Selling, General, and Administrative Expenses, and other non-operating (income) expense.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

The CODM is not regularly provided with segment assets or segment expenditures for long-lived assets, as these metrics are not used to assess segment performance. The accounting policies of the Small Business Acquisitions reportable segment are the same as those described in NOTE 2.

	Year Ended December 31, 2024 (in 000s)
	Small Business Acquisitions	Real Estate	All Other	Total
Revenue from External Customers	$398,641	—	—	$398,641
Revenue from Other Operating Segments	—	2,759	6,604	9,363

Total Consolidated Revenue	398,641	2,759	6,604	408,004

Reconciliation of Revenues
Intercompany Eliminations				(9,363)

Total Consolidated Revenue				398,641

Less:
Cost of Revenue, Excluding Depreciation	258,587	—	—	258,587
Selling, General, and Administrative Expense	121,315	17	6,391	127,724
Other Non-Operating Income	(661)	—	—	(661)

Segment EBITDA	19,399	2,742	212	22,353
Less:
Depreciation				(5,670)
Amortization				(5,635)
Goodwill Impairment				(15,645)
Stock Compensation Expense				(4,293)
Loss on Disposition of Assets				(2,661)
Interest Expense, Net				(27,766)
Change in Fair Value of Warrant Liability				702
Change in Fair Value of Contingent Consideration				(91)
Corporate, Other Expenses, and Eliminations				(44,251)

Loss Before Income Taxes				$(82,957)

NOTE 18 – Related Party Transactions

Certain executives of the Company own a direct and indirect minority interest in a customer of the Company. For the year ended December 31, 2024, the revenue earned by the Company from this customer was immaterial.

Two executives of the Company have personally guaranteed a note that was issued by the Company during the fiscal year ended December 31, 2020. This note was issued to the seller of an Operating Subsidiary as a portion of the consideration transferred for the business. The note had an original principal amount of $0.7 million and accrues interest at a rate of 7% annually. The note matures in 2030.

One executive of the Company has personally guaranteed two additional notes that were issued by the Company. One note was issued in 2023 to the seller of an Operating Subsidiary as a portion of the consideration transferred for the business. The note has a principal amount of $0.4 million, accrues interest at a rate of 5% annually, and matures in 2028. One note was issued in 2024 to the seller of an Operating Subsidiary as a portion of the consideration transferred for the business. The note has a principal amount of $0.5 million, accrues interest at a

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

rate of 6.25% annually, and matures in 2029. This executive has also personally guaranteed one of the Company’s lease obligations. The lease obligation was $0.5 million as of the year ended December 31, 2024 and matures in 2028.

NOTE 19 – Subsequent Events

2025 Business Combinations

The Company completed four additional business combinations in the United States and one additional business combination in Japan subsequent to the balance sheet date. Refer to NOTE 4 for additional details.

Teamshares Dependable Capital LLC

During 2025, Teamshares Dependable Capital LLC, a wholly owned subsidiary of Teamshares Inc., entered into loan agreements with certain parties that resulted in net proceeds of $11.5 million. Teamshares Dependable Capital LLC owns equity interests in certain of the Operating Subsidiaries acquired during 2025. The loans bear interest at 12% per annum, payable quarterly in cash, plus an additional 6% per annum PIK interest, compounded quarterly. In connection with the loan, the lenders received 15,558 warrants with a strike price consistent with the Series E preferred share issuance. The loans mature on June 30, 2027, and may be prepaid at any time subject to a 3% prepayment fee. The counterparties to $3.3 million of the loans include members of the Company’s management and board of directors.

Sale Leaseback Transaction

On August 25, 2025, the Company completed the sale of 17 properties within its real estate portfolio, for total gross proceeds of $32.4 million. The net book value of the buildings and land sold was $15.4 million and $8.2 million, respectively. In connection with the sale, the Company defeased the Real Estate Loans which had an outstanding principal balance of $17.7 million. The Company incurred $1.8 million of transaction costs and $2.3 million of defeasance costs and recognized a net gain of $4.4 million related to the sale and defeasance transactions. Concurrent with the sale, the Company entered into a long-term Master Lease Agreement to continue occupying the 17 properties under operating lease arrangements.

Business Combination Agreement with Live Oak Acquisition Corp. V

On November 14, 2025, the Company entered into an agreement and plan of merger (the “Merger Agreement”) with Live Oak Acquisition Corp. V (“Live Oak”), Live Oak Sponsor V LLC, Catalyst Sub Inc. (“Merger Sub”), and Catalyst Sub 2 LLC (“Merger Sub II”). Live Oak is a publicly traded special purpose acquisition company.

At the closing of the proposed business combination (the “Closing”), (i) Merger Sub will merge with and into Teamshares, with Teamshares surviving as a wholly-owned subsidiary of Live Oak, and (ii) immediately thereafter, the surviving corporation will merge with and into Merger Sub II. Upon consummation of the mergers, all outstanding Teamshares capital stock will be cancelled and converted into the right to receive a pro rata share of the merger consideration, and all in-the-money Teamshares options will be converted into options to purchase Live Oak common stock. All other convertible securities outstanding and not exercised or converted prior to Closing will be terminated.

The Merger Agreement provides for total merger consideration valued at $525.0 million plus the value of any interim period financing converted into Teamshares equity prior to Closing (the “Merger Consideration”). The Merger Consideration will be paid in shares of Live Oak common stock valued at $10.00 per share.

Teamshares Inc.

Notes to Consolidated Financial Statements

For the year ended December 31, 2024

In addition, certain existing Teamshares securityholders may receive up to 6.0 million additional shares of Live Oak common stock (the “Earnout Shares”) contingent upon the achievement of specified share-price targets during the five-year earnout period. One-third of the Earnout Shares vest upon the volume-weighted average price of Live Oak common stock equaling or exceeding $12.00, $15.00, and $20.00, respectively, for 20 out of 30 consecutive trading days.

The boards of both Teamshares and Live Oak have each unanimously approved the transactions contemplated by the Merger Agreement (collectively, the “Business Combination”). The closing of the Business Combination is subject to, among other things, the approval by Live Oak shareholders of the Business Combination and the satisfaction of other customary closing conditions as set forth in the definitive agreement, including that the U.S. Securities and Exchange Commission completes its review of the registration statement on Form S-4 (which will include a proxy statement of Live Oak and a prospectus), the receipt of certain regulatory approvals and approval by the relevant stock exchange to list the securities of the combined company. At closing, the combined company will operate as “Teamshares Inc.” and is expected to be listed on Nasdaq under ticker “TMS.”

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers.

The Combined Company’s amended and restated certificate of incorporation will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by DGCL, and the Combined Company’s bylaws will provide for indemnification of its directors, officers, employees and other agents to the maximum extent permitted by the DGCL.

In addition, effective upon the consummation of the Business Combination, as defined in Part I of this registration statement, the Combined Company will enter into indemnification agreements with directors, officers, and some employees containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements will require Live Oak, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21. Exhibits and Financial Statements Schedules.

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
2.1#	Agreement and Plan of Merger, dated as of November 14, 2025, by and among Live Oak, Teamshares, Merger Sub, Merger Sub II, the SPAC Representative and the Seller Representative (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025, and also included in Annex A)

3.1	Amended and Restated Memorandum and Articles of Association of Live Oak, as currently in effect (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on March 4, 2025)

3.2**	Form of Certificate of Incorporation of Live Oak (included in Annex B)

3.3**	Form of Amended and Restated Certificate of Incorporation of the Combined Company, to become effective upon consummation of the Business Combination (included in Annex C)

3.4**	Form of Amended and Restated Bylaws of the Combined Company, to be effective upon consummation of the Business Combination (included in Annex D)

4.1	Form of Specimen Unit Certificate (incorporated herein by reference to Live Oak’s Form S-1/A filed on February 13, 2025)

4.2	Form of Specimen Class A Ordinary Share Certificate (incorporated herein by reference to Live Oak’s Form S-1 filed on January 10, 2025)

4.3	Form of Specimen Warrant Certificate (incorporated herein by reference to Live Oak’s Form S-1/A filed on February 13, 2025)

4.4	Warrant Agreement, dated February 27, 2025, by and between Live Oak and CST, as warrant agent (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on March 4, 2025)

5.1**	Opinion of Ellenoff Grossman & Schole LLP

8.1**	Federal Tax Opinion of Ellenoff Grossman and Schole LLP

Exhibit No.	Description

10.1	Letter Agreement, dated February 27, 2025, by and among Live Oak, its officers, directors and the Sponsor (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on March 4, 2025)

10.2	Investment Management Trust Agreement, dated February 27, 2025, between Live Oak and CST, as trustee (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on March 4, 2025)

10.3	Registration Rights Agreement, dated February 27, 2025, by and among Live Oak and certain security holders (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on March 4, 2025)

10.4	Form of Amended and Restated Registration Rights Agreement, by and among Live Oak, the Sponsor, certain Teamshares Stockholders and the Initial PIPE Investors (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025)

10.5	Administrative Service Agreement, dated February 27, 2025, between Live Oak and Live Oak Merchant Partners, an affiliate of the Sponsor (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on March 4, 2025)

10.6	Promissory Note issued to the Sponsor, dated December 20, 2024 (incorporated herein by reference to Live Oak’s Form S-1 filed on January 10, 2025)

10.7**†	2026 Stock Incentive Plan (included in Annex E)

10.8	Form of Voting and Support Agreement, dated as of November 14, 2025, by and among Live Oak, Teamshares and the Significant Company Holders (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025)

10.9	Form of Lock-Up Agreement, dated as of November 14, 2025, by and among Live Oak, the Sponsor and the Significant Company Holders. (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025)

10.10	Form of Lock-Up Agreement, dated as of November 14, 2025, by and among Live Oak, the Sponsor and the members of Teamshares’ management (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025)

10.11	Letter Agreement Amendment, dated as of November 14, 2025, by and among the Live Oak, Teamshares, Live Oak’s officers and directors and the Sponsor (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025, and also included in Annex F)

10.12	Form of Non-Competition and Non-Solicitation Agreement, dated as of November 14, 2025, by and among the Teamshares Live Oak, and each member of the management team of Teamshares (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025)

10.13	Form of PIPE Subscription Agreement, dated as of November 14, 2025, by and among the Live Oak and certain investors party thereto (incorporated herein by reference to Live Oak’s Current Report on Form 8-K filed on November 14, 2025)

10.14**	Form of Combined Company Indemnification Agreement

21.1**	List of Subsidiaries

23.1**	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Live Oak

23.2**	Consent of KPMG LLP, independent registered public accounting firm of the Combined Company

Exhibit No.	Description

23.3**	Consent of KPMG LLP, independent registered public accounting firm of Teamshares.

23.4**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 5.1)

23.5**	Consent of Ellenoff Grossman & Schole LLP (included in Exhibit 8.1)

24.1**	Power of Attorney (included on the signature page of this registration statement)

99.1**	Consent of [ ]

99.2**	Consent of [ ]

99.3**	Consent of [ ]

99.4**	Consent of [ ]

99.5**	Consent of [ ]

99.6**	Consent of [ ]

99.7**	Consent of [ ]

99.8**	Consent of Richard Hendrix

99.9**	Consent of Adam Fishman

99.10**	Preliminary Proxy Card

101.INS	Inline XBRL Instance Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Labels Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

107**	Filing Fee Table

†	Indicates management contract or compensatory plan or arrangement.
#

Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601. The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*	Filed herewith.
**	To be filed by amendment.

Item 22. Undertakings.

(a)	The undersigned registrant hereby undertakes as follows:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.	To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)

That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)

That, for the purpose of determining any liability under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.	Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.

The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.	Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)

That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or

(ii)

that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(8)

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned pursuant to the foregoing provisions, or otherwise, the undersigned has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned of expenses incurred or paid by a director, officer or controlling person of the undersigned in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(b)

The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in Memphis, TN on the day of , 2026.

Live Oak Acquisition Corp. V

By:
Name: Richard J. Hendrix
Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of Richard J. Hendrix and Adam J. Fishman, each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
	Chief Executive Officer and Chairman	, 2025
Richard J. Hendrix	(Principal Executive Officer)

	President, Chief Financial Officer and Director	, 2025
Adam J. Fishman	(Principal Financial and Accounting Officer)

	Director	, 2025
Ashton Hudson

Andrea Tarbox	Director	, 2025

SIGNATURES

Pursuant to the requirements of the Securities Act, the co-registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in [   ] on the day of , 2026.

Teamshares Inc.

By:
Name: [ ]
Title: [ ]

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints each of [   ] and [   ], each acting alone, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for such person and in his or her name, place and stead, in any and all capacities, to sign this Registration Statement on Form S-4 (including all pre-effective and post-effective amendments and registration statements filed pursuant to Rule 462(b) promulgated under the Securities Act of 1933, as amended), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that any such attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Position	Date
	[ ]	, 2025
[ ]	(Principal Executive Officer)

	[ ]	, 2025
[ ]	(Principal Financial and Accounting Officer)

	Director	, 2025
[ ]

[ ]	Director	, 2025